Form 20-F
period 2021-12-31
Argo Blockchain Plc
filed 2022-05-02
CIK 1841675

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-40816

ARGO BLOCKCHAIN PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

9th Floor 16 Great Queen Street London WC2B 5DG England Telephone: +44 788 400 3403
(Address of principal executive offices)

Alex Appleton, Chief Financial Officer 9th Floor 16 Great Queen Street London WC2B 5DG England Telephone: +44 20 788 400 3403
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Ordinary shares, nominal value of £0.001 per share*		The Nasdaq Stock Market LLC*
American Depository Shares, each representing ten ordinary shares	ARBK	The Nasdaq Stock Market LLC
8.75% Senior Notes due 2026	ARBKL	The Nasdaq Stock Market LLC

* The ordinary shares are not for trading, but only in connection with the listing of the American depositary shares on the Nasdaq Stock Market LLC.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

468,082,335 Ordinary Shares, par value £$0.001 per share, were outstanding as of December 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17 or ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes   ☒ No

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

Unless otherwise indicated or the context otherwise requires, all references in this report to the terms “Argo,” “the Company,” “the Group,” “our,” “us,” and “we” refer to Argo Blockchain plc and its subsidiaries.

Our financial statements in this annual report on Form 20-F were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Our financial information is presented in pound sterling. For the convenience of the reader, in this annual report on Form 20-F, unless otherwise indicated, translations from pound sterling into U.S. dollars were made at the rate of £1.00 to $1.35, which was the noon buying rate of the Federal Reserve Bank of New York on December 30, 2021. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of pound sterling at the dates indicated or any other date.

All references in this report to “$” mean U.S. dollars, all references to “£” and “GBP” mean pound sterling and all references to “CA$” mean Canadian dollars.

We have made rounding adjustments to some of the figures included in this annual report on Form 20-F. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Our fiscal year begins on January 1 and ends on December 31 of the same year.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of U.S. federal securities laws that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and “would” or the negative of these terms, or other comparable terminology intended to identify statements about the future, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about future operating results, potential risks pertaining to these future operating results, future plans, prospects and our business strategy, anticipated benefits of proposed (or future) acquisitions or investments, new facilities, growth, the capabilities and capacities of business operations, any financial or other guidance, expected capital expenditures and all statements that are not based on historical fact, but rather reflect our current expectations concerning future results and events. This list is not an exhaustive list of the factors that may affect any of our forward-looking statements.

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these and other factors, we cannot assure you that the forward-looking statements in this report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Forward-looking statements speak only as of the date of this report, and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law, applicable regulations or the rules of any stock exchange to which we are subject.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this report and the documents that we reference in this report and have filed as exhibits to the registration statement, of which this report is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements.

INDUSTRY AND MARKET DATA

This report contains estimates, projections and other information concerning our industry, our business and cryptocurrency markets. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources. While we believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-looking Statements.”

GLOSSARY OF INDUSTRY TERMS AND CONCEPTS

Throughout this report, we use a number of industry terms and concepts which are defined as follows:

●	application-specific integrated circuits or ASICs: Computer microchips designed for a particular use, in this case, mining cryptocurrency. ASICs are considered far superior in terms of performance and efficiency to the central processing units and graphics processing units found inside personal computers.
●	Bitcoin: The first implementation of cryptocurrency, a form of digital money that uses blockchain technology, initially introduced in a white paper titled Bitcoin: A Peer-to-Peer Electronic Cash System by Satoshi Nakamoto.
●	Bitcoin Equivalent: Our method of reflecting the Company’s digital assets is presented in units of Bitcoin. When we reference Bitcoin Equivalent we hold, the conversion rate to Bitcoin is based on the price quoted for such cryptocurrency compared to Bitcoin on CoinTracker.io on the referenced date at 11:59 UTC. When we reference Bitcoin Equivalent we mine, the conversion rate to Bitcoin is based on the price quoted for such cryptocurrency compared to Bitcoin on CoinGecko.com at 11:59 UTC on the date it was mined.
●	block: Synonymous with digital pages in a ledger. Blocks are added to an existing blockchain as transactions occur on the network. Miners are rewarded for “mining” a new block.
●	blockchain: A cryptographically secure digital ledger that maintains a record of all transactions that occur on the network and follows a consensus protocol for confirming new blocks to be added to the blockchain.
●	CBDC: Central bank digital currency, a form of government-backed stablecoin.
●	cold storage: The storage of private keys in any fashion that is disconnected from the internet. Common cold storage examples include offline computers, USB drives, or paper records.
●	consensus: The protocol that allows a blockchain network to secure by governing how transactions are processed and new blocks are added to the blockchain.
●	cryptocurrency: Digital assets that are designed to work as a medium of exchange, unit of account, and/or store of value.
●	digital asset: A broad term for anything that can be stored and transmitted electronically, and has associated ownership or use rights. As used in this report, the term “digital assets” refers to assets that are created and maintained with software (code), and exist as data on a blockchain network.
●	digital asset ecosystem: The broad ecosystem of individuals, organizations, platforms, networks and other elements that use and support the use of digital assets and related technologies, across any number of industries and use cases.
●	DeFi: Short for Decentralized Finance. Peer-to-peer software-based network of protocols that can be used to facilitate traditional financial services like borrowing, lending, trading derivatives, insurance, and more through smart contracts.
●	Ethereum: Ethereum is a peer-to-peer blockchain network that was originally described in a 2013 white paper by Vitalik Buterin, a programmer involved with Bitcoin. The Ethereum network allows people to exchange digital assets, called Ether (“ETH”), which can be used to pay for goods and services, including computational power on the Ethereum network. Ethereum also allows users to write and implement smart contracts that are used to create digital assets other than ETH on the Ethereum network, move digital assets in accordance with conditional instructions and create markets, among other things. Smart contract operations are executed on the Ethereum network in exchange for payment of ETH. Ethereum has recently been popularly used for DeFi applications.
●	fork: A fundamental change to the software underlying a blockchain which results in two different blockchains: the original version and the new version. In some instances, the fork results in the creation of a new digital asset.
●	hash: A function that takes an input, and then outputs an alphanumeric string known as the “hash value.” Each block in a blockchain contains the hash value of the block before it followed by its own hash value. Hash functions are used to demonstrate proof-of-work and confirm transactions on a blockchain.

●	hash rate: A measure of the computing power in use on a blockchain network.
●	hot wallet: A wallet that is connected to the internet, enabling it to broadcast transactions to a blockchain network.
●	miner: Individuals or entities who operate a computer or group of computers that add new transactions to blocks, and verify blocks created by other miners. Miners collect transaction fees and are rewarded with new digital assets for their services.
●	mining: The process by which new blocks are created, and thus new transactions are added to the blockchain.
●	mining difficulty: In a proof-of-work network, difficulty is the measure of how difficult it is to mine a new block by solving the hashing algorithm. On the Bitcoin network, the network programmatically adjusts the difficulty every 2,016 blocks so that the average time it takes to add a new block remains approximately 10 minutes.
●	mining machines: Any ASIC- or GPU-based machines that are mining cryptocurrency.
●	mining pools: Mining pools are groups of miners that combine their computing resources over a network to increase the probability they will solve the next block more quickly than any other miner (or other mining pool).
●	network: The collection of all miners that use computing power to maintain the ledger and add new blocks to the blockchain. Most networks are decentralized, reducing the risk of a single point of failure.
●	privacy coin: An anonymity-enhanced cryptocurrency.
●	protocol: A type of algorithm or software that governs how a blockchain network operates.
●	proof-of-work: A protocol for establishing consensus across a system that ties mining capability to computational power. Hashing a block, which is in itself an easy computational process, now requires each miner to solve for a set, difficult variable. In effect, the process of hashing each block becomes a competition. This addition of solving for a target increases the difficulty of successfully hashing each block. For each hashed block, the overall process of hashing will have taken some time and computational effort.
●	proof-of-stake: An alternative consensus protocol, in which a “validator” uses their own digital assets to validate transactions or blocks. Validators “stake” their digital assets on whichever transactions they choose to validate. If a validator validates a block (group of transactions) correctly, it will receive a reward. Typically, if a validator verifies an incorrect transaction, it will lose the digital assets that it staked. Proof-of-stake generally requires a negligible amount of computing power compared to proof-of-work.
●	public key or private key: Each public address on a blockchain network has a corresponding public key and private key that are cryptographically generated. A private key allows the recipient to access any digital assets belonging to the address, similar to a bank account password. A public key helps validate transactions that are broadcasted to and from the address. Addresses are shortened versions of public keys, which are derived from private keys.
●	smart contract: Blockchain-based software that executes automatically upon the occurrence of defined conditions and can digitally facilitate or enforce a rules-based agreement or terms between transacting parties.
●	stablecoin: Digital assets designed to minimize price volatility by tracking the price of an underlying asset such as fiat money or an exchange-traded commodity (such as precious metals or industrial metals). Stablecoins may attempt to maintain a stable value by being backed by physical reserves of the underlying asset, or may rely on other methods, such as algorithmically controlled supply.
●	wallet: A place to store public and private keys for digital assets. Wallets are typically software, hardware, or paper-based.
●	Zcash: A cryptocurrency launched on October 28, 2016 by a privately held company known today as the Electric Coin Company, led by founder and CEO Zooko Wilcox.

PART I

Item 1.       Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.       Offer Statistics and Expected Timetable

Not Applicable.

Item 3.       Key Information

A.    Selected Financial Statements.

Not Applicable.

B.    Capitalization and indebtedness.

Not Applicable.

C.    Reasons for the offer and use of proceeds.

Not applicable.

D.    Risk Factors.

Risk Factors Summary

Our business is subject to a number of risks of which you should be aware before making an investment decision. Among these important risks are the following:

●	Due to our limited operating history, it may be difficult to evaluate our business and future prospects, and we may not be able to achieve or maintain profitability in any given period.
●	We may be unable to raise additional capital needed to grow our business.
●	We have an evolving business model, which is subject to various uncertainties.
●	We are subject to many risks related to the development of a new cryptocurrency mining facility in Texas. Delays or disruptions in our development of the Texas facility could materially and adversely affect our results of operations and financial condition.
●	Our total revenue and cash flow is substantially dependent on the market value of digital assets and the volume of digital assets received from our mining efforts. If such market value or volume declines, our business, operating results and financial condition would be adversely affected.
●	There are risks related to technological obsolescence, the potential disruption of the global supply chain for cryptocurrency mining hardware, and difficulty in obtaining new mining machines that may have a negative effect on our business.
●	We cannot be certain as to how future regulatory developments will impact our business and any such additional regulatory requirements, or changes in how existing requirements are interpreted and applied, may cause us to cease all or certain of our operations or change our business model.

●	We operate in a highly competitive industry, and we compete against companies with greater resources and experience.
●	We rely on a third-party custodian for the long-term holding of our digital assets, and actual or perceived security threats could result in the loss of our assets.
●	Cyberattacks and security breaches of our own or our third-party service providers or partner’s cryptocurrency operations, or those impacting underlying digital asset networks, could adversely impact our business, operating results and financial condition.
●	Our mining facilities and mining equipment may experience damages, including damages that are not covered by insurance.
●	We rely on third-party mining pool operators to pay us mining rewards, the failure of which would have a negative impact on our operations.
●	There is a possibility of digital asset networks transitioning from proof-of-work mining algorithms to proof-of-stake validation, which could make us less competitive and ultimately adversely affect our business.
●	As a result of state and local regulations over electric distribution utilities and retail electricity suppliers, we may not be able to obtain electricity on terms and conditions that are economic and practicable.
●	Cryptocurrency regulation, both in the United States and internationally, could adversely affect the price of cryptocurrencies and the cryptocurrency mining industry.
●	We operate Terra Pool, a mining pool on behalf of pool participants, which exposes us to regulatory uncertainty and risk that could result in significant compliance expenses or penalties.
●	Our success depends on our ability to retain key management personnel, and to attract and retain other highly qualified personnel in the future.
●	ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
●	Our articles of association provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and that the U.S. District Court for the Southern District of New York will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

Risks Related to Our Limited Operating History

Due to our limited operating history, it may be difficult to evaluate our business and future prospects, and we may not be able to achieve or maintain profitability in any given period.

We began our operations in December 2017, and since our incorporation our business model has evolved significantly. While our annual net revenue has increased since our formation, there is no assurance that this growth rate will continue in future periods and you should not rely on the revenue growth of any given period as an indication of our future performance. We may not generate sufficient revenue to achieve positive cash flow from operations or profitability in any given period, and our limited operating history and the volatile nature of our business and the cryptocurrency industry make it difficult to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties, including, but not limited to those described in this section. If we do not manage these risks successfully, our business may be adversely impacted. If our growth rate were to decline significantly or become negative, it could adversely affect our operating results and financial condition. If we are not able to achieve or maintain positive cash flow from operations, our business may be adversely impacted and we may require additional financing, which may not be available on favorable terms or at all, or which would be dilutive to our ADS holders.

We may be unable to raise additional capital needed to grow our business.

We may need to raise additional capital to fund our operations, pursue our growth strategies, including potential acquisitions of complementary businesses, and respond to competitive pressures or unanticipated working capital requirements. For example, in January 2021 and March 2021, we raised gross proceeds of £22.4 million and £26.8 million, respectively, in private placements and subscriptions of our ordinary shares, in September 2021, we raised gross proceeds of $127.9 million in our initial registered public offering in the United States, and in November 2021, we raised net proceeds of approximately $38.6 million after deducting underwriting discounts and commission, but before expenses and fees, in an offering of 8.75% Senior Notes due 2026. We may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could impair our growth and adversely affect our existing operations. If we raise additional equity financing, our ADS holders may experience significant dilution of their ownership interests, and the per ADS value of our ordinary shares could decline. Furthermore, if we incur additional debt financing, the holders of debt likely would have priority over the holders of our ADSs on order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness or to take other actions including terms that require us to maintain specified liquidity or other ratios that could otherwise not be in the interests of our investors.

We have an evolving business model, which is subject to various uncertainties.

Our business model has significantly evolved since our incorporation and we expect it to continue to do so in the future. For example, in the past, we operated as a mining-as-a-service (“MaaS”) business. Beginning in 2019, in the face of an industry-wide downturn, we terminated our MaaS contracts and commenced mining for our own account. As digital assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model may need to evolve as well. As a result, from time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. These modifications may increase the complexity of our business and place significant strain on our management, personnel, operations, systems, technical performance, financial resources and internal financial control and reporting functions. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities within the cryptocurrency industry and we may lose out on such opportunities. Such circumstances could have a material adverse effect on our business, prospects, financial condition and operating results.

We are subject to many risks related to the development of a new cryptocurrency mining facility in Texas. Delays or disruptions in our development of the Texas facility could materially and adversely affect our results of operations and financial condition.

As part of our evolving strategy focused on owning and operating our own mining facilities, we are developing a new mining facility in Texas, where 85% of electricity generation comes from wind power. However, development of our Texas mining facility may be subject to unexpected problems and delays that could adversely impact our ability to develop or operate the project as planned or increase the costs of the project. Some of the risks inherent in the development and construction of a new mining facility or the extension of an existing mining facility include uncertainties regarding:

●	timing and cost of construction of the facility, which can be considerable;
●	availability and cost of mining equipment;
●	availability and cost of skilled labor, power, water and transportation;
●	availability and cost of appropriate power arrangements;
●	the successful development and implementation of new technologies and processes related to mining, such as immersion technology;

●	applicable requirements under local and state laws and time needed to obtain the necessary environmental and other governmental permits and approvals; and
●	availability of funds to finance construction and development.

Delays in obtaining necessary permits and approvals and broader social or political opposition to cryptocurrency mining may increase the cost, timing and complexity of the development and construction of our Texas facility. Accordingly, such facility may not be developed as planned or may be less profitable than anticipated or even be loss-making. Additionally, given current lead times for new mining hardware, we may need to commit to purchasing mining machines in advance of the facility becoming fully operational and, if so, may not have the power capacity to support these mining machines at our other hosted and owned facilities. A failure or material delay in our ability to develop and operate the new facility in accordance with, or in excess of, expectations could have a material adverse effect on our business, prospects, financial condition and operating results.

Risks Related to Our Business and Financial Position

Our operating results have fluctuated and may continue to fluctuate significantly due to the highly volatile nature of digital assets.

All of our sources of revenue are dependent on digital assets and the broader blockchain ecosystem. Due to the highly volatile nature of the blockchain ecosystem and the prices of digital assets, our operating results have fluctuated, and may continue to fluctuate, significantly from period to period in accordance with market sentiments and movements in the broader blockchain ecosystem. In particular, our operating results may continue to fluctuate significantly as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:

●	changes in the legislative or regulatory environment, or actions by governments or regulators that impact the cryptocurrency industry generally, or our operations specifically;
●	difficulty obtaining new hardware and related installation costs;
●	access to cost-effective sources of electrical power;
●	evolving cryptographic algorithms and emerging trends in the technology securing blockchains, including proof-of-stake;
●	changes in the development, usage, and market preferences for the cryptocurrencies we mine;
●	adverse legal proceedings or regulatory enforcement actions, judgments, settlements or other legal proceeding and enforcement-related costs;
●	the development and introduction of existing and new products and technology by us or our competitors;
●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies (such as government-led digital currency projects);
●	increases in operating expenses that we expect to incur to grow and expand our operations and to remain competitive;
●	system failure or outages, including with respect to our mining hardware, power supply and third-party networks;
●	breaches of security or data privacy;
●	our ability to protect our intellectual property;
●	our ability to attract and retain talent; and

●	our ability to compete.

As a result of these and other factors, it is difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term. In addition, as a result of the rapidly evolving nature of our business and the blockchain ecosystem, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Annual expenses reflected in our financial statements may be significantly different from historical rates. Our operating results in one or more future periods may fall below the expectations of securities analysts and investors. As a result, the trading price of our ADSs may increase or decrease significantly.

Our total revenue and cash flow is substantially dependent on the market value of digital assets and the volume of digital assets received from our mining efforts. If such market value or volume declines, our business, operating results and financial condition would be adversely affected.

We currently generate substantially all of our revenue from cryptocurrency rewards and transaction fees received for successfully proposing a valid “block” of transactions on the Bitcoin blockchain. Similarly, our operating cash flow is substantially dependent on our ability to sell cryptocurrency for fiat currency as needed. As such, any declines in the amount of cryptocurrencies that we successfully mine, the price of such cryptocurrencies or market liquidity for cryptocurrencies and digital assets generally would adversely affect our revenue and ability to fund our operations.

The price of cryptocurrencies and digital assets and associated demand for buying, selling, and trading cryptocurrencies and digital assets have historically been subject to significant volatility. For example, Bitcoin’s aggregate market value exceeded $900 billion as of January 1, 2022 compared to approximately $550 billion as of January 1, 2021, based on Bitcoin prices quoted on major exchanges. The price and trading volume of any digital asset is subject to significant uncertainty and volatility, depending on a number of factors, including:

●	market conditions across the broader blockchain ecosystem;
●	trading activities on digital asset platforms worldwide, many of which may be unregulated, and may include manipulative activities;
●	investment and trading activities of highly active retail and institutional users, speculators, miners and investors;
●	the speed and rate at which digital assets are able to gain worldwide adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument or other financial asset, if at all;
●	changes in user and investor confidence in digital assets and digital asset platforms;
●	publicity and events relating to the blockchain ecosystem, including public perception of the impact of the blockchain ecosystem on the environment;
●	unpredictable social media coverage or “trending” of digital assets;
●	the functionality and utility of digital assets and their associated ecosystems and networks, including digital assets designed for use in various applications;
●	consumer preferences and perceived value of digital assets;
●	increased competition from other payment services or other digital assets that exhibit better speed, security, scalability or other characteristics;
●	the correlation between the prices of digital assets, including the potential that a crash in one digital asset or widespread defaults on one digital asset exchange or trading venue may cause a crash in the price of other digital assets, or a series of defaults by counterparties on digital asset exchanges or trading venues;

●	changes in the regulatory or legislative environment, including regulatory enforcement actions, affecting the blockchain industry participants;
●	the characterization of digital assets under the laws of various jurisdictions around the world;
●	the maintenance, troubleshooting and development of the blockchain networks underlying digital assets, including by miners, validators and developers worldwide;
●	the ability for digital asset networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;
●	ongoing technological viability and security of digital assets and their associated protocols, smart contracts, cryptography, applications and networks, including vulnerabilities against hacks and scalability;
●	fees and speed associated with processing digital asset transactions, including on the underlying blockchain networks and on digital asset platforms;
●	financial strength of market participants;
●	interruptions in service from, or failures of, major digital asset trading platforms;
●	availability of an active derivatives market for various digital assets;
●	availability of credit, banking and payment services to support digital asset-related projects;
●	level of interest rates and inflation; and
●	monetary policies of governments, trade restrictions and fiat currency devaluations.

There is no assurance that any digital asset, including Bitcoin, will maintain its value or that there will be meaningful levels of trading activities to support markets in any digital asset. A decline in the market value of digital assets or in the demand for trading digital assets could lead to a corresponding decline in the value of our cryptocurrency assets, the number of transactions on the relevant blockchain network and, as such, the opportunities to earn block rewards and transaction fees, our returns on investments in mining machines, and could adversely affect our business, operating results and financial condition. Further, to the extent that investors perceive investment in our ADSs as a proxy for exposure to the digital asset industry more generally, volatility in the value of cryptocurrencies could have immediate and substantial effects on the price of our ADSs, irrespective of the actual effect on our business.

Digital assets may be subject to momentum pricing due to speculation regarding future appreciation or depreciation in value, leading to greater volatility. Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for future changes in value. It is possible that momentum pricing of digital assets has resulted, and may continue to result, in speculation regarding future changes in the value of digital assets, making digital assets’ prices more volatile. As a result, digital assets may be more likely to fluctuate in value due to changing investor confidence, which could impact future appreciation or depreciation in digital asset prices. As a result, our business, operating results and financial condition could be adversely affected.

The market value of digital assets may also be affected by the activities of “professionalized” mining operations. Since Bitcoin was launched, digital asset mining operations have evolved from individual users mining with computer processors, graphics processing units and first-generation ASIC mining machines to businesses with sophisticated operations using the latest ASIC technology, particularly operations mining Bitcoin. These professionalized mining operations are of a greater scale than individual and casual miners and have more defined and regular expenses and liabilities. These regular expenses and liabilities require professionalized mining operations to maintain profit margins on the sale of mined digital assets, including Bitcoin. To the extent the price of digital assets decline and such profit margin is constrained, professionalized miners may be incentivized to more immediately sell any digital assets, including Bitcoin, earned from mining operations, whereas it is believed that individual miners in past years were more likely to hold newly mined digital assets for more extended periods. If professional mining operations were to collectively implement strategies to immediately sell newly mined digital assets, including Bitcoin, it would greatly increase the available trading supply of such digital assets, creating downward pressure on the market price.

Digital assets remain subject to an uncertain and evolving regulatory environment. The federal banking agencies have announced they are actively considering if additional regulation or guidance is warranted, and recent actions reflect a conservative approach to permitting regulated entities to engage in digital asset activities. An adverse change in the regulatory environment for participation by the legacy financial industry in digital assets activities may impact the demand for digital assets and related services, access to traditional financial services for digital asset industry participants and/or the market value of digital assets.

A majority of our revenue is currently derived from mining Bitcoin. If demand for Bitcoin declines and is not replaced by new demand for cryptocurrencies we are able to mine, our business, operating results and financial condition could be adversely affected.

For the year ended December 31, 2021 and December 31, 2020, we derived the majority of our net revenue from transaction fees and cryptocurrency rewards generated in connection with mining Bitcoin. As such, in addition to the factors impacting the broader blockchain ecosystem and the prices of digital assets described in this section, our business may be adversely affected if the market for Bitcoin deteriorates or if its price declines, including as a result of the following factors:

●	the reduction in mining rewards of Bitcoin, including block reward halving events, which are events that occur after a specific period of time which reduce the block rewards earned by miners;
●	disruptions, hacks, splits in the underlying network also known as “forks,” attacks by malicious actors who control a significant portion of the network’s hash rate such as “double-spend” or “51% attacks” or other similar incidents affecting the Bitcoin network;
●	hard “forks” resulting in the creation of, and divergence into, multiple separate networks, such as Bitcoin Cash;
●	the informal governance of the Bitcoin network, which evolves over time largely based on self-determined participation, which may result in revisions to the underlying source code or inaction, that affects the Bitcoin network’s speed, scalability, security, usability or value;
●	the ability for the Bitcoin network to resolve significant scaling challenges and increase the volume and speed of transactions;
●	the ability to attract and retain developers to maintain and update the Bitcoin network;
●	the ability to attract and retain market participants to use Bitcoin for payment, store of value, unit of accounting and other intended uses;
●	transaction congestion and fees associated with processing transactions on the Bitcoin network;
●	the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed Bitcoin, or the transfer of Bitcoin controlled by Satoshi Nakamoto;
●	negative perception of Bitcoin, including with respect to the power consumption of its proof-of-work consensus mechanism;
●	developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography being used by Bitcoin becoming insecure or ineffective; and
●	laws and regulations affecting the Bitcoin network or access to this network, including a determination that Bitcoin constitutes a security or other regulated financial instrument under the laws of any jurisdiction.

In addition to Bitcoin, we derive revenue from transaction fees and cryptocurrency rewards generated in connection with the mining of Zcash. The market for Zcash could be affected by many of the same factors, as well as by regulatory concerns regarding Zcash privacy features that cause it to be delisted on exchanges or otherwise directly or indirectly impact the value or utility of Zcash, which could adversely affect our business.

In addition to mining Bitcoin and Zcash, we plan to expand our mining business to include mining on other blockchain networks which may be subject to similar risks. For example, we may derive revenue from transaction fees and cryptocurrency rewards generated in connection with the mining of Ethereum. The market for Ethereum and other digital assets may be affected by many of the same factors as those listed above. Ethereum and other digital assets may also be subject to varying risks related to future regulation of such networks or DeFi applications more broadly, as well as technological risks related to smart contracts and other software used by the relevant network. These risks could cause a decline in the popularity of such blockchain networks (e.g., Ethereum) or otherwise directly or indirectly impact the value or utility of the relevant digital assets (e.g., ETH), which could adversely affect our business. In addition, various blockchain networks are being developed with smart contract capabilities that are competitors to Ethereum and each other, which may drive transaction volume away from the blockchain networks we mine and may adversely affect our business.

We have in the past, and may in the future, seek to reduce the risk of holding Bitcoin and other cryptocurrencies on our balance sheet by engaging in hedging transactions, such as trading Bitcoin for alternative digital assets or stablecoins or purchasing Bitcoin futures contracts; such efforts may be unsuccessful, and could adversely impact our business, operating results and financial condition.

We may at times employ various risk mitigation strategies, such as trading Bitcoin for alternative digital assets or stablecoins or purchasing Bitcoin futures contracts, designed to minimize the impact of volatility in the Bitcoin market and other cryptocurrencies on our balance sheet. Such techniques will not always be possible to implement and when possible will not always be effective in limiting losses and may also result in additional counterparty risk, costs, and potentially losses. Hedging against a decline in the value of a particular cryptocurrency does not eliminate fluctuations in the values of positions we hold or prevent losses if the values of such positions decline, but may moderate the decline in value. However, such hedge transactions also limit the opportunity for gain if the value of the hedged cryptocurrency should increase. Moreover, it may not be possible to hedge against a fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at a price sufficient to protect from the anticipated decline in value of the cryptocurrency anticipated as a result of such a fluctuation. We may choose not to engage in a hedging transaction for a number of reasons, including if the expense associated with such hedging transaction is perceived as being too costly or other factors. The successes of our hedging transactions are subject to our ability to correctly predict market fluctuations and movements and our ability to monitor any hedging transactions that we enter into. Therefore, while we may enter into such transactions to seek to reduce risks, unanticipated market movements and fluctuations may result in a poorer overall performance than if we had not engaged in any such hedging transactions.

Cyberattacks and security breaches of our own or our third-party service providers or partner’s cryptocurrency operations, or those impacting underlying digital asset networks, could adversely impact our business, operating results and financial condition.

Digital assets, the wallets in which they are stored and the networks and exchanges on which they are traded are based on software code which has generally been written, maintained and updated by third parties. Flaws in this software code have been exposed by certain actors, sometimes for malicious ends. Most of our sensitive and valuable data, including digital assets are stored with third-party custodians and service providers. We also rely on the digital asset community and our third-party service providers to optimize and protect sensitive and valuable data, confidential information and identify vulnerabilities of blockchain networks. The digital asset community will often identify and correct errors and defects in the code underlying digital asset networks, including those that may disable some functionalities of our systems or expose data. For example, in 2018, a vulnerability in the Bitcoin network source code that could in certain circumstances allow miners to double-spend Bitcoin and thereby increase the supply of Bitcoin was discovered. Additionally, in 2016, an anonymous hacker exploited a smart contract running on the Ethereum network to steal approximately $60 million of ETH; the Ethereum community responded by adopting a “fork” that effectively reversed the hack. However, a minority of Ethereum users have continued to develop and use the original blockchain reflecting the theft, now referred to as “Ethereum Classic” with the digital asset on that blockchain referred to as Ether Classic (“ETC”), which continues to be used and traded independently from ETH. There can be no guarantee that the measures intended to safeguard digital assets and related software, and the work of the digital asset developer community, will identify or resolve all vulnerabilities, errors and defects prior to a malicious actor being able to exploit them. Any actual or perceived data security breach we experience, or of our third-party partners or any underlying digital asset network, may:

●	lead to theft or irretrievable loss of our fiat currencies or digital assets;
●	harm our reputation and brand;
●	result in our systems or services being unavailable and interrupt our operations;
●	result in improper disclosure of data and violations of applicable data privacy and other laws;
●	result in significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure;
●	cause us to incur significant remediation costs;
●	divert the attention of management from the operation of our business; and
●	adversely affect our business, operating results and financial condition.

Further, any actual or perceived data security breach or cybersecurity attack directed at other digital asset companies or underlying digital asset networks, whether or not we are directly impacted, could lead to a general loss of confidence in the broader blockchain ecosystem or in the use of digital asset networks to conduct financial transactions, which could negatively impact us, including the market perception of the effectiveness of our security measures and technology infrastructure.

Attacks upon systems across a variety of industries, including industries related to digital assets, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. In the past, hackers have successfully employed a social engineering attack against one of our service providers and misappropriated our digital assets, although, to date, such events have not been material to our financial condition or operating results. If and as our assets grow, we may become a more appealing target for these threats. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures.

Further, there has been an increase in such activities as a result of the COVID-19 pandemic. Any future breach of our operations or those of others in the digital asset industry, including third-party services on which we rely, could materially and adversely affect our business, and we expect that our costs and the resources we devote to protecting against these advanced threats and their consequences will continue to increase over time. In addition, some insurers are currently reluctant to provide cybersecurity insurance for cryptocurrency and digital assets. In the event of any attacks, our costs and any impacted assets may not be partially or fully recoverable.

We operate in a highly competitive industry, we compete against companies with greater resources and experience, and our business, operating results and financial condition may be adversely affected if we are unable to respond to our competitors effectively.

The blockchain ecosystem is highly innovative, rapidly evolving and characterized by intense competition, experimentation and frequent introductions of new products and services, and is subject to uncertain and evolving industry and regulatory requirements. We expect competition to increase in the future as existing and new competitors introduce new products or enhance existing products. We compete against a number of companies operating both within the United States and abroad that focus on digital asset-based services, including mining digital assets.

Our existing competitors have, and our potential competitors are expected to have, various competitive advantages over us, such as:

●	greater name recognition, longer operating histories and larger market shares;
●	more established marketing, banking and compliance relationships;
●	greater mining capabilities and mining software;
●	more timely introduction of new technologies;
●	preferred relationships with suppliers of mining machines and other equipment;
●	access to more competitively priced or subsidized power;
●	greater financial resources to make acquisitions;
●	lower labor, compliance, risk mitigation and research and development costs;
●	larger and more mature intellectual property portfolios;
●	greater number of applicable licenses or similar authorizations;
●	established core business models outside of the mining or trading of digital assets, allowing them to operate on lesser margins or at a loss;
●	operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings; and
●	substantially greater financial, technical and other resources.

If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, operating results and financial condition could be adversely affected.

The emergence or growth of other digital assets, including those with significant private or public sector backing, could have a negative impact on the price of Bitcoin and adversely affect our business.

Our business strategy is substantially dependent on the market price of Bitcoin. As of January 1, 2021, Bitcoin was the largest digital asset by market capitalization and had the largest user base and largest combined mining power. Despite this first to market advantage, as of January 1, 2021, there were more than 17,000 alternative digital assets tracked by CoinMarketCap.com, having a total market capitalization of approximately $2.2 trillion (including the approximately $0.9 trillion market cap of Bitcoin), as calculated using market prices and total available supply of each digital asset.

Many entities, including consortiums and financial institutions are also researching and investing resources into private or permissioned blockchain platforms rather than open platforms like the Bitcoin network. At the same time, central banks have introduced digital forms of legal tender (“CBDCs”). China’s CBDC project, known as Digital Currency Electronic Payment, has reportedly been tested in a live pilot program conducted in multiple cities in China. A recent study published by the Bank for International Settlements estimated that at least 36 central banks have published retail or wholesale CBDC work ranging from research to pilot projects. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could have an advantage in competing with, or replace, Bitcoin and other cryptocurrencies as a medium of exchange or store of value.

The emergence or growth of alternative digital assets could have a negative impact on the demand for, and price of, Bitcoin. If we are unable to transition our mining operations to a replacement digital asset, the reduction in the popularity of Bitcoin could have an adverse impact on our operations and thereby adversely affect an investment in our ADSs.

We may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.

We may from time to time become subject to claims, arbitrations, individual and class action lawsuits, government and regulatory investigations, inquiries, actions or requests, including with respect to both consumer and employment matters, and other proceedings alleging violations of laws, rules and regulations, both foreign and domestic. The scope, determination and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes and proceedings to which we are subject cannot be predicted with certainty, and may result in:

●	substantial payments to satisfy judgments, fines or penalties;
●	substantial outside counsel legal fees and costs;
●	additional compliance and licensure requirements;
●	loss or non-renewal of existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for our business;
●	loss of productivity and high demands on employee time;
●	criminal sanctions or consent decrees;
●	termination of certain employees, including members of our executive team;
●	barring of certain employees from participating in our business in whole or in part;
●	orders that restrict our business or prevent us from offering certain products or services;
●	changes to our business model and practices;
●	delays to planned transactions, product launches or improvements; and
●	damage to our brand and reputation.

Any such matters can have an adverse impact, which may be material, on our business, operating results or financial condition because of legal costs, diversion of management resources, reputational damage and other factors.

We plan to continue to make acquisitions and investments, which could require significant management attention, disrupt our business, result in dilution to our ADS holders, increase our debt or cause us to incur significant expenses and adversely affect our financial results.

We are actively considering strategic opportunities with the support of our external advisors. However, we cannot offer any assurance that acquisitions of businesses, assets and/or entering into strategic alliances or joint ventures will be made or, if made, will be successful. We may not be able to find suitable partners or acquisition candidates and may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into the existing business and could assume unknown or contingent liabilities. Any future acquisitions also could result in liabilities or future write-offs of intangible assets or goodwill, any of which could have a negative impact on our cash flows, financial condition and results of operations. Integration of an acquired company may also disrupt ongoing operations and require management resources that otherwise would be focused on developing and expanding our existing business. We may experience losses related to potential investments in other companies, which could harm our financial condition and results of operations. Further, we may not realize the anticipated benefits of any acquisition, strategic alliance or joint venture if such investments do not materialize. To finance any acquisitions or joint ventures, we may choose to issue ordinary shares, preferred shares or a combination of debt and equity as consideration, which could significantly dilute the ownership of our existing ADS holders or provide rights to such preferred shareholders in priority over our ADS holders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our ADSs is low or volatile, we may not be able to acquire other companies or fund a joint venture project using ordinary shares as consideration.

COVID-19 or any pandemic, epidemic or outbreak of an infectious disease in the United States or elsewhere may adversely affect our business.

The COVID-19 pandemic has had unpredictable and unprecedented impacts in the United Kingdom, Canada, the United States and elsewhere around the world. The extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of the outbreak and the actions to contain the outbreak or treat its impact, among others. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on the our business, operating results and financial condition. As the COVID-19 pandemic continues to develop, governments (at national, provincial and local levels), corporations and other authorities may continue to implement restrictions or policies that could adversely affect global capital markets, the global economy, Bitcoin and other cryptocurrency prices, and our ADS price.

As of the date of this report, we have not been declared an essential business. As a result, we may be required to substantially reduce or cease operations in response to governmental action or decree as a result of the COVID-19 pandemic. We are still assessing the effect on our business from the COVID-19 pandemic and any actions implemented by the governments in jurisdictions in which we operate. We have implemented safety protocols to protect our personnel, but we cannot offer any assurance that the COVID-19 pandemic or any other pandemic, epidemic or outbreak of an infectious disease in the United Kingdom, Canada, the United States or elsewhere, will not materially and adversely affect our business.

Risks Related to Digital Assets

Acceptance and/or widespread use of digital assets is uncertain.

Currently, there is a relatively limited use for digital assets in retail and commercial marketplaces, which we believe has contributed to price volatility and could therefore adversely affect an investment in our ADSs. Banks and other established financial institutions may, and do, refuse to process funds for digital asset transactions, process wire transfers to or from digital asset trading platforms, cryptocurrency-related companies or service providers, and maintain accounts for persons or entities transacting in digital assets. Conversely, a significant portion of digital asset demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility undermines digital assets’ role as a medium of exchange, as retailers are much less likely to accept it as a form of payment. Use of digital assets as a medium of exchange and payment method may never achieve widespread adoption. Any such failure or a decline in acceptance and adoption could have an adverse effect on the value of Bitcoin, Zcash, Ethereum or any other digital assets we mine or otherwise acquire or hold for our own account, which in turn could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations.

The future development and growth of digital assets is subject to a variety of factors that are difficult to predict and evaluate. If the adoption and development of digital assets does not grow as we expect, our business, operating results and financial condition could be adversely affected.

Digital assets built on blockchain technology were only introduced in 2008 and remain in the early stages of development. In addition, different digital assets are designed for different purposes. Bitcoin, for instance, was designed to serve as a peer-to-peer electronic cash system, while Zcash was designed to expand upon Bitcoin by enhancing privacy, and Ethereum and other blockchain networks are designed to enable the use of smart contracts as decentralized application platforms. Many other digital asset networks with other intended purposes — ranging from cloud computing to tokenized securities networks — have only recently been established. The further growth and development of any digital assets and their underlying networks and other cryptographic and algorithmic protocols governing the creation, transfer, and usage of digital assets represents a new and evolving paradigm that is subject to a variety of factors that are difficult to evaluate, including:

●	Many digital asset networks have limited operating histories, have not been validated in production, and are still in the process of developing and making significant decisions that will affect the design, supply, issuance, functionality and governance of their respective digital assets and underlying blockchain networks, any of which could adversely affect their respective digital assets and underlying networks.
●	Digital asset networks may implement software upgrades and other changes to their protocols, which could introduce bugs or security risks, or otherwise adversely affect the respective digital assets and underlying networks.
●	Several large networks, including the Bitcoin and Ethereum networks, are developing new features to address fundamental speed, scalability and power usage issues. If these issues are not successfully addressed, or such new features are unable to achieve widespread adoption, it could adversely affect the underlying digital assets.
●	Security issues, bugs and software errors have been identified with many digital assets and their underlying blockchain networks, some of which have been exploited by malicious actors. There are also inherent security weaknesses in some digital assets, such as when creators of certain digital asset networks use procedures that could allow hackers to counterfeit the respective digital asset. Any weaknesses identified with a digital asset or its underlying network could adversely affect its price, security, liquidity and adoption. If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the computing or staking power on a digital asset network, as has happened in the past, it may be able to manipulate transactions, which could cause financial losses to holders, damage the network’s reputation and security and adversely affect the value of the relevant digital asset.
●	The development of new technologies for mining digital assets, such as improved application-specific integrated circuits (commonly referred to as ASICs), or changes in industry patterns, such as the consolidation and concentration of mining power in a small number of large mining farms or mining pools, could reduce the security of digital asset networks, lead to increased liquid supply of digital assets and reduce the value and appeal of digital assets.
●	If rewards and transaction fees for miners or validators on any particular digital asset network are not sufficiently high to attract and retain miners or validators, a digital asset network’s security and speed may be adversely affected, increasing the likelihood of a malicious attack that could adversely affect the value of the digital asset, or digital assets broadly.
●	Certain digital assets have concentrated ownership or an “admin key,” allowing a small group of holders to have significant unilateral control and influence over key decisions relating to their underlying networks, such as governance decisions and protocol changes, as well as the market price of such digital assets. The governance of many decentralized digital asset networks is by voluntary consensus and open competition with no clear leadership structure or authority, and many developers are not directly compensated for their contributions. As a result, there may be a lack of consensus or clarity on the governance of any particular digital asset network, a lack of incentives for developers to maintain or develop the network and other unforeseen issues, any of which could result in unexpected or undesirable errors, bugs or changes, or stymie such network’s utility and ability to respond to challenges and grow. Additionally, the decentralized nature of the governance of digital asset networks may lead to ineffective decision-making that slows development or prevents a network from overcoming emergent obstacles. The lack of clarity in governance of digital asset networks may lead to ineffective decision-making that slows development and growth of such digital assets.
●	Many digital asset networks are in the early stages of developing partnerships and collaborations, all of which may not succeed. Such lack of success could adversely affect the usability and adoption of the respective digital assets.

Various other technical issues with blockchain networks have also been uncovered from time to time that resulted in disabled functionality, exposure of certain users’ personal data, theft of users’ assets, and other negative consequences, and which required resolution with the attention and efforts of their global miner, user and development communities. If any such risks or other risks materialize, and are not resolved, the development and growth of digital assets may be significantly affected and, as a result, our business, operating results and financial condition could be adversely affected.

The loss or destruction of any private keys required to access our digital assets may be irreversible. If we or any of our custodians are unable to access our private keys (whether due to a security incident or otherwise), it could cause direct financial loss, regulatory scrutiny, and reputational harm.

Digital assets are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the digital assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the digital assets held in such a wallet. To the extent that any of the private keys relating to any hot or cold wallets containing our digital assets is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the digital assets held in the related wallet and, in most cases, the private key will not be capable of being restored. The loss or destruction of a private key required to access digital assets may be irreversible. Further, we cannot provide assurance that any wallet holding our digital assets, either maintained directly by us or by a custodian on our behalf, will not be hacked or compromised. Digital assets, related technologies, and digital asset service providers such as custodians and trading platforms have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. As such, any loss or misappropriation of the private keys used to control our digital assets due to a hack, employee or service provider misconduct or error, or other compromise by third parties could result in significant losses, hurt our brand and reputation, and potentially the value of any Bitcoin, Zcash or other digital assets we mine or otherwise acquire or hold for our own account, and adversely impact our business.

Incorrect or fraudulent digital asset transactions may be irreversible.

Digital asset transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the digital assets from the transaction. In theory, digital asset transactions may be reversible with the control or consent of a majority of the processing power on the network, however, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to effect this reversal, nor is it likely that sufficient consensus on the relevant network could or would be achieved to enable such a reversal. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of digital assets or a theft thereof generally will not be reversible, and we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our digital assets could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. In the past, hackers have successfully employed a social engineering attack against one of our service providers and misappropriated our digital assets, although, to date, such events have not been material to our financial condition or operating results. To the extent that we are unable to recover our losses from such action, error or theft, such events could result in significant losses, hurt our brand and reputation, and adversely impact our business.

Digital asset networks, including those underlying cryptocurrencies, face significant scaling obstacles that can lead to high fees or slow transaction settlement times.

Digital asset networks face significant scaling obstacles that can lead to high fees or slow transaction settlement times, and attempts to increase the volume of transactions may not be effective. Scaling digital asset networks is essential to the widespread adoption and acceptance of cryptocurrencies as a means of payment, which, in turn, is necessary to the continued growth and development of our business. Many digital asset networks face significant scaling challenges. For example, digital asset networks are limited with respect to how many transactions can occur per second. There is no guarantee that any of the mechanisms currently in place, or being explored, for increasing the scale of processing and settling cryptocurrency transactions will be effective, or how long they will take to become effective. In addition, as corresponding increases in throughput lag behind growth in the use of digital asset networks, average fees and settlement times may increase considerably. For example, the Bitcoin network has been, at times, at capacity, which has led to increased transaction fees. As of December 31, 2021, Bitcoin transaction fees stood at $3.16 per transaction, on average, however, Bitcoin transaction fees reached a historical average daily high of $62.79 in April 2021. Similarly, the Ethereum Network has also, at times, been at capacity, which has led to increased transaction fees. As of December 31, 2021, ETH transaction fees stood at $2.60 per transaction, on average, however, ETH transaction fees reached a historical average daily high of $71.72 in May 2021. While it is possible that increased transaction fees could result in more revenue for our business, increased fees and decreased settlement speeds could preclude certain uses for cryptocurrencies (e.g., micropayments), and could reduce demand for, and the price of, cryptocurrencies, which could adversely affect an investment in our ADSs.

Open source digital asset networks, such as the Bitcoin and Ethereum networks, may adopt changes to their protocols and software over time which could negatively impact our business and operations.

The governance of decentralized digital asset networks, such as the Bitcoin network, is by voluntary consensus and open competition. As a result, there may be a lack of consensus or clarity on the governance of any particular decentralized digital asset network, which may stymie such network’s utility and ability to grow and face challenges. For example, as an open source project, Bitcoin is not represented by an official organization or authority. Since its introduction, Bitcoin has been under active development by a group of uncompensated engineers known as core developers, who work on the reference implementation, Bitcoin Core. The role of core developers may evolve over time, largely based on self-determined participation. These contributors can propose refinements or improvements to the Bitcoin network’s source code through one or more software upgrades that alter the protocols and software that govern the Bitcoin network and the properties of Bitcoin. If a significant majority of users and miners adopt amendments to a decentralized network based on the proposals of such core developers, such network will be subject to new protocols. Certain modifications may have an adverse effect on a digital asset network or the value of a digital asset, or may have unintended consequences. For example, development of the Bitcoin software has increasingly focused on modifications of the Bitcoin protocol to enhance speed and scalability. Such projects may have the effect of increasing the data flow on the Bitcoin network and could either “bloat” the size of the blockchain or result in slower confirmation times.

In particular, Ethereum is the subject of ongoing community development efforts to make significant alterations to the Ethereum protocol, which could impact our business as we expect to begin mining Ethereum. In the second half of 2020, Ethereum began the first of several stages of an upgrade to transition to a proof-of-stake consensus mechanism and add data sharding to the network. Proof-of-stake is a type of consensus mechanism where an owner of a cryptocurrency can stake his or her tokens and gain the right to validate new blocks and add them to the blockchain. If the owner successfully adds valid blocks the blockchain, they are rewarded in additional tokens; however, if the owner incorrectly validates a block the staked tokens will be eliminated. The purpose of data sharding is to increase scalability of a database, such as a blockchain, by splitting the data processing responsibility among many nodes, allowing for parallel processing and validation of transactions. These upgrades contrast with the existing Ethereum network, which relies on proof-of-work and requires each node to process and validate every transaction. The current version of Ethereum also contains a “difficulty bomb,” under which mining will become extraordinarily difficult over time, thereby encouraging miners to switch to proof-of-stake and support the consensus mechanism update. A series of upgrades have been implemented in order to delay this difficulty bomb as the Ethereum community continues to prepare for the switch to proof-of-stake. In addition, on August 5, 2021, an upgrade referred to as EIP-1559, that governs how transaction fees are paid on the Ethereum network was introduced. Among other things, EIP-1559 results in a portion of transaction fees being removed from circulation, rather than paid to miners. While this could lower revenue to Ethereum miners, improvements to the Ethereum network, coupled with the reduction in supply of Ether could increase miner revenue. These upgrades may result in a fork of the Ethereum network, introduce bugs or flaws into the Ethereum software, or have unintended and unforeseen consequences, each of which may adversely affect the value of Ether.

To the extent modifications to digital asset for digital assets that we mine are adopted that reduce the value of or demand for the digital asset, it would have an adverse effect on our business and investment in our ADSs.

The decentralized governance and open-source nature of digital asset networks may cause them to be slow to react to challenges, which could adversely affect the value of the digital asset, and in turn, adversely affect our business.

The networks underlying several digital assets, such as Bitcoin, operate based on an open-source protocol maintained by a group of uncompensated volunteer developers. Consequently, there may be a lack of financial incentive for developers to maintain or develop the network, and the developers may lack the resources to adequately address emerging issues with the relevant digital asset protocol. There can be no assurance that the core developers of a digital asset network will continue to be involved in the network, or that new volunteer developers will emerge to replace them. To the extent that material issues arise with a digital asset protocol and the developers are unable or unwilling to address the issues adequately or in a timely manner, the digital asset may diminish in value or become worthless. In addition, several digital assets, including Bitcoin and other digital assets we may mine or hold, rely on decentralized participants to operate the digital asset network through verifying transactions in digital assets on an ongoing basis. The failure of decentralized participants to continue to maintain a network by verifying digital asset transactions may result in the relevant digital asset losing value or becoming worthless. The occurrence of any failures or malfunctions above could lead to substantial losses for us and, accordingly, adversely impact an investment in our ADSs.

Proof-of-work digital asset networks rely on decentralized miners for the network to function, and a reduction in the support of miners could adversely affect the value of the digital asset, and in turn, adversely affect our business.

Cryptocurrency mining for proof-of-work networks involves substantial commitments of physical resources, such as space and purpose-built hardware, and involves substantial ongoing commitments in power to run the network that is performing the mining. If at any time the rewards provided for mining become less valuable than the costs and expenses of running a mining operation, it can be expected that mining of such digital asset would greatly decline or even cease. For example, around the time of the Bitcoin reward halving in May 2020, the total network hash rate on the Bitcoin network declined by approximately 30%. Other external factors, such as a government taking action to prohibit or otherwise regulate mining activity could also result in a reduction in miners, as seen in China during June and July 2021. The cessation of mining operations would materially harm, if not shut down completely, the ability of the distributed network to verify transactions in such digital asset. A significant reduction in the number of miners may expose a digital asset network’s verification process to deliberate manipulation by malicious actors that come to control the verification process.

If the awards and fees paid for maintenance of a digital asset network are not sufficiently high to incentivize miners, miners may respond in a way that reduces confidence in the network. For example, Bitcoin miners collect fees for each transaction they confirm. Miners validate unconfirmed transactions by adding the previously unconfirmed transactions to new blocks in the blockchain. Miners are not forced to confirm any specific transaction, but they are economically incentivized to confirm valid transactions as a means of collecting fees. To the extent that any miners cease to record transactions in solved blocks, such transactions will not be recorded on the blockchain. Historically, miners have accepted relatively low transaction fees and have not typically elected to exclude the recording of transactions in solved blocks; however, to the extent that any such incentives arise (e.g., a collective movement among miners or one or more mining pools to reject low transaction fees), actions of miners solving a significant number of blocks could delay the recording and confirmation of transactions on the blockchain.

Any systemic delays in the recording and confirmation of transactions on a digital asset network could result in greater exposure to double-spending transactions and a loss of confidence in certain or all digital asset networks, or conversely, higher transaction fees on such digital asset networks, either of which could have a material adverse effect on our business, prospects, financial condition, and operating results.

The transition of digital asset networks from proof-of-work mining algorithms to proof-of-stake validation may significantly impact the value of our capital expenditures and investments in machines and real property to support proof-of-work mining, which could make us less competitive and ultimately adversely affect our business and the value of our ADSs.

Proof-of-stake is an alternative method of confirming digital asset transactions. Proof-of-stake algorithms do not rely on resource intensive calculations to validate transactions and create new blocks in a blockchain; instead, the validator of the next block is determined by reference to the amount of digital assets a user has “staked” and the amount of time it has been “staked,” which typically generates payments to such user in additional digital assets. Should a digital asset network shift from a proof-of-work consensus mechanism to a proof-of-stake consensus mechanism, the transaction confirmation process would require less power and may render any company that maintains advantages in the current climate with respect to proof-of-work mining (for example, from lower-priced electricity, processing, real estate, or hosting) less competitive. For example, the Ethereum blockchain is currently undergoing a transition from proof-of-work to proof-of-stake and, if successful, Ethereum mining equipment and other investments in Ethereum mining operations could become obsolete or be repurposed for mining other cryptocurrencies, which may be less profitable. If any of the cryptocurrencies we mine shift to proof-of-stake validation, we may lose the benefit of our capital investments and the competitive advantage we hope to gain from these capital investments, which were intended to improve the efficiency of our digital asset mining operations only with respect to proof-of-work networks. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

Growth in the popularity and use of proof-of-stake blockchain networks may adversely affect our business.

Currently, proof-of-work digital asset networks, such as Bitcoin, enjoy a first-to-market advantage over proof-of-stake networks and dominate the cryptocurrency markets. As the digital asset community continues to develop and advance proof-of-stake technologies, proof-of-stake networks may offer actual or perceived advantages over proof-of-work networks. If preferences in the cryptocurrency markets shift away from proof-of work networks and proof-of-stake networks achieve widespread adoption, it could attract users away from Bitcoin and the other proof-of-work cryptocurrencies we mine, which could have a material adverse effect on our business, our prospects or operations and potentially the value of cryptocurrencies we may mine or otherwise acquire or hold for our own account.

We have exposure to proof-of-stake networks through certain digital asset holdings and plan to increase such exposure in the future through Argo Labs. Such networks are generally not as widely adopted as proof-of-work networks and may be untested at scale. If proof-of-stake networks do not function as intended, our investments could be negatively affected, which may in turn adversely affect our business.

While a primary advantage of a proof-of-stake system is that it is far less power intensive than a proof-of-work system, this may result in lower barriers for entry, which may allow for increased participation by malicious actors with small stakes that attempt to manipulate the blockchain, or increase the risk that the digital asset will experience one or more forks, which could impact its value.

Some proof-of-stake networks require customer assets to be transferred into smart contracts on the underlying blockchain networks, which are not under our or anyone’s control. If the validators or delegators staking digital assets, any third-party service providers, or smart contracts fail to behave as expected, suffer cybersecurity attacks, experience security issues, or encounter other problems, such digital assets may be irretrievably lost. In addition, certain proof-of-stake networks dictate requirements for participation in the relevant decentralized governance activity, and may impose penalties, or “slashing,” if the relevant activities are not performed correctly, such as if the staker, delegator, or validator acts maliciously on the network, “double signs” any transactions, or experiences extended downtimes. If we or any projects we are invested in are slashed by the underlying blockchain network, we may experience losses. Furthermore, certain types of staking require the payment of transaction fees on the underlying blockchain network and such fees can become significant as the amount and complexity of the transaction grows, depending on the degree of network congestion and the price of the underlying digital asset. Any penalties or slashing events, or technological errors or vulnerabilities associated with staking activities could result in the loss of digital assets, and adversely impact our business.

Founders of digital assets or digital asset networks may also retain large amounts of a generated digital asset, which may result in such founders having an effective veto or ability to control the digital asset or its associated proof-of-stake blockchain network. As returns associated with staking are connected to the amount of the wealth staked, proof-of-stake systems may encourage hoarding of the digital asset. While there are advantages to having users “buy in” to a digital asset and support its development, excessive hoarding reduces the “decentralized” nature of verification of the blockchain and may impair the spread of such digital asset, including interfering with the widespread adoption of such digital assets for use in transactions.

Proof-of-stake networks are newer and generally not as widely used as proof-of-work networks, and may be untested at scale. As a result, proof-of-stake networks may not work as intended. If proof-of-stake networks do not function as intended, or fail to gain adoption, the value of digital assets relying on proof-of-stake consensus may be negatively affected, which could adversely affect the value of our investments and our business.

If the smart contract-based digital assets and decentralized technologies in which we are or become invested in, such as Ethereum, DeFi applications and Non-Fungible Tokens (“NFTs”), suffer from errors or attacks, or become subject to regulatory oversight or enforcement action, our investments could be negatively affected, which may have an adverse effect on our business.

Smart contracts are programs that run on certain digital asset networks, such as the Ethereum network and others, that execute automatically when certain conditions are met. Since smart contracts deployed on a blockchain typically cannot be stopped or reversed once the conditions are met, vulnerabilities in their programming can have damaging effects. For example, in June 2016, a vulnerability in the smart contracts underlying “The DAO,” a distributed autonomous organization for venture capital funding, allowed an attack by a hacker to steal approximately $60 million worth of Ethereum from The DAO’s Ethereum wallets. In the aftermath of the theft, certain developers and core contributors pursued a “hard fork” of the Ethereum Network in order to erase any record of the theft. Despite these efforts, the price of Ethereum dropped approximately 35% in the aftermath of the attack and subsequent hard fork. Similarly, in March 2020, a design flaw in the MakerDAO smart contract on Ethereum caused forced liquidations of digital assets at significantly discounted prices, resulting in millions of dollars of losses to users who had deposited crypto assets into the smart contract. More recently, a DeFi protocol, known as the Poly Network, that facilitates peer-to-peer transactions across different blockchain networks was subject to a hack that resulted in the theft of over $600 million worth of digital assets. Any such vulnerabilities or flaws that emerge or are discovered in the future could cause smart contract-based digital assets, including those we directly hold or have exposure to through our investments, to suffer negative publicity, be exposed to security vulnerabilities, decline significantly in value, or lose liquidity, all of which could adversely impact our business.

In limited cases, smart contracts can be controlled by one or more “admin keys” or users with special privileges (“super users”). These users have the ability to unilaterally make changes to the smart contract, enable or disable features on the smart contract, change how the smart contract receives external inputs and data, and make other changes to the smart contract. For smart contracts that hold a pool of reserves, these users may also be able to extract funds from the pool, liquidate assets held in the pool, or take other actions that decrease the value of the assets held by the smart contract in reserves. Even for digital assets that have adopted a decentralized governance mechanism, such as smart contracts that are governed by the holders of a governance token, such governance tokens can be concentrated in the hands of a small group of core community members, who would be able to make similar changes unilaterally to the smart contract. If any such super user or group of core members unilaterally makes adverse changes to a smart contract, the design, functionality, features and value of the smart contract and its related digital assets may be harmed. In addition, digital assets held by the smart contract in reserves may be stolen, misused, burnt, locked up or otherwise become unusable and irrecoverable. These super users can also become targets of hackers and malicious attackers. If an attacker is able to access or obtain the super user privileges of a smart contract, or if a smart contract’s super-users or core community members take actions that adversely affects the smart contract, the affected digital assets may experience significant losses in functionality or value.

DeFi refers to a variety of blockchain-based applications or protocols that provide for peer-to-peer financial services using smart contracts and other technology rather than such services being offered by central intermediaries. Common DeFi applications include borrowing/lending digital assets, and providing liquidity or market making in digital assets. Because DeFi applications and protocols generally rely on the same types of underlying technologies as digital assets, most risks applicable to digital assets (including phishing, hacking, and risks related to blockchain networks) are also applicable to DeFi protocols and hence any investment by us into DeFi protocols and related digital assets will be subject to these same risks. Similarly, because DeFi applications rely on smart contracts, any errors, bugs or vulnerabilities in smart contracts used in connection with DeFi activities may adversely affect such activities. In addition, a malicious actor can exploit the structure of one or a series of smart contracts or applications in ways that do not technically constitute exploitation of a “bug” or flaw in the smart contract or application. For example, such an exploit has occurred repeatedly in the Ethereum DeFi ecosystem, whereby a decentralized exchange or lending application is designed to reference an external pricing source for a particular digital asset to determine when to liquidate collateral. By manipulating the price of the particular digital asset on a third-party platform (such as digital asset exchange), the pricing source used by the decentralized exchange or application is consequently manipulated, which then leads to uneconomic collateral liquidations on the decentralized exchange or application. Such errors or manipulation could undermine confidence in

DeFi projects or otherwise negatively affect the value of our investments in DeFi projects, which could negatively impact our business. Participating in DeFi ecosystems may require or involve the use of various third-party technology services. In the event of a material business disruption or security breach with any such service providers, or in the broader DeFi ecosystem in general, our investments in DeFi projects could be negatively affected.

In parallel with the wider digital assets sector, DeFi applications and protocols are subject to an uncertain regulatory environment. In part due to its early stage nature, DeFi is subjected to intense scrutiny from financial regulators and governments, who, for the most part, find the complexities in the technology, and the idea of a lack of identifiable regulated intermediaries, extremely challenging. Recently, the SEC has indicated it may be increasing its focus on DeFi projects. Certain SEC officials have made various public statements reflecting their belief that certain DeFi projects may implicate securities, commodities, and banking laws, and in August 2021, the SEC brought what the agency described as its first enforcement action “involving securities using DeFi technology.” Accordingly, the use of DeFi applications may be subject to more risks than engaging in similar activities through regulated financial intermediaries. In November 2021, the President’s Working Group (“PWG”) on Financial Markets, along with the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency released a report calling for “urgent” congressional action with respect to stablecoins. Although the focus of the report was on stablecoins, the PWG commented extensively on DeFi, and cited a number of perceived risks of particular concern to the SEC and CFTC.

In addition, in certain decentralized protocols, it may be difficult or impossible to verify the identity of a transaction counterparty as necessary to comply with any applicable anti-money laundering, countering the financing of terrorism, or sanctions regulations or controls.

As DeFi applications and Proof-of-Stake networks become more popular and gain adoption, the response of regulators to DeFi and staking products will become an increasing risk. If DeFi or staking projects become subject to new regulatory oversight or are the subject of future regulatory enforcement actions, our investments could be adversely affected which may have a negative impact on our business.

NFTs are unique, one-of-a-kind digital assets made possible by certain digital network protocols. Because of their non-fungible nature, NFTs are able to introduce digital scarcity and have become popular as online “collectibles,” similar to physical rare collectible items, such as trading cards or art. Like real world collectibles, the value of NFTs may be prone to “boom and bust” cycles as popularity increases and subsequently subsides. Certain metadata pertaining to NFTs may be stored “off-chain,” i.e., not on a decentralized digital network. If an entity controlling an NFT project’s external references ceases hosting relevant metadata relating to the NFTs, such NFTs may become worthless. If any of these events were to occur, it could adversely affect our NFT investments.

NFTs may be used in a variety of applications beyond collectibles, as with digital assets generally. For example, NFTs may be used in financial applications to represent individualized insurance policies or bespoke derivatives contracts. It is possible that certain NFTs could be deemed “commodity interests” under the Commodity Exchange Act or other regulated financial instruments in jurisdictions outside the United States.

In addition, fractional interests in a single NFT may also be created through a process called “sharding” or similar processes. Such fractional interests in NFTs may be considered securities for purposes of U.S. securities laws. NFTs may also be staked in order to generate new NFTs or other digital assets, and collective pools or schemes may be formed for staking NFTs. Although it is dependent on the specific facts and circumstances, newly created NFTs or Digital Assets generated from such staking activities may also be considered securities for purposes of U.S. federal securities laws.

If certain NFTs are “commodity interests” under the Commodity Exchange Act, “securities” for purposes of U.S. securities laws or regulated financial instruments in other jurisdictions, it may have an adverse effect on the overall value of the NFT or NFTs in general. While our company does not currently intend to invest or trade in NFTs that are regulated as financial instruments, such activities could create litigation or other legal expenses, including potential one-time or recurring registration and compliance costs, that may adversely affect the performance of the company.

Additionally, NFTs are primarily traded on centrally controlled NFT marketplaces, such as OpenSea. Participating in NFT ecosystems may require using such marketplaces to purchase and sell NFTs owned by our company. In the event that some or all NFT marketplaces delist or ban NFTs owned by our company, our investments in NFTs or related projects could be negatively affected. Furthermore, obtaining ownership of an NFT does not guarantee ownership or licensing rights for media associated with an NFT. As a result, our investments in NFTs could be negatively affected if NFTs owned by our company contain plagiarized media or are subject to other intellectual property disputes.

NFTs are typically created by smart contract applications and used to represent ownership of images and other forms of media. Given their reliance on smart contract platforms and applications, the risks described above pertaining to smart contracts (including phishing, hacking, and blockchain risks) apply equally to NFTs and NFT applications. Interacting with smart contracts to create NFTs could result in the loss of our funds if the smart contract malfunctions or is maliciously altered by an adversary.

Digital asset lending and borrowing activities, including activities involving or related to staking and DeFi, may be subject to future regulatory restrictions or enforcement actions and could adversely affect our business.

There are a variety of service providers in the digital asset industry which offer digital asset lending and borrowing services using either centralized financial intermediaries or DeFi smart contract applications. These services allow digital asset holders to deposit digital assets with a third party custodian or smart contract whereby such deposited assets will be lent out to borrowers and a portion of the proceeds from lending activities is repaid to the digital asset depositor. Similarly, staking service providers and smart contracts allow users to deposit digital assets receive additional digital assets as a reward for staking activities.

Recent action by the SEC and state regulatory agencies has signaled that regulators may escalate enforcement efforts regarding violations of federal and state securities laws by digital asset borrowing and lending services. On February 14, 2022, without admitting or denying the SEC’s findings, Blockfi Lending LLC agreed to a cease and desist order and payment of $100 million in fines and civil penalties for issuing and failing to register securities under the Securities Act, making material misrepresentations to investors, and failing to register as an investment company under the Investment Company Act of 1940 in connection with its retail digital asset lending products. Additional enforcement actions may be taken in the future regarding similar products and services offered by both centralized financial intermediaries and smart contract applications, including staking and DeFi.

In the future, we may engage in lending or borrowing digital assets through either a centralized financial intermediary or DeFi smart contract application. We also may deposit digital assets for staking through a staking service provider or smart contract. If the digital asset borrowing, lending or staking activities we engage in are subject to new regulatory restrictions or service providers of such activities are subject to future regulatory enforcement actions, our investments could be adversely affected which may have a negative impact on our business.

A temporary or permanent blockchain “fork” to any digital asset which we mine or otherwise hold could adversely affect our business.

Many digital asset networks, including Bitcoin, are open source. Anyone can download the network software, modify it, and then propose that users and miners adopt the modification. When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and such digital asset networks may continue to function without disruption. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” (i.e., a “split”) of the impacted digital asset network and respective blockchain, with one prong running the pre-modified software and the other prong running the modified software. The effect of such a fork would be the existence of two parallel versions of the Bitcoin or other digital asset network, as applicable, running simultaneously, but with each split network’s digital asset lacking interchangeability.

The Bitcoin protocol has been subject to “forks” that resulted in the creation of new networks, including Bitcoin Cash ABC, Bitcoin Cash SV, Bitcoin Diamond, Bitcoin Gold and others. Some of these forks have caused fragmentation among trading platforms as to the correct naming convention for the forked digital assets.

Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked digital assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked digital assets, and which results in further confusion to individuals as to the nature of assets they hold on digital asset trading platforms. In addition, several of these forks were contentious and as a result, participants in certain digital asset user and developer communities may harbor ill will toward other communities. As a result, certain community members may take actions that adversely impact the use, adoption, and price of Bitcoin, Zcash, Ethereum or any of their forked alternatives.

Furthermore, hard forks can lead to new security concerns. For instance, when the Bitcoin Cash and Bitcoin Cash SV network split in November 2018, “replay” attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded Bitcoin, resulting in significant losses to some digital asset trading platforms. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making digital asset networks that rely on proof-of-work more susceptible to attack in the wake of a fork.

Future forks may occur at any time. However, Ethereum is currently in the process of implementing network upgrades to amend its consensus mechanism to include proof-of-stake and sharding. This upgrade may result in a fork of the Ethereum Network. A fork can lead to a disruption of networks and our information technology systems, cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of our assets. Such disruption and loss could cause us to be exposed to liability, even in circumstances where we have no intention of supporting an asset compromised by a fork.

Digital asset trading platforms may be subject to varying levels of regulation, which exposes our digital asset holdings to risks.

While certain digital assets may be traded through one or more exchanges or trading platforms of varying quality, digital assets as a class do not have a central marketplace for exchange. Digital asset platforms on which digital assets may trade pose special risks, as these platforms are generally new and the rules governing their activities are unsettled and their activities may be largely unregulated or under-regulated, and may therefore be more exposed to theft, fraud, and failure than established, regulated exchanges for other products. Digital asset platforms may be start-up businesses with limited institutional backing, limited operating history, and no publicly available financial information.

Digital assets traded on a blockchain do not rely on a trusted intermediary or depository institution. The participation in trading platforms requires users to take on credit risk by transferring digital assets from a personal account to a third party’s account. Accordingly, we are exposed to credit risk with respect to our counterparties in each transaction, including transactions directly with a counterparty sourced through an exchange or over the counter trading desk, as well as transactions directly with such an exchange. Digital asset exchanges may impose daily, weekly, monthly, or customer-specific transaction or distribution limits or suspend withdrawals entirely, rendering the exchange of digital assets for fiat currency difficult or impossible. Additionally, digital asset prices and valuations on exchanges have been volatile and subject to influence by many factors, including the levels of liquidity on particular platforms and operational interruptions and disruptions. The prices and valuation of digital assets remain subject to any volatility experienced by trading platforms, and any such volatility can adversely affect our digital asset holdings and the value of the digital assets we mine. It is possible that while engaging in transactions with various digital asset platforms located throughout the world, any such platform may cease operations voluntarily or involuntarily due to theft, fraud, security breach, liquidity issues, or government investigation without any recourse available to us.

Digital asset platforms are appealing targets for cybercrime, hackers, and malware and have been shut down or experienced losses of assets placed on the exchange as a result of cybercrime, and any such event is likely to result in the complete loss of assets placed on such a platform. Any governmental or regulatory action against such a digital asset trading platform may cause assets on such exchange to become frozen for a substantial period of time or forfeited, and could result in material opportunity costs or even in the total loss of such assets. In addition, banks may refuse to process or support wire transfers to or from digital asset trading platforms.

There are a limited number of digital asset trading platforms in operation, and many operate in jurisdictions outside of the United States. Trading on digital asset platforms outside of the United States may involve certain risks not applicable to trading on digital asset exchanges that operate in the United States. Foreign markets may be subject to instability, temporary closures due to fraud, business failure, local capital requirements or government-mandated regulations. Digital asset platforms located outside the United States may not be subject to regulatory, investigative, or prosecutorial authority through which an action or complaint regarding missing or stolen digital assets may be brought. Additionally, due to lack of globally consistent treatment and regulation of digital assets, certain platforms located outside the United States may not be currently available to, or may in the future become unavailable to, certain persons or entities based on their country of domicile, including the United States. While we perform diligence on our counterparties and any digital asset trading platforms that we may use, it may be difficult, or even impossible, to sufficiently verify the ultimate ownership and control of a digital asset trading platform and other information for evaluating the risks associated with such counterparty or platform. Any of our digital assets that reside on a trading platform that shuts down may be permanently unrecoverable, misapplied or otherwise lost. Additionally, to the extent that the digital asset platforms representing a substantial portion of the trading volume in particular digital asset are involved in fraud or experience security failures or other operational issues, such failures may result in loss or less favorable prices of the digital assets and may adversely affect our business and our operations, and consequently, an investment in our ADSs.

There may be a lack of liquid markets for digital assets, including Bitcoin, and such markets may be subject to manipulation.

Digital assets may not necessarily benefit from viable trading markets. Traditional securities and derivatives exchanges have listing requirements and vet issuers, requiring them to be subjected to rigorous listing standards and rules and monitoring investors transacting on such platform for fraud and other improprieties. These conditions may not be replicated on a digital asset trading platforms with less regulatory oversight than a traditional exchange’s controls and other policies. Digital asset trading platforms that do not maintain high standards and controls for vetting users that transact on the platform may be exposed to higher risk of fraud or manipulation. These factors may decrease liquidity or volume or may otherwise increase volatility of digital assets on such platforms, which may adversely affect us. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or other digital assets we mine or otherwise acquire or hold for our own account, and harm our investors.

We may face risks of internet disruptions, which could have an adverse effect on both the price of digital assets and our ability to operate our business.

Digital asset networks, and our business of mining cryptocurrencies, are dependent upon the internet. A significant disruption in internet connectivity could disrupt a digital asset network’s operations until the disruption is resolved and have an adverse effect on the price of cryptocurrencies and our ability to mine cryptocurrencies. A broadly accepted and widely adopted decentralized network is necessary for most digital assets networks to function as intended. Features of digital asset networks, such as decentralization, open source protocol, and reliance on peer-to-peer connectivity, are essential to preserve the stability of the network and decrease the risk of fraud or cyber-attacks. A disruption of the internet or a digital asset network would affect the ability to transfer digital assets, and consequently, their value, as well as our ability to mine digital assets. A significant disruption of internet connectivity (e.g., affecting large numbers of users or geographic regions) could prevent a digital asset network’s functionality and operations until the internet disruption is resolved.

A disruption of the internet may affect the functioning of digital asset networks and the use of digital assets and subsequently the value of our ADSs.

The impact of geopolitical and economic events on the supply and demand for digital assets is uncertain.

Geopolitical crises may motivate large-scale purchases of Bitcoin and other digital assets, which could increase the price of Bitcoin and other digital assets rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory following such downward adjustment. Such risks are similar to the risks of purchasing commodities in general in uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in digital assets as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

As an alternative to fiat currencies or CBDCs that are backed by central governments, most digital assets, which are a relatively new type of asset, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and investors in our ADSs. Political or economic crises may motivate large-scale acquisitions or sales of digital assets either globally or locally. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or any other digital assets we mine or otherwise acquire or hold for our own account.

Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in digital assets or tracking digital asset markets.

We compete with other users and/or companies that are mining digital assets and other potential financial vehicles that seek to provide exposure to digital asset prices, including securities backed by, or linked to, digital assets. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in certain financial vehicles, or to invest in digital assets directly, which could limit the market for our ADSs and reduce their liquidity. In addition, the emergence of other financial vehicles and exchange-traded funds that provide exposure to digital asset prices have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applied to our business and impact our ability to successfully pursue our strategy or operate at all, or to establish or maintain a public market for our ADSs.

The global market for digital assets is generally characterized by supply constraints that may differ from those present in the markets for commodities or other assets such as gold and silver. The mathematical protocols under which certain digital assets are mined permit the creation of a limited, predetermined amount of currency, while others have no limit established on total supply. To the extent that other vehicles investing in digital assets or tracking digital asset markets form and come to represent a significant proportion of the demand for digital assets, large redemptions of the securities of those vehicles and the subsequent sale of digital assets by such vehicles could negatively affect digital assets prices and therefore affect the value of the digital asset inventory we hold.

There has also been a growing number of attempts to list on national securities exchanges the shares of funds that hold Bitcoin and other cryptocurrencies or that have exposures to Bitcoin and other cryptocurrencies through derivatives, such as Bitcoin-based exchange traded funds (“ETFs”). These investment vehicles attempt to provide institutional and retail investors exposure to markets for cryptocurrencies and related products. To date, the SEC has repeatedly denied such requests. The exchange listing of shares of a Bitcoin ETF or other cryptocurrency-based funds would create more opportunities for institutional and retail investors to invest more directly in Bitcoin or other cryptocurrencies that may be more attractive than an investment in our ADSs, and consequently, have a negative impact on the price of our ADSs. Conversely, if exchange-listing requests for an ETF are not approved by the SEC and further requests are ultimately denied by the SEC, increased investment interest by institutional or retail investors could fail to materialize, which could reduce the demand for digital assets generally and therefore adversely affect the price of our ADSs.

Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin, Zcash or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors in our ADSs.

The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the IFRS Foundation, International Accounting Standards Board, or the IASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Recent actions and public comments from the IASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public. Further, there has been limited precedents for the financial accounting of cryptocurrencies and related valuation and revenue recognition, and no official guidance has been provided by the IASB or the SEC. As such, there remains significant uncertainty on how companies can account for cryptocurrencies transactions, cryptocurrencies, and related revenue. Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results and financial condition.

Risks Related to Third Parties

We rely on a third-party custodian for the long-term holding of our digital assets, and actual or perceived security threats could result in the loss of our assets, which would have an adverse impact on our ADSs.

We rely on third parties to safeguard our digital assets from theft, loss, destruction or other issues relating to hackers and technological attack, including Gemini Custody, a product of the Gemini Trust Company, LLC (the “Custodian”) for our long-term Bitcoin holdings. Such parties are responsible for taking such steps as they determine, in their sole judgment, to be required to maintain access to the private keys controlling our digital assets and prevent their exposure from hacking, malware and general security threats, including the use of “cold storage,” of our long-term holdings. These safeguards may be breached due to the actions of outside parties, our third-party service providers or partners, error or malfeasance of an employee of ours, the Custodian or otherwise, and, as a result, an unauthorized party may obtain access to our assets held with the Custodian, our private keys (and therefore the digital assets) or other data. Additionally, threat actors may attempt to fraudulently induce our employees or those of the Custodian to disclose sensitive information (including personal data) in order to gain access to our or the Custodian’s infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, either or both of the Company and the Custodian or other service providers may be unable to anticipate these techniques or implement adequate preventative measures. In addition, these third parties, including the Custodian, may become insolvent, in which case we may have difficulty accessing digital assets held by those third parties and may even lose all or a portion of the digital assets held by such parties. Financial difficulty, fraud or misrepresentation at one of these institutions could also impair our operational capabilities or capital position. An actual or perceived security breach (including data, cyber and physical) at the Custodian could harm our ability to operate, result in loss of our assets, damage our reputation and negatively affect the market perception of our effectiveness, all of which could in turn adversely affect the value of our ADSs.

The limited rights of legal recourse against the custodians of our digital assets available to us and our lack of insurance protection for risk of loss of our digital assets exposes us to the risk of loss of our digital assets for which no person may ultimately be held liable and we may not be able to recover our losses.

We do not insure the digital assets that we hold against loss, including losses due to theft, destruction, inability to access digital assets or loss in value. While the Custodian holding our long-term digital asset holdings has indicated to us that it has insurance coverage of up to $200 million that covers losses of the digital assets it custodies on behalf of its clients, including our digital assets, resulting from theft, we cannot be assured that the Custodian will maintain adequate insurance or that such coverage will cover all theft-related losses with respect to our digital assets. For example, if the Custodian suffered a theft resulting in losses greater than $200 million, claims would be distributed pro rata among affected clients. Furthermore, under the custodian agreement, the Custodian is not liable to us for any lost profits or any direct, special, incidental, indirect, intangible, or consequential damages, whether based in contract, tort, or negligence, and whether or not the Custodian has been advised of such losses or the Custodian knew or should have known of the possibility of such damages. In addition, our digital assets held by the Custodian and the digital asset trading platforms we use are not deposits insured by the Federal Deposit Insurance Corporation and are not protected by the Securities Investor Protection Corporation. In the UK, the digital assets held by the Custodian and the digital asset trading platforms we use are not protected by the Financial Services Compensation Scheme. In Canada, our digital assets held by the Custodian and the digital asset trading platforms we use are not insured by the Canadian Deposit Insurance Corporation and are not protected by the Canadian Investor Protection Fund. Therefore, a theft-related loss may be suffered with respect to our digital assets which is not covered by insurance and we may not be able to recover any of the value in these digital assets if they are lost or stolen. Certain of the digital asset trading platforms we use are located outside of Western Europe and North America, and we may also have difficulty in successfully pursuing claims in the courts of such countries or enforcing in the courts of such countries a judgment obtained by us in another country. In general, certain less developed countries lack fully developed legal systems and bodies of commercial law and practices normally found in countries with more developed market economies, and even in more developed market economies, digital assets can present novel challenges with potential uncertainties in applying existing case law or legislation to new or novel scenarios.

If we are not otherwise able to recover losses and damages arising from the loss or theft of our digital assets, our business and results of operations may suffer, which may have a material negative impact on our ADS price.

We may store our digital assets on digital asset trading platforms that are less secure than that of our Custodian, which could subject our digital assets to the risk of loss or access.

Although we rely on the Custodian to secure our long-term digital asset holdings, we also store our digital assets on various digital asset trading platforms, including through “hot” wallets, which requires us to rely on the security protocols of these trading platforms to safeguard our digital assets. No security system is perfect and other trading platforms have been subject to hacks resulting in the loss of businesses’ and customers’ digital assets in the past. Such trading platforms may not be as well capitalized as the Custodian and (i) may have different or less adequate security procedures and operational infrastructure than the Custodian, (ii) may not have insurance to a level necessary to cover any loss or (iii) may not recompensate for loss where permitted under the laws of the relevant jurisdiction. In addition, malicious actors may be able to intercept our digital assets when we transact in or otherwise transfer our digital assets, such as moving our digital assets from long-term cold storage with the Custodian to our accounts at a trading platform or other “hot” wallets. Malicious actors may also be able to intercept our digital assets while we are in the process of selling them via such trading platforms. Digital asset trading platforms have been an appealing target for malicious actors in the past, and given the growth in their size and their relatively unregulated nature, we believe these trading platforms will become a more appealing target for malicious actors. An actual or perceived security breach at the digital asset trading platforms with which we have accounts could harm our ability to operate, result in loss of our assets, damage our reputation and negatively affect the market perception of our effectiveness, all of which could adversely affect the value of our ADSs.

Disruptions at over-the-counter (“OTC”) trading desks and potential consequences of an OTC trading desk’s failure could adversely affect our business.

There are a limited number of over-the-counter (i.e., non-exchange) traders with which we intend to transact in digital assets to convert our digital assets to fiat currencies. A disruption at or withdrawal from the market by any such OTC trading desk may adversely affect our ability to purchase or sell digital assets, which may negatively impact our business and operations. A disruption at one or more OTC trading desks will reduce liquidity in the market and may negatively impact our ability to value our Bitcoin. If our preferred OTC trading desks are unavailable to us, we may not be able to liquidate our Bitcoin at favorable prices, or we may be subject to unfavorable trading fees and associated costs.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in digital asset-related activities or that accept digital assets as payment, including financial institutions of investors in our ADSs.

In the future, we may be unable to find banks or financial institutions that are willing to provide us with bank accounts and other services or such service may be interrupted by government action, as has happened to other companies in our industry. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market, and the Depository Trust Company. A decision by any such entity to adopt or implement such policies, rules or regulations, could negatively affect our relationships with such financial institutions and impede our ability to convert digital assets to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and harm investors.

We are exposed to risk of nonperformance by counterparties in our power supply arrangements, including our counterparties under the planned power arrangements.

We are exposed to risk of nonperformance by counterparties in our power supply arrangements, whether contractual or otherwise. Risk of nonperformance includes inability or refusal of a counterparty to perform because of a counterparty’s financial condition and liquidity or for any other reason. For example, our counterparties under the planned power arrangements may be unable to deliver the required amount of power for a variety of technical or economic reasons. Furthermore, there is a risk that during a period of power price fluctuations or prolonged or sharp power price increases on the market, our counterparties may find it economically preferable to refuse to supply power to us, despite the contractual arrangements. Any significant nonperformance by counterparties could have a material adverse effect on our business, prospects, financial condition, and operating results.

Risks Related to Cryptocurrency Mining

There are risks related to technological obsolescence, the vulnerability of the global supply chain for cryptocurrency mining hardware to disruption, and difficulty in obtaining new hardware which may have a negative effect on our business.

Our mining operations can only be successful and ultimately profitable if the costs, including hardware and electricity costs, associated with mining cryptocurrencies, including Bitcoin, are lower than the revenue we are able earn from mining such cryptocurrencies. Over the course of our mining operations, our mining machines experience ordinary wear and tear, and may also face more significant malfunctions caused by a number of extraneous factors beyond our control. In addition, advances in mining technology will require us to, over time, replace those mining machines which are no longer profitable. These repair and upgrading processes require substantial and continuous capital investment, and we may face challenges in doing so on a timely and cost-effective basis. In addition, there is no guarantee that our mining machines will be free from defect or failure, and any such failures or defects could require us to seek replacements for newly acquired mining machines.

For example, we purchased more than 15,000 Bitmain Antminer 17 series mining machines in 2019 and 2020. Since deployment, our Antminer 17 series fleet has experienced a failure rate of 38%. While we are currently taking steps to mitigate such issues, there can be no assurance that we will be successful in doing so, or that we will be able to successfully replace such machines, if necessary, in a timely manner or at all. As new technological innovations occur, including in quantum computing, there are no assurances that we will be able to adopt or effect such new innovations, or that we will be able to acquire new and improved equipment to stay competitive or that our existing software or other equipment will not become obsolete, uncompetitive or inefficient. Disruption to our supply chain could prevent us from acquiring this software and any other equipment required to operate our business and remain competitive, which could have a material adverse effect on our business, results of operations and financial condition.

We face competition in acquiring mining machines from major manufacturers, and at a given time, mining machines may only be available for pre-order months in advance. For example, the lead time for new mining hardware from our manufacturers varies from three to 12 months depending on a number of factors, including: the manufacturer, type of hardware and technology, and market conditions. When mining conditions are favorable, the lead time usually increases from all suppliers and manufacturers in the industry and tends to be between six to 12 months. If we are unable to acquire new mining machines, or if our cost for new mining machines is excessively high, we may not be able to keep up with our competitors, which may materially and adversely affect our business and results of operations. In some periods, the industry has experienced, and we expect may experience again in the future, a scarcity of advanced mining machines, as few manufacturers are capable of producing a sufficient number of mining machines of adequate quality to meet demand. We have acquired, and may continue to acquire in the future, mining machines through our third-party hosting providers that have relationships with equipment suppliers. Such orders are typically in “bulk” and therefore there is no guarantee that we will receive our full allocation of mining machines if the supplier does not deliver the full order. Furthermore, as we transition to operating our own facilities, we will be required to establish and maintain relationships with mining machine manufacturers directly, and we may face competition from larger or other preferred customer relationships. As a result of intense competition for the latest generation mining machines, or if we unexpectedly need to replace our mining machines due to a faulty shipment or other failure, we may not be able to secure replacement machines at reasonable costs on a timely basis.

Various COVID-19-related restrictions on travel, work, and movement of goods and supplies, as well as the cumulative impact of the mounting number of lost working days as a result of COVID-19, have already put strain on our manufacturing partners and suppliers to produce and deliver a sufficient number of products needed to meet the global demand for mining machines. This has had a particularly strong impact on the global supply chain and availability of semiconductors, which are used in the manufacture of the ASIC chips used in the mining machines we operate. The strain on the global supply of semiconductors, largely stemming from manufacturing interruptions due to COVID-19-related disruptions, has resulted in decreased production across many industrial sectors. Should similar outbreaks or other disruptions to the global supply chain for cryptocurrency hardware occur, we may not be able to obtain adequate replacement parts for our existing mining machines or to obtain or to lease additional mining machines from manufacturers or other third parties on a timely basis. Such events could have a material adverse effect on our ability to pursue our business strategy, which could have a material adverse effect on our business and the value of our ADSs.

Our mining facilities and mining equipment may experience damages, including damages that are not covered by insurance.

Our current mining operations in Canada and the United States are, and any future mining facilities we establish or which we mine from will be, subject to a variety of risks relating to physical condition and operation, including:

●	the presence of construction or repair defects or other structural or building damage;
●	any noncompliance with, or liabilities under, applicable environmental, health or safety regulations or requirements or building permit requirements;
●	any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and
●	claims by employees and others for injuries sustained at our properties.

For example, our facilities could be rendered inoperable, temporarily or permanently, as a result of a fire or other natural disaster or by a terrorist or other attack on the facility or infrastructure on which it relies. The security and other measures we take to protect against these risks may not be sufficient or may be outside of our control. Additionally, our hosted and owned facilities could be materially adversely affected by local or regional failures in infrastructure, a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity (including but not limited to increased charges or costs applicable to specific sectors in line with national or regional policies). Given the power requirement, it would not be feasible to run our mining machines on back-up power generators in the event of a power outage. We cannot control the supply of electricity used by its operations nor do we have alternate sources of off-grid supply.

The potential physical impacts of climate change on our operations are highly uncertain and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. The impacts of climate change may materially and adversely impact the cost, production and financial performance of our operations. Further, any impacts to our business and financial condition as a result of climate change are likely to occur over a sustained period of time and are therefore difficult to quantify with any degree of specificity. For example, extreme weather events may result in adverse physical effects on portions of our infrastructure, which could disrupt our supply chain and ultimately our business operations. In addition, disruption of transportation and distribution systems could result in reduced operational efficiency. Climate related events have the potential to disrupt our business and may cause us to experience higher attrition, losses and additional costs to resume operations.

The performance and reliability of our mining technology will also be critical to our reputation and our operations. If there are any technological issues with our mining equipment, our entire fleet could be affected. In particular, any error or failure may significantly delay response times or even cause our mining operations to fail. For example, we purchased more than 15,000 Bitmain Antminer 17 series mining machines in 2019 and 2020. Since deployment, our Antminer 17 series fleet has experienced a failure rate of 38%. A majority of the failures occurred due to manufacturing defects and flaws, and primarily involved hash boards overheating and burning out, which we understand have been experienced across the industry with the model. While we are currently taking steps to mitigate such issues, such as the implementation of new technologies and processes like immersion cooling technology, there can be no assurance that we will be successful in doing so. Any disruption in our ability to continue mining could result in lower yields and harm our reputation and business. Any exploitable weakness, flaw, or error common to our mining equipment may affect our ability to mine, and if a defect other flaw is exploited, our entire mining operation could go offline simultaneously. Any interruption, delay or system failure could have a material adverse effect on our business, prospects, financial condition, and operating results.

In the event of an uninsured loss, including a loss in excess of insured limits, at any of the hosted or owned facilities in our network, such mining machines may not be adequately repaired in a timely manner or at all and we may lose some or all of the future revenues anticipated to be derived from such mining machines.

We rely on third-party mining pool operators to pay us mining rewards, the failure of which would have a negative impact on our operations.

We currently participate in mining pools organized by third parties to receive our mining rewards. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network, as well as provide ancillary services such as dashboard and other monitoring software. The rewards are collected by the pool operator and then distributed by the pool operator to each miner in the pool, proportionally to a miner’s contribution to the pool’s overall mining power, used to generate each block.

If the pool operator’s system suffers downtime due to a cyberattack, software malfunction or other similar issue, it will negatively impact our ability to mine and receive revenue. Furthermore, we are dependent on the accuracy of the mining pool operator’s record keeping to accurately record the total processing power provided to the pool for a given Bitcoin or other cryptocurrency mining application in order to assess the proportion of that total processing power we provided. While we have internal methods of tracking both our power provided and the total power used by the pool, the mining pool operator uses its own record-keeping to determine our proportion of a given reward. We may have little means of recourse against the mining pool operator if we fail to receive a payout or determine the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from our mining pool operators, we may experience reduced reward for these efforts, which would have an adverse effect on our business and operations. In addition, our proportion of mining rewards are temporarily held by the operator of the pool until they are distributed to us. During this time, our cryptocurrency may be subject to risk of loss due to theft or loss, among other things, and distributions of our cryptocurrency from the pool operator to our Custodian or other wallets may be intercepted by malicious actors.

If the pool operator ceases to provide services (whether related to a cyberattack, software malfunction or other similar issue) or discovers a shortfall in the digital assets held by the pool, the revenue generated by us from the pool may never be paid to us, and we may have little means of recourse against the mining pool operator.

The primary cryptocurrencies for which we currently mine, Bitcoin and Zcash, are subject to halving; the cryptocurrency reward for successfully uncovering a block will halve several times in the future and the cryptocurrency’s value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.

Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a proof-of-work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For Bitcoin, the reward was initially set at 50 Bitcoin currency rewards per block and this was cut in half to 25 on November 28, 2012 at block 210,000, again to 12.5 on July 9, 2016 at block 420,000 and again to 6.25 on May 11, 2020 at block 630,000. The next halving for Bitcoin is expected in 2024 at block 840,000, when the reward will reduce to 3.125. This process will reoccur until the total amount of Bitcoin currency rewards issued reaches 21 million, which is expected around 2140. Currently, the total number of Bitcoin currency rewards issued is approximately 18 million. Similarly, Zcash first halved on November 18, 2020 at block 1,046,400 from 6.25 to 3.125. Zcash will halve every 840,000 blocks. While Bitcoin and Zcash prices have had a history of price fluctuations around the halving of their respective cryptocurrency rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of these cryptocurrencies does not follow these anticipated halving events, the revenue we earn from our mining operations would see a corresponding decrease, which would have a material adverse effect on our business and operations.

We may not be able to secure access to electricity on a sufficiently firm and unrestricted basis or at a price that we are willing to pay.

Cryptocurrency mining is dependent on access to stable and reliable electricity supply. There has been a substantial increase in the demand for electricity for cryptocurrency mining, and this has had varying impacts on local electricity supply. Additionally, we currently rely on renewable sources of power and plan to increase our reliance on renewable sources of power in the future. Renewable power is generally an intermittent and variable source of electricity, which may not always be available. Because the electrical grid has very little storage capacity, the balance between electricity supply and demand must be maintained at all times to avoid a blackout or other cascading problem. Intermittent sources of renewable power are challenging because they disrupt the conventional methods for planning the daily operation of the electrical grid. Their power fluctuates over multiple time horizons, forcing the grid operator to adjust its day-ahead, hour-ahead, and real-time operating procedures.

Should our operations require more electricity than can be supplied in the areas where our mining facilities are located or should the electrical transmission grid and distribution systems be unable to provide the continuous, steady supply of electricity required, we may have to limit or suspend activities or reduce the speed of our proposed expansion, either voluntarily or as a result of either quotas imposed by energy companies or governments, or increased prices for certain users (such as us). If we are unable to procure electricity at a suitable price, we may have to shut down our operations in that particular jurisdiction either temporarily or permanently. Additionally, our cryptocurrency mining machines would be materially adversely affected by a power outage. Given the power requirement, it would not be feasible to run mining machines on back-up power generators in the event of a government restriction on electricity or a power outage, which may be caused by weather, acts of God, wild fires, pandemics, falling trees, falling distribution poles and transmission towers, transmission and distribution cable cuts, other force majeure events in the electricity and natural gas markets and/or the negligence or malfeasance of others. If we are unable to receive adequate power supply and are forced to reduce our operations due to the availability or cost of electrical power, our business would experience materially negative impacts.

Certain government actors have begun to intervene with the supply of electrical energy to cryptocurrency miners. For example, in the Canadian province of Québec, Hydro-Québec (a Crown entity which manages the generation, transmission and distribution of electricity throughout the province) has set rates and service conditions specifically for enterprises involved in cryptocurrency mining as a result of increased electricity demand from cryptocurrency miners. On July 19, 2018, the Régie de l’Énergie (the “Régie”, a provincial administrative tribunal which sets the price of electricity supplied directly by Hydro-Québec) approved a provisional tariff of CA$0.15/kWh on cryptocurrency mining facilities built after that date. On April 29, 2019, the Régie rendered a decision to create a new class of energy consumers called “Electricity consumer class for cryptographic use applied to blockchain.” The Régie decided to allocate to this new class an aggregate supply of 300 megawatts of electricity, with the requirement to curtail electricity use during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year). Cryptocurrency mining projects will be required to submit tenders to consume electricity from the 300 megawatts block based exclusively on economic development and environmental criteria. On January 28, 2021, the Régie decided that the existing subscriptions on the Hydro-Québec network will be subject to non-firm service, starting in Winter 2021/2022. The non-firm service will apply for a maximum of 300 hours/year, without any monetary compensation. Consequently, cryptocurrency mining entities in Québec are now subject to non-firm service with a restriction on supply and provisional tariffs.

If we are unable to receive adequate power supply and are forced to reduce our operations due to the availability or cost of electrical power, our business would experience materially negative impacts.

Our mining activities for digital assets other than Bitcoin are subject to unique risks, may not be as profitable as mining Bitcoin, and may negatively impact our financial condition.

We opportunistically mine digital assets other than Bitcoin, such as Zcash and other cryptocurrencies, and plan to mine other alternative digital assets, including potentially Ethereum, in the future. While these alternative digital assets broadly are subject to the same types of risks as Bitcoin (See Item 3. D. “Risk Factors — Risks Related to Digital Assets”), such risks may impact particular digital assets differently, or not at all. For example, the alternative digital assets we mine may have a variety of intended use cases, be subject to different consumer preferences and face different security risks, among other differences, all of which could negatively affect the value and use or adoption of such digital assets. Furthermore, because such alternative digital assets generally do not have the same popularity or operating history as Bitcoin, any actual or perceived risks or adverse events affecting alternative digital assets could result in a greater loss of confidence in such assets than if the same adverse events occurred with respect to Bitcoin.

Our mining operations generally involve asset-specific capital expenditures. For example, the equihash mining machines we use for mining Zcash cannot be used to mine Bitcoin, and our Bitcoin mining machines cannot be used to mine Zcash. We may in the future order mining machines that are purpose-built for mining certain digital assets that use different hashing algorithms. To the extent we make capital investments or purchases related to mining alternative digital assets that decline in value or adoption, or fail to increase in value or adoption according to our expectations, the profitability of such investments or purchases would be adversely affected, which may in turn adversely affect our financial condition and operating results.

As a result of the Federal Power Act and the U.S. Federal Energy Regulatory Commission’s regulations over public utilities and reliability of the interstate transmission grid, suppliers of electricity that are required for our operation may be required to curtail or discontinue the supply of electricity to our cryptocurrency mining operations, including regulations seeking to limit carbon dioxide emissions from power generation.

Under the Federal Power Act (the “FPA”), the Federal Energy Regulatory Commission (“FERC”) has jurisdiction over certain facilities used in the generation and transmission of electricity, including transmission facilities, certain generation interconnection facilities, power plant change in control, operation of the transmission grid, and various “paper” facilities, such as wholesale power sales contracts and market-based rate tariffs. The FPA requires FERC to establish and maintain reliability standards, and FERC has designated the National Electric Reliability Coordinator to effectuate this obligation. Operation of the transmission grid in several regions in which we may locate our cryptocurrency mining facility are governed by Independent System Operators (“ISO”) or Regional Transmission Organizations (“RTO”), all which are public utilities subject to FERC jurisdiction. To effectuate the continuous, firm supply electricity necessary for productive operation of our crypto-mining operation, it is expected to be necessary to co-locate our facilities with power generation facilities and have such power generation facilities obtain approval from relevant ISO/RTO and other authorities to derate their generation resource for ISO/RTO purposes in favor of supplying electricity to our mining operations.

Such approvals may not be forthcoming on terms that are economic or practicable. Federal authorities may also pursue and implement legislation and regulation that seeks to limit the amount of carbon dioxide produced from electric generation, which would affect our ability to source electricity from fossil fuel-fired electric generation in a potentially material adverse manner. The bankruptcy or insolvency of any power generator or wholesale market supplier from whom we expect to obtain supply for our mining operations could also result in a curtailment or loss of supply, which would have a material adverse effect on ability to continue mining operations.

We may be affected by price fluctuations in the wholesale and retail power markets.

While we anticipate that the majority of our power arrangements will contain fixed power prices, we expect that they may contain certain price adjustment mechanisms in case of certain events. Furthermore, some portion of our power arrangements is expected to be priced by reference to published index prices and, thus, reflect market movements.

Market prices for power, generation capacity and ancillary services, are unpredictable. Depending upon the effectiveness of any price risk management activity undertaken by us, an increase in market prices for power, generation capacity, and ancillary services may adversely affect our business, prospects, financial condition, and operating results. Long- and short-term power prices may fluctuate substantially due to a variety of factors outside of our control, including, but not limited to:

●	changes in power transmission or fuel transportation capacity constraints or inefficiencies;
●	volatile weather conditions, particularly unusually hot or mild summers or unusually cold or warm winters;
●	technological shifts resulting in changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools, expansion and technological advancements in power storage capability and the development of new fuels or new technologies for the production or storage of power;
●	federal and state power, market and environmental regulation and legislation; and
●	changes in capacity prices and capacity markets.

If we are unable to secure power supply at prices or on terms acceptable to us, it would have a material adverse effect on our business, prospects, financial condition, and operating results.

As a result of state and local regulations over electric distribution utilities and retail electricity suppliers, we may not be able to obtain electricity on terms and conditions that are economic and practicable.

To the extent that our consumption of electricity is viewed as a retail sale of electricity, then state and local authorities will have jurisdiction over such retail sale and the distribution of electricity to our retail use. Such regulation and costs as required by state and local authorities may not be economic or practicable for our mining operations. State and local authorities may also pursue and implement legislation and regulation that seeks to limit the amount of carbon dioxide produced from electric generation, which would affect our ability to source electricity from fossil fuel-fired electric generation in a potentially material adverse manner. There may also be other utility services required for the productive, efficient operation of our mining facilities, such as use of water. Obtaining the regulatory approvals and terms of service for any needed supply of water may not be forthcoming on terms that are economic and practicable to our mining operations. The bankruptcy or insolvency of any electric distribution utility or retail electric supplier from whom we expect to obtain supply for our mining operations could also result in a curtailment or loss of supply, which would have a material adverse effect on ability to continue mining operations.

We may have difficulty finding suitable mining facilities.

We currently operate our cryptocurrency mining machines from two owned facilities in Canada and four hosted facilities in the United States. On February 2, 2021, our wholly owned subsidiary, Argo Innovations Labs Inc., signed a share purchase agreement with GPU.one to acquire two facilities where its mining machines are currently hosted in Baie Comeau, Canada and Mirabel, Canada. Additionally, in March 2021, we acquired 160 acres of land, as well as an option to acquire an additional 157 acres of adjacent land in Texas, where we are building a new 200-megawatt mining facility. Any mining facilities we establish can only be successful if we can obtain sufficient electrical power to support mining on a cost-effective basis, and our establishment of new mining facilities requires us to find locations where that is the case. There may be significant competition for suitable mining facility locations, and government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage, or may otherwise potentially restrict or prohibit the provision or electricity to mining operations.

Our hosting agreements are subject to renegotiation and cost volatility. In the future, we may not be able to renew our hosting agreements on acceptable terms, in which case we would need to relocate our established mining operations. Relocating any mining operation will require incurrence of costs to transition to a new facility including, but not limited to, transportation expenses and insurance, downtime while we are unable to mine, legal fees to negotiate the new hosting agreements, de-installation at our current facility and, ultimately, installation at any new facility we identify. These costs may be substantial, and we cannot guarantee that we will be successful in transitioning our mining machines to a new facility. Such circumstances could have a material adverse effect on our business, prospects, financial condition, and operating results. In addition, we may have difficulty locating sites which satisfy our requirements at a cost we are willing to pay. If we are unable to find suitable mining facility locations this may have a material impact on our financial position, opportunities and prospects, and by extension, on our share price.

Risks Related to Government Regulation

We are subject to an extensive and rapidly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results and financial condition.

Our business may be or may become subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which we operate or in the United Kingdom, the jurisdiction of our incorporation, including those typically applied to financial services and banking, securities, commodities, the exchange, and transfer of digital assets, cross-border and domestic money and cryptocurrency transmission businesses, as well as those governing data privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), consumer protection, antitrust and competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, and counter-terrorist financing. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, digital assets, and related technologies. As a result, they often do not contemplate or address unique issues associated with digital assets, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the relative novelty and evolving nature of our business and the significant uncertainty surrounding the regulation of digital assets requires us to exercise our judgment as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, limitations on our business, reputational harm, and other regulatory consequences, as well as criminal penalties, each of which may be significant and could adversely affect our business, operating results and financial condition.

Our activities are not currently regulated in the United Kingdom as we do not engage in any regulated activities for the purposes of the UK Financial Services and Markets Act 2000 and we are not subject to any registration requirement with the UK Financial Conduct Authority in relation to anti-money laundering rules under The Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 as we are not a crypto asset exchange or custodian wallet provider. We do not offer crypto asset derivatives nor do we engage with or advertise to retail consumers. Our business is to mine crypto assets as principal, and we bear the risks and rewards of such endeavors. We have no current plans to engage in the offering of crypto asset derivatives or engage with retail consumers.

In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies, in the United States and in other countries may adopt new laws and regulations, or new interpretations of existing laws and regulations may be issued by such bodies or the judiciary, which may adversely impact the development and use of digital assets as a whole, cryptocurrency mining operations, and our legal and regulatory status in particular by changing how we operate our business, how our operations are regulated, and what products or services we and our competitors can offer, requiring changes to our compliance and risk mitigation measures, imposing new licensing requirements or new costs of doing business, or imposing a total ban on certain activities or transactions with respect to digital assets, as has occurred in certain jurisdictions in the past.

Due to our business activities, if laws or regulations or their respective interpretation change, we may become subject to ongoing examinations, oversight, and reviews by U.S. federal and state regulators and foreign financial service regulators, including the UK Financial Conduct Authority, which would have broad discretion to audit and examine our business if we become subject to their oversight. Adverse changes to, or our failure to comply with, any laws and regulations have had, and may continue to have, an adverse effect on our reputation and brand and our business, operating results and financial condition.

We are subject to governmental regulation and other legal obligations related to data privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

We collect and process data, including personal, financial and confidential information about individuals, including our employees and business partners. The collection, use and processing of such data about individuals are governed by data privacy laws and regulations enacted in the UK, EU, U.S. (federal and state), and other jurisdictions around the world. These data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws and it is possible that these laws, regulations and requirements may be interpreted and applied in a manner that is inconsistent with our existing information processing practices, and many of these laws are significantly litigated and/or subject to regulatory enforcement. The implication of this includes that various federal, state and foreign legislative or regulatory bodies may enact or adopt new or additional laws and regulations concerning data privacy, data retention, data transfer, and data protection. Such laws may continue to restrict or dictate how we collect, maintain, combine and disseminate information and could have a material adverse effect on our business, results of operations, financial condition and prospects.

In the United States, there are numerous federal and state laws and regulations that could apply to our operations or the operations of our partners, including data breach notification laws, financial information and other data privacy laws, and consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure, and protection of personal information.

The General Data Protection Regulation (the “GDPR”), which went into effect in the European Union on May 25, 2018, applies to the collection, use, retention, security, processing, and transfer of personal data of individuals in the European Economic Area (“EEA”) and the United Kingdom, which could further add to our compliance costs and limit how we process information. It is possible that the GDPR may be interpreted or applied in a manner that is adverse to us or otherwise inconsistent with our practices; or that the European Union or national supervisory authorities may hold that we are not in full compliance with the GDPR’s requirements. In addition, the GDPR increases the scrutiny of transfers of personal data from the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws; in July 2020, the Court of Justice of the European Union limited how organizations could lawfully transfer personal data from the EEA to the United States by invalidating the EU-US Privacy Shield and imposing further restrictions on use of the standard contractual clauses, which could increase our costs and our ability to efficiently process personal data from the EEA. Following the withdrawal of the United Kingdom from the European Union and the expiry of the transition period, from January 1, 2021, we have to comply with the GDPR and separately the GDPR as implemented in the United Kingdom, each regime having the ability to fine up to the greater of €20 million/£17 million or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, including how data transfers between European Union member states and the United Kingdom will be treated. These changes may lead to additional compliance costs and could increase our overall risk. Failure to comply with the requirements of the GDPR and the applicable national data protection laws of the EEA member states may result in fines and other administrative penalties. Government enforcement actions can be costly and interrupt the regular operation of our business, and data breaches or violations of data privacy laws can result in fines, reputational damage and civil lawsuits, any of which may adversely affect our business, financial condition, and results of operations. Also, like many websites, we use cookies and other tracking technologies on our website. In recent years, European lawmakers and regulators have expressed concern over electronic marketing and the use of nonessential cookies, web beacons and similar technology for online behavioral advertising, or tracking technologies, leading to an effort to replace the current rules on e-marketing (currently set out in the ePrivacy Directive and national implementing laws) with a new ePrivacy Regulation. When implemented, the new ePrivacy Regulation is expected to alter rules on tracking technologies and significantly increase fining powers to the same levels as the GDPR.

We are subject to extensive environmental, health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.

Our operations and properties are subject to extensive laws and regulations governing occupational health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in the United Kingdom, the United States and every other country and locality in which we operate. These laws and regulations may impose numerous obligations that are applicable to our operations, including acquisition of a permit or other approval before conducting construction or regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands; imposing specific health and safety standards addressing worker protection; and imposition of significant liabilities for pollution resulting from our operations, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by noise or the release of hazardous substances into the environment.

The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our financial position, results of operations and cash flows.

The regulatory and legislative developments related to climate change, may materially adversely affect our brand, reputation, business, operating results and financial condition.

A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to various climate change interest groups and the potential impact of climate change. Given the very significant amount of electrical power required to operate cryptocurrency mining machines, as well the environmental impact of mining for the rare earth metals used in the production of mining servers, the cryptocurrency mining industry may become a target for future environmental and energy regulation. For example, in June and July of 2021, the Chinese government prohibited the operation of mining machines and supply of energy to mining businesses, citing concerns regarding high levels of energy consumption, which resulted in a large scale shut down of mining operations. Legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Specifically, imposition of a carbon tax or other regulatory fee in a jurisdiction where we operate or on electricity that we purchase could result in substantially higher energy costs, and due to the significant amount of electrical power required to operate cryptocurrency mining machines, could in turn put our facilities at a competitive disadvantage. Any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could have a material adverse effect on our financial position, results of operations and cash flows.

Our transactions in digital assets may expose us to countries, territories, regimes, entities, organizations and individuals that are subject to sanctions and other restrictive laws and regulations.

The Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State administer and enforce economic sanctions programs based on foreign policy and national security goals against targeted countries, territories, regimes, entities, organizations and individuals. In the UK: the Foreign, Commonwealth and Development Office is responsible for the UK’s international sanctions policy, including all international sanctions regimes and designations; the Office of Financial Sanctions Implementation (“OFSI”), which is a part of HM Treasury, is responsible for ensuring that financial sanctions are properly understood, implemented and enforced (as well as maintaining OFSI’s Consolidated List of Financial Sanctions Targets); the Department for International Trade is responsible for implementing trade sanctions and embargoes, HM Revenue & Customs is responsible for enforcing breaches of trade sanctions; and the National Crime Agency is responsible for investigating and enforcing breaches of financial sanctions. In Canada, Global Affairs Canada, Public Safety Canada and the Department of Justice administer and enforce Canada’s sanctions regime. These laws and regulations may be implicated by a number of activities, including investing or trading. For example, in September 2021, OFAC designated a Russia-based digital assets exchange as a Specially Designated National (“SDN”) for alleged activities linked to ransomware attacks, and in October 2021, OFAC published updated sanctions compliance guidance for the virtual currency industry. Because of the pseudonymous nature of blockchain transactions, we may not be able to determine the ultimate identity of the individuals with whom we transact with respect to buying or selling digital assets or of other members in mining pools in which we participate. We participate in mining pools that operate in jurisdictions that are not subject to the same regulatory regimes as we are, which creates the risk that we may inadvertently engage in transactions with, or contribute processing power to, a mining pool which involves persons, entities, or territories that are the target of sanctions or other restrictions. Moreover, U.S. federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have imbedded such depictions on one or more blockchains. Because our business requires us to download and retain one or more blockchains to effectuate our ongoing business, it is possible that such blockchains contain prohibited depictions without our knowledge or consent. To the extent government enforcement authorities enforce these and other laws and regulations that are impacted by blockchain technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and affect the value of our ADSs.

Failure to comply with anti-corruption and anti-money laundering laws, including the FCPA and similar laws associated with our activities outside of the United States could subject us to penalties and other adverse consequences.

We operate an international business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the FCPA, the UK Bribery Act, and other applicable anti-corruption and anti-money laundering laws in certain countries in which we conduct activities. The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purpose of obtaining or retaining business or securing any improper business advantage. The provisions of the UK Bribery Act extend beyond bribery of government officials and create offenses in relation to commercial bribery including private sector recipients. The provisions of the UK Bribery Act also create offenses for accepting bribes in addition to bribing another person. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls.

In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA, UK Bribery Act, or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, contractors, agents or other partners or representatives fail to comply with these laws and governmental authorities in the United States, UK and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results, prospects and financial condition.

Any violation of the FCPA, UK Bribery Act, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, operating results, prospects and financial condition. In addition, responding to any enforcement action or internal investigation related to alleged misconduct may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

If regulatory changes or interpretations of our activities require our registration or licensure as a money services business (“MSB”) under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant penalties and on-going compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of our operations.

To the extent that our activities cause us to be deemed an MSB under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement an effective anti-money laundering program, make certain reports to FinCEN and maintain certain records. To the extent that our activities cause us to be deemed a money transmitter under applicable state laws, we may be required to comply with state licensure requirements, including those that would mandate us to implement varying degrees of safety and soundness, consumer protection and law enforcement requirements.

We are not presently registered as an MSB with FinCEN or licensed as a money transmitter or similar business in any state. If an applicable governmental agency determines that we have failed to register or obtain a license, we could be subject to substantial financial penalties and may be ordered to suspend or terminate operations with respect to the affected jurisdictions.

We operate Terra Pool, a mining pool on behalf of pool participants, which exposes us to regulatory uncertainty and risk that could result in significant compliance expenses or penalties.

Together with DMG Blockchain solutions, we operate Terra Pool, a Bitcoin mining pool. FinCEN has released guidance stating that participating in or leading a mining pool, by itself, does not constitute money transmission. However, the guidance also stated that where a person or group responsible for distributing mining awards to pool members combines its services with the service of hosting “convertible virtual currency” wallets (that is, wallets for digital assets that have an equivalent value in fiat currency or that act as a substitute for fiat currency) on behalf of pool members, the person or group will fall within FinCEN’s definition of money transmitter. Although we do not intend to host convertible virtual currency wallets on behalf of pool members in connection with Terra Pool, providing such services in the future would require us to comply with FinCEN regulations, including those that would mandate us to implement an effective anti-money laundering program, make certain reports to FinCEN and maintain certain records. To the extent that our activities with respect to Terra Pool cause us to be deemed a money transmitter under applicable state laws, we may be required to comply with state licensure requirements, including those that would mandate us to implement varying degrees of safety and soundness, consumer protection and law enforcement requirements.

Further, as noted above, operating or participating in mining pools in which fellow members are unknown raises risks of inadvertently assisting or engaging in transactions with persons, entities, or territories that are the target of U.S., UK, Canadian, or other economic sanctions or that are otherwise engaged in activities in breach of AML and CTF legislation. In operating Terra Pool, we plan to conduct KYC diligence and IP address screening on prospective members, but there can be no guarantee that such measures will be successful in preventing sanctioned parties from participating in the pool.

We do not intend to sell contracts or shares in Terra Pool, but the operation of a mining pool on behalf of third parties could subject us to regulatory scrutiny from the SEC. We could be subject to judicial or administrative sanctions for failing to offer or sell interests or participation in Terra Pool in compliance with the registration requirements of the federal and state securities laws. Such a determination could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. In addition, we cannot be certain as to how future regulatory developments will impact the treatment of operating a mining pool under the law. Any requirements imposed by the SEC related to our mining pool activities would cause us to incur recurring reporting expenses as well as additional extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in our ADSs.

The future of anonymity-enhanced cryptocurrencies such as Zcash is particularly uncertain.

Anonymity-enhanced cryptocurrencies such as Zcash are under increasing regulatory scrutiny. A portion of our current mining capacity is assigned to mining Zcash. We convert the Zcash we mine into Bitcoin in the ordinary course of business via transactions that do not use privacy-enhancing features. Nonetheless, anti-money laundering regulators, such as FinCEN, have raised concerns regarding the potential use of anonymity-enhanced cryptocurrencies like Zcash by criminals and other threat actors in ways that limit the ability of investigators to follow transaction flows on a public blockchain. In response to regulatory concerns, some digital asset exchanges have removed Zcash from their menu of digital assets available for exchange. Although no regulatory action has been taken to treat anonymity-enhanced cryptocurrencies differently, this may change in the future. Regulatory action could be taken in the future to limit or even prevent the mining or use of Zcash, which may adversely affect our ability to mine or convert Zcash. Restrictions on our ability to mine or convert Zcash may have a negative impact on our results of operation, which may in turn adversely affect the value of our ADSs.

As we continue to expand and localize our international activities, our obligations to comply with the laws, rules, regulations, and policies of a variety of jurisdictions will increase and we may be subject to investigations and enforcement actions by U.S. and non-U.S. regulators and governmental authorities.

As we expand and localize our international activities, we have become increasingly obligated to comply with the laws, rules, regulations, policies, and legal interpretations both of the jurisdictions in which we operate and those into which we offer services on a cross-border basis. Laws regulating financial services, the internet, mobile technologies, digital assets, and related technologies in the United Kingdom, Canada, the United States and other jurisdictions often impose different, more specific, or even conflicting obligations on us, as well as broader liability. For example, we are subject to laws and regulations related to sanctions and export controls enforced by OFAC and the Department of Commerce Bureau of Industry and Security, and may in the future be required to comply with U.S. anti-money laundering and counter-terrorist financing laws and regulations, enforced by FinCEN and certain state financial services regulators.

Regulators worldwide frequently study each other’s approaches to the regulation of the digital assets. Consequently, developments in any jurisdiction may influence other jurisdictions. New developments in one jurisdiction may be extended to additional services and other jurisdictions. As a result, the risks created by any new law or regulation in one jurisdiction are magnified by the potential that they may be replicated, affecting our business in another place or involving another service. Conversely, if regulations diverge worldwide, we may face difficulty adjusting our products, services, and other aspects of our business with the same effect. These risks are heightened as we face increased competitive pressure from other similarly situated businesses that engage in regulatory arbitrage to avoid the compliance costs associated with regulatory changes.

The complexity of U.S. federal and state, UK, Canadian and other international regulatory and enforcement regimes, coupled with the global scope of our operations and the evolving global regulatory environment, could result in a single event prompting a large number of overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. Any of the foregoing could, individually or in the aggregate, harm our reputation and adversely affect our operating results and financial condition. Due to the uncertain application of existing laws and regulations, it may be that, despite our regulatory and legal analysis concluding that certain products and services are currently unregulated, such products or services may indeed be subject to financial regulation, licensing, or authorization obligations that we have not obtained or with which we have not complied. As a result, we are at a heightened risk of enforcement action, litigation, regulatory, and legal scrutiny which could lead to sanctions, cease, and desist orders, or other penalties and censures which could significantly and adversely affect our continued operations and financial condition.

A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if a regulator disagrees with our characterization of a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results and financial condition. Furthermore, a determination that Bitcoin or any other digital asset that we own or mine is a “security” may adversely affect the value of Bitcoin and our business.

The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that may evolve over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements made by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin and Ethereum are securities (as currently offered and sold). However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital asset. As of the date of this report, with the exception of certain centrally issued digital assets that have received “no-action” letters from the SEC staff, Bitcoin and Ethereum are the only digital assets which senior officials at the SEC have publicly stated are unlikely to be considered securities. With respect to all other digital assets, there is no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws.

The SEC has brought enforcement actions against the promoters of several digital assets on the basis that the digital assets in question are securities. Such an enforcement action by the SEC or a state securities regulator, or a similar court decision, with respect to Bitcoin and the other digital assets we mine or trade would be expected to have an immediate material adverse impact on the trading value of such digital assets. This is because the business models behind most digital assets are incompatible with regulations applying to transactions in securities. If a digital asset is determined or asserted to be a security, it is likely to become difficult or impossible for the digital asset to be traded, cleared or custodied in the United States through the same channels used by non-security digital assets, which in addition to materially and adversely affecting the trading value of the digital asset is likely to significantly impact its liquidity and market participants’ ability to convert the digital asset into U.S. dollars. For example, in 2020 the SEC filed a complaint against the promoters of XRP alleging that they raised more than $1.3 billion through XRP sales that should have been registered under U.S. federal securities laws, but were not. In the years prior to the SEC’s action, XRP’s market capitalization at times exceeded $140 billion. However, in the weeks following the SEC’s complaint, XRP’s market capitalization fell to less than $10 billion, which was less than half of its market capitalization in the days prior to the complaint. The SEC’s action against XRP’s promoters underscores the continuing uncertainty around which digital assets are securities, and demonstrates that factors such as how long a digital asset has been in existence, how widely held it is, how large its market capitalization is and that it has actual usefulness in commercial transactions, ultimately may have no bearing on whether the SEC or a court will find it to be a security.

Under the Investment Company Act of 1940, as amended (the “Investment Company Act”), a company may fall within the definition of an investment company under section 3(c)(1)(A) thereof if it is or holds itself out as being engaged primarily, or proposes to engage primarily in the business of investing, reinvesting or trading in securities, or under section 3(a)(1)(C) thereof if it is engaged or proposes to engage in business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities” (as defined) having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. There is no authoritative law, rule or binding guidance published by the SEC regarding the status of digital assets as “securities” or “investment securities” under the Investment Company Act. Although we believe that we are not engaged in the business of investing, reinvesting, or trading in investment securities, and we do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities, to the extent the digital assets which we mine, own, or otherwise acquire may be deemed “securities” or “ investment securities” by the SEC or a court of competent jurisdiction, we may meet the definition of an investment company. If we fall within the definition of an investment company under the Investment Company Act, we would be required to register with the SEC. If an investment company fails to register, it likely would have to stop doing almost all business, and its contracts could become voidable. As a practical matter, non-U.S. issuers cannot register as an investment company with the SEC.

Several foreign jurisdictions have taken a broad-based approach to classifying digital assets as “securities,” while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain digital assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of digital assets as “securities.” The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the mining, sale and trading of such assets. For example, a digital asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in digital assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

There can be no assurances that we will properly characterize any given digital asset as a security or non-security for purposes of determining which digital assets to mine, hold and trade, or that the SEC, foreign regulatory authority, or a court, if the question was presented to it, would agree with our assessment. We could be subject to judicial or administrative sanctions for failing to offer or sell digital assets in compliance with the registration requirements, or for acting as a broker or dealer without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Further, if Bitcoin or any other digital asset that we mine, hold and trade is deemed to be a security under the laws of any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such cryptocurrency. For instance, all transactions in such supported digital asset would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Further, it could draw negative publicity and a decline in the general acceptance of the digital asset. Also, it may make it difficult for such cryptocurrency to be traded, cleared, and custodied as compared to other cryptocurrencies that are not considered to be securities.

Future developments regarding the treatment of cryptocurrencies for U.S. federal income and foreign tax purposes could adversely impact our business.

Due to the new and evolving nature of cryptocurrencies and the absence of comprehensive legal guidance with respect to cryptocurrency products and transactions, many significant aspects of the U.S. federal income and foreign tax treatment of transactions involving cryptocurrencies are uncertain, and it is unclear what guidance may be issued in the future on the treatment of cryptocurrency transactions for U.S. federal income and foreign tax purposes.

In 2014, the Internal Revenue Service (“IRS”) released a notice, or “IRS Notice,” discussing certain aspects of “convertible virtual currency” (that is, digital currency that has an equivalent value in fiat currency or that acts as a substitute for fiat currency) for U.S. federal income tax purposes and, in particular, stating that such digital currency (i) is “property” (ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss and (iii) may be held as a capital asset. In 2019, the IRS released a revenue ruling and a set of “Frequently Asked Questions”, or the “Ruling & FAQs,” that provide some additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events giving rise to ordinary income and guidance with respect to the determination of the tax basis of digital currency. However, the IRS Notice and the Ruling & FAQs do not address other significant aspects of the U.S. federal income tax treatment of cryptocurrencies and related transactions.

The UK tax authorities have issued published guidance which covers similar issues to those covered in the IRS guidance mentioned above. Some guidance has also been provided on other topics including, in particular, regarding the Value Added Tax (“VAT”) treatment of transactions involving cryptocurrencies, and the availability of certain exemptions from VAT.

There can be no assurance that the IRS or other foreign tax authority will not alter its existing position with respect to cryptocurrencies in the future or that a court would uphold the treatment set forth in the IRS Notice and the Ruling & FAQs, or in the UK published guidance. It is also unclear what additional guidance may be issued in the future on the treatment of existing cryptocurrency transactions and future cryptocurrency innovations for purposes of U.S. federal income tax or other foreign tax regulations. Any such alteration of existing IRS and foreign tax authority positions or additional guidance regarding cryptocurrency products and transactions could result in adverse tax consequences for our business and could have an adverse effect on the value of cryptocurrencies and the broader cryptocurrencies markets. Future technological and operational developments that may arise with respect to digital currencies may increase the uncertainty with respect to the treatment of digital currencies for U.S. federal income and foreign tax purposes. The uncertainty regarding tax treatment of cryptocurrency transactions could impact our business, both in the U.S. and abroad. It is likely that new rules for reporting crypto assets under the “common reporting standard” will be implemented on our international operations, creating new obligations and a need to invest in new onboarding and reporting infrastructure.

The application of the Commodity Exchange Act to our business is unclear and may be subject to change and therefore difficult to predict; to the extent we become subject to regulation by the CFTC in connection with our business activities, we may incur additional compliance costs, which may be significant.

The Commodity Exchange Act, as amended (the “CEA”), does not currently impose any direct obligations on us related to the mining or exchange of digital assets. However, the Commodity Futures Trading Commission (“CFTC”), the federal agency that administers the CEA, generally regards Bitcoin and other digital assets as commodities. This position has been supported by decisions of federal courts.

The CEA imposes requirements relative to certain transactions involving Bitcoin and other digital assets that constitute a contract of sale of a commodity for future delivery (or an option on such a contract), a swap, or a transaction involving margin, financing or leverage that does not result in actual delivery of the commodity within 28 days to persons not defined as “eligible contract participants” or “eligible commercial entities” under the CEA (e.g., retail persons). Changes in the CEA or the regulations promulgated by the CFTC thereunder, as well as interpretations thereof and official statements by the CFTC may impact the classification of digital assets and subject them to additional regulatory oversight by the CFTC. Although the CFTC to date has not enacted regulations governing non-derivative or non-financed, margined or leveraged transactions in Bitcoin and other digital assets, it has authority to commence enforcement actions against persons who violate certain prohibitions under the CEA related to transactions in any contract of sale of any commodity, including digital assets, in interstate commerce (e.g., manipulation and engaging in certain deceptive practices).

While no provision of the CEA, or CFTC rules, orders or rulings (except as noted herein) appears to be currently applicable to our business, this is subject to change. We cannot be certain as to how future regulatory developments will impact the treatment of digital assets under the law. Any requirements imposed by the CFTC related to our mining activities or our transactions in Bitcoin and digital assets would cause us to incur additional extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in our ADSs.

Moreover, if our mining activities or transactions in Bitcoin and other digital assets were deemed by the CFTC to constitute a collective investment in derivatives for our shareholders, we may be required to register as a commodity pool operator with the CFTC through the National Futures Association. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in our ADSs. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in us.

Regulatory actions in one or more countries could severely affect the right to acquire, own, hold, sell or use certain cryptocurrencies or to exchange them for fiat currency.

One or more countries, such as China or Russia, may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use cryptocurrencies or to exchange them for fiat currency. In some nations, it is illegal to accept payment in Bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Such restrictions may adversely affect us as the large-scale use of cryptocurrencies as a means of exchange is presently confined to certain regions.

Furthermore, in the future, foreign governments may decide to subsidize or in some other way support certain large-scale cryptocurrency mining projects, thus adding hash rate to the overall network. Such circumstances could have a material adverse effect on the amount of Bitcoin we may be able to mine, the value of Bitcoin and any other cryptocurrencies we may potentially acquire or hold in the future and, consequently, our business, prospects, financial condition and operating results.

Our compliance and risk management methods might not be effective and may result in outcomes that could adversely affect our reputation, operating results and financial condition.

Our ability to comply with applicable complex and evolving laws, regulations, and rules is largely dependent on the establishment and maintenance of our compliance, audit, and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. We cannot assure you that our policies and procedures will be effective or that we will be successful in monitoring or evaluating the risks to which we are or may be exposed in all market environments or against all types of risks, including unidentified or unanticipated risks. Our risk management policies and procedures rely on a combination of technical and human controls and supervision that are subject to error and failure. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. Our risk management policies and procedures also may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing failures. In addition, we may elect to adjust our risk management policies and procedures to allow for an increase in risk tolerance, which could expose us to the risk of greater losses.

We cannot be certain as to how future regulatory developments will impact our business and any such additional regulatory requirements, or changes in how existing requirements are interpreted and applied, may cause us to cease all or certain of our operations or change our business model.

We cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrencies, including Bitcoin, and other digital assets under the law. For example, if regulatory changes or interpretations require the regulation of Bitcoin or other digital assets under certain laws and regulatory regimes in the United States such as those administered by the SEC, the CFTC, the IRS, Department of Treasury or other agencies or authorities or similar laws and regulations of other jurisdictions, including if our digital asset activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation under U.S. federal law, the law of any U.S. state, or foreign jurisdiction in which the Company operates, we may be required to register, seek licensure and comply with such regulations, including at a federal, state or local level, and implement an anti-money laundering program, reporting and recordkeeping regimes, consumer protective safeguards, and other operational requirements. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary, non-recurring expenses or burdens to us, as well as on-going recurring compliance costs, possibly affecting an investment in the ADSs or our net income in a material and adverse manner. We may also decide to cease some or all operations. Any termination or disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to investors. Furthermore, we and our service providers may not be capable of complying with certain federal or state regulatory obligations applicable to money services businesses or state money transmitters. If we are deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate the Company. Any such action may adversely affect an investment in us.

If we fail to comply with such additional regulatory, licensure and registration compliance requirements, we may seek to cease all or certain of our operations or be subjected to fines, penalties and other governmental action. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business model at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies or digital assets we plan to hold or expect to acquire for our own account.

Risks Related to Intellectual Property

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

Our ability to conduct our business in a profitable manner relies on our proprietary mining methods, which we protect as a trade secret. We rely upon trade secret laws, physical and technological security measures and contractual commitments to protect our trade secrets, including entering into non-disclosure agreements with employees, consultants and third parties with access to our trade secrets. However, such measures may not provide adequate protection and the value of our trade secrets could be lost through misappropriation or breach of our confidentiality agreements. For example, an employee with authorized access may misappropriate our trade secrets and provide them to a competitor, and the recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully, because enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time consuming, and the outcome is unpredictable. Thus, if any of our trade secrets were to be disclosed or misappropriated our competitive position could be harmed. In addition to the risk of misappropriation and unauthorized disclosure, our competitors may develop similar or better methods independently in a manner that could prevent legal recourse by us. Thus, there can be no assurance that our trade secrets will be sufficient to protect against competitors operating their business in a manner that is substantially similar to ours.

Third parties may claim that we are infringing upon their intellectual property rights, which may prevent or inhibit our operations and cause us to suffer significant litigation expense even if these claims have no merit.

Our commercial success depends on our ability to operate without undue cost and distraction of claims that we are infringing the intellectual property rights of third parties. However, third parties, may own patents (or have pending patent applications that later result in patents) that our operations may infringe. In addition, third parties may purchase patents for the purpose of asserting claims of infringement and attempting to extract license fees via settlements from us. There also could be patents that we believe we do not infringe, but that we may ultimately be found to infringe. Further, because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our operations infringe.

Finally, third parties could accuse us of misappropriating their trade secrets. Any claims of patent infringement or trade secret misappropriation, even claims without merit, could be costly and time-consuming to defend and could require us to divert resources away from operations. In addition, if any third party has a meritorious or successful claim that we are infringing, we may be forced to redesign our operations or secure a license from such third parties, which may be costly or impractical. We also may be subject to significant damages or injunctions that may cause a material adverse effect to our business and operations, if we cannot license or develop an alternative for any infringing aspect of our business, and may result in a material loss in revenue, which could adversely affect the trading price of our ADSs and harm our investors.

Risks Related to Our Employees and Other Service Providers

The loss of one or more of our key management personnel, or our failure to attract and retain other highly qualified personnel in the future, could adversely impact our business, operating results and financial condition.

We operate in a relatively new industry that is not widely understood and requires highly skilled and technical personnel. We believe that our future success is highly dependent on the talents and contributions of a small number of key management personnel. Our future success depends on our ability to attract, develop, motivate, and retain highly qualified and skilled employees. Furthermore, if we fail to execute an effective contingency or succession plan with the loss of any member of management, the loss of such management personnel may significantly disrupt our business. Due to the nascent nature of the blockchain ecosystem, the pool of qualified talent is extremely limited, particularly with respect to executive talent, engineering, risk management, and financial regulatory expertise. We face intense competition for qualified individuals from numerous software and other technology companies. To attract and retain key personnel, we incur significant costs, including salaries and benefits and equity incentives. These costs may be further exacerbated by inflation. Even so, these measures may not be enough to attract and retain the personnel we require to operate our business effectively. The loss of even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of our business could adversely impact our operating results and impair our ability to grow.

Our culture emphasizes innovation, and if we cannot maintain this culture as we grow, our business and operating results could be adversely impacted.

We believe that our entrepreneurial and innovative corporate culture has been a key contributor to our success. We encourage and empower our employees to develop and launch new and innovative products and services, which we believe is essential to attracting high quality talent, partners, and developers, as well as serving the best, long-term interests of our company. If we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork that has been integral to our business, in which case our products and services may suffer and our business, operating results and financial condition could be adversely impacted.

Our officers, directors, employees, and large shareholders may encounter potential conflicts of interests with respect to their positions or interests in certain digital assets, entities, and other initiatives, which could adversely affect our business and reputation.

We frequently engage in a wide variety of transactions and maintain relationships with a significant number of digital asset projects, their developers, members of their ecosystem, and investors. These transactions and relationships could create potential conflicts of interests in management decisions that we make. For instance, certain of our officers, directors, and employees are active investors in digital asset projects and technologies themselves, and may make investment decisions that favor projects that they have personally invested in. In addition, our Chief Executive Officer, Mr. Wall, is involved in a number of initiatives related to the blockchain ecosystem and more broadly. This and other initiatives he is involved in could divert Mr. Wall’s time and attention from overseeing our business operations which could have a negative impact on our business.

In addition, certain of our officers, directors and employees may become aware of business opportunities that may be appropriate for presentation to us. In such instances they may decide to present these business opportunities to other entities with which they are or may be affiliated, in addition to, or instead of, presenting them to us. Due to these existing or future affiliations, these officers, directors and employees may have fiduciary obligations to present potential acquisition opportunities to those entities prior to presenting them to us which could cause additional conflicts of interest.

Similarly, certain of our directors, officers, employees, and large shareholders may hold cryptocurrencies that we are considering mining, and may be more supportive of such mining notwithstanding legal, regulatory, and other issues associated with such cryptocurrencies. While we have instituted policies and procedures to limit and mitigate such risks, there is no assurance that such policies and procedures will be effective, or that we will be able to manage such conflicts of interests adequately. If we fail to manage these conflicts of interests, our business may be harmed and the brand, reputation and credibility of our company may be adversely affected.

Our officers, directors and employees will allocate their time to other businesses leading to potential conflicts of interest in their determination as to how much time to devote to our affairs, which could have a negative impact on our ability to execute our business plan.

Our officers, directors and employees are required to commit such time as is necessary for them to fulfil their duties to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. Our officers, directors and employees are engaged in other business endeavors. If our officers’, directors’ or employees’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to deliver the business plan.

Our officers, directors, employees, and large shareholders may in the future enter into related party transactions with us, which may give rise to conflicts of interest between us and these officers, directors, employees and large shareholders.

Our officers, directors, employees and large shareholders and one or more of their respective affiliates may in the future enter into other agreements with us that are not currently under contemplation. It is possible that the entering into of such an agreement might raise conflicts of interest between us and such officers, directors, employees and large shareholders. Historical results of prior investments made by, or businesses associated with, our officers, directors, employees and large shareholders and their respective affiliates may not be indicative of future performance of an investment in us.

General Risk Factors

We may be subject to foreign investment and exchange risks.

Our functional and presentational currency is sterling. As a result, our consolidated financial statements will carry our assets in sterling. Any business we carry out may require the conduct of operations or make sales in currencies other than sterling. Due to the foregoing, changes in exchange rates between sterling and other currencies could lead to significant changes in our reported financial results from period to period. Among the factors that may affect currency values are trade balances, levels of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political or regulatory developments. Although we may seek to manage our foreign exchange exposure, including by active use of hedging and derivative instruments, there is no assurance that such arrangements will be entered into or available at all times when we wish to use them or that they will be sufficient to cover the risk. If there was a material adverse movement in such currency, it may have adverse consequences on our financial condition.

Risks Related to Our ADSs and Ordinary Shares

The market price of our ADSs may be highly volatile, and you may not be able to resell your ADSs at or above the initial public offering price.

The market price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations similar to ours as well as the fluctuation in the market price of Bitcoin and other cryptocurrencies. In addition, technology stocks have historically experienced high levels of volatility. As a result of this volatility, you may not be able to sell your ADSs at or above the initial public offering price. The market price for our ADSs may be influenced by many factors, including:

●	actual or anticipated fluctuations in our financial and operating results;
●	the trading price of cryptocurrencies, in particular Bitcoin;
●	changes in the market valuations of our competitors;
●	rumors, publicity, and market speculation involving us, our management, our competitors, or our industry;
●	announcements of new investments, acquisitions, strategic partnerships, joint ventures, capital commitments, integrations or capabilities, technologies, or innovations by us or our competitors;
●	changes in financial estimates or recommendations by securities analysts;
●	changes in laws or regulations applicable to us or our industry;
●	the perception of our industry by the public, legislatures, regulators and the investment community;
●	additions or departures of key personnel;

●	potential litigation or regulatory investigations;
●	general economic, industry, political and market conditions and overall market volatility in the United States or the United Kingdom, including resulting from COVID-19, war, incidents of terrorism, or responses to these events;
●	sales of our ADSs or ordinary shares by us, our directors and officers, holders of our ADSs or our shareholders in the future or the anticipation that such sales may occur in the future; and
●	the trading volume of our ADSs on the Nasdaq.

Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. Further, a decline in the financial markets and related factors beyond our control may cause the price of our ADSs to decline rapidly and unexpectedly.

Investing in our ADSs could be subject to greater volatility than investing directly in Bitcoin or other digital assets.

The price of our securities and our competitors securities are generally correlated to the price of Bitcoin and other digital assets. However, our business is subject to capital costs, which also affect the price of our securities, such as hardware expenses, power expenses and other factors that are not directly reflected in the prices of digital assets we mine. For example, when the price of Bitcoin rises, mining machines may become scarce and more costly to acquire, making our existing operations more attractive. However, when the price of Bitcoin declines, our mining revenues may not exceed our operating costs. As a result, the price of our ADSs could be subject to greater volatility than direct investments in digital assets and an investment in our ADSs may result in losses.

The volatility in the trading price of our ordinary shares and the large proportion held by retail investors may make our ordinary shares and ADSs a target of online campaigns to artificially influence their trading price, which may trigger markets or trading platforms to impose restrictions on the trading of our securities; as a result, investors in our ordinary shares and ADSs may incur substantial losses.

The trading price of our ordinary shares has experienced, and may continue to experience, significant volatility and trading volume. Further, a significant majority of our issued and outstanding ordinary shares are held by individual, non-institutional investors (i.e. “retail investors”). We are aware of reports surrounding social media sites and online forums influencing the trading price of certain publicly traded securities. Some of these reports indicated that the organizers of these campaigns selected specific securities as a result of, among other factors, significant volatility in their trading price and volume, as well as a perception that their trading prices were undervalued or subject to significant short positions. We are also aware of reports that a number of significant trading platforms catering to retail investors allegedly halted or otherwise restricted trading of a number of securities on their platforms following these reports.

As a significant proportion of our outstanding ordinary shares are held by retail investors who may make use of these trading platforms, if these trading platforms take similar action with respect to shares of our ordinary shares or ADSs, those of our investors who make use of these platforms may be unable to transact in our securities in response to changes in the trading price of our ordinary shares or ADSs. As a result, we cannot guarantee that we have not become subject to such a campaign or that we will not become subject to such a campaign in the future. If we do become subject to such a campaign, we can give no assurances that we will be able to respond to the campaign and the trading price of our ordinary shares and ADSs may, therefore, not be tied to our business or industry. As a result, the trading price of our ordinary shares and ADSs may suffer and investors in our securities may lose part or all of their investment.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, our ADS price and trading volume could decline.

The trading market for our ADSs will likely be influenced by research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more analysts who cover us downgrade our ADSs, or adversely change their recommendations regarding the ADSs, the market price for our ADSs would likely decline. In addition, if no or only a few analysts commence research coverage of us, or if one or more of the analysts who cover us cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume to decline.

Holders of our ADSs are not treated as holders of our ordinary shares.

Holders of ADSs are not treated as holders of our ordinary shares, unless they withdraw the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. The depositary is the holder of the ordinary shares underlying our ADSs. Holders of ADSs therefore do not have any rights as holders of our ordinary shares, other than the rights that they have pursuant to the deposit agreement.

Holders of our ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems it necessary or advisable by it in good faith in connection with the performance of its duties or at our reasonable written request, subject in all cases to compliance with applicable U.S. securities laws. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares or similar corporate actions. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. As a result, you may not be able to transfer your ADSs or withdraw the underlying ordinary shares at certain times, which may have an adverse effect on the value of your ADSs.

The depositary for our ADSs is entitled to charge holders fees for various services, including annual service fees.

The depositary for our ADSs is entitled to charge holders fees for various services, including for the issuance of ADSs upon deposit of ordinary shares, cancellation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. In the case of ADSs issued by the depositary into The Depository Trust Company, or DTC, the fees will be charged by the DTC participant to the account of the applicable beneficial owner in accordance with the procedures and practices of the DTC participant as in effect at the time. The depositary for our ADSs will not generally be responsible for any United Kingdom stamp duty or stamp duty reserve tax arising upon the issuance or transfer of ADSs.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us or to the depositary. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment imposes or increases any fees or charges on a per ADS basis (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or otherwise prejudices any substantial existing right of the ADS holders or beneficial owners of the ADSs, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Notwithstanding the foregoing, any amendments or supplements which are reasonably necessary (as agreed by us and the depositary) in order for the ADSs to be registered on Form F-6 under the Securities Act or the ADSs or shares to be traded solely in electronic book-entry form and do not in either such case impose or increase any fees or charges to be borne by ADS holders, such amendments shall be deemed not to prejudice any substantial rights of ADR holders or beneficial owners of ADSs.

We may decide to direct the depositary to terminate the ADS facility at any time for any reason. For example, termination of the ADS facility may occur when we become the subject of a takeover or a going-private transaction. ADS holders will receive at least 30 days’ prior notice of the ADS facility terminating, but no prior consent is required from them.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing our ADSs provides that owners and holders of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under U.S. federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. Although we are not aware of a specific federal decision that addresses the enforceability of a jury trial waiver in the context of U.S. federal securities laws, it is our understanding that jury trial waivers are generally enforceable. Moreover, insofar as the deposit agreement is governed by the laws of the State of New York, New York laws similarly recognize the validity of jury trial waivers in appropriate circumstances. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs.

In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim of fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute). No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of U.S. federal securities laws and the rules and regulations promulgated thereunder.

If any owner or holder of our ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, such owner or holder may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

You will not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Holders of ADSs do not have the same rights as our shareholders who hold our ordinary shares directly and may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Holders of the ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs.

When a general meeting is convened, if you hold ADSs, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. We will use commercially reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

The depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you request. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to register under U.S. securities laws any offering of ADSs, ordinary shares or other securities received through such distributions. We also have no obligation to take any other action to permit distribution on the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have an adverse effect on the value of your ADSs.

Because we do not anticipate paying any cash dividends on our ADSs in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

Under current English law, a company’s accumulated realized profits must exceed its accumulated realized losses (on a non-consolidated basis) before dividends can be declared and paid. Therefore, we must have distributable profits before declaring and paying a dividend. In addition, as a public limited company incorporated in England and Wales, we will only be able to make a distribution if the amount of our net assets is not less than the aggregate of our called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.

We have not paid dividends in the past on our ordinary shares. We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, on our ADSs will be your sole source of gains for the foreseeable future, and you will suffer a loss on your investment if you are unable to sell your ADSs at or above the initial public offering price.

Given our classification as an emerging growth company, we potentially may not be able to maintain effective internal controls over financial reporting.

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we will be required to furnish a report by our senior management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Risks Related to Investing in a Foreign Private Issuer or an English Company

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. public companies.

As a foreign private issuer, we will be exempt from a number of requirements under U.S. securities law and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized in the United States. In particular, we will be exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and

“short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as public companies organized in the United States. Accordingly, there may be less publicly available information concerning our company than there is for public companies organized in the United States.

As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we may follow UK corporate governance rules instead of the corporate governance requirements of Nasdaq.

As a foreign private issuer, we may follow our home country corporate governance rules instead of the corporate governance requirements of Nasdaq. For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

●	have a majority of the board of directors consist of independent directors;
●	require non-management directors to meet on a regular basis without management present;
●	promptly disclose any waivers of the code for directors or executive officers that should address certain specified items;
●	have an independent nominating committee;
●	solicit proxies and provide proxy statements for all shareholder meetings; and
●	seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares.

For an overview of our corporate governance principles, including those which comply with certain of the requirements above, see Item 10. B. “Articles of Association.”

In accordance with our Nasdaq listing, our Audit Committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002 and Rule 10A-3 of the Exchange Act, both of which also are applicable to Nasdaq-listed U.S. companies.

To the extent we determine to follow UK corporate governance practices instead of Nasdaq governance requirements, you may not have the same protections afforded to shareholders of companies that are subject to these Nasdaq requirements.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to public companies organized in the United States. If we were to lose our status as a foreign private issuer, we would be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to public companies organized in the United States. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly held of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States, and (iii) our business must be administered principally outside the United States.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting requirements and other requirements applicable to public companies organized in the United States, including the requirement to prepare our financial statements in accordance with U.S. generally accepted accounting principles, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to public companies organized in the United States may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities extremely time consuming and costly. If we lose foreign private issuer status and are unable to comply with the reporting requirements applicable to public companies organized in the United States by the applicable deadlines, we would not be in compliance with applicable SEC rules or the rules of the Nasdaq, which could cause investors to lose confidence in our public reports and could have a material adverse effect on the trading price of our ADSs. We also expect that if we were required to comply with the rules and regulations applicable to public companies organized in the United States, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors and other key management personnel.

We have not yet determined whether our existing internal controls over financial reporting systems are compliant with Section 404 of the Sarbanes-Oxley Act, and we cannot provide any assurance that there are no material weaknesses or significant deficiencies in our existing internal controls.

As an English public company traded on the LSE, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards applicable to publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act.

As a public company in the United States, we must maintain effective internal control over financial reporting in order to report in an accurate and timely manner the results of our operations and financial condition. In addition, the Sarbanes-Oxley Act will require, among other things, that we assess the effectiveness of our internal control over financial reporting at the end of each fiscal year. This process will require the investment of substantial time and resources, including by our Director of Finance and other members of our management. The process of designing and implementing effective internal controls over financial reporting is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. In addition, we will be required, pursuant to Section 404(a), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the completion of our U.S. initial public offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. In addition, it is currently anticipated that our independent registered public accounting firm will be required to issue an audit report on the effectiveness of our internal control over financial reporting in the fifth annual report following the completion of our U.S. initial public offering or the fiscal year following the date upon which we are no longer an emerging growth company, whichever is the sooner.

In connection with the implementation of the necessary procedures and practices related to our internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404(a). In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their audit report. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate.

We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404(a) or our independent registered public accounting firm may not issue an unqualified opinion. Irrespective of compliance with Section 404(a), any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified opinion, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our ADSs.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under English law and have our registered office in England. Certain members of our board of directors and senior management are non-residents of the United States, and a portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States.

The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the United Kingdom. In addition, uncertainty exists as to whether UK courts would entertain original actions brought in the United Kingdom against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of the United Kingdom as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary; provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement.

As a result, U.S. investors may not be able to enforce against us or our senior management, board of directors or certain experts named herein who are residents of the United Kingdom or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

Under English law, shareholders usually have preemptive rights to subscribe on a pro rata basis in the issuance of new shares for cash. The exercise of preemptive rights by certain shareholders not resident in the United Kingdom may be restricted by applicable law or practice in the United Kingdom and overseas jurisdictions. We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. If the depositary does not distribute the rights, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings. We are also permitted under English law to disapply preemptive rights (subject to the approval of our shareholders by special resolution or the inclusion in our articles of association of a power to disapply such rights) and thereby exclude certain shareholders, such as overseas shareholders, from participating in a rights offering (usually to avoid a breach of local securities laws).

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the UK Companies Act 2006 (the “Companies

Act”), and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See Item 10. B. “Differences in Corporate Law” in this report for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections.

The principal differences include the following:

●	under our articles of association, any resolution put to the vote of a general meeting must be decided exclusively on a poll. Under English law, it would be possible for our articles of association to be amended such that each shareholder present at a general meeting has only one vote unless demand is made for a vote on a poll, in which case each holder gets one vote per share owned. Under U.S. law, each shareholder typically is entitled to one vote per share at all meetings;
●	under English law, subject to certain exceptions and disapplications, each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of ordinary shares or rights to subscribe for, or to convert securities into, ordinary shares for cash. Under U.S. law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise;
●	under English law and our articles of association, certain matters require the approval of 75% of the shareholders who vote (in person or by proxy) on the relevant resolution (or on a poll of shareholders representing 75% of the ordinary shares voting (in person or by proxy)), including amendments to the articles of association. This may make it more difficult for us to complete corporate transactions deemed advisable by our board of directors. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions;
●	in the United Kingdom, takeovers may be structured as takeover offers or as schemes of arrangement. Under English law, a bidder seeking to acquire us by means of a takeover offer would need to make an offer for all of our outstanding ordinary shares (including ordinary shares represented by ADSs). If acceptances are not received for 90% or more of the ordinary shares (including ordinary shares represented by ADSs) under the offer, under English law, the bidder cannot complete a “squeeze out” to obtain 100% control of us. Accordingly, acceptances of 90% of our outstanding ordinary shares (including ordinary shares represented by ADSs) will likely be a condition in any takeover offer to acquire us, not 50% as is more common in tender offers for corporations organized under Delaware law. By contrast, a scheme of arrangement, the successful completion of which would result in a bidder obtaining 100% control of us, requires the approval of a majority of shareholders voting at the meeting and representing 75% of the ordinary shares voting for approval;
●	under English law and our articles of association, shareholders and other persons, appearing to be interested in our shares may be required to disclose information regarding their interests in our shares upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on certain transfers of the shares, withholding of dividends and loss of voting rights. Comparable provisions generally do not exist under U.S. law; and
●	the quorum requirement for a shareholders’ meeting is a minimum of two shareholders entitled to vote at the meeting and present in person or by proxy or, in the case of a shareholder which is a corporation, represented by a duly authorized representative. Under U.S. law, a majority of the shares eligible to vote must generally be present (in person or by proxy) at a shareholders’ meeting in order to constitute a quorum. The minimum number of shares required for a quorum can be reduced pursuant to a provision in a company’s certificate of incorporation or bylaws, but typically not below one-third of the shares entitled to vote at the meeting.

As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.

English law provides that a board of directors may only allot shares (or rights to subscribe for or convert any security into shares) with the prior authorization of shareholders, such authorization stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution.

English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution but not longer than the duration of the authority to allot shares to which the disapplication relates. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years).

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years, though is customarily granted and renewed on a yearly basis. See Item 10. B. “Articles of Association.”

Our articles of association provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act and the Exchange Act, and that the U.S. District Court for the Southern District of New York will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

Our articles of association provide that the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints (i.e., any derivative action or proceeding brought on behalf of us, any action or proceeding asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees, any action or proceeding asserting a claim arising out of any provision of the Companies Act or our articles of association or any action or proceeding asserting a claim or otherwise related to the affairs of our company) other than shareholder complaints asserting a cause of action arising under the Securities Act or the Exchange Act, and that the U.S. District Court for the Southern District of New York will be the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act. In addition, our articles of association provide that any person or entity purchasing or otherwise acquiring any interest in our shares is deemed to have notice of and consented to these provisions. Notwithstanding the foregoing, the exclusive forum provision does not apply to any claim to enforce any liability or duty created by the Exchange Act or the Securities Act and for which the federal courts have exclusive jurisdiction.

This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. The enforceability of similar exclusive forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our articles of association. Additionally, our shareholders cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder. If a court were to find the choice of forum provision contained in our articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition.

Risks Related to Investing in an Emerging Growth Company

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our ADSs less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company, we are required to report only two years of financial results and selected financial data in our initial public offering registration statement, as compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an emerging growth company. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our ordinary shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an emerging growth company as of the following December 31 (our fiscal year-end). We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile.

Risks Related to U.S. and UK Tax Regimes

There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a passive foreign investment company (“PFIC”), for any taxable year in which (a) 75% or more of our gross income consists of passive income or (b) 50% or more of the value of our assets (generally determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, certain gains from the sale or exchange of property and certain rents and royalties. Cash, cash-equivalents and cryptocurrencies generally are passive assets for these purposes. Goodwill is active to the extent attributable to activities that produce or are intended to produce active income. In addition, for purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares. If we are a PFIC for any taxable year during which a U.S. investor holds our shares, the U.S. investor may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on dividends, interest charges on certain taxes treated as deferred and additional reporting requirements.Based on our analysis of our activities and current estimates of the composition of our income and assets (including goodwill), we do not expect to be a PFIC for the current taxable year or in the foreseeable future. However, because PFIC status is determined on an annual basis, and therefore our PFIC status for the current taxable year and any future taxable year will depend upon the future composition of our income and assets, there can be no assurance that we will not be a PFIC for any taxable year. In particular, the application of the PFIC rules to cryptocurrencies is subject to uncertainty. In addition, the total value of our assets (including goodwill) for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion and that the IRS would not successfully challenge our position.

For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see Item 10. E. “Material Income Tax Considerations —Material United States Federal Income Tax Considerations.”

It is unlikely we will be able to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments or benefit from favorable UK tax legislation.

As a UK incorporated and tax resident entity, we are subject to UK corporate taxation on tax-adjusted trading profits. As of December 31, 2021, we had cumulative carryforward tax losses of £10,476k. Given we do not, and are not currently expected to, generate significant taxable profit in the UK, it is unlikely that these carryforward tax losses will be utilized against future profits to reduce future tax payments or otherwise benefit from favorable UK tax legislation.

Changes and uncertainties in the tax system in the countries in which we have operations, could materially adversely affect our financial condition and results of operations, and reduce net returns to our shareholders.

Our consolidated effective income tax rate, and the tax treatment of our ADSs and ordinary shares, could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration (such as those related to the ongoing Organisation for Economic Co-operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate (such as in the UK and in Canada); and the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, or the stamp duty or stamp duty reserve tax treatment of our ADSs or ordinary shares.

We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our statement of financial position, and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, or may apply existing rules in an unforeseen manner, resulting in unanticipated costs, taxes or non-realization of expected benefits.

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, Her Majesty’s Revenue & Customs (“HMRC”), the IRS or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

A tax authority may also take the position that material income tax liabilities, interest and penalties are payable by us, for example where there has been a technical violation of contradictory laws and regulations that are relatively new and have not been subject to extensive review or interpretation, in which case we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax

Item 4.          Information on the Company

A.    History and Development of the Company

We were originally incorporated as GoSun Blockchain Limited, a private limited company organized under the laws of England and Wales on December 5, 2017, with company registration number 11097258. On December 21, 2017, GoSun Blockchain Limited changed its name to Argo Blockchain Limited and re-registered as a public limited company, becoming Argo Blockchain plc. We are known commercially as Argo Blockchain plc.

Argo Blockchain plc is the parent holding company of the Group. The Group consists of Argo Blockchain plc and the following subsidiaries of Argo Blockchain plc:

●	Argo Innovation Labs Inc. (previously Argo Blockchain Canada Holdings Inc.), a wholly owned subsidiary incorporated and registered in British Columbia, Canada. Argo Blockchain Canada Holdings Inc. was acquired upon its incorporation on January 12, 2018. On January 8, 2019, it changed its name to Argo Innovation Labs Inc.;
●	Argo Innovation Labs Limited (previously Argo Mining Limited), a wholly owned subsidiary incorporated and registered in England and Wales. Argo Mining Limited was acquired for £1 on September 1, 2018 and has remained dormant since its acquisition. On January 14, 2019, it changed its name to Argo Innovation Labs Limited;
●	Argo Innovation Facilities (US), Inc., a wholly owned subsidiary, incorporated in Delaware on February 25, 2021; and
●	On May 11, 2021 the Group acquired 100% of the share capital of 9377-2556 Quebec Inc and 9366-5230 Quebec Inc. These are held by Argo Innovation Labs Inc. (Canada).

Our registered office is located at 9th Floor, 16 Great Queen Street, London, WC2B 5DG, England. Our principal executive offices are located at 9th Floor, 16 Great Queen Street, London, WC2B 5DG, England. Our telephone number is +44 (0)20 788 400 3403 and our website address is www.argoblockchain.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this report, and you should not consider information on our website to be part of this report. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware, 19711.

Our existing ordinary shares (excluding ordinary shares represented by ADSs) are listed on the LSE under ticker symbol “ARB” and the OTCQX under ticker symbol “ARBKF.” Our existing ordinary shares began trading on the LSE on August 3, 2018. Our existing ordinary shares traded on the OTCQB(R) Venture Market (our “F Shares”) under the ticker symbol “ARBKF” from January 13, 2021 until February 23, 2021, and began trading on the OTCQX on February 24, 2021. Our ADSs have traded on Nasdaq under the ticker symbol ARBK since September 24, 2021.

Our 8.75% Senior Notes due 2026 have traded under the ticker symbol ARBKL on Nasdaq since November 18, 2021.

Capital Expenditures and Divestitures

Historically, our capital expenditures have consisted primarily of purchasing mining machines and computer equipment and improvements to the mining facilities in which we operate. Our capital expenditures during the year ended December 31, 2020 were principally for purchasing mining machines. Beginning in 2021, in addition to the acquisition of mining machines, our capital expenditures have expanded to include acquiring and building mining facilities that we will own and operate. Our capital expenditures were £15.7 million, £9.2 million and £160.3 million in 2019, 2020 and 2021, respectively. We expect significantly higher capital expenditures in the future, as we execute our strategy to own and operate our mining facilities.

More Information

The SEC maintains an internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company’s SEC filings can be found there and on the Company’s website at https://argoblockchain.com/investors/#Reports_and_Shareholder_documents_section.

B.    Business Overview

We are a leading blockchain technology company focused on large-scale mining of Bitcoin and other cryptocurrencies. We mine using purpose-built computers (or “mining machines”) to solve complex cryptographic algorithms (or “verify” or “solve” blocks) in the blockchain in exchange for rewards and fees denominated in the native token of that blockchain network.

Our mining strategy is to cost-effectively acquire and deploy the most advanced mining technology solutions in North American facilities that utilize predominantly renewable and inexpensive power. As of December 31, 2021, we had a fleet of approximately 24,000 machines mining Bitcoin and other cryptocurrencies and can generate more than 1,605 petahash per second, of which approximately 620 (including miners in repair) petahash is located in facilities we recently acquired in Quebec, Canada, and approximately 985 petahash is located in hosted facilities. Petahash per second is a measure of Bitcoin mining performance and computational power. As of December 31, 2021, our total hashrate places us in the top 10 of publicly listed self-miners that report such data. We operate our mining machines from two facilities that we own in Canada and four hosted facilities in Canada and the United States. As of December 31, 2021, the facilities we own in Canada represent a combined 20 megawatts (“MW”) of power, and our mining machines at our hosted facilities in Canada and the United States use up to a combined 55 MW of power. In addition, we acquired 160 acres of land in western Texas with access to up to 800 MW of power where we are currently developing a mining facility (“Helios”). The Helios facility is expected to support 200 MW of power capacity, and mining operations are expected to commence in May 2022. Our investments in mining facilities are designed to significantly expand our mining capacity and provide us with meaningful control over our mining operations. We are taking these steps as part of a broader strategy to shift our business from contracting for hosting of our mining machines in facilities to owning and operating our facilities.

We believe that as cryptocurrency continues to develop as an emerging store of value and medium of exchange, it is increasingly important that this asset class evolves in an environmentally and socially responsible manner. We are committed to being the industry leader in the development of environmentally responsible approaches to cryptocurrency mining. From inception, we have concentrated mining operations in areas with plentiful renewable energy resources to support our operations, including our Quebec facilities which are primarily powered using renewable hydroelectric power, and our new mining facility in western Texas which is purposefully located in a region with a high percentage of renewable power, namely from wind and solar. Additionally, we developed a climate action plan and achieved our goal of being a net zero greenhouse gas (“GHG”) company through the purchase of renewable energy credits (“RECs”) and verified emissions reductions (“VERs”). We also announced the launch of Terra Pool, the first green mining pool powered exclusively by clean power.

We are also focused on exploring and investing in strategic initiatives in software and other technologies in the wider cryptocurrency and blockchain sectors. For example, we aim to diversify our future revenue streams by investing in adjacent cryptocurrency and blockchain technology initiatives, including Decentralized Finance (“DeFi”) and Non-Fungible Tokens (“NFTs”). We have established Argo Labs as a dedicated division within the Company to explore and participate in various consensus mechanisms, mainly proof-of-stake networks, including Ethereum, as well as DeFi and NFT projects. Additionally, as part of that strategy, we have made equity investments in Luxor Technologies, a hash rate management software platform and cryptocurrency mining pool operator based in the United States, and Pluto Digital PLC, a venture capital and technology company focused on incubating decentralized technologies based in the UK.

We will evaluate each digital asset in our portfolio, or that we propose to acquire in the future (including by mining), to determine whether it would likely be considered a security under U.S. federal securities laws, in consultation with outside counsel, as applicable. We, in consultation with outside counsel,will base our analysis on relevant caselaw, applying the frameworks established by the U.S. Supreme Court and taking into consideration relevant guidance by the Securities and Exchange Commission (the “SEC”) and its staff. See Item 3. D. “Risk Factors — Risks Related to Government Regulation — A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if a regulator disagrees with our characterization of a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results and financial condition. Furthermore, a determination that Bitcoin or any other digital asset that we own or mine is a “security” may adversely affect the value of Bitcoin and our business.”

Since inception, we have mined more than 5,840 Bitcoin and Bitcoin Equivalent for our own account through December 31, 2021. While we mine for cryptocurrency for sale in the ordinary course of business, we believe that cryptocurrency represents an attractive, appreciating investment opportunity, and as such we have historically held cryptocurrency assets that we do not otherwise sell to fund our operating expenses. On December 31, 2021, we held 2,595 Bitcoin and Bitcoin Equivalent valued at approximately £88.8 million based on prices as of such date. Our total revenue was £74.2 million in the year ended December 31, 2021, representing a growth rate of 291% over £19 million in the year ended December 31, 2020. We generated net income of £30.8 million and £1.4 million in the year ended December 31, 2021 and December 31, 2020, respectively. We generated EBITDA of £52.9 million and £7.6 million in the year ended December 31, 2021 and December 31, 2020, respectively. EBITDA is a financial measure not defined by IFRS. For a definition of EBITDA, an explanation of our management’s use of this measure and a reconciliation of EBITDA to net income/(loss), see Item 5. A “Key Indicators of Performance and Financial Condition and Non-IFRS Financial Measures.”

Cryptocurrency and Cryptocurrency Mining Overview

Blockchain and Cryptocurrencies Overview

Cryptocurrencies are a type of digital asset that function as a medium of exchange, a unit of account and/or a store of value (i.e. a new form of digital money). Cryptocurrencies operate by means of blockchain technology, which generally uses open-source, peer-to-peer software to create a decentralized digital ledger that enables the secure use and transfer of digital assets. We believe cryptocurrencies and associated blockchain technologies have potential advantages over traditional payment systems, including: the tamper-resistant nature of blockchain networks, rapid-to-immediate settlement of transactions, lower fees, elimination of counterparty risk, protection from identify theft, broad accessibility, and a decentralized nature that enhances network security by reducing the likelihood of a “single point of failure.” Recently, cryptocurrencies have gained widespread mainstream attention and have begun to experience greater adoption by both retail and institutional investors and the broader financial markets. For example, Bitcoin’s aggregate market value exceeded $1 trillion in February 2021 compared to $160 billion in February 2020, based on Bitcoin prices quoted on major exchanges. As cryptocurrencies, and blockchain technologies more generally, have entered the mainstream, prices of digital assets have reached all-time highs and the broader ecosystem has continued to develop. While we expect the value of Bitcoin to remain volatile, we believe this increase in aggregate market value signals institutionalization and wider adoption of cryptocurrency.

Cryptocurrency Mining and Mining Pools

As a cryptocurrency miner, we use specialized mining machines to solve cryptographic math problems necessary to record and “publish” cryptocurrency transactions to blockchain ledgers. Generally, each cryptocurrency has its own blockchain, which consists of software code (also known as a protocol), which is run by all the computers on the network for such blockchain. Within this code, transactions are collated into blocks, and these blocks must meet certain requirements to be verified by the blockchain software, added to the blockchain or ledger of all transactions and published to all participants on the network that are running the blockchain software. After a transaction is verified, it is combined with other transactions to create a new block of data for the blockchain. For proof-of-work blockchains, the process of verifying valid blocks requires computational effort to solve a cryptographic equation, and this computational effort protects the integrity of the blockchain ledger. This process is referred to as “mining.” As a reward for verifying a new block, miners receive payment in the form of the native cryptocurrency of the network (e.g., Bitcoin). This payment is comprised of a block reward (i.e., the automatic issue of new cryptocurrency tokens) and the aggregated transaction fees for the transactions included in the block (paid in existing cryptocurrency tokens by the participants to the transactions). The block reward payments and the aggregated transaction fees are what provide the incentive for miners to contribute hash rate to the network.

A “hash” is the actual cryptographic function run by the mining machines, and is a unique set of numbers and letters derived from the content of the block. The protocol governing the relevant blockchain sets certain requirements for the hash. Mining machines compete to be the first to generate a valid hash meeting these requirements and, thereby, secure payment for solving the block. Hash rate is the speed at which mining machines can complete the calculation, and therefore is a critical measure of performance and computational power. A high rate means a mining machine may complete more calculations over a given period and has a greater chance to solve a block. An individual miner has a hash rate total of its mining machines seeking to mine a specific cryptocurrency, and the blockchain-wide hash rate for a specific cryptocurrency can be understood as the aggregate of the hash rates of all of the mining machines actively trying to solve a block on that blockchain at a given time.

The protocols governing Bitcoin and other cryptocurrencies are coded to regulate the frequency at which new blocks are verified by automatically adjusting what is known as the “mining difficulty,” which is the level of computational activity required before a new block is solved and verified. For example, on the Bitcoin blockchain the protocol is coded such that a new block is solved and verified approximately every 10 minutes, while on Ethereum blocks are designed to be solved approximately every 12-15 seconds. As such, to the extent the hash power on the network is increased or decreased due to, for example, fluctuations in the number of active mining machines online, mining difficulty is correspondingly increased or decreased to maintain the preset interval for the verification of new blocks.

On certain cryptocurrency networks, the rewards for solving a block are also subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a proof-of-work consensus algorithm. After a predetermined number of blocks are added to the blockchain, the mining reward is cut in half, hence the term “halving.” The last halving for Bitcoin occurred on May 11, 2020. The next halving for Bitcoin is expected to occur in 2024, and as such, absent any changes to the Bitcoin protocols, the block reward will remain stable until then. By contrast, Ethereum does not have a maximum supply limit or pre-determined reduction in reward amounts. Rather, Ethereum currently has a fixed issuance schedule of 2.0 Ether per block mined. However, Ethereum has on two separate occasions reduced the quantity of ETH rewarded per block and may make additional changes in the future, whether or not Ethereum ultimately transitions to a proof-of-stake consensus mechanism. Transaction fees are variable and depend on the level of activity on the network. Generally, transaction fees increase during times of network congestion, as miners will prefer transactions with higher fees, and therefore a higher fee can reduce the time to process a transaction, and decrease when there are fewer transactions on the network.

As the total amount of available hash rate has increased (particularly on the Bitcoin network), it has become increasingly difficult for any individual miner to independently solve a block. As a result, “mining pools” have emerged as an efficient way for miners to pool resources. Mining pools aggregate the hash rate of various miners participating in the mining pool. In this way the mining pool, rather than an individual miner, receives the block reward and related transaction fees. The mining pool is organized by a third party who, in return for a percentage of the earned block rewards and transaction fees as a fee, administers the pool and ensures that the participants in the pool receive their share of the block reward and related transaction fees, generally pro-rata to their contributed hash rate. Mining pools offer miners more predictable and consistent revenue compared to mining individually.

Our Strategy

Own and Operate Our Mining Facilities

We are investing heavily in purchasing, building and operating our mining facilities. By owning and operating our mining machines at facilities that offer competitive advantages, including access to reliable, low-cost, renewable power and room for expansion, we expect to have greater control over the timing of the purchase and deployment of our mining machines. We also may enhance our ability to intelligently and quickly adapt our operating model and reap savings compared to paying for outsourced operations and infrastructure. We anticipate that we will continue to consider other opportunities to integrate our operations, including with respect to both the software utilized by our fleet and the associated hardware.

Reliable, Low-Cost, Renewable Power

Power represents our highest variable direct cost for our mining operations, with electrical power required both to operate the mining machines and to dissipate the significant amount of heat generated by the machines’ operation. We believe the combination of increased mining difficulty, driven by greater hash rates, and the periodic adjustment of reward rates, such as the halving of Bitcoin rewards, will drive the increasing importance of power efficiency in cryptocurrency mining over the long term. As a result, we are focused on deploying our mining machines at locations with access to reliable, renewable power sources, as successfully doing so should enable us to reduce our power costs. Our Quebec facilities are primarily powered using renewable hydroelectric power, and the Helios facility that we are currently building is located in the Texas Panhandle, where 85% of electricity generation capacity comes from wind power. At Helios, we anticipate that our net electricity costs will be below $0.02/kWh after including the benefits of participating in demand response programs offered by the Electric Reliability Council of Texas (“ERCOT”).

Commitment to ESG Initiatives

We believe that as cryptocurrency continues to develop as an emerging value storage asset and medium of exchange, it is increasingly important that this asset class evolves in an environmentally and socially responsible manner. To that end, in 2021 we developed a climate action plan and recently achieved our goal of being a net zero GHG company through the purchase of RECs and VERs. We also launched Terra Pool, a green mining pool powered exclusively by clean power.

Diversification

Over the long term, our strategy is to diversify our sources of revenue and value creation by investing in and developing other commercial opportunities related to cryptocurrency and blockchain technologies and initiatives, such as DeFi applications and cryptocurrencies that use alternative consensus algorithms, such as proof-of-stake. To this end, we have invested in Luxor Technologies, a hash rate management software platform and cryptocurrency mining pool operator, and Pluto Digital PLC, a company focused on incubating decentralized technologies. We have also established Argo Labs as a dedicated division within the company to further explore investing and participating in various consensus mechanisms, mainly proof-of-stake networks, including Ethereum, as well as DeFi and NFT projects.

Mining Equipment and Suppliers

Our mining hardware primarily consists of Bitmain Antminer T17, S17, S19, and Z11 machines, featuring the latest application-specific integrated circuits (“ASICs”) for cryptocurrency mining. These machines offer superior speed and efficiency in cryptocurrency mining compared to general computing hardware. We have a fleet of more than 24,000 ASIC-based mining machines.

The lead time for new mining hardware from our manufacturers varies from three to 12 months depending on a number of factors, including: the manufacturer, type of hardware and technology, and market conditions. When mining conditions are favorable, the lead time usually increases from all suppliers and manufacturers in the industry and tends to be between six to 12 months. The warranty period from most manufacturers typically varies between six to 12 months. Specifically, the warranty period for the Antminer 17, Antminer Z11, Antminer Z9 and Antminer 17 series is six months and the warranty period for the Antminer S19/S19 Pro is 12 months. The manufacturer’s warranty generally covers parts replacements, including, but not limited to, fans, chips, temperature sensors and heat sinks, and labor costs, but excludes shipping costs.

While the average uptime of fully functioning mining machines was more than 99% across our entire fleet during 2021, the failure rate of units purchased also affects the actual hash rate versus the capacity based on our gross number of mining machines. Our average failure rate across our entire fleet of mining machines is typically 4-5%, with the average being 29% during 2021. The average for 2021 reflects the 38% failure rate experienced by our Antminer 17 series fleet. Although the failure of mining machines does not leave them completely inoperable, there can be an extensive repair period involved in replacing various hardware components of mining machines. We anticipate that the immersion technology at Helios, once operational, will help to maintain mining productivity and lower failure rates. Our repair process involves in-house repairs as well as hiring third-party repair centers to help expedite the process. We currently have 19 full-time technicians employed in our owned facilities and three technicians employed through hosting arrangements to repair our mining machines.

Environmental, Social and Governance Initiatives

We believe that cryptocurrency miners have a social responsibility to obtain the power required for their operations from clean power sources. In April 2021, with the assistance of Guidehouse, an ESG policy advisor, we undertook the development of a climate action plan to and achieved our goal of being a net zero GHG company through the purchase of RECs and VERs. We are also committed to being a clean power leader in the cryptocurrency mining industry, as evidenced by the following initiatives to incentivize and to create the framework for an industry transition to clean power sources:

Launch of a Green Mining Pool

In March 2021, we announced our plans to jointly launch Terra Pool, the first Bitcoin mining pool with mining hash power powered by clean power. The pool is a collaboration with DMG Blockchain Solutions and aims to expedite the shift among cryptocurrency miners from conventional sources of power to clean power sources. We believe that Terra Pool will offer power accountability among participants and allow greater transparency on the sources of the power used by participants and further our goal of reducing GHG emissions created from the power used for Bitcoin mining.

Exchanges, Trading Venues and Custodians

While we mine for cryptocurrency for sale in the ordinary course of business, we believe that cryptocurrency represents an attractive, appreciating investment opportunity, and as such we have historically held cryptocurrency assets to the extent we are not required to sell them to fund our operating expenses. We also purchase cryptocurrency when we believe market conditions are favorable. When we sell our cryptocurrency for fiat currency or purchase cryptocurrency with fiat currency, we typically use OTC trading desks that are registered as money services businesses where necessary.

Rewards earned from mining Zcash and other equihash-based cryptocurrencies through the mining pool owned and operated by Luxor Technology Corp. are converted by Luxor and paid to us in Bitcoin. We do not trade on an OTC basis or on decentralized exchanges or liquidity pools. We may hedge our Bitcoin holdings by trading Bitcoin for other digital assets, such as stablecoins, among other hedging strategies.

Our long-term Bitcoin holdings are held by our custodian, Gemini Trust Company, a trust company regulated by the New York Department of Financial Services. Additionally, we may also hold immaterial amounts of cryptocurrencies in our accounts at digital asset trading venues from time to time, or in hardware wallets maintained by us. Exchange accounts are generally subject to less stringent regulatory supervision than custodians regulated as banks or trust companies, and may be subject to more security and operational risks than assets held by our Custodian.

Mining Pools

We currently contribute 100% of our hash power to mining pools. We currently mine Bitcoin through Poolin.com and Terra Pool, which represent approximately 12.6% and 0.5% of the total Bitcoin network hash rate, respectively, as of April 25, 2022, and mine Zcash through the equihash mining pool owned and operated by Luxor Technology Corp. Our decision to contribute hash power to a particular mining pool is based primarily on the net payout per petahash contributed. Fees (and payouts) fluctuate and historically have been less than approximately 1% per reward earned, on average. Mining pools are subject to various risks such as disruption and down time. If a pool experiences down time or is not yielding returns, our results may be impacted.

Competition

We compete with companies that focus on some or all of the same aspects of our business, including, but not limited to purchasing mining machines, leasing or developing facilities to host our mining machines, accessing low-cost and renewable power and developing blockchain and related technologies. The cryptocurrency industry is dynamic and constantly evolving with new companies and technologies that could impact the way we do business. Increased competition has recently been driven by the price increases in Bitcoin and other major cryptocurrencies since late 2020. We expect that new and existing competitors may look to build or increase bitcoin mining operations if the price increases in Bitcoin and other cryptocurrencies continue.

We compete on the basis of:

●	operational efficiency;
●	hash rate;
●	reliable, low-cost, renewable power; and
●	innovation.

As of the date of this report, information concerning the specific activities of our competitors is not readily available as many participants in this sector do not publish information publicly or the information may be unreliable. The availability and reliability of published sources of information relating to cryptocurrency and bitcoin cannot be assured.

We believe that we will maintain and improve our competitive position by continuing our strategy of owning and operating our own self-mining facilities, accessing renewable power at low prices, and investing in new and innovative technologies. Several public companies (traded in the United States and internationally), such as the following, may be considered to compete with us: Bit Digital, Inc., Bitfarms Technologies Ltd. (formerly Blockchain Mining Ltd), Blockchain Industries, Inc. (formerly Omni Global Technologies, Inc.), Cipher Mining, Core Scientific Inc., DMG Blockchain Solutions Inc., Foundry Digital, HashChain Technology Inc., HIVE Blockchain Technologies Ltd, Hut 8 Mining Corp, Iris Energy Company, Layer1 Technologies Inc., Marathon Digital Holdings, Inc., MGT Capital Investments, Inc., Northern Data AG, Stronghold Digital Mining, and Riot Blockchain Inc.

Proof-of-stake networks also compete with the Bitcoin blockchain. Proof-of-stake algorithms do not rely on resource intensive calculations to validate transactions and create new blocks in a blockchain; instead, the validator of the next block is determined by reference to the amount of digital assets a user has “staked” and the amount of time it has been “staked,” which typically generates payments to such user in additional digital assets. Should a digital asset network shift from a proof-of-work based consensus mechanism to a proof-of-stake consensus mechanism, the transaction confirmation process would require less power and may render any company that maintains advantages in the current climate with respect to proof-of-work mining (for example, from lower priced electricity, processing, real estate, or hosting) less competitive.

Employees and Human Capital Resources

Our team facilitates direct and frequent communication. We focus on reinforcing a culture that emphasizes teamwork and process improvement. We work to identify, attract, and retain employees who are aligned with and will help us progress our business strategy, and we seek to provide competitive compensation. We believe we have a good relationship with our employees and our unique, strong culture differentiates us and is a key driver of business success. None of our employees are currently covered by collective bargaining agreements or represented by labor unions.

For the years ended December 31, 2021, 2020 and 2019, we had an average of twenty-six, six and seven employees (including directors), respectively.

Marketing and Research and Development

We utilize social media channels for our marketing and communications effort, which are principally focused on keeping our investors and other stakeholders informed and up-to-date regarding our operations. We have developed and may continue to research and develop certain proprietary technologies for purposes of optimizing and enhancing our cryptocurrency mining operations. Marketing, research and development have not been significant components of our business and have been immaterial to our financial condition and results of operations, however such activities may become more significant in the future.

Intellectual Property

We use third party hardware and software for our mining operations. To the extent that there are license agreements in place governing our use of such hardware and software, we intend to adhere to the terms of such license agreements. We rely upon trade secret laws to protect proprietary aspects of our blockchain and cryptocurrency-related operations. We do not currently own any patents, and are not seeking patent protection for any proprietary aspects of our existing and planned blockchain and cryptocurrency-related operations.

Cybersecurity

We have put in place security measures such as, implementing two-factor authentication and secondary confirmation for any changes to our accounts at service providers. Despite these efforts, there is no guarantee that these measures will protect against an actual or alleged cyber threat and security breach. In addition, insurance providers are currently reluctant to provide cybersecurity insurance for cryptocurrency mining operations and digital asset holdings; therefore, in the event of theft or an unauthorized or illegal manipulation of or access to the digital asset networks used in connection with the mining process, such assets may not be fully or partially recoverable.

Seasonality

We have not experienced seasonality in our business. However, Our business strategy is substantially dependent on the market price of Bitcoin. See Item 3. D. “Risk Factors —The emergence or growth of other digital assets, including those with significant private or public sector backing, could have a negative impact on the price of Bitcoin and adversely affect our business.”

Regulation

The laws and regulations applicable to cryptocurrency are evolving and subject to interpretation and change. Governments around the world have reacted differently to cryptocurrencies; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as in the United States, cryptocurrencies are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. As cryptocurrencies have grown in both popularity and market value, the U.S. Congress and a number of U.S. federal and state agencies, including FinCEN, SEC, CFTC, Financial Industry Regulatory Authority (FINRA), the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS and state financial regulators, have been examining the operations of cryptocurrency networks, cryptocurrency users and cryptocurrency exchange markets, with particular focus on the extent to which cryptocurrencies can be used to launder the proceeds of illegal activities or fund criminal or terrorist enterprises and the safety and soundness and consumer-protective safeguards of exchanges or other service-providers that hold, transfer, trade or exchange digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by cryptocurrencies to investors. In addition, federal and state agencies, and other countries have issued rules or guidance about the treatment of cryptocurrency transactions or requirements for businesses engaged in activities related to cryptocurrencies. Depending on the regulatory characterization of the cryptocurrencies we mine, the markets for those cryptocurrencies in general, and our activities in particular, may be subject to one or more regulators in the United States and globally. On-going and future regulatory actions may alter, perhaps to a materially adverse extent, the nature of cryptocurrency markets and our cryptocurrency operations. Additionally, U.S. state and federal, and foreign regulators and legislatures have taken action against cryptocurrency businesses or enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from cryptocurrency activity. There is also increasing attention being paid by U.S. federal and state energy regulatory authorities as the total load of crypto-mining grows and potentially alters the supply and dispatch functionality of the wholesale grid and retail distribution systems. Many state legislative bodies are also actively reviewing the impact of crypto-mining in their respective states.

We are unable to predict the effect that any future regulatory change, or any overlapping or unclear regulations, may have on us, but such change, overlap or lack of clarity could be substantial and make it difficult for us to operate our business or materially impact the market for cryptocurrencies that we mine or may mine in the future. FinCEN has issued guidance stating its position that it does not differentiate between fiat currency (which FinCEN calls “real currency”) and cryptocurrencies that are convertible into fiat currency or other forms of convertible virtual currencies (which FinCEN calls “virtual currency”) for purposes of determining whether a person or entity is engaging in “money transmission services.” Persons and entities engaging in virtual currency activities that amount to “money transmission services,” or otherwise cause them to be deemed a “money services business” under FinCEN’s regulations, must register as a money services business, implement an “effective” anti-money laundering program and comply with FinCEN’s reporting and recordkeeping requirements.

In May 2019, FinCEN issued guidance relating to how the U.S. Bank Secrecy Act (“BSA”) and its implementing regulations relating to money services businesses apply to certain businesses that transact in convertible virtual currencies. Although the guidance generally indicates that certain mining and mining pool operations will not be treated as money transmission, the guidance also addresses when certain activities, including certain services offered in connection with operating mining pools such as hosting convertible virtual currency wallets on behalf of pool members or purchasers of computer mining power, may be subject to regulation. Although we believe that our mining activities do not presently trigger FinCEN registration requirements under the BSA, if our activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation, under federal law, we may be required to register at the federal level and comply with laws that may include the implementation of anti-money laundering programs, reporting and recordkeeping regimes, and other operational requirements. In such an event, to the extent we decide to proceed with some or all of our operations, the required registration and regulatory compliance steps may result in extraordinary, non-recurring expenses to us, as well as on-going recurring compliance costs, possibly affecting an investment in the ADSs, operating results or financial condition in a material and adverse manner. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows.

According to the CFTC, at least some cryptocurrencies, including Bitcoin, fall within the definition of a “commodity” under the U.S. Commodities Exchange Act of 1936, as amended (the “CEA”). Under the CEA, the CFTC has broad enforcement authority to police market manipulation and fraud in spot cryptocurrency markets in which we may transact. Beyond instances of fraud or manipulation, the CFTC generally does not oversee cash or spot market exchanges or transactions involving cryptocurrencies that do not utilize margin, leverage, or financing. The National Futures Association (“NFA”) is the self-regulatory agency for the U.S. futures industry, and as such has jurisdiction over Bitcoin futures contracts and certain other cryptocurrency derivatives. However, the NFA does not have regulatory oversight authority for the cash or spot market for cryptocurrency trading or transactions. In addition, CFTC regulations and CFTC oversight and enforcement authority apply with respect to futures, swaps, other derivative products, and certain retail leveraged commodity transactions involving cryptocurrencies, including the markets on which these products trade.

The SEC has taken the position that many cryptocurrencies may be securities under U.S. federal securities laws. Some senior members of the staff of the SEC have expressed the view that Bitcoin and Ethereum are not securities under U.S. federal securities laws. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other cryptocurrency. The SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given cryptocurrency is a security in April 2019, however this framework is also not a rule, regulation or statement of the SEC and is similarly not binding on the SEC. Notwithstanding that the SEC has not asserted regulatory authority over Bitcoin or trading or ownership of Bitcoin and has not expressed the view that Bitcoin should be classified or treated as a security for purposes of U.S. federal securities laws, the SEC has commented on Bitcoin and Bitcoin-related market developments and has taken action against investment schemes involving Bitcoin. For example, the SEC has charged at least three Bitcoin mining companies in connection with a Ponzi scheme to defraud investors in their mining operation. The SEC has also repeatedly denied proposed rule changes by exchanges to list and trade shares of certain Bitcoin-related investment vehicles on public markets, citing significant investor protection concerns regarding the markets for cryptocurrencies, including the potential for market manipulation and fraud. Although the SEC has not stated that mining Bitcoin is itself a regulated activity, to the extent any cryptocurrencies we mine are deemed to be securities, the offer, sale, and trading of those cryptocurrencies would be subject to the U.S. federal securities laws.

In addition to the SEC, state securities regulators and several foreign governments have also issued warnings that certain cryptocurrencies may be classified as securities in their jurisdictions, and that transactions in such cryptocurrencies may be subject to applicable securities regulations. Furthermore, certain state securities regulators have taken the position that certain cryptocurrency mining operations may involve the offer of securities. For example, the Texas State Securities Board (“TSSB”) has taken enforcement action against the operator of a cloud mining company, whereby customers could purchase hash rate managed by the cloud mining company in exchange for a share of the mining reward, for offering unregistered securities.

State financial regulators such as the New York State Department of Financial Services (“NYDFS”) have also implemented licensure regimes, or repurposed pre-existing fiat money transmission licensure regimes, for the supervision, examination and regulation companies that engage in certain cryptocurrency activities. The NYDFS requires that businesses apply for and receive a license, known as the “BitLicense,” to participate in a “virtual currency business activity” in New York or with New York customers, and prohibits any person or entity involved in such activity from conducting activities without a license. Louisiana also has enacted a licensure regime for companies engaging in a “virtual currency business activity,” and other states are considering proposed laws to establish licensure regimes for certain cryptocurrency businesses as well. Some state legislatures have amended their money transmitter statutes to require businesses engaging in certain cryptocurrency activities to seek licensure as a money transmitter, and some state financial regulators have issued guidance applying existing money transmitter licensure requirements to certain cryptocurrency businesses. The Conference of State Bank Supervisors also has proposed a model statute for state level cryptocurrency regulation. Although we believe that our mining activities do not presently trigger these state licensing requirements in any state in which we operate or plan to operate, if our activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation under the law of any state in which we operate or plan to operate, we may be required to seek a license or register at the state level and comply with laws that may include the implementation of anti-money laundering programs, reporting and recordkeeping regimes, consumer protective safeguards, and other operational requirements. In such an event, to the extent we decide to proceed with some or all of our operations, the required registrations, licensure and regulatory compliance steps may result in extraordinary, non-recurring expenses to us, as well as on-going recurring compliance costs, possibly affecting an investment in the ADSs, our net income in a material and adverse manner. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows.

Examples of overlapping, unclear and evolving regulatory requirements outside the United States include the following:

In Europe, at an EU level and in a number of EU member states (as well as the UK), other than in respect of anti-money laundering (as discussed below), cryptocurrencies taking the form of assets designed for the exchange of value (such as Bitcoin) generally remain outside of the financial services regulatory perimeter. Nonetheless, the regulatory treatment of any particular cryptocurrency is highly fact specific. At present, cryptocurrency mining activities are not subject to any regulatory authorization requirements with any UK financial services regulator.

Multiple regulators have highlighted the need for more stringent regulatory scrutiny for all types of cryptocurrencies and have taken legislative action directed at certain cryptocurrencies. In general, where regulatory action has been taken in Europe, it has typically been in response to concerns arising in relation to anti-money laundering (AML) and consumer protection.

Under the EU’s Fifth Money Laundering Directive (MLD5), custodian wallet providers and providers engaged in exchange services between cryptocurrencies (referred to as virtual currencies) and fiat currencies are subject to registration with the relevant supervisory authority in their jurisdiction and must comply with day-to-day AML and counter-terrorist financing measures, including client due diligence obligations. Certain EU member states have implemented further measures in addition to the requirements of MLD5, including, (i) an order introduced by several French ministries in December 2020, which aims to ban anonymous crypto accounts and regulate crypto-related transactions in light of concerns for terrorism financing and money laundering; and (ii) strengthened anti-money laundering protections introduced by the Dutch regulator in November 2020, which were perceived to be targeting privacy coins as the protections impose client information and verification requirements. The EU Fifth Money Laundering Directive has been retained as UK law (subject to certain amendments) following the UK’s withdrawal from the EU and its requirements apply to in-scope firms that conduct business in the UK. However, taking account of relevant guidance as to the scope of the UK’s AML regime published by the UK Joint Money Laundering Steering Group, we do not believe that we fall within scope of the UK’s anti-money laundering regime as either a custodian wallet provider or a virtual currency exchange provider.

From a consumer protection perspective, in January 2021 the UK’s Financial Conduct Authority imposed a ban on the sale of crypto-derivatives and exchange traded notes to retail investors in light of concerns for consumer harm, criminal activity and value fluctuations, following a number of warnings to consumers about the risks of investing in cryptocurrencies. In March 2021, the European Supervisory Authorities reissued earlier warnings reminding consumers of the need to be alert to the “high risks” of cryptocurrencies, “including the possibility of losing all their money.”

Cryptocurrencies remain a key focus for European regulators and future measures could be introduced that have an impact on firms engaging in cryptocurrency related businesses. In September 2020, the European Commission published a proposal to introduce a “Markets in Crypto Assets Regulation” that would, if enacted, bring substantially all cryptocurrencies within the EU regulatory perimeter and impose authorization requirements on firms providing cryptocurrency services. At present, the proposals do not extend to cryptocurrency mining activities, however.

FATF, an independent inter-governmental standard-setting body of which the United States is a member, develops and promotes policies to protect the global financial system against money laundering, terrorist financing and the financing of proliferation of weapons of mass destruction. FATF generally refers to cryptocurrency as a form of “virtual currency,” a digital representation of value that does not have legal tender status.

Examples of unclear and evolving regulatory requirements with respect to “privacy coins” include the following:

We primarily mine Bitcoin but also mine Zcash, a decentralized cryptocurrency that also uses a proof-of-work consensus algorithm. Regulators, such as FinCEN in its May 2019 guidance, have also addressed anonymity-enhanced cryptocurrencies (also known as “privacy coins”), such as Zcash, highlighting, among other things, that regulated entities transacting in such cryptocurrencies are obligated to implement procedures to track the identities of transmitters and recipients of value represented by such cryptocurrencies. In 2020, the U.S. Department of Justice published guidance called the “Cryptocurrency Enforcement Framework,” in which it emphasized enforcement of anti-money laundering and BSA requirements as primary enforcement tools as applied to cryptocurrency businesses, particularly those whose businesses involve anonymity-enhanced cryptocurrencies. As noted above, we do not believe that our mining activities presently trigger FinCEN registration and associated regulatory requirements under the BSA. See discussion above under “Examples of overlapping, unclear and evolving regulatory requirements in the United States include the following:”

Law enforcement agencies have often relied on the transparency of blockchains to facilitate investigations. For example, transactions on the Bitcoin blockchain can be tied to the owner of a particular wallet. However, that transparency is inhibited by anonymity-enhanced cryptocurrencies. Europol, the European Union’s law enforcement agency, released a report in 2020 observing the increased use of privacy coins in criminal activity on the internet. It noted that Monero, Zcash and Dash are gradually becoming the most established privacy coins for Darkweb transactions and present considerable obstacles for cryptocurrency tracing and law enforcement investigations.

As of March 2021, various privacy coins have been delisted from exchanges across the world due to regulatory pressures or direct regulatory action. For example, privacy coins such as Zcash and Monero have been de-listed from several exchanges such as Bittrex and Shapeshift, the latter of which cited regulatory concerns for their decision. The delisting of privacy-enhancing digital assets has been a particular policy point of interest for regulators in the Asia-Pacific region. In March 2020, South Korea passed a bill to regulate cryptocurrency and exchanges, which will enter into force in September 2021 and impose obligations that include delisting of privacy coins from domestic cryptocurrency exchanges and obligations to report any unusual crypto-transactions. It was also reported in May 2020 and August 2020, that Japan and Australia’s regulators, respectively, have pressured their national cryptocurrency exchanges to delist anonymity-enhanced cryptocurrencies.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims that arise in the ordinary course of business. We are not currently subject to any material pending legal proceedings or claims.

Environmental, Health and Safety Matters

Our operations and properties are subject to extensive laws and regulations governing occupational health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in Canada, the United Kingdom, the United States and every other country and locality in which we operate. These laws and regulations may impose numerous obligations that are applicable to our operations, including acquisition of a permit or other approval before conducting construction or regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands; imposing specific health and safety standards addressing worker protection; and imposition of significant liabilities for pollution resulting from our operations, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by noise or the release of hazardous substances into the environment.

Concerns have been raised about the electricity required to secure and maintain digital asset networks. Although measuring the electricity consumed by this process is difficult because these operations are performed by various machines with varying levels of efficiency, the process consumes a significant amount of power. Further, in addition to the direct power costs of performing these calculations, there are indirect costs that impact a digital asset network’s total power consumption, including the costs of cooling the machines that perform these calculations. Due to these concerns around power consumption, particularly as such concerns relate to public utilities companies, various jurisdictions (including certain cities) have implemented, or are considering implementing, moratoriums on digital asset mining in their jurisdictions. A significant reduction in mining activity as a result of such actions could adversely affect the security of the Bitcoin and Zcash networks by making it easier for a malicious actor or botnet to manipulate the Bitcoin or Zcash blockchains, which may in turn adversely affect our ability to securely mine Bitcoin or Zcash. Changes to our ability to mine Bitcoin or Zcash could have a negative impact on our results of operation, which may in turn adversely affect the value of our ADSs.

We believe our operations are in material compliance with existing environmental, health and safety laws and regulations and that our compliance with such regulations will not have a material adverse effect on our financial position, results of operations and cash flows. However, environmental and safety laws and regulations are subject to change. The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our financial position, results of operations and cash flows.

Material Agreements

DPN Agreement and Plan of Merger

In March 2021, we acquired DPN LLC pursuant to which we acquired 160 acres of land in western Texas, along with an option to purchase an adjacent 157 acre parcel. The consideration for the acquisition was an initial payment of approximately 3.5 million ordinary shares, valued at $5 million. We also agreed to pay up to an additional approximately 8.8 million ordinary shares, valued at $12.5 million, payable if certain contractual milestones related to the facility are fulfilled. If we do not have a sufficient number of ordinary shares authorized for issuance at the time a milestone payment is due, the former owners of DPN LLC have the right to require us to make the payment in U.S. dollars within ten business days of the written request.

GPU.One Share Purchase Agreement

In May 2021, we purchased 9366-5230 Quebec Inc. and 9377-2556 Quebec Inc. from GPU.One Holding Inc. and GPU.One Enterprises Inc. for an aggregate purchase price of approximately £10.7 million, including the assumption of existing bank facilities. Through this transaction, we acquired two cryptocurrency mining facilities located in Mirabel, QC, and Baie-Comeau, QC.

C.    Organizational Structure

Argo Blockchain plc is the parent holding company of the Group. The Group consists of Argo Blockchain plc and the following subsidiaries of Argo Blockchain plc:

●	Argo Innovation Labs Inc. (previously Argo Blockchain Canada Holdings Inc.), a wholly owned subsidiary incorporated and registered in British Columbia, Canada. Argo Blockchain Canada Holdings Inc. was acquired upon its incorporation on January 12, 2018. On January 8, 2019, it changed its name to Argo Innovation Labs Inc.;
●	Argo Innovation Labs Limited (previously Argo Mining Limited), a wholly owned subsidiary incorporated and registered in England and Wales. Argo Mining Limited was acquired for £1 on September 1, 2018 and has remained dormant since its acquisition. On January 14, 2019, it changed its name to Argo Innovation Labs Limited;
●	Argo Innovation Facilities (US), Inc., a wholly owned subsidiary, incorporated in Delaware on February 25, 2021; and
●	On 11 May 2021 the Group acquired 100% of the share capital of 9377-2556 Quebec Inc and 9366-5230 Quebec Inc. These are held by Argo Innovation Labs Inc. (Canada).

D.    Property, Plant and Equipment

Mining Facilities

We operate our cryptocurrency mining machines from two owned facilities in Canada and four hosted facilities in Canada and the United States. To support our growth, we are pursuing a strategy to shift our business from contracting for hosting of our mining machines in facilities to owning and operating our facilities.

The details of the facilities are set out below:

	OWNED OR	FACILITY	POWER CAPACITY
LOCATION	HOSTED	SIZE (FT)	(MW)(2)
Quebec, Canada	Owned	40,000	15
Quebec, Canada	Owned	100,000	5
North Dakota, United States	Hosted	N/A	2.6
Kentucky, United States	Hosted	260,000	20.12
Georgia, United States	Hosted	54,000	10.96
North Carolina, United States	Hosted	250,000	2.21
Texas, United States	Owned	140,000	Up to 200(1)

Notes

(1)	Total expected power capacity following completion of Phase 1 of the development project. If we fully develop the Texas facility, we expect to have access to a total of up to 800 MW on the site.

(2)	For owned facilities, this reflects the maximum power capacity accessible on site. For hosted facilities, this reflects the power usage of our mining machines hosted at that facility.

In March 2021, our wholly owned subsidiary, Argo Innovation Facilities (US), Inc., acquired DPN LLC and, as a result, acquired 160 acres of land in western Texas, with an option to purchase an adjacent 157 acres of land, and access to up to 800 MW of electrical power. We are currently developing a new 200 MW mining facility on the newly acquired land (the Helios facility). Phase 1 of this development, which includes facilities that will support 200 MW of power capacity using immersion technology, is currently in progress, and mining operations are expected to commence in May 2022. Development of this mining facility may be subject to unexpected problems and delays that could impact our ability to develop or operate the project as planned. See Item 3. D. “Risk Factors — We are subject to many risks related to the development of a new cryptocurrency mining facility in Texas. Delays or disruptions in our development of the Texas facility could materially and adversely affect our results of operations and financial condition.”

Under the terms of our hosting arrangements, our hosting providers provide hosting services, which include the supply of electric power and maintenance, for our mining machines located at their facilities. Subject to any one-time costs (such as installation and repairs) and adjustments, our fees payable to our hosting providers are based upon our mining machines’ projected power consumption per unit.

Item 4A.      Unresolved Staff Comments.

Not applicable.

Item 5.         Operating and Financial Review and Prospects

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, included in this annual report, as well as “Presentation of Financial and Certain Other Information,” Item 3.D. “Risk Factors” and Item 4.B. “Business Overview.”

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this annual report.

Overview

We are a leading blockchain technology company focused on large-scale mining of Bitcoin and other cryptocurrencies. We mine using purpose-built computers (or “mining machines”) to solve complex cryptographic algorithms (or “verify” or “solve” blocks) in the blockchain in exchange for rewards and fees denominated in the native token of that blockchain network.

We were founded in late 2017, and initially focused on providing our mining capacity as a service to our customers. In this initial model, customers contracted Bitcoin mining services from us for a fee, and our customers would earn the Bitcoin rewards generated from the contracted mining services directly to their cryptocurrency wallet address. Beginning in 2019, we chose to wind down our mining-as-a-service business and shifted to mining for our own account to increase our revenues and margins. In 2020 and 2021, mining-as-a service revenue comprised less than 0.1% of our total revenue.

Upon our shift to mining for our own account, we began substantially increasing our investment in mining machines, and initially had our mining machines hosted in facilities operated by third parties. As our mining business has grown, we have recently begun investing in facilities such that we will own both the mining machines and the facilities in which we operate. As of December 31, 2021, we had approximately 1,605 petahash of mining capacity, of which approximately 620 (including miners under repair) petahash was located in facilities we recently acquired in Quebec, Canada, and approximately 985 petahash was located in hosted facilities, and our return on investment on most of our mining machines was greater than 100%. We expect that in the near term the substantial majority of our capital expenditures will be devoted to the development of our Helios facility in Texas and the acquisition of new mining hardware. As we continue to migrate to a fully owned and operated business model, we expect our capital expenditure and operating expenses to increase in absolute terms, although we expect our total direct mining costs per unit of compute to decrease over the long term.

While we mine for cryptocurrency for sale in the ordinary course of business, we believe that cryptocurrency represents an attractive, appreciating investment opportunity, and as such we have historically held cryptocurrency assets that we do not otherwise sell to fund our operating expenses. Cryptocurrency held in treasury is marked to market at the end of each of our financial reporting periods, with gains and losses reflected as changes in fair value of digital currencies in our income statement. As a result, our operating results and total assets vary in direct proportion to the value of the applicable cryptocurrencies we hold in a given period, and these variations may be substantial.

Our long-term strategy is to diversify our sources of revenue and value creation by investing in and developing other commercial opportunities related to cryptocurrency and blockchain technologies and initiatives, such as DeFi applications and cryptocurrencies that use proof-of-stake and other consensus mechanisms. As part of that strategy, we have made equity investments in Luxor Technologies, a hash rate management software platform and cryptocurrency mining pool operator based in the United States, and Pluto Digital PLC, a venture capital and technology company focused on incubating decentralized technologies based in the UK. We have also established Argo Labs as a dedicated division within the Company to further explore investing and participating in proof-of-stake networks and DeFi and NFT projects.

In 2019, 2020 and 2021, we mined 1,330, 2,465 and 2,045 Bitcoin and Bitcoin Equivalents, respectively, and our total revenues were £8,617, £18,957 and £74,204, respectively. In 2019, our total comprehensive loss was £691 and, in 2020 and 2021, our total comprehensive income was £1,707 and £37,340 respectively.

COVID-19 Business Update

We are continuing to closely monitor how the COVID-19 pandemic and related response measures are affecting our business. Based on our current assessment, we do not expect any material impact on our long-term strategic plans, operations or liquidity due to the COVID-19 pandemic. Our management and employees are operating remotely, and all of our mining facilities are operating as normal. We have not furloughed any of our employees and have not participated in any of the other COVID-19-related government assistance schemes that have been implemented globally. We have not sought or obtained any other funding as a result of the COVID-19 pandemic. While our manufacturing partners and component suppliers mostly have been able to continue to operate to date in compliance with applicable regulations and current limitations, future restrictions on their operations could impact their ability to meet global demand for new mining machines. We expect that our 2021 results will be impacted by the COVID-19 pandemic as, and to the extent, it continues to impact the macroeconomic environment. However, it is not possible to predict the full duration and impact of the COVID-19 pandemic.

A.    Operating Results

Factors Affecting Our Results of Operations

Market Value of Bitcoin and other Cryptocurrency.

Substantially all of our current business is focused on mining Bitcoin and other cryptocurrencies. Our revenue is primarily comprised of the value of Bitcoin and other cryptocurrency rewards and transaction fees we earn by mining the blockchain, and as of December 31, 2021, approximately 30% of our total assets were represented by our holdings of cryptocurrency in treasury. As such, our operating results and financial condition are substantially affected by fluctuations and long-term trends in the value of Bitcoin and, to a lesser extent, other cryptocurrencies. In periods where Bitcoin and other cryptocurrency is appreciating in value, we tend to increase our capital expenditures in mining machines and related infrastructure, as the value of the rewards we receive for successful mining generally results in a faster return on these investments. We carefully monitor fluctuations and longer-term trends in the value of Bitcoin and other cryptocurrency, which impacts the price of machines, when planning our short- and long-term operating strategies and capital expenditures. We also regularly evaluate potential innovations in geography, physical footprint, infrastructure computing technology and similar areas to improve our operations and productivity. We believe this smart-growth strategy will enable us to build value over the long term, and differentiates us from competitors whose decisions, we believe, are driven principally by short-term market dynamics and opportunities.

The market for cryptocurrencies is new, rapidly evolving and subject to regulatory, tax, political and market factors beyond our control. Increased hash rate in the market resulting from the deployment of new mining machines will generally lead to increases in mining difficulty, which in turn decreases our revenue and adversely affects our mining margins. Further, reward rates for cryptocurrency are subject to adjustments at predetermined intervals. For example, for Bitcoin, the reward was initially set at 50 Bitcoin currency rewards per block and this was cut in half to 25 on November 28, 2012 at block 210,000, again to 12.5 on July 9, 2016 at block 420,000 and again to 6.25 on May 11, 2020 at block 630,000. The next halving for Bitcoin is expected in 2024 at block 840,000, when the reward will reduce to 3.125. These adjustments have had and will continue to have material effects on the economic viability of mining assets that are in production. Each cryptocurrency has its own unique dynamic in terms of valuation, reward rates and similar factors. Any of these factors could lead to material adverse changes in the market for cryptocurrencies, which could in turn result in substantial damage to or even the failure of our business. See Item 3. D. “Risk Factors — Risks Related to Cryptocurrency Mining — The primary cryptocurrencies for which we currently mine, Bitcoin and Zcash, are subject to halving; the cryptocurrency reward for successfully uncovering a block will halve several times in the future and the cryptocurrency’s value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.”

Capacity and Efficiency of Mining Machines.

The cryptocurrency mining industry is currently undergoing an arms race in mining technology and increased capacity, as miners need to deploy increasingly sophisticated mining machines in ever greater quantities to remain competitive. While many of our competitors have embraced a “bigger is better” growth strategy, we believe that our commitment to mining efficiency and return on investment in mining machines will remain our competitive advantage. The majority of our capital expenditures have taken place in the most recent mining-machine-technology cycle and our capital expenditures have been directed towards the latest models of mining machines and technology featuring industry-leading capacity, speed and efficiency. We believe that we operate one of the most efficient mining machine fleets in the global market. In some periods, the industry has experienced, and we expect may experience again in the future, a scarcity of advanced mining machines, as manufacturers are capable of producing a sufficient number of mining machines of adequate quality to meet demand. To maintain our competitive advantage over the long term, we must develop and maintain strong relationships across the mining machine supply chain, and strategically invest in state-of-the art mining machines at attractive prices, while effectively managing our fleet as it ages along the obsolescence curve.

Cost and Source of Power.

Mining cryptocurrency is a highly power-intensive process, with electrical power required both to operate the mining machines and to dissipate the significant amount of heat generated by operating the machines. We believe the combination of the increasing difficulty of successfully mining rewards, driven by greater hash rates, and the periodic adjustment of reward rates, such as the halving of Bitcoin rewards, will drive the increasing importance of power efficiency in cryptocurrency mining over the long term. Moreover, we believe that cryptocurrency miners have a social responsibility to obtain the power required for their operations from clean power sources as much as possible. However, there is no guarantee that we will be able to negotiate these power agreements on these terms, or at all, including for example, due to limitations in availability and fluctuations in the cost of electricity. See Item 3. D. “Risk Factors — Risks Related to Cryptocurrency Mining — We may not be able to secure access to electricity on a sufficiently firm and unrestricted basis or at a price that we are willing to pay” and “Risk Factors — Risks Related to Cryptocurrency Mining — We may be affected by price fluctuations in the wholesale and retail power markets.” To meet these twin objectives of efficiency and social responsibility, we are moving to a strategy where we own and operate our mining facilities, such as the Helios facility in Texas. The Helios facility is located in the Texas Panhandle, where 85% of electricity generation capacity comes from wind power. At Helios, we anticipate that our net electricity costs will be below $0.02/kWh after including the benefits of participating in demand response programs offered by ERCOT. We believe these strategic investments will generate long-term returns in the form of controlled access to low cost, responsible sources of power and differentiate us from our competitors. However, in the near term this transition will result in heightened capital expenditures and operating expense, may result in disruptions to our operations and may not yield the return on investment that we expect.

Competition.

Our business environment is constantly evolving, and cryptocurrency miners can range from individual enthusiasts to professional mining operations with dedicated mining facilities. We compete with other companies that focus all or a portion of their activities on mining activities at scale. We believe that the trend of increasing market prices for Bitcoin and other major cryptocurrencies we observed beginning in the third quarter of 2020 has resulted in an increase in the scale and sophistication of competition in the cryptocurrency mining industry, with new entrants and existing competitors gaining access to substantial capital resources to build ever larger mining operations. If the trend of increasing market prices for Bitcoin and other cryptocurrencies continues in 2022, we believe many new and existing competitors may be encouraged to build or expand Bitcoin mining operations.

Key Indicators of Performance and Financial Condition and Non-IFRS Financial Measures

Key operating and financial metrics that we use, in addition to our IFRS consolidated financial statements, to assess the performance of our business are set forth below for the years ended December 31, 2021, 2020 and 2019, along with the most comparable IFRS measures:

	YEAR ENDED DECEMBER 31,
	2021	2020	2019

(in £’000’s)
Bitcoin and Bitcoin Equivalents Mined	2,045	2,465	1,330
Gross Margin	72%	21%	32%
Bitcoin and Bitcoin Equivalent Mining Margin	84%	41%	59%
Average Total Cost Per Bitcoin or Bitcoin Equivalent Mined	£10,849	£6,100	£4,431
Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined	£5,407	£4,548	£2,627
Bitcoin and Bitcoin Equivalents Held (end of period)	2,595	216	193
Net Income/(Loss)	£30,765	£1,442	£(869)
EBITDA	£52,925	£7,626	£1,387

Bitcoin and Bitcoin Equivalent Mining Margin, Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined and EBITDA are not measures defined by IFRS. We believe Bitcoin and Bitcoin Equivalent Mining Margin, Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined and EBITDA have limitations as analytical tools. In particular, Bitcoin and Bitcoin Equivalent Mining Margin and Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined exclude the depreciation of mining equipment and so do not reflect the full cost of our mining operations, and they also exclude the effects of fluctuations in the value of digital currencies and realized losses on the sale of digital assets, which affect our IFRS gross profit. Further, EBITDA excludes interest income (expense), taxes, depreciation and amortization, which are important components of our IFRS net income/(loss). These measures should not be considered as an alternative to gross margin or net income, as applicable, determined in accordance with IFRS, or other IFRS measures. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these measures in isolation from, or as a substitute analysis for, our gross margin or net income/(loss), as applicable, as determined in accordance with IFRS.

Bitcoin and Bitcoin Equivalents Mined.

We measure the production of our mining activities in a given period as Bitcoin and Bitcoin Equivalents Mined. Bitcoin Equivalents include rewards and transaction fees for mining Bitcoin and other cryptocurrencies, such as Zcash. We generally exchange forms of cryptocurrency other than Bitcoin into Bitcoin in the period in which such currency is earned, and hold Bitcoin in treasury that we do not otherwise sell to fund our operating expenses. As such, we believe that the number of Bitcoin and Bitcoin Equivalents that we mine is a useful metric for investors to measure our mining activity.

Bitcoin and Bitcoin Equivalent Mining Margin.

We define Bitcoin and Bitcoin Equivalent Mining Margin as the difference between cryptocurrency mining revenue and our direct costs, divided by cryptocurrency mining revenue, expressed as a percentage. We use this measure, and believe it is meaningful to investors, because it is reflective of the return on marginal investment of mining Bitcoin or Bitcoin Equivalent. In addition, because we have generally recovered the original cost of our mining machines in advance of their thirty-six month accounting depreciation curve, once machines are installed and operating we internally monitor Bitcoin or Bitcoin Equivalent mining margin to obtain what we believe to be an accurate reflection of the profitability of our core mining operations. Bitcoin and Bitcoin Equivalent Mining Margin is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to gross margin determined in accordance with IFRS. The table below reconciles Bitcoin and Bitcoin Equivalent Mining Margin to gross margin, the most directly comparable IFRS measure:

	YEAR ENDED DECEMBER 31
	2021	2020	2019

(in £’000’s)	£
Gross profit	53,646	3,921	2,723
Gross margin	72%	21%	32%
Depreciation of mining equipment	11,129	5,896	2,066
Change in fair of digital currencies	(1,191)	(2,342)	202
Realized gain (loss) on sale of digital currencies	(437)	272	132
Cryptocurrency management fees	3,879	—	—
Mining profit	59,268	7,747	5,123
Bitcoin and Bitcoin Equivalent Mining Margin	84%	41%	59%

Average Direct Cost per Bitcoin or Bitcoin Equivalent Mined.

We define the Average Direct Cost per Bitcoin or Bitcoin Equivalent Mined as the total direct costs of mining at both our owned facilities and hosted facilities, divided by total Bitcoin and Bitcoin Equivalent Mined over a given period. For mining at owned facilities, direct mining expenses are inclusive of power costs, facility operations such as employees at the mining facility, and any ancillary costs that are directly associated with the process of mining. For mining at hosted facilities, direct mining expenses are inclusive of the all-in hosting fee that is charged as well as any related service fees. We believe this measure is a useful complement to Bitcoin and Bitcoin Equivalent Mining Margin, as it reflects the average marginal direct cost of each reward earned irrespective of the value of such reward at the time it is earned. Average Direct Cost per Bitcoin or Bitcoin Equivalent Mined excludes the depreciation of mining equipment and so does not reflect the full cost of our mining operations. In addition, Average Direct Cost per Bitcoin or Bitcoin Equivalent Mined or similar non-IFRS measures are utilized by analysts in the cryptocurrency mining industry to compare results across peer companies, and accordingly we believe that excluding the depreciation of mining equipment from Average Direct Cost per Bitcoin or Bitcoin Equivalent Mined is appropriate to facilitate accurate comparisons to the financial performance of other industry participants. Average Direct Cost per Bitcoin and Bitcoin Equivalent Mined is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to IFRS measures. The table below reconciles Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined to Average Total Cost Per Bitcoin or Bitcoin Equivalent Mined, the most directly comparable IFRS measure:

	YEAR ENDED DECEMBER 31
	2021	2020	2019

(in £’000’s)	£
Total Cost Per Bitcoin and Bitcoin Equivalent Mined	20,588	15,036	5,894
Average Total Cost Per Bitcoin and Bitcoin Equivalent Mined	10,849	6,100	4,431
Depreciation of mining equipment	(11,129)	(5,896)	(2,066)
Change in fair value of digital currencies	1,191	2,342	(202)
Realized gain (loss) on sale of digital currencies	437	(272)	(132)
Direct Cost of Bitcoin and Bitcoin Equivalent Mined	11,057	11,210	3,494
Average Direct Cost Per Bitcoin and Bitcoin Equivalent Mined	5,407	4,548	2,627

Bitcoin and Bitcoin Equivalents Held.

We believe that the number of Bitcoin and Bitcoin Equivalents held is a useful metric as it is reflective of the cumulative performance of our mining and investment activity. While we generally exchange forms of cryptocurrency other than Bitcoin into Bitcoin in the period in which such currency is earned, on a case-by-case basis, we may decide to hold certain other cryptocurrencies in treasury for the long term. For example, on December 31, 2021, we held 558 Ethereum in treasury. We internally monitor the number of our Bitcoin and Bitcoin Equivalents held in evaluating the strength of our balance sheet and for understanding the extent to which movements in the fair value of cryptocurrency drive fluctuations in our operating results from period to period.

EBITDA

We define EBITDA as our operating income plus depreciation and amortization. As a capital intensive business EBITDA removes the cost of depreciation of mining equipment and amortization of the capital costs of our website. This metric allows us to monitor the liquidity of our business on a current basis and we believe it provides a useful metric for comparing our performance to those of similar companies. EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to operating income/(loss) determined in accordance with IFRS. The table below reconciles EBITDA to net income/(loss), the most directly comparable IFRS measure:

	YEAR ENDED DECEMBER 31,
	2021	2020	2019

	£
Net income/(loss)	30,765	1,442	(869)
Interest
Interest expense	2,142	157	41
Interest income	—	(1)	(6)
Depreciation of mining equipment	11,129	5,896	2,066
Depreciation of mining facilities	237	—	—
Depreciation of improvements to mining facilities	17	17	17
Depreciation and Amortization	138	114	138
Taxation	8,506	—	—
EBITDA	52,934	7,626	1,387

Components of Our Results of Operations

Total revenue

Our revenues primarily consist of cryptocurrency that we mine. In 2019, 2020 and 2021, we principally focused on mining Bitcoin, and to a lesser extent ZCash, which contributed to approximately 5 - 10% of our revenues in 2021. We participate in mining pools, with the pool’s performance obligation being the delivery of cryptocurrency into our wallet once an algorithm has been solved by the pool. Our mining revenue consists of our share of the block reward the pool earns for solving the block, and our share of transaction fees associated with the transactions comprising the block. Our share of the block reward and related transaction fees is determined by the proportion of hash power we contribute toward the pool as a whole. The block reward is pre-determined and hard coded into the protocol governing the relevant blockchain, while the transaction fees are the aggregate fees paid by parties whose transactions are included in the block. We only began to monitor and analyze transaction fees in the second half of 2020. Since we began monitoring, transaction fees have generally represented between 5% and 10% of our Bitcoin mining revenue. Over time, as the block reward decreases (including as a result of block reward halving events) transaction fees will become a larger proportion of our revenue. The block reward and transaction fees are paid in-kind in the native digital currency of the blockchain.

Direct costs

Direct costs of mining revenue are comprised of the fees we pay to third parties to host, operate and maintain our mining machines and utility costs. Where we have transitioned to a model in which we own and operate our mining facilities, cost of revenue includes direct facilities costs including utility costs, and personnel costs, including compensation and benefits, associated with operating these owned mining facilities.

Depreciation of mining equipment

We capitalize the cost of our mining machines and record depreciation expense on a straight-line basis to £nil over the estimated useful life of the machines, which is generally 36 months.

Change in fair value of digital currencies and realized loss on sale of digital currencies

In all periods presented, we have mined cryptocurrency and sold portions of the cryptocurrencies mined in exchange for fiat currency to fund our operating expenses. As such, we were mining to sell, and the cryptocurrency we earned from mining was recorded as a current asset on our balance sheet. Change in fair value of digital currencies consists of the net change in the value of cryptocurrency assets held in treasury due to fluctuations in the market of those assets. In each of the periods presented, cryptocurrency held in treasury was marked to market at either the date on which such currency was disposed or, if not disposed, at the end of such period, with gains and losses reflected as change in fair value of digital currencies or realized loss on sale of digital currencies in our income statement. In recent periods, these fluctuations have materially affected our operating results and we expect this to continue for the foreseeable future.

Gross margin

Our gross margin is principally dependent on the value of the cryptocurrency we mine, hold and dispose, as our direct cost of mining and depreciation expense is relatively fixed in the short term. To the extent we are successful in transitioning to our owned and operated model, we expect our gross margin to be favorably affected as we will no longer pay third-party hosting and operation fees as part of direct costs.

Consulting fees

Consulting fees are mainly comprised of fees paid to the personal corporations of certain of our directors as compensation for the services of such directors.

Professional fees

Professional fees represent legal fees, audit fees, broker fees and fees paid to other regulatory advisors. In 2020 we reduced these costs, in line with a general reduction in administrative expenses. However, these fees increased substantially in 2021 as we operated on two major stock exchanges and we expect the increase will continue into 2022 as the first year full year we operate as a public company in the United States, including increases in audit fees and legal fees.

General and administrative expenses

General and administrative expenses represents salary and other employee costs, depreciation and amortization of non-mining assets, regulatory fees, public relation advisors, foreign exchange gains and losses, advertising fees, travel and subsistence and research costs, and other expenses. In 2022, we expect our administrative fees to increase substantially as we incur the costs of operating as a public company for the first full year, including increased director and officer insurance costs.

Gain from reversal of credit loss

In the year ended December 31, 2018, we made a full provision against £834,000 not received from one of our advisors in connection with our public offering and admission to list our ordinary shares on the LSE. During the year ended December 31, 2020, we recovered £447,242 in full satisfaction of this amount and the balance will not be recovered.

Income tax expense

We are liable to pay tax in a number of jurisdictions, including the United Kingdom, Canada and the United States. Our effective tax rate represents the weighted-average of the tax rates for which we are liable in those jurisdictions. We expect to incur tax payments in Canada as we anticipate generating taxable income in 2021 in excess of unutilised losses. In the United Kingdom, no revenue is generated and, as such, we would expect to continue generating deferred tax assets in that jurisdiction. We do not anticipate incurring a tax liability in the United States in 2021. However, we expect to incur tax liabilities in the United States in the future, once our Texas mining facility is fully operational, to the extent we do not have sufficient U.S. deferred tax assets to offset our U.S. taxable income.

Results of Operations

The following table sets forth our results of operations for the years ended December 31, 2021, 2020 and 2019:

	YEAR ENDED DECEMBER 31,
	2021	2021	2020	2020	2019	2019
(in ’000’s)	£	$	£	$	£	$
Revenues
Total revenue	74,204	100,175	18,957	25,535	8,617	11,633
Direct costs	(11,057)	(14,927)	(11,210)	(23,093)	(3,476)	(4,693)
Depreciation of mining equipment	(11,129)	(15,024)	(5,896)	(7,941)	(2,066)	(2,789)
Depreciation of improvements to mining facilities	—	—	—	—	(17)	(23)
Change in fair value of digital currencies	1,191	1,608	2,342	3,162	(202)	(273)
Realized gain/(loss) on sale of digital currencies	437	590	(272)	(367)	(132)	(178)
Gross profit	53,646	72,422	3,921	5,282	2,723	3,676
Gross margin	72%	1	21%	21%	32%	32%
Operating costs and expenses
Consulting fees	(684)	(923)	(690)	(930)	(1,186)	(1,601)
Professional fees	(1,533)	(2,070)	(114)	(336)	(607)	(819)
General administrative	(6,081)	(8,209)	(1,363)	(1,840)	(1,362)	(1,839)
Foreign exchange loss	(589)	(795)	(271)	(365)	(401)	(541)
Gain from reversal of credit loss	—	—	447	602	—	—
Share based payment	(1,938)	(2,616)	(331)	(447)	—	—
Total operating expenses	10,825	14,614	2,322	3,134	3,557	4,802
Operating income/(loss)	42,821	57,808	1,599	2,159	(833)	(1,125)
Interest income	—	—	1	2	6	8
Investment fair value movement	183	247	—	—	—	—
Equity accounted earnings from associate	(1,198)	(1,617)	—	—	—	—
Revaluation of contingent consideration	236	319	—	—	—	—
Loss on sale of investment	(629)	(849)	—	—	—	—
Interest expense	(2,142)	(2,892)	(157)	(212)	(41)	(55)
Total other income/(loss)	3,550	4,793	(156)	(210)	(35)	(47)
Income/(loss) before income taxes	39,271	53,016	1,442	1,942	(869)	(1,173)
Income tax expense	8,506	11,483	—	—	—	—
Net income/(loss)	30,765	41,533	1,442	1,970	(869)	(1,173)
Other comprehensive income – fair value gain on intangible assets	414	559	265	356	178	240
Other comprehensive income – Share of earnings from associate	6,571	8,871	—	—	—	—
Other comprehensive income – Foreign exchange gain/(loss)	(410)	(554)	—	—	—	—
Total comprehensive income	37,340	50,409	1,707	2,299	691	933

Comparison of the years ended December 31, 2020 and 2021 (in '000's)

Total revenue

Total revenue increased by £55,247 to £74,204 for the year ended December 31, 2021 from £18,957 for the year ended December 31, 2020. This increase was primarily driven by an increase in our Bitcoin mining capacity, as our Bitcoin mining capacity increased from approximately 645 petahash as of December 31, 2020 to approximately 1,605 petahash as of December 31, 2021, and an overall increase in the price of Bitcoin (average for Q4 2020 of $20,815 per Bitcoin and average of Q4 2021 of $54,804), partially offset by the halving of the Bitcoin currency rewards that occurred on May 11, 2020. This increase was also impacted by an increase in the price of Zcash.

Hosting costs

Direct costs reduced by £153,079 to £(11,057) for the year ended December 31, 2021 from £(11,210) for the year ended December 31, 2020. This reduction was primarily driven by net savings of moving increasingly to our owned and operated operations and away from third-party hosting and the increased efficiency of our mining fleet

Depreciation of mining equipment

Depreciation of mining equipment increased by £5,233 to £11,129 for the year ended December 31, 2021 from £5,896 for the year ended December 31, 2020. This increase was primarily driven by continued investment in the expansion our mining fleet and the resulting depreciation of those capital investments.

Change in fair value of digital currencies (includes gain/(loss) on disposal)

Change in fair value of digital currencies resulted in a gain of £1,628 for the year ended December 31, 2021, compared to a gain of £2,070 for year ended December 31, 2020. This change was primarily driven by the relative decrease in the value of Bitcoin during the year due to market conditions.

Consulting fees

Consulting fees decreased to £684 for the year ended December 31, 2021 from £690 for the year ended December 31, 2020. These costs remained in line with the prior year.

Professional fees

Professional fees increased by £1,419 to £1,533 for the year ended December 31, 2021 from £114 for the year ended December 31, 2020. This increase was primarily driven by increased broker fees, legal fees, professional advisers fees, recruitments fees and expenses related to our U.S. initial public offering and operating as a public company.

General and administrative expenses

General and administrative expenses increased by £4,718 to £6,081 for the year ended December 31, 2021 from £1,363 for the year ended December 31, 2020. This increase was primarily driven by increasing wages and salary costs as the Group expanded, increasing regulatory fees including significant increases in the D&O insurance, increased costs with listing on the OTC market, the costs of carbon credits, increasing repair costs (as the number of machines increased) and increasing fees and expenses related to our U.S. initial public offering.

Share based payment

Share based payment increased to £1,938 for the year ended December 31, 2021 from £331 for the year ended December 31, 2020. This increase was driven by the increase in share price and the material nature of the charge calculated thereon.

Interest income

Interest income was immaterial in the years ended December 31, 2021 and December 31, 2020, as our deposits in both periods were negligible.

Interest expense

Interest expense increased by £1,985 to £2,142 for the year ended December 31, 2021 from £157 for the year ended December 31, 2020. This increase was primarily driven by the lease costs related to the S19 and S19 Pro machine purchase where payment began in January 2021, interest on the Galaxy loan and bond interest.

Comparison of the years ended December 31, 2019 and 2020 (in '000's)

Total revenue

Total revenue increased by £10,340 to £18,957 for the year ended December 31, 2020 from £8,617 for the year ended December 31, 2019. This increase was primarily driven by a 207% increase in our Bitcoin mining capacity, from approximately 210 petahash at the end of 2019 to approximately 645 petahash at the end of 2020, and an overall increase in the price of Bitcoin. This increase was impacted by a 40% increase in our Zcash mining capacity, from approximately 200 Msols at the end of 2019 to approximately 280 Msols at the end of 2020, and an overall increase in the price of Zcash.

Direct costs

Direct costs increased by £7,735 to £11,211 for the year ended December 31, 2020 from £3,476 for the year ended December 31, 2019. This increase was primarily driven by increased hosting costs as a result of the increased mining capacity, as discussed above.

Depreciation of mining equipment

Depreciation of mining equipment increased by £3,829 to £5,896 for the year ended December 31, 2020 from £2,066 for the year ended December 31, 2019. This increase was primarily driven by a full year’s depreciation expense on the machines purchased at the end of 2019 and beginning of 2020.

Change in fair value of digital currencies and realized loss on sale of digital currencies

Change in fair value of digital currencies provided a benefit of £2,343 for the year ended December 31, 2020, compared to a loss of £202 for the year ended December 31, 2019. This change was primarily driven by a series of positive developments in the cryptocurrency and blockchain industry that led to a rally in Bitcoin prices from approximately $12,000 at the start of September 2020 to approximately $29,000 at the end of December 2020. Realized loss on sale of digital currencies was £272,142 for the year ended December 31, 2020, compared to £132,107 for the year ended December 31, 2019. The increased loss in 2020 was driven by the fall in value of cryptocurrency around the COVID-19 outbreak in early 2020.

Consulting fees

Consulting fees decreased by £496 to £690 for the year ended December 31, 2020 from £1,186 for the year ended December 31, 2019. This decrease was primarily driven by a reduction in the fees paid to companies for director services.

Professional fees

Professional fees decreased by £493 to £114 for the year ended December 31, 2020 from £607 for the year ended December 31, 2019. This decrease was primarily driven by management’s efforts to reduce costs.

General and administrative expenses

General and administrative expenses decreased by £135 to £1,227 for the year ended December 31, 2020 from £1,362 for the year ended December 31, 2019. This decrease was primarily driven by a one off senior management loss of office payment in 2019 and by a reduction in travel and accommodation costs as a result of COVID-19 restrictions, partially offset by an increase in salary costs.

Interest expense

Interest expense increased by £116 to £157 for the year ended December 31, 2020 from £41 for the year ended December 31, 2019. This increase was primarily driven by the interest on the short-term funding and machine purchase loans taken at the end of the year ended December 31, 2019 and during the year ended December 31, 2020, respectively.

Income tax expense

Our provision for income taxes was zero in both 2019 and 2020, due to the utilization of deferred tax assets to offset our taxable income. As of December 31, 2020, we had remaining a deferred tax asset of £2,407,661, calculated at a weighted average rate of 24%. We presently expect this deferred tax asset to be fully utilized in future periods, and thereafter to record an income tax provision at prevailing rates in the jurisdictions in which we recognize taxable income.

B.    Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated by sales of cryptocurrency and sales of equity securities. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes. We believe that our sources of liquidity and capital resources will be sufficient to meet our existing business needs for at least the next 12 months. From time to time, we may raise additional capital through the issuance of debt or equity securities or additional borrowings to the extent required, or to the extent that we believe such capital is available on favorable terms. Our primary sources of liquidity are our cash and cash equivalents and cryptocurrency held in treasury.

For the year ended December 31, 2020 and December 31, 2021, the average period of time we held Bitcoin in treasury once mined before converting to fiat currency for working capital and capital expenditures was 62 days and 52 days, respectively. To control and manage the volatility in cryptocurrency pricing, we engage in planned selling of cryptocurrency over an extended period in advance of forecasted fiat cash requirements. In the future, as with any business which mines a commodity, we expect to sell Bitcoin to satisfy our fiat cash requirements, at least until Bitcoin is accepted more broadly as a medium of exchange.

In March 2021, we acquired DPN LLC and, as a result, acquired 160 acres of land in western Texas, with an option to purchase an adjacent 157 acres of land. The purchase also affords us access to up to 800 MW of electrical power. The consideration for the acquisition was an initial payment of approximately 3.5 million ordinary shares, valued at $5 million. We also agreed to pay up to an additional approximately 8.7 million ordinary shares, valued at $12.5 million, payable if certain contractual milestones related to the facility are fulfilled. We are developing a 200 MW mining facility on the newly acquired land. Phase 1 of this development is expected to be completed in the first half of 2022, and includes facilities that are expected to support 100 MW of power capacity at an estimated cost of $50 million. Phase 2 of this development is expected to be completed in the second half of 2022 and is expected to support an additional 100 MW of power capacity, at an estimated cost of $30 million. These estimates do not include the cost of the mining machines that we will operate at the new mining facility. See Item 4. B. “Material Agreements — DPN Agreement and Plan of Merger.”

On February 2, 2021, the Company signed a Share Purchase Agreement with GPUone, the Canadian data centre provider, for the strategic purchase of the two data centres in Quebec. These facilities are currently owned and operated by GPUone and house a portion of Argo’s cryptocurrency mining equipment. The data centres have a combined total of 20MW of power capacity. The total consideration paid amounted to £5,537 of which £4,656 came from existing deposits paid as of December 31, 2020 and, £213 was paid in cash and a further payment of £668 was paid on a pound for pound basis for certain deposits and other receivables. The acquisition completed on May 13, 2021.

In June 2021, we entered into a $20 million term loan agreement with Galaxy Digital LP (the “Galaxy Term Loan”) to finance the continued build out of our new cryptocurrency mining facility in Texas and other general corporate purposes. The term of the loan is six months and the interest rate on the loan is 12.5% per annum. A portion of our holdings in Bitcoin is being used to collateralize the Galaxy Term Loan. The Galaxy Term Loan will terminate at the end of the six month term or in certain other cases as specified in our agreement. Under the agreement, we will be considered in default if we fail to repay any borrowed amount or borrowing fees when due, if any bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors or dissolution proceedings shall be instituted by or against us, if we fail to pay Galaxy Digital LP in the event of a Hard Fork or Airdrop, as defined in the Galaxy Term Loan, or in certain other cases as specified in our agreement. The Galaxy Term Loan was subsumed into a new term loan prior to maturity, as described below.

In September 2021, we entered into an additional $25 million term loan agreement with Galaxy Digital LLC (the “New Galaxy Term Loan”) to finance the continued build out of our new cryptocurrency mining facility in Texas and other general corporate purposes. The outstanding $20 million principal amount of our Galaxy Term Loan, was subsumed into the New Galaxy Term Loan, resulting in total borrowings of $45 million under the New Galaxy Term Loan. The New

Galaxy Term Loan matured on October 29, 2021 and had an interest rate of 4.5% per annum. On October 29, 2021, we repaid $25 million of the principal amount outstanding under the New Galaxy Term Loan with a portion of the net proceeds from our U.S. initial public offering.

On October 29, 2021, we entered into a callable loan agreement with Galaxy Digital LLC with respect to the remaining $20 million principal amount outstanding. This loan will mature in October 2022 unless it is otherwise terminated by either party pursuant to the terms of the agreement (the “Galaxy Loan Agreement”). Repayment under the Galaxy Loan Agreement will be three business days from the Recall Request Date (as defined in the Galaxy Loan Agreement) and has an interest rate of 11.50% per annum. A portion of our holdings in Bitcoin is being used to secure our obligations under the Galaxy Loan Agreement. Under the Galaxy Loan Agreement, we will be considered in default if we fail to repay any borrowed amount or borrowing fees when due, if any bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors or dissolution proceedings shall be instituted by or against us, if we fail to pay Galaxy Digital LP in the event of a Hard Fork or Airdrop, as defined in the Galaxy Loan Agreement, or in certain other cases as specified in our agreement.

Following our U.S. initial public offering on September 27, 2021, we repaid a portion of the outstanding balance under the Galaxy Loan Agreement. As of December 31, 2021, $35 million was outstanding at 8% interest.

In November 2021, we issued $40 million in principal amount of 8.75% Senior Notes due 2026 (the “Notes”). The Notes were issued pursuant to, and are governed by, an indenture, dated as of November 17, 2021, between us and Wilmington Savings Fund Society, FSB, as trustee.

The following table summarizes our contractual obligations and other commitments (in thousands) as of December 31, 2021, and the years in which these obligations are due:

	Total	Less than 1 Year	1 – 3 Years
Long Term Loans	$40,000	$—	$40,000
Short Term Loans(1)	$35,000	$35,000	—
Mortgages(2)	$6,119	$1,551	$4,568
(1)	The short term loans amounts presented above include our term loan agreement with Galaxy Digital LLC.

(2)	The mortgages amount presented above include the mortgages we assumed in our acquisition of GPUone.

During the periods presented, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Cash Flows

The table below summarizes our cash flows for the periods presented:

	YEAR ENDED DECEMBER 31,
	2021	2021	2020	2020	2019	2019
(in '000's)	£	$	£	$	£	$
Net cash flow from / (used in) operating activities.	(27,817)	(37,625)	2,520	3,402	(888)	1,198
Net cash (used in) investing activities	(137,564)	(186,069)	(1,055)	(1,424)	(16,484)	(22,253)
Net cash generated from / (used in) financing activities	175,133	236,884	425	574	1,084	1,463
Net increase / (decrease) in cash and cash equivalents	9,752	13,190	1,890	2,552	(16,228)	(21,907)

Operating Activities

Net cash used in operating activities of £27,817 in the year ended December 31, 2021 was comprised of our operating profit of £39,271, reduced by changes in working capital accounts of £81,670, consisting principally of a £79,917 increase in digital assets as we only sold a small portion of Bitcoin mined during the period. The increase in digital assets was partially offset by a £12,289 increase in trade and other payables due to amounts payable for machines due to be delivered after the period end and a £1,628 fair value change in digital assets as a result of the increase in Bitcoin price during the period.

Net cash provided by operating activities of £2,520 in the year ended December 31, 2020 was comprised of our operating profit of £1,442, adjusted by £6,027 in depreciation and amortization. In addition, changes in working capital accounts used £3433, consisting principally of a £2,107 decrease in trade payables, reflecting large mining equipment purchases made at the end of 2019 not paid until 2020 and a £1,236 increase in digital assets as receivables resulting from the timing of receipt of rewards from mining pools.

Net cash used in operating activities of £888 in the year ended December 31, 2019 was comprised of our operating loss of £834, adjusted by £2,399 net in non-cash items. In addition, changes in working capital accounts used £2,684, consisting principally of a £4,058 increase in trade receivables due to a deposit to GPU.one in an amount equal to four months of hosting costs and a £1,039 increase in digital assets as receivable resulting from the timing of receipt of rewards from mining pools, partially offset by a £2,684 increase in trade payables, reflecting the machines purchases toward the end of 2019.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2021 was £137,564, which was comprised principally of £78,972 for purchase of principally mining machines and build out of the Helios facility and £15,009 in purchases of digital assets.

Net cash used in investing activities in the year ended December 31, 2020 was £1,055, which was comprised primarily of £1,808 for the purchase of principally mining machines, net of disposals.

Net cash used in investing activities in the year ended December 31, 2019 was £16,424 which was comprised primarily of £15,025 principally for the purchase of mining machines, and a £1,346 convertible loan note to the host of our mining sites, which they have used to finance the building of their hosting sites.

Financing Activities

Net cash generated from financing activities in the year ended December 31, 2021 was £175,133, which was comprised principally of £134,684 of proceeds from shares issued and £26,908 from loans.

Net cash generated from financing activities in the year ended December 31, 2020 was £425, comprised of net loan repayments of £968, partially offset by £1,550 in net proceeds from sale of equity. Net cash generated from financing activities in the year ended December 31, 2019 was £1,084 of loan proceeds.

Capital Expenditures

Historically, our capital expenditures have consisted primarily of purchasing mining machines and computer equipment and improvements to the mining facilities in which we operate. Our capital expenditures during the year ended December 31, 2020 were principally for purchasing mining machines. Beginning in 2021, in addition to the acquisition of mining machines, our capital expenditures have expanded to include acquiring and building mining facilities that we will own and operate. Our capital expenditures were £15.7 million, £9.2 million and £160.3 million in 2019, 2020 and 2021, respectively. We expect significantly higher capital expenditures in the future, as we execute our strategy to own and operate our mining facilities.

JOBS Act Election

We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain of the exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, we are not required to, among other things, (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, and (2) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

C.    Research and development, patents and licenses, etc.

We have developed and may continue to research and develop certain proprietary technologies for purposes of optimizing and enhancing our cryptocurrency mining operations. Research and development have not been significant components of our business and have been immaterial to our financial condition and results of operations, however such activities may become more significant in the future.

D.    Trend Information

Please refer to our disclosures set forth under Item 3.D “Risk Factors,” Item 4 “Information on the Company,” and elsewhere in this Item 5 “Operating and Financial Review and Prospects” for information regarding the material risks, business developments and strategies, factors, and trends that are most likely to affect our business and results of operations through 2022.

E.    Critical Accounting Estimates

Not applicable.

Item 6.         Directors, Senior Management, and Employees

A.	Directors, Senior Management and Employees

The following table sets forth information regarding our current executive officers and directors, including their ages as of December 31, 2021.

NAME	AGE	POSITION(S)
Executive Officers
Peter Wall(1)	46	Chief Executive Officer and Interim Chairman
Alex Appleton(2)	42	Chief Financial Officer and Director
Non-Executive Directors
Sarah Gow(3)	51	Director
Maria Perrella(4)	56	Director
Matthew Shaw	61	Director
Raghav Chopra(5)	36	Director
(1)	In addition to his role as our Chief Executive Officer, effective July 29, 2021, Peter Wall was appointed as our Interim Chairman following the departure of Ian MacLeod, as described below in the section titled “Changes to our Board of Directors”.

(2)	Effective September 4, 2020, Alex Appleton was engaged by the Company as our Chief Financial Officer. Effective July 29, 2021, Mr. Appleton joined our board of directors as an executive director.

(3)	Effective July 29, 2021, Sarah Gow joined our board of directors as a non-executive director.

(4)	Effective July 29, 2021, Maria Perrella joined our board of directors as a non-executive director.
(5)	Effective February 23, 2022 Raghav Chopra joined our board of directors as a non-executive director.

The current business address for our executive officers and directors is c/o Argo Blockchain plc, 9th Floor, 16 Great Queen Street, London, WC2B 5DG, England.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Peter Wall has served as our Chief Executive Officer since January 2020 and interim Chairman of our board of directors since July 2021. Mr. Wall was a member of the management team that founded the Company, and served as Vice

President of Operations from December 2017 until his appointment as Chief Executive Officer. Mr. Wall brings with him a variety of experience from many different industries. Currently, Mr. Wall serves as the non-Executive Chairman of Cellular Goods Plc, a consumer cannabinoid company based in London. Mr. Wall is also an advisor to NFT Investments Plc, listed on the Aquis exchange in the UK, and is an advisor to Pluto Digital PLC. Prior to his time with the Company, Mr. Wall was a Partner at The Art Department, a design and communications company, the Co-Founder of Hubud, an innovative co-working space in Bali, Indonesia, and a journalist and filmmaker with the Canadian Broadcasting Corporation in Toronto. Mr. Wall holds a B.A. in Philosophy from Bishop’s University and an M.J. in Journalism from the University of British Columbia.

Alex Appleton has served as our Chief Financial Officer since September 2020 and on our board of directors since July 2021. From April 2018 to September 2020, Mr. Appleton carried out various short term assignments through his consultancy company Appleton Business Advisors Limited. From November 2019 until March 2020, Mr. Appleton served as the Finance Director for Lucky King, an online crypto currency casino, and from June 2018 to November 2019 he served as the Interim Financial Director at Portland PR Limited, a political consultancy and public relations firm. From August 2012 to April 2018, Mr. Appleton was on the board of directors of Hudson Sandler Limited, a strategic communications consulting firm. Mr. Appleton is a member of the Institute of Chartered Accountants of Scotland. Mr. Appleton holds a B.A. in Accounting, Financial Management and Economics from Sheffield University.

Non-Executive Directors

The following is a brief summary of the business experience of our non-executive board members.

Sarah Gow has served on our board of directors since July 2021. Ms. Gow has over 19 years of banking experience. During her banking career, Ms. Gow served as a Project Manager at HSBC Global Asset Management, as the Director of Global Operations at Citigroup Asset Management as well as the Head of Operations for Citigroup Asset Management in London and as the Head of Operations at Smith Barney Global Capital Management Ltd. Ms. Gow is also the Founder of MyGiftClues Ltd., a company focused on simplifying the gifting process, and serves on the board of directors as the Corporate Secretary.

Maria Perrella has served on our board of directors since July 2021. Over the last 25 years, Ms. Perrella has held several senior leadership positions, including, most recently, as the Chief Financial Officer of MDA, a Canadian based international space mission partner. Prior to this, Ms. Perrella served as the Chief Finance Officer of ATS Automation Tooling Systems Inc., a global company focused on innovative, custom designed manufacturing solutions, for over ten years. Prior to ATS, Ms. Perrella held a variety of increasingly senior positions at L-3 Canada and Spar Aerospace. Ms. Perrella is a Chartered Professional Accountant and holds a B.A. in Business Administration from the York University Schulich School of Business in Canada.

Matthew Shaw has served on our board of directors since July 2019. Mr. Shaw has over 20 years of experience in finance, including in his role as an Executive Director at UBS Limited, from 1995 to 1998 giving him a depth of experience in capital markets, trading and structured products. Mr. Shaw has served as the Chief Executive Officer, Director and co-founder of Blimp Technologies Inc., an online platform for consumers and real estate professionals to collaborate, since June 2020, as well as Director of Blimp Homes Inc., its US subsidiary. Mr. Shaw has also served as the President of POMA Enterprises Ltd, a company focused on investments in financial assets since October 2013, and the co-founder of Protos Asset Management GmbH, an asset management company in Switzerland founded in 2017, which manages cryptocurrency and DeFi funds. Mr. Shaw serves on the board of directors of DeFi Yield Technologies Inc., a DeFi company and Yolo Build Inc., a company which invests in early stage cryptocurrency projects. Mr. Shaw also serves as a Director of Dramato Holdings Ltd, a Cyprus company which holds a land asset in Cyprus and as a Director of MAPO Properties Ltd which holds a US real estate asset. Prior to his current positions, Mr. Shaw was the Chief Executive Officer and Co-founder of Fullist Inc., a real estate data company, the co-founder of mCloud Technologies Corp., an AI and data analytics company focused on energy intensive assets, and the co-founder of Industrial Knowledge Inc., an industrial IoT company. Additionally, within the investment banking industry, Mr. Shaw co-founded Depfa Investment Bank, an investment bank focused on emerging markets, where he served as a General Manager and member of the Investment Committee, and also co-headed Carbon Trade & Finance SICAR, a carbon fund in Luxembourg. Mr. Shaw also served on the boards of First Class Ventures Ltd. and SteviaLife Sweeteners Ltd as part of a project in Africa to promote sustainable farming in Rwanda. Mr. Shaw holds a B.A. in English Language and Literature from Manchester University and an M.B.A. from Bradford University.

Raghav Chopra has served on our board of directors since February 2022. Mr. Chopra is a digital assets and technology investor with over fifteen years of experience in these sectors. He was most recently a Portfolio Manager for AllianceBernstein LP, and has a decade of experience in managing a significant and wide range of technology investments at leading hedge funds. Prior to that, Mr. Chopra was an Associate in private equity at The Carlyle Group and an Analyst in investment banking at Goldman Sachs & Co. Mr. Chopra holds a Bachelor of Science in Electrical Engineering and Economics with Distinction from Yale University, and a Master of Business Administration with High Distinction from the Harvard Business School, where he was named a George F. Baker Scholar. He also serves on the Board of the Harvard Club of New York City Foundation and is a member of the Economic Club of New York.

There are no family relationships among any of our executive officers or directors. There are no agreements or understanding between the directors and members of senior management and any of our major shareholders, customers, suppliers or other persons pursuant to which such directors and members of senior management were selected as directors or members of senior management.

Changes to Our Board of Directors

Effective July 29, 2021, the Company appointed Sarah Gow, Colleen Sullivan, and Maria Perrella to the board of directors as non-executive directors, and appointed Alex Appleton as an executive director. On the same day, Ian MacLeod ceased to be the Executive Chairman and James Savage and Marco D’Attanasio ceased to be non-executive directors. Following Mr. MacLeod’s departure, Peter Wall was appointed as the interim Chairman while retaining his position as the Company’s Chief Executive Officer. In respect of Mr. MacLeod’s termination of service, the Company provided him a fee of £132,000 in lieu of the notice period required under the consultancy agreement pursuant to which he provided services to the Company. Messrs. Savage and D’Attanasio did not receive any compensation in respect of the termination of service.

Effective November 8, 2021, Colleen Sullivan resigned as a non-executive director on the board of directors due to a change in her primary employment as her new employer does not permit her to serve on our board of directors. Ms. Sullivan did not receive any compensation in respect of the termination of her service.

Effective February 23, 2022, the Company appointed Raghav Chopra to the board of directors as a non-executive director.

B.    Compensation

Compensation of Executive Officers and Directors

For the year ended December 31, 2021, the aggregate cash compensation paid to the members of our board of directors and our executive officers for services in all capacities was £855,563. Of that aggregate amount, £485,283 was related to compensation paid to the members of our board of directors, which compensation includes amounts paid to directors, if applicable, in respect of services as an executive officer. In the year ended December 31, 2021, our highest paid director was Peter Wall, our Chief Executive Officer, who received compensation of £442,808.

Executive Officer Remuneration

The following table sets forth the approximate cash compensation paid to our executive officers during the fiscal year ended December 31, 2021. We paid our executive officers a base salary, annual cash bonus, a share based payment, a fixed element and a variable element.

			GAIN ON	LOSS OF
	SALARY		EXERCISE OF OPTIONS/	OFFICE	FIXED	VARIABLE	TOTAL
NAME AND PRINCIPAL POSITION	(£)	BONUS (£)(1)	WARRANTS (£)	(£)	ELEMENT (£)	ELEMENT (£)	(£)(2)
Peter Wall(3)	221,404	221,404	3,611,369	—	221,404	4,133,773	4,447,052
Chief Executive Officer and Interim Chairman
Ian MacLeod(4)	77,000	—	2,014,087	132,100	77,000	2,146,187	2,223,187
Former Executive Chairman
Alex Appleton(5)	66,968	148,877	—	—	66,968	148,877	215,844
Chief Financial Officer
(1)	Amounts shown reflect the discretionary cash bonuses that our board of directors awarded to the executive officers in 2022 for performance in 2021.

(2)	Total compensation set out in this table does not include the value of options to acquire our ordinary shares or awards granted to or held by our executive officers, which is described in “— Equity Compensation Arrangements.”

(3)	In addition to his role as our Chief Executive Officer, effective July 29, 2021, Mr. Wall was appointed as the interim Chairman of our board of directors following the departure of Ian MacLeod.

(4)	Effective July 28, 2021, Ian MacLeod ceased to be the Executive Chairman of our board of directors.
(5)	Effective September 4, 2020, Alex Appleton was engaged by the Company as our Chief Financial Officer. Effective July 29, 2021, Mr. Appleton joined our board of directors as an executive director.

Non-Executive Director Remuneration

The following table presents the individual compensation and benefits provided to our non-executive directors in their capacity as non-executive directors during the fiscal year ended December 31, 2021:

		GAIN ON
		EXERCISE OF
	SALARY	OPTIONS/	FIXED ELEMENT	VARIABLE
NAME AND PRINCIPAL POSITION	(£)	Warrants (£)	(£)	ELEMENT (£)	TOTAL (£)
Non-Executive Directors(1)
Mathew Shaw	36,769	1,203,810	36,769	1,203,180	1,239,949
Sarah Gow	16,282	—	16,282	—	16,282
Maria Perella	16,282	—	16,282	—	16,282
James Savage	25,000	—	25,000	—	25,000
Marco D’Attansio	25,577	—	25,577	—	25,577
Colleen Sullivan	—	—	—	—	—
Raghav Chopra(2)	—	—	—	—	—
(1)	Sarah Gow, Colleen Sullivan and Maria Perrella joined the board of directors on July 29, 2021, and therefore received remuneration for a partial year. James Savage and Marco D’Attanasio ceased to be non-executive directors on July 29, 2021. Colleen Sullivan ceased to be a non-executive director on November 8, 2021.We reimburse all reasonable expenses incurred by non-employee directors in connection with their service on our board of directors. This would include expenses incurred for attending board or committee meetings. In addition, we provide liability-related insurance and indemnification benefits to our directors.

(2)	Raghav Chopra joined the board of directors on February 23, 2022, and therefore did not receive renumeration in 2021.

Executive Officer Service Agreements

Peter Wall

We entered into a consultancy agreement with Vernon Blockchain Inc. effective December 30, 2019, as well as a side letter agreement with Mr. Wall dated as of January 14, 2020, pursuant to which Mr. Wall serves as our Chief Executive Officer (the “Wall Agreement”). Under the terms of the Wall Agreement, Mr. Wall is entitled to receive a fee of £16,000 per month plus 10% in lieu of employment benefits, and has the opportunity to earn a bonus as determined by the board of directors. Mr. Wall may join any registered pension scheme that we establish in the future. Additionally, the Wall Agreement entitles Mr. Wall to certain enumerated employee benefits. The Company does not at this time maintain or provide any such benefits to employees or consultants. Accordingly, the parties have agreed that Mr. Wall will receive a temporary taxable stipend of £1,000 per month in lieu of the Company providing any employee benefits.

Either party may terminate Mr. Wall’s engagement by giving the other party not less than 52 weeks’ written notice, provided that we may terminate the services of Mr. Wall at any time with immediate effect for certain reasons including misconduct, criminal offense, disability, Mr. Wall’s bankruptcy, and the winding up of Vernon Blockchain Inc. The Wall Agreement also contains restrictive covenants pursuant to which Mr. Wall has agreed to refrain from competing with us or soliciting any persons who could materially damage our interests if involved in a competing business, for a period of six months following his termination of services.

Ian MacLeod

We entered into a consultancy agreement with Tenuous Holdings Ltd. effective January 1, 2020, as well as a side letter agreement with Mr. MacLeod dated as of January 1, 2020, pursuant to which Mr. MacLeod served as our executive director and Executive Chairman of the board of directors (the “MacLeod Agreement”). Mr. MacLeod ceased to be the Executive Chairman effective July 29, 2021, as described in the section titled “Certain 2021 Actions”. In respect of the termination of service, the Company paid Mr. MacLeod a fee of £132,000 in lieu of the notice period required in the MacLeod Agreement.

The MacLeod Agreement entitled Mr. MacLeod to receive a fee of £10,000 per month, and an opportunity to earn a bonus as determined by the board of directors. Mr. MacLeod was entitled to join any registered pension scheme that we established. Additionally, the MacLeod Agreement entitled Mr. MacLeod to certain enumerated employee benefits. The Company did not maintain or provide any such benefits to employees or consultants during Mr. MacLeod’s service. Accordingly, Mr. MacLeod received a temporary taxable stipend of £1,000 per month in lieu of the Company providing any employee benefits.

The MacLeod Agreement also contains restrictive covenants pursuant to which Mr. MacLeod has agreed to refrain from competing with us or soliciting any persons who could materially damage our interests if involved in a competing business, for a period of six months following his termination of employment.

Alex Appleton

We entered into a consultancy agreement with Appleton Business Advisors Limited effective September 4, 2020, pursuant to which Mr. Appleton serves as our Chief Financial Officer (the “Appleton Agreement”). The Appleton Agreement entitled Mr. Appleton to receive a fee of £8,500 per month until November 30, 2020 and £10,000 per month thereafter. Mr. Appleton may terminate the Appleton Agreement by not less than four weeks’ written notice, and we may terminate the Appleton Agreement by giving Mr. Appleton not less than fifty two weeks’ notice (or payment in lieu thereof) provided that we may terminate the services of Mr. Appleton at any time with immediate effect for certain reasons including misconduct, criminal offense, disability, Mr. Appleton’s bankruptcy, and the winding up of Appleton Business Advisors Limited. The Appleton Agreement also contains restrictive covenants pursuant to which Mr. Appleton has agreed to refrain from competing with us or soliciting any persons who could materially damage our interests if involved in a competing business, for a period of six months following his termination of employment.

Non-Executive Director Letter Agreements

We have entered into service contracts with our directors for their services, which are subject to a three-month termination period. There are no arrangements under which any non-executive director is entitled to receive compensation upon the early termination of his or her appointment.

Equity Compensation Arrangements

We have granted and expect to continue to grant share options and awards under our 2018 Equity Incentive Plan (the “2018 Plan”), including the UK Non-Tax Advantaged Sub-Plan maintained under the 2018 Plan (the “UK Sub-Plan”) and our 2021 U.S. Equity Incentive Plan (the “US Plan”).

The 2018 Plan

Our board of directors adopted the 2018 Plan on July 25, 2018.

Eligibility, Awards and Administration

Employees, consultants and directors of the Company and its affiliates, and certain other individuals designated by the board of directors who are expected to become employees, consultants or directors of the Company and its affiliates, are eligible to participate in the 2018 Plan. Under the 2018 Plan, our board of directors may grant stock option awards in order to attract and retain such persons who will contribute to our long-term success, to provide incentives that align the interests of such persons with those of the our shareholders, and to promote the success of our business. Grants under the 2018 Plan are subject to an overall limit and an individual limit. The overall limit applies, and an award may not be granted, if such grant would result in the total number of “dilutive shares” issued or subject to outstanding stock option awards under the 2018 plan exceeding 10% of the Company’s issued share capital. The individual limit generally provides that, other than in exceptional circumstances, the fair market value of ordinary shares subject to stock option awards made to an individual during any year may not exceed 200% of such individual’s salary or annual fee income. The 2018 Plan is administered by our board of directors or any committee to which it delegates such authority. The authority of the board of directors includes, among other things, the authority to make and amend rules and regulations for the administration of the 2018 Plan.

Vesting, Exercise and Clawback

The vesting schedule for each stock option granted under the 2018 Plan is set forth in the applicable stock option agreement. Upon vesting, stock options generally remain exercisable until the tenth anniversary of the grant date, subject to earlier termination upon a cessation of the optionholder’s services to the Company. As an alternative to exercising a stock option, the board of directors may permit an optionholder who holds a vested stock option to surrender such stock option in exchange for a cash payment equal to the difference between the exercise price that the optionholder would have been required to pay to exercise such stock option and the then-current fair market value of the ordinary shares subject to the surrendered stock option, less applicable tax withholding. The board of directors may specify in a stock option agreement that the optionholder’s rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain events, including without limitation, breach of non-competition, non-solicitation, confidentiality, or other restrictive covenants that are contained in the option agreement or otherwise applicable to the optionholder, a termination of the optionholder’s continuous service for “cause” (as defined in the 2018 Plan), or other conduct by the optionholder that is detrimental to our business or reputation.

If an optionholder dies or ceases to provide services while a stock option award is outstanding, such stock option award will lapse on a ratable basis based on the portion of the vesting period which remains. An optionholder (or the optionholder’s personal representative) may be permitted to exercise a stock option during a limited period of time after the optionholder’s termination of services. Such period of exercisability ranges from 90 days to 12 months and may occur immediately upon such termination or at a future time tied to either the date on which the stock options would have originally vested or the occurrence of certain specified corporate transactions. Whether and to what extent an optionholder may exercise a vested stock option after the applicable termination of services will depend on the circumstances of such termination.

Certain Transactions

Outstanding stock options will accelerate in full and vest upon certain change in control events described in the 2018 Plan. Upon the occurrence of any such change in control event, the board of directors has discretion, with at least ten days’ advance notice to optionholders, to cancel outstanding awards in exchange for payments to affected optionholders in cash, stock or a combination thereof.

Amendment and Termination

Our board of directors has the authority to amend, suspend, or terminate the 2018 Plan, except that an optionholder must consent to any amendment that would materially adversely affect the optionholder’s rights. Certain amendments to the 2018 Plan require shareholder approval, including the increase in the limit on the maximum number of shares issuable under the 2018 Plan and the reduction of the exercise price of a stock option. No new awards may be granted under the 2018 Plan while the 2018 Plan is suspended or after it is terminated, but awards previously granted may extend beyond the date of suspension or termination.

The UK Sub-Plan

Our board of directors adopted the UK Sub-Plan on July 25, 2018. The UK Sub-Plan includes substantially the same provisions as the 2018 Plan except those with respect to United Kingdom tax liabilities, including liabilities relating to the United Kingdom National Insurance contributions.

2021 U.S. Equity Incentive Plan

Our board of directors adopted the US Plan on July 26, 2021.

Eligibility, Awards and Administration

Employees, consultants and directors of the Company and its present and future divisions and affiliates are eligible to participate in the US Plan. Under the US Plan, our board of directors may grant non-qualified stock option awards in order to attract and retain such persons who will contribute to our long-term success, to provide incentives that align the interests of such persons with those of our shareholders, and to promote the success of our business. An award may not be granted if such grant would result in the total number of “dilutive shares” issued or subject to outstanding options under any equity compensation arrangements exceeding 10% of the Company’s issued share capital. The US Plan is currently administered by our board of directors and the board of directors may delegate its administrative authority under the plan to a committee. The authority of the board of directors includes, among other things, the authority to make and amend rules and regulations for the administration of the US Plan.

Vesting and Exercise

The vesting schedule for each stock option granted under the US Plan is set forth in the applicable option agreement. Upon vesting, stock options generally remain exercisable until the tenth anniversary of the grant date, subject to earlier termination upon a cessation of the optionholder’s services to the Company.

Unless otherwise provided in the option agreement, an optionholder (or the optionholder’s personal representative) may be permitted to exercise a stock option during a limited period of time after the optionholder’s termination of services. Such period of exercisability ranges from 90 days to 12 months, depending on the reason for the termination.

Certain Adjustments

If any change is made in the number of outstanding shares through the declaration of stock dividends, a stock split or a combination or exchange of shares, appropriate adjustments will be made in the number and price of shares subject to each outstanding award and the number of shares available for grant under the US plan; provided, however, that any fractional shares resulting from such adjustments will be eliminated.

Corporate Transactions

In the event of a proposed dissolution or liquidation of the Company, or certain other corporate transactions including but not limited to a split-up, split-off, spin-off, or a merger or consolidation of the Company with another corporation (other than certain mergers or consolidations in which the Company is the surviving corporation), our board of directors may provide that (i) the holders of then-exercisable stock options will have the right to exercise such options solely for the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable upon such dissolution, liquidation or other transactions; or (ii) each stock option award granted under the US Plan will terminate, with at least 10 day’s advance notice to optionholders informing them of the right to exercise during the 10-day period preceding such termination.

Amendment and Termination

Our board of directors has the authority to amend or terminate the US Plan, except that no suspension, termination, amendment or modification may adversely affect any stock options previously granted unless the written consent of the affected optionholders is obtained. No new options may be granted under the US Plan following the 10-year anniversary of its adoption by our board of directors.

The following table summarizes the number of ordinary shares underlying options granted to executive officers and non-executive directors as of December 31, 2021:

	ORDINARY	EXERCISE
	SHARES	PRICE		EXPIRATION
	UNDERLYING	PER ORDINARY		DATE
NAME	OPTIONS	SHARE (£)	GRANT DATE	(IF APPLICABLE)
Executive officers
Peter Wall	1,000,000	0.16	07/25/2018	07/25/2024
	3,700,000	0.07	02/05/2020	02/04/2030
Alex Appleton	1,250,000	1.57	09/22/2021	09/21/2031
	158,898	0.94	02/03/2021	02/02/2031
Non-executive directors(1)
Matthew Shaw	537,037	0.16	07/17/2019	07/17/2025
	294,048	0.07	02/05/2020	02/04/2030
	250,000	1.57	09/22/2021	09/21/2031
Maria Perella	500,000	1.57	09/22/2021	09/21/2031
Sarah Gow	500,000	1.57	09/22/2021	09/21/2031
(1)	Sarah Gow joined the board of directors on July 29, 2021, and therefore received remuneration for a partial year.

Pension, Retirement or Similar Benefits

We currently support the following pension related benefits: employees and non-executive directors located in the UK receive 4% in pension contributions, employees located in Canada receive only the mandatory CPP percentage and employees located in the U.S. receive a 6% employer match.

C.	Board Practices

Composition of our Board of Directors

As of December 31, 2021, our board of directors is composed of five members. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Our board of directors has determined that Maria Perrella, Sarah Gow and Matthew Shaw do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.

Committees of our Board of Directors

Our board of directors will have three standing committees: an audit committee, a remuneration committee and a nomination committee. Each of these committees will be governed by a charter that is consistent with applicable UK law and SEC and Nasdaq corporate governance rules which will be available on the Investors section of our website at www.argoblockchain.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this report, and you should not consider information on our website to be part of this report.

Audit Committee

As of December 31, 2021, our Audit Committee consists of Maria Perrella, Matthew Shaw and Sarah Gow. Maria Perrella serves as the chairman of the Audit Committee. Our board determined that all members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. Our board determined that Maria Perrella is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq corporate governance rules.

Our board determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

The Audit Committee will be responsible for, among other things:

●	the appointment, compensation, retention and oversight of the work and termination of any independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit services;
●	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
●	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;
●	reviewing and discussing with the executive officers, the board and the independent auditor our financial statements and our financial reporting process;
●	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy;
●	reviewing and overseeing the adequacy and effectiveness of our financial reporting and internal control policies and systems; and
●	reviewing and recommending amendments to the Code of Business Conduct and Ethics.

The Audit Committee will meet with such frequency and at such intervals as it determines necessary to carry out its duties and responsibilities and at such other times as the chairman of the Audit Committee shall think fit. The Audit Committee will meet at least once per year with our independent auditor, without our management being present.

Remuneration Committee

Our Remuneration Committee consists of Matthew Shaw, Maria Perrella and Sarah Gow. Sarah Gow serves as chairman of the committee.

The Remuneration Committee will be responsible for:

●	identifying, reviewing and proposing policies relevant to executive officer compensation;

●	evaluating each executive officer’s performance in light of such policies and reporting to the board;
●	determining any equity long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally; and
●	reviewing and assessing risks arising from our compensation policies and practices.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Sarah Gow, Matthew Shaw and Maria Perrella. Matthew Shaw serves as chairman of the committee. Our board intends to adopt a Nominating and Corporate Governance Committee charter setting forth the responsibilities, which include:

●	drawing up selection criteria and appointment procedures for board members;
●	recommending nominees for election to our board and its corresponding committees; and
●	assessing the functioning of individual members of board and executive officers and reporting the results of such assessment to the board.

Code of Conduct

We have adopted a Code of Business Conduct and Ethics, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. This Code of Business Conduct and Ethics will apply to all of our executive officers, board members and employees.

Terms of Directors

Our directors are not subject to a term of office and will hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind. See Item 6. A. “Directors and Senior Management” for additional information about our current directors and Item 7. B. “Related Party Transactions” for additional information about employment agreements for our executive officers.

D.    Employees

For the years ended December 31, 2021, 2020 and 2019, we had an average of twenty six, six and seven employees (including directors), respectively. As of December 31, 2021, we had 43 employees, two based in London. Below is a breakdown of employees by their departments as of December 31, 2020.

	Number of
Department	employees	% of total
Research and development and technology	3	7
Compliance, legal and finance	6	14
Business and customer support	6	14
Marketing	3	7
Operations	21	48
General and administration	4	10
Total	43	100.0%

E.    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2021 for:

●	each beneficial owner of 3% or more of our outstanding ordinary shares;
●	each of our directors and executive officers; and
●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of December 31, 2021. Percentage ownership calculations are based on ordinary shares outstanding as of December 31, 2021.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are of Argo Blockchain plc, 9th Floor, 16 Great Queen Street, London, WC2B 5DG, England. As of October 19, 2021, to our knowledge, 9,303 U.S. record holders held 37% of our issued and outstanding ordinary shares.

NUMBER OF
	ORDINARY SHARES	PERCENTAGE OF
	BENEFICIALLY	ORDINARY SHARES
NAME OF BENEFICIAL OWNER	OWNED	BENEFICIALLY OWNED
3% or Greater Shareholders:
BLOK ETF (Amplify Transformational Data Sharing ETF)1)	24,344,229	5.20%
Executive Officers and Directors:
Peter Wall	*	*
Sarah Gow	*	*
Matthew Shaw	*	*

* Represents beneficial ownership of less than one percent.

(1)	The address for Amplify Transformational Data Sharing ETF is 310 S. Hale Street, Wheaton, Illinois. Amplify Transformational Data Sharing ETF did not own any ordinary shares in November 2018.

Ordinary Shares

In accordance with our Articles of Association, the following summarizes the rights of holders of our ordinary shares:

●	each holder of our ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally;
●	each holder of the ordinary shares is entitled to receive notice of, attend, speak and vote at our general meetings; and
●	each holder of our ordinary shares is entitled to receive such dividends as are recommended by our directors and declared by our shareholders.

Options

As of December 31, 2021, there were options to purchase 17,093,076 ordinary shares outstanding with a weighted average exercise price of £0.80 per ordinary share. The options generally lapse between four and ten years from the date of grant.

For a summary of the options to purchase ordinary shares granted to executive officers and non-executive directors as of December 31, 2021 See Item 6. B. “Equity Compensation Arrangements.”

Warrants

As of December 31, 2021, there were warrants to purchase 595,812 ordinary shares outstanding with a weighted average exercise price of £1.23 per ordinary share. The warrants lapse between three and five years from the date of grant.

Item 7.         Major Shareholders and Related Party Transactions

A.    Major Shareholders

See Item 6. E. “Share Ownership.”

B.    Related Party Transactions

The following is a description of our related party transactions since January 1, 2019.

Certain of these related party transactions relate to the following former directors during their time as directors of the Company: Jonathan Bixby, a director of the Company from February 2, 2018 until May 16, 2019; Mike Edwards, a director of the Company from February 2, 2018 until January 27, 2020; and Timothy Le Druillenec, a director of the Company from December 5, 2017 until June 25, 2020.

Certain of these related party transactions relate to the following member of the management team: Inderpreet Hothi, the Company’s Chief Technology Officer.

Founder Agreement

On February 8, 2018, we entered into an agreement with Durban Holdings, Inc., a company under the joint ownership and control of Jonathan Bixby and Mike Edwards, at the time each a director of the Company, August First Ventures, White Umbrella Consulting Inc., IronPort Blockchain Financial Inc., Second Wave Capital LP, Plum Capital, Adrian Beeston and Andrew Frangos, a director and shareholder in Cornhill Capital Limited, which was previously appointed as the Company’s financial broker (together, the “Founder Shareholders”) pursuant to which we agreed to pay the Founder Shareholders a total amount of £95,000, allocated between the Founder Shareholders pro rata to their respective percentage shareholdings in the Company in consideration for their efforts to enable the Company to enter into (x) certain memorandum of understanding and (y) a media buying contract with Flatiron Collective, Inc.

Fixed Assets

In 2018, we paid £93,323 in respect of equipment bought for, and expenses incurred on behalf of, the Company by Vernon Blockchain Inc., of which Peter Wall is the sole shareholder and a director.

Advertising Services

In 2018, we paid £83,780 for advertising services to Stanley Park Ventures, of which Jonathan Bixby, at the time a director of the Company, was a director.

Rental Agreements

The Company rented office space in London, England from Dukemount Capital plc, of which Timothy Le Druillenec, at the time a director of the Company, was a director, for £4,620, £3,300 and £275 in 2018, 2019 and 2020, respectively. The agreement has been terminated.

The Company rented office space in Quebec, Canada from Vernon Blockchain Inc., of which Peter Wall is the sole shareholder and a director, for £30,471, £9,314 and £20,876 in 2018, 2019 and 2020, respectively.

Each of these agreements was negotiated on an arm’s length basis and the agreements do not contain long-term commitments.

Protos Asset Management

In 2019 and 2020, we obtained services related to crypto portfolio management from Protos Asset Management, a company founded by Matthew Shaw. We paid Protos Asset Management a monthly management fee based on a prescribed formula in the agreement, which amounted to $5,000 per month. In addition, we paid Protos Asset Management a percentage performance fee equal to 20% of the increase in net asset value. In 2019, for the period in which Mr. Shaw was a director of the Company, we paid £83,553 in management fees and percentage performance fees. In 2020, we paid £22,715 in management fees and percentage performance fees. This service agreement was terminated in 2020.

In 2019, we entered into a short-term loan agreement with Protos Cryptocurrency Master Fund II, a fund managed by Protos Asset Management, providing for a loan to the Company with an aggregate principal amount of $1 million and an interest rate of 2% per month. This loan was fully repaid in June 2020.

Agreements with Board Members and Executive Officers

In 2019, we paid: £413,340 to Possibilities Training Group Ltd in respect of the fees, including termination payments paid in lieu of notice, of Jonathan Bixby (2018: £208,612); £343,555 to MSE Management Inc. in respect of the fees, including termination payments paid in lieu of notice, of Mike Edwards (2018: £208,982); and, £250,218 to Blockchain Consulting in respect of fees of Inderpreet Hothi (2018: £134,706).

Executive Officer Service Agreements

Peter Wall

We entered into a consultancy agreement with Vernon Blockchain Inc. effective December 30, 2019, as well as a side letter agreement with Mr. Wall dated as of January 14, 2020, pursuant to which Mr. Wall serves as our Chief Executive Officer (the “Wall Agreement”). Under the terms of the Wall Agreement, Mr. Wall is entitled to receive a fee of £16,000 per month, and has the opportunity to earn a bonus as determined by the board of directors. Mr. Wall may join any registered pension scheme that we establish in the future. Additionally, the Wall Agreement entitles Mr. Wall to certain enumerated employee benefits. The Company does not at this time maintain or provide any such benefits to employees or consultants. Accordingly, the parties have agreed that Mr. Wall will receive a temporary taxable stipend of £1,000 per month in lieu of the Company providing any employee benefits.

Either party may terminate Mr. Wall’s engagement by giving the other party not less than 52 weeks’ written notice, provided that we may terminate the services of Mr. Wall at any time with immediate effect for certain reasons including misconduct, criminal offense, disability, Mr. Wall’s bankruptcy, and the winding up of Vernon Blockchain Inc. The Wall Agreement also contains restrictive covenants pursuant to which Mr. Wall has agreed to refrain from competing with us or soliciting any persons who could materially damage our interests if involved in a competing business, for a period of six months following his termination of services.

Ian MacLeod

We entered into a consultancy agreement with Tenuous Holdings Ltd. effective January 1, 2020, as well as a side letter agreement with Mr. MacLeod dated as of January 1, 2020, pursuant to which Mr. MacLeod served as our executive director and Executive Chairman of the board of directors (the “MacLeod Agreement”). Mr. MacLeod ceased to be the Executive Chairman effective July 29, 2021, as described in the section titled “Certain 2021 Actions”. In respect of the termination of service, the Company paid Mr. MacLeod a fee of £132,000 in lieu of the notice period required in the MacLeod Agreement.

The MacLeod Agreement entitled Mr. MacLeod to receive a fee of £10,000 per month, and an opportunity to earn a bonus as determined by the board of directors. Mr. MacLeod was entitled to join any registered pension scheme that we established. Additionally, the MacLeod Agreement entitled Mr. MacLeod to certain enumerated employee benefits. The Company did not maintain or provide any such benefits to employees or consultants during Mr. MacLeod’s service. Accordingly, Mr. MacLeod received a temporary taxable stipend of £1,000 per month in lieu of the Company providing any employee benefits.

The MacLeod Agreement also contains restrictive covenants pursuant to which Mr. MacLeod has agreed to refrain from competing with us or soliciting any persons who could materially damage our interests if involved in a competing business, for a period of six months following his termination of employment.

Alex Appleton

We entered into a consultancy agreement with Appleton Business Advisors Limited effective September 4, 2020, pursuant to which Mr. Appleton serves as our Chief Financial Officer ( the “Appleton Agreement”).

The Appleton Agreement entitled Mr. Appleton to receive a fee of £8,500 per month until November 30, 2020 and £10,000 per month thereafter. Mr. Appleton may terminate the Appleton Agreement by giving the not less than four weeks’ written notice, and we may terminate the Appleton Agreement by giving Mr. Appleton not less than fifty two weeks’ notice (or payment in lieu thereof) provided that we may terminate the services of Mr. Appleton at any time with immediate effect for certain reasons including misconduct, criminal offense, disability, Mr. Appleton’s bankruptcy, and the winding up of Appleton Business Advisors Limited. The Appleton Agreement also contains restrictive covenants pursuant to which Mr. Appleton has agreed to refrain from competing with us or soliciting any persons who could materially damage our interests if involved in a competing business, for a period of six months following his termination of employment.

Non-Executive Director Letter Agreements

We have entered into service contracts with our directors for their services, which are subject to a three-month termination period. There are no arrangements under which any non-executive director is entitled to receive compensation upon the early termination of his or her appointment.

Indemnification Agreements

We have entered into indemnification agreements with our board members and executive officers. Our Articles of Association allow us to indemnify our board members and executive officers to the fullest extent permitted by law, subject to certain exceptions. See Item 6. C. “Employment Agreements and Indemnification Agreements” for a description of these indemnification agreements.

Related Person Transaction Policy

Our board of directors has adopted a written statement of policy regarding transactions with related persons (the “Related Person Policy”). Our Related Person Policy requires that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to the board of directors any “related person transaction” (defined as any transaction or any material amendment or modification to an existing Related Person Transaction that is not in the ordinary course of business and not on normal market terms, in which we were or are to be a participant and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors, as applicable. It is our policy that directors interested in a related person transaction will recuse

C.    Interests of experts and counsels

Not applicable.

Item 8.      Financial Information

A.    Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for the Company’s Consolidated Financial Statements including the Notes thereto and reports of its independent registered accounting firms. The Company has not yet implemented a formal policy on dividend distributions.

B.    Significant Changes

No significant changes, except as disclosed in the annual report, have occurred since December 31, 2021, the date of the financial statements included in this annual report on Form 20-F.

Item 9.      The Offer and Listing

A.    Offer and Listing Details

The Company’s American Depositary Shares are listed on the Nasdaq Global Select Market under the symbol “ARBK”.

The Company’s 8.75% Senior Notes due 2026 trade on the Nasdaq Global Select Market under the symbol “ARBKL”.

The Company’s Ordinary Shares are listed on the London Stock Exchange Main Market under the symbol “ARB” and on the OTCQX(R) Best Market under the symbol “ARBKE”.

B.    Plan of Distribution

Not applicable.

C.     Markets

See Item 9. A. “Offer and Listing Details.”

D.     Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the Issue

Not applicable.

Item 10.       Additional Information

A.     Share Capital

Not applicable.

B.     Memorandum and Articles of Association

The information set forth under “Articles of Association” on page 117 of the Company’s registration statement on Form F-1 (File Number 333-2258926), effective September 22, 2021 is incorporated herein by reference.

Articles of Association

Shares and Rights Attaching to Them

Objects

The objects of our Company are unrestricted.

Share Rights

Subject to the Companies Act and any rights attaching to shares already in issue, our shares may be issued with or have attached to them any rights and restrictions as we may by ordinary resolution of the shareholders determine or, in the absence of any such determination, as our board of directors may determine.

Voting Rights

Subject to the provisions of the Companies Act and any restrictions imposed in our Articles of Association and any rights or restrictions attached to any class of shares of our share capital, the general voting rights attaching to the shares are that on a poll every shareholder present in person or by proxy and entitled to vote has one vote for every share of which he is a holder.

Restrictions on Voting

No shareholder shall be entitled to be present or to be counted in the quorum or vote, either in person or by proxy, at any general meeting or at any separate class meeting of the holders of a class of shares or on a poll or to exercise other rights conferred by the shareholders in relation to the meeting or poll, unless all calls or other monies due and payable in respect of the shareholder’s shares have been paid up.

The board of directors may from time to time make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall (subject to at least 14 clear days’ notice specifying the time or times and place of payment) pay at the time or times so specified the amount called on their shares.

If a shareholder or a person appearing to be interested in shares held by that shareholder has been issued with a notice under section 793 of the Companies Act (“Section 793 Notice”) by the Company and has failed in relation to those shares (“Default Shares” which expression includes any shares issued after the date of such notice in right of those shares) and has failed to respond to the Section 793 Notice by not providing the information required within 14 days following the date of service of the notice, the member holding the Default Shares shall not be entitled in respect of the Default Shares to be present or to vote (either in person or representative or proxy) at a general meeting or a separate meeting of the holders of the same class of shares, or on a poll or to exercise other rights conferred by virtue of being a shareholder of the Company. The restriction on voting shall cease to apply : (i) if the shares are transferred by means of an excepted transfer but only in respect of the shares transferred; or (ii) at the end of the period of seven days (or such shorter period as the board of directors may determine) following receipt by the Company of the information required by the Section 793 Notice and the board of directors being fully satisfied that such information is full and complete.

Dividends

We may, subject to the provisions of the Companies Act and the Articles of Association, declare dividends out of profits available for distribution in accordance with the respective rights and priorities of the shareholders and no such dividend shall exceed the amount recommended by the board of directors.

Subject to the rights or privileges attached to any shares carrying a preferential or special rights to dividends, all dividends shall be declared and paid according to the amounts paid up on the shares and shall be apportioned and paid pro rata according to the amounts paid up on the shares during any part of the period in respect of which the dividend is paid, except that if any share is issued on terms providing that it carried any particular dividend rights, such share will rank for the dividend accordingly.

Subject to the provisions of the Companies Act and the Articles of Association, the board of directors may from time to time pay shareholders such interim dividends as appears to the board of directors to be justified by the profits available for distribution. If the share capital is divided into different classes, the board of directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The board of directors may also pay half yearly, or at other suitable intervals to be settled by them, any fixed rate dividend if in the opinion of the board of directors the distributable profits justify the payment and if permitted by the Companies Act.

The board of directors may deduct from any dividend or other money payable to any person on or in respect of a share all such sums as may be due from such shareholder to the Company on account of calls or otherwise in relation to the shares of the Company.

Subject to any special rights attaching to or the terms of issue of any share, no dividend or other moneys payable by us on or in respect of any share shall bear interest against us. Any dividend unclaimed after a period of 12 years from the date such dividend became due for payment shall, if the board of directors so resolve, be forfeited and shall revert to us absolutely.

Dividends may be declared or paid in any currency and the board may decide the rate of exchange for any currency conversions that may be required, and how any costs involved are to be met.

The board of directors may, by ordinary resolution of the Company, direct (or in the case of an interim dividend may without the authority of an ordinary resolution direct) that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of such ways. Dividends may be declared or paid in any currency and the board may decide the rate of exchange for any currency conversions that may be required, and how any costs involved are to be met.

If a notice in respect of an excepted transfer has been served on a shareholder by the Company who holds at least 0.25% in nominal value of the issued shares of their class, the payment of any dividend declared and which is payable in respect of the Default Shares will be withheld by the Company, and no interest will be payable on it, and the shareholder is not entitled to elect to receive shares instead of the dividend. The withholding of the dividend shall cease to apply seven days after the earlier of receipt by the Company of (i) notice of registration of an excepted transfer of the Default Shares and (ii) all information required by the Section 793 Notice, in a form satisfactory to the board of the Company, in relation to any Default Shares.

Change of Control

There is no specific provision in our Articles of Association that would have the effect of delaying, deferring or preventing a change of control.

Depositary Arrangements

The Articles of Association have been amended to provide for depositary arrangements and allow for the operation of the deposit agreement with the depositary, as well as a number of amendments that have been made to the Articles of Association to facilitate the acquisition of stock through ADRs, including a requirement to vote on poll.

Distributions on Winding Up

If the Company is wound up (whether the liquidation is voluntary, under supervision or by the court) the liquidator may, with the authority of a special resolution, divide among the shareholders whose names are entered on the register of members of the Company at the date of winding up, in specie or kind the whole or any part of the assets of the Company. Whether or not the assets consist of property of one kind or of different kinds the liquidator can set such value as he deems fair upon any one or more class or classes of property and can determine how such division is carried out as between such members or different classes of members. If any such division shall be other than in accordance with the existing rights of such members, every member shall have the same right of dissent and other ancillary rights as if the resolution were a special resolution passed in accordance with section 110 of the Insolvency Act 1986. The liquidator may also, with the authority of a special resolution, vest any part of the assets in trustees upon such trusts for the benefit of such members as the liquidator thinks fit. The liquidation of the Company may then be closed and the Company dissolved, but no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

Variation of Rights

Subject to the provisions of the Companies Act, whenever the share capital is divided into different classes of shares, all or any of the rights or privileges attached to any class may, whether or not the Company is being wound up, be modified, varied, extended, abrogated or surrendered either in the manner provided by such rights or (in the absence of such provision) with the written consent of the shareholders of at least three-fourths in nominal value of the issued shares of that class (excluding any shares held as treasury shares) or by special resolution passed at a separate general meeting of the holders of such shares. The Companies Act provides a right to object to the variation of the share capital by the shareholders who did not vote in favor of the variation. Should an aggregate of 15% of the shareholders of the issued shares in question apply to the court within 21 days of consent being given to the variation to have the variation cancelled, the variation shall have no effect unless and until it is confirmed by the court.

Alteration to Share Capital

We may, by ordinary resolution of shareholders, consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares, or sub-divide our shares or any of them into shares of a smaller nominal value. We may, by special resolution of shareholders, confirmed by the court, reduce our share capital or any capital redemption reserve or any share premium account in any manner authorized by the Companies Act. We may redeem or purchase all or any of our shares (provided at least one non-redeemable share is in issue following a reduction in capital) as described in “- Other UK Law Considerations - Purchase of Own Shares.”

Preemption Rights

In certain circumstances, our shareholders may have statutory preemption rights under the Companies Act in respect of the allotment of new shares as described in “- Preemptive Rights” and “- Differences in Corporate Law - Preemptive Rights” in this section.

 Transfer of Shares

Any certificated shareholder may transfer all or any of his shares by an instrument of transfer in writing in any usual or common form or in any other manner approved by the board of directors. Any written instrument of transfer shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee.

All transfers of uncertificated shares shall be made in accordance with and subject to the provisions of the Uncertificated Securities Regulations 2001 and the facilities and requirements of its relevant system. The Uncertificated Securities

Regulations 2001 permit shares to be issued and held in uncertificated form and transferred by means of a computer-based system.

The board of directors may decline to register any transfer of any share held in certificated form unless:

●	it is for a share which is fully paid up;
●	it is for a share upon which the Company has no lien;
●	it is only for one class of share;
●	it is in favor of not more than four joint transferees;
●	it is duly stamped (if required);
●	it being subject to an excepted transfer, is:
●	pursuant to a takeover offer for the Company as defined in section 974 of the Companies Act;
●	as a consequence of a sale made through Nasdaq or a recognized investment exchange (as defined in the Financial Services and Markets Act 2000) or another stock exchange outside of the United Kingdom on which shares in the capital of the Company are normally traded; or
●	a transfer which is shown to the satisfaction of the board of the Company to be made in consequence of a bona fide sale of the whole of the beneficial interest in the shares to a person who is unconnected with the shareholder and with any other person appearing to be interested in the shares,
●	it is lodged at our registered office or such other place as the board of directors may decide, accompanied by the certificate for shares to which it relates (except in the case of a transfer by a recognized person to whom the certificate and to whom a certificate was issued) and such other evidence (if any) as the board of directors may reasonably require to prove the title of the transferor or, if the transfer is executed by some other person on his behalf, the authority of that person to do so.

Shareholder Meetings

Annual General Meetings

In accordance with the Companies Act, we are required in each year to hold an annual general meeting in addition to any other general meetings in that year and to specify the meeting as such in the notice convening it. The annual general meeting shall be convened whenever and wherever the board of directors sees fit, subject to the requirements of the Companies Act, as described in “- Differences in Corporate Law - Annual General Meeting” and “- Differences in Corporate Law - Notice of General Meetings” below. In addition, customary amendments have been made to the Articles of Association to provide for hybrid and electronic meetings of the members at which members can participate from more than one location.

Notice of General Meetings

The arrangements for the calling of general meetings are described in “- Differences in Corporate Law -  Notice of General Meetings” below.

Quorum of General Meetings

No business shall be transacted at any general meeting unless a quorum is present. Except as otherwise provided by the Articles of Association, at least two shareholders present in person or by proxy or as a representative of a corporation which is a shareholder and entitled to vote shall be a quorum for all purposes. If within half an hour from the time appointed for the holding of a general meeting a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall be adjourned to the same day in the next week at the same time and place, or to such other day any at such other time and place as the board of directors may determine. If at an adjourned meeting a quorum is not present within 15 minutes from the time appointed for holding the meeting, the member or members present in person or by proxy and entitled to vote will have the power to decide upon all matters that could properly have been disposed of at the meeting as originally convened.

Class Meetings

The provisions in our Articles of Association relating to general meetings apply to every separate general meeting of the holders of a class of shares except that:

●	the quorum for such class meeting shall be two holders in person or by proxy representing not less than one-third in nominal value of the issued shares of the class (excluding any shares held in treasury); and
●	if at any adjourned meeting of such holders a quorum is not present at the meeting, one holder of shares of the class present in person or by proxy at an adjourned meeting constitutes a quorum.

Directors

Number of Directors

Our board of directors is not subject to any maximum but shall not have less than two directors. We may, by ordinary resolution of the shareholders, vary the minimum and/or determine a maximum number of directors from time to time.

Retirement and Appointment of Directors

If a director was appointed by the board, at the next annual general meeting after his appointment, he shall retire from office and be eligible for reappointment. At the third annual general meeting after an annual general meeting or general meeting at which the director was appointed or reappointed, such director will retire from office and be eligible for reappointment.

Any director who has held office with us (other than employment or executive office) for nine years or more as at the date of any annual general meeting, will be subject to reappointment at each annual general meeting.

The shareholders may, at the meeting at which a director retires, fill the vacated office by electing a person and in default the retiring director shall, if willing to continue to act, be deemed to have been reappointed, unless at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such director shall have been put to the meeting and lost.

No person other than a director retiring, by rotation or otherwise, may be appointed or reappointed as a director at any general meeting unless: (i) he is recommended by the directors for appointment or not fewer than seven nor more than 42 clear days before the date of the meeting; and (ii) we receive notices in writing given by (a) a shareholder duly qualified to be present and to vote at that meeting, containing his intention to propose the person for appointment stating the required particulars for the purposes of our register of directors; and (b) the person proposed as a director stating his willingness to be elected.

At a general meeting, a motion for the appointment of two or more persons as directors by a single resolution will be void unless a resolution that it is so made has been first agreed to by the meeting without any vote being given against it.

We and our board of directors each have the power to appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing board of directors but so that the total number of directors does not exceed the maximum number fixed by or in accordance with our Articles of Association. Any director so appointed by the board of directors shall retire from office at the next annual general meeting. Such a director is eligible for election at that meeting but shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at such meeting.

The board of directors may from time to time appoint one of more of their body to be the holder of an executive office on such terms as they think fit.

Directors’ Interests

A director may hold any other office or employment with the Company, other than the office of auditor, in conjunction with his office of director and may act in a professional capacity to the Company, on such terms as to tenure of office, remuneration and otherwise as the board of directors may determine.

Subject to the provisions of the Companies Act and the Articles of Association, no director or intended director is disqualified by his office from contracting with the Company either with regard to his tenure or any other office or employment, or as seller, purchase or otherwise. No such contract, or any contract or arrangement entered into by or on behalf of the Company in which any director is in any way, whether directly or indirectly, interested, is liable to be avoided, nor is any director so contracting or being so interested obliged to account to the Company for any profit realized from any such contract or arrangement by reason of the director holding that office or of his fiduciary relationship with the Company.

Any director may continue to be or become a director or other officer, employee or member of or otherwise interested in any other company promoted by the Company or in which the Company may be interested, as a seller, member or otherwise, or which is a holding company of the Company or a subsidiary of any such holding company. No such director is accountable for any remuneration or other benefits received by him as a director or other officer or member of, or from his interest in, any such other company. The board of directors may exercise the voting power conferred by the shares in any other company held or owned by the Company, or exercisable by the directors of such other company, in such manner in all respects as they think fit, subject to any relevant restrictions set out in the Articles of Association.

A director who is in any way, whether directly or indirectly, interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement, with the Company must declare the nature of his interest at a meeting of the board of directors. In the case of a proposed contract, transaction or arrangement, the declaration must be made at the meeting of the board of directors at which the question of entering into the contract, transaction or arrangement is first taken into consideration or, if the director was not at the date of that meeting interested in the proposed contract, transaction or arrangement, at the next meeting of the board of directors held after he became so interested. In the case where the director becomes interested in a contract, transaction or arrangement after it is made, the declaration must be made at the first meeting of the board of directors held after the director becomes so interested. In a case where the director is interested in a contract, transaction or arrangement which has been made before he was appointed a director, the declaration must be made at the first meeting of the board of directors held after he is so appointed.

Except as provided in the Articles of Association, a director shall not vote at a meeting of the board or of a committee of the board of directors on any resolution concerning a matter in which he has a material interest (other than an interest in shares or debentures or other securities of or in the Company) and which conflicts or may conflict with the interests of the Company. A director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

Notwithstanding the foregoing, a director shall be entitled to vote and be counted in the quorum in respect of any resolution concerning any of the following matters:

●	the giving of any security, guarantee or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;
●	the giving of any security, guarantee or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the director himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;
●	any proposal concerning an offer of shares of debentures or other securities of or by the Company or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant as a holder of such shares, debentures or other securities or in its underwriting of sub-underwriting;

●	any contract, arrangement or transaction or other proposal concerning any other company in which he holds an interest not representing 1% or more of any class of the equity share capital (calculated exclusive of any shares of that class held as treasury shares) of such company, or of any third company through which his interest is derived, or of the voting rights available to members of the relevant company, any such interest being deemed to be a material interest in all circumstances;
●	any contract, arrangement or transaction or other proposal concerning the adoption, modification or operation of a superannuation fund or retirement, death or disability benefits scheme under which he may benefit and which has been approved by or is subject to and conditional upon approval by HM Revenue & Customs;
●	any contract, arrangement, transaction or other proposal concerning the adoption, modification or operation of a scheme for enabling employees including full time executive directors of the Company and/or any subsidiary to acquire shares of the Company or any arrangement for the benefit of employees of the Company or any of its subsidiaries, which does not award him any privilege or benefit not awarded to the employees to whom such scheme relates; or
●	any contract, arrangement, transaction or other proposal concerning the insurance which the Company proposes to maintain or purchase for the benefit of the directors or for the benefit of persons including the directors.

If a question arises at a meeting as to the materiality of a director’s interests or as to the entitlement of any director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question must be referred to the chairman of the meeting, and his ruling in relation to the other director shall be final and conclusive except in a case where the nature or extent of the interest of the director concerned has not been fairly disclosed. If the question relates to the chairman, it must be referred to such other director present at the meeting, other than the chairman, as the directors present appoint.

The directors may provide or pay pensions, annuities, gratuities and superannuation or other allowances or benefits to any director, ex-director, employee or ex-employee of the Company or any of its subsidiaries or to the spouse, civil partner, children and dependents of any such director, ex-director, employee or ex-employee.

Directors’ Fees and Remuneration

The directors are entitled to fees (in addition to salaries) at such rate as may from time to time be determined by the board of directors provided that the aggregate of all such fees so paid to directors shall not exceed £500,000 (five hundred thousand pounds) per annum, or such additional sum as may from time to time be determined by ordinary resolution of the shareholders.

The Company by ordinary resolution may also vote extra fees to the directors which will, unless otherwise determined by the resolution by which it is voted, be divided among the directors as they may agree, or failing agreement, equally.

Any director who serves on any committee or who devotes special attention to the business of our company, or who otherwise performs services which in the opinion of the directors are outside the scope of the ordinary duties of a director, may be paid such extra remuneration by way of salary, commissions, participation in profits or otherwise as the directors may determine.

The directors are entitled to be paid all traveling, hotel and other expenses properly incurred by them in connection with the business of the Company or in attending and returning from meetings of the board of directors or of committees of the board of directors or general meetings.

Borrowing Powers

Subject to the provisions of the Companies Act, the board of directors may exercise all the powers of the Company to borrow money and to mortgage or charge our undertaking, property and assets and uncalled capital or any part thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of us or of any third party.

CREST

The board of directors may implement such arrangements as they think fit in order for any class of shares to be held in uncertificated form and for title to those shares to be transferred by means of a system such as CREST (being a computerized paperless share transfer and settlement system that allows shares to be transferred by electronic means) in accordance with the Uncertificated Securities Regulations 2001 and the Company will not be required to issue a certificate to any person holding such shares in uncertificated form.

Indemnity

Subject to the provisions of the Companies Act, every director, alternate director, secretary or other officer (other than any person (whether an officer or not) engaged by the Company as auditor) shall be indemnified out of the assets of the Company against all costs, charges, expenses, losses and liabilities incurred in connection with the execution of his duties or the exercise of his powers or otherwise in relation to them, including any liability for negligence, default, breach of duty or breach of trust by him in relation to anything done or omitted to be done or alleged to have been done or omitted to be done by him as a director. Subject to the provisions of the Companies Act, the Company may purchase and maintain for the benefit of any director, secretary or other officer, insurance against any liability which by virtue of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust which he may be guilty in relation to the Company.

Other UK Law Considerations

Mandatory Purchases and Acquisitions

Pursuant to Sections 979 to 991 of the Companies Act, where a takeover offer has been made for us and the offeror has acquired or unconditionally contracted to acquire not less than 90% in value of the shares to which the offer relates and not less than 90% of the voting rights carried by those shares, the offeror may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire that he wishes to acquire, and is entitled to so acquire, those shares on the same terms as the general offer. The offeror would do so by sending a notice to the outstanding minority shareholders telling them that it will compulsorily acquire their shares.

Such notice must be sent within three months of the last day on which the offer can be accepted in the prescribed manner or if earlier, and the offer is not one to which section 943(1) of the Companies Act applies, within the period of six months beginning with the date of the offer. The squeeze out of the minority shareholders can be completed at the end of six weeks from the date the notice has been given, subject to the minority shareholders failing to successfully lodge an application to the court to prevent such squeeze out any time prior to the end of those six weeks following which the offeror can execute a transfer of the outstanding shares in its favor and pay the consideration to us, which would hold the consideration on trust for the outstanding minority shareholders. The consideration offered to the outstanding minority shareholders whose shares are compulsorily acquired under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.

Sell Out

The Companies Act also gives our minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of our shares. The holder of shares to which the offer relates, and who has not otherwise accepted the offer, may require the offeror to acquire his shares if, prior to the expiry of the acceptance period for such offer, (1) the offeror has acquired or unconditionally agreed to acquire not less than 90% in value of the voting shares, and (2) not less than 90% of the voting rights carried by those shares. The offeror may impose a time limit on the rights of minority shareholders to be bought out that is not less than three months after the end of the acceptance period. If a shareholder exercises his rights to be bought out, the offeror is required to acquire those shares on the terms of this offer or on such other terms as may be agreed.

Disclosure of Interest in Shares

Pursuant to Part 22 of the Companies Act, we are empowered by notice in writing to require any person whom we know or have reasonable cause to believe to be interested in our shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to us particulars of that person’s interest and (so far as is within his knowledge) particulars of any other interest that subsists or subsisted in those shares.

Under our Articles of Association, if a person defaults in supplying us with the required particulars in relation to the shares in question, or default shares, within the prescribed period, the directors may by notice direct that:

●	in respect of the default shares, the relevant shareholder shall not be entitled to vote (either in person or by representative or proxy) at any general meeting or to exercise any other right conferred by a shareholding in relation to general meetings; and
●	where the default shares represent at least 0.25% in nominal value of the issued shares of their class, (a) any dividend or other money payable in respect of the default shares shall be retained by us without liability to pay interest and/or (b) no transfers by the relevant shareholder of any default shares may be registered (unless the shareholder himself is not in default and the shareholder provides a certificate, in a form satisfactory to the directors, to the effect that after due and careful enquiry the shareholder is satisfied that none of the shares to be transferred are default shares).

Pursuant to the Disclosure Guidance and Transparency Rules of the UK Financial Conduct Authority (“DTRs”), a shareholder of a company incorporated in the United Kingdom and whose shares are admitted to trading on a regulated market (as our shares are by virtue of their admission to the Standard segment of the Official List and to trading on the Main Market of the London Stock Exchange) is required to notify the Company, as soon as possible and in any event within two trading days, of the percentage of voting rights that shareholder holds or is deemed to hold through his direct and indirect holding of financial instruments (as more particularly set out in the DTRs), or a combination of such holdings, if the percentage of those voting rights (aggregated if required by the DTRs):

(1)	reaches, exceeds or falls below 3%, 4%, 5%, 6%, 7%, 8%, 9%, 10% and each 1% threshold thereafter up to 100% as a result of an acquisition or disposal of shares or financial instruments;
(2)	reaches, exceeds or falls below an applicable threshold in (1) as a result of events changing the breakdown of voting rights and on the basis of information disclosed by the issuer in accordance with the DTRs.

Upon receipt of a notification from a shareholder, the Company must, as soon as possible and in any event by not later than the end of the trading day following receipt of the notification make public all of the information contained in the notification.

Purchase of Own Shares

Under the laws of England and Wales, a limited company may only purchase its own shares out of the distributable profits of the company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, subject to complying with procedural requirements under the Companies Act and provided that they are not restricted from doing so by their articles of association. A limited company may not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully paid in order to be repurchased.

Any such purchase will be either a “market purchase” or “off market purchase,” each as defined in the Companies Act. A “market purchase” is a purchase made on a “recognized investment exchange” (other than an overseas exchange) as defined in the UK Financial Services and Markets Act 2000, as amended, or FSMA. An “off market purchase” is a purchase that is not made on a “recognized investment exchange.” Both “market purchases” and “off market purchases” require prior shareholder approval by way of an ordinary resolution. In the case of an “off market purchase,” a company’s shareholders, other than the shareholders from whom the company is purchasing shares, must approve the terms of the contract to purchase shares and in the case of a “market purchase,” the shareholders must approve the maximum number of shares that can be purchased and the maximum and minimum prices to be paid by the company. Both resolutions authorizing “market purchases” and “off-market purchases” must specify a date, not later than five years after the passing of the resolution, on which the authority to purchase is to expire.

Distributions and Dividends

Under the Companies Act, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves (on a non-consolidated basis). The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to us and to each of our subsidiaries that has been incorporated under the laws of England and Wales.

It is not sufficient that we, as a public company, have made a distributable profit for the purpose of making a distribution. An additional capital maintenance requirement is imposed on us to ensure that the net worth of the Company is at least equal to the amount of its capital. A public company can only make a distribution:

●	if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called up share capital and distributable reserves; and
●	if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of the net assets to less than that total.

City Code on Takeovers and Mergers

As a public company incorporated in England and Wales with our registered office in England and Wales and that has shares admitted to the Official List and traded on the London Stock Exchange, we are subject to the UK City Code on Takeovers and Mergers (the “City Code”), which is issued and administered by the UK Panel on Takeovers and Mergers (the “Panel”). The City Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the City Code contains certain rules in respect of mandatory offers. Under Rule 9 of the City Code, if a person:

●	acquires an interest in our shares which, when taken together with shares in which he or persons acting in concert with him are interested, carries 30% or more of the voting rights of our shares;
●	who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights of our shares, and such persons, or any person acting in concert with him, acquires additional interests in shares that increase;
●	the percentage of shares carrying voting rights in which that person is interested; or
●	the acquirer and depending on the circumstances, its concert parties, would be required (except with the consent of the Panel) to make an offer for our outstanding shares in cash or be accompanied by a cash alternative at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

Shareholder Rights

Certain rights granted under the Companies Act, including the right to requisition a general meeting or require a resolution to be put to shareholders at the annual general meeting, are only available to our shareholders. For English law purposes, our shareholders are the persons who are registered as the owners of the legal title to the shares and whose names are recorded in our share register. If a person who holds their ADSs in DTC wishes to exercise certain of the rights granted under the Companies Act, they may be required to first take steps to withdraw their ADSs from the settlement system operated by DTC and become the registered holder of the shares in our share register. A withdrawal of shares from DTC may have tax implications.

Differences in Corporate Law

The applicable provisions of the Companies Act differ from laws applicable to U.S. corporations and their shareholders. See “Exhibit 15.1 — Differences in Corporate Law” for a summary of certain differences between the provisions of the Companies Act applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. Such summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and the laws of England and Wales.

C.    Material Contracts

Related Party Agreements

For a discussion of the Company’s related party transactions, please see Item 7. A. “Related Party Transactions” and “Notes to the Consolidated Financial Statements—31. Related Party Transactions.”

Compensation Arrangements

For a description of compensation arrangements with the Company’s directors and executive officers, please see Item 6. B. “Compensation.”

Financing

For a description of the Company’s outstanding financing agreements, please see Item 3. B. “Liquidity and Capital Resources.”

D.    Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares or ADSs representing our ordinary shares, other than withholding tax requirements. There is no limitation imposed by the laws of England and Wales or in the Articles of Association on the right of non-residents to hold or vote shares.

E.    Taxation

Material United Kingdom Tax Considerations

The following is intended as a general guide to current UK tax law and HM Revenue & Customs’, or (“HMRC”), practice applying as at the date of this report (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of our ADSs. It does not constitute legal or tax advice and does not purport to be a complete analysis of all UK tax considerations relating to the holding of ADSs, or all of the circumstances in which holders of ADSs may benefit from an exemption or relief from UK taxation. It is written on the basis that the Company does not (and will not) directly or indirectly derive 75% or more of its qualifying asset value from UK land, and that the Company is and remains solely resident in the United Kingdom for tax purposes and will therefore be subject to the UK tax regime (and not, for example, the U.S. tax regime (save as set out below under “Material United States Federal Income Tax Considerations.”))

Except to the extent that the position of non-UK resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled) for tax purposes solely in the United Kingdom and do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ADSs is connected (“UK Holders”), who are absolute beneficial owners of the ADSs and who hold the ADSs as investments (where the ADSs are not held through an Individual Savings Account or a Self-Invested Personal Pension).

This guide may not relate to certain classes of UK Holders, such as (but not limited to):

●	persons who are connected with the Company;
●	financial institutions;
●	insurance companies;

●	charities or tax-exempt organizations;
●	collective investment schemes;
●	pension schemes;
●	market makers, intermediaries, brokers or dealers in securities;
●	persons who have (or are deemed to have) acquired their ADSs by virtue of an office or employment or who are or have been officers or employees of the Company or any of its affiliates; and
●	individuals who are subject to UK taxation on a remittance basis.

The decision of the First-tier Tribunal (Tax Chamber) in HSBC Holdings PLC and The Bank of New York Mellon Corporation v HMRC (2012) cast some doubt on whether a holder of a depositary receipt is the beneficial owner of the underlying ordinary shares. However, based on published HMRC guidance we would expect that HMRC will regard a holder of ADSs as holding the beneficial interest in the underlying ordinary shares and therefore these paragraphs assume that a holder of ADSs is the beneficial owner of the underlying ordinary shares and any dividends paid in respect of the underlying ordinary shares (where the dividends are otherwise regarded for UK purposes as that person’s own income) for UK direct tax purposes.

THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN MATERIAL UNITED KINGDOM TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ADSs OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ADSs IN THEIR OWN SPECIFIC CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-UK RESIDENT OR DOMICILED PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.

Dividends

Withholding Tax

Dividends paid by the Company will not be subject to any withholding or deduction for or on account of UK tax.

Income Tax

An individual UK Holder may, depending on his or her particular circumstances, be subject to UK tax on dividends received from the Company. An individual holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to UK income tax on dividends received from the Company unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency to which the ADSs are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.

All dividends received by an individual UK Holder from us or from other sources will form part of that UK Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the individual UK Holder in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the £2,000 tax-free allowance falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed at 7.5% to the extent that the excess amount falls within the basic rate tax band, 32.5% to the extent that the excess amount falls within the higher rate tax band and 38.1% to the extent that the excess amount falls within the additional rate tax band. However, the UK Finance Act 2022 increases the rates of income tax applicable to dividend income in each band by 1.25% (to 8.75%, 33.75% and 39.35% respectively) with effect from April 6, 2022.

Corporation Tax

A corporate holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to UK corporation tax on dividends received from the Company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ADSs are attributable.

Corporate UK Holders should not be subject to UK corporation tax on any dividend received from the Company so long as the dividends qualify for exemption, which should be the case, although certain conditions must be met. If the conditions for the exemption are not satisfied, or such UK Holder elects for an otherwise exempt dividend to be taxable, UK corporation tax will be chargeable on the amount of any dividends (at the current main rate of 19%, although this is projected to rise to 25% from April 1, 2023).

Chargeable Gains

A disposal or deemed disposal of ADSs by a UK Holder may, depending on the UK Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption), give rise to a chargeable gain or an allowable loss for the purposes of UK capital gains tax and corporation tax on chargeable gains.

If an individual UK Holder who is subject to UK income tax at either the higher or the additional rate is liable to UK capital gains tax on the disposal of ADSs, the current applicable rate will be 20%. For an individual UK Holder who is subject to UK income tax at the basic rate and liable to UK capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains when aggregated with the UK Holder’s other taxable income and gains in the relevant tax year exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 20%.

If a corporate UK Holder makes a disposal (or deemed disposal) of ADSs, it would be subject to UK corporation tax (subject to any available exemptions or reliefs) at the rate applicable to that corporate holder.

A holder of ADSs which is not resident for tax purposes in the United Kingdom should not normally be liable to UK capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ADSs unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a corporate holder of ADSs, a trade through a permanent establishment) to which the ADSs are attributable. However, an individual holder of ADSs who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ADSs during that period may be liable on his or her return to the United Kingdom to UK tax on any capital gain realized (subject to any available exemption or relief).

Stamp Duty and Stamp Duty Reserve Tax

The discussion below relates to the holders of our ordinary shares or ADSs wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.

Issue of Shares

No UK stamp duty is payable on the issue of the underlying ordinary shares in the Company into a depositary receipt system (such as that operated by JPMorgan) or a clearance service (such as DTC). No UK stamp duty reserve tax (“SDRT”) should be payable on the issue of the Company’s ordinary shares into a depositary receipt system or a clearance service. Accordingly, no stamp duty or SDRT should be payable on the creation and issue of the ADSs pursuant to the issue of the Company’s ordinary shares to JPMorgan.

Transfers of Shares

An unconditional agreement to transfer ordinary shares in certificated form will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. The purchaser of the shares is liable for the SDRT. Transfers of ordinary shares in certificated form are generally also subject to stamp duty at the rate of 0.5% of the amount or value of the consideration given for the transfer (rounded up to the next £5.00). Stamp duty is normally paid by the purchaser. The charge to SDRT will be canceled or, if already paid, repaid (generally with interest), where a transfer instrument has been duly stamped within six years of that charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.

An unconditional agreement to transfer ordinary shares to, or to a nominee or agent for, a person whose business is or includes the issue of depositary receipts or the provision of clearance services will generally be subject to SDRT (or, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration given for the transfer unless the clearance service has made and maintained an election under section 97A of the UK Finance Act 1986, or a “section 97A election.” It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes and we are not aware of any section 97A election having been made by DTC. However, no SDRT is generally payable where the transfer of ordinary shares to a clearance service or depositary receipt system is an integral part of an issue of new share capital.

Any stamp duty or SDRT payable on a transfer of ordinary shares to a depositary receipt system or clearance service will in practice generally be paid by the participants in the clearance service or depositary receipt system.

Transfers of ADSs

No SDRT should be required to be paid on a paperless transfer of ADSs through the clearance service facilities of DTC, provided that no section 97A election has been made by DTC, and such ADSs are held through DTC at the time of any agreement for their transfer.

No UK stamp duty will in practice be payable on a written instrument transferring an ADS provided that the instrument of transfer is executed and remains at all times outside the United Kingdom. Where these conditions are not met, the transfer of, or agreement to transfer, an ADS could, depending on the circumstances, attract a charge to UK stamp duty at the rate of 0.5% of the amount or value of the consideration. If it is necessary to pay stamp duty, it may also be necessary to pay interest and penalties.

Material United States Federal Income Tax Considerations

The following discussion sets forth the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of our ordinary shares or ADSs. This discussion does not apply to persons holding ordinary shares or ADSs that are not U.S. Holders. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares or ADSs. This discussion applies only to ordinary shares or ADSs acquired for cash and held as capital assets for U.S. federal income tax purposes and does not address any U.S. state or local or non-U.S. income or other tax consequences. In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions or insurance companies;
●	dealers or traders in securities or other persons who use a mark-to-market method of tax accounting;
●	persons holding ordinary shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ordinary shares or ADSs;
●	U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities classified as partnerships for U.S. federal income tax purposes (and investors in such entities);
●	tax-exempt entities, including an “individual retirement account” or “Roth IRA,” governmental organizations, grantor trusts, regulated investment companies or real estate investment trusts;
●	persons subject to special tax accounting rules as a result of their use of applicable financial statements within the meaning of Section 451(b)(3) of the Internal Revenue Code of 1986, as amended (the “Code”);

●	persons that own, directly or indirectly, or are deemed to own by attribution ten percent or more of our shares (by vote or value); or
●	persons holding ordinary shares or ADSs in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the ordinary shares or ADSs.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect. We have not sought and will not seek an advance ruling from the U.S. Internal Revenue Service (the “IRS”) regarding any matter discussed in this report and the statements in this report are not binding on the IRS or any court. Thus, no assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax consequences described below.

As used in this discussion, a “U.S. Holder” is a beneficial owner of ordinary shares or ADSs who is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust (i) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.
●	U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares or ADSs in their particular circumstances.

Generally, we believe a U.S. Holder of ADSs should be treated for U.S. federal income tax purposes as the owner of the underlying ordinary shares represented by those ADSs, and following discussion assumes such treatment is respected. Accordingly, no gain or loss will generally be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.

Taxation of Distributions

Subject to the PFIC rules described below, a U.S. Holder will be subject to the following tax consequences upon receipt of distributions in respect of the ordinary shares or ADSs:

●	Distributions paid on ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares or ADSs, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will be reported to U.S. Holders as dividends. The amount of a dividend will include amounts withheld (if any) in respect of taxes imposed under United Kingdom laws.
●	If we are eligible for the benefits of the United States-United Kingdom Income Tax Convention (as currently in force) or our ordinary shares or ADSs are treated as readily tradable on an established securities market in the

United States, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore, subject to applicable limitations, will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holder, provided that certain holding period and other requirements are met, including that we are not treated as a PFIC during the taxable year in which the dividend is paid or in the preceding taxable year. We expect to be eligible for the United States-United Kingdom Income Tax Convention. Our ordinary shares or ADSs will generally be considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as it is expected that the ADSs will be. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends with respect to distributions on the ordinary shares or ADSs in light of their particular circumstances.
●	The amount of any distribution paid in foreign currency that will be included in the gross income of a U.S. Holder will be the U.S. dollar value of the distribution payment based on the exchange rate in effect on the date such distribution is included in such holder’s income, whether or not the payment is converted into U.S. dollars at that time. A U.S. Holder’s tax basis in the foreign currency will equal the U.S. dollar amount included in income. Any gain or loss realized on a subsequent conversion or other disposition of the foreign currency for a different U.S. dollar amount generally will be U.S. source ordinary income or loss.
●	The amount of the dividend will generally be treated as foreign-source dividend income for foreign tax credit purposes and will not be eligible for the dividends received deduction generally available to U.S. corporations under the Code. The rules governing U.S. foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Sale or Other Disposition of Ordinary Shares or ADSs

Subject to the PFIC rules described below, a U.S. Holder will be subject to the following tax consequences upon a disposition of ordinary shares or ADSs:

●	The amount of the gain or loss will equal the difference (if any) between the U.S. Holder’s tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.
●	Gain or loss realized on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain (taxable at a reduced rate for a non-corporate U.S. Holder) or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year.
●	Subject to certain exceptions, this gain or loss will be U.S.-source gain or loss for U.S. foreign tax credit purposes.
●	The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either:

●	75% or more of our gross income consists of “passive income,” or
●	50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.”

For purposes of these tests, passive income includes dividends, interest, certain gains from the sale or exchange of investment property and certain rents and royalties. Cash, cash-equivalents and cryptocurrencies generally are passive assets for these purposes. Goodwill is active to the extent attributable to activities that produce or are intended to produce active income. In addition, for purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares. Based on our analysis of our activities and current estimates of the composition of our income and assets (including goodwill), we do not expect to be a PFIC for the current taxable year or in the foreseeable future. However, because PFIC status is determined on an annual basis, and therefore our PFIC status for the current taxable year and any future taxable year will depend upon the future composition of our income and assets, there can be no assurance that we will not be a PFIC for any taxable year. In particular, the application of the PFIC rules to cryptocurrencies is subject to uncertainty. In addition, the total value of our assets (including goodwill) for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. If we are a PFIC for any year during which a U.S. Holder holds ordinary shares or ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ordinary shares or ADSs, even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a “deemed sale” election with respect to the ordinary shares or ADSs.

If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares or ADSs (assuming such U.S. Holder has not made a timely mark-to-market election, as described below):

●	gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or ADSs,
●	the amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income, and
●	the amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year.

Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares or ADSs exceeds 125% of the average of the annual distributions on the ordinary shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain described immediately above.

If we are treated as a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect lower-tier non-U.S. subsidiaries that are also treated as PFICs, as if such distributions were indirectly received by, or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to our lower-tier non-U.S. subsidiaries.

A U.S. Holder can avoid certain of the adverse rules described above by making a timely mark-to-market election with respect to its ordinary shares or ADSs, provided that the ordinary shares or ADSs are “marketable.” ordinary shares or ADSs will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. In general, an ordinary share or an ADS will be considered regularly traded during any calendar year during which such ordinary share or ADS is traded, other than in de minimis quantities, on at least fifteen days during each calendar quarter. Our ordinary shares or ADSs will be treated as “marketable” as long as they remain listed on the Nasdaq and are regularly traded. If a U.S. Holder makes the mark-to-market election, it will be subject to the following tax consequences:

●	The U.S. Holder will recognize each taxable year as ordinary income any excess of the fair market value of the ordinary shares or ADSs at the end of such taxable year over their adjusted tax basis.
●	The U.S. Holder will recognize each taxable year an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares or ADSs over their fair market value at the end of such taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).
●	The U.S. Holder’s tax basis in the ordinary shares or ADSs will be adjusted annually to reflect the income or loss amounts recognized.

●	Any gain recognized on the sale or other disposition of ordinary shares or ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated first as ordinary loss (to the extent of the net amount of income previously included as a result of the mark-to-market election) and thereafter as capital loss.

A mark-to-market election will not apply to any of our non-U.S. subsidiaries, and therefore, a U.S. Holder may continue to be subject to tax under the rules discussed above with respect to any of our lower-tier subsidiaries that are treated as PFICs, notwithstanding such U.S. Holder’s mark-to-market election for our ordinary shares or ADSs.

In addition, in order to avoid the application of the foregoing rules, a United States person that owns ordinary shares or ADSs in a PFIC for U.S. federal income tax purposes may make a “qualified electing fund election” with respect to such PFIC if the PFIC provides the information necessary for such election to be made. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections.

In addition, if we were a PFIC or, with respect to particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders that would otherwise be eligible for taxation as qualified dividend income would not apply.

If a U.S. Holder owns ordinary shares or ADSs during any year in which we are a PFIC, the holder must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us as well as any of our subsidiaries that are PFICs, with the holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules to their investments in our ordinary shares or ADSs.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to certain information reporting requirements, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies under penalties of perjury that it is not subject to backup withholding. Backup withholding is not an additional tax, and the amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisers regarding the backup withholding tax and information reporting rules.

Information Reporting With Respect to Foreign Financial Assets

Certain U.S. Holders may be required to report information relating to an interest in “specified foreign financial assets,” which include an interest in our ordinary shares or ADSs, subject to certain exceptions (including an exception for ordinary shares or ADSs held in accounts maintained by certain U.S. financial institutions). Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of the ordinary shares or ADSs.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement of Experts

Not applicable.

H.    Documents on Display

The Company files reports, including annual reports on Form 20-F, furnishes current reports on Form 6-K and discloses other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. These may be accessed by visiting the SEC’s website at www.sec.gov.

I.    Subsidiary Information

Not applicable.

Item 11.         Quantitative and Qualitative Disclosures About Market Risk

Market Value of Bitcoin and other Cryptocurrency Risk

Substantially all of our current business is focused on mining Bitcoin and other cryptocurrencies. Our revenue is primarily comprised of the value of Bitcoin and other cryptocurrency rewards and transaction fees we earn by mining the blockchain, and, as of December 31, 2021, 28% of our total assets were represented by our holdings of Bitcoin and other cryptocurrencies in treasury. This percentage has increased substantially since year end. As such, our operating results and financial condition are substantially affected by fluctuations and long-term trends in the value of Bitcoin and, to a lesser extent, other cryptocurrency. Each cryptocurrency has its own unique dynamic in terms of valuation, reward rates and similar factors. Any of these factors could lead to material adverse changes in the market for cryptocurrencies, which could in turn result in substantial damage to or even the failure of our business.

A 10% increase or decrease in the market value of Bitcoin and other cryptocurrencies over the course of 2020 would have increased or decreased our revenue by 10% for the year. Bitcoin and other cryptocurrencies accounted for 14% of our total assets; as such, a 10% increase or decrease in Bitcoin’s or other cryptocurrencies’ value as at December 31, 2020 would not have had a material effect on our total assets as at that date. However, given we were selling Bitcoin and other cryptocurrencies to cover operating expenses during the year, increases or decreases in the market value of these cryptocurrencies would have resulted in increased or decreased holdings of these cryptocurrencies at the end of the year. See Item 5. A. “Factors Affecting our Results of Operations — Market Value of Bitcoin and other Cryptocurrency.”

Cost of Power Risk

Mining cryptocurrency is a highly power-intensive process, with electrical power required both to operate the mining machines and to dissipate the significant amount of heat generated by operating the machines. In 2021, the cost of power represented 50% of our direct costs and 16% of our cryptocurrency mining revenue. A 10% increase or decrease in the cost of power over the course of 2021 would have increased or decreased our gross profit by 2% for the year. See Item 5. A. “Factors Affecting our Results of Operations  — Cost and Source of Power.”

Item 12.       Description of Securities Other than Equity Securities

A.    Debt Securities.

To be provided as an exhibit.

B.    Warrants and Rights.

Not applicable.

C.    Other Securities.

Not applicable.

D.    American Depositary Shares

ADS Overview

We have appointed JPMorgan Chase Bank, N.A. (“JPMorgan”), as depositary. The depositary’s office is located at 383 Madison Avenue, Floor 11, New York, New York 10179. A copy of the form of the deposit agreement is on file with the SEC under cover of a registration statement on Form F-6. A copy of the deposit agreement is available from the SEC’s website (www.sec.gov). Please refer to registration number 333-259507 when retrieving such copy.

Each ADS represents an ownership interest in a designated number of ordinary shares deposited with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary, and all ADR holders, and all beneficial owners of an interest in the ADSs evidenced by ADRs from time to time. Each ADS represents any securities, cash or other property deposited with the depositary but which they have not distributed directly to the holders. Unless certificated ADRs are specifically requested by the holder all ADSs are issued on the books of our depositary in book-entry form and periodic statements will be mailed to the holder which reflect the holder’s ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements holders will receive which reflect their ownership of ADSs.

The holders may hold ADSs either directly or indirectly through their broker or other financial institution. If a holder holds ADSs directly, by having an ADS registered in their name on the books of the depositary, they are an ADR holder. This description assumes they are an ADR holder and hold their ADSs directly. If holders have a beneficial ownership interest in ADSs but hold the ADSs through their broker or financial institution nominee, they are a beneficial owner of ADSs and must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. Holders should consult with their broker or financial institution to find out what those procedures are. If a holder is a beneficial owner, they will only be able to exercise any right or receive any benefit under the deposit agreement solely through the ADR holder which holds the ADR(s) evidencing the ADSs owned by the holder, and the arrangements between the holder and such ADR holder may affect their ability to exercise any rights they may have. For all purposes under the deposit agreement, an ADR holder is deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by the ADR(s) registered in such ADR holders name. The depositary’s only notification obligations under the deposit agreement shall be to the ADR holders, and notice to an ADR holder shall be deemed, for all purposes of the deposit agreement, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs.

ADR holders or beneficial owners will not be treated as shareholders of ours and they will not have any shareholder rights. English law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Holders’ rights are those of an ADR holder or of a beneficial owner. Such rights derive from the terms of the deposit agreement to be entered into among the depositary and all registered holders and beneficial owners from time to time of ADSs issued under the deposit agreement and, in the case of a beneficial owner, from the arrangements between the beneficial owner and the holder of the corresponding ADRs.

Our obligations and the obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, holders must rely on it to exercise the rights of a shareholder on their behalf. The deposit agreement, the ADRs and the ADSs are governed by New York law. Under the deposit agreement, an ADR holder or a beneficial owner of ADSs agrees that any legal suit, action or proceeding brought by holders against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may only be instituted in the United States District court for the Southern District of New York (or in the state courts of New York County in New York if either (i) the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute or (ii) the designation of the United States District Court for the Southern District of New York as the exclusive forum for any particular dispute is, or becomes, invalid, illegal or unenforceable).

ADS Fees and Expenses

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall also be incurred by the ADR holders and beneficial owners of ADSs, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of up to $0.05 per ADS held upon which any cash distribution made pursuant to the deposit agreement or in the case of an elective cash/stock dividend, upon which a cash distribution or an issuance of additional ADSs is made as a result of such elective dividend;
●	an aggregate fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against ADR holders as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law, rule or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;
●	stock transfer or other taxes and other governmental charges;
●	SWIFT, cable, telex and facsimile transmission and delivery charges incurred at holders’ request in connection with the deposit or delivery of shares, ADRs or deposited securities;
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

PART II

Item 13.       Defaults, Dividends, Arrearages, and Delinquencies

None of these events occurred in any of the years ended December 31, 2019, 2020 and 2021.

Item 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds

See the information contained in Item 10. B. “Memorandum and Articles of Association.”

Use of Proceeds

On September 27, 2021, we completed our U.S. initial public offering of 8,525,000 American Depositary Shares (“ADSs”), representing 85,250,000 ordinary shares (each ADS representing the right to receive ten ordinary shares), at a public offering price of $15.00 per ADS, pursuant to a registration statement on Form F-1 (File Number 333-2258926) (the “IPO Registration Statement”) that was declared effective by the Securities and Exchange Commission on September 22, 2021. Jeffries, Barclays, Canaccord Genuity and Stifel GMP were the lead representatives underwriting our IPO. The net proceeds of our IPO offering were approximately $114.8 million.

For the period from the effective date of the IPO Registration Statement to December 31, 2021, our total expenses incurred in connection with our IPO were approximately $4.3 million, which included $3.3 million in legal fees and expenses and $295,000 in Nasdaq related fees. We received net proceeds of approximately $114.8 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the effective date of the IPO Registration Statement to December 31, 2021, the net proceeds we used from our initial public offering were approximately $114.8 million for general corporate purposes and working capital, including the development of the Helios Facility and the purchase of mining machines.

In November 2021, we issued $40 million in principal amount of 8.75% Senior Notes due 2026 (the “Notes”). The Notes were issued pursuant to, and are governed by, an indenture, dated as of November 17, 2021, between us and Wilmington Savings Fund Society, FSB, as trustee. The Notes were declared effective by the Securities and Exchange Commission on November 12, 2021, pursuant to a registration statement on Form F-1 (File Number 333-260857) (the “Notes Registration Statement”). B. Riley Securities, D.A. Davidson & Co., Ladenburg Thalmann and William Blair were the lead representatives underwriting our Notes. The net proceeds from the Notes offering were approximately $27 million.

For the period from the effective date of the Notes Registration Statement to December 31, 2021, our total expenses incurred in connection with the Notes, including discounts, commissions and structuring fees, were $711,125 million. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the effective date of the Notes Registration Statement to December 31, 2021, the net proceeds we used from our Notes issuance were approximately $20 million for general corporate purposes, the construction of, and purchase of mining machines for, our Helios Facility and acquisition and investment in complementary business in the cryptocurrency and blockchain technology industries.

Item 15.       Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting under the supervision of the principal executive and financial officers, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements, in accordance with (a) UK-adopted international accounting standards; and (b) International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee.

Our processes and controls were tested alongside out SOX/SOC consultant in adherence to those principles. Processes are selected one by one for testing from our central repository for all processes. The controls are then reviewed and categorized further into an active or passive control prior to meet with control owners for a walk through of the process.

The Chief Financial Officer and the Senior Compliance Officer evaluated and tested our processes and controls of each department within Argo to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. We concluded that the design and operation of these disclosure controls and procedures were effective.

Item 16A.         Audit Committee Financial Expert

The Company’s Board of Directors has determined that Maria Perella is an audit committee financial expert. She is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

Item 16B.        Code of Ethics

We have adopted a Code of Business Conduct and Ethics, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. This Code of Business Conduct and Ethics will apply to all of our executive officers, board members and employees.

This Code of Business Conduct and Ethics is posted on our website, www.argoblockchain.com. The information contained on the Company’s website is not included in, or incorporated by reference into, this annual report on Form 20-F.

Item 16C.        Principal Accountant Fees and Services

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by our independent registered public accounting firms for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the year ended December 31,
	2021	2020
	£ ‘000	£ ‘000
Audit fees (1)	170	100
Audit related fees (2)	52	35
Tax Fees (3)	—	—
All other fees (4)	222	135

(1)	Audit fees represent the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements, the review of our quarterly financial statements.
(2)	Audit related fees represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors not reported in (1).
(3)	Tax fees represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for tax compliance, tax advice, and tax planning.

(4)	All other fees represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for services not reported in (1) to (3).

Audit Committee’s Pre-Approval Policies and Procedures

The Company’s Audit Committee is responsible for appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors.

Item 16D.        Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.          Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.        Corporate Governance

As a “foreign private issuer,” as defined by the SEC, we will be permitted to follow home country corporate governance practices instead of certain corporate governance practices required by Nasdaq applicable to U.S. domestic issuers. We intend to voluntarily follow some Nasdaq corporate governance rules. However, we intend to follow UK corporate governance practices in lieu of the Nasdaq corporate governance rules as follows:

●	We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, our Amended and Restated Articles of Association provide alternative quorum requirements that are generally applicable to meetings of shareholders.
●	We do not intend to follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive session, where only independent directors are present. Our independent directors may choose to meet in executive session at their discretion.

We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq corporate governance rules.

Although we may rely on certain home country corporate governance practices, we will be required to comply with the Notification of Noncompliance requirement (Nasdaq Rule 5625) and the Voting Rights requirement (Nasdaq Rule 5640). Further, we will be required to have an audit committee that satisfies Nasdaq Rule 5605(c)(3), which addresses audit committee responsibilities and authority, and consists of committee members that meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii).

If we cease to be a “foreign private issuer” under the Nasdaq rules and the Exchange Act, as applicable, we will take all action necessary to comply with applicable Nasdaq corporate governance rules.

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Implications of Being an “Emerging Growth Company”

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced reporting and other burdens that are otherwise generally applicable to public companies in the United States. These provisions include:

●	an exemption to include in an initial public offering registration statement only two years of audited financial statements and only two years of related disclosure;
●	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;
●	reduced disclosure about our executive compensation arrangements;
●	an exemption from the non-binding advisory votes on executive compensation, including “say-on pay,” “say-on-frequency” and golden parachute arrangements; and
●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act (which would generally otherwise be applicable for a non-emerging growth company commencing with its second annual report on Form 20-F following the completion of its initial public offering).

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, we do not know if some investors will find our ADSs less attractive. The result may be a less active trading market for our ADSs, and the price of our ADSs may become more volatile. We may choose to take advantage of some or all these provisions for up to the last day of the fiscal year ending after the fifth anniversary of our U.S. initial public offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of the following: (1) the last day of our fiscal year during which we have more than $1.07 billion in total annual gross revenue; (2) the last day of our fiscal year following the fifth anniversary of the closing of our U.S. initial public offering; (3) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (4) the date on which we have, during the previous three-year period, issued more than $1.0 billion of non-convertible debt securities.

Item 16H.        Mine Safety Disclosure

Not applicable.

Item 16I.        Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17.         Financial Statements

Not applicable.

Item 18.         Financial Statements

The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this annual report on Form 20-F.

Item 19.        Exhibits

A list of exhibits included as part of this annual report on Form 20-F is set forth in the Index to Exhibits immediately following this Item 19.

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
1.1

Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

2.1	Description of the registrant’s securities registered pursuant to Section 12 of the Exchange Act.

2.2	Form of Deposit Agreement (incorporated by reference to Exhibit 4.1 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

2.3	Form of American Depositary Receipt (included in Exhibit 2.2)

2.4	Form of Indenture (incorporated by reference to Exhibit 4.1 to the Registrant’s Amendment No. 1 to Registration Statement on Form F-1 filed on November 10, 2021)

2.5	Form of First Supplemental Indenture (incorporated by reference to Exhibit 4.2 to the Registrant’s Amendment No. 1 to Registration Statement on Form F-1 filed on November 10, 2021)

2.6	Form of Notes (included as Exhibit A to Exhibit 2.5 above)

4.1	2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

4.2

UK Non-Tax-Advantaged Sub-Plan to 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

4.3	2021 U.S. Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

4.4

Agreement and Plan of Merger, by and among Argo Blockchain plc, Argo Innovation Facilities (US), Inc., and DPN LLC and the DPN Owners, dated March 4, 2021 (incorporated by reference to Exhibit 10.5 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

4.5

Share Purchase Agreement, by and among GPU.One Holding Inc., GPU.One Enterprise Inc. and Argo Innovation Labs Inc., dated February 2, 2021 (incorporated by reference to Exhibit 10.6 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

4.6

Master Digital Currency Loan Agreement, by and among Galaxy Digital LLC and Argo Innovation Labs LLC, dated June 16, 2021 (incorporated by reference to Exhibit 10.8 to the Registrant’s Amendment No. 1 to Registration Statement on Form F-1 filed on November 10, 2021)

4.7

Loan Term Sheet to Galaxy Loan Agreement, dated October 29, 2021 (incorporated by reference to Exhibit 10.9 to the Registrant’s Amendment No. 1 to Registration Statement on Form F-1 filed on November 10, 2021)

8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)
12.1	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Peter Wall.

12.2	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Alex Appleton.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

15.1		Differences in Corporate Law.

101.INS	*	XBRL Instance Document

101.SCH	*	XBRL Taxonomy Extension Schema Document

101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document

104	*	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARGO BLOCKCHAIN PLC

/s/ Peter Wall
	Name:	Peter Wall
	Title:	Chief Executive Officer
Argo Blockchain plc
Dated: May 02, 2022

I.	INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF ARGO BLOCKCHAIN PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Argo Blockchain plc & Subsidiaries (the Company) as of December 31, 2021 and 2020, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the two years ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2021 and 2020, and the consolidated results of its operations and its cash flows for the years ended December 31, 2021 and 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters:

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters do not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Critical audit matter	How we addressed the matter in our audit

Evaluation of the accounting for and disclosure of cryptocurrency mining revenue recognized (Note 7)

The group recognises revenue in accordance with IFRS 15, Revenue from Contracts with Customers.

The group provides computing power services to a digital asset mining pool (the “Pool”) and has executed a contract with the Pool operator to provide the computing power. The contract is terminable at any time by either party and the group’s enforceable right to compensation begins when the group provides computing power to the Pool.

In exchange for providing computing power, the group is entitled to a fractional share of the fixed cryptocurrency award the Pool operator receives for successfully adding a block to the blockchain, plus a fractional share of the transaction fees attached to that block. The group’s fractional share is based on the proportion of computing power the group contributed to the Pool as compared to the total computing power contributed by the Pool participants in solving the current algorithm.

During the year ended 31 December 2021, the group recognized cryptocurrency mining revenue of £70,325,000. The group’s management has exercised significant judgment in their determination of how IFRS 15 should be applied to the accounting for and disclosure of cryptocurrency mining revenue recognized. In addition, a portion of the group’s cryptocurrency mining hardware that provides computing power to the Pool is currently hosted at a third party facility. As such, the overall accounting for and disclosure of cryptocurrency mining revenue recognized involved the IT environment of both the group and the third party hosting facility.

We identified the accounting for and disclosure of cryptocurrency mining revenue recognized as a key audit matter due to the complexities involved in auditing completeness and occurrence of the revenue recognized by the group, particularly in light of the risks involved in the design and effectiveness of certain internal controls over the IT environment.

In responding to the identified key audit matter we completed the following audit procedures:

●Evaluated the design and effectiveness of the internal control environment, including general controls over the group’s IT environment and key financially relevant systems. We also performed a walkthrough to ensure that the key controls in place are appropriate and have been operating in the period under audit;
●Evaluated management’s rationale for the application of IFRS 15 to account for its cryptocurrency awards earned, including evaluating the provisions of the contract between the group and the Pool;
●Performed substantive transactional testing of income recognized, by vouching a sample of transactions from the group’s digital wallets to the Bitcoin blockchain, and recalculating the fair value on recognition;
●Vouched a sample of transactions directly from the Bitcoin blockchain back to the group’s digital wallets;
●Vouched a sample of cryptocurrencies outwards transfers to supporting documentation and recalculated any gain or loss on transfer;
●Performed a reconciliation of the gain or loss on revaluation of digital assets at the year- end;
●Evaluated management’s disclosures of its cryptocurrency activity in the financial statements;
●Evaluated and tested management’s rationale and supporting documentation associated with the valuation of cryptocurrency awards earned; and
●Performed substantive analytical procedures to determine completeness and occurrence of digital assets earned by the group as consideration for services rendered by assessing total hashpower contributed to the network by the group against the total block rewards and transaction fees issued over the year.

Evaluation of the accounting for and disclosure of Digital assets (Note 18 and 22)

As at 31 December 2021, the group’s digital assets held as of 31 December 2021, which mainly consist of Bitcoin, had a total value of £86,062,000. The digital asset portfolio is accounted for under two separate accounting standards, based on its nature.

£80,759,000 has been accounted for under IAS 2 – Inventory, being those cryptocurrencies held in the normal course of business. These principally comprise of Bitcoin and similar cryptocurrencies, and are disclosed as current assets in the statement of financial position. Fair value movements are recognized in profit or loss.

£5,303,000 has been accounted for under the revaluation model per IAS 38 – Intangible Assets. These assets are made up of Ethereum stakes tokens, which are being held for staking rewards and capital appreciation. These cryptocurrencies are recorded as non-current assets in the statement of financial position. Fair value movements are recognized in other comprehensive income.

Management has exercised significant judgment in their determination of how to apply IAS 2 and IAS 38 to the accounting for cryptocurrencies held, the associated financial statement presentation and the accompanying disclosure notes.

In responding to the identified key audit matter we completed the following audit procedures:

●Evaluated the design and effectiveness of certain internal controls over the group’s digital storage wallets with the assistance of internal IT specialists;
●Observed management’s access to the group’s digital storage wallets;
●Evaluated management’s rationale for the application of IAS 2 and IAS 38 to account for its cryptocurrencies held, including management’s processes for evaluating the fair value of its cryptocurrencies;
●Agreed the fair value of digital assets held at the year-end to third party market data;
●Evaluated management’s rationale for the classification of cryptocurrencies as either current or non-current assets on the balance sheet; and
●Evaluated management’s disclosures of its cryptocurrency activity in the financial statements.

Evaluation of the accounting for and disclosure of the business combinations of the Mirabel and Baie Comeau hosting facilities and the asset acquisition of the Texas site (Helios) held by DPN LLC (Notes 17 and 19)

During the year, the group acquired two companies which owned hosting facilities in Mirabel and Baie Comeau, for a total consideration of £5,537,000. They also acquired land with access to a renewable power source in Texas for total consideration of £12,200,000.

There is a risk that the fair value of the acquired assets and liabilities, as well as purchase consideration where judgement and estimation is required when valuing contingent elements, has not been calculated correctly. The identification and valuation of separately identifiable intangible assets, including their estimated useful economic lives, involves judgements and assumptions by management.

In responding to the identified key audit matter we completed the following audit procedures:

●Evaluated management’s assessment of the acquisition of DPN LLC against the criteria of IFRS 3 and confirmed that the definition of a business combination is not met;
●Evaluated the acquisition documents, confirming ownership and the terms of the acquisition and consideration payable;
●Evaluated the calculation of the deemed acquisition cost, comprising consideration, contingent consideration and the fair values of assets and liabilities acquired;
●Reviewed and challenged management and management’s experts on the inputs and assumptions into the valuation of the assets and liabilities acquired;
●Evaluated and performed a recalculation of disclosures relating to the acquisitions; and
●Evaluated the deferred contingent consideration related to the acquisition of the DPN LLC land, including an assessment of the underlying terms and milestones.

There is also a risk that the accounting entries regarding business combinations have not been recorded appropriately in accordance with IFRS 3, and that the disclosures in the financial statements surrounding the acquisitions are incomplete.

Management has assessed that the transaction with DPN LLC, which gave the group ownership of 160 acres of land in western Texas with access to up to 800 MW of power where they are currently developing a mining facility, does not constitute a business combination. Instead, the transaction is considered an acquisition of assets, and outside the scope of IFRS 3. In addition, the contingent consideration attached to the acquisition is a material judgemental area, and thus subject to management bias.

Acquisition accounting is a key audit matter as these material transactions are non-routine, and are subject to areas of management judgement and estimation uncertainty.

PKF Littlejohn LLP
We have served as the Company’s auditor since 2018.
London, England
April 27, 2022

II.	GROUP STATEMENT OF FINANCIAL POSITION

		As at	As at
		31 December	31 December
		2021	2020
	Note	£'000	£'000

ASSETS
Non-current assets
Investments at fair value through income or loss	15	403	1,393
Investments accounted for using the equity method	16	13,817	—
Intangible assets, net of accumulated amortization of £571,000 and £303,000 for December 31, 2021 and 2020 respectively	18	5,604	368
Property and equipment, net of accumulated depreciation of £18,572,000 and £7,491,000 for December 31, 2021 and 2020 respectively	19	111,604	10,524
Right of use assets, net of accumulated depreciation of £8,000 and £nil for December 31, 2021 and 2020 respectively	19	350	7,379
Other receivables	20	—	4,115
Total non-current assets		131,778	23,779

Current assets
Trade and other receivables	21	63,359	2,175
Digital assets	22	80,759	4,638
Cash and cash equivalents		11,803	2,051
Total current assets		155,921	8,864

Total assets		287,699	32,643

EQUITY AND LIABILITIES
Equity
Common stock, £0.001 par value	24	468	303
Additional paid-in capital	24	139,581	1,541
Share based payment reserve	25	1,905	75
Fair value reserve	25	414	—
Accumulated other comprehensive income	25	33	443
Other comprehensive income of equity accounted associates	25	6,571	—
Accumulated surplus	25	52,838	21,965
Total equity		201,810	24,327

Current liabilities
Trade and other payables	26	15,245	936
Contingent consideration	26	8,071	—
Loans and borrowings	27	23,391	—
Income tax	13	7,679	—
Deferred tax	13	286	—
Lease liability	28	7	3,470
Total current liabilities		54,679	4,406

Non-current liabilities
Deferred tax	13	541	—
Issued debt - bond	27	26,908	—
Loans	27	3,391	—
Lease liability	28	370	3,910
Total liabilities		85,889	8,316

Total equity and liabilities		287,699	32,643

III.GROUP STATEMENT OF COMPREHENSIVE INCOME

		Year ended	Year ended
		31 December	31 December
		2021	2020
Continuing operations	Note	£'000	£'000

Revenues	7	74,204	18,957
Direct costs	8	(11,057)	(11,210)
Depreciation of Mining Equipment	8	(11,129)	(5,896)
Change in fair value of digital currencies	22	1,191	2,342
Realized gain/(loss) on sale of digital assets		437	(272)

Gross profit		53,646	3,921

Consulting fees		(684)	(690)
Professional fees		(1,533)	(114)
General and administrative	8	(6,081)	(1,363)
Reversal of credit loss provision		—	447
Share based payment charge	23	(1,938)	(331)
Foreign exchange		(589)	(271)

Total operating expenses		(10,825)	(2,322)
Operating profit		42,821	1,599

Other income (expenses)
Fair value revaluation of variable consideration	26	236	—
Fair value gain/(loss) of investments	15	183	—
Loss on sale of investment	15	(629)	—
Finance costs - net	8	(2,142)	(157)
Equity accounted loss from associate	16	(1,198)	—
Income before income taxes		39,271	1,442

Tax expense	13	(8,506)	—

Net income/(loss)		30,765	1,442

Other comprehensive income
Items which may be subsequently reclassified to profit or loss:
- Exchange differences on translation of foreign operations		(410)	265
- Equity accounted OCI from associate	16	6,571	—
- Fair value gains on intangible digital assets	18	414	—
Total other comprehensive income, net of tax		6,575	265

Total comprehensive income attributable to the equity holders of the Company		37,340	1,707

Earnings per share attributable to equity owners (pence)
Basic earnings per share	12	7.7p	0.5p
Diluted earnings per share	12	7.4p	0.4p

IV.GROUP STATEMENT OF CHANGES IN EQUITY

				Share		Other
		Additional	Accumulated	based	Fair	comprehensive	Accumulated
	Common	Ppai-in	other comprehensive	payment	Revaluation	income of	surplus/
	Stock	capital	income	reserve	Reserve	associates	(deficit)	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 1 January 2021	304	1,540	443	75	—	—	21,965	24,327
Total comprehensive income for the period:
Profit for the period	—	—	—	—	—	—	30,765	30,765
Other comprehensive income	—	—	(410)	—	414	6,571	—	6,575
Total comprehensive income for the period	—	—	(410)	—	414	6,571	30,765	37,340
Transactions with equity owners:
Common stock issued	164	150,977	—	—	—	—	—	151,141
Issue costs of common stock	—	(12,936)	—	—	—	—	—	(12,936)
Stock based compensation charge	—	—	—	1,938	—	—	—	1,938
Common Stock options/warrants exercised	—	—	—	(108)	—	—	108	—
Total transactions with equity owners	164	138,041	—	1,830	—	—	(108)	140,143

Balance at 31 December 2021	468	139,581	33	1,905	414	6,571	52,838	201,810

			Accumulated			Other
		Additional	other	Share based	Fair	comprehensive	Accumulated
	Common	paid-in	comprehensive	payment	Revaluation	income of	surplus/
	Stock	capital	income	reserve	Reserve	associates	(deficit)	Total
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Balance at 1 January 2020	294	25,252	178	—	—	—	(4,986)	20,738
Total comprehensive income for the period:
Profit for the period	—	—	—	—		—	1,442	1,442
Other comprehensive income	—	—	265	—	—	—	—	265
Total comprehensive income for the period	—	—	265	—	—	—	1,442	1,707
Transactions with equity owners:
Shares to be issued	10	1,540	—	—	—	—	—	1,550
Cancellation of share premium	—	(25,252)	—	—	—	—	25,252	—
Share options/warrants charges	—	—	—	332	—	—	—	332
Share based payments lapsed/expired	—	—	—	(257)	—	—	257	—
Total transactions with equity owners	10	(23,712)	—	75	—	—	25,509	1,882

Balance at 31 December 2020	304	1,540	443	75	—	—	21,965	24,327

V.GROUP STATEMENT OF CASH FLOWS

		Year ended	Year ended
		31 December	31 December
		2021	2020
	Note	£'000	£'000
Cash flows from operating activities
Profit before tax		39,271	1,442
Adjustments for:
Depreciation and Amortization	18,19	11,511	6,027
Foreign exchange movements		589	271
Loss on disposal of tangible assets		—	66
Finance cost		2,142	157
Loss on sale of investment		629	—
Fair value change in digital assets through profit or loss	22	(1,628)	(2,342)
Impairment of intangible digital assets	18	535	—
Investment fair value movement	15	(183)	—
Share of loss from associate		1,198	—
Non-cash settlement of management fees	8	(1,561)	—
Revaluation of contingent consideration	26	(236)	—
Derecognition of contingent consideration		(352)	—
Stock based compensation	23	1,938	332
Working capital changes:
(Increase)/decrease in trade and other receivables	21	(13,628)	(90)
Increase/(decrease) in trade and other payables	26	12,289	(2,107)
(Increase) in digital assets	22	(80,331)	(1,236)
Net cash (used in)/generated from operating activities		(27,817)	2,520

Investing activities
Investment at fair value through profit or loss	15	(220)	—
Acquisition of subsidiaries, net of cash acquired	17	(664)	—
Investment in associate	16	(7,353)	—
Foreign exchange on investing activities		—	48
Interest received		—	1
Proceeds from sale of investment	15	772	—
Purchase of tangible fixed assets	19	(78,972)	(1,808)
Proceeds from disposal of tangible fixed assets		—	704
Purchase of digital assets	22	(15,009)	—
Proceeds from sale of digital assets	22	11,308	—
Mining equipment prepayment		(47,426)	—
Net cash used in investing activities		(137,564)	(1,055)

Financing activities
Increase/(decrease) in loans	27	22,239	(968)
Lease payments	28	(7,379)	—
Loan repayments	27	(1,196)	—
Interest paid		(122)	(157)
Proceeds from debt issue - net of issue costs	27	26,908	—
Proceeds from shares issued - net of issue costs	24	134,684	1,550
Net cash generated from/(used in) financing activities		175,133	425

Net increase in cash and cash equivalents		9,752	1,890
Cash and cash equivalents at beginning of period		2,051	161
Cash and cash equivalents at end of period		11,803	2,051

Material non-cash movements:

●	During the year, the group assumed the mortgages on two properties from GPUone with a value of £5,720,000. Consideration of the acquisition was made from a forgiveness of prepayments made totalling £4,656,000.

●	Additionally, the company used ordinary shares as payment to acquire DPN LLC, part of which was issued during the period amounting to £3,521,000, and a further £8,659,000 which is due to be paid in ordinary shares and included within liabilities.

●	During the year, the group paid a total of 75,000 Polkadot tokens, which had a value of £1,092,000, in respect of the acquisition of shares in Pluto Digital PLC.

●	During the year, the Group reached a legal settlement re Crypto mining management fees in which it received digital assets (BTC) of £1,561,000 for the forward value of those management fees and agreed to terminate the agreement going forward.

●	Intangible assets (note 18) were acquired with other digital assets and as such £12,792,000 of purchases and sales were made in digital assets during the year.

		Year ended	Year ended
		31 December	31 December
		2021	2020
Group - net debt table		£’000	£’000
Current loans and borrowings	27	(23,391)	—
Current lease liability	28	(7)	(3,470)
Non-current issued debt – bonds	27	(26,908)	—
Non-current loans and borrowings	27	(3,391)	—
Non-current liability	28	(370)	(3,910)
Cash and cash equivalents		11,803	2,051
Total net debt		(42,264)	(5,329)

The directors also consider their digital assets of £80,759,000 (2020 - £4,638,000) as a liquid holding and as such net funds/(debt) would be £65,403,000 (2020 - (£691,000)).

VI.NOTES TO THE FINANCIAL STATEMENTS

1.ORGANIZATION AND DESCRIPTION OF BUSINESS

Argo Blockchain PLC (“the company”) is a public company, limited by shares, and incorporated in England and Wales. The registered office is 9th Floor, 16th Great Queen Street, London, England, WC2B 5DG. The company was incorporated on 5 December 2017 as GoSun Blockchain Limited and changed its name to Argo Blockchain Limited on 21 December 2017. Also on 21 December 2017, the company re-registered as a public company, Argo Blockchain plc. Argo Blockchain plc acquired a 100% subsidiary, Argo Innovation Labs Inc. (together “the Group”), incorporated in Canada, on 12 January 2018.

On 4 March 2021 the Group acquired 100% of the common stock of DPN LLC and was merged into new US entity Argo Innovation Facilities (US) Inc (also 100% owned by Argo Blockchain plc)

On 11 May 2021 the Group acquired 100% of the common stock of 9377-2556 Quebec Inc and 9366-5230 Quebec Inc. These are held by Argo Innovation Labs Inc. (Canada).

The principal activity of the group is that of crypto asset mining.

The common shares of the Group are listed under the trading symbol ARB on the London Stock Exchange. The American Depositary Receipt of the Group are listed under the trading symbol ARBK on Nasdaq. The Group bond is listed on the Nasdaq Global Select Market under the trading symbol ARBKL

The financial statements cover the year ended 31 December 2021.

2.BASIS OF PREPARATION

The consolidated financial statements, including comparatives, have been prepared in accordance with international financial reporting standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Standards Interpretations Committee (“IFRIC”). The financial statements have been prepared under the historical cost convention, except for the measurement to fair value certain financial and digital assets and financial instruments as described in the accounting policies below.

The financial statements are prepared in sterling, which is the functional currency of the company. Monetary amounts in these financial statements are rounded to the nearest thousand GBP. Argo Innovations Labs Inc., 9377-2556 Quebec Inc, and 9366-5230 Quebec Inc.’s functional currency is Canadian Dollars; Argo Innovation Facilities (US) Inc.’s functional currency is United States Dollars; all entries from these entities are presented in the Group’s presentational currency of Sterling. Where the subsidiaries functional currency is different from the parent, the assets and liabilities presented are translated at the closing rate as at the Statement of Financial Position date. Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the group accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 6.

3.SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

Going Concern

The preparation of consolidated financial statements requires an assessment on the validity of the going concern assumption. The Directors have reviewed cash flow projections for a period to 31 December 2023. The Group currently has an increasing level of revenues and margin as crypto prices have increased significantly at the end of the year and post the year end. In making their assessment of going concern, the Directors acknowledge that the Group has increasing cash reserves from the exercise of share options and warrants, two private placements and the IPO on Nasdaq during the year. Therefore, the Directors confirm that the Group holds sufficient funds to ensure the Group continues to meet its obligations as they fall due for a period of at least one year from date of approval of these Financial Statements. In addition to cash reserves, the Group also holds £89m of Bitcoin at the year end.

As a crypto currency miner, and principally that of mining Bitcoin, the Directors have considered the risk around the price of Bitcoin. The cost to mine each Bitcoin in 2021 was less than £6k and as such there can be a significant fall in Bitcoin price before the Group has a significant issue. Given our relatively low cost of power, we are better positioned than many of our competitors to survive a significant drop in Bitcoin price. In this scenario, our relative share of the global hashrate would increase and we would mine more Bitcoin. As such the Directors have considered the sensitivity around BTC market price and have anticipated and modelled a significant fall in Bitcoin price still allowing the Group to mine at a profitable level.

As a result of our diversification into non mining activities, via Argo Labs we consider that we are diversifying and thereby reducing our risk profile as a Group. Since Argo Labs invests in other crypto currencies besides Bitcoin this diversification is at an operating level and a commodity level.

The Directors have considered the period to 31 December 2023 as a reasonable time period given the variable outlook of cryptocurrencies. Please see the net debt tables under the cashflows for further information of the Groups exposure to liabilities and net position at the year end.

The Directors have considered the impacts of Covid-19 and conclude that there are no material factors that are likely to affect the ability of the Group to continue as a going concern. Accordingly, the Board believes it is appropriate to adopt the going concern basis in the preparation of the Financial Statements.

Revenue Recognition

Mined income: The Group recognized revenue during the period in relation to mined crypto. The Group enters into contracts with the mining pool. The performance obligation is identified to be the delivery of crypto into the Group’s wallet once an algorithm has been solved. The transaction price is the fair value of crypto mined, being the fair value per the prevailing market rate for that crypto currency on the transaction date, and this is allocated to the number of crypto mined. These criteria for performance obligation are assessed to have occurred once the crypto has been received in the Group’s wallet. Mining earnings are made up of the baseline block reward and transaction fees of between 5% to 10%, however, these are bundled together in the daily deposits from mining and therefore are not capable of being analysed separately.

Management fees: The Group recognized management fees on the services provided to third parties for management of mining machines on their behalf, ensuring the machines are optimised and mining as efficiently as possible. The performance obligation is identified as the services are performed, and thus revenue is recorded over time.

Direct Costs

Direct costs of mining revenue are comprised of the fees we pay to third parties to host, operate and maintain our mining machines and utility costs. Where we transitioned to a model in which we own and operate our mining facilities, costs of revenue includes direct facilities costs including utility costs, and personnel costs, including compensation and benefits, associated with operating these owned mining facilities.

Basis of consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

The group consists of Argo Blockchain plc and its wholly owned subsidiaries Argo Innovation Labs Inc, Argo Innovation Facilities (US) Inc, Argo Innovation Labs Inc., 9366-5230 and 9377-2556 and Argo Innovation Labs Limited, the latter remaining dormant. Argo Innovation Labs Limited has been dormant since incorporation. In the parent company financial statements, investments in subsidiaries, joint ventures and associates are accounted for at cost less impairment.

The consolidated financial statements incorporate those of Argo Blockchain plc and all of its subsidiaries (i.e. entities that the group controls through its power to govern the financial and operating policies so as to obtain economic benefits). Subsidiaries acquired during the year are consolidated using the purchase method. Their results are incorporated from the date that control passes. On the basis that Argo Innovation Labs Limited was dormant during the year and is immaterial to the Group, it was not included in these consolidated financial statements.

All financial statements are made up to 31 December 2021. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by other members of the group.

All intra-group transactions, balances and unrealized gains on transactions between group companies are eliminated on consolidation.

Business Combinations

The group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquire and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The group recognises any non-controlling interest in the acquire on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

Contingent consideration is classified either as equity or as a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value, with changes in fair value recognized in profit or loss.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognise the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equal or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount adjacent to ‘share of profit/(loss) of associates in the income statement.

Gains and losses resulting from upstream and downstream transactions between the Group and its associate are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising in investments in associates are recognized in the income statement.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the board of directors that makes strategic decisions. The Directors consider that the Group has only one significant reporting segment being crypto mining which is fully earned by a Canadian subsidiary for the financial year ended 31 December 2021.

Loans and borrowings and issued debt

Loans and borrowings and issued debt are recognized initially at fair value, net of transaction costs incurred. Loans and borrowings and issued debt are subsequently carried at amortised cost; any difference between the proceeds and the redemption value is recognized in the income statement over the period of the borrowings, using the effective interest method. Loans and borrowings and issued debt are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. Loans and borrowings and issued debt are classified as current liabilities unless the Group has an unconditional right to defer settlement of a liability for at least 12 months after the end of the reporting period.

Intangible assets

Intangible fixed assets comprise of the Group's website and digital assets that were not mined by the Group and are held by Argo Labs (our internal team) as investments. The Group's website is recognized at cost and are subsequently measured at cost less accumulated amortization and accumulated impairment losses. Amortization is recorded within administration expenses. Digital assets recorded under IAS 38 have an indefinite useful life initially measured at cost, and subsequently measured at fair value.

Argo’s primary business is focused on cryptocurrency mining, and it typically holds mined crypto assets on its balance sheet. Argo Labs is an in-house innovation arm focused on identifying opportunities within the disruptive and innovative sectors of the broader cryptocurrency ecosystem. Argo Labs uses a portion of Argo’s crypto assets to deploy into various blockchain projects. Currently Argo allocates approximately 10% if its holdings to Argo Labs.

Increases in the carrying amount arising on revaluation of digital assets are credited to other comprehensive income and shown as other reserves in shareholders’ equity. Decreases that offset previous increases of the same asset are charged in other comprehensive income and debited against the fair value reserve directly in equity; all other decreases are charged to the income statement.

The fair value of intangible cryptocurrencies on hand at the end of the reporting period is calculated as the quantity of cryptocurrencies on hand multiplied by price quoted on www.coingecko.com, one of the leading crypto data sources, as at the reporting date.

Costs relating to the development of website are capitalised once all the development phase recognition criteria of IAS 38 "Intangible Assets" are met. Amortization is charged on a straight-line basis over the estimated useful life of 5 years. The useful life represents management's view of the expected period over which the Group will receive benefits from the Website, as well as anticipation of future events which may impact their useful life, such as changes in technology.

Goodwill is initially measured at cost (being the excess of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held of the net identifiable assets acquires and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the difference is recognized in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

Tangible fixed assets

Tangible fixed assets comprise of right of use, office equipment, mining and computer equipment, data centres, leasehold improvements and assets under construction.

Right of use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjust for any remeasurement of lease liabilities. The cost of the right of use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right of use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Office equipment assets are measured at cost, less any accumulated depreciation and impairment losses. Office equipment is depreciated over 3 years on a straight line basis.

Tangible fixed assets are initially measured at cost and subsequently measured at cost or valuation, net of amortization and any impairment losses. Cost includes the original purchase price of the asset and any costs attributable to bringing the asset to its working condition for its intended use. An item of property, plant and equipment is recognized as an asset if it is probable that future economic benefits associated with the asset will flow to the entity, and the cost of the asset can be measured reliably

Data centres and assets under construction: Depreciation on the data centres and assets under construction is recognized so as to write off the cost or valuation of assets less their residual values over their estimated useful lives of 25 years on a straight-line basis from when they are brought into use. Depreciation is recorded in the Income Statement within general administrative expenses once the asset is brought into use. Any land component is not depreciated.

Mining and computer equipment and leasehold improvements: Depreciation is recognized so as to write off the cost or valuation of assets less their residual values over their estimated useful lives of 3 years in the case of mining and computer equipment and 5 years in the case of the leasehold improvements, on a straight line basis. Depreciation is recorded in the Statement of Comprehensive Income within direct costs.

Management assesses the useful lives based on historical experience with similar assets as well as anticipation of future events which may impact their useful life.

Impairment of non-financial assets

At each reporting period end date, the Group reviews the carrying amounts of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group and Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Digital assets

Digital assets, including tokens and cryptocurrency, do not qualify for recognition as cash and cash equivalents or financial assets, and have an active market which provides pricing information on an ongoing basis.

The Group's business model is to mine digital currencies for sale in the ordinary course of business. The Group does not buy or sell digital currencies for third parties, but will move its holdings between digital currencies depending on expected and actual fluctuations in fair values. Although the Group mines for sale in the ordinary course of business, it looks to sell digital assets at a price that will generate the greatest realized gain and at a time when it would need to generate more fiat cash to meet working capital requirements. Thus, the Group may choose not to immediately sell its digital asset holdings after mined.

The Group has assessed that it acts in a capacity as a commodity broker-trader as defined in IAS 2, Inventories, in characterising its holding of Digital assets as inventory. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value (less costs to sell) are recognized in profit or loss. Digital assets are initially measured at fair value. Subsequently, digital assets are measured at fair value with gains and losses recognized directly in income or loss.

Digital assets are included in current assets as management intends to dispose of them within 12 months of the end of the reporting period. Digital assets are cryptocurrencies mined by the Group. Cryptocurrencies not mined by the Group are recorded as Intangible Assets (see note 18).

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and demand deposits with banks and other financial institutions, that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. The Group considers the credit risk on cash and cash equivalents to be limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

Financial instruments

Financial assets: Financial assets are recognized in the Statement of Financial Position when the Group becomes party to the contractual provisions of the instrument. Financial assets are classified into specified categories. The classification depends on the nature and purpose of the financial assets and is determined at the time of recognition. Financial assets are subsequently measured at amortised cost, fair value through OCI, or fair value through profit and loss.

The classification of financial assets at initial recognition that are debt instruments depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

In order for a financial asset to be classified and measured at amortised cost, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Subsequent measurement: For purposes of subsequent measurement, financial assets are classified in four categories:

●	Financial assets at amortised cost
●	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)
●	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)
●	Financial assets at fair value through profit or loss

Equity Instruments: The Group subsequently measures all equity investments at fair value.. Dividends from such investments continue to be recognized in profit or loss as other income when the Group’s right to receive payments is established. Changes in the fair value of financial assets at FVPL are recognized in other gains/(losses) in the statement of profit or loss as applicable.

Financial assets at amortised cost (debt instruments): This category is the most relevant to the Group. The Group measures financial assets at amortised cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortised cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Interest received is recognized as part of finance income in the statement of profit or loss and other comprehensive income. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. The Group’s financial assets at amortised cost include other receivables and cash and cash equivalents.

Derecognition: A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated Balance sheet) when:

●	The rights to receive cash flows from the asset have expired; or
●	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of its continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Impairment of financial assets: The Group recognises an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original EIR. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

The Group recognises an allowance for ECLs for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original EIR. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For the years ended 31 December 2021 and 2020 the Group has not recognized any ECLs.

For other receivables due in less than 12 months, the Group applies the simplified approach in calculating ECLs, as permitted by IFRS 9. Therefore, the Group does not track changes in credit risk, but instead, recognises a loss allowance based on the financial asset’s lifetime ECL at each reporting date.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows and usually occurs when past due for more than one year and not subject to enforcement activity.

At each reporting date, the Group assesses whether financial assets carried at amortised cost are credit impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. The Company has an Intercompany loan due from its 100% Canadian subsidiary for which there is no formal agreement including payment date and therefore it cannot be considered to be in breach of an agreement and accordingly the loan is not subject to adjustments and is maintained at its book value in the financial statements.

Financial liabilities: Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities include trade and other payables and loans.

Subsequent measurement: The measurement of financial liabilities depends on their classification, as described below:

Loans and borrowings and trade and other payables: After initial recognition, interest-bearing loans and borrowings and trade and other payables are subsequently measured at amortised cost using the EIR method. Gains and losses are recognized in the statement of profit or loss and other comprehensive income when the liabilities are derecognized, as well as through the EIR amortization process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss and other comprehensive income. This category generally applies to trade and other payables.

Derecognition: A financial liability is derecognized when the associated obligation is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in profit or loss or other comprehensive income.

Equity instruments: Equity instruments issued by the group are recorded at the proceeds received, net of transaction costs. Dividends payable on equity instruments are recognized as liabilities once they are no longer at the discretion of the group. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased. The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Taxation

The tax expense represents the sum of tax currently payable or receivable and deferred tax.

Current tax: The tax currently payable or receivable is based on taxable profit or loss for the year. Taxable profit or loss differs from net profit or loss as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the reporting end date.

Deferred tax: Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred income tax assets are recognized on deductible temporary differences arising from investments in subsidiaries, associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting end date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when the company has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority.

Employee benefits

The costs of short-term employee benefits are recognized as a liability and an expense, unless those costs are required to be recognized as part of non-current assets.

The cost of any unused holiday entitlement is recognized in the period in which the employee’s services are received.

Termination benefits are recognized immediately as an expense when the company is demonstrably committed to terminate the employment of an employee or to provide termination benefits.

The group does not have any pension schemes.

Stock based compensation

Equity-settled share-based payments are measured at fair value at the date of grant by reference to the fair value of the equity instruments granted using the Black-Scholes model. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the estimate of shares that will eventually vest. A corresponding adjustment is made to equity.

When the terms and condition of equity settled share-based payments at the time they were granted are subsequently modified, the fair value of the share-based payment under the original terms and conditions and under the modified terms and conditions are both determined at the date of the modification. Any excess of the modified fair value over the original fair value is recognized over the remaining vesting period in addition to the grant date fair value of the original share-based payment. The share-based payment expense is not adjusted if the modified fair value is less than the original fair value.

Cancellations or settlements are treated as an acceleration of vesting and the amount that would have been recognized over the remaining vesting period is recognized immediately.

As a result of the increase in share price and the impact of the estimation of share-based payments the Group has now recognized an expense for the outstanding share options and warrants.

Foreign exchange

Transactions in currencies other than pounds sterling are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting end date, monetary assets and liabilities that are determined in foreign currencies are retranslated at the rates prevailing on the reporting end date - Gains and losses arising on translation are included in the income statement for the period. At each reporting end date, non-monetary assets and liabilities that are determined in foreign currencies are retranslated at the rates prevailing on the opening balance sheet date. Gains and losses arising on translation of subsidiary undertakings are included in accumulated other comprehensive income.

Earnings per share

Basic earnings per share is calculated by dividing:

●	the profit attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares;
●	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

●	the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares; and
●	the weighted average number of additional ordinary shares that would have been outstanding, assuming the conversion of all dilutive potential ordinary shares.

4.FINANCIAL RISK FACTORS

The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group’s overall risk management programme seeks to minimise potential adverse effects on the Group’s financial performance. Risk management is undertaken by the Board of Directors.

Market Risk

The Group is dependent on the state of the cryptocurrency market and general sentiment of crypto assets as a whole. During the year the Group managed the company’s cryptocurrency through a carefully structured active management strategy for all Group held crypto assets. It is designed to protect the Company in the event that crypto prices decrease, but would also have the potential to provide an upside in a rising crypto asset market. Internally, the Argo team exchanged cryptocurrency to fiat currency via a third party digital currency exchange, Satstreet Inc (based in Toronto Canada). As a result of raising money through both debt and equity the Group has not sold a significant proportion of its Bitcoin holding during the year.

As a cryptocurrency miner, and principally that of mining Bitcoin, the Directors have considered the risk around the price of Bitcoin. The cost to mine each Bitcoin in 2021 was less than £6k; as such, there can be a significant fall in Bitcoin price before the Group has a significant issue. Given our relatively low cost of power, we are better positioned than many of our competitors to survive a significant drop in Bitcoin price. In this scenario, our relative share of the global hashrate would increase and we would mine more Bitcoin. As such the Directors have considered the sensitivity around BTC market price and have anticipated and modelled a significant fall in Bictoin price still allowing the Group to mine at a profitable level.

As a result of our diversification into non mining activities via Argo Labs, we consider that we are diversifying and thereby reducing our risk profile as a Group. Since Argo Labs invests in other cryptocurrencies besides Bitcoin this diversification is at an operating level and a commodity level.

The Group is also subject to market fluctuations in foreign exchange rates. The subsidiary (Argo Innovation Labs Inc.) is based in Canada, and transacts in CAD$, USD$ and GBP. 9377-2556 Quebec Inc. and 9366-5230 Quebec Inc. are based in Canada and transact in CAD. Argo Innovations Facilities (US) Inc. is located in the United States of America and transacts in USD. The Group bond is denominated in USD. Cryptocurrency is primarily convertible into fiat through USD currency pairs and through USD denominated stable coins and is the primary method for the Group for conversion into cash. The Group monitors exchange rates on a constant basis and maintains bank accounts in all applicable currency denominations.

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonable possible change in USD and CAD exchange rates, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the fair value of monetary assets and liabilities.

	Change in USD	Effect on profit	Effect on pre-
	rate	before tax	tax equity
		£’000	£’000
2021	+/-10%	+/-250	+/-87

2020	+/-10%	—	—

	Change in CAD	Effect on profit	Effect on pre-
	rate	before tax	tax equity
		£’000	£’000
2021	+/-10%	+/-1,611	+/-3,208

2020	+/-10%	+/-614	+/-122

Credit risk

Credit risk arises from cash and cash equivalents as well as any outstanding receivables. Management does not expect any losses from non-performance of these receivables. The amount of exposure to any individual counter party is subject to a limit, which is assessed by the Board.

The Group considers the credit risk on cash and cash equivalents to be limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. However, in the UK the banking sector is not currently favourable toward crypto based businesses and as such the Group has opened accounts with a number of Tier 2 banks in order to mitigate the risk of an account been deactivated or closed by the bank.

The Company considers the intercompany loan to its subsidiary (Argo Innovation Labs Inc.) to be fully recoverable through review of projected cash flows and acceptance of regular payments directly to the Company's creditors.

The carrying amount of financial assets recorded in the financial statements represent the Group’s and Company’s maximum exposure to credit risk. The Group and Company do not hold any collateral or other credit enhancements to cover this credit risk.

Liquidity risk

Liquidity risk arises from the Group’s management of working capital. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due.

The Board updates cashflow projections on a regular basis and closely monitors the cryptocurrency market on a daily basis. Accordingly, the Group’s controls over expenditure are carefully managed, in order to maintain its cash reserves. The Treasury committee meets on a weekly basis to make decisions around future cashflows and working capital requirements. Decisions may include considering debt/equity options alongside selling Bitcoin.

The table below analyses the Group’s non-derivative financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings, based on the remaining period at the Statement of Financial Position to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1	Between 1 and	Between 2
	year	2 years	and 5 years	Over 5 years
At 31 December 2021
Loans and borrowings	23,901	2,188	693	—
Lease liabilities	21	42	63	251
Issued debt	—	—	26,908	—
	,
At December 2020
Lease liabilities	3,470	3,909	—	—

Capital risk management

The Group’s objectives when managing capital is to safeguard the Group’s ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders or issue new shares.

The Group has a very prudent view of using debt to finance future outflows and carefully monitors its EBITDA vs. debt, net assets vs. debt and market capitalisation vs. debt ratios. Please see the net debt tables below the cashflows and note 29 showing the fair value hierarchy of liabilities.

5.ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

The Group has adopted all recognition, measurement and disclosure requirements of IFRS, including any new and revised standards and Interpretations of IFRS, in effect for annual periods commencing on or after 1 January 2021. The adoption of these standards and amendments did not have any material impact on the financial result of position of the Group.

Standards which are in issue but not yet effective:

At the date of authorisation of these financial statements, the following Standards and Interpretation, which have not yet been applied in these financial statements, were in issue but not yet effective.

Standard or Interpretation	Description	Effective date for annual accounting period beginning on or after
IAS 1	Amendments – Presentation and Classification of Liabilities as Current or Non-current	1 January 2023
IAS 16	Amendments - Property, Plant and Equipment	1 January 2022
IAS 37	Provisions, Contingent Liabilities and Contingent Assets	1 January 2022
IAS 8	Amendments - Definition of Accounting Estimates	1 January 2023
IAS 1	Amendments – Disclosure of Accounting Policies	1 January 2023
IFRS 3	Amendments – Business Combinations – Conceptual Framework	1 January 2022
IFRS	Annual Improvements to IFRS Standards 2018-2020	1 January 2022

The Group has not early adopted any of the above standards and intends to adopt them when they become effective.

6.KEY JUDGEMENTS AND ESTIMATES

In the application of the Group’s accounting policies, the directors are required to make judgements, estimates and assumptions about the carrying amount of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised where the revision affects only that period, or in the period of the revision and future periods where the revision affects both current and future periods.

The estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities are outlined below.

Fair value of assets and liabilities acquired from GPUone - Note 17

The fair value of assets acquired was assessed in line with independent valuations provide by CBRE of the properties. Given the continued demand for power sites and data centres in the North of America, the Directors consider the valuations to be prudent, however they are still in line with the fair value and consideration paid for the entities, primarily (as discussed above) for Argo to gain access to the low cost of power and direct control of management of the miners at those sites.

The land and buildings have been capitalised (and subsequently depreciated) at the value the independent valuers have given those properties. When modelling a cashflow on these properties and the benefit of owning versus being hosted at the properties the cashflow and profits support these valuations.

Valuation of cryptocurrencies- Note 22

During the year the directors assessed the treatment of both the Bitcoin it mines and the other cryptocurrency held for investment purposes (as part of the broader diversification into non-mining activities), deciding that the only digital assets it would carry and treat as inventories would be the cryptocurrency mined or held in the mined currency (Bitcoin). As such any other cryptocurrency is treated as an intangible assets ( see note 18).

The Board regularly monitors the values of the cryptocurrencies and any market forecasts. During the period, the Group entered into crypto currency transactions, which were assessed for fair value in line with the requirements of IAS 2, Inventories. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value (less costs to sell) are recognized in profit or loss. Revaluations were made with such regularity that as at the end of the reporting period the carrying amount of the asset does not differ materially from its fair value. All revaluations were made with reference to level 1 information, being crypto currencies actively traded on the open market (www.coingecko.com). Although this is the source to which we predominantly refer due to the large population of cryptocurrencies it monitors, we regularly review this against other price websites and exchanges.

As at 31 December 2021 the Group held £80,759,000 of crypto currency (see note 22). Cryptocurrencies mined by the Group are classified as digital assets (See Note 22). Cryptocurrencies not mined by the Group are classified as intangible assets (see Note 18).

Tokens are valued at cost until they start vesting and reviewed for impairment. Crowd loans are valued at £nil given that no tokens have yet been received and/or have started vesting. It should be noted only immaterial amounts are invested in this form of assets.

Share-based payments- Note 23

During the year (and in previous years) share based payments were made based on the fees due to certain individuals for services to be performed by them in the future. In calculating these payments, where possible the Directors consulted with professional advisers to establish the market rate for these services. In addition to this, the company has also issued warrants and options to Directors and employees which have been valued in accordance with the Black Scholes model. Significant estimation and judgement is required by the directors when using the Black Scholes method. Further details of these estimates are available in note 23.

Contingent consideration – Note 26

An element of consideration relating to the asset acquisition of the Texas facility (Helios) is contingent on the fulfilment of future contractual milestones. On acquisition, estimates are made regarding the probability of fulfilment and expected timing. These estimates are reassessed at each reporting date and adjustments made to the liability where necessary. The carrying value of contingent consideration at 31 December 2021 was £8,071,000 (2020: £nil).

Valuation of tangible and intangible fixed assets- Notes 18 and 19

The directors considered at length whether any further impairments were required on the value of the mining and computer equipment, and website and underlying software. In doing so they made use of forecasts of revenues and expenditure prepared by the Group and came to the conclusion that further impairment of those assets were unnecessary based on current forecasts.

Fair value of assets acquired was assessed in line with independent valuations provide by CBRE of the sites. Given the continued demand for power sites and data centres in the North of America the Directors consider the valuations to be prudent, however they are still in line with the fair value and consideration paid for the entities, primarily (as discussed above) for Argo to gain access to the low cost of power and direct control of management of the miners at those sites.

During the year as the Group expanded into non-mining activities (Argo Labs) the assets held within Argo Labs are classified as intangible assets. Any impairment of these assets is reflected in the income statement and any increased in the fair value are reflected in the fair value reserve. Argo Labs is an in-house innovation arm focused on identifying opportunities within the disruptive and innovative sectors of the broader cryptocurrency ecosystem. Argo Labs uses a portion of Argo’s crypto assets to deploy into various blockchain projects. Currently Argo allocates approximately 10% if its digital asset holdings to Argo Labs.

Valuation of investments in subsidiaries and amounts due from group companies- Note 21

The Board considered amounts due from group companies and whether any further impairments were required on their carrying value. When considering these amounts they made use of forecasts of the profitability of the subsidiary and of their revenues and expenditure and concluded that impairment of those assets were unnecessary based on current forecasts and performance during the first part of 2022.

The forecasts to support this were built using our existing internal models showing positive cash contribution and profitability of the subsidiaries and their future value to the Group as a whole. Both pre and post year end these models continue to show that the contribution to the Group is at least the carrying value of these investments and as such no impairment has been recognized.

Valuation of investments- Note 15

The Board has reviewed the carrying value of investments at the year end. They have taken into account the underlying investments and have concluded those investments do not require impairment.

WonderFi is listed on the Canadian NEO Exchange market and as such has been valued at its market price.

7.REVENUES

	2021	2020
	£'000	£'000
Crypto currency mining - worldwide	70,325	18,947
Subscriber revenue - worldwide	—	10
Crypto currency management fees – United States	3,879	—
Total revenue	74,204	18,957

Due to the nature of Cryptocurrency mining, it is not possible to provide a geographical split of the revenue stream.

Cryptocurrency mining revenues are recognized at a point in time , being when it is credited to the Group's wallet.

Cryptocurrency management fees are services recognized over time.

8.EXPENSES BY NATURE

	2021	2020
Direct Costs	£’000	£’000
Depreciation of mining hardware	11,129	5,896
Hosting and other costs	11,057	11,210
Total direct costs	22,186	17,106

	2021	2020
Administrative expenses	£’000	£’000
Salary and other employee related costs	2,662	461
Depreciation and amortization	382	131
Insurance	1,408	117
Public relations and associated activities	699	113
Travel and subsistence	128	46
Audit fees	239	135
Carbon credits	252	—
Hedging costs	326	—
Impairment of intangible assets	535	—
Repairs and maintenance	939	75
Settlement re Crypto mining management fees	(1,561)	—
Write off of variable contingent consideration	(352)	—
Research costs	—	20
Other expenses	424	265
Total administrative expenses	6,081	1,363

	2021	2020
Finance Costs	£’000	£’000
Interest on loans and borrowings	2,142	151
Total finance costs	2,142	151

9.AUDITOR’S REMUNERATION

	2021	2020
	£’000	£’000
In relation to statutory audit services	170	100
Other audit assurance services	52	35
Total auditor’s remuneration	222	135

10.EMPLOYEES

The average monthly number of persons (including directors) employed by the group during the period was:

	2021	2020
	Number	Number
Directors and employees	26	6

Their aggregate remuneration comprised:

	2021	2020
	£’000	£’000
Wages and salaries	2,286	191
Social security costs	199	13
Pension costs	25	—
Share based payments	1,392	24
	3,902	228

The average monthly number of persons (including directors) employed by the company during the period was:

	2021	2020
	Number	Number
Directors and employees	4	1

Their aggregate remuneration comprised:

	2021	2020
	£’000	£’000
Wages and salaries	406	135
Social security costs	8	18
Pension costs	1	—
Share based payments	330	—
	745	153

11.DIRECTORS’ REMUNERATION

	2021	2020
	£’000	£’000
Director’s remuneration for qualifying services	856	532
Senior management loss of office	132	—
Share based payments expense	431	20
Total remuneration for directors and key management	1,416	552

The amounts above are remunerated through both salaries (of which, some are included in 10) and through service companies (as disclosed in note 31). The highest paid director during the year was Peter Wall, earning £455,000, (2020 - £251,000)

12.EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the profit attributable to equity shareholders by the weighted average number of shares in issue.

The Group and Company has in issue 17,688,897 warrants and options at 31 December 2021 (2020 -41,202,382).

	2021	2020
Net profit for the period attributable to ordinary equity holders from continuing operations (£'000)	30,765	1,442
Weighted average number of ordinary shares in issue ('000)	397,513	303,436
Basic earnings per share for continuing operations (pence)	7.7	0.5

Net profit for the period attributable to ordinary equity holders for continuing operations (£'000)	30,765	1,442
Diluted number of ordinary shares in issue ('000)	415,201	344,638
Diluted earnings per share for continuing operations (pence)	7.4	0.4

13.TAXATION

	2021	2020
Current tax:	£’000	£’000

Current tax on profits for the year	7,679	—
Adjustments in respect of prior periods	—	—
Total current tax	7,679	—

	2021	2020
Deferred tax:	£’000	£’000

Origination and reversal of temporary differences	827	—
Total deferred tax	827	—
Total tax charge	8,506	—

No deferred tax has been recognized on the losses brought forward on the UK and US losses given the uncertainty on the generation of future profits.

Income tax expense

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2021	2020
	£'000	£'000
Profit before taxation	39,271	1,442
Expected tax charge based on a weighted average of 25% (2020 - 24%) (UK, US and Canada)	9,746	346

Effect of expenses not deductible in determining taxable profit	1,779	3
Capital allowances in excess of depreciation	(3,770)	(101)
Other tax adjustments	(137)	(141)
Unrealized gains/(loss) on crypto assets	(385)	(562)
Origination and reversal of temporary differences	827	—
Unutilized tax losses carried forward	445	455
Taxation charge in the financial statements	8,506	—

The group has tax losses available to be carried forward and used against trading profits arising in future periods of approximately £10,476,000 (2020 - £10,031,000).

No deferred tax asset has been recognized on the UK and US unutilised losses.

The weighted average applicable tax rate was 25% (2020: 24%). The increase is caused by a change in the profitability of the Group’s subsidiaries in the respective countries.

The deferred tax liabilities as at 31 December 2021, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	2021	2020
Deferred tax liabilities	£'000	£'000

Fair value gains:
Digital assets	286	—
Gain on fair value of property acquired (see note 17)	442	—
Share of other comprehensive income of associates	99	—
Total deferred tax	827	—

Split between:

	2021	2020
Deferred tax liabilities	£’000	£’000
Current liabilities	286	—
Non-current liabilities	541	—
Total deferred tax	827	—

14.INVESTMENT IN SUBSIDIARIES

Company

Details of the Company’s subsidiaries at 31 December 2021 and 31 December 2020 are as follows:

	Country of	Ownership	Voting Power	Nature of
Name of Undertaking	Incorporation	Interest (%)	Held (%)	Business
Argo Innovation Labs Inc.	Canada	100%	100%	*
Argo Innovation Labs Limited	UK	100%	100%	Dormant
Argo Innovation Facilities (US) Inc.	USA	100%	100%	*
9377-2556 Quebec Inc.	Canada	100%	100%	**
9366-5230 Quebec Inc.	Canada	100%	100%	**

* The provision of cryptocurrency mining services

** The provision of cryptocurrency mining sites

	2021	2020
Investment in subsidiaries	£’000	£’000

At 1 January	—	—
Additions	12,181	—
At 31 December	12,181	—

The cost of the investment above is in respect of the DPN LLC acquisition. Further detail can be found in note 19.

The Company’s interest in Argo innovation Labs Inc. was acquired on incorporation of the company, previously named Argo Blockchain Canada Holdings Inc., on 12 January 2019.

The registered office of Argo Blockchain Canada Holdings Inc. is 700-401 West Georgia Street, Vancouver, BC V6B 5A1 Canada. On 8 January 202 Argo Blockchain Canada Holdings Inc.’s name was changed to Argo Innovation Labs Inc..

On 1 September 2019 the Company acquired 100% of Argo Mining Limited for £1 (one). The registered office is 9th Floor 16 Great Queen Street, London, England, WC2B 5DG. On 14 January 2020 Argo Mining Limited changed its name to Argo Innovation Labs Limited. This company was dormant in the years ended 31 December 2020 and 2021.

Argo innovation Facilities (US) Inc was incorporated on 25 February 2021 with a registered address of 2028 East Ben White Blvd. Austin, TX 78740.

9377-2556 Quebec Inc.and 9366-5230 Quebec Inc.are the GPUone subsidiaries acquired on 11 May 2021 with registered addresses of 8 avenue William Dobell, Baie-Comeau, Quebec G4Z 1T7 and 10205 Irene Vachon, Mirabel, Quebec J7N 3E3 respectively. More information on this acquisition can be found in note 17.

15.INVESTMENTS AT FAIR VALUE THROUGH INCOME OR LOSS

Non-current	2021	2020
	£'000	£'000

At 1 January	1,393	58
Additions	219	1,336
Foreign exchange movement	—	(1)
Fair value through income or loss	183	—
Disposals	(1,392)	—
At 31 December	403	1,393

GPUone Holding Inc.

As part of the disposition of GPUone Holdings Inc on 20 August 2021 Argo disposed of 100% of its holding for a total consideration of £764,000, of which £128,000 was received post year end once the final total assets were calculated. This resulted in a loss on sale of investment of £629,000.

Luxor Technology Corporation

On 7 December 2020 the Group entered into an agreement to acquire £73,427 (USD$100,000) of shares in Luxor Technology Corporation. On 7 May 2021, following a second round of funding which the Group did not participate in, this prepayment became an investment representing less than 1% of the Series A-1 Preferred Stock and voting rights.

WonderFi Technologies Inc.

On 3 June 2021 the Group invested £145,933 (CDN$250,000) of WonderFi Technologies Inc. equating to 250,000 ordinary shares (formerly DeFi Ventures Inc.) an investment representing less than 1% of the Ordinary shares and voting rights. As at 31 December 2021 the investment was revalued to the year end share price of CAD 2.25 per share, resulting in a £183,000 fair value adjustment.

16.INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	2021	2020
	£000	£000
At January 1	—	—
Acquired during the period	8,444	—
Share of loss	(1,198)
Share of fair value gains on intangible assets through other comprehensive income	6,571
At December 31	13,817	—

Set out below are the associates of the Group as at 31 December 2021, which, in the opinion of the Directors, significant influence is held. The associate as listed below has common stock consisting solely of ordinary shares, which are held directly by the Group. The country of incorporation or registration is also their principal place of business.

Nature of investment in associates:

		% of
	Address of the	ownership	Nature of	Measurement
Name of entity	registered office	interest	relationship	method

Pluto Digital PLC	Hill Dickinson LLP, 8th Floor The Broadgate Tower, 20 Primrose Street, London, United Kingdom, EC2A 2EW	24.65%	Refer below	Equity

On 3 February 2021 Argo invested in Pluto Digital PLC (“Pluto”), a crypto venture capital and technology company. The investment was satisfied with 75,000 Polkadot with a fair value at that date of £1,091,850. Further to this in a second round of funding the Group invested an additional £7,352,970 on 8 March 2021. In addition the Argo holds 121,666,666 warrants as a price of £0.12 each and 35,450,000 warrants at a price of £0.06 each. If Pluto was fully diluted Argo’s ownership would be 33.26% as at 31 December 2021 including the exercise of the share warrants.

Argo owns 24.65% of the total common stock and voting rights of the business and is entitled to nominate one director to the Pluto Board of Directors.

Pluto is a crypto technology company that connects Web 3.0 decentralised technologies to the global economy. Pluto identifies key emerging areas and projects in the crypto sphere, then deploys its business, networks and technical expertise to create value for crypto partners, projects and Pluto shareholders.

Pluto incubates and advises digital asset projects based on decentralised technologies, decentralised finance and networks such as Ethereum and Polkadot. Additionally, Pluto supports the operation of proof-of-stake networks by staking and operating validator nodes. Pluto represents a strategic partnership for the Group as it diversifies its activities in the crypto space.

Pluto Digital PLC is a private company and there is no quoted market price available for its shares.

There are no contingent liabilities relating to the Group’s interest in the associates.

The audited financial information for the period ended 30 September 2021 and the unaudited management accounts for the period from 1 October 2021 to 31 December 2021 have been made available by Pluto to the Group and the figures in the above represent Argo’s share of the loss and gain on the fair value of the intangible assets (net of deferred tax).

Summarized financial information for associates

Set out below is the summarized financial information for Pluto Digital plc which is accounted for using the equity method, based upon audited financial statements to 30 September 2021 and management accounts for the 3 months ended 31 December 2021.

Summarized Statement of Financial Position

Pluto Digital plc
As at 31 December
2021 £000
Current
Cash and cash equivalents	1,759
Other current assets (excluding cash)	335
Total current assets	2,094
Trade payables	88
Other current liabilities (excluding trade payables)	1,494
Total current liabilities	1,582
Non-current
Tangible fixed assets	49
Investments and other non-current assets	56,000
Total non-current assets	56,049
Financial liabilities	2,807
Total non-current liabilities	2,807
Net assets	53,754

Pluto was incorporated in 2021, therefore, no comparatives are available.

Summarized Statement of Comprehensive Income, Pluto Digital plc

January 12 –
December 31,
2021
£000
Operating costs and expense	(7,652)
Realized gains – digital assets	2,394
Loss from continuing operations	(5,258)
Income tax expense	575
Post-tax loss from continuing operations	(4,867)
Other comprehensive income	26,991
Total comprehensive Income	21,824

The information above reflects the amounts presented in the financial statements of the associate (and not Argo Blockchain Plc’s share of those amounts) adjusted for differences in accounting policies between the Group and the associate.

Reconciliation of summarized financial information

2021
£000
Summarized financial information
Net assets at acquisition	34,228
Profit/(loss) for the period	(4,867)
Other comprehensive income	26,691
Foreign exchange differences	—
Closing net assets	56,052
Interest in associates (24.65%; 0%)	13,817
Goodwill	—
Carrying value	13,817

17.BUSINESS COMBINATION

GPUone subsidiaries acquired from GPUone Holding Inc.

On 11 May 2021, the Group acquired 100% of the common stock of GPUone 9377-2556 and GPUone 9366-5230 from its shareholder GPUone Holding Inc. for a total consideration of £5,537,000; consisting of £213,000 being satisfied in cash and the balance satisfied by the cancellation of certain prepayments and deposits previously paid by Argo to the vendor. Each of these acquired entities owned and operated a data centre within which Argo was the lead tenant.

The acquisition was performed to enable the Group to obtain control of its hosting facility and power costs across its facilities in Canada. From acquisition on 11 May 2021 to 31 December 2021 the GPUone subsidiaries loss amounted to £3,369,000 which is fully consolidated. No revenue has been generated from these entities since acquisition, however both entities have provided hosting services to Argo Innovation Labs Inc.Both GPUone entities were dormant up until the date of acquisition, when the relevant assets and liabilities acquired were transferred by GPUone Holding Inc. to these entities immediately prior to acquisition. There is no difference between the amount consolidated within profit and loss and the amount which would have been consolidated if the acquisition happened on 1 January 2021.

The consideration was negotiated on an arm’s length basis and primarily on the basis of the valuation of the land and buildings being acquired. The directors attribute the consideration as fair value of the land and buildings with no goodwill being recognized as currently Argo does not anticipate hosting any third parties at these sites in the medium term.

The fair values of the acquisition date assets and liabilities, together with any separately identifiable intangible assets, have been provisionally determined at 30 September 2021 because the acquisition was completed late in the period. The Group is currently obtaining the information necessary to finalise its valuation.

On a £1 for £1 basis certain deposits and other receivables totalling £668,000 were acquired. The directors consider these amounts fully recoverable and as such these receivables have not been impaired. Liabilities assumed are incorporated at their cost.

The following table summarises the consideration paid for the GPUone subsidiaries and the fair value of assets acquired and liabilities assumed at the acquisition date:

Consideration

£'000
Cash	213
Payment for deposits	668
Cancellation of prepayment and deposits	4,656
Total consideration	5,537

Recognized amounts of identifiable assets acquired, and liabilities assumed

£'000
Cash and cash equivalents	4
Property, plant and equipment (Note 11)	10,779
Trade and other receivables	387
Trade and other payables	(326)
Property mortgages	(5,010)
Lease liability	(377)
Goodwill	80
Total	5,537

Fair value of assets acquired was assessed in line with independent valuations provided by CBRE of the sites. Given the continued demand for power sites and data centres in North America the Directors consider the valuations to be prudent, however they are still in line with the fair value and consideration paid for the entities, primarily (as discussed above) for Argo to gain access to the low cost of power and direct control of management of the miners at those sites. No acquisition costs have been recognized in the above calculations.

18.INTANGIBLE FIXED ASSETS

		Digital
	Goodwill	assets	Website	Total
	£’000	£’000	£’000	£’000
Cost
At 1 January 2020	—	—	671	671

Addition / Disposals	—	—	—	—

At 31 December 2020	—	—	671	671

Additions	80	18,216	—	18,296
Disposals	—	(12,792)	—	(12,792)
At 31 December 2021	80	5,424	671	6,175

Amortization and impairment
At 1 January 2020	—	—	189	189
Amortization charged in the period	—	—	114	114

At 31 December 2020	—	—	303	303
Foreign exchange movement	—	—	9	9
Impairment	—	535	—	535
Fair value gain	—	(414)	—	(414)
Amortization charged during the period	—	—	138	138
At 31 December 2021	—	121	450	571

Balance At 31 December 2021	80	5,303	221	5,604

Digital assets are cryptocurrencies not mined by the Group. The Group held crypto assets during the year, which are recorded at cost on the day of acquisition. Movements in fair value between acquisition (date mined) and disposal (date sold), and the movement in fair value in crypto assets held at the year end, impairment of the intangible assets and any increase in fair value are recorded in the fair value reserve.

The digital assets held below are held in Argo Labs (a division of the Group) as discussed above. The assets are all held in secure custodian wallets controlled by the Group team and not by individuals within the Argo Labs team.

The assets detailed below are all accessible and liquid in nature. Those assets (immaterial in total) held longer term are inaccessible have been valued either at cost or £nil depending upon the information available as at the year end.

As at 31 December 2021		Fair value
Crypto asset name	Coins/tokens	£000
Polkadot – DOT	71,303	1,527
Ethereum - ETH	558	1,415
Cosmos Hub – ATOM	31,789	601
Solana - SOL	6,249	579
USDC (stable coin – fixed to USD)	274,110	203
Alternative coins	—	978
At 31 December 2021	—	5,303

19.TANGIBLE FIXED ASSETS

			Mining and	Assets
	Right of	Office	Computer	Under	Improvements
	use Assets	Equipment	Equipment	Construction	to data centers	Data centers	Total
	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Cost
At 1 January 2021	7,379		17,865	—	85	—	25,329

Foreign exchange movement	—	—	(62)	—	—	—	(62)
Acquisition through business combination	358	—	—	12,180	—	10,466	23,004
Additions	—	49	33,317	49,126	—	—	82,492
Transfer to another class	(7,379)	—	7,379	—	—	—
At 31 December 2021	358	49	58,499	61,306	85	10,466	130,763

Depreciation and impairment
At 1 January 2021	—	—	7,443	—	48	—	7,491
Foreign exchange movement	—	—	(65)	—	—	—	(65)
Depreciation charged during the period	3,281	—	7,856	—	17	229	11,383
Transfer to another class	(3,273)	—	3,273	—	—	—	—
At 30 December 2021	8	—	18,507	—	65	229	18,810

Carrying amount
At 1 January 2021	7,379		10,487	—	37	—	17,904
At 31 December 2021	350	49	39,992	61,306	20	10,237	111,954

No depreciation has been charged on the Texas land and buildings additions, which are included within assets under construction, as they are yet to come into use. On 8 March 2021 the Group completed the acquisition of DPN LLC to acquire 160 acres (with option to purchase a further 157 acres) of land in West Texas. The Group used ordinary shares as payment to acquire DPN LLC, part of which was issued during the period amounting to £3,521,000, and a further £8,659,000 which is due to be paid in ordinary shares and included within liabilities.

One of the data centres acquired through the GPUone acquisition owns a building on long term leasehold land (expiring in July 2072). Details of the outstanding lease liability can be found in note 28.

As per note 17 the directors have obtained independent valuations of both the Texas land and data centres all of which supports the carrying value of those assets. CBRE Limited performed the valuations for the Mirabel building and Baie-Comeau property using the income method.

	Right of use Assets	Mining and Computer Equipment	Data centers including improvements	Total
	£’000	£’000	£’000	£’000
Cost
At 1 January 2020	—	17,833	85	17,918

Foreign exchange movement	—	(136)	—	(136)
Additions	7,379	1,808	—	9,187
Disposals	—	(1,640)	—	(1,640)
At 31 December 2020	7,379	17,865	85	25,329

Depreciation and impairment
At 1 January 2020	—	2,488	31	2,519
Foreign exchange movement	—	15	—	15
Depreciation charged during the period	—	5,896	17	5,913
Depreciation on Disposals	—	(1,021)	—	(1,021)
At 31 December 2020	—	7,377	48	7,425

Carrying amount
At 1 January 2020	—	15,345	54	15,399
At 31 December 2020	7,379	10,487	37	17,904

All property, plant and equipment as at 31 December 2020 was owned by the subsidiary, Argo Innovation Labs Inc. During the year, the lease for the right of use assets was settle by purchasing the mining equipment. Book balances were transferred to mining and computer equipment.

Acquisition of DPN LLC

On 8 March 2021 the Group completed the acquisition of DPN LLC to acquire 160 acres (with option to purchase a further 157 acres) of land in West Texas for the construction of a 200MW mining facility for completion mid-2022.

The acquisition of DPN LLC, effectively comprising the land acquisition in West Texas, has been treated as an asset acquisition in the financial statements. The consideration for the acquisition was an initial price of GBP 3.6m, satisfied by the issue and allotment to the shareholders of DPN LLC of 3,497,817 new ordinary shares in Argo, with up to a further 8.6m of shares payable if certain contractual milestones related to the facility are fulfilled.

Initial issue and allotment of GBP 3.6m has been recognized based on estimated fair value of assets received at acquisition in line with IFRS 2 Share based payments. Contingent consideration balance of this business combination has been subsequently measured at fair value with changes recognized in profit and loss in line with IFRS 9. Fair value of assets acquired was assessed in line with independent valuations of site by CBRE as well as external financial due diligence and financial modelling. Financial models used historical power purchase assumptions for the area and the Company’s internal hash rate and Bitcoin pricing assumptions to help the Company evaluate the financial benefits of developing a Bitcoin mining operation on the land. Work performed by DPN LLC did from August 2019, when it purchased the land, to March 2021, when it sold the land to the Company, to prepare for a Bitcoin mining operation added to the value of the land for that purpose.

Consideration at 8 March 2021	£’000
Share based payment	3,521
Contingent consideration to be settled in shares	8,659
Total	12,180

Allocated as follows

£’000
Tangible fixed assets (Asset under construction)	12,180
Total	12,180

20.OTHER RECEIVABLES (NON-CURRENT)

	2021	2020
	£'000	£'000
Deposits
Brought forward	4,115	4,151
Exchange movement	—	(36)
Cancelled on acquisition of GPUone subsidiaries	(4,115)	—
Total carrying amount of other receivables	—	4,115

On this deposit was used as part of the acquisition of the GPUone Holding Inc subsidiaries detailed in note 17.

21.TRADE AND OTHER RECEIVABLES/ INTERCOMPANY

	2021	2020
	£'000	£'000
Prepayments and other receivables	13,194	812
Mining equipment prepayments	47,426	—
Other taxation and social security	2,739	1,364
Total trade and other receivables	63,359	2,176

Mining equipment prepayments consist of payments made and due on mining equipment due to arrive by the end of 2021. Payments to ePIC ASIC Asia Limited (“ePIC”) comprise £3,430,000, True North £2,366,000 and the balance of £41,630,000 was paid to Bitmain in advance of machine purchases to be received after the period end.

In February 2021, the Group entered into an agreement with ePIC (a designer and manufacturer of mining machines), which gave the Group priority access to next generation mining machines on a non-exclusive basis. As part of the agreement, the Group will assist in the development and testing of future products and will provide space and capacity at our Mirabel facility for ePIC’s research and innovation engineering teams to assist in the development of future mining machines. In August 2021, based on limitations of technology, Argo and ePIC agreed to amend their agreement. Under the amended agreement, the initial purchase order was cancelled and, at Argo’s option, the $5 million deposited with ePIC, in whole or in part, can be applied to the purchase of ePIC mining machines or ePIC common stock or repaid in full.

Other taxation and social security consist of purchase tax recoverable in the UK and Canada. GST and QST debtors are greater than 90 days as at 31 December 2021.

The directors consider that the carrying amount of trade and other receivables is equal to their fair value.

22.DIGITAL ASSETS

The Group mined crypto assets during the period, which are recorded at fair value on the day of acquisition. Movements in fair value between acquisition (date mined) and disposal (date sold), and the movement in fair value in crypto assets held at the year end, are recorded in profit or loss. The Group had used 1,504 Bitcoin as collateral for a loan see note 27, at that point the loan collateral was in excess of the requirements under the loan agreement.

During the year, as a result of the launch of its non-mining activities all of the Group’s holding in crypto currencies other than Bitcoin are now classified as intangible assets.

At the period end, the Group held Bitcoin representing a fair value of £80,759,000. The movement and breakdown is shown below:

	2021	2020
	£'000	£'000
At 1 January	4,637	1,041

Additions
Crypto assets purchased and received	16,569	9,897
Crypto assets mined	70,325	18,948
Total additions	86,894	28,845

Disposals
Crypto assets sold	(12,400)	(27,318)
Total disposals	(12,400)	(27,318)
Fair value movements
Gain/(loss) on crypto asset sales	437	(14)
Loss on futures	—	(259)
Movements on crypto assets held at the year end	1,191	2,342
Total fair value movements	1,628	2,069
At 31 December	80,759	4,637
Carrying value of digital assets pledged as collateral	49,759	—

The Group mined crypto assets during the period are recorded at fair value on the day of acquisition. Movements in fair value between acquisition (date mined) and disposal (date sold), and the movement in fair value in crypto assets held at the year end, are recorded in income or loss. The Group has used 1,504 Bitcoin as collateral for a loan - see note 27.

As at 31 December 2021 the above digital assets solely comprised of 2,441 Bitcoin with a fair value of £80,759,000.

As at 31 December 2020		Fair value
Crypto asset name	Coins/tokens	£000
Bitcoin - BTC	183	3,930
Polkadot – DOT	75,000	515
Ethereum - ETH	254	138
Binance Coin - BNB	1,243	34
USDT,USDC & Tether (stable coin – fixed to USD)	26,509	19
Alternative coins	—	1
At 31 December 2020		4,637

23.SHARE OPTIONS AND WARRANTS

The following options and warrants over Ordinary Shares have been granted by the company and are outstanding:

				Number of	Number of
				options/warrants	options/warrants
			Exercise	outstanding	exercisable
Options/ Warrants	Grant Date	Expiry date	Price	2021 ‘000	2021 ‘000
Warrants	15 January 2021	15 January 2031	£1.25	240	240
Warrants	19 April 2021	19 March 2024	£1.35	224	149
Warrants	19 January 2021	18 January 2026	£0.87	110	110
Warrants	17 June 2021	1 March 2024	£1.50	22	22
Options	25 July 2018	25 July 2024	£0.16	1,000	1,000
Options	17 July 2019	16 July 2024	£0.16	537	357
Options	5 February 2020	4 February 2030	£0.07	2,254	1,937
Options	5 February 2020	4 February 2030	£0.07	3,700	3,463
Options	3 February 2021	2 February 2031	£0.94	232	106
Options	27 June 2021	26 June 2031	£1.35	500	83
Options	24 June 2021	23 June 2031	£1.26	1,000	167
Options	1 July 2021	30 June 2031	£1.16	500	83
Options	13 July 2021	12 July 2031	£1.00	1,000	167
Options	22 September 2021	22 September 2031	£1.57	5,000	479
Options	17 December 2021	16 December 2031	£0.86	870	12
Options	23 November 2021	23 November 2031	£1.30	500	14
				17,689	8,389

	Number of	Weighted
	options and	average exercise
	warrants ‘000	price £
At 1 January 2021	41,776	0.12
Granted	10,698	1.63
Exercised	(34,351)	0.12
Lapsed	(434)	0.95
Outstanding at 31 December 2021	17,689	0.81
Exercisable at 31 December 2021	7,596	0.26

	Number of	Weighted
	options and	average exercise
	warrants ‘000	price £
At 1 January 2020	45,037	0.14
Granted	11,400	0.07
Exercised	(9,686)	0.16
Lapsed	(4,975)	0.16
Outstanding at 31 December 2020	41,776	0.13
Exercisable at 31 December 2020	34,439	0.13

The weighted average remaining contractual life of options and warrants as at 31 December 2021 is 102 months (2020 -29 months). If the exercisable shares had been exercised on 31 December 2021 this would have represented 2% (2020 – 11%) of the enlarged common stock.

At the grant date, the fair value of the options and warrants prior to the listing date was the net asset value and post listing determined using the Black-Scholes option pricing model. Volatility was calculated based on data from comparable listed technology start-up companies, with an appropriate discount applied due to being an unlisted entity at grant date. Risk free interest has been based on UK Government Gilt rates for an equivalent term.

Grant date	Grant date share price	Exercise price	Volatility	Life	Risk Free interest rate %	Marketability discount
25 July 2018	0.08	0.16	40%	6 years	0.01	75%

17 July 2019	0.09	0.16	40%	6 years	0.01	90%
5 February 2020	0.07	0.07	40%	6 years	0.01	0%
15 January 2021	1.07	1.25	112%	10 years	0.01	0%
19 January 2021	0.94	0.87	112%	5 years	0.01	0%
3 February 2021	0.94	0.94	112%	10 years	0.01	0%
19 April 2021	1.35	1.35	112%	3 years	0.01	0%
17 June 2021	1.35	1.50	112%	3 years	0.01	0%
24 June 2021	1.26	1.26	112%	10 years	0.01	0%
27 June 2021	1.35	1.35	112%	10 years	0.01	0%
1 July 2021	1.23	1.16	112%	10 years	0.01	0%
13 July 2021	1.00	1.00	112%	10 years	0.01	0%
22 September 2021	1.57	1.57	112%	10 years	0.01	0%
23 November 2021	1.30	1.30	112%	10 years	0.01	0%

24.COMMON STOCK

	As at 31	As at 31
	December 2021	December 2020
	£'000	£'000
Ordinary share capital
Issued and fully paid
303,435,997 Ordinary Shares of £0.001 each	303	294
Issued in the period
164,646,338 Ordinary Shares of £0.001 each	165	—
Fully paid not yet issued
Ordinary Shares of £0.001 each	—	9
468,082,335 Ordinary Shares of £0.001 each	468	303

Additional paid-in capital
At beginning of the period	1,540	25,252
Cancelled during the period	—	(25,252)
Issued in the period	150,977	—
Issue costs	(12,936)	—
Fully paid not yet issued	—	1,540
At the end of period	139,581	1,540

25.RESERVES

The following describes the nature and purpose of each reserve:

Reserve	Description
Ordinary Shares	Represents the nominal value of equity shares

Additional paid-in capital	Amount subscribed for common stock in excess of nominal value

Share based payment reserve	Represents the fair value of options and warrants granted less amounts transferred on exercise, lapse or expiry

Accumulated other comprehensive income	Cumulative effects of translation of opening balances on non-monetary assets between subsidiaries functional currencies (Canadian dollars and US Dollars) and Group presentational currency (Sterling).

Fair value reserve	Cumulative net gains on the fair value of intangible assets

Other comprehensive income of equity accounted associates	The other comprehensive income of any associates is recognized in this reserve

Accumulated surplus	Cumulative net gains and losses and other transactions with equity holders not recognized elsewhere.

26.TRADE AND OTHER PAYABLES

	2021	2020
	£'000	£'000
Trade payables	10,259	548
Accruals and other payables	4,986	271
Short term loans	—	116
Other taxation and social security	—	1
Total trade and other creditors	15,245	936

Within trade payables is £7,194,000 (2020: £nil) for amounts due for mining equipment not yet received.

The directors consider that the carrying value of trade and other payables is equal to their fair value.

Contingent consideration

As part of the acquisition of DPN LLC up to a further 8.6m of shares being payable if certain contractual milestones related to the facility are fulfilled (see note 19).

The amount payable as contingent consideration is payable in shares and as such is revalued as at the balance sheet date and any gain or loss is recognized in profit or loss, which for the year ended 31 December 2021 amounted to £236,000.

If any of the milestones are not achieved then that element of contingent consideration is recognized in profit or loss. The amount derecognized and recorded as a gain during the year ended 31 December 2021 amounted to £352,000.

27.LOANS AND BORROWINGS

	2021	2020
Non-current liabilities	£'000	£'000
Issued debt - bond	26,908	—
Assumed mortgage on acquisition	3,391	—
Total	30,299	—
Current liabilities
Short term loan	22,239	—
Assumed mortgage on acquisition	1,152	—
Total	23,391	—

The mortgages are secured against the two buildings at Mirabel and Baie Comeau are repayable over periods from 15 months to 60 months at interest rates of between 3% and 5% respectively.

On 23 December 2021 the Group entered into a loan agreement with Galaxy Digital LP for a loan of USD$30 million (£22.2m). The proceeds of the loan will be used, in conjunction with funds raised previously, to continue the build-out the Texas data centre, Helios. The short-term loan is a Bitcoin collateralised loan with an interest rate of 8% per annum. The loan is payable on demand.

In November 2021, the Group issued an unsecured 5 year bond with an interest rate of 8.75%. The directors do not consider that there is any variance between the fair value of the borrowings and the carrying amount. The bonds will mature on 30 November 2026. The bonds may be redeemed for cash in whole or in part at any time at the Group’s option (i) on or after 30 November 2023 and prior to 30 November 2024, at a price equal to 102% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after 30 November 30 and prior to 30 November 2025, at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iii) on or after November 30, 2025 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption.

The Group may redeem the bonds, in whole, but not in part, at any time at its option, at a redemption price equal to 100.5% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption, upon the occurrence of certain change of control events. The bond is listed on the Nasdaq Global Select Market under the symbol ARBKL.

28.LEASE LIABILITIES

	2021	2020
	£’000	£’000
Lease liability – current	7	3,470
Lease liability – non current	370	3,910

During the year as part of the acquisition of the GPUone subsidiaries (see note 17) the company acquired a lease on the land of one of the data centres. This is a long term lease expiring in 2072 at an interest rate of 5.5% with limited conditions, which in the opinion of the directors will be met. The material condition of this lease is that CAD 1.5m will be spent on the buildings to maintain upkeep during the lease period.

In late 2020, the Company entered into a lease agreement with Celsius Network for mining hardware at an interest rate of 12% per annum. In December 2021, the Company settled the outstanding amount of the lease.

During the year £114,000 of interest was paid in respect of the assumed mortgages and £8,000 was paid in respect of the land lease liability.

29.FINANCIAL INSTRUMENTS

	2021	2020
	£'000	£'000
Carrying amount of financial assets
Measured at amortised cost
- Mining equipment prepayments	47,426	—
- Trade and other receivables	13,194	145
- Cash and cash equivalents	11,803	2,051
Measured at fair value through profit or loss	403	1,393
Total carrying amount of financial assets	72,826	3,589

Carrying amount of financial liabilities
Measured at amortised cost
- Trade and other payables	10,259	548
- Short term loans	23,391	116
- Long term loans	3,391	—
- Issued debt - bonds	26,908
- Lease liabilities	377	7,409
Measured at fair value
- Fair value of contingent consideration	8,071
Total carrying amount of financial liabilities	72,397	8,073

Fair Value Estimation

Fair value measurements are disclosed according to the following fair value measurement hierarchy:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)
●	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices), or indirectly (that is, derived from prices) (Level 2)
●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3). This is the case for unlisted equity securities.

The following table presents the Group’s assets and liabilities that are measured at fair value at 31 December 2021 and 31 December 2020.

	Level 1	Level 2	Level 3	Total
Assets	£'000	£'000	£'000	£'000
Financial assets at fair value through profit or loss
- Equity holdings	329	—	73	402
- Digital assets	—	80,759	—	80,759
Total at 31 December 2021	329	80,759	73	81,161

Liabilities
Financial liabilities at fair
value through profit or loss
- Deferred contingent consideration	—	—	8,071	8,071
Total at 31 December 2021	—	—	8,071	8,071

	Level 1	Level 2	Level 3	Total
Assets	£'000	£'000	£'000	£'000
Financial assets at fair value through profit or loss
Equity holdings	—	—	1,393	1,393
Digital assets	—	4,637	—	4,637
Total at 30 December 2020	—	4,637	1,393	6,030

All financial assets are in listed and unlisted securities and digital assets.

There were no transfers between levels during the period.

The Group recognises the fair value of financial assets at fair value through profit or loss relating to unlisted investments at the cost of investment unless:

●	There has been a specific change in the circumstances which, in the Group’s opinion, has permanently impaired the value of the financial asset. The asset will be written down to the impaired value;
●	There has been a significant change in the performance of the investee compared with budgets, plans or milestones;
●	There has been a change in expectation that the investee’s technical product milestones will be achieved or a change in the economic environment in which the investee operates;
●	There has been an equity transaction, subsequent to the Group’s investment, which crystallises a valuation for the financial asset which is different to the valuation at which the Group invested. The asset’s value will be adjusted to reflect this revised valuation; or
●	An independently prepared valuation report exists for the investee within close proximity to the reporting date.
●	The deferred consideration has been fair valued to the year end date as the amount is to be paid in Argo shares.

30.COMMITMENTS

The Group’s material contractual commitments relate to the master services agreement with Core Scientific, which provides hosting, power and support services. Whilst management do not envisage terminating agreements in the immediate future, it is impracticable to determine monthly commitments due to large fluctuations in power usage and variations on foreign exchange rates, and as such a commitment over the contract life has not been determined.

Capital expenditure contracted for at the year end of the reporting period but not recognized as liabilities, relating to the Texas assets in the course of construction, amounted to £9,639,000.

31.RELATED PARTY TRANSACTIONS

Key management compensation

Key management includes Directors (executive and non-executive) and senior management. The compensation paid to related parties in respect of key management for employee services during the period was made from Argo Innovation Labs Inc., amounting to: £36,769 paid to POMA Enterprises Limited in respect of fees of Matthew Shaw (Non-executive director); £442,808 due to Vernon Blockchain Inc in respect of fees of Peter Wall (CEO), of which £123,711 was outstanding at the year end.

Alex Appleton (CFO) through Appleton Business Advisors Limited was due £215,844 during the year; a bonus of £92,515 was outstanding at the year end. Ian MacLeod (Chairman) through Tenuous Holdings was paid £209,100 as at the year end.

Pluto Digital PLC

On 3 February 2021 Argo invested in Pluto Digital PLC, a crypto venture capital and technology company. The investment was satisfied with 75,000 Polkadot tokens with a fair value at the time of £1,091,850. Further to this in a second round of funding Argo invested a further £7,352,970 on 8 March 2021. There have been no transactions with this associate during the period.

Argo owns 24.65% of the total common stock and voting rights of the business and is entitled to nominate a director to the Pluto Board of Directors. In accordance with IAS28 the Group considers the Pluto Digital PLC investment as an associate and has been accounted for accordingly.

32.CONTROLLING PARTY

There is no controlling party of the Group.

33.POST BALANCE SHEET EVENTS

In mid-January 2022 Argo announced that the group invested approximately 10% of the group's crypto assets in its “HODL” to Argo Labs. Argo Labs is the group’s in-house innovation arm established to identify opportunities within the disruptive and innovative sectors of the cryptocurrency ecosystem while supporting the decentralization of various blockchain protocols. Argo Labs is primarily focused on two key areas: network participation and strategic diversification through the efficient deployment of the Company's crypto treasury assets. Network participation consists of providing infrastructure support, running nodes and validators, and staking innovative projects. Efficient deployment of the group's crypto treasury assets includes, among other things, supporting early-stage projects and participating in decentralized finance (DeFi), as well as the NFT & metaverse ecosystem, in each case in furtherance of the group's general business operations.

In a statement released 7 January 2022 it was announced that construction of Argo's 200 MW flagship cryptocurrency mining facility, Helios, in Dickens County, Texas facility remains on time and the main structure, outside facade, and roof have now been completed. The next phase of construction and build out of essential infrastructure are ongoing, with a projected completion date in the first half of 2022. Furthermore, in early March 2022 the Company announced that it has placed an order with PA Transformer for four additional Main Power Transformers which will provide an additional 600 MW of total power to Argo's Helios facility. They are identical in specification to the initial order of transformers the group is currently installing on site, and they will be delivered in Q1 and Q2 2023.