Form 20-F
period 2022-12-31
Argo Blockchain Plc
filed 2023-05-02
CIK 1841675

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-40816

ARGO BLOCKCHAIN PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Eastcastle House 27/28 Eastcastle Street London W1W 8DH England Telephone: +1-604-763-1027
(Address of principal executive offices)

Jim MacCallum, Chief Financial Officer Eastcastle House 27/28 Eastcastle Street London W1W 8DH England Telephone: +44 20 788 400 3403
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

477,825,166 Ordinary Shares, par value £$0.001 per share, were outstanding as of December 31, 2022

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Our financial information is presented in pound sterling. For the convenience of the reader, in this annual report on Form 20-F, unless otherwise indicated, translations from pound sterling into U.S. dollars were made at the rate of £1.00 to $1.20582 for balance sheet related items, which was the closing rate on December 31, 2022 or £1.00 to $1.2369 for income statement and cash flow related items, which was the average buying rate for 2022. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of pound sterling at the dates indicated or any other date.

All references in this report to “$” mean U.S. dollars, all references to “£” and “GBP” mean pound sterling and all references to “CAD $” mean Canadian dollars.

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

GLOSSARY OF INDUSTRY TERMS AND CONCEPTS

Throughout this report, we use a number of industry terms and concepts which are defined as follows:

●	application-specific integrated circuits or ASICs: Computer microchips designed for a particular use, in this case, mining cryptocurrency. ASICs are considered far superior in terms of performance and efficiency to the central processing units and graphics processing units found inside personal computers.
●	Bitcoin: The first implementation of cryptocurrency, a form of digital money that uses blockchain technology, initially introduced in a white paper titled Bitcoin: A Peer-to-Peer Electronic Cash System by Satoshi Nakamoto.
●	Bitcoin Equivalent: Our method of reflecting the Company’s digital assets is presented in units of Bitcoin. When we reference Bitcoin Equivalent we hold, the conversion rate to Bitcoin is based on the price quoted for such cryptocurrency compared to Bitcoin on CoinTracker.io on the referenced date at 11:59 UTC. When we reference Bitcoin Equivalent we mine, the conversion rate to Bitcoin is based on the price quoted for such cryptocurrency compared to Bitcoin on CoinGecko.com at 11:59 UTC on the date it was mined.
●	block: Synonymous with digital pages in a ledger. Blocks are added to an existing blockchain as transactions occur on the network. Miners are rewarded for “mining” a new block.
●	blockchain: A cryptographically secure digital ledger that maintains a record of all transactions that occur on the network and follows a consensus protocol for confirming new blocks to be added to the blockchain.
●	CBDC: Central bank digital currency, a form of government-backed stablecoin.
●	cold storage: The storage of private keys in any fashion that is disconnected from the internet. Common cold storage examples include offline computers, USB drives, or paper records.
●	consensus: The protocol that allows a blockchain network to secure by governing how transactions are processed and new blocks are added to the blockchain.
●	cryptocurrency: Digital assets that are designed to work as a medium of exchange, unit of account, and/or store of value.
●	digital asset: A broad term for anything that can be stored and transmitted electronically, and has associated ownership or use rights. As used in this report, the term “digital assets” refers to assets that are created and maintained with software (code), and exist as data on a blockchain network.
●	digital asset ecosystem: The broad ecosystem of individuals, organizations, platforms, networks and other elements that use and support the use of digital assets and related technologies, across any number of industries and use cases.
●	DeFi: Short for Decentralized Finance. Peer-to-peer software-based network of protocols that can be used to facilitate traditional financial services like borrowing, lending, trading derivatives, insurance, and more through smart contracts.
●	Ethereum: Ethereum is a peer-to-peer blockchain network that was originally described in a 2013 white paper by Vitalik Buterin, a programmer involved with Bitcoin. The Ethereum network allows people to exchange digital assets, called Ether (“ETH”), which can be used to pay for goods and services, including computational power on the Ethereum network. Ethereum also allows users to write and implement smart contracts that are used to create digital assets other than ETH on the Ethereum network, move digital assets in accordance with conditional instructions and create markets, among other things. Smart contract operations are executed on the Ethereum network in exchange for payment of ETH. Ethereum has recently been popularly used for DeFi applications.
●	fork: A fundamental change to the software underlying a blockchain which results in two different blockchains: the original version and the new version. In some instances, the fork results in the creation of a new digital asset.
●	hash: A function that takes an input, and then outputs an alphanumeric string known as the “hash value.” Each block in a blockchain contains the hash value of the block before it followed by its own hash value. Hash functions are used to demonstrate proof-of-work and confirm transactions on a blockchain.

●	hashrate: A measure of the computing power in use on a blockchain network.
●	hot wallet: A wallet that is connected to the internet, enabling it to broadcast transactions to a blockchain network.
●	miner: Individuals or entities who operate a computer or group of computers that add new transactions to blocks, and verify blocks created by other miners. Miners collect transaction fees and are rewarded with new digital assets for their services.
●	mining: The process by which new blocks are created, and thus new transactions are added to the blockchain.
●	mining difficulty: In a proof-of-work network, difficulty is the measure of how difficult it is to mine a new block by solving the hashing algorithm. On the Bitcoin network, the network programmatically adjusts the difficulty every 2,016 blocks so that the average time it takes to add a new block remains approximately 10 minutes.
●	mining machines: Any ASIC- or GPU-based machines that are mining cryptocurrency.
●	mining pools: Mining pools are groups of miners that combine their computing resources over a network to increase the probability they will solve the next block more quickly than any other miner (or other mining pool).
●	network: The collection of all miners that use computing power to maintain the ledger and add new blocks to the blockchain. Most networks are decentralized, reducing the risk of a single point of failure.
●	privacy coin: An anonymity-enhanced cryptocurrency.
●	protocol: A type of algorithm or software that governs how a blockchain network operates.
●	proof-of-work: A protocol for establishing consensus across a system that ties mining capability to computational power. Hashing a block, which is in itself an easy computational process, now requires each miner to solve for a set, difficult variable. In effect, the process of hashing each block becomes a competition. This addition of solving for a target increases the difficulty of successfully hashing each block. For each hashed block, the overall process of hashing will have taken some time and computational effort.
●	proof-of-stake: An alternative consensus protocol, in which a “validator” uses their own digital assets to validate transactions or blocks. Validators “stake” their digital assets on whichever transactions they choose to validate. If a validator validates a block (group of transactions) correctly, it will receive a reward. Typically, if a validator verifies an incorrect transaction, it will lose the digital assets that it staked. Proof-of-stake generally requires a negligible amount of computing power compared to proof-of-work.
●	public key or private key: Each public address on a blockchain network has a corresponding public key and private key that are cryptographically generated. A private key allows the recipient to access any digital assets belonging to the address, similar to a bank account password. A public key helps validate transactions that are broadcasted to and from the address. Addresses are shortened versions of public keys, which are derived from private keys.
●	smart contract: Blockchain-based software that executes automatically upon the occurrence of defined conditions and can digitally facilitate or enforce a rules-based agreement or terms between transacting parties.
●	stablecoin: Digital assets designed to minimize price volatility by tracking the price of an underlying asset such as fiat money or an exchange-traded commodity (such as precious metals or industrial metals). Stablecoins may attempt to maintain a stable value by being backed by physical reserves of the underlying asset, or may rely on other methods, such as algorithmically controlled supply.
●	wallet: A place to store public and private keys for digital assets. Wallets are typically software, hardware, or paper-based.
●	Zcash: A cryptocurrency launched on October 28, 2016 by a privately held company known today as the Electric Coin Company, led by founder and CEO Zooko Wilcox.

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

D.    Risk Factors.

Risk Factors Summary

Our business is subject to a number of risks of which you should be aware before making an investment decision. Among these important risks are the following:

●	Due to our limited operating history, it may be difficult to evaluate our business and future prospects, and we may not be able to achieve or maintain profitability in any given period.
●	We may be unable to raise additional capital needed to grow our business.
●	We and our auditors have substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain further financing.
●	We have an evolving business model, which is subject to various uncertainties.
●	Our total revenue and cash flow is substantially dependent on the market value of digital assets and the volume of digital assets received from our mining efforts. If such market value or volume declines, our business, operating results and financial condition would be adversely affected.
●	There are risks related to technological obsolescence, the potential disruption of our global supply chain by climate-related issues for cryptocurrency mining hardware, and difficulty in obtaining new mining machines that may have a negative effect on our business.
●	We cannot be certain as to how future regulatory developments will impact our business and any such additional regulatory requirements, or changes in how existing requirements are interpreted and applied, may cause us to cease all or certain of our operations or change our business model.
●	We operate in a highly competitive industry, and we compete against companies with greater resources and experience.

●	We rely on a third-party custodian for the long-term holding of our digital assets, and actual or perceived security threats could result in the loss of our assets.
●	Cyberattacks and security breaches of our own or our third-party service providers or partner’s cryptocurrency operations, or those impacting underlying digital asset networks, could adversely impact our business, operating results and financial condition.
●	The facilities in which our mining operations are conducted and our mining equipment may experience damages, including damages that are not covered by insurance.
●	We rely on third-party mining pool operators to pay us mining rewards, the failure of which would have a negative impact on our operations.
●	There is a possibility of digital asset networks transitioning from proof-of-work mining algorithms to proof-of-stake validation, which could make us less competitive and ultimately adversely affect our business.
●	As a result of state and local regulations over electric distribution utilities and retail electricity suppliers, we may not be able to obtain electricity on terms and conditions that are economic and practicable.
●	Cryptocurrency regulation, both in the United States and internationally, could adversely affect the price of cryptocurrencies and the cryptocurrency mining industry.
●	Our success depends on our ability to retain key management personnel, and to attract and retain other highly qualified personnel in the future.
●	ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
●	Our articles of association provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and that the U.S. District Court for the Southern District of New York will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

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

We may need to raise additional capital to fund our operations and respond to competitive pressures or unanticipated working capital requirements. For example, in January 2021 and March 2021, we raised gross proceeds of $29.8 million (£22.4 million) and $35.7 million (£26.8 million), respectively, in private placements and subscriptions of our ordinary shares. In September 2021, we raised gross proceeds of $127.9 million (£96.1 million) in our initial registered public offering in the United States, and in November 2021, we raised net proceeds of approximately $38.6 million (£29.0 million) after deducting underwriting discounts and commission, but before expenses and fees, in an offering of 8.75% Senior Notes due 2026. Our financial condition was materially and adversely affected by the declines in value experienced by digital assets in 2022, and we were required to divest a substantial portion of our fixed assets to meet our operating and debt service needs because other sources of financing were unavailable. In the future, we may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could impair our growth and adversely affect our existing operations. If we raise additional equity financing, our ADS holders may experience significant dilution of their ownership interests, and the per ADS value of our ordinary shares could decline. Furthermore, if we incur additional debt financing, the holders of debt likely would have priority over the holders of our ADSs on order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness or to take other actions including terms that require us to maintain specified liquidity or other ratios that could otherwise not be in the interests of our investors.

We and our auditors have substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain further financing.

Our recurring losses from operations, the pending maturities of and debt service on our outstanding indebtedness, and macro-economic conditions in the crypto-currency markets, increases in the cost of energy generally as well as the cost-us in particular, among other factors, raise substantial doubt about our ability to continue as a going concern. These factors and management’s assessment of our prospects to continue as a going concern are included disclosures in Note 3 of the financial statements, and our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements for the year ended December 31, 2022 with respect to this uncertainty. Our 2022 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty. Our ability to continue as a going concern will require us to obtain additional funding. If we are unable to raise capital when needed or on acceptable terms, we could be forced to delay, reduce or eliminate certain of our operations, and our stockholders could lose all, or a significant portion, of their investment in us.

We have an evolving business model, which is subject to various uncertainties.

Our business model has significantly evolved since our incorporation and we expect it to continue to do so in the future. For example, in the past, we operated as a mining-as-a-service (“MaaS”) business. Beginning in 2019, in the face of an industry-wide downturn, we terminated our MaaS contracts and commenced mining for our own account. Additionally, we previously focused on owning and operating mining facilities, but beginning in late 2022 we have shifted to a model that seeks to strike the right balance between owning and operating our own mining facilities and utilizing third party facilities with access to reliable, low-cost and renewable energy. As digital assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model may need to evolve as well. As a result, from time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. These modifications may increase the complexity of our business and place significant strain on our management, personnel, operations, systems, technical performance, financial resources and internal financial control and reporting functions. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities within the cryptocurrency industry and we may lose out on such opportunities. Such circumstances could have a material adverse effect on our business, prospects, financial condition and operating results.

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

We currently generate substantially all of our revenue from cryptocurrency rewards and transaction fees received for successfully proposing a valid “block” of transactions on the Bitcoin blockchain. Similarly, our operating cash flow is substantially dependent on our ability to sell cryptocurrency for fiat currency as needed. As such, any declines in the amount of cryptocurrencies that we successfully mine, the price of such cryptocurrencies or market liquidity for cryptocurrencies and digital assets generally would adversely affect our revenue and ability to fund our operations. For example, our financial condition and results of operations were materially and adversely affected by the declines in value experienced by digital assets in 2022.

The price of cryptocurrencies and digital assets and associated demand for buying, selling, and trading cryptocurrencies and digital assets have historically been subject to significant volatility. For example, Bitcoin’s aggregate market value exceeded $900 billion as of January 1, 2022 compared to approximately $320 billion as of January 1, 2023, based on Bitcoin prices quoted on major exchanges. The price and trading volume of any digital asset is subject to significant uncertainty and volatility, depending on a number of factors, including:

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

For the year ended December 31, 2022 and December 31, 2021, we derived the majority of our net revenue from transaction fees and cryptocurrency rewards generated in connection with mining Bitcoin. As such, in addition to the factors impacting the broader blockchain ecosystem and the prices of digital assets described in this section, our business may be adversely affected if the market for Bitcoin deteriorates or if its price declines, including as a result of the following factors:

●	the reduction in mining rewards of Bitcoin, including block reward halving events, which are events that occur after a specific period of time which reduce the block rewards earned by miners;
●	disruptions, hacks, splits in the underlying network also known as “forks,” attacks by malicious actors who control a significant portion of the network’s hashrate such as “double-spend” or “51% attacks” or other similar incidents affecting the Bitcoin network;
●	hard “forks” resulting in the creation of, and divergence into, multiple separate networks, such as Bitcoin Cash;
●	the informal governance of the Bitcoin network, which evolves over time largely based on self-determined participation, which may result in revisions to the underlying source code or inaction, that affects the Bitcoin network’s speed, scalability, security, usability or value;
●	the ability for the Bitcoin network to resolve significant scaling challenges and increase the volume and speed of transactions;
●	the ability to attract and retain developers to maintain and update the Bitcoin network;
●	the ability to attract and retain market participants to use Bitcoin for payment, store of value, unit of accounting and other intended uses;
●	transaction congestion and fees associated with processing transactions on the Bitcoin network;
●	the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed Bitcoin, or the transfer of Bitcoin controlled by Satoshi Nakamoto;
●	negative perception of Bitcoin, including with respect to the power consumption of its proof-of-work consensus mechanism;
●	developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography being used by Bitcoin becoming insecure or ineffective; and
●	laws and regulations affecting the Bitcoin network or access to this network, including a determination that Bitcoin constitutes a security or other regulated financial instrument under the laws of any jurisdiction.

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

We may fail to successfully manage or hedge our financial exposure to digital assets, including Bitcoin.

We may at times employ various risk mitigation strategies, such as trading Bitcoin for alternative digital assets or stablecoins or purchasing Bitcoin futures contracts, designed to minimize the impact of volatility in the Bitcoin market and other cryptocurrencies on our balance sheet. Such techniques will not always be possible to implement and when possible will not always be effective in limiting losses and may also result in additional counterparty risk, costs, and potentially losses. Hedging against a decline in the value of a particular cryptocurrency does not eliminate fluctuations in the values of positions we hold or prevent losses if the values of such positions decline, but may moderate the decline in value. However, such hedge transactions also limit the opportunity for gain if the value of the hedged cryptocurrency should increase. Moreover, it may not be possible to hedge against a fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at a price sufficient to protect from the anticipated decline in value of the cryptocurrency anticipated as a result of such a fluctuation. We may choose not to engage in a hedging transaction for a number of reasons, including if the expense associated with such hedging transaction is perceived as being too costly or other factors. Failure to hedge our exposure to digital currencies or convert digital currencies into fiat when their value is high can lead to liquidity shortages if the value of digital currencies declines precipitously, as happened in 2022. The successes of our hedging transactions are subject to our ability to correctly predict market fluctuations and movements and our ability to monitor any hedging transactions that we enter into. Therefore, while we may enter into such transactions to seek to reduce risks, unanticipated market movements and fluctuations may result in a poorer overall performance than if we had not engaged in any such hedging transactions.

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

Our business strategy is substantially dependent on the market price of Bitcoin. As of January 1, 2023, Bitcoin was the largest digital asset by market capitalization and had the largest user base and largest combined mining power. Despite this first to market advantage, as of January 1, 2023, there were more than 17,000 alternative digital assets tracked by CoinMarketCap.com, having a total market capitalization of approximately $2.2 trillion (including the approximately $0.32 trillion market cap of Bitcoin), as calculated using market prices and total available supply of each digital asset.

Many entities, including consortiums and financial institutions are also researching and investing resources into private or permissioned blockchain platforms rather than open platforms like the Bitcoin network. At the same time, central banks have introduced digital forms of legal tender (“CBDCs”). China’s CBDC project, known as Digital Currency Electronic Payment, has reportedly been tested in a live pilot program conducted in multiple cities in China. A recent study published by the Bank for International Settlements estimated that at least 36 central banks, including the U.S. Federal Reserve, have published retail or wholesale CBDC work ranging from research to pilot projects. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could have an advantage in competing with, or replace, Bitcoin and other cryptocurrencies as a medium of exchange or store of value.

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

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our securities may be volatile and, in the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm its business. We are currently subject to a class action lawsuit. The case, Murphy vs Argo Blockchain plc et al, was filed in the Eastern District of New York on January 26, 2023.

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

We or the third parties upon whom we depend may be adversely affected by disasters, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster. Any interruption in the operations of our or our suppliers’ manufacturing or other facilities may have a material adverse effect our business, financial condition and results of operations.

Severe weather, natural disasters and other calamities, such as pandemics (including the COVID-19 pandemic), earthquakes, tsunamis and hurricanes, fires and explosions, accidents, mechanical failures, unscheduled downtimes, civil unrest, strikes, transportation interruptions, unpermitted discharges or releases of toxic or hazardous substances, other environmental risks, sabotage or terrorist attacks, could severely disrupt our operations, or our third-party manufacturers’ and suppliers’ operations, and have a material adverse effect on our business, financial condition and results of operations.

If a natural disaster, power outage or other event occurs that prevents us from using all or a significant portion of our headquarters or other facilities, or those of our third-party manufacturers or suppliers, that damages critical infrastructure, such as one of the facilities in which our mining operations are conducted, or that otherwise disrupts operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. The potential impact of any disruption would depend on the nature and extent of the damage caused by a disaster. There can be no assurance that alternative production capacity will be available in the future in the event of a major disruption or, if it is available, that it could be obtained on favorable terms. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, integral parties in our supply chain are similarly vulnerable to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Digital Assets

Acceptance and/or widespread use of digital assets is uncertain.

Currently, there is a relatively limited use for digital assets in retail and commercial marketplaces, which we believe has contributed to price volatility and could therefore adversely affect an investment in our ADSs. Banks and other established financial institutions may, and do, refuse to process funds for digital asset transactions, process wire transfers to or from digital asset trading platforms, cryptocurrency-related companies or service providers, and maintain accounts for persons or entities transacting in digital assets. Actions by U.S. banking regulators have made it more difficult for digital asset companies to obtain and maintain banking relationships needed in their businesses. Conversely, a significant portion of digital asset demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility undermines digital assets’ role as a medium of exchange, as retailers are much less likely to accept it as a form of payment. Use of digital assets as a medium of exchange and payment method may never achieve widespread adoption. Any such failure or a decline in acceptance and adoption could have an adverse effect on the value of Bitcoin, Zcash, Ethereum or any other digital assets we mine or otherwise acquire or hold for our own account, which in turn could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations.

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

Cryptocurrency mining for proof-of-work networks involves substantial commitments of physical resources, such as space and purpose-built hardware, and involves substantial ongoing commitments in power to run the network that is performing the mining. If at any time the rewards provided for mining become less valuable than the costs and expenses of running a mining operation, it can be expected that mining of such digital asset would greatly decline or even cease. For example, around the time of the latest Bitcoin reward halving in May 2020, the total network hashrate on the Bitcoin network declined by approximately 30%. Other external factors, such as a government taking action to prohibit or otherwise regulate mining activity could also result in a reduction in miners, as seen in China during June and July 2021. The cessation of mining operations would materially harm, if not shut down completely, the ability of the distributed network to verify transactions in such digital asset. A significant reduction in the number of miners may expose a digital asset network’s verification process to deliberate manipulation by malicious actors that come to control the verification process.

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

In parallel with the wider digital assets sector, DeFi applications and protocols are subject to an uncertain regulatory environment. In part due to its early stage nature, DeFi is subjected to intense scrutiny from financial regulators and governments, who, for the most part, find the complexities in the technology, and the idea of a lack of identifiable regulated intermediaries, extremely challenging. Recently, the SEC has indicated it may be increasing its focus on DeFi projects. Certain SEC officials have made various public statements reflecting their belief that certain DeFi projects may implicate securities, commodities, and banking laws, and in August 2021, the SEC brought what the agency described as its first enforcement action “involving securities using DeFi technology.” Accordingly, the use of DeFi applications may be subject to more risks than engaging in similar activities through regulated financial intermediaries. In November 2021, the President’s Working Group (“PWG”) on Financial Markets, along with the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency released a report calling for “urgent” congressional action with respect to stablecoins. Although the focus of the report was on stablecoins, the PWG commented extensively on DeFi, and cited a number of perceived risks of particular concern to the SEC and CFTC. Similarly, on April 6, 2023, the U.S. Department of the Treasury released a report, “Illicit Finance Risk Assessment of Decentralized Finance,” suggesting that most DeFi services are subject to U.S. anti-money laundering (“AML”) requirements and highlighting perceived gaps in AML compliance in the DeFi industry.

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

Finally, there are circumstances in which the “non-fungible” characteristics of NFTs can become blurred, such as when a large series of otherwise identical but serialized NFTs are issued in the market. To the extent a type of NFT takes on the characteristics of a virtual currency, i.e., is used as a substitute for currency in transactions, it will be at risk of falling under AML and money transmission licensing (“MTL”) and related virtual currency licensing regimes, which may negatively impact the market for such NFTs.

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

The treatment of digital asset lending and borrowing activities also remains unresolved under state MTL and related virtual currency licensing regimes, as well as state laws regulating various types of consumer and commercial lending activities.

In the future, we may engage in lending or borrowing digital assets through either a centralized financial intermediary or DeFi smart contract application. We also may deposit digital assets for staking through a staking service provider or smart contract. If the digital asset borrowing, lending or staking activities we engage in are subject to new or existing regulatory restrictions or service providers of such activities are subject to future regulatory enforcement actions, our investments could be adversely affected which may have a negative impact on our business.

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

Multiple recent developments in the digital asset market have had, and may continue to have, negative impacts on the price of digital assets generally, and have caused, and may continue to cause, reputational harm to the digital asset industry as a whole.

In the past year, multiple digital asset platforms have commenced bankruptcy or insolvency proceedings, including Voyager Digital Holdings, Inc., Celsius Network, Ltd. (“Celsius”), FTX Trading Ltd., BlockFi Inc., and Genesis Global Holdco, LLC. These digital asset platforms commenced bankruptcy proceedings under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), in large part because the platforms did not have sufficient funds or digital assets available to satisfy the claims and entitlements of their customers and account holders. The bankruptcy proceedings for each of these platforms remain ongoing, and the treatment and recoveries of account holders and creditors of these digital asset platforms is largely undetermined.

In a custodian or exchange insolvency proceeding, withdrawals or transfers of assets out of the insolvent custodian or exchange within the applicable periods under the insolvency laws may, subject to potential defenses, be subject to being avoided and “clawed” back (i.e., the recipient may be required to turnover the withdrawn assets) and may instead receive a claim for such assets against the insolvent custodian or exchange which may receive a distribution from such insolvent entity pursuant to the applicable priorities which would may be pro rata with all general unsecured creditors.

While there have been recent rulings by the bankruptcy court in the Celsius case regarding ownership of digital assets in two different types of digital asset accounts offered by Celsius, the determination whether digital assets held on a platform or exchange are property of the debtor’s estate is highly fact specific, and the bankruptcy courts have not fully addressed or resolved this issue in each of the bankruptcy proceedings mentioned above.

These events negatively affected the price of digital assets generally and caused reputational harm to the digital asset industry as a whole. To the extent that similar developments occur in the future, the price of our ADSs could be adversely affected.

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

In the future, we may be unable to find banks or financial institutions that are willing to provide us with bank accounts and other services or such service may be interrupted by government action, as has happened to other companies in our industry. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market, and the Depository Trust Company. A decision by any such entity to adopt or implement such policies, rules or regulations, could negatively affect our relationships with such financial institutions and impede our ability to convert digital assets to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and harm investors. Several recent actions by U.S. banking regulators are already impacting access to banking services within the digital assets sector, including (i) a February 23, 2023 “Interagency Liquidity Risk Statement” by the Federal banking agencies cautioning banks on contagion risks posed by providing services to digital assets customers, (ii) the Federal Reserve Board’s denial of Custodia Bank’s application of a Federal Reserve account, (iii) crypto-related divestiture orders in other banking transaction approvals, and (iv) the winddown of support for digital asset customers at the failed institutions of Silvergate Bank and Signature Bank.

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

For example, we purchased more than 20,000 Bitmain Antminer 17 series mining machines in 2021 and 2022. Since deployment, our Antminer 17 series fleet has experienced a failure rate of 17.78%. While we are currently taking steps to mitigate such issues, there can be no assurance that we will be successful in doing so, or that we will be able to successfully replace such machines, if necessary, in a timely manner or at all. As new technological innovations occur, including in quantum computing, there are no assurances that we will be able to adopt or effect such new innovations, or that we will be able to acquire new and improved equipment to stay competitive or that our existing software or other equipment will not become obsolete, uncompetitive or inefficient. Disruption to our supply chain could prevent us from acquiring this software and any other equipment required to operate our business and remain competitive, which could have a material adverse effect on our business, results of operations and financial condition.

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

The facilities in which our mining operations are conducted and our mining equipment may experience damages, including damages that are not covered by insurance.

The facilities in which our mining operations are conducted in Canada and the United States are, and any future mining facilities we establish or which we mine from will be, subject to a variety of risks relating to physical condition and operation, including:

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

The potential physical impacts of climate change on our operations are highly uncertain and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, flooding, heatwaves, wildfires, droughts, water shortages, changing sea levels and changing temperatures. The impacts of climate change may materially and adversely impact the cost, production and financial performance of our operations. Further, any impacts to our business and financial condition as a result of climate change are likely to occur over a sustained period of time and are therefore difficult to quantify with any degree of specificity. For example, extreme weather events may result in adverse physical effects on portions of our infrastructure, which could disrupt our supply chain and ultimately our business operations. Insufficiently prepared facilities could be unable to deal with more frequent and intense occurrences of such events. In addition, disruption of transportation and distribution systems could result in reduced operational efficiency. Climate related events have the potential to disrupt our business and may cause us to experience higher attrition, losses and additional costs to resume operations.

The performance and reliability of our mining technology will also be critical to our reputation and our operations. If there are any technological issues with our mining equipment, our entire fleet could be affected. In particular, any error or failure may significantly delay response times or even cause our mining operations to fail. For example, we purchased more than 20,000 Bitmain Antminer 17 series mining machines in 2020 and 2021. Since deployment, our Antminer 17 series fleet has experienced a failure rate of 17.78%. A majority of the failures occurred due to manufacturing defects and flaws, and primarily involved hash boards overheating and burning out, which we understand have been experienced across the industry with the model. While we are currently taking steps to mitigate such issues, such as the implementation of new technologies and processes like immersion cooling technology, there can be no assurance that we will be successful in doing so. Any disruption in our ability to continue mining could result in lower yields and harm our reputation and business. Any exploitable weakness, flaw, or error common to our mining equipment may affect our ability to mine, and if a defect other flaw is exploited, our entire mining operation could go offline simultaneously. Any interruption, delay or system failure could have a material adverse effect on our business, prospects, financial condition, and operating results.

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

Should our operations require more electricity than can be supplied in the areas where the facilities in which our mining operations are conducted are located or should the electrical transmission grid and distribution systems be unable to provide the continuous, steady supply of electricity required, we may have to limit or suspend activities or reduce the speed of our proposed expansion, either voluntarily or as a result of either quotas imposed by energy companies or governments, or increased prices for certain users (such as us). If we are unable to procure electricity at a suitable price, we may have to shut down our operations in that particular jurisdiction either temporarily or permanently. Additionally, our cryptocurrency mining machines would be materially adversely affected by a power outage. Given the power requirement, it would not be feasible to run mining machines on back-up power generators in the event of a government restriction on electricity or a power outage, which may be caused by weather, acts of God, wildfires, pandemics, falling trees, falling distribution poles and transmission towers, transmission and distribution cable cuts, other force majeure events in the electricity and natural gas markets and/or the negligence or malfeasance of others. If we are unable to receive adequate power supply and are forced to reduce or shut down our operations due to the availability or cost of electrical power, our business would experience materially negative impacts, including a material adverse effect on the Company’s revenue.

Certain government actors have begun to intervene with the supply of electrical energy to cryptocurrency miners. For example, in the Canadian province of Québec, Hydro-Québec (a Crown entity which manages the generation, transmission and distribution of electricity throughout the province) has set rates and service conditions specifically for enterprises involved in cryptocurrency mining as a result of increased electricity demand from cryptocurrency miners. On July 19, 2018, the Régie de l’Énergie (the “Régie”, a provincial administrative tribunal which sets the price of electricity supplied directly by Hydro-Québec) approved a provisional tariff of CAD $0.15/kWh on cryptocurrency mining facilities built after that date. On April 29, 2019, the Régie rendered a decision to create a new class of energy consumers called “Electricity consumer class for cryptographic use applied to blockchain.” The Régie decided to allocate to this new class an aggregate supply of 300 megawatts of electricity, with the requirement to curtail electricity use during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year). Cryptocurrency mining projects will be required to submit tenders to consume electricity from the 300 megawatts block based exclusively on economic development and environmental criteria. On January 28, 2021, the Régie decided that the existing subscriptions on the Hydro-Québec network will be subject to non-firm service, starting in Winter 2021/2022. The non-firm service will apply for a maximum of 300 hours/year, without any monetary compensation. Consequently, cryptocurrency mining entities in Québec are now subject to non-firm service with a restriction on supply and provisional tariffs.

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

Under the Federal Power Act (the “FPA”), the Federal Energy Regulatory Commission (“FERC”) has jurisdiction over certain facilities used in the generation and transmission of electricity, including transmission facilities, certain generation interconnection facilities, power plant change in control, operation of the transmission grid, and various “paper” facilities, such as wholesale power sales contracts and market-based rate tariffs. The FPA requires FERC to establish and maintain reliability standards, and FERC has designated the National Electric Reliability Coordinator to effectuate this obligation. Operation of the transmission grid in several regions in which we may locate a cryptocurrency mining facility are governed by Independent System Operators (“ISO”) or Regional Transmission Organizations (“RTO”), all which are public utilities subject to FERC jurisdiction. To effectuate the continuous, firm supply electricity necessary for productive operation of our crypto-mining operation, it is expected to be necessary to co-locate our facilities with power generation facilities and have such power generation facilities obtain approval from relevant ISO/RTO and other authorities to derate their generation resource for ISO/RTO purposes in favor of supplying electricity to our mining operations.

Such approvals may not be forthcoming on terms that are economic or practicable. Federal authorities may also pursue and implement legislation and regulation that seeks to limit the amount of carbon dioxide produced from electric generation, which would affect the availability and price of electricity sourced from power grids that are dependent upon fossil fuel-fired sources of power generation. Where we purchase electricity from the grid, this could impact us in a potentially material adverse manner. The bankruptcy or insolvency of any power generator or wholesale market supplier from whom we expect to obtain supply for our mining operations could also result in a curtailment or loss of supply, which would have a material adverse effect on our ability to continue mining operations.

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

To the extent that our consumption of electricity is viewed as a retail sale of electricity, then state and local authorities will have jurisdiction over such retail sale and the distribution of electricity to our retail use. Such regulation and costs as required by state and local authorities may not be economic or practicable for our mining operations. State and local authorities may also pursue and implement legislation and regulation that seeks to limit the amount of carbon dioxide produced from electric generation, which would affect our ability to source electricity from fossil fuel-fired electric generation in a potentially material adverse manner. There may also be other utility services required for the productive, efficient operation of the facilities in which our mining operations are conducted, such as use of water. Obtaining the regulatory approvals and terms of service for any needed supply of water may not be forthcoming on terms that are economic and practicable to our mining operations. The bankruptcy or insolvency of any electric distribution utility or retail electric supplier from whom we expect to obtain supply for our mining operations could also result in a curtailment or loss of supply, which would have a material adverse effect on ability to continue mining operations.

We may have difficulty finding suitable mining facilities.

We currently operate our cryptocurrency mining machines from two owned facilities in Canada and one hosted facility in the United States. On December 28, 2022, in connection with the sale of our Helios Facility to Galaxy, we entered into a two-year hosting services agreement allowing our approximately 23,619 Bitmain S19J Pro mining machines that were operating at the Helios Facility to remain in operation at that facility.

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

The Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State administer and enforce economic sanctions programs based on foreign policy and national security goals against targeted countries, territories, regimes, entities, organizations and individuals. In the UK: the Foreign, Commonwealth and Development Office is responsible for the UK’s international sanctions policy, including all international sanctions regimes and designations; the Office of Financial Sanctions Implementation (“OFSI”), which is a part of HM Treasury, is responsible for ensuring that financial sanctions are properly understood, implemented and enforced (as well as maintaining OFSI’s Consolidated List of Financial Sanctions Targets); the Department for International Trade is responsible for implementing trade sanctions and embargoes, HM Revenue & Customs is responsible for enforcing breaches of trade sanctions; and the National Crime Agency is responsible for investigating and enforcing breaches of financial sanctions. In Canada, Global Affairs Canada, Public Safety Canada and the Department of Justice administer and enforce Canada’s sanctions regime. These laws and regulations may be implicated by a number of activities, including investing or trading. For example, in October 2021, OFAC published updated sanctions compliance guidance for the virtual currency industry. Since that time, OFAC has designated a number of actors and entities in the virtual currency industry to its list of Specially Designated Nationals (“SDNs”), including, in August 2022, a virtual currency mixer for alleged activities linked to money laundering and sanctioned jurisdictions. Because of the pseudonymous nature of blockchain transactions, we may not be able to determine the ultimate identity of the individuals with whom we transact with respect to buying or selling digital assets or of other members in mining pools in which we participate. We participate in mining pools that operate in jurisdictions that are not subject to the same regulatory regimes as we are, which creates the risk that we may inadvertently engage in transactions with, or contribute processing power to, a mining pool which involves persons, entities, or territories that are the target of sanctions or other restrictions. Moreover, U.S. federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have imbedded such depictions on one or more blockchains. Because our business requires us to download and retain one or more blockchains to effectuate our ongoing business, it is possible that such blockchains contain prohibited depictions without our knowledge or consent. To the extent government enforcement authorities enforce these and other laws and regulations that are impacted by blockchain technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and affect the value of our ADSs.

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

Under the Investment Company Act of 1940, as amended (the “Investment Company Act”), a company may fall within the definition of an investment company under section 3(c)(1)(A) thereof if it is or holds itself out as being engaged primarily, or proposes to engage primarily in the business of investing, reinvesting or trading in securities, or under section 3(a)(1)(C) thereof if it is engaged or proposes to engage in business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities” (as defined) having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. There is no authoritative law, rule or binding guidance published by the SEC regarding the status of digital assets as “securities” or “investment securities” under the Investment Company Act. Although we believe that we are not engaged in the business of investing, reinvesting, or trading in investment securities, and we do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities, to the extent the digital assets which we mine, own, or otherwise acquire may be deemed “securities” or “ investment securities” by the SEC or a court of competent jurisdiction, we may meet the definition of an investment company. If we fall within the definition of an investment company under the Investment Company Act, as a technical matter we would be required to register with the SEC to the extent that we could not rely on an exception or exemption from the definition of investment company. As a practical matter, non-U.S. issuers cannot register as an investment company with the SEC. Further, given the nature and extent of the Investment Company Act’s restrictions on affiliated transactions, incurrence of leverage and certain types of portfolio transactions, it would be impractical for us to register as an investment company. If an investment company fails to register, it likely would have to stop doing almost all business, and its contracts could become voidable.

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

Furthermore, in the future, foreign governments may decide to subsidize or in some other way support certain large-scale cryptocurrency mining projects, thus adding hashrate to the overall network. Such circumstances could have a material adverse effect on the amount of Bitcoin we may be able to mine, the value of Bitcoin and any other cryptocurrencies we may potentially acquire or hold in the future and, consequently, our business, prospects, financial condition and operating results.

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

We operate in a relatively new industry that is not widely understood and requires highly skilled and technical personnel. We believe that our future success is highly dependent on the talents and contributions of a small number of key management personnel. We recently experienced turnover in the positions of Chief Executive Officer, Chief Financial Officer, and certain executive and non-executive directors in connection with substantial disruption and transition of our business. Our future success depends on our ability to attract, develop, motivate, and retain highly qualified and skilled employees and on the performance of our new senior executive team in working together to operate our business. Furthermore, if we fail to execute an effective contingency or succession plan with the loss of any member of management, the loss of such management personnel may significantly disrupt our business. Due to the nascent nature of the blockchain ecosystem, the pool of qualified talent is extremely limited, particularly with respect to executive talent, engineering, risk management, and financial regulatory expertise. We face intense competition for qualified individuals from numerous software and other technology companies. To attract and retain key personnel, we incur significant costs, including salaries and benefits and equity incentives. These costs may be further exacerbated by inflation. Even so, these measures may not be enough to attract and retain the personnel we require to operate our business effectively. The loss of even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of our business could adversely impact our operating results and impair our ability to grow.

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

We frequently engage in a wide variety of transactions and maintain relationships with a significant number of digital asset projects, their developers, members of their ecosystem, and investors. These transactions and relationships could create potential conflicts of interests in management decisions that we make. For instance, certain of our officers, directors, and employees are active investors in digital asset projects and technologies themselves and may make investment decisions that favor projects that they have personally invested in.

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

Similarly, certain of our directors, officers, employees, and large shareholders may hold cryptocurrencies that we are considering mining and may be more supportive of such mining notwithstanding legal, regulatory, and other issues associated with such cryptocurrencies. While we have instituted policies and procedures to limit and mitigate such risks, there is no assurance that such policies and procedures will be effective, or that we will be able to manage such conflicts of interests adequately. If we fail to manage these conflicts of interests, our business may be harmed and the brand, reputation and credibility of our company may be adversely affected.

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

As an English public company traded on the London Stock Exchange (“LSE”), we were not required to evaluate our internal control over financial reporting in a manner that meets the standards applicable to publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act.

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

Risks Related to U.S., Canadian and UK Tax Regimes

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

As a UK incorporated and tax resident entity, we are subject to UK corporate taxation on tax-adjusted trading profits. As of December 31, 2021, we had cumulative carryforward tax losses of £10.5 million. Given we do not, and are not currently expected to, generate significant taxable profit in the UK, it is unlikely that these carryforward tax losses will be utilized against future profits to reduce future tax payments or otherwise benefit from favorable UK tax legislation.

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

We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our statement of financial position, and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance. For example, in February 2022, without advance notice to the cryptocurrency industry, the Department of Finance Canada proposed an amendment to the Excise Tax Act – GST/HST (and QST in Quebec) legislation that declares that digital (crypto) asset mining is not a “commercial activity” in Canada. Under the proposal, companies engaged in digital asset mining activities, including Canadian data centers that supply high performance computing services to those engaged in digital asset mining, are no longer eligible to receive Input Tax Credits (ITCs) for the value added taxes (GST, HST, QST) paid on business inputs (such as computer and information technology, energy costs, professional, and consulting fees).

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

Argo Blockchain plc is the parent holding company of the Group. The Group consists of Argo Blockchain plc and the following subsidiaries of Argo Blockchain plc:

●	Argo Innovation Labs Inc. (previously Argo Blockchain Canada Holdings Inc.), a wholly owned subsidiary incorporated and registered in British Columbia, Canada. Argo Blockchain Canada Holdings Inc. was acquired upon its incorporation on January 12, 2018. On January 8, 2019, it changed its name to Argo Innovation Labs Inc.;
●	Argo Holdings US Inc., a wholly owned subsidiary, incorporated in Delaware on November 22, 2022
●	Argo Operating US LLC, a wholly owned subsidiary, incorporated in Delaware on November 22, 2022; and
●	On May 11, 2021 the Group acquired 100% of the share capital of 9377-2556 Quebec Inc. and 9366-5230 Quebec Inc. These are held by Argo Innovation Labs Inc. (Canada).

Our registered office is located at Eastcastle House, 27/28 Eastcastle Street, London, England, W1W 8DH. Our principal executive offices are located at Eastcastle House, 27/28 Eastcastle Street, London, England, W1W 8DH. Our website address is https://argoblockchain.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this report, and you should not consider information on our website to be part of this report. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware, 19711.

Our existing ordinary shares (excluding ordinary shares represented by ADSs) are listed on the LSE under ticker symbol “ARB.” Our existing ordinary shares began trading on the LSE on August 3, 2018. Our existing ordinary shares traded on the OTCQB(R) Venture Market (our “F Shares”) under the ticker symbol “ARBKF” from January 13, 2021 until February 23, 2021, and traded on the OTCQX from February 24, 2021 to December 31, 2022. Our ADSs have traded on Nasdaq under the ticker symbol ARBK since September 24, 2021.

Our 8.75% Senior Notes due 2026 have traded under the ticker symbol ARBKL on Nasdaq since November 18, 2021.

Capital Expenditures and Divestitures

Historically, our capital expenditures have consisted primarily of purchasing mining machines and computer equipment and improvements to the mining facilities in which we operate. Our capital expenditures during the year ended December 31, 2020 were principally for purchasing mining machines. Beginning in 2021 and continuing in 2022, in addition to the acquisition of mining machines, our capital expenditures have expanded to include acquiring and building mining facilities that we own and operate, including the purchase of two mining facilities in Canada, and real estate in Texas where we constructed our Helios mining facility which commenced operations in 2022. Our capital expenditures, net of disposals, were £9.2 million, £160.3 million, and £135 million in 2020, 2021 and 2022, respectively.

In December 2022, we divested our Helios facility via a sale of Argo Innovation Facilities (US), Inc. to a wholly owned subsidiary of Galaxy Digital Holdings, Ltd for $65 million (£53 million) in gross proceeds. The proceeds were used primarily to pay down existing indebtedness.

More Information

The SEC maintains an internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company’s SEC filings can be found there and on the Company’s website at https://argoblockchain.com/investors/financial-information/financials.

B.    Business Overview

We are a leading blockchain technology company focused on large-scale mining of Bitcoin and other cryptocurrencies. We mine using purpose-built computers (or “mining machines”) to solve complex cryptographic algorithms (or “verify” or “solve” blocks) on the blockchain in exchange for rewards and fees denominated in the native token of that blockchain network.

Our mining strategy is to cost-effectively acquire and deploy the most advanced mining technology solutions in North American facilities that utilize predominantly renewable and inexpensive electricity. As of December 31, 2022, we had a fleet of more than 31,000 machines mining Bitcoin and other cryptocurrencies that can generate up to 2,500 petahash per second of computing power. As of December 31, 2022, our total hashrate capacity places us in the top 10 of publicly listed self-miners that report such data.

In 2022, we continued the ongoing shift in our business strategy from contracting for hosting of our mining machines in third party facilities to owning and operating our own data center facilities. During the first part of 2022, we focused on completing the development and construction of the Helios facility in Dickens County, Texas. When we acquired the Helios project in March 2021, we were acquiring a strategically-located piece of land with a secured interconnection agreement with the Texas grid for up to 800 MW of electricity. Argo’s operations and technology teams designed the 125,000 square foot facility, including the customized immersion-cooling systems, and we broke ground on construction of Helios in July 2021. By April 2022, construction was largely complete, and we energized the facility in early May 2022 and began mining operations. With 180 MW of capacity and utilizing 100% immersion-cooling technology, the Helios facility is one of the largest and most technologically-advanced Bitcoin mining facilities in the United States.

In the same month, we began taking delivery of the new Bitmain Antminer S19J Pro machines that we ordered in September 2021. We installed the new machines in monthly batches and grew our total hashrate capacity by 55% from 1.6 EH/s in April 2022 to 2.5 EH/s in September 2022.

As we brought operations online at Helios, we began to transition away from our hosted operations at facilities owned by Core Scientific (“Core”). Between May and July 2022, we completed a machine swap with Core, whereby new-in-box Bitmain S19J Pro machines were delivered to Helios in exchange for Core taking over our existing fleet of Bitmain S19 machines hosted in its facilities. This machine swap mitigated the logistical challenges and downtime associated with unplugging and shipping the mining machines from Core’s facilities to Helios. After completion of the machine swap in July 2022, 100% of Argo’s mining machines were operating in our own facilities.

One of the attributes that made the Helios project an attractive acquisition was its location in the Texas Panhandle, where more than 85% of the installed power generation capacity comes from wind and solar. Not only is this strategy consistent with our stated goal of using renewable sources of energy to power our mining operations, but Texas has long been known for having low-cost electricity due to the high percentage of renewable power on its grid.

However, several external factors resulted in elevated electricity prices during the second and third quarter of 2022 when we were commencing operations at Helios. Russia’s invasion of Ukraine and the subsequent sanctions on Russian petroleum exports disrupted the energy markets. This, along with low stocks of natural gas in US storage facilities, resulted in a spike in the price of natural gas. While Texas has a large amount of renewable energy generation, it also has a significant amount of natural gas-fired generation. The increased natural gas price also caused an increase in electricity prices, making it cost prohibitive to sign a fixed-price power purchase agreement (“PPA”). This had a negative impact on our mining performance and profitability.

Additionally, the global network hashrate continued to increase throughout 2022 despite the material decline in Bitcoin price. The depressed price of Bitcoin and the elevated global hashrate caused hashprice, the primary measure of mining profitability, to decline sharply in the fourth quarter of 2022. The low hashprice and elevated power prices reduced Argo’s profitability and ability to generate free cash flow. During the fourth quarter 2022, we evaluated several strategic alternatives to restructure our balance sheet and improve cash flow.

On December 28, 2022, we announced a series of transactions with Galaxy that strengthened our balance sheet, improved our liquidity position, and enabled us to continue mining operations. As part of the transactions, we sold the Helios facility and real property in Dickens County, Texas to Galaxy for $65 million (£53 million) and refinanced existing asset-backed loans via a new $35 million (£28 million), three-year asset-backed loan with Galaxy. The transactions reduced total indebtedness by $41 million (£38 million) and allowed us to simplify our operating structure.

Importantly, we maintained ownership of our entire fleet of more than 31,000 mining machines. Pursuant to a new two-year hosting services agreement with Galaxy, our fleet of approximately 23,619 Bitmain S19J Pro mining machines at Helios will remain in operation at that facility. Under the hosting agreement, we have access to the base power rate that Galaxy obtains through its PPA, and we pay them an incremental hosting fee based on our actual electricity usage.

The hosting agreement with Galaxy allowed us to keep our mining machines operating at Helios and mitigated any mining machine downtime from the sale of the Helios facility. Furthermore, we believe that the immersion-cooling system we developed and implemented at Helios provides for a superior operating environment for our mining machines.

After the year end, we completed the transition of operations at Helios over to the Galaxy team, and we have been working closely with them to optimize our mining operations and performance.

We continue to operate both data centers that we own in Quebec, Canada. Our Baie Comeau site is over 40,000 square feet and has up to 15 MW of 99% renewable power capacity sourced from the nearby Baie Comeau hydroelectric dam. Our Mirabel facility, located adjacent to the Mirabel airport near Montreal, has approximately 30,000 square feet of mining space with up to 5 MW of 99% renewable power capacity sourced from Hydro-Quebec. We also operate a cleaning and repair center at Mirabel, along with servers and computing equipment for proof-of-stake activities and other blockchain infrastructure needs.

Going forward, in the near term we will be focusing on optimization by improving the operational efficiency of our Quebec facilities and utilizing the excess capacity at those sites. Both data centers have access to 99% renewable electricity from hydropower at competitive power prices. Additionally, we are expecting the delivery of 2,870 units of the ePIC Blockchain machine (known as the “BlockMiner”), in the third quarter of 2023. These new BlockMiner machines, representing an incremental 300 PH/s of hashrate capacity, will be deployed at our Quebec facilities.

Since inception, we have mined more than 7,996 Bitcoin and Bitcoin Equivalent for our own account through December 31, 2022. During the course of 2022, our treasury management strategy evolved from holding cryptocurrency assets on the balance sheet to selling our mined cryptocurrency assets on a weekly basis in order to fund our operating expenses and for working capital needs. On December 31, 2022, we held 141 Bitcoin and Bitcoin Equivalent valued at approximately $2.5 million (£2.1 million) based on prices as of such date. Our total revenue was $58.6 million (£47.4 million) in the year ended December 31, 2022, a decrease of 36% compared to total revenue of $98.7 million (£74.2 million) in the year ended December 31, 2021. We generated a net loss of $(240.8) million (£(194.7) million) and $41 million (£30.8 million) in the year ended December 31, 2022 and December 31, 2021, respectively. We generated negative Adjusted EBITDA of $(4.6) million (£(3.7) million) and positive Adjusted EBITDA of $72.5 million (£54.5 million) in the year ended December 31, 2022 and December 31, 2021, respectively. Adjusted EBITDA is a financial measure not defined by IFRS. For a definition of Adjusted EBITDA, an explanation of our management’s use of this measure and a reconciliation of Adjusted EBITDA to net income/(loss), see Item 5. A “Key Indicators of Performance and Financial Condition and Non-IFRS Financial Measures.”

In addition to cryptocurrency mining, we are also focused on exploring and investing in strategic initiatives in software and other technologies in the wider cryptocurrency and blockchain sectors. For example, we aim to diversify our future revenue streams by investing in adjacent cryptocurrency and blockchain technology initiatives, including Decentralized Finance (“DeFi”) and Non-Fungible Tokens (“NFTs”). We have established Argo Labs as a dedicated division within the Company to explore and participate in various consensus mechanisms, mainly proof-of-stake networks, including Ethereum, as well as DeFi and NFT projects. Additionally, as part of that strategy, we have made equity investments in Luxor Technologies, a company providing mining software and services based in the United States; Emergent entertainment plc, a next-generation entertainment company based in the UK; WonderFi Technologies, a technology company with the mission of creating better access to digital assets through centralized and decentralized platforms; and ePIC Blockchain Technologies, a company developing hardware and technology for cryptocurrency mining. We will evaluate each digital asset in our portfolio, or that we propose to acquire in the future (including by mining), to determine whether it would likely be considered a security under U.S. federal securities laws, in consultation with outside counsel, as applicable. We, in consultation with outside counsel, will base our analysis on relevant caselaw, applying the frameworks established by the U.S. Supreme Court and taking into consideration relevant guidance by the Securities and Exchange Commission (the “SEC”) and its staff. See Item 3. D. “Risk Factors — Risks Related to Government Regulation — A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if a regulator disagrees with our characterization of a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results and financial condition. Furthermore, a determination that Bitcoin or any other digital asset that we own or mine is a “security” may adversely affect the value of Bitcoin and our business.”

Cryptocurrency and Cryptocurrency Mining Overview

Blockchain and Cryptocurrencies Overview

Cryptocurrencies are a type of digital asset that function as a medium of exchange, a unit of account and/or a store of value (i.e. a new form of digital money). Cryptocurrencies operate by means of blockchain technology, which generally uses open-source, peer-to-peer software to create a decentralized digital ledger that enables the secure use and transfer of digital assets. We believe cryptocurrencies and associated blockchain technologies have potential advantages over traditional payment systems, including: the tamper-resistant nature of blockchain networks, rapid-to-immediate settlement of transactions, lower fees, elimination of counterparty risk, protection from identity theft, broad accessibility, and a decentralized nature that enhances network security by reducing the likelihood of a “single point of failure.” Recently, cryptocurrencies have gained widespread mainstream attention and have begun to experience greater adoption by both retail and institutional investors and the broader financial markets. For example, Bitcoin’s aggregate market value exceeded $800 billion in February 2022 compared to $160 billion in February 2020, based on Bitcoin prices quoted on major exchanges. As cryptocurrencies, and blockchain technologies more generally, have entered the mainstream, prices of digital assets have reached all-time highs and the broader ecosystem has continued to develop. While we expect the value of Bitcoin to remain volatile, we believe this increase in aggregate market value signals institutionalization and wider adoption of cryptocurrency.

Cryptocurrency Mining and Mining Pools

As a cryptocurrency miner, we use specialized mining machines to solve cryptographic math problems necessary to record and “publish” cryptocurrency transactions to blockchain ledgers. Generally, each cryptocurrency has its own blockchain, which consists of software code (also known as a protocol), which is run by all the computers on the network for such blockchain. Within this code, transactions are collated into blocks, and these blocks must meet certain requirements to be verified by the blockchain software, added to the blockchain or ledger of all transactions and published to all participants on the network that are running the blockchain software. After a transaction is verified, it is combined with other transactions to create a new block of data for the blockchain. For proof-of-work blockchains, the process of verifying valid blocks requires computational effort to solve a cryptographic equation, and this computational effort protects the integrity of the blockchain ledger. This process is referred to as “mining.” As a reward for verifying a new block, miners receive payment in the form of the native cryptocurrency of the network (e.g., Bitcoin). This payment is comprised of a block reward (i.e., the automatic issue of new cryptocurrency tokens) and the aggregated transaction fees for the transactions included in the block (paid in existing cryptocurrency tokens by the participants to the transactions). The block reward payments and the aggregated transaction fees are what provide the incentive for miners to contribute hashrate to the network.

A “hash” is the actual cryptographic function run by the mining machines and is a unique set of numbers and letters derived from the content of the block. The protocol governing the relevant blockchain sets certain requirements for the hash. Mining machines compete to be the first to generate a valid hash meeting these requirements and, thereby, secure payment for solving the block. Hashrate is the speed at which mining machines can complete the calculation, and therefore is a critical measure of performance and computational power. A high rate means a mining machine may complete more calculations over a given period and has a greater chance to solve a block. An individual miner has a hashrate total of its mining machines seeking to mine a specific cryptocurrency, and the blockchain-wide hashrate for a specific cryptocurrency can be understood as the aggregate of the hashrates of all of the mining machines actively trying to solve a block on that blockchain at a given time.

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

On certain cryptocurrency networks, the rewards for solving a block are also subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a proof-of-work consensus algorithm. After a predetermined number of blocks are added to the blockchain, the mining reward is cut in half, hence the term “halving.” The last halving for Bitcoin occurred on May 11, 2020. The next halving for Bitcoin is expected to occur in April 2024, and as such, absent any changes to the Bitcoin protocols, the block reward will remain stable until then. Transaction fees are variable and depend on the level of activity on the network. Generally, transaction fees increase during times of network congestion, as miners will prefer transactions with higher fees, and therefore a higher fee can reduce the time to process a transaction. Conversely, transaction fees generally decrease when there are fewer transactions on the network.

As the total amount of available hashrate has increased (particularly on the Bitcoin network), it has become increasingly difficult for any individual miner to independently solve a block. As a result, “mining pools” have emerged as an efficient way for miners to pool resources. Mining pools aggregate the hashrate of various miners participating in the mining pool. In this way the mining pool, rather than an individual miner, receives the block reward and related transaction fees. The mining pool is organized by a third party who, in return for a percentage of the earned block rewards and transaction fees as a fee, administers the pool and ensures that the participants in the pool receive their share of the block reward and related transaction fees, generally pro-rata to their contributed hashrate. Mining pools offer miners more predictable and consistent revenue compared to mining individually.

Our Strategy

Balance between owned & operated mining facilities and utilizing third party sites

Beginning with the sale of our Helios facility to Galaxy, we have adopted a strategy of striking a balance between owning and operating our own mining facilities and utilizing third party facilities with access to reliable, low-cost and renewable energy.

Utilizing third party hosting facilities allows us to focus capital investments on mining operations without the high cost of facility ownership, maintenance and operation. By contrast, owning and operating our mining machines at facilities offers certain advantages, including access to reliable, low-cost, renewable power and room for expansion. We also may enhance our ability to intelligently and quickly adapt our operating model and reap savings compared to paying for outsourced operations and infrastructure. We anticipate that we will continue to consider other opportunities to integrate our operations, including with respect to both the software utilized by our fleet and the associated hardware.

We will continue to evaluate opportunities from hosting providers that would offer reliable, low-cost, renewable power in order to balance or fulfill the gap between our available capacity and the power needed to run our mining operations.

Focus on reliable, low-cost, renewable power

Power represents our highest variable direct cost for our mining operations, with electrical power required both to operate the mining machines and to dissipate the significant amount of heat generated by the machines’ operation. We believe the combination of increased mining difficulty, driven by greater hashrates, and the periodic adjustment of reward rates, such as the halving of Bitcoin rewards, will drive the increasing importance of power efficiency in cryptocurrency mining over the long term. As a result, we are focused on deploying our mining machines at locations with access to reliable, renewable power sources, as successfully doing so should enable us to reduce our power costs. Our Quebec facilities are primarily powered using renewable hydroelectric power, and the Helios facility, where we have approximately 23,619 machines hosted, is located in the Texas Panhandle where more than 85% of the installed electricity generation capacity comes from renewable power.

Commitment to ESG initiatives

We believe that as cryptocurrency adoption continues, it is increasingly important that this asset class evolves in an environmentally and socially responsible manner. To that end, in 2021 we developed a climate action plan and in 2022 achieved our goal of being a net zero GHG company through the purchase of RECs and VERs. To our knowledge, we are also the first publicly traded Bitcoin mining company to publish a sustainability report in alignment with the Task Force on Climate-related Financial Disclosures (“TCFD”) framework.

Diversification

Over the long term, our strategy is to diversify our sources of revenue and value creation by investing in and developing other commercial opportunities at the intersection of energy, finance, and technology.

We plan on leveraging our team’s expertise and relationships in the industry to invest in or develop mining advisory services, software or financial services related to blockchain technology or to the cryptocurrency mining industry.

We will continue to explore cryptocurrency and blockchain technologies and initiatives, such as DeFi applications and cryptocurrencies that use alternative consensus algorithms, such as proof-of-stake. To this end, we have invested in: Luxor Technologies, a company providing mining software and services; and Emergent Entertainment plc, a next-generation entertainment company based in the UK; WonderFi Technologies, a technology company with the mission of creating better access to digital assets through centralized and decentralized platforms; and ePIC Blockchain Technologies, a company developing hardware and technology for cryptocurrency mining. We have also established Argo Labs as a dedicated division within the company to further explore investing and participating in various consensus mechanisms, mainly proof-of-stake networks, including Ethereum, as well as DeFi and NFTs.

Mining Equipment and Suppliers

Our mining hardware primarily consists of Bitmain Antminer S19, S19 Pro, S19J Pro, T17, S17, and Z11 machines, featuring the latest application-specific integrated circuits (“ASICs”) for cryptocurrency mining. These machines offer superior speed and efficiency in cryptocurrency mining compared to general computing hardware. We have a fleet of more than 31,000 ASIC-based mining machines.

In the third quarter of 2023, we expect the delivery of 2,870 mining machines designed and manufactured by ePIC Blockchain Technologies. These mining machines, which utilize the Intel Blockscale ASIC, are expected to be comparable in performance and more energy efficient than the Bitmain Antminer S19J Pro.

The warranty period from most manufacturers typically varies between six to 12 months. Specifically, the warranty period for the Antminer 17, Antminer Z11, Antminer Z9 and Antminer 17 series and the ePIC Blockchain Technologies machines is six months. The warranty period for the Antminer S19/S19 Pro/S19J Pro is 12 months. The manufacturer’s warranty generally covers parts replacements, including, but not limited to, fans, chips, temperature sensors and heat sinks, and labor costs, but excludes shipping costs. However, certain activities, including immersion, may invalidate or otherwise limit the availability of these warranties.

Sustainability Initiatives

We believe that cryptocurrency miners have a social responsibility to obtain the power required for their operations from clean power sources. We are committed to being the industry leader in the development of environmentally responsible approaches to cryptocurrency mining. From inception, we have concentrated mining operations in areas with plentiful renewable energy resources to support our operations. Our Quebec facilities are primarily powered using renewable hydroelectric power, and we built the Helios facility in the Texas panhandle which is a region where more than 85% of the installed power generation capacity comes from renewable sources, namely from wind and solar.

In April 2021, with the assistance of Guidehouse, an ESG policy advisor, we undertook the development of a climate action plan and achieved our goal of being a net zero GHG company through the purchase of RECs and VERs for both 2020 and 2021. We are in the process of accounting for and offsetting our GHG emissions for 2022.

Exchanges, Trading Venues and Custodians

As we mine cryptocurrency, we recognize revenue on a daily basis at the market price of the cryptocurrency. We generally sell our mined cryptocurrency assets on a weekly basis in order to fund our operating expenses and for working capital needs. When we sell our cryptocurrency assets for fiat currency, we typically use OTC trading desks that are registered as money services businesses where necessary. Rewards earned from mining Zcash and other Equihash-based cryptocurrencies through the mining pool owned and operated by Luxor Technology Corp. are converted by Luxor and paid to us in Bitcoin.

Our Bitcoin holdings are held by our custodian, Gemini Trust Company, a trust company regulated by the New York Department of Financial Services. Additionally, we may also hold immaterial amounts of cryptocurrencies from time to time in our accounts at digital asset trading venues, in assets management platforms, or in hardware wallets maintained by us. Exchange accounts are generally subject to less stringent regulatory supervision than custodians regulated as banks or trust companies and may be subject to more security and operational risks than assets held by our Custodian.

Mining Pools

We currently contribute 100% of our hash power to mining pools. We mine Bitcoin through the Foundry USA Pool, which represents approximately 36% of the total Bitcoin network hashrate, and we mine Equihash cryptocurrencies such as Zcash through Luxor Technologies Equihash profit switcher. Our decision to contribute hash power to a particular mining pool is based primarily on the net payout per petahash contributed. Fees (and payouts) fluctuate and are typically less than 0.5% per reward earned, on average. Mining pools are subject to various risks such as disruption and down time. If a pool experiences down time or is not yielding returns, our results may be impacted. However, we are able to switch mining pools relatively quickly and easily.

Competition

We compete with companies that focus on some or all of the same aspects of our business, including, but not limited to purchasing mining machines, leasing or developing facilities to host our mining machines, accessing low-cost and renewable power, offering mining advisory services, and developing blockchain and related technologies. The cryptocurrency industry is dynamic and constantly evolving with new companies and technologies that could impact the way we do business. Increased competition has recently been driven by the price increases in Bitcoin and other major cryptocurrencies since late 2020. We expect that new and existing competitors may look to build or increase bitcoin mining operations if the price increases in Bitcoin and other cryptocurrencies continue.

We compete on the basis of:

●	operational efficiency;
●	hashrate;
●	reliable, low-cost, renewable power; and
●	innovation.

We believe that we will maintain and improve our competitive position by continuing our strategy of balancing between owned & operated mining facilities and utilizing third party sites, accessing renewable power at low prices, and investing in new and innovative technologies. Several public companies (traded in the United States and internationally), such as the following, may be considered to compete with us: Bit Digital, Inc., Bitdeer Technologies Group, Bitfarms Technologies Ltd. (formerly Blockchain Mining Ltd), Blockchain Industries, Inc. (formerly Omni Global Technologies, Inc.), Cipher Mining, CleanSpark Inc., Core Scientific, Inc.,DMG Blockchain Solutions Inc., Foundry Digital, HashChain Technology Inc., HIVE Blockchain Technologies Ltd, Hut 8 Mining Corp, Iris Energy Company, Layer1 Technologies Inc., Marathon Digital Holdings, Inc., MGT Capital Investments, Inc., Northern Data AG, Riot Blockchain Inc., Stronghold Digital Mining, and TeraWulf Inc.

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

As of December 31 for the years ended 2022, 2021 and 2020, we had forty-eight, thirty-one, and one full time employee, respectively.

Marketing and Research and Development

We utilize traditional media and social media channels for our marketing and communications effort, which are principally focused on keeping our investors and other stakeholders informed and up-to-date regarding our operations.

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

Intellectual Property

We use third party hardware and software for our mining operations. To the extent that there are license agreements in place governing our use of such hardware and software, we intend to adhere to the terms of such license agreements. We rely upon trade secret laws to protect proprietary aspects of our blockchain and cryptocurrency-related operations. We do not currently own any patents and are not seeking patent protection for any proprietary aspects of our existing and planned blockchain and cryptocurrency-related operations.

Cybersecurity

We have put in place security measures such as implementing two-factor authentication and secondary confirmation for any changes to our accounts at service providers. Despite these efforts, there is no guarantee that these measures will protect against an actual or alleged cyber threat and security breach. In addition, insurance providers are currently reluctant to provide cybersecurity insurance for cryptocurrency mining operations and digital asset holdings; therefore, in the event of theft or an unauthorized or illegal manipulation of or access to the digital asset networks used in connection with the mining process, such assets may not be fully or partially recoverable.

Seasonality

Our annual and quarterly operating results have the potential to be significantly affected by seasonality related to weather and the related energy commodity price volatility. The price of electric power typically peaks during the winter and summer months, and more generally during extreme weather events, which can potentially impact the Company’s results. Additionally, extreme weather conditions may impact the efficiency and uptime of our mining operations which will have an impact on operating results.

Regulation

The laws and regulations applicable to cryptocurrency are evolving and subject to interpretation and change. Governments around the world have reacted differently to cryptocurrencies; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as in the United States, cryptocurrencies are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. As cryptocurrencies have grown in both popularity and market value, the U.S. Congress and a number of U.S. federal and state agencies, including FinCEN, SEC, CFTC, Financial Industry Regulatory Authority (FINRA), the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS and state financial regulators, have been examining the operations of cryptocurrency networks, cryptocurrency users and cryptocurrency exchange markets, with particular focus on the extent to which cryptocurrencies can be used to launder the proceeds of illegal activities or fund criminal or terrorist enterprises and the safety and soundness and consumer-protective safeguards of exchanges or other service-providers that hold, transfer, trade or exchange digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by cryptocurrencies to investors. In addition, federal and state agencies, and other countries have issued rules or guidance about the treatment of cryptocurrency transactions or requirements for businesses engaged in activities related to cryptocurrencies. Depending on the regulatory characterization of the cryptocurrencies we mine, the markets for those cryptocurrencies in general, and our activities in particular, may be subject to one or more regulators in the United States and globally. On-going and future regulatory actions may alter, perhaps to a materially adverse extent, the nature of cryptocurrency markets and our cryptocurrency operations. Additionally, U.S. state and federal, and foreign regulators and legislatures have taken action against cryptocurrency businesses, enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from cryptocurrency activity or have taken actions that make it more difficult for cryptocurrency companies to obtain banking services. There is also increasing attention being paid by U.S. federal and state energy regulatory authorities as the total load of crypto-mining grows and potentially alters the supply and dispatch functionality of the wholesale grid and retail distribution systems. Many state legislative bodies are also actively reviewing the impact of crypto-mining in their respective states.

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

In addition to the SEC, state securities regulators and several foreign governments have also issued warnings that certain cryptocurrencies may be classified as securities in their jurisdictions, and that transactions in such cryptocurrencies may be subject to applicable securities regulations. Furthermore, certain state securities regulators have taken the position that certain cryptocurrency mining operations may involve the offer of securities. For example, the Texas State Securities Board (“TSSB”) has taken enforcement action against the operator of a cloud mining company, whereby customers could purchase hashrate managed by the cloud mining company in exchange for a share of the mining reward, for offering unregistered securities.

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

Multiple regulators have highlighted the need for more stringent regulatory scrutiny for all types of cryptocurrencies and have taken legislative action directed at certain cryptocurrencies. In general, where regulatory action has been taken in Europe, it has typically been in response to concerns arising in relation to AML and consumer protection.

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

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims that arise in the ordinary course of business. As we disclosed on February 8, 2023, we are currently subject to a class action lawsuit. The case, Murphy vs Argo Blockchain plc et al, was filed in the Eastern District of New York on January 26, 2023. The Company refutes all of the allegations and believes that this class action lawsuit is without merit. Argo is vigorously defending itself against the action. We are not currently subject to any other material pending legal proceedings or claims.

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

Material Agreements

DPN Agreement and Plan of Merger

In March 2021, we acquired DPN LLC pursuant to which we acquired 160 acres of land in Dickens County, Texas, along with an option to purchase an adjacent 157 acre parcel. The consideration for the acquisition was an initial payment of approximately 3.5 million ordinary shares, valued at $5 million (£4 million). We also agreed to pay up to an additional approximately 8.8 million ordinary shares, valued at $13 million (£9 million), payable if certain contractual milestones related to the facility were fulfilled.

In June 2022, we issued 8,147,831 new ordinary shares to DPN LLC. No further ordinary shares are owed to DPN LLC as the remaining milestones were not met.

GPU.One Share Purchase Agreement

In May 2021, we purchased 9366-5230 Quebec Inc. and 9377-2556 Quebec Inc. from GPU.One Holding Inc. and GPU.One Enterprises Inc. for an aggregate purchase price of approximately $14 million (£11 million), including the assumption of existing bank facilities. Through this transaction, we acquired two cryptocurrency mining facilities located in Mirabel, QC, and Baie Comeau, QC.

Master Equipment Financing Agreement with NYDIG

In March 2022, we entered into an equipment financing agreement (the “Financing Agreement”) with NYDIG ABL LLC (“NYDIG”), a wholly owned subsidiary of New York Digital Investment Group LLC.

As part of the Financing Agreement, NYDIG loaned Argo an aggregate principal amount of $27 million (£22 million) to recapitalize the purchase of electrical infrastructure equipment for the Helios facility, in Dickens County, Texas. Outstanding borrowings under the Financing Agreement were secured by the infrastructure financed equipment and the contracts to acquire the infrastructure financed equipment.

In April 2022, we entered into additional equipment financing with NYDIG under which NYDIG agreed to loan to Argo, in a series of loans from April to September 2022, an aggregate principal amount of up to $71 million (£57 million) to recapitalize the purchase of digital asset mining equipment for the Helios facility. Additional borrowings under the Financing Agreement were secured by the mining financed equipment and the contracts to acquire the mining financed equipment.

Galaxy Agreements

Equity Purchase Agreement and Asset-Backed Loan with Galaxy

In December 2022, pursuant to an equity purchase agreement, we sold the Helios facility and real property in Dickens County, Texas and related assets to Galaxy Digital Holdings, Ltd. (“Galaxy”) for approximately $65 million (£53 million). In addition, Galaxy provided Argo with a new asset-backed loan in an aggregate principal amount of $35 million (£28 million) with an initial term of 36 months. This financing is secured by a collateral package that includes approximately 23,619 Bitmain S19J Pro mining machines currently operating at Helios and certain machines located at Argo’s Canadian data centers. The cash proceeds received from the sale of Helios, along with a portion of the borrowings under the asset-backed loan, were used to repay all existing indebtedness, prepayment interest, and other fees of approximately $84 million (£68 million) owed to NYDIG and other existing indebtedness.

C.    Organizational Structure

Argo Blockchain plc is the parent holding company of the Group. The Group consists of Argo Blockchain plc and the following subsidiaries of Argo Blockchain plc:

●	Argo Innovation Labs Inc. (previously Argo Blockchain Canada Holdings Inc.), a wholly owned subsidiary incorporated and registered in British Columbia, Canada. Argo Blockchain Canada Holdings Inc. was acquired upon its incorporation on January 12, 2018. On January 8, 2019, it changed its name to Argo Innovation Labs Inc.;
●	Argo Holdings US Inc., a wholly owned subsidiary, incorporated in Delaware on November 22, 2022;
●	Argo Operating US LLC, a wholly owned subsidiary, incorporated in Delaware on November 22, 2022; and
●	On May 11, 2021 the Group acquired 100% of the share capital of 9377-2556 Quebec Inc. and 9366-5230 Quebec Inc. These are held by Argo Innovation Labs Inc. (Canada).

D.    Property, Plant and Equipment

Mining Facilities

We operate our cryptocurrency mining machines from two owned facilities in Canada and one hosted facility in the United States. The details of the facilities are set out below:

	OWNED OR	FACILITY	POWER CAPACITY
LOCATION	HOSTED	SIZE (FT) (1)	(MW)(2)
Quebec, Canada	Owned	40,000	15
Quebec, Canada	Owned	100,000	5
Texas, United States	Hosted	125,000	100

Notes

(1)	Square footage refers to the total facility size, not the area devoted to cryptocurrency mining operations.
(2)	For owned facilities, this reflects the maximum power capacity accessible on site. For hosted facilities, this reflects the maximum anticipated power usage of our mining machines hosted at that facility. The exact power usage depends on a variety of factors.

Under the terms of our hosting arrangement in Texas, our hosting provider provides hosting services, which include the supply of electric power and maintenance, for our mining machines located at their facilities. Subject to any one-time costs (such as installation and repairs) and adjustments, our fees payable to our hosting providers are based upon our mining machines’ actual power consumption.

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

We were founded in late 2017, and initially focused on providing our mining capacity as a service to our customers. In this initial model, customers contracted Bitcoin mining services from us for a fee, and our customers would earn the Bitcoin rewards generated from the contracted mining services directly to their cryptocurrency wallet address. Beginning in 2019, we chose to wind down our mining-as-a-service business and shifted to mining for our own account to increase our revenues and margins. In 2022, we did not have any mining-as-a service revenue.

Upon our shift to mining for our own account, we began substantially increasing our investment in mining machines, and we have our mining machines hosted in facilities operated by third parties as well as in facilities that we own and operate. As of December 31, 2022, we had approximately 2,500 petahash of mining capacity, of which approximately 140 petahash was located in facilities we own in Quebec, Canada, and approximately 2,360 petahash was located in hosted facilities.

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

In addition to cryptocurrency mining, we are also focused on exploring and investing in strategic initiatives in software and other technologies in the wider cryptocurrency and blockchain sectors. We will continue to explore cryptocurrency and blockchain technologies and initiatives, such as DeFi applications and cryptocurrencies that use alternative consensus algorithms, such as proof-of-stake. As part of that strategy, we have made equity investments in Luxor Technologies, a hashrate management software platform and cryptocurrency mining pool operator based in the United States; Emergent Entertainment plc, a next-generation entertainment company based in the UK; WonderFi Technologies, a technology company with the mission of creating better access to digital assets through centralized and decentralized platforms; and ePIC Blockchain Technologies, a company developing hardware and technology for cryptocurrency mining.

We have also established Argo Labs as a dedicated division within the Company to further explore investing and participating in proof-of-stake networks and DeFi and NFT projects.

In 2020, 2021 and 2022, we mined 2,465, 2,045 and 2,156 Bitcoin and Bitcoin Equivalents, respectively, and our total revenues were $25.5 million , $100.2 million, and $58.6 million (£19.0 million, £74.2 million, and £47.4 million, respectively. In 2021, our total comprehensive income was $50.4 million (£37.3 million) and, in 2022, our total comprehensive loss was $246.1 million (£199.0 million).

Our recurring losses from operations, the pending maturities of and debt service on our outstanding indebtedness, and macro-economic conditions in the crypto-currency markets, increases in the cost of energy generally as well as the cost-us in particular, among other factors, raise substantial doubt about our ability to continue as a going concern. These factors and management’s assessment of our prospects to continue as a going concern are included disclosures in Note 3 of the financial statements, and our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements for the year ended December 31, 2022 with respect to this uncertainty. Our 2022 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty. Our ability to continue as a going concern will require us to obtain additional funding. If we are unable to raise capital when needed or on acceptable terms, we could be forced to delay, reduce or eliminate certain of our operations, and our stockholders could lose all, or a significant portion, of their investment in us.

A.    Operating Results

Factors Affecting Our Results of Operations

Market Value of Bitcoin and other Cryptocurrency.

Substantially all of our current business is focused on mining Bitcoin and other cryptocurrencies. Our revenue is primarily comprised of the value of Bitcoin and other cryptocurrency rewards and transaction fees we earn by mining the blockchain. Our operating results and financial condition are substantially affected by fluctuations and long-term trends in the value of Bitcoin and, to a lesser extent, other cryptocurrencies. In periods where Bitcoin and other cryptocurrency is appreciating in value, we tend to increase our capital expenditures in mining machines and related infrastructure, as the value of the rewards we receive for successful mining generally results in a faster return on these investments. In 2022, the rapid decline in Bitcoin and other cryptocurrency pricing materially and adversely affected our revenue, financial condition and operating results, and required us to divest a substantial portion of our Bitcoin and Bitcoin equivalents as well as our Helios mining facility in Texas in order to meet operating expenses and avoid default under our credit facilities. We carefully monitor fluctuations and longer-term trends in the value of Bitcoin and other cryptocurrencies, which impacts the price of machines, when planning our short- and long-term operating strategies and capital expenditures. We also regularly evaluate potential innovations in geography, physical footprint, infrastructure computing technology and similar areas to improve our operations and productivity. We believe this strategy will enable us to build value over the long term, and differentiates us from competitors whose decisions, we believe, are driven principally by short-term market dynamics and opportunities.

The market for cryptocurrencies is new, rapidly evolving and subject to regulatory, tax, political and market factors beyond our control. Increased hashrate in the market resulting from the deployment of new mining machines will generally lead to increases in mining difficulty, which in turn decreases our revenue and adversely affects our mining margins. Further, reward rates for cryptocurrency are subject to adjustments at predetermined intervals. For example, for Bitcoin, the reward was initially set at 50 Bitcoin rewards per block and this was cut in half to 25 on November 28, 2012 at block 210,000, again to 12.5 on July 9, 2016 at block 420,000 and again to 6.25 on May 11, 2020 at block 630,000. The next halving for Bitcoin is expected in April 2024 at block 840,000, when the reward will reduce to 3.125. These adjustments have had and will continue to have material effects on the economic viability of mining assets that are in production. Each cryptocurrency has its own unique dynamic in terms of valuation, reward rates and similar factors. Any of these factors could lead to material adverse changes in the market for cryptocurrencies, which could in turn result in substantial damage to or even the failure of our business. See Item 3. D. “Risk Factors — Risks Related to Cryptocurrency Mining — The primary cryptocurrencies for which we currently mine, Bitcoin and Zcash, are subject to halving; the cryptocurrency reward for successfully uncovering a block will halve several times in the future and the cryptocurrency’s value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.”

Capacity and Efficiency of Mining Machines.

The cryptocurrency mining industry is currently undergoing an arms race in mining technology and increased capacity, as miners need to deploy increasingly sophisticated mining machines in ever greater quantities to remain competitive. While many of our competitors have embraced a “bigger is better” growth strategy, we believe that our commitment to mining efficiency and return on investment in mining machines will remain our competitive advantage. The majority of our capital expenditures have taken place in the most recent mining machine technology cycle and our capital expenditures have been directed towards the latest models of mining machines and technology featuring industry-leading capacity, hashrate and efficiency. We believe that we operate one of the most efficient mining machine fleets. In some periods, the industry has experienced, and we expect may experience again in the future, a scarcity of advanced mining machines, as manufacturers are incapable of producing a sufficient number of mining machines of adequate quality to meet demand. To maintain our competitive advantage over the long term, we must develop and maintain strong relationships across the mining machine supply chain, strategically invest in state-of-the art mining machines at attractive prices, and effectively manage our fleet as it ages along the obsolescence curve.

Cost and Source of Power.

Mining cryptocurrency is a power-intensive process, with electrical power required both to operate the mining machines and to dissipate the significant amount of heat generated by operating the machines. We believe the combination of the increasing difficulty of successfully mining rewards, driven by greater hashrates, and the periodic adjustment of reward rates, such as the halving of Bitcoin rewards, will drive the increasing importance of power efficiency in cryptocurrency mining over the long term. Moreover, we believe that cryptocurrency miners have a social responsibility to obtain the power required for their operations from clean power sources as much as possible. However, there is no guarantee that we will be able to negotiate these power agreements on these terms, or at all, including for example, due to limitations in availability and fluctuations in the cost of electricity. See Item 3. D. “Risk Factors — Risks Related to Cryptocurrency Mining — We may not be able to secure access to electricity on a sufficiently firm and unrestricted basis or at a price that we are willing to pay” and “Risk Factors — Risks Related to Cryptocurrency Mining — We may be affected by price fluctuations in the wholesale and retail power markets.”

Competition.

Our business environment is constantly evolving, and cryptocurrency miners can range from individual enthusiasts to professional mining operations with dedicated mining facilities. We compete with other companies that focus all or a portion of their activities on mining activities at scale. We believe that the trend of increasing market prices for Bitcoin and other major cryptocurrencies we observed beginning in the third quarter of 2020 has resulted in an increase in the scale and sophistication of competition in the cryptocurrency mining industry, with new entrants and existing competitors gaining access to substantial capital resources to build ever larger mining operations. To the extent market prices for Bitcoin and other cryptocurrencies increase, we believe many new and existing competitors may be encouraged to build or expand Bitcoin mining operations.

Key Indicators of Performance and Financial Condition and Non-IFRS Financial Measures

Key operating and financial metrics that we use, in addition to our IFRS consolidated financial statements, to assess the performance of our business are set forth below for the years ended December 31, 2022, 2021, and 2020, along with the most comparable IFRS measures:

	YEAR ENDED DECEMBER 31,
	2022	2021	2020

(in £’000’s)
Bitcoin and Bitcoin Equivalents Mined	2,156	2,045	2,465
Gross Margin	(73)%	72%	21%
Bitcoin and Bitcoin Equivalent Mining Margin	54%	84%	41%
Average Total Cost Per Bitcoin or Bitcoin Equivalent Mined	£17,710	£10,849	£6,100
Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined	£10,034	£5,407	£4,548
Bitcoin and Bitcoin Equivalents Held (end of period)	141	2,595	216
Net Income/(Loss)	£(194,231)	£30,765	£1,442
Adjusted EBITDA	£979	£54,998	£6,157

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

Bitcoin and Bitcoin Equivalents Mined.

We measure the production of our mining activities in a given period as Bitcoin and Bitcoin Equivalents Mined. Bitcoin Equivalents include rewards and transaction fees for mining Bitcoin and other cryptocurrencies, such as Zcash. We generally exchange forms of cryptocurrency other than Bitcoin into Bitcoin in the period in which such currency is earned, and we hold Bitcoin in treasury that we do not otherwise sell to fund our operating expenses. As such, we believe that the number of Bitcoin and Bitcoin Equivalents that we mine is a useful metric for investors to measure our mining activity.

Bitcoin and Bitcoin Equivalent Mining Margin.

We define Bitcoin and Bitcoin Equivalent Mining Margin as the difference between cryptocurrency mining revenue and our direct costs, divided by cryptocurrency mining revenue, expressed as a percentage. We use this measure, and believe it is meaningful to investors, because it is reflective of the return on marginal investment of mining Bitcoin or Bitcoin Equivalent. In addition, because we have generally recovered the original cost of our mining machines in advance of their thirty-six to forty-eight month accounting depreciation curve, once machines are installed and operating we internally monitor Bitcoin or Bitcoin Equivalent Mining Margin to obtain what we believe to be an accurate reflection of the profitability of our core mining operations. Bitcoin and Bitcoin Equivalent Mining Margin is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to gross margin determined in accordance with IFRS. The decline in Bitcoin and Bitcoin Equivalent Mining Margin in 2022 compared to 2021 was driven principally by declining prices for Bitcoin & Bitcoin equivalent, coupled with higher prices for the energy required to mine. The table below reconciles Bitcoin and Bitcoin Equivalent Mining Margin to gross margin, the most directly comparable IFRS measure:

	YEAR ENDED DECEMBER 31
	2022	2021	2020

(in £’000’s)	£
Gross profit (loss)	(34,460)	53,646	3,921
Gross margin	(73)%	72%	21%
Depreciation of mining equipment	16,549	11,129	5,896
Change in fair of digital currencies	113	(1,191)	(2,342)
Realized gain (loss) on sale of digital currencies	43,526	(437)	272
Cryptocurrency management fees	(96)	3,879	—
Mining profit	25,632	59,268	7,747
Bitcoin and Bitcoin Equivalent Mining Margin	54%	84%	41%

Average Direct Cost per Bitcoin or Bitcoin Equivalent Mined.

We define the Average Direct Cost per Bitcoin or Bitcoin Equivalent Mined as the total direct costs of mining at both our owned facilities and hosted facilities, divided by total Bitcoin and Bitcoin Equivalent Mined over a given period. For mining at owned facilities, direct mining expenses are inclusive of power costs and hosting fees. For mining at hosted facilities, direct mining expenses are inclusive of the all-in hosting fee that is charged as well as any related service fees. We believe this measure is a useful complement to Bitcoin and Bitcoin Equivalent Mining Margin, as it reflects the average marginal direct cost of each reward earned irrespective of the value of such reward at the time it is earned. Average Direct Cost per Bitcoin or Bitcoin Equivalent Mined excludes the depreciation of mining equipment and so does not reflect the full cost of our mining operations. In addition, Average Direct Cost per Bitcoin or Bitcoin Equivalent Mined or similar non-IFRS measures are utilized by analysts in the cryptocurrency mining industry to compare results across peer companies, and accordingly we believe that excluding the depreciation of mining equipment from Average Direct Cost per Bitcoin or Bitcoin Equivalent Mined is appropriate to facilitate accurate comparisons to the financial performance of other industry participants. Average Direct Cost per Bitcoin and Bitcoin Equivalent Mined is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to IFRS measures. The table below reconciles Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined to Average Total Cost Per Bitcoin or Bitcoin Equivalent Mined, the most directly comparable IFRS measure:

	YEAR ENDED DECEMBER 31
	2022	2021	2020

(in £’000’s)	£
Total Cost Per Bitcoin and Bitcoin Equivalent Mined	38,183	20,588	15,036
Average Total Cost Per Bitcoin and Bitcoin Equivalent Mined	17,710	10,849	6,100
Depreciation of mining equipment	(16,549)	(11,129)	(5,896)
Change in fair value of digital currencies	(113)	1,191	2,342
Realized gain (loss) on sale of digital currencies	43,526	(437)	(272)
Direct Cost of Bitcoin and Bitcoin Equivalent Mined	21,634	11,057	11,210
Average Direct Cost Per Bitcoin and Bitcoin Equivalent Mined	10,034	5,407	4,548

Bitcoin and Bitcoin Equivalents Held.

We believe that the number of Bitcoin and Bitcoin Equivalents held is a useful metric as it is reflective of the cumulative performance of our mining and investment activity. While we generally exchange forms of cryptocurrency other than Bitcoin into Bitcoin in the period in which such currency is earned, on a case-by-case basis, we may decide to hold certain other cryptocurrencies in treasury for the long term. For example, on December 31, 2022, we held 518 Ethereum in treasury. We internally monitor the number of our Bitcoin and Bitcoin Equivalents held in evaluating the strength of our balance sheet and for understanding the extent to which movements in the fair value of cryptocurrency drive fluctuations in our operating results from period to period.

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

Adjusted EBITDA

Adjusted EBITDA provides this same indicator of Argo’s EBITDA from operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs that are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events.

EBITDA and Adjusted EBITDA are supplemental measures of our performance that are not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to operating income/(loss) determined in accordance with IFRS. The table below reconciles Adjusted EBITDA to net income/(loss), the most directly comparable IFRS measure:

	YEAR ENDED DECEMBER 31,
	2022	2021	2020

(in £’000’s)	£
Net income/(loss)	(194,231)	30,765	1,442
Interest
Interest expense	18,321	2,142	156
Interest income	—	—	—
Depreciation of mining equipment	16,549	11,129	5,896
Depreciation of mining facilities	6,883	237	—
Depreciation of improvements to mining facilities	17	17	17
Depreciation and Amortization	—	138	114
Taxation	(361)	8,506	—
EBITDA	(152,822)	52,934	7,626
Change in fair value of digital currencies	113	(1,191)	(2,342)
Realized (gain)/loss on sale of digital currencies	43,526	(437)	272
Impairment of assets	45,143	—	—
Impairment of intangible assets	4,168	535	—
Loss on sale of subsidiary and investments	44,804	629	—
Loss on sale of fixed assets	18,779	—	—
Foreign exchange	(17,250)	589	271
Legal and professional fees related to restructuring	9,590	—	—
Share based payment charge	4,928	1,938	331
Adjusted EBITDA	979	54,998	6,157

Components of Our Results of Operations

Total revenue

Our revenues primarily consist of cryptocurrency that we mine. In 2020, 2021 and 2022, we principally focused on mining Bitcoin, and to a lesser extent ZCash, which contributed to approximately 2.9% of our revenues in 2022. We participate in mining pools, with the pool’s performance obligation being the delivery of cryptocurrency into our wallet once an algorithm has been solved by the pool. Our mining revenue consists of our share of the block reward the pool earns for solving the block, and our share of transaction fees associated with the transactions comprising the block. Our share of the block reward and related transaction fees is determined by the proportion of hash power we contribute toward the pool as a whole. The block reward is pre-determined and hard coded into the protocol governing the relevant blockchain, while the transaction fees are the aggregate fees paid by parties whose transactions are included in the block. We only began to monitor and analyze transaction fees in the second half of 2020. In 2022, transaction fees represented approximately 2% of our Bitcoin mining revenue. Over time, as the block reward decreases (including as a result of block reward halving events) transaction fees will become a larger proportion of our revenue. The block reward and transaction fees are paid in-kind in the native digital currency of the blockchain.

Direct costs

Direct costs of mining revenue are comprised of the fees we pay to third parties to host, operate and maintain our mining machines and utility costs. Where we own and operate our mining facilities, cost of revenue includes direct facilities costs including utility costs, and personnel costs, including compensation and benefits, associated with operating these owned mining facilities.

Depreciation of mining equipment

We capitalize the cost of our mining machines and record depreciation expense on a straight-line basis to £nil over the estimated useful life of the machines, which is generally 36 to 48 months.

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

Professional fees

Professional fees represent legal fees, audit fees, broker fees and fees paid to other regulatory advisors. In 2021 these fees increased substantially compared to 2020 as we operated on two major stock exchanges. In 2022, our first full year operating as a public company in the United States, our professional fees were mainly attributable to audit fees and advisor and legal fees related to the transactions we conducted with Galaxy in December 2022.

General and administrative expenses

General and administrative expenses represent salary and other employee costs, depreciation and amortization of non-mining assets, regulatory fees, public relation advisors, foreign exchange gains and losses, advertising fees, travel and subsistence and research costs, and other expenses. In 2022, our administrative fees increased substantially as a result of our first full year operating as a public company in the United States, increased general and administrative expenses were largely attributable to director and officer insurance costs.

Income tax expense

We are liable to pay tax in a number of jurisdictions, including the United Kingdom, Canada and the United States. Our effective tax rate represents the weighted average of the tax rates for which we are liable in those jurisdictions. In the United Kingdom, no revenue is generated and, as such, we would expect to continue generating deferred tax assets in that jurisdiction. We do not anticipate incurring a tax liability in the United States in 2022.

Results of Operations

The following table sets forth our results of operations for the years ended December 31, 2022, 2021 and 2020:

	YEAR ENDED DECEMBER 31,
	2022	2022	2021	2021	2020	2020
(in ’000’s)	£	$	£	$	£	$
Revenues
Total revenue	47,363	58,583	74,204	100,175	18,957	22,894
Direct costs	(21,634)	(26,759)	(11,057)	(14,927)	(11,210)	(13,538)
Depreciation of mining equipment	(16,549)	(20,469)	(11,129)	(15,024)	(5,896)	(7,121)
Depreciation of improvements to mining facilities	—	—	—	—	—	—
Change in fair value of digital currencies	(114)	(140)	1,191	1,608	2,342	2,828
Realized gain/(loss) on sale of digital currencies	(43,526)	(53,837)	(437)	(590)	(272)	(328)
Gross profit	(34,460)	(42,624)	53,646	72,422	3,921	4,735
Gross margin	(73)%	(73)%	72%	72%	21%	21%
Operating costs and expenses
Consulting fees	(828)	(1,024)	(684)	(923)	(690)	(833)
Professional fees	(12,763)	(15,787)	(1,533)	(2,070)	(114)	(138)
General administrative	(31,193)	(38,583)	(6,081)	(8,209)	(1,363)	(1,646)
Foreign exchange loss	17,250	21,337	(589)	(795)	(271)	(327)
(Loss)/gain on hedging	1,695	2,097	—	—	—	—
Gain from reversal of credit loss	—	—	—	—	447	553
Share based payment	(4,928)	(6,095)	(1,938)	(2,616)	(331)	(400)
Total operating expenses	30,767	38,055	10,825	14,614	2,322	2,804
Operating income/(loss)	(65,227)	(80,679)	42,821	57,808	1,599	1,931
Interest income	—	—	—	—	1	1
Investment fair value movement	(328)	(406)	183	247	—	—
Equity accounted earnings from associate	(4,872)	(6,026)	(1,198)	(1,617)	—	—
Revaluation of contingent consideration	4,038	4,995	236	319	—	—
Loss on sale of investment	(44,804)	(55,418)	(629)	(849)	—	—
Loss on disposal of fixed assets	(18,779)	(23,228)	—	—	—	—
Impairment of assets	(49,311)	(60,994)	—	—	—	—
Other income	3,012	3,726	—	—	—	—
Interest expense	(18,321)	(22,661)	(2,142)	(2,892)	(157)	(190)
Total other income/(loss)	(129,365)	(160,012)	3,550	4,793	(156)	(188)
Income/(loss) before income taxes	(194,592)	(240,690)	39,271	48,574	1,442	1,742
Income tax expense	361	(447)	(8,506)	(11,483)	—	—
Net income/(loss)	(194,231)	(240,244)	30,765	41,533	1,442	1,742
Other comprehensive income – fair value gain on intangible assets	(414)	(512)	414	559	265	320
Other comprehensive income – Share of earnings from associate	(6,571)	(8,128)	6,571	8,871	—	—
Other comprehensive income – Foreign exchange translation	1,735	2,146	(410)	(554)	—	—
Total comprehensive income	(199,481)	(246,783)	37,340	50,409	1,707	2,062

Comparison of the years ended December 31, 2021 and 2022 (in ‘000’s)

Total revenue

Total revenue decreased by £26,841 to £47,363 for the year ended December 31, 2022 from £74,204 for the year ended December 31, 2021. This decrease was primarily driven by the overall decrease in the price of Bitcoin (average for Q4 2021 of $54,804 per Bitcoin and average of Q4 2022 of $18,066). This decrease was also impacted by the decrease in the price of Zcash.

Direct costs

Direct costs increased by £10,577 to £(21,634) for the year ended December 31, 2022 from £(11,057) for the year ended December 31, 2021. This increase was primarily driven by higher power costs in Texas.

Depreciation of mining equipment

Depreciation of mining equipment increased by £5,420 to £16,549 for the year ended December 31, 2022 from £11,129 for the year ended December 31, 2021. This increase was primarily driven by continued investment in the expansion our mining fleet and the resulting depreciation of those capital investments.

Change in fair value of digital currencies and realized loss on sale of digital currencies

Change in fair value of digital currencies resulted in a loss of £(43,640) for the year ended December 31, 2022, compared to a gain of £1,628 for year ended December 31, 2021. This change was primarily driven by the realization of losses from the sale of Bitcoin held at December 31, 2021.

Consulting fees

Consulting fees increased to £828 for the year ended December 31, 2022 from £684 for the year ended December 31, 2021. The increased fees are largely attributable to our first full year operating as a public company listed in the U.S.

Professional fees

Professional fees increased by £11,230 to £12,763 for the year ended December 31, 2022 from £1,533 for the year ended December 31, 2021. This increase was primarily driven by increased broker fees, legal fees, professional advisers fees, recruitments fees, expenses related to our first year operating as a public company listed in the U.S., and legal and advisor fees related to the series of transactions we conducted with Galaxy in December 2022.

General and administrative expenses

General and administrative expenses increased by £25,040to £31,121 for the year ended December 31, 2022 from £6,081 for the year ended December 31, 2021. This increase was primarily driven by increasing wages and salary costs as the Group expanded, increasing regulatory fees including significant increases in the D&O insurance, increasing non-recoverable indirect taxes, increasing bank charges, increasing repair costs (as the number of machines increased) and increasing fees and expenses related to operating as a public company listed in the U.S.

Share based payment

Share based payment increased to £4,928 for the year ended December 31, 2022 from £1,938 for the year ended December 31, 2021. This increase was driven by the increase in options granted during the year, the increase in share price, and the material nature of the charge calculated thereon.

Interest income

Interest income was immaterial in the years ended December 31, 2022 and December 31, 2021, as our deposits in both periods were negligible.

Interest expense

Interest expense increased by £16,179 to £18,321 for the year ended December 31, 2022 from £2,142 for the year ended December 31, 2021. This increase was primarily driven by the lease costs related to the S19 and S19 Pro machine purchase where payment began in January 2021, interest on the Galaxy Term Loan, bond interest, and interest resulting from prepaying loans during the year.

Comparison of the years ended December 31, 2020 and 2021 (in ‘000’s)

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

Direct costs

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

Interest expense

Interest expense increased by £1,985 to £2,142 for the year ended December 31, 2021 from £157 for the year ended December 31, 2020. This increase was primarily driven by the lease costs related to the S19 and S19 Pro machine purchase where payment began in January 2021, interest on the Galaxy Term Loan and bond interest.

B.    Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated by sales of cryptocurrency, sales of equity securities, issuing bonds and incurring debt. In 2022, the rapid decline in Bitcoin and other cryptocurrency pricing materially and adversely affected our revenue, financial condition and operating results, and required us to divest a substantial portion of our Bitcoin and Bitcoin equivalents as well as our Helios mining facility in Texas in order to meet operating expenses and avoid default under our credit facilities. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes. We believe that our sources of liquidity and capital resources will be sufficient to meet our existing business needs for at least the next 12 months. However, our recurring losses from operations do raise substantial doubt about our ability to continue as a going concern. As a result, management has included disclosures in Note 3 of the financial statements and our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements for the year ended December 31, 2022 with respect to this uncertainty. From time to time, we may raise additional capital through the issuance of debt or equity securities or additional borrowings to the extent required, or to the extent that we believe such capital is available on favorable terms. Our primary sources of liquidity are our cash and cash equivalents and cryptocurrency held in treasury.

During the course of 2022, our treasury management strategy evolved from holding cryptocurrency assets on the balance sheet to selling our mined cryptocurrency assets on a weekly basis in order to fund our operating expenses and for working capital needs. To control and manage the volatility in cryptocurrency pricing, we also engage in planned selling of cryptocurrency over an extended period in advance of forecasted fiat cash requirements. In the future, as with any business which mines a commodity, we expect to sell Bitcoin to satisfy our fiat cash requirements.

On February 2, 2021, the Company signed a Share Purchase Agreement with GPU.One, the Canadian data center provider, for the strategic purchase of the two data centers in Quebec. These facilities were previously owned and operated by GPU.One and housed a portion of Argo’s cryptocurrency mining equipment. The data centers have a combined total of 20MW of power capacity. The total consideration paid amounted to $7 million (£6 million) of which $6 million (£5 million) came from existing deposits paid as of December 31, 2020 and, $0.3 million (£0.2 million) was paid in cash and a further payment of $0.9 million (£0.7 million) was paid on a pound for pound basis for certain deposits and other receivables. The acquisition completed on May 13, 2021.

In March 2021, we acquired DPN LLC and, as a result, acquired 160 acres of land in Dickens County, Texas, with an option to purchase an adjacent 157 acres of land. The purchase also afforded us access to up to 800 MW of electrical power. The consideration for the acquisition was an initial payment of approximately 3.5 million ordinary shares, valued at $5 million (£4 million). We also agreed to pay up to an additional approximately 8.7 million ordinary shares, valued at $13 million (£9 million), payable if certain contractual milestones related to the facility were fulfilled. We developed the Helios facility on the acquired land over the course of 2021 and 2022 that we ultimately sold to Galaxy on December 28, 2022 for $65 million (£53 million) in gross proceeds. In connection with the sale to Galaxy, we refinanced existing asset-backed loans via a new $35 million (£28 million), three-year asset-backed loan with Galaxy.

In June 2021, we entered into a $20 million (£15 million) term loan agreement with Galaxy Digital LP (the “Galaxy Term Loan”) to finance the continued build out of the Helios facility in Texas and other general corporate purposes. In September 2021, we entered into an additional $25 million (£19 million) term loan agreement with Galaxy Digital LLC (the “New Galaxy Term Loan”) to finance the continued build out of Helios and other general corporate purposes. The outstanding $20 million (£15 million) principal amount of our Galaxy Term Loan, was subsumed into the New Galaxy Term Loan, resulting in total borrowings of $45 million (£34 million) under the New Galaxy Term Loan. On October 29, 2021, we repaid $25 million (£19 million) of the principal amount outstanding under the New Galaxy Term Loan with a portion of the net proceeds from our U.S. initial public offering. On October 29, 2021, we also entered into a callable loan agreement with Galaxy Digital LLC with respect to the remaining $20 million (£15 million) principal amount outstanding (the “Galaxy Loan Agreement”). In October 2022, we repaid the Galaxy Loan Agreement in full.

In November 2021, we issued $40 million (£30 million) in principal amount of 8.75% Senior Notes due 2026 (the “Notes”). The Notes were issued pursuant to, and are governed by, an indenture, dated as of November 17, 2021, between us and Wilmington Savings Fund Society, FSB, as trustee.

In March 2022, we entered into an equipment financing agreement (the “Financing Agreement”) with NYDIG, a wholly owned subsidiary of New York Digital Investment Group LLC. As part of the Financing Agreement, NYDIG loaned Argo an aggregate principal amount of $27 million (£22 million) to recapitalize the purchase of electrical infrastructure equipment for the Helios facility in Dickens County, Texas. Outstanding borrowings under the Financing Agreement were secured by the infrastructure financed equipment and the contracts to acquire the infrastructure financed equipment. In April 2022, we entered into additional equipment financing with NYDIG under which NYDIG agreed to loan to Argo, in a series of loans from April to September 2022, an aggregate principal amount of up to $71 million (£57 million) to recapitalize the purchase of digital asset mining equipment for the Helios facility. Additional borrowings under the Financing Agreement were secured by the mining financed equipment and the contracts to acquire the mining financed equipment. The equipment financing agreements entered into with NYDIG were repaid in full in December 2022.

On December 28, 2022, we announced a series of transactions with Galaxy that strengthened our balance sheet, improved our liquidity position, and enabled us to continue mining operations. As part of the transactions, we sold the Helios facility and real property in Dickens County, Texas to Galaxy for $65 million (£53 million) and refinanced existing asset-backed loans via a new $35 million (£28 million), three-year asset-backed loan with Galaxy (the “Galaxy ABS Loan”). The Galaxy ABS Loan also includes events of default, which are customary for facilities of this type (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all amounts outstanding under the Galaxy ABS Loan may be accelerated. The Galaxy ABS Loan contains usual and customary limitations on indebtedness, liens, restricted payments, acquisitions and asset sales in the form of affirmative, negative and financial covenants, which are customary for financings of this type. The Galaxy ABS Loan is secured by a collateral package that includes 23,619 Bitmain S19J Pro mining machines currently operating at the Helios facility and certain machines located at Argo’s Canadian data centers. The term of the Galaxy ABS Loan is 18 months with an option to extend for another 18 months if certain financial thresholds are met. The interest rate is SOFR plus 11% with a 1.5% renewal fee in the event the maturity is extended. The cash proceeds received from the sale of the Helios facility, along with a portion of the borrowings under the Galaxy ABS Loan, were used to repay all existing indebtedness, prepayment interest, and other fees of approximately $84 million owed to NYDIG and other existing indebtedness. The transactions reduced total indebtedness by $41 million (£33 million) and allowed us to simplify our operating structure.

At any time and from time to time, we may repay or redeem our outstanding debt, including purchases of our outstanding bonds in the open market, through privately negotiated transactions or a combination thereof, in each case using cash and cash equivalents, cash from our short-term investments, cash from operating activities, proceeds from the issuance of debt or equity or proceeds from asset divestitures. Any repayment or redemption of our debt will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. In connection with such repurchases or redemptions, we may incur cash and non-cash charges, which could be material in the period in which they are incurred.

The following table summarizes our contractual obligations and other commitments (in thousands) as of December 31, 2022, and the years in which these obligations are due:

	Total	Less than 1 Year	1 – 3 Years
Bonds	£31,356	£—	£31,356
Galaxy Term Loan	£28,002	£8,823	£19,179
Mortgages – Quebec Facilities	£3,114	£805	£2,309

During the periods presented, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Cash Flows

The table below summarizes our cash flows for the periods presented:

	YEAR ENDED DECEMBER 31,
	2022	2022	2021	2021	2020	2020
(in ’000’s)	£	$	£	$	£	$
Net cash flow from / (used in) operating activities.	(70,663)	(87,403)	(27,817)	(33,595)	2,520	3,043
Net cash from/(used in) investing activities	5,543	6,856	(137,564)	(166,136)	(1,055)	(1,274)
Net cash generated from / (used in) financing activities	68,055	84,177	175,133	211,508	425	513
Net increase / (decrease) in cash and cash equivalents	2,935	3,630	9,752	11,777	1,890	2,283

Operating Activities

Net cash used in operating activities of £70,663 million in the year ended December 31, 2022 was comprised of our net loss of £194 million and working capital changes, reduced by non-cash addbacks for impairments, loss on sale of subsidiary, foreign exchange and digital currency revaluations.

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

Investing Activities

Net cash generated from investing activities in the year ended December 31, 2022 was £5,436 million, which was comprised principally of £84 million from the proceeds of the sale of digital assets and £10 million for the disposal of tangible fixed assets, partially offset by (£87 million) for the purchase of tangible fixed assets.

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

Financing Activities

Net cash generated from financing activities in the year ended December 31, 2022 was £68,055, which was comprised principally of proceeds from new loan issuances of £86,451, partially offset by interest payments of £18,321.

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

Capital Expenditures

Historically, our capital expenditures have consisted primarily of purchasing mining machines and computer equipment and improvements to the mining facilities in which we operate. Our capital expenditures during the year ended December 31, 2020 were principally for purchasing mining machines. Beginning in 2021 and continuing into 2022, in addition to the acquisition of mining machines, our capital expenditures expanded to include acquiring and building mining facilities that we planned to own and operate. Our capital expenditures, net of disposals, were $12.4 million (£9.2 million), $213.2 million (£160.3 million), and $6.7 million (£5.4 million) in 2020, 2021 and 2022, respectively. In 2023, we expect capital expenditures to decrease in large part due to the sale of our Helios Facility and as we continue to work towards the right balance between owning and operating our own mining facilities and utilizing third party facilities with access to reliable, low-cost and renewable energy.

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

D.    Trend Information

Please refer to our disclosures set forth under Item 3.D “Risk Factors,” Item 4 “Information on the Company,” and elsewhere in this Item 5 “Operating and Financial Review and Prospects” for information regarding the material risks, business developments and strategies, factors, and trends that are most likely to affect our business and results of operations through 2023.

E.    Critical Accounting Estimates

Not applicable.

Item 6.         Directors, Senior Management, and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our current executive officers and directors, including their ages as of April 15, 2023.

NAME	AGE	POSITION(S)
Executive Officers
Seif El-Bakly(1)	38	Interim Chief Executive Officer and Chief Operating Officer
Jim MacCallum(2)	53	Chief Financial Officer
Non-Executive Directors
Maria Perrella	57	Director
Matthew Shaw(3)	63	Director and Chairman
Raghav Chopra(4)	38	Director
(1)	Effective February 9, 2023, Seif El-Bakly was appointed as our Interim Chief Executive Officer following the departure of Peter Wall, as described below in the section titled “Changes to our Executive Officers and Board of Directors”. In addition, Mr. El-Bakly has served as the Company’s Chief Operating Officer since March 21, 2022.
(2)	Effective April 5, 2023, Jim MacCallum was appointed as our Chief Financial Officer following the departure of Alex Appleton as described below in the section titled “Changes to our Executive Officers and Board of Directors”.
(3)	Effective February 9, 2023, Matthew Shaw was appointed as Chairman of our board of directors following the departure of Peter Wall as described below in the section titled “Changes to our Executive Officers and Board of Directors”.
(4)	Effective February 23, 2022 Raghav Chopra joined our board of directors as a non-executive director.

The current business address for our executive officers and directors is c/o Argo Blockchain plc, Eastcastle House, 27/28 Eastcastle Street, London, W1W 8DH, England.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Seif El-Bakly has served as our Interim Chief Executive Officer since February 2023. Prior to being named Interim CEO, Mr. El-Bakly served as the Company’s Chief Operating Officer beginning in March 2022. He has over 16 years’ experience in the capital markets and trading sectors. Prior to joining Argo, Mr. El-Bakly served as Chief Executive Officer of a fintech startup, W.I.T.H, he founded in 2019. Prior to founding W.I.T.H, he worked for TMX Group from 2014 to 2019, where his responsibilities included leading the strategy and business management efforts for the entire Markets Business. Fluent in three languages, he graduated from Concordia University’s John Molson School of Business and is a CFA Charterholder.

Jim MacCallum has served as our Chief Financial Officer since April 2023. Mr. MacCallum brings over thirty years of experience across various roles in finance and accounting. Most recently, he served as Chief Financial officer of East Side Games Group, a publicly-traded mobile game platform technology company based in Canada from March 2021 to April 2023. Prior to East Side Games Group, he was Senior Vice President, Finance and Acting CFO at Westport Fuel Systems Inc, a dual-listed and publicly-traded clean transportation technology company from 2015 to 2021. Mr. MacCallum is a Certified Public Accountant and a CFA Charterholder. He graduated from the University of British Columbia with a B.A. in Economics and completed the Advanced Management Program at Harvard Business School.

Non-Executive Directors

The following is a brief summary of the business experience of our non-executive board members.

Matthew Shaw has served on our board of directors since July 2019, and he became Chairman of the Board in February 2023. He brings over 25 years of experience as an international banker, corporate adviser, and serial entrepreneur. He has been specializing in the blockchain and cryptocurrency sector since 2017. He is currently CEO of Webslinger Advisors, a specialist web3 advisory and administration firm which provides services to Cayman Foundations/DAOs. He previously co-founded Protos Asset Management, a Swiss company that manages a cryptocurrency fund, and co-founded DeFi Yield Technologies, a DeFi firm acquired by Dispersion Holdings (now AQRU). He is also currently CEO of Blimp Technologies and is also president of a proprietary family investment company. Mr. Shaw holds a B.A. in English Language and Literature from Manchester University and an M.B.A. from Bradford University.

Maria Perrella has served on our board of directors since July 2021. Over the last 25 years, Ms. Perrella has held several senior leadership positions, including, most recently, as the Chief Financial Officer of MDA, a Canadian based international space mission partner. Prior to this, Ms. Perrella served as the Chief Finance Officer of Automation Tooling Systems Inc. (ATS)(ATA.TSX), a TSX-listed global company focused on innovative, custom designed manufacturing solutions, for over ten years. Prior to ATS, Ms. Perrella held a variety of increasingly senior positions at L-3 Canada and Spar Aerospace. Ms. Perrella is a Chartered Professional Accountant and holds a B.A. in Business Administration from the York University Schulich School of Business in Canada.

Raghav Chopra has served on our board of directors since February 2022. Mr. Chopra is an investor with over 16 years of experience and is currently Managing Partner of Tephra Digital, a digital assets focused investment firm. He was most recently a Portfolio Manager for AllianceBernstein LP, and he has over a decade of experience in managing a significant and wide range of technology investments at leading hedge funds. Prior to that, Mr. Chopra was an Associate in the private equity group at The Carlyle Group and an Analyst in investment banking at Goldman, Sachs & Co. Mr. Chopra serves on the Board of the Harvard Club of New York City Foundation and is a member of the Economic Club of New York. Mr. Chopra holds a B.S. in Electrical Engineering and Economics with Distinction from Yale University, and an M.B.A. with High Distinction from the Harvard Business School, where he was named a George F. Baker Scholar.

There are no family relationships among any of our executive officers or directors. There are no agreements or understanding between the directors and members of senior management and any of our major shareholders, customers, suppliers or other persons pursuant to which such directors and members of senior management were selected as directors or members of senior management.

Changes to Our Executive Officers and Board of Directors

Effective February 23, 2022, the Company appointed Raghav Chopra to the board of directors as a non-executive director.

Effective January 30, 2023, Alex Appleton stepped down from his positions as Chief Financial Officer and executive director and separated from service with the Company. Mr. Appleton received £145,833 in respect of his separation, in exchange for which he agreed to certain restrictive covenants. A portion of such termination payment was provided as additional consideration for a full and final release of claims from Mr. Appleton in favor of the Company. The Company engaged an executive search firm to assist with the process of selecting a replacement Chief Financial Officer and engaged BDO Canada LLP to assist Seif El-Bakly, who was serving as the Company’s Chief Operating Officer at the time, with accounting and advisory services during the search phase.

Effective February 8, 2023, Sarah Gow resigned from her position as non-executive director on the board of directors due to health reasons.

Effective February 9, 2023, Peter Wall stepped down from his positions as Chief Executive Officer and Interim Chairman of the board of directors and separated from service with the Company. Mr. Wall received £512,339.20 in respect of his separation, in exchange for which he agreed to certain restrictive covenants including with respect to confidentiality, non-solicitation, non-competition and intellectual property. In addition, Mr. Wall is entitled to continue participation in certain benefit plans maintained by the Company for up to 12 months following his separation. A portion of Mr. Wall's termination payment was provided as consideration for a full and final release of claims from Mr. Wall in favor of the Company. Mr. Wall agreed to remain as an advisor to the Company for a period of three months following his separation to support the transition. The Company is actively exploring options to select a replacement Chief Executive Officer.

Effective February 9, 2023, the Company appointed Seif El-Bakly as the Company’s Interim Chief Executive Officer while retaining his position as the Company’s Chief Operating Officer.

Effective February 9, 2023, the Company appointed Matthew Shaw as the Chairman of the board of directors.

Effective April 5, 2023, the Company appointed Jim MacCallum as the Company’s Chief Financial Officer.

B.    Compensation

Compensation of Executive Officers and Directors

For the year ended December 31, 2022, the aggregate cash compensation paid to the members of our board of directors and our executive officers for services in all capacities was £2,041,019. Of that aggregate amount, £1,669,209 was related to compensation paid to the members of our board of directors, which compensation includes amounts paid to directors, if applicable, in respect of services as an executive officer. In the year ended December 31, 2022, our highest paid director was Peter Wall, our former Chief Executive Officer, who received compensation of £670,706.

Executive Officer Remuneration

The following table sets forth the approximate compensation paid to our executive officers during the fiscal year ended December 31, 2022. Compensation consisted of fixed and variable elements. During 2022, we paid our executive officers a base salary, an annual cash bonus, and certain retention bonuses.

				GAIN ON
				EXERCISE OF
			RETENTION	OPTIONS/	LOSS OF
	SALARY		BONUS	WARRANTS	OFFICE	TOTAL
NAME AND PRINCIPAL POSITION	(£)	BONUS (£)(1)	(£)(2)	(£)	(£)	(£)(3)(4)
Seif El-Bakly	145,665	—	226,145	—	—	371,810
Interim Chief Executive Officer and Chief Operating Officer
Peter Wall	339,223	150,883	—	180,600	—	670,706
Former Chief Executive Officer and Interim Chairman
Alex Appleton	281,023	97,139	205,029	—	—	583,191
Former Chief Financial Officer
(1)	Amounts shown reflect the discretionary cash bonuses that our board of directors awarded to the executive officers in 2022 for performance in 2021.
(2)	Amounts shown reflect the retention bonuses paid out in connection with the sale of the Helios facility to Galaxy in 2022.
(3)	Total compensation set out in this table does not include the value of options to acquire our ordinary shares or awards granted to or held by our executive officers, which is described in “— Equity Compensation Arrangements.”

(4)	As further described in “— Equity Officer Service Agreements,” each of Mr. El-Bakly and Mr. Wall were entitled to certain employer matching contributions under a retirement plan maintained by the Company during 2022. Neither of them elected to participate, and therefore neither received employer matching contributions under the arrangement.

Non-Executive Director Remuneration

The following table presents the individual compensation and benefits provided to our non-executive directors in their capacity as non-executive directors during the fiscal year ended December 31, 2022:

				GAIN ON
			RETENTION	EXERCISE OF	LOSS OF
	SALARY	BONUS	BONUS	OPTIONS/	OFFICE
NAME AND PRINCIPAL POSITION	(£)	(£)(1)	(£)(2)	WARRANTS (£)	(£)	TOTAL (£)(3)
Non-Executive Directors(1)
Mathew Shaw	118,030	—	—	—	—	118,030
Sarah Gow(2)	70,399	—	—	—	—	70,399
Maria Perella	121,391	—	—	—	—	121,391
Raghav Chopra(3)	105,492	—	—	—	—	105,492
(1)	We reimburse all reasonable expenses incurred by non-employee directors in connection with their service on our board of directors. This would include expenses incurred for attending board or committee meetings. In addition, we provide liability-related insurance and indemnification benefits to our directors.
(2)	Sarah Gow ceased to be a non-executive director on February 8, 2023.
(3)	Raghav Chopra joined the board of directors on February 23, 2022, and therefore received renumeration for a partial year.

Executive Officer Service Agreements

Seif El-Bakly

Effective as of March 21, 2022, we entered into an employment contract with Seif El-Bakly, pursuant to which Mr. El-Bakly serves as our Chief Operating Officer (the “El-Bakly Employment Agreement”). Under the terms of the El-Bakly Employment Agreement, Mr. El-Bakly is entitled to receive £189,850 annually, participate in the Company’s group health benefits on a fully-subsidized basis, participate in the Company’s retirement plan (“RRSP”), under which the Company provides an employer matching contribution of up to 6% of eligible compensation, and earn an annual bonus equal to up to 65% of his annual base salary, as determined by the board of directors. Mr. El-Bakly did not elect to participate in the RRSP during 2022. Mr. El-Bakly’s compensation increased to £331,360 in February 2023 when he accepted the role of Interim CEO.

Under the El-Bakly Employment Agreement, we may terminate Mr. El-Bakly’s employment by providing Mr. El-Bakly with (i) the minimum notice, or pay in lieu thereof, or some combination of the two, (ii) severance pay (if applicable), (iii) period of benefits continuation, (iv) vacation pay, and (v) other entitlements, if any, as required by the Employment Standards Act (“ESA”) within the Province of Quebec, and in each case, subject to payment of severance equal to six months’ base salary, provided that we may terminate the services of Mr. El-Bakly at any time with immediate effect for certain reasons including misconduct, criminal offense, or other reasons that constitute “just cause” for dismissal of an employee at common law. Mr. El-Bakly may terminate his contract with us by providing the company with a minimum of 12 weeks’ notice. The El-Bakly Employment Agreement also contains restrictive covenants pursuant to which Mr. El-Bakly has agreed to refrain from competing with us or soliciting certain clients or employees of the Company who could materially damage our interests if involved in a competing business, for a period of twelve months following his termination of services.

Jim MacCallum

Effective as of April 5, 2023, we entered into an employment contract with Jim MacCallum, pursuant to which Mr. MacCallum serves as our Chief Financial Officer (the “MacCallum Employment Agreement”). Under the terms of the MacCallum Employment Agreement, Mr. MacCallum is entitled to receive £244,483 annually, participate in the Company’s group health benefits on a fully-subsidized basis, participate in the Company’s RRSP, under which the Company provides an employer matching contribution of up to 6% of eligible compensation and earn an annual bonus equal to up to 65% of his annual base salary, as determined by the board of directors. Mr. MacCallum is also entitled to receive a one-time cash signing bonus equal to £14,910.

Under the MacCallum Employment Agreement, we may terminate Mr. MacCallum’s employment by providing Mr. MacCallum with the minimum (i) notice, or pay in lieu thereof, or some combination of the two, (ii) severance pay (if applicable), (iii) period of benefits continuation, (iv) vacation pay, and (v) other entitlements, if any, as required by the ESA, and in each case, subject to payment of severance equal to 12 months’ base salary, provided that we may terminate the services of Mr. MacCallum at any time with immediate effect for certain reasons including misconduct, criminal offense, or other reasons “for cause” under ESA within the Province of British Columbia. Mr. MacCallum may terminate his contract with us by providing the company with a minimum of 90 days’ notice. The MacCallum Employment Agreement also contains restrictive covenants pursuant to which Mr. MacCallum has agreed to refrain from soliciting certain clients or employees of the Company who could materially damage our interests if involved in a competing business, for a period of twelve months following his termination of services.

Peter Wall

We entered into a consultancy agreement with Vernon Blockchain Inc. effective December 30, 2019, as well as a side letter agreement with Mr. Wall dated as of January 14, 2020, pursuant to which Mr. Wall served as our Chief Executive Officer (the “Wall Agreement”). Under the terms of the Wall Agreement, Mr. Wall was entitled to receive a fee of £16,000 per month plus 10% in lieu of employment benefits, and he had the opportunity to earn a bonus as determined by the board of directors. Additionally, the Wall Agreement entitled Mr. Wall to certain enumerated employee benefits. Until August 1, 2022, the Company did not maintain or provide any such benefits to Mr. Wall. Accordingly, the parties agreed that Mr. Wall would receive a temporary taxable stipend of £1,000 per month in lieu of the Company providing any employee benefits during the period of his service prior to August 1, 2022.

On August 1, 2022 we entered into an employment contract with Peter Wall, which superseded the Wall Agreement, pursuant to which Mr. Wall served as our Chief Executive Officer (the “Wall Employment Agreement”). Under the terms of the Wall Employment Agreement, Mr. Wall was entitled to receive £374,445 annually, participate in the Company’s group health benefits, participate in the Company’s RRSP, under which the Company provides an employer matching contribution of up to 6% of eligible compensation equal to and earn a bonus equal to up to 100% of his annual base salary, as determined by the board of directors. Mr. Wall did not elect to participate in the RRSP during 2022. The Wall Employment Agreement also contains restrictive covenants pursuant to which Mr. Wall has agreed to refrain from competing with us or soliciting certain clients or employees of the Company who could materially damage our interests if involved in a competing business, for a period of six months following his termination of services.

Effective February 9, 2023, Mr. Wall stepped down from his positions as Chief Executive Officer and Interim Chairman of the board of directors and separated from service with the Company. Mr. Wall received £512,339.20 in respect of the separation, in exchange for which he agreed to certain restrictive covenants including with respect to confidentiality, non-solicitation, non-competition and intellectual property. In addition, Mr. Wall is entitled to continue participation in certain benefit plans maintained by the Company for up to 12 months following his separation. A portion of Mr. Wall's termination payment was provided as consideration for a full and final release of claims from Mr. Wall in favor of the Company. Mr. Wall agreed to remain as an advisor to the Company for a period of three months following his separation to support the transition.

Alex Appleton

We entered into a consultancy agreement with Appleton Business Advisors Limited effective September 4, 2020, pursuant to which Mr. Appleton served as our Chief Financial Officer (the “Appleton Agreement”). The Appleton Agreement entitled Mr. Appleton to receive a fee of £8,500 per month until November 30, 2020 and £10,000 per month thereafter. Mr. Appleton was permitted to terminate the Appleton Agreement by not less than four weeks’ written notice, and we had the right to terminate the Appleton Agreement by giving Mr. Appleton not less than four weeks’ notice (or payment in lieu thereof) or with immediate effect for certain reasons including misconduct, criminal offense, disability, Mr. Appleton’s bankruptcy, and the winding up of Appleton Business Advisors Limited. The Appleton Agreement also contains restrictive covenants pursuant to which Mr. Appleton has agreed to refrain from competing with us or soliciting any persons who could materially damage our interests if involved in a competing business, for a period of six months following his termination of employment.

Effective January 30, 2023, Alex Appleton stepped down from his positions as Chief Financial Officer and executive director and separated from service with the Company. Mr. Appleton received £145,833 in respect of the separation, in exchange for which he agreed to certain restrictive covenants. A portion of such termination payment was provided as consideration for a full and final release of claims from Mr. Appleton in favor of the Company.

Non-Executive Director Letter Agreements

We have entered into service contracts with our directors for their services, which are subject to a three-month termination period. There are no arrangements under which any non-executive director is entitled to receive compensation upon the early termination of his or her appointment.

Equity Compensation Arrangements

We have granted and expect to continue to grant share options and other awards under our 2022 Equity Incentive Plan (the “2022 Plan”). We previously granted share options and awards under our 2018 Equity Incentive Plan (the “2018 Plan”), including the UK Non-Tax Advantaged Sub-Plan maintained under the 2018 Plan (the “UK Sub-Plan”) and our 2021 U.S. Equity Incentive Plan (the “US Plan”).

The 2022 Plan

Our board of directors adopted the 2022 Plan effective as of June 29, 2022, the date on which the 2022 Plan was approved by the Company’s shareholders. The 2022 Plan was amended and restated effective as of March 7, 2023.

Eligibility, Awards and Administration

Employees, including executive directors of the Company and its subsidiaries are eligible to participate in the 2022 Plan. Under the 2022 Plan, our board of directors may grant non-qualified stock option awards, share appreciation rights, restricted share awards, restricted share unit awards, performance and other share awards in order to align the interests of our shareholders and the recipients of awards, to advance our interests by attracting and retaining executive directors, officers and other employees and to motivate such persons to act in the long-term best interests of the Company and its shareholders. Grants under the 2022 Plan are subject to an overall limit and an individual limit. The overall limit applies, and an award may not be granted, if such grant would result in the total number of “dilutive shares” issued or subject to outstanding awards exceeding 10% of the Company’s issued share capital during the shorter of the ten years ending on and including the relevant date and the period of time since June 29, 2022, the adoption date of the 2022 Plan. The individual limit generally provides that, other than in exceptional circumstances, the fair market value of ordinary shares subject to stock option awards made to an executive director during any year may not exceed 300% of such individual’s salary or annual fee income. The 2022 Plan is currently administered by the Remuneration Committee of our board of directors and the Remuneration Committee may delegate its administrative authority under the plan to a subcommittee. The authority of the Remuneration Committee includes, among other things, the authority to make and amend rules and regulations for the administration of the 2022 Plan.

Vesting, Exercise and Clawback

The vesting schedule for each award granted under the 2022 Plan is set forth in the applicable award agreement. For any award granted to an Executive Director of the Company, vesting of the award must be subject to achievement of pre-set performance metrics assessed over a period of at least one year.

Awards under the 2022 Plan and any cash payment or shares delivered pursuant to such an award are subject to forfeiture, recovery by the Company or other action pursuant to the applicable awards agreement or any clawback or recoupment policy that the Company may adopt. The circumstances in which such recoupment may apply include, without limitation, serious misconduct by the individual, material misstatement or restatement of the results of the Company, or significant reputational damage to the Company, its subsidiaries or affiliates.

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

Certain Adjustments

In the event of any equity restructuring, such as the declaration of stock dividends, a stock split, spinoff, rights offering or recapitalization through an extraordinary cash dividend,, appropriate adjustments will be made in the number and price of shares subject to each outstanding award, the terms of each outstanding award, and the number of shares available for grant under the 2022 plan.

Change in Control

In the event of a change in control of the Company, our board of directors may provide for accelerated vesting and deemed satisfaction of performance conditions, equitable substitution of awards or cancellation and cash out of awards.

Amendment and Termination

Our board of directors has the authority to amend or terminate the 2022 Plan, except that no such amendment will be effective without the approval of the Company’s shareholders if shareholder approval is required by applicable law, rule or regulation, and no amendment may materially impair the rights of a holder of an outstanding award without such holder’s consent. The 2022 Plan will terminate on June 29, 2032, unless terminated earlier by the board of directors.

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

The following table summarizes the number of ordinary shares underlying options granted to executive officers and non-executive directors as of December 31, 2022:

	ORDINARY	EXERCISE
	SHARES	PRICE		EXPIRATION
	UNDERLYING	PER ORDINARY		DATE
NAME	OPTIONS	SHARE (£)	GRANT DATE	(IF APPLICABLE)
Executive officers
Seif El-Bakly	1,250,000	0.506	5/19/2022	5/19/2032
Peter Wall	1,000,000	0.16	7/25/2018	7/25/2024
	3,700,000	0.07	2/5/2020	2/4/2030
Alex Appleton	1,250,000	1.57	9/22/2021	9/21/2031
	158,898	0.94	2/3/2021	2/2/2031
Non-executive directors
Matthew Shaw	537,037	0.16	7/17/2019	7/17/2025
	294,048	0.07	2/5/2020	2/4/2030
	250,000	1.57	9/22/2021	9/21/2031
Maria Perella	500,000	1.57	9/22/2021	9/21/2031
Sarah Gow	500,000	1.57	9/22/2021	9/21/2031
Raghav Chopra	500,000	0.49	5/23/22	5/23/32

Pension, Retirement or Similar Benefits

As of December 31, 2022 we support the following pension related benefits: employees and non-executive directors located in the UK receive 4% in pension contributions, employees located in Canada receive the mandatory CPP percentage, along with a 6% employer match for the company RRSP plan, and employees located in the U.S. receive a 6% employer match for the Company 401K plan.

C.	Board Practices

Composition of our Board of Directors

As of December 31, 2022, our board of directors was composed of six members. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Our board of directors has determined that Maria Perrella and Raghav Chopra do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.

Committees of our Board of Directors

Our board of directors has an audit committee, a remuneration committee, and a nominating and corporate governance committee. Each of these committees is governed by a charter that is consistent with applicable UK law and SEC and Nasdaq corporate governance rules which will be available on the Investors section of our website at https://argoblockchain.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this report, and you should not consider information on our website to be part of this report.

Audit Committee

As of December 31, 2022, our Audit Committee consisted of Maria Perrella, Matthew Shaw and Sarah Gow. Sarah Gow stepped down from the Audit Committee with her resignation from the board of directors on February 8, 2023. Maria Perrella serves as the chair of the Audit Committee. Our board determined that all members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. Our board determined that Maria Perrella is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq corporate governance rules.

Our board determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

The Audit Committee is responsible for, among other things:

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

The Audit Committee meets with such frequency and at such intervals as it determines necessary to carry out its duties and responsibilities and at such other times as the chairman of the Audit Committee shall think fit. The Audit Committee meets at least once per year with our independent auditor, without our management being present.

Remuneration Committee

As of December 31, 2022, our Remuneration Committee consisted of Matthew Shaw, Maria Perrella and Sarah Gow. Sarah Gow served as chair of the committee until her resignation from the board of directors on February 8, 2023. Maria Perrella replaced Sarah Gow as chair on February 9, 2023.

The Remuneration Committee is responsible for:

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

Nominating and Corporate Governance Committee

As of December 31, 2022, our Nominating and Corporate Governance Committee consisted of Sarah Gow, Matthew Shaw and Maria Perrella. Matthew Shaw serves as chair of the committee. Sarah Gow stepped down from the Nominating and Corporate Governance Committee with her resignation from the board of directors on February 8, 2023.

The Nominating and Corporate Governance Committee is responsible for:

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

D.    Employees

As of December 31 of the years ended 2022, 2021 and 2020, we had forty-eight, thirty-one, and one full time employee, respectively, not inclusive of non-executive directors. Below is a breakdown of employees by their departments as of December 31, 2022.

	Number of
Department	employees	% of total
Research and development and technology	10	21
Compliance, legal and finance	8	17
Business and customer support	8	17
Marketing	3	6
Operations	19	39
General and administration	0	0
Total	48	100%

E.    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2022 for:

●	each beneficial owner of 3% or more of our outstanding ordinary shares;
●	each of our directors and executive officers; and
●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of December 31, 2022. Percentage ownership calculations are based on ordinary shares outstanding as of December 31, 2022.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are of Argo Blockchain plc, Eastcastle House, 27/28 Eastcastle Street, London, England W1W 8DH.

NUMBER OF
	ORDINARY SHARES	PERCENTAGE OF
	BENEFICIALLY	ORDINARY SHARES
NAME OF BENEFICIAL OWNER	OWNED	BENEFICIALLY OWNED
3% or Greater Shareholders:
none	—	—%
Executive Officers and Directors:	*
Seif El-Bakly	*	*
Jim MacCallum	*	*
Matthew Shaw	*	*
Raghav Chopra	*	*
Maria Perrella	*	*

* Represents beneficial ownership of less than one percent.

Ordinary Shares

In accordance with our Articles of Association, the following summarizes the rights of holders of our ordinary shares:

●	each holder of our ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally;
●	each holder of the ordinary shares is entitled to receive notice of, attend, speak and vote at our general meetings; and
●	each holder of our ordinary shares is entitled to receive such dividends as are recommended by our directors and declared by our shareholders.

Options

As of December 31, 2022, there were options to purchase 715,821 ordinary shares outstanding with a weighted average exercise price of £1.19 per ordinary share.

For a summary of the options to purchase ordinary shares granted to executive officers and non-executive directors as of December 31, 2022 and arrangements involving our employees in our share capital, see Item 6. B. “Equity Compensation Arrangements.”

Warrants

As of December 31, 2022, there were warrants to purchase 17,982,483 ordinary shares outstanding with a weighted average exercise price of £0.76 per ordinary share. The warrants lapse between three and five years from the date of grant.

F.    Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

Item 7.         Major Shareholders and Related Party Transactions

A.    Major Shareholders

See Item 6. E. “Share Ownership.”

B.    Related Party Transactions

The following is a description of our related party transactions since January 1, 2022.

Certain of these related party transactions relate to former directors and members of the management team during their time with the Company.

Agreements with Board Members and Executive Officers

Executive Officer Service Agreements

The Company has entered into service agreements with each of Seif El-Bakly, Jim MacCallum, Peter Wall and Alex Appleton. See Item 6. B. “Executive Officer Service Agreements.”

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

Related Person Transaction Policy

Our board of directors has adopted a written statement of policy regarding transactions with related persons (the “Related Person Policy”). Our Related Person Policy requires that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to the board of directors any “related person transaction” (defined as any transaction or any material amendment or modification to an existing Related Person Transaction that is not in the ordinary course of business and not on normal market terms, in which we were or are to be a participant and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. No Related Person Transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors, as applicable. It is our policy that directors interested in a Related Person Transaction will recuse himself or herself and abstain from discussion and voting on the approval of the Related Person Transaction.

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

Item 9.      The Offer and Listing

A.    Offer and Listing Details

The Company’s American Depositary Shares are listed on the Nasdaq Global Select Market under the symbol “ARBK”.

The Company’s 8.75% Senior Notes due 2026 trade on the Nasdaq Global Select Market under the symbol “ARBKL”.

The Company’s Ordinary Shares are listed on the London Stock Exchange Main Market under the symbol “ARB” and on the OTCQX(R) Best Market under the symbol “ARBKF”.

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

Except to the extent that the position of non-UK resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled) for tax purposes solely in the United Kingdom to whom split-year treatment does not apply and do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ADSs is connected (“UK Holders”), who are absolute beneficial owners of the ADSs and who hold the ADSs as investments (where the ADSs are not held through an Individual Savings Account or a Self-Invested Personal Pension).

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

All dividends received by an individual UK Holder from us or from other sources will form part of that UK Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £1,000 of taxable dividend income received by the individual UK Holder in the 2023/24 tax year. From the 2024/25 tax year, the nil rate band will be reduced to the first £500 of taxable dividend income received by the individual UK holder. Income within the nil rate band will be taken into account in determining whether income in excess of the £1,000 tax-free allowance (or £500 tax-free allowance from the 2024/25 tax year onwards) falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed at 8.75% to the extent that the excess amount falls within the basic rate tax band, 33.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band

Corporation Tax

A corporate holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to UK corporation tax on dividends received from the Company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ADSs are attributable.

Corporate UK Holders should not be subject to UK corporation tax on any dividend received from the Company so long as the dividends qualify for an exemption, which should be the case, although certain conditions must be met. If the conditions for the exemption are not satisfied, or such UK Holder elects for an otherwise exempt dividend to be taxable, UK corporation tax will be chargeable on the amount of any dividends (at the current main rate of 125%).

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

Material United States Federal Income Tax Considerations

The following discussion sets forth the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of our ordinary shares or ADSs. This discussion does not apply to persons holding ordinary shares or ADSs that are not U.S. Holders. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares or ADSs. This discussion applies only to ordinary shares or ADSs acquired for cash and held as capital assets for U.S. federal income tax purposes and does not address any U.S. state or local or non-U.S. income or other tax consequences. In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions or insurance companies;
●	dealers or traders in securities or other persons who use a mark-to-market method of tax accounting;
●	persons holding ordinary shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ordinary shares or ADSs;
●	U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities classified as partnerships for U.S. federal income tax purposes (and investors in such entities);
●	tax-exempt or flow-through entities, including an “individual retirement account” or “Roth IRA,” governmental organizations, grantor trusts, regulated investment companies or real estate investment trusts;
●	persons subject to special tax accounting rules as a result of their use of applicable financial statements within the meaning of Section 451(b)(3) of the Internal Revenue Code of 1986, as amended (the “Code”);
●	persons that own, directly or indirectly, or are deemed to own by attribution ten percent or more of our shares (by vote or value); or
●	persons holding ordinary shares or ADSs in connection with a trade or business conducted outside of the United States.

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

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, if, after the application of certain “look-through” rules with respect to our subsidiaries, either:

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

Item 11.         Quantitative and Qualitative Disclosures About Market Risk

Market Value of Bitcoin and other Cryptocurrency Risk

Substantially all of our current business is focused on mining Bitcoin and other cryptocurrencies. Our revenue is primarily comprised of the value of Bitcoin and other cryptocurrency rewards and transaction fees we earn by mining the blockchain, and, as of December 31, 2022, 2% of our total assets were represented by our holdings of Bitcoin and other cryptocurrencies in treasury. Our operating results and financial condition are affected by fluctuations and long-term trends in the value of Bitcoin and, to a lesser extent, other cryptocurrency. Each cryptocurrency has its own unique dynamic in terms of valuation, reward rates and similar factors. Any of these factors could lead to material adverse changes in the market for cryptocurrencies, which could in turn result in substantial damage to or even the failure of our business.

A 10% increase or decrease in the market value of Bitcoin and other cryptocurrencies over the course of 2022 would have increased or decreased our revenue by 10% for the year. Bitcoin and other cryptocurrencies accounted for 2% of our total assets; as such, a 10% increase or decrease in Bitcoin’s or other cryptocurrencies’ value as at December 31, 2022 would not have had a material effect on our total assets as at that date. However, given we were selling Bitcoin and other cryptocurrencies to cover operating expenses during the year, increases or decreases in the market value of these cryptocurrencies would have resulted in increased or decreased holdings of these cryptocurrencies at the end of the year. See Item 5. A. “Factors Affecting our Results of Operations — Market Value of Bitcoin and other Cryptocurrency.”

Cost of Power Risk

Mining cryptocurrency is a highly power-intensive process, with electrical power required both to operate the mining machines and to dissipate the significant amount of heat generated by operating the machines. In 2022, the cost of power represented 57% of our direct costs and 45% of our cryptocurrency mining revenue. A 10% increase or decrease in the cost of power over the course of 2022 would have increased or decreased our gross profit by 6% for the year. See Item 5. A. “Factors Affecting our Results of Operations  — Cost and Source of Power.”

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

None of these events occurred in any of the years ended December 31, 2020, 2021 and 2022.

Item 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds

See the information contained in Item 10. B. “Memorandum and Articles of Association.”

Use of Proceeds

In November 2021, we issued $40.0 million (£30.1 million) in principal amount of 8.75% Senior Notes due 2026 (the “Notes”). The Notes were issued pursuant to, and are governed by, an indenture, dated as of November 17, 2021, between us and Wilmington Savings Fund Society, FSB, as trustee. The Notes were declared effective by the Securities and Exchange Commission on November 12, 2021, pursuant to a registration statement on Form F-1 (File Number 333-260857) (the “Notes Registration Statement”). B. Riley Securities, D.A. Davidson & Co., Ladenburg Thalmann and William Blair were the lead representatives underwriting our Notes. The net proceeds from the Notes offering were approximately $38.6 million (£29.0 million) after deducting underwriting discounts and commission, but before expenses and fees.

For the period from the effective date of the Notes Registration Statement to December 31, 2021, our total expenses incurred in connection with the Notes, including discounts, commissions and structuring fees, were $711,125 million. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the offering of the Notes were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the effective date of the Notes Registration Statement to December 31, 2022, the net proceeds we used from our Notes issuance were approximately $38.6 million (£29.0 million) million for general corporate purposes, the construction of, and purchase of mining machines for, our former Helios Facility and acquisition and investment in complementary business in the cryptocurrency and blockchain technology industries.

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

	For the year ended December 31,
	2022	2021
	£ ‘000	£ ‘000
Audit fees (1)	251	170
Audit related fees (2)	59	52
Tax Fees (3)	—	—
All other fees (4)
	310	222
(1)	Audit fees represent the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements, the review of our quarterly financial statements.
(2)	Audit related fees represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors not reported in (1).
(3)	Tax fees represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for tax compliance, tax advice, and tax planning.
(4)	All other fees represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for services not reported in (1) to (3).

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

None.

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.          Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.        Corporate Governance

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices instead of certain corporate governance practices required by Nasdaq applicable to U.S. domestic issuers. We intend to voluntarily follow some Nasdaq corporate governance rules. However, we intend to follow UK corporate governance practices in lieu of the Nasdaq corporate governance rules as follows:

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

4.3		2021 U.S. Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

4.4		2022 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to the Registration Statement of Form S-8 filed on March 8, 2023)

4.5

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

4.7

Master Digital Currency Loan Agreement, by and among Galaxy Digital LLC and Argo Innovation Labs LLC, dated June 16, 2021 (incorporated by reference to Exhibit 10.8 to the Registrant’s Amendment No. 1 to Registration Statement on Form F-1 filed on November 10, 2021)

4.8

Loan Term Sheet to Galaxy Loan Agreement, dated October 29, 2021 (incorporated by reference to Exhibit 10.9 to the Registrant’s Amendment No. 1 to Registration Statement on Form F-1 filed on November 10, 2021)

4.9	#	Senior Secured Credit Agreement, by and among Argo Blockchain plc, Argo Operating US LLC, Galaxy Digital LLC, the other guarantor and lender parties thereto from time to time

8.1		List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

12.1		Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Seif El-Bakly.

12.2		Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Jim MacCallum.

13.1		Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

15.1		Differences in Corporate Law.

101.INS	*	XBRL Instance Document

101.SCH	*	XBRL Taxonomy Extension Schema Document

101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document

104	*	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101)

# Portions of the exhibit have been or will be excluded because it is both not material and is the type of information that the registrant treats as private or confidential.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARGO BLOCKCHAIN PLC

/s/ Seif El-Bakly
	Name:	Seif El-Bakly
	Title:	Interim Chief Executive Officer
Argo Blockchain plc
Dated: May 2, 2023

INDEPENDENT AUDITOR’S REPORT TO THE DIRECTORS AND STOCKHOLDERS OF ARGO BLOCKCHAIN PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Argo Blockchain plc and subsidiaries (the ‘Company’) as of December 31, 2022 and 2021 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the three years ended December 31, 2022, 2021 and 2020 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2022 and 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going concern uncertainty

We draw attention to note 3 in the financial statements, which indicates that due to the group’s debt service obligations and the exposure to Bitcoin, power and hashprice price which have shown significant volatility over recent years, resulting in a current loss recorded for the year. As stated in note 3, these events or conditions, along with the other matters as set forth in note 3, indicate that a material uncertainty exists that may cast significant doubt on the company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

In auditing the financial statements, we have concluded that the director’s use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors’ assessment of the group’s and parent company’s ability to continue to adopt the going concern basis of accounting included a review of management’s cash flow forecasts to June 2024, along with an assessment of the “disaster scenario” forecast, together with an assessment as to its likelihood. The audit team performed sensitivity analysis on the hashprice applied throughout the assessment period. We have reviewed all key inputs into the cash flow forecasts, with particular emphasis on those areas of judgement and estimation uncertainty, and ensured they are appropriate and no evidence of management bias exists.

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

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters do not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, in addition to the going concern uncertainty, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Critical Audit Matter	How our scope addressed this matter

Recognition and valuation of cryptocurrency assets (Note 21)

This is considered a Critical Audit Matter because the crypto assets’ value at reporting date is subject to management judgement and estimation uncertainty for those holdings which are not frequently or not yet traded. In addition to this, the group holds different tokens for different purposes which attracts differing accounting treatments, and therefore the incorrect treatment applied may have a material impact on the financial statements.

The volatility of the crypto assets’ values increases the valuation risk also. Moreover, the crypto assets are held across numerous wallets both internal and external, which gives rise to increased completeness and existence risks. The group during the year entered into material transactions involving the purchase, mining and disposal of crypto assets.

The type and form of these assets can differ significantly with regard to the ability to make payments, trade or exchange. In addition, not all crypto assets have an active market whereby transactions in the digital currencies take place with sufficient frequency and volume in order to provide pricing information on an ongoing basis. Crypto assets can be subject to high levels of volatility. Therefore, there is a significant risk of material misstatement of said assets, due to both the significant management estimate involved and the volatility attributed to crypto assets.

In responding to the identified key audit matter we completed the following audit procedures:

●Confirming good title to and quantities of the Crypto assets within the Group’s wallets and obtaining direct confirmation from relevant custodians;
●Reviewing and testing underlying agreements giving rise to the receipt of Crypto assets;
●Performing an assessment of the fair values attributed to the Crypto assets at the transaction date and year end date, by vouching the value of quantities held to a third party website;
●Assessing the Crypto portfolio held at the year end and ensuring that only the Crypto currencies traded on an active liquid markets have been measured at Level 2 on the fair value hierarchy table;
●For those Digital Assets which arise from Single Agreements For Future Tokens (“SAFTs”), parachain auction funds, and staked tokens with vesting periods, obtaining evidence of the contribution made and assessing for evidence of impairment or future trading;
●Performing an assessment of the liquidity of the tokens held and any impact on the subsequent measurement thereto; and
●Discussing with management the strategy for the holding of said digital assets and reviewing the relevant accounting treatment applied.

Key observations:

We are satisfied that those currencies which are actively traded are recorded at their fair value based on an active market, and those which are not are recorded at a true reflection of their fair value.

We are satisfied that the group has title to the digital assets as recorded within these financial statements.

Accounting treatment of the disposal of Helios and accounting implications of the subsequent hosting agreement including an assessment of whether this meets the criteria of a Right of Use asset under IFRS 16 (Note 19)

At the end of the year, the group entered into an agreement with Galaxy to dispose of the Helios facility in order to reduce the level of debt on the Argo balance sheet in order to continue to trade as a going concern.

A hosting agreement has been agreed with Galaxy as part of this disposal to host the Argo machines within the Helios facility.

As part of this agreement, management need to assess whether this meets the requirements of IFRS 16 – Leases, and therefore a Right of Use asset to be recognised along with a supporting lease liability. The asset may also be subject to an impairment test.

There is a risk that the incorrect accounting treatment has been applied and the disposal inadequately treated which could give rise to a material misstatement.

In responding to the identified key audit matter we completed the following audit procedures:

●Vouching the consideration relating to the disposal to supporting documentation;

●Obtaining managements calculation of the disposal of the Helios facility and performing a recalculation of the resulting gain or loss through vouching to the purchase agreement;

●Obtaining a copy of the Hosting agreement and reviewing managements technical accounting paper of whether the criteria of IFRS 16 is met and challenging thereto; and

●Reviewing the post year end performance of the group following the implementation of the Hosting agreement to ensure consistency with conclusions reached by management in respect of the Right of Use asset.

Key observations:

We are satisfied that management have appropriately reflected the disposal of the Helios facility and the new hosting agreement in place with Galaxy does not meet the criteria for a Right of Use asset to be calculated and recognised, and therefore is appropriately reflected in the financial statements.

Carrying value of mining machines (Note 19)

The group holds a significant value of mining machines as the year end, which is made up of newly acquired machines in the year as well as those in place from prior periods.

The machines acquired in the current year were at a significantly higher price than the current value of the same machine. This is directly a result of the crash in the price of bitcoin during the year. The prices fluctuate based on the hashpower rating and the price of bitcoin.

The acquisitions were made whilst the price of bitcoin was high, and they were delivered and installed following the price crash.

In addition to this, there has been a significant increase in power costs incurred within the Helios facility, which therefore gives rise to longer payback periods, which has triggered an impairment indicator under IAS 36, and thus management are required to prepare an assessment of the recoverable amount of said machines, being the higher of their fair value less costs to sell and the value in use.

This was deemed to be a Critical Audit Matter as a result of the areas of management judgement and estimation uncertainty into the value in use calculation.

In responding to the identified key audit matter we completed the following audit procedures:

●Reviewing the technical accounting memo and value in use calculations prepared by BDO, challenging the assumptions made thereto including obtaining both corroborative and contradictory evidence of the key inputs;
●Obtaining evidence of current selling prices of new and used machines in order to assess the recoverable value if the machines were to be sold to a third party and to also assess the validity of the salvage value as part of the VIU calculation;
●Performing sensitivity analysis on the key inputs in the value in use calculations prepared;
●Engaging the PKF internal valuation team to perform a WACC calculation to compare against the discount rate applied by management in their assessment; and
●Reviewing the disclosures in the financial statements and ensuring they provide a true and fair view of managements assessment performed.

Key observations:

We are satisfied that the inputs into this model reflect managements best assessment of the carrying value and have been appropriate applied and disclosed.

PKF Littlejohn LLP

We have served as the Company’s auditor since 2018.

London, England

May 2, 2023

GROUP STATEMENT OF FINANCIAL POSITION

		As at	As at
		31 December	31 December
		2022	2021
	Note	£’000	£’000

ASSETS
Non-current assets
Investments at fair value through income or loss	15	344	403
Investments accounted for using the equity method	16	2,374	13,817
Intangible fixed assets, net of accumulated amortization and impairment of £3,888,000 and £571,000 for December 31, 2022 and 2021 respectively	18	1,744	5,604
Property, plant and equipment, net of accumulated depreciation and impairment of £82,449,000 and £18,802,000 for December 31, 2022 and 2021 respectively	19	63,850	111,604
Right of use assets, net of accumulated depreciation of £15,000 and £8,000 for December 31, 2022 and 2021 respectively	19	435	350
Total non-current assets		68,747	131,778
Current assets
Trade and other receivables	20	5,641	63,359
Digital assets	21	368	80,759
Cash and cash equivalents		16,662	11,803
Total current assets		22,671	155,921

Total assets		91,418	287,699
EQUITY AND LIABILITIES
Equity
Common stock, £0.001 par value	23	478	468
Additional paid-in capital	23	143,748	139,581
Share based payment reserve	24	6,801	1,905
Fair value reserve	24	-	414
Currency translation reserve	24	1,768	33
Other comprehensive income of equity accounted associates	24	—	6,571
Accumulated surplus/(loss)	24	(141,393)	52,838
Total equity		11,402	201,810

Current liabilities
Trade and other payables	25	8,310	15,245
Contingent consideration	25	—	8,071
Loans and borrowings	26	9,624	23,391
Income tax	13	—	7,679
Deferred tax	13	2,196	286
Lease liability		4	7
Total current liabilities		20,134	54,679
Non-current liabilities
Deferred tax	13	6,586	541
Issued debt - bond	26	31,356	26,908
Loans	26	21,492	3,391
Lease liability		448	370
Total liabilities		59,882	85,889

Total equity and liabilities		91,418	287,699

GROUP STATEMENT OF COMPREHENSIVE INCOME

		Year ended	Year ended	Year ended
		December	December	December
		2022	2021	2020
Continuing operations	Note	£’000	£’000	£’000

Revenues	7	47,363	74,204	18,957
Direct costs	8	(38,183)	(22,186)	(17,106)
Change in fair value of digital currencies	21	(43,526)	1,191	2,070
Realised gain/(loss) on sale of digital assets	21	(114)	437	—

Gross (loss)/profit		(34,460)	53,646	3,921

Operating costs	8	(27,534)	(8,887)	(1,991)
Share based payment charge	22	(4,928)	(1,938)	(331)
Gain on hedging	7	1,695	—	—
Operating (loss)/profit		(65,227)	42,821	1,599

Fair value revaluation of variable consideration	25	4,038	236	—
Fair value (loss)/gain of investments	15	(328)	183	—
Loss on sale of subsidiary and investment	14	(44,804)	(629)	—
Loss on disposal of fixed assets	19	(18,779)	—	—
Finance costs	8	(18,321)	(2,142)	(157)
Other income	7	3,012	—	—
Impairment of tangible fixed assets	19	(45,143)	—	—
Impairment of intangible assets	18	(4,168)	—	—
Equity accounted loss from associate	16	(4,872)	(1,198)	—
(Loss)/profit before taxation		(194,592)	39,271	1,442

Tax credit/(expense)	13	361	(8,506)	—

Net (loss)/income		(194,231)	30,765	1,442

Other comprehensive income
Items which may be subsequently reclassified to profit or loss:
- Exchange differences on translation of foreign operations		1,735	(410)	265
- Equity accounted OCI from associate	16	(6,571)	6,571	—
- Fair value (loss)/gains on intangible digital assets		(414)	414	—
Total other comprehensive (loss)/income, net of tax		(5,250)	6,575	265

Total comprehensive (loss)/income attributable to the equity holders of the Company		(199,481)	37,340	1,707

Earnings per share attributable to equity owners (pence)
Basic (loss)/earnings per share		(40.98p)	7.7p	0.5p
Diluted (loss)/earnings per share		(40.98p)	7.4p	0.4p

GROUP STATEMENT OF CHANGES IN EQUITY

				Share		Other
		Additional	Currency	based	Fair	comprehensive	Accumulated
	Common	paid in	translation	payment	Revaluation	income of	surplus/
	Stock	Capital	reserve	reserve	Reserve	associates	(deficit)	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 1 January 2022	468	139,581	33	1,905	414	6,571	52,838	201,810
Total comprehensive income for the period:
Profit for the period	—	—	—	—	—	—	(194,231)	(194,231)
Other comprehensive income	—	—	1,735	—	(414)	(6,571)	—	(5,250)
Total comprehensive income for the period	—	—	1,735	—	(414)	(6,571)	(194,231)	(199,481)
Transactions with equity owners:
Common stock issued	10	4,167	—	—	—	—	—	4,177
Share based compensation charge	—	—	—	4,928	—	—	—	4,928
Common stock options/warrants exercised	—	—	—	(32)	—	—	—	(32)
Total transactions with equity owners	10	4,167	—	4,896	—	—	—	9,073
Balance at 31 December 2022	478	143,748	1,768	6,801	—	—	(141,393)	11,402

GROUP STATEMENT OF CHANGES IN EQUITY

				Share		Other
		Additional	Currency	based	Fair	comprehensive	Accumulated
	Common	paid in	translation	payment	Revaluation	income of	surplus/
	Stock	capital	reserve	reserve	Reserve	associates	(deficit)	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 1 January 2021	304	1,540	443	75	—	—	21,965	24,327
Total comprehensive income for the period:
Profit for the period	—	—	—	—	—	—	30,765	30,765
Other comprehensive income	—	—	(410)	—	414	6,571	—	6,575
Total comprehensive income for the period	—	—	(410)	—	414	6,571	30,765	37,340
Transactions with equity owners:
Common stock issued	164	150,977	—	—	—	—	—	151,141
Issue costs of Common stock	—	(12,936)	—	—	—	—	—	(12,936)
Share based compensation charge	—	—	—	1,938	—	—	—	1,938
Common stock options/warrants exercised	—	—	—	(108)	—	—	108	—
Total transactions with equity owners	164	138,041	—	1,830	—	—	108	140,143
Balance at 31 December 2021	468	139,581	33	1,905	414	6,571	52,838	201,810

GROUP STATEMENT OF CHANGES IN EQUITY

			Accumulated			Other
		Additional	other	Share based	Fair	comprehensive	Accumulated
	Common	paid-in	comprehensive	payment	Revaluation	income of	surplus/
	Stock	capital	income	reserve	Reserve	associates	(deficit)	Total
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Balance at 1 January 2020	294	25,252	178	—	—	—	(4,986)	20,738
Total comprehensive income for the period:
Profit for the period	—	—	—	—		—	1,442	1,442
Other comprehensive income	—	—	265	—	—	—	—	265
Total comprehensive income for the period	—	—	265	—	—	—	1,442	1,707
Transactions with equity owners:
Shares to be issued	10	1,540	—	—	—	—	—	1,550
Cancellation of share premium	—	(25,252)	—	—	—	—	25,252	—
Share options/warrants charges	—	—	—	332	—	—	—	332
Share based payments lapsed/expired	—	—	—	(257)	—	—	257	—
Total transactions with equity owners	10	(23,712)	—	75	—	—	25,509	1,882

Balance at 31 December 2020	304	1,540	443	75	—	—	21,965	24,327

GROUP STATEMENT OF CASH FLOWS

		Year ended	Year ended	Year ended
		December	December	December
		2022	2021	2020
	Note	£’000	£’000	£’000
Cash flows from operating activities
(Loss)/profit before tax		(194,592)	39,271	1,442
Adjustments for:
Depreciation and amortisation	8	23,449	11,511	6,027
Foreign exchange movements		(17,250)	589	271
Loss on disposal of tangible assets		18,779	—	66
Finance cost		18,321	2,142	157
Loss on sale of subsidiary and investment	14	44,804	629	—
Fair value change in digital assets through profit or loss	21	43,640	(1,628)	(2,342)
Impairment of intangible digital assets	18	4,168	535	—
Impairment of property, plant and equipment	19	45,143	—	—
Investment fair value movement	15	328	(183)	—
Share of loss from associate	16	4,872	1,198	—
Non-cash settlement of management fees	8	—	(1,561)	—
Revaluation of contingent consideration	25	(4,038)	(236)	—
Derecognition of contingent consideration		—	(352)	—
Hedging gain		(1,695)	—	—
Stock based compensation expense	22	4,928	1,938	332
Working capital changes:
(Increase)/decrease in trade and other receivables		(15,250)	(13,628)	(90)
Increase/(decrease) in trade and other payables		(83,021)	12,289	(2,107)
Decrease/(increase) in digital assets	21	36,751	(80,331)	(1,236)
Net cash used in operating activities		(70,663)	(27,817)	2,520

Investing activities
Investment at fair value through profit or loss	15	—	(220)	—
Acquisition of subsidiaries, net of cash acquired	17	—	(664)	—
Cash disposed of on disposal of subsidiary	19	(1,357)	—	—
Investment in associate	16	—	(7,353)	—
Foreign exchange on investing activities		—	—	48
Interest received		—	—	1
Proceeds from sale of investment	15	—	772	—
Purchase of tangible fixed assets	19	(87,353)	(78,972)	(1,808)
Proceeds from disposal of tangible fixed assets		10,028	—	704
Purchase of digital assets	21	—	(15,009)	—
Proceeds from sale of digital assets	21	84,225	11,308	—
Mining equipment prepayment		—	(47,426)	—
Net cash generated from/(used in) investing activities		5,543	(137,564)	(1,055)

Financing activities
Proceeds from new loan issuance		78,418	22,239	(968)
Proceeds from issue of loan in conjunction with the disposal of subsidiary	14	8,033	—	—
Lease payments		(75)	(7,379)	—
Loan repayments		—	(1,196)	—
Interest paid		(18,321)	(122)	(157)
Proceeds from debt issue - net of issue costs	26	—	26,908	—
Proceeds from Common stock issued - net of issue costs	23	—	134,684	1,550
Net cash generated from financing activities		68,055	175,133	425
Net increase in cash and cash equivalents		2,935	9,752	1,890
Effect of foreign exchange on cash and cash equivalents		1,924	—	—
Cash and cash equivalents at beginning of period		11,803	2,051	161
Cash and cash equivalents at end of period		16,662	11,803	2,051

Material non-cash movements:

●	The Group sold its Helios facility during the year, in exchange for paying down existing debt amounting to £70,764,000 and the issuance of £25,356,000 of the new loan. See Note 19 for additional details.
●	In March 2022, the Group entered into an agreement to exchange mining machines and terminate a hosting agreement. See Note 19 for additional details.

		Year ended	Year ended
		31 December	31 December
		2022	2021
Group - net debt reconciliation		£’000	£’000
Current loans and borrowings	26	(9,624)	(23,391)
Current lease liability		(4)	(7)
Non-current issued debt – bonds	26	(31,356)	(26,908)
Non-current loans and borrowings	26	(21,492)	(3,391)
Non-current liability - lease		(448)	(370)
Cash and cash equivalents		16,662	11,803
Total net debt		(46,262)	(42,264)

The directors also consider their digital assets of £2.1m (2021 - £80.7m) as a liquid holding and as such net funds/(debt) would be £(44.2m) (2021 - £65.4m).

NOTES TO THE FINANCIAL STATEMENTS

1.ORGANISATION AND DESCRIPTION OF BUSINESS

Argo Blockchain PLC (“the company”) is a public company, limited by shares, and incorporated in England and Wales. The registered office is Eastcastle House, 27-28 Eastcastle Street, London, W1W 8DH. The company was incorporated on 5 December 2017 as GoSun Blockchain Limited and changed its name to Argo Blockchain Limited on 21 December 2017. Also on 21 December 2017, the company re-registered as a public company, Argo Blockchain plc. Argo Blockchain plc acquired a 100% subsidiary, Argo Innovation Labs Inc. (together “the Group”), incorporated in Canada, on 12 January 2018.

On 4 March 2021 the Group acquired 100% of the share capital of DPN LLC and was merged into new US entity Argo Innovation Facilities (US) Inc (also 100% owned by Argo Blockchain plc).

On 11 May 2021 the Group acquired 100% of the share capital of 9377-2556 Quebec Inc and 9366-5230 Quebec Inc. These are held by Argo Innovation Labs Inc. (Canada).

On 22 November 2022, the Group formed Argo Operating US LLC and Argo Holdings US Inc.

On 21 December 2022, Argo Innovation Facilities (US) Inc became Galaxy Power LLC. On 28 December 2022, the Group sold Galaxy Power LLC.

The principal activity of the group is that of Bitcoin mining.

The common shares of the Group are listed under the trading symbol ARB on the London Stock Exchange. The American Depositary Receipt of the Group are listed under the trading symbol ARBK on Nasdaq. The Group bond is listed on the Nasdaq Global Select Market under the trading symbol ARBKL.

The financial statements cover the year ended 31 December 2022.

2.BASIS OF PREPARATION

The financial statements have been prepared in accordance with international financial reporting standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Standards Interpretations Committee (“IFRIC”). The financial statements have been prepared under the historical cost convention, except for the measurement to fair value certain financial and digital assets and financial instruments as described in the accounting policies below.

The financial statements are prepared in sterling, which is the functional currency of the company. Monetary amounts in these financial statements are rounded to the nearest thousand GBP. Argo Innovations Labs Inc., 9377-2556 Quebec Inc, and 9366-5230 Quebec Inc.’s functional currency is Canadian Dollars; Argo Operating US LLC and Argo Holdings US Inc.’s functional currency is United States Dollars; all entries from these entities are presented in the Group’s presentational currency of Sterling. Where the subsidiaries functional currency is different from the parent, the assets and liabilities presented are translated at the closing rate as at the Statement of Financial Position date. Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).

Critical accounting judgements and key sources of estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are disclosed in Note 6.

3.ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

Going Concern

The preparation of consolidated ﬁnancial statements requires an assessment on the validity of the going concern assumption. 2022 was a challenging year for Bitcoin miners: the depressed price of Bitcoin and the elevated global hashrate caused hashprice, the primary measure of mining profitability, to reach all-time lows in Q4 2022. In addition, global events resulted in disruption to fossil fuel energy markets which resulted in a significant increase in electricity prices. The low hashprice and elevated power prices significantly reduced Argo’s profitability and its ability to generate free cash flow. During Q4 2022, the Group evaluated several strategic alternatives to restructure our balance sheet and improve our cash flow.

On 28 December 2022, the Group announced a series of transactions with Galaxy Digital Holdings, Ltd. (“Galaxy”) that improved the Group’s liquidity position and enabled the Group to continue its mining operations. As part of the transactions, Argo sold the Helios facility and real property in Dickens County, Texas to Galaxy for £54 million and refinanced existing asset-backed loans via a new £29 million, three-year asset-backed loan with Galaxy. The transactions reduced total indebtedness by £34 million and allowed Argo to simplify its operating structure.

While the Galaxy transactions strengthened the Group’s balance sheet, material uncertainties exist that may cast significant doubt regarding the Group’s ability to continue as a going concern and meet its liabilities as they come due. The significant uncertainties are:

1)The Group’s debt service obligations of approximately £22 million to 30 June 2024. Please see the net debt tables under the Group and Company cash flow statements for further information of the Group’s exposure to liabilities and net position at the year end.

2)The Group’s exposure to Bitcoin prices, power prices, and hashprice, each of which have shown volatility over recent years and have a significant impact on the Group’s future profitability. The Group may have difficulty meeting its liabilities if there are significant declines to the hashprice assumption or significant increases to the power price, particularly where there is a combination of both factors. The Directors’ assessment of going concern includes a forecast drawn up to 30 June 2024 using the Group’s estimate of the forecasted hashprice. Power costs are now also partially fixed per kilowatt hour as Galaxy has hedged the majority of the power obligations at Helios and, as per the hosting agreement in place, the Group has access to this power. Anticipated power costs based on this arrangement are reflected in the forecast prepared.

Offsetting these potential risks to the Group’s cash flow are the Group’s current cash balance, the Group’s ability to generate additional funds by issuing equity for cash proceeds and selling certain non-core Group assets.

Based on information from Management, as well as independent advisors, the Directors have considered the period to 30 June 2024, as a reasonable time period given the variable outlook of cryptocurrencies and the Bitcoin halving due in May 2024. Based on the above considerations, the Board believes it is appropriate to adopt the going concern basis in the preparation of the Financial Statements. However, the Board notes that the significant debt service requirements and the volatile economic environment, indicate the existence of material uncertainties that may cast significant doubt regarding the applicability of the going concern assumption and the auditors have made reference to this in their audit report.

Revenue and Other Income Recognition

Mined income: The Group recognised revenue during the period in relation to mined crypto. The Group enters into contracts with the mining pool. The performance obligation is identified to be the delivery of crypto into the Group’s wallet once an algorithm has been solved. The transaction price is the fair value of crypto mined, being the fair value per the prevailing market rate for that crypto currency on the transaction date, and this is allocated to the number of crypto mined. These criteria for performance obligation are assessed to have occurred once the crypto has been received in the Group’s wallet. Mining earnings are made up of the baseline block reward and transaction fees of between 5% to 10%, however, these are bundled together in the daily deposits from mining and therefore are not capable of being analysed separately.

Management fees: The Group recognised management fees on the services provided to third parties for management of mining machines on their behalf, ensuring the machines are optimised and mining as efficiently as possible. The performance obligation is identified as the services are performed, and thus revenue is recorded over time.

Other Income: The Group receives credits and or coupons for the purchase and use of “Application-Specific Integrated Circuits (“ASICs”) on a periodic basis for Bitcoin Mining. These credits are provided to the Group after it purchases ASICs based on the variance between the price paid by the Group versus the reduction in ASIC prices. The credits are transferable. The Group elects to sells the credits at the market rate to willing buyers upon receipt of the credits. Other income is recognised at the date the sale is completed.

Derivative Contracts – Hedging: In 2022, the Group used derivatives contracts in connection with some of its lending activities and its treasury management. Derivative contracts are susceptible to additional risks that can result in a loss of all or part of the investment. The Group’s derivative activities and exposure to derivative contracts are subject to interest rate risk, credit risk, foreign exchange risk, and macroeconomic risks. In addition, Argo is also subject to additional counterparty risks due to its potential inability of its counterparties to meet the terms of their contracts. The Group participates in both Future and Forward contracts as well as option contracts. Some of these derivatives are listed on exchange whereas some of these are traded over the counter.

Direct Costs

Direct costs of mining revenue are comprised of the fees paid to third parties to host, operate and maintain the mining machines, and utility costs. Where the Group transitioned to a model in which the Group owned and operated their mining facilities, costs of revenue includes direct facilities costs including utility costs, personnel costs, including compensation and benefits, associated with operating these owned mining facilities.

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

The group consists of Argo Blockchain plc and its wholly owned subsidiaries Argo Innovation Labs Inc, Argo Operating US LLC and Argo Holdings US Inc., 9366-5230 and 9377-2556 and Argo Innovation Labs Ltd. Argo Innovation Labs Ltd has been dormant since incorporation.

The consolidated financial statements incorporate those of Argo Blockchain plc and all of its subsidiaries (i.e., entities that the group controls through its power to govern the financial and operating policies so as to obtain economic benefits). Subsidiaries acquired during the year are consolidated using the purchase method. Their results are incorporated from the date that control passes. On the basis that Argo Innovation Labs Limited was dormant during the year and is immaterial to the Group, it was not included in these consolidated financial statements.

All financial statements are made up to 31 December 2022. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by other members of the group.

All intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated on consolidation.

Business Combinations

The group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquire and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The group recognises any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognised amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognised in profit or loss.

Contingent consideration is classified either as equity or as a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value, with changes in fair value recognised in profit or loss.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognised at cost, and the carrying amount is increased or decreased to recognise the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognised in the income statement, and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equal or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount adjacent to ‘share of profit/(loss) of associates in the income statement.

Gains and losses resulting from upstream and downstream transactions between the Group and its associate are recognised in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising in investments in associates are recognised in the income statement.

Segmental reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the CEO or equivalent. The directors consider that the Group has only one significant reporting segment being crypto mining which is fully earned by a Canadian and USA subsidiary for the financial year ended 31 December 2022.

Loans and issued debt

Loans and issued debt are recognised initially at fair value, net of transaction costs incurred. Loans and issued debt are subsequently carried at amortised cost; any difference between the proceeds and the redemption value is recognised in the income statement over the period of the borrowings, using the effective interest method. Loans and issued debt are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. Loans and borrowings and issued debt are classified as current liabilities unless the Group has an unconditional right to defer settlement of a liability for at least 12 months after the end of the reporting period.

Intangible assets

Intangible fixed assets comprise of the Group’s website and digital assets that were not mined by the Group and are held by Argo Labs (our internal team) as investments. The Group’s website is recognised at cost and are subsequently measured at cost less accumulated amortisation and accumulated impairment losses. Amortisation is recorded within administration expenses. Digital assets recorded under IAS 38 have an indefinite useful life initially measured at cost, and subsequently measured at fair value.

Argo’s primary business is focused on cryptocurrency mining. Argo Labs is an in-house innovation arm focused on identifying opportunities within the disruptive and innovative sectors of the broader cryptocurrency ecosystem. Argo Labs uses a portion of Argo’s crypto assets to deploy into various blockchain projects.

Increases in the carrying amount arising on revaluation of digital assets are credited to other comprehensive income and shown as other reserves in shareholders’ equity. Decreases that offset previous increases of the same asset are charged in other comprehensive income and debited against the fair value reserve directly in equity; all other decreases are charged to the income statement.

The fair value of intangible cryptocurrencies on hand at the end of the reporting period is calculated as the quantity of cryptocurrencies on hand multiplied by price quoted on www.coingecko.com, one of the leading crypto websites, as at the reporting date.

Costs relating to the development of website are capitalised once all the development phase recognition criteria of IAS 38 “Intangible Assets” are met. Amortisation is charged on a straight-line basis over the estimated useful life of 5 years. The useful life represents management’s view of the expected period over which the Group will receive benefits from the Website, as well as anticipation of future events which may impact their useful life, such as changes in technology.

Goodwill is initially measured at cost (being the excess of the consideration transferred and the amount recognised for non-controlling interests and any previous interest held of the net identifiable assets acquires and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the difference is recognised in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit or loss.

Tangible fixed assets

Tangible fixed assets comprise of right of use assets, office equipment, mining and computer equipment, data centres, leasehold improvements, and electrical equipment.

Right of use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of the right of use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right of use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Office equipment assets are measured at cost, less any accumulated depreciation and impairment losses. Office equipment is depreciated over 3 years on a straight-line basis.

Tangible fixed assets are initially measured at cost and subsequently measured at cost or valuation, net of amortisation and any impairment losses. Cost includes the original purchase price of the asset and any costs attributable to bringing the asset to its working condition for its intended use. An item of property, plant and equipment is recognised as an asset if it is probable that future economic benefits associated with the asset will flow to the entity, and the cost of the asset can be measured reliably.

Data centres: Depreciation on the data centres is recognised so as to write off the cost or valuation of assets less their residual values over their estimated useful lives of 25 years on a straight-line basis from when they are brought into use. Depreciation is recorded in the Income Statement within general administrative expenses once the asset is brought into use. Any land component is not depreciated.

Mining and computer equipment and leasehold improvements: Depreciation is recognised so as to write off the cost or valuation of assets less their residual values over their estimated useful lives. It is 3 to 4 years in the case of mining and computer equipment and 5 years in the case of the leasehold improvements, on a straight-line basis. Depreciation is recorded in the Statement of Comprehensive Income within direct costs.

Electrical equipment: Depreciation is recognised on a straight-line basis to write off the cost less their residual values over their estimated useful lives of 3 years.

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

Digital assets

Digital assets consist of mined bitcoin, and do not qualify for recognition as cash and cash equivalents or financial assets and have an active market which provides pricing information on an ongoing basis.

The Group has assessed that it acts in a capacity as a commodity broker-trader as defined in IAS 2, Inventories, in characterising its holding of Digital assets as inventory. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value (less costs to sell) are recognised in profit or loss. Digital assets are initially measured at fair value. Subsequently, digital assets are measured at fair value with gains and losses recognised directly in profit or loss.

Although the Group mines for sale in the ordinary course of business, it looks to sell digital assets at a price that will generate the greatest realised gain and at a time when it would need to generate more fiat cash to meet working capital requirements. Thus, the Group may choose not to immediately sell its digital asset holdings after mined.

Digital assets are included in current assets as management intends to dispose of them within 12 months of the end of the reporting period. Digital assets are cryptocurrencies mined by the Group. Cryptocurrencies not mined by the Group are recorded as Intangible Assets (see note 18).

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and demand deposits with banks and other financial institutions, that are readily convertible into known amounts of cash, and which are subject to an insignificant risk of changes in value. The Group considers the credit risk on cash and cash equivalents to be limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

Financial instruments

Financial assets: Financial assets are recognised in the Statement of Financial Position when the Group becomes party to the contractual provisions of the instrument. Financial assets are classified into specified categories. The classification depends on the nature and purpose of the financial assets and is determined at the time of recognition. Financial assets are subsequently measured at amortised cost, fair value through OCI, or fair value through profit and loss.

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

Equity Instruments: The Group subsequently measures all equity investments at fair value. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established. Changes in the fair value of financial assets at FVPL are recognised in other gains/(losses) in the statement of profit or loss as applicable.

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

Financial assets at amortised cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Interest received is recognised as part of finance income in the statement of profit or loss and other comprehensive income. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired. The Group’s financial assets at amortised cost include other receivables and cash and cash equivalents.

Derecognition: A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated Balance sheet) when:

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

For the years ended 31 December 2022 and 2021 the Group has not recognised any ECLs.

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

Financial liabilities: Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities include trade and other payables and loans.

Subsequent measurement: The measurement of financial liabilities depends on their classification, as described below:

Loans and trade and other payables: After initial recognition, interest-bearing loans and borrowings and trade and other payables are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in the statement of profit or loss and other comprehensive income when the liabilities are derecognised, as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit or loss and other comprehensive income. This category generally applies to trade and other payables.

Derecognition: A financial liability is derecognised when the associated obligation is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in profit or loss or other comprehensive income.

Equity instruments: Equity instruments issued by the group are recorded at the proceeds received, net of transaction costs. Dividends payable on equity instruments are recognised as liabilities once they are no longer at the discretion of the group. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

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

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

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

Deferred tax: Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred income tax assets are recognised on deductible temporary differences arising from investments in subsidiaries, associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting end date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled, or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when the company has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority.

Employee benefits

The costs of short-term employee benefits are recognised as a liability and an expense, unless those costs are required to be recognised as part of non-current assets.

The cost of any unused holiday entitlement is recognised in the period in which the employee’s services are received.

Termination benefits are recognised immediately as an expense when the company is demonstrably committed to terminate the employment of an employee or to provide termination benefits.

The group does not have any pension schemes.

Stock-based compensation

Equity-settled share-based payments are measured at fair value at the date of grant by reference to the fair value of the equity instruments granted using the Black-Scholes model. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the estimate of shares that will eventually vest. A corresponding adjustment is made to equity.

When the terms and condition of equity settled share-based payments at the time they were granted are subsequently modified, the fair value of the share-based payment under the original terms and conditions and under the modified terms and conditions are both determined at the date of the modification. Any excess of the modified fair value over the original fair value is recognised over the remaining vesting period in addition to the grant date fair value of the original share-based payment. The share-based payment expense is not adjusted if the modified fair value is less than the original fair value.

Cancellations or settlements are treated as an acceleration of vesting and the amount that would have been recognised over the remaining vesting period is recognised immediately.

As a result of the increase in share price and the impact of the estimation of share-based payments the Group has now recognised an expense for the outstanding share options and warrants.

Foreign exchange

Transactions in currencies other than pounds sterling are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting end date, monetary assets and liabilities that are determined in foreign currencies are retranslated at the rates prevailing on the reporting end date - Gains and losses arising on translation are included in the income statement for the period. At each reporting end date, non-monetary assets and liabilities that are determined in foreign currencies are retranslated at the rates prevailing on the opening balance sheet date. Gains and losses arising on translation of subsidiary undertakings are included in other comprehensive income and contained within the foreign currency translation reserve.

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

Market Risk

The Group is dependent on the state of the cryptocurrency market, sentiments of crypto assets as a whole, as well as general economic conditions and their effect on exchange rates, interest rates and inflation rates. During the year the Group sold its digital assets held at 31 December 2021 at a significant loss. The Group now sells its Bitcoin production as it is mined to reduce the impact of Bitcoin prices.

The Group is also subject to market fluctuations in foreign exchange rates. The subsidiary (Argo Innovation Labs Inc.) is based in Canada, and transacts in CAD$, USD$ and GBP. 9377-2556 Quebec Inc. and 9366-5230 Quebec Inc. are based in Canada and transact in CAD. Argo Innovations Facilities (US) Inc., Argo Holdings US Inc. and Argo Operating US LLC are located in the United States of America and transacts in USD. The Group bond is denominated in USD. Cryptocurrency is primarily convertible into fiat through USD currency pairs and through USD denominated stable coins and is the primary method for the Group for conversion into cash. The Group maintains bank accounts in all applicable currency denominations.

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonable possible change in USD and CAD exchange rates, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the fair value of monetary assets and liabilities.

		Effect on profit	Effect on pre-
	Change in USD	before tax	tax equity
	rate	£’000	£’000
2022	+/-10%	+/-4,302	—

2021	+/-10%	+/-250	+/-87

	Change in CAD	Effect on profit	Effect on pre-
	rate	before tax	tax equity
		£’000	£’000
2022	+/-10%	+/-1,471	—

2021	+/-10%	+/-1,611	+/-3,208

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonable possible change in interest rates on the portion of the loans and borrowings affected. With other variables held constant, the impact on the Group’s profit before tax is affected through the impact on floating rate borrowings, as follows.

	Increase/decrease	Effect on
	in basis points	profit before tax
£’000
2022	+/-180	+/-522

2021	0%	+/-0

Credit risk

Credit risk arises from cash and cash equivalents as well as any outstanding receivables. Management does not expect any losses from non-performance of these receivables. The amount of exposure to any individual counter party is subject to a limit, which is assessed by the Board.

The Group considers the credit risk on cash and cash equivalents to be limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. However, the banking sector is not currently favourable toward crypto based businesses in all of the jurisdictions that the Group operates and as such the Group has opened accounts with a number of Tier 2 banks in order to mitigate the risk of an account being deactivated or closed by the bank. Management continues to assess various opportunities to partner with FDIC-insured banks and or financial institutions.

The Company considers the intercompany loan to its subsidiary (Argo Innovation Labs Inc.) to be fully recoverable based on review of projected cash flows and acceptance of regular payments directly to the Company’s creditors.

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

Management updates cashflow projections on a regular basis and closely monitors the cryptocurrency market on a daily basis. Accordingly, the Group’s controls over expenditure are carefully managed, in order to maintain its cash reserves. The Treasury committee meets on a weekly basis to make decisions around future cashflows and working capital requirements. Decisions may include considering debt/equity options alongside selling Bitcoin.

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

The Group complied with all covenants during the year and through to the reporting date.

	Less than 1	Between 1 and	Between 2
	year	2 years	and 5 years	Over 5 years
At 31 December 2022
Loans	9,624	11,314	10,178	—
Lease liabilities	4	8	12	424
Issued debt - bonds	—	—	31,356	—

At December 2021
Loans	23,901	2,188	693	—
Lease liabilities	21	42	63	251
Issued debt - bonds	—	—	26,908	—

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

The Group carefully monitors its EBITDA vs. debt, net assets vs. debt and market capitalisation vs. debt ratios. Please see the net debt tables below the cashflows and note 27 showing the fair value hierarchy of liabilities.

5.ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

The Group has adopted all recognition, measurement and disclosure requirements of IFRS, including any new and revised standards and Interpretations of IFRS, in effect for annual periods commencing on or after 1 January 2022. The adoption of these standards and amendments did not have any material impact on the financial result or position of the Group.

At the date of authorisation of these financial statements, the following Standards and Interpretation, which have not yet been applied in these financial statements, were in issue but not yet effective:

Standard or Interpretation	Description	Effective date for annual accounting period beginning on or after
IAS 1	Amendments – Presentation and Classification of Liabilities	TBC
IFRS 16	Amendments – Lease liability in a sale and leaseback	TBC
IAS 1	Amendments – Disclosure of Accounting Policies	1 January 2023
IAS 8	Amendments - Definition of Accounting Estimates	1 January 2023
IAS 12	Amendments - Deferred Tax related to Assets and Liabilities arising from a Single Transaction	1 January 2023
IAS 17	Amendments - Insurance Contracts	1 January 2023

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

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised where the revision affects only that period, or in the period of the revision and future periods where the revision affects both current and future periods.

The estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities are outlined below.

Valuation of tangible and intangible fixed assets- Notes 18 and 19

The directors considered whether any impairments were required on the value of the property, plant and equipment. In doing so they made use of forecasts of revenues and expenditure prepared by the Group and came to the conclusion that impairment of those assets were required based on current forecasts. Key assumptions include Bitcoin production, hashprice and the discount rate.

The assets held within Argo Labs are classified as intangible assets. Any impairment of these assets is reflected in the income statement and any increases in fair value are reflected in the fair value reserve. Argo Labs is an in-house innovation arm focused on identifying opportunities within the disruptive and innovative sectors of the broader cryptocurrency ecosystem. Argo Labs uses a portion of Argo’s crypto assets to deploy into various blockchain projects.

Stock-based compensation – Note 22

During the year (and in previous years) share based payments were made based on the fees due to certain individuals for services to be performed by them in the future. In calculating these payments, where possible the Directors consulted with professional advisers to establish the market rate for these services. In addition to this, the company has also issued warrants and options to Directors, consultants and employees which have been valued in accordance with the Black Scholes model. Significant estimation and judgement is required by the directors when using the Black Scholes method. Further details of these estimates are available in note 22.

Investments accounted for using the equity method – Note 16

The Group holds significant influence over certain entities that are accounted for under the equity method of accounting. The shareholdings and nature of relationship details are in Note 16. The equity accounted loss has been calculated based on the latest management accounts made available by the investee company, which were unaudited.

Contingent liabilities – Notes 13 and 28

The Group is subject to tax liabilities as assessed by the tax authorities in the jurisdictions in which it operates. The Group has recorded its tax liabilities based on the information which it has available, as described in Note 13. However, a tax authority could challenge our allocation of income and transfer pricing, or assert that we are subject to a tax in a jurisdiction where we believe we have not established a taxable connection. If successful, these challenge could increase our expected tax liability in one or more jurisdictions. The Group is also subject to a class action lawsuit as described in Note 28 and no accrual has been made as there is no basis to estimate any liability.

7.REVENUES

	2022	2021
	£’000	£’000
Crypto currency mining - worldwide	47,267	70,325
Crypto currency management fees – United States	96	3,879
Total revenue	47,363	74,204

Due to the nature of Cryptocurrency mining, it is not possible to provide a geographical split of the revenue stream.

Cryptocurrency mining revenues are recognised at a point in time.

Cryptocurrency management fees are services recognised over time.

Other Income

Argo held 2,441 Bitcoin (fair valued at £80m as at 31 December 2021) on its Balance Sheet at the beginning of 2022. The Group used up to 1,504 Bitcoins as collateral with Galaxy Digital LP for a short-term payable on demand loan of USD$30 million (£22.2m) taken out on December 23, 2021. To protect its Bitcoin holdings used as collateral for the loan and reduce overall exposure, Argo took positions in the markets which resulted in a net hedge gain of £1.7m for 2022.

	2022	2021
Gain on Hedging	£’000	£’000
Gain on Hedging	1,695	—
Total gain on hedging	1,695	—

8.EXPENSES BY NATURE

	2022	2021	2020
Direct Costs	£’000	£’000	£’000
Depreciation of mining hardware	16,549	11,129	5,896
Hosting and other costs	21,634	11,057	11,210
Total direct costs	38,183	22,186	17,106

	2022	2021	2020
Operating costs	£’000	£’000	£’000
Legal, professional, and regulatory fees	12,763	1,533	114
Salary and other employee related costs	9,610	2,662	461
Depreciation and amortisation	6,900	382	131
Insurance	6,027	1,408	117
Indirect taxes	3,684	—	—
Freight, postage & delivery	1,314	—	—
Consulting fees	828	684	690
Repairs and maintenance	863	692	75
Office general expenses	840	424	265
Travel	678	128	46
Public relations and associated activities	519	699	113
Impairment of intangible assets	—	535	—
Hedging costs	—	326	—
Carbon credits	—	252	—
Audit fees	310	239	135
Bank charges	240	247	—
Capital loss	116	—	—
Research costs	91	—	20
Write off of variable contingent consideration	—	(352)	—
Settlement re Crypto mining management fees	—	(1,561)	—
Reversal of credit loss provision	—	—	(447)
Foreign exchange (gain)/loss	(17,250)	589	271
Total operating costs and administrative expenses	27,534	8,887	(1,991)

	2022	2021	2020
Finance Costs	£’000	£’000	£'000
Interest on loans, including associated prepayment penalties	18,321	2,142	171
Total finance costs	18,321	2,142	171

9.AUDITOR’S REMUNERATION

	2022	2021	2020
	£’000	£’000	£’000
In relation to statutory audit services	251	170	100
Other audit assurance services	59	52	35
Total auditor’s remuneration	310	222	135

10.EMPLOYEES

The average monthly number of persons (including directors) employed by the group during the period was:

	2022	2021	2020
	Number	Number
Directors and employees	82	26	6

Their aggregate remuneration comprised:

	2022	2021	2020
	£’000	£’000	£’000
Wages and salaries	8,934	2,286	191
Social security costs	646	199	13
Pension costs	30	25	—
Share based payments	4,928	1,392	24
	14,538	3,902	228

The average monthly number of persons (including directors) employed by the company during the period was:

	2022	2021	2020
	Number	Number	Number
Directors and employees	6	4	1

Their aggregate remuneration comprised:

	2022	2021	2020
	£’000	£’000	£’000
Wages and salaries	1,072	406	135
Social security costs	44	8	18
Pension costs	12	1	—
Share based payments	4,928	330	—
	6,056	745	153

11.DIRECTORS’ REMUNERATION

	2022	2021	2020
	£’000	£’000	£’000
Directors’ remuneration for qualifying services	1,285	856	532
Senior management loss of office	—	132	—
Share based payments	1,522	431	20
Total remuneration for directors and key management	2,807	1,419	552

The amounts above are remunerated through both salaries (of which, some are included in 10) and through service companies (as disclosed in note 29). Further details of Directors’ remuneration are available in the Remuneration report. The highest paid director during the year earned £588k (2021: £455k).

12.EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the profit/(loss) attributable to equity shareholders by the weighted average number of shares in issue.

The Group and Company has in issue 18,698,304 warrants and options at 31 December 2022 (2021: 17,688,897).

	2022	2021	2020
Net profit/(loss) for the period attributable to ordinary equity holders from continuing operations (£’000)	(194,321)	30,765	1,442
Weighted average number of ordinary shares in issue (’000)	473,930	397,513	303,436
Basic earnings (loss) per share for continuing operations (pence)	(40.98)	7.7	0.5

Net profit/(loss) for the period attributable to ordinary equity holders for continuing operations (£’000)	(194,321)	30,765	1,442
Diluted number of ordinary shares in issue (’000)	473,930	415,201	344,638
Diluted earnings (loss) per share for continuing operations (pence)	(40.98)	7.4	0.4

The diluted loss per Ordinary Share is calculated by adjusting the weighted average number of Ordinary Shares outstanding to consider the impact of options, warrants and other dilutive securities. As the effect of potential dilutive Ordinary Shares in the current year would be anti-dilutive, they are not included in the above calculation of dilutive earnings per Ordinary Share for 2022.

13.TAXATION

	2022	2021	2020
Current tax:	£’000	£’000	£’000

Current tax on(loss)/ profit for the year	(8,316)	7,679	—
Adjustments in respect of prior periods	—	—	—
Total current tax	(8,316)	7,679	—

	2022	2021	2020
Deferred tax:	£’000	£’000	£’000

Origination and reversal of temporary differences	7,955	827	—
Total deferred tax liability	7,955	827	—
Total tax (credit)/charge	(361)	8,506	—

No deferred tax has been recognised on the losses brought forward and carried forward on the UK, Canada and US losses given the uncertainty on the generation of future profits.

Income tax expense

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2022	2021	2020
	£’000	£’000	£’000
Profit (loss) before taxation	(194,592)	39,271	1,442
Expected tax charge (recovery) based on a weighted average of 25% (2021 - 25% 2020 - 24%) (UK, US and Canada)	(48,648)	9,746	346

Effect of expenses not deductible in determining taxable profit	26,406	1,779	3
Capital allowances in excess of depreciation	6,848	(3,770)	(101)
Other tax adjustments	205	(137)	(703)
Other timing differences	—	(385)	—
Origination and reversal of temporary differences	(827)	827	—
Unutilised tax losses carried forward	15,655	445	455
Taxation charge in the financial statements	(361)	8,506	—

The group has tax losses available to be carried forward and used against trading profits arising in future periods of approximately £34,000,000 (2021 - £10,476,000).

The weighted average applicable tax rate was 25% (2021: 25%).

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	2022	2021
Deferred tax liabilities	£’000	£’000

Digital assets	(286)	286
Gain on fair value of property acquired (see note 17)	442	442
Share of other comprehensive income of associates	—	99
Property, plant and equipment	8,626	—
Total deferred tax	8,782	827
Current portion	2,196	286
Non-current	6,586	541

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

14.INVESTMENT IN SUBSIDIARIES AND LOSS ON SALE OF SUBSIDIARY

Company

Details of the Company’s subsidiaries at 31 December 2022 and 31 December 2021 are as follows:

	Country of	Ownership	Voting Power	Nature of
Name of Undertaking	Incorporation	Interest (%)	Held (%)	Business
Argo Innovation Labs Inc.	Canada	100%	100%	***
Argo Innovation Labs Limited	UK	100%	100%	Dormant
Argo Innovation Facilities (US) Inc.	USA	100%	100%	*
9377-2556 Quebec Inc.	Canada	100%	100%	**
9366-5230 Quebec Inc.	Canada	100%	100%	**
Argo Holdings US Inc.	USA	100%	100%	****
Argo Operating US LLC	USA	100%	100%	*

* The provision of cryptocurrency mining services

** The provision of cryptocurrency mining sites

*** Converted from the provision of cryptocurrency mining services to cost centre in 2022

**** Holding company

	2022	2021
Investment in subsidiaries	£’000	£’000

At 1 January	12,181	—
Additions	53,494	12,181
Disposals	(12,181)	—
At 31 December	53,494	12,181

The cost of the investment above is in respect of the DPN LLC acquisition further detail can be found in note 19.

9377-2556 Quebec Inc.and 9366-5230 Quebec Inc.are the GPUone subsidiaries acquired on 11 May 2021 with registered addresses of 8 avenue William Dobell, Baie-Comeau, Quebec G4Z 1T7 and 10205 Irene Vachon, Mirabel, Quebec J7N 3E3 respectively. More information on this acquisition can be found in note 17.

Argo Holdings US Inc. was incorporated on November 22, 2022, with a registered office of 1209 Orange Street, Wilmington, Delaware, USA, 19801. The company contributed shares in Argo Innovation Facilities (US) valued at £53.5m.

Argo Operations US LLC was formed on November 22, 2022, with a registered office of 1209 Orange Street, Wilmington, Delaware, USA, 19801.

Argo Innovation Facilities (US) Inc was incorporated on 25 February 2021 with a registered address of 2028 East Ben White Blvd. Austin, TX 78740. This entity held the Helios facility and real property in Dickens County, Texas. On 21 December 2022, Argo Innovation Facilities (US) Inc. was converted to Galaxy Power LLC. Galaxy Power LLC was sold on 28 December 2022 pursuant to an equity purchase agreement. The proceeds received for the sale were £53.0 million against a book value £97.8 million resulting in a loss on sale for the Group of £44.8 million.

The effects of the disposal of Galaxy Power LLC on the cash flows of the Group were:

Group
At 28 December
2022
£000
Carrying amounts of assets and liabilities as at the date of disposal:

Cash and bank balances	1,357
Property, plant and equipment	104,888
Trade and other debtors	297
Total assets	106,542

Trade and other creditors	9,764
Total liabilities	9,764

Net assets disposed of	96,778

Cash flows arising from disposal:

Proceeds used to paydown existing debt	70,654
Issuance of new loan	(25,356)
Proceeds received in cash for new loans	6,676
Total Proceeds	51,974
Net assets disposed of (as above)	96,778
Loss on disposal	(44,804)

15.INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

Non-current	2022	2021
Group	£’000	£’000
At 1 January	403	1,393
Foreign exchange movement	20	—
Additions	249	219
Fair value through profit or loss	(328)	183
Disposals	—	(1,392)
At 31 December	344	403

16.INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	2022	2021
	£000’s	£000s
Opening balance	13,817	—
Acquired during the period	—	8,444
Share of loss	(4,872)	(1,198)
Share of fair value (losses)/gains on intangible assets through other comprehensive income	(6,571)	6,571
Closing balance	2,374	13,817

Set out below are the associates of the Group as at 31 December 2022, which, in the opinion of the Directors, significant influence is held. The associate as listed below has share capital consisting solely of ordinary shares, which are held directly by the Group. The country of incorporation or registration is also their principal place of business.

Nature of investment in associates:

		% of
	Address of the	ownership	Nature of	Measurement
Name of entity	registered office	interest	relationship	method

Emergent Entertainment PLC (previously Pluto Digital plc)	Hill Dickinson LLP, 8th Floor The Broadgate Tower, 20 Primrose Street, London, United Kingdom, EC2A 2EW	19.94%	Refer below	Equity

On 3 February 2021 Argo invested in Pluto Digital PLC (“Pluto”), a crypto venture capital and technology company. The investment was satisfied with 75,000 Polkadot with a fair value at that date of £1.1m. Further to this in a second round of funding the Group invested an additional £7.4m on 8 March 2021.

In addition, Argo holds 121,666,666 warrants at a price of £0.12 each and 35,450,000 warrants at a price of £0.06 each. If Pluto was fully diluted Argo’s ownership would be 33.26% as at 31 December 2022 including the exercise of the share warrants.

The warrants expired unexercised in February and March 2023. In October 2022, Pluto merged with Maze Theory to become Emergent Entertainment PLC (“Emergent”).

Argo owns 19.94% (2021 – 24.65%) of the total share capital and voting rights of the business. The Group retains the right to appoint a board member from Argo on Emergent’s board based on its current ownership percentage.

Emergent Entertainment PLC is a next-generation entertainment company that brings storytellers and their audiences closer together by harnessing new technologies including virtual reality, augmented reality, artificial intelligence and blockchain.

Emergent Entertainment is a private company and there is no quoted market price available for its shares.

There are no contingent liabilities relating to the Group’s interest in the associates.

The audited financial information for the period ended 30 September 2021, together with the unaudited management accounts for the period from 1 October 2021 to 31 December 2022, have been made available by Emergent to the Group and the figures in the above represent Argo’s share of the loss for the period and movements in the fair value of net assets (net of deferred tax).

Summarised financial information for associates

Set out below is the preliminary, unaudited financial information for Emergent Entertainment PLC which is accounted for using the equity method.

Summarised Statement of Financial Position

	As at	As at
	December 31,	December 31,
	2022	2021
Current	£000’s	£000’s
Cash and cash equivalents	2,964	1,759
Other current assets (excluding cash)	3,650	335
Total current assets	6,614	2,094
Trade payables	280	88
Other current liabilities	74	1,494
Total current liabilities	354	1,582
Non-current
Tangible fixed assets	106	49
Investments and other non-current assets	11,596	56,000
Total non-current assets	11,702	56,049
Financial liabilities	4,809	2,807
Total non-current liabilities	4,809	2,807
Net assets	13,153	53,754

Summarised Statement of Comprehensive Income, Emergent Entertainment PLC

		January 12 to
		December 31,
	2022	2021
	£000’s	£000’s
Revenue	352	—
Cost of sales	(224)	—
Gross profit	128	—
Operating costs	(12,088)	(7,652)
Revaluation loss – digital assets	(12,810)	2,394
Loss from operations	(24,770)	(5,258)
Non-operating costs	(209)	—
Income tax expense (recovery)	2,579	575
Post-tax loss	(22,400)	(4,867)
Other comprehensive income	(26,991)	26,991
Total comprehensive income (loss)	(49,391)	21,824

The information above reflects the amounts presented in the financial information of the associate (and not Argo Blockchain Plc’s share of those amounts) adjusted for differences in accounting policies between the Group and the associate.

Reconciliation of summarised financial information

	2022	2021
	£000’s	£000’s
Summarised financial information (as adjusted)
Net assets, opening	56,052	—
Acquired during the period	—	34,228
Profit/(loss) for the period	(22,400)	(4,867)
Other comprehensive income	(26,991)	26,691
Closing net assets	6,661	56,052

Interest in associates (2022: 19.94%; 2021: 24.65%)*	2,374	13,817
Goodwill	—	—
Carrying value	2,374	13,817

*The percentage share of the associate profit or loss for the year was calculated and recorded on a month by month basis, based on the movements in the percentage ownership, from the unaudited management accounts.

17.BUSINESS COMBINATION

GPUone subsidiaries acquired from GPUone Holding Inc.

On 11 May 2021, the Group acquired 100% of the share capital of GPUone 9377-2556 Quebec Inc. and GPUone 9366-5230 Quebec Inc. from its shareholder GPUone Holding Inc. for a total consideration of £5.5m; consisting of £212k being satisfied in cash and the balance satisfied by the cancellation of certain prepayments and deposits previously paid by Argo to the vendor. Each of these acquired entities owned and operated a data centre within which Argo was the lead tenant.

The acquisition was performed to enable the Group to obtain control of its hosting facility and power costs across its facilities in Canada. From acquisition on 11 May 2021 to 31 December 2021 the GPUone subsidiaries loss amounted to £3.4m which is fully consolidated. No revenue has been generated from these entities since acquisition, however both entities have provided hosting services to Argo Innovation Labs Inc.Both GPUone entities were dormant up until the date of acquisition, when the relevant assets and liabilities acquired were transferred by GPUone Holding Inc. to these entities immediately prior to acquisition. There is no difference between the amount consolidated within profit and loss and the amount which would have been consolidated if the acquisition happened on 1 January 2021.

The consideration was negotiated on an arm’s length basis and primarily on the basis of the valuation of the land and buildings being acquired. The directors attribute the consideration as fair value of the land and buildings with no goodwill being recognised as currently Argo does not anticipate hosting any third parties at these sites in the medium term.

The fair values of the acquisition date assets and liabilities, together with any separately identifiable intangible assets, have been provisionally determined at 30 September 2021 because the acquisition was completed late in the period. The Group is currently obtaining the information necessary to finalise its valuation. On a £1 for £1 basis certain deposits and other receivables totalling £668k were acquired. The directors consider these amounts fully recoverable and as such these receivables have not been impaired. Liabilities assumed are incorporated at their cost.

The following table summarises the consideration paid for the GPUone subsidiaries and the fair value of assets acquired and liabilities assumed at the acquisition date:

Consideration

£’000
Cash	213
Payment for deposits	668
Cancellation of prepayment and deposits	4,656
Total consideration	5,537

Recognised amounts of identifiable assets acquired, and liabilities assumed

£’000
Cash and cash equivalents	4
Property, plant and equipment (Note 11)	10,779
Trade and other receivables	387
Trade and other payables	(326)
Property mortgages	(5,010)
Lease liability	(377)
Goodwill	80
Total	5,537

Fair value of assets acquired was assessed in line with independent valuations provided by CBRE of the sites. Given the continued demand for power sites and data centres in North America the Directors consider the valuations to be prudent, however they are still in line with the fair value and consideration paid for the entities, primarily (as discussed above) for Argo to gain access to the low cost of power and direct control of management of the miners at those sites. No acquisition costs have been recognised in the above calculations.

18.INTANGIBLE FIXED ASSETS

		Digital		2022
	Goodwill	assets	Website	Total
Group	£’000	£’000	£’000	£’000
Cost
At 1 January 2022	80	5,303	671	6,054

Additions	—	1,728	—	1,728
Disposals	—	(2,058)	—	(2,058)
At 31 December 2022	80	4,973	671	5,724

Amortisation and impairment
At 1 January 2022	—	121	450	571
Foreign exchange movement	—	(1,321)	(18)	(1,339)
Fair value movement	—	4,601	—	4,601
Amortisation charged during the period	—	—	147	147
At 31 December 2022	—	3,309	579	3,888
Balance At 31 December 2022	80	1,572	92	1,744

		Digital		2021
	Goodwill	assets	Website	Total
Group	£’000	£’000	£’000	£’000
Cost
At 1 January 2021	—	—	671	671

Additions	80	18,216	—	18,296
Disposals	—	(12,792)	—	(12,792)
At 31 December 2021	80	5,424	671	6,175

Amortisation and impairment
At 1 January 2021	—	—	303	303
Foreign exchange movement	—	—	9	9
Impairment	—	535	—	535
Fair value gain		(414)	—	(414)
Amortisation charged during the period	—	—	138	138
At 31 December 2021	—	121	450	571

Balance At 31 December 2021	80	5,303	221	5,604

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

As at 31 December 2022	Coins / tokens	Fair value
Crypto asset name		£’000
Token deals	—	771
Ethereum - ETH	518	519
Polkadot - DOT	32,964	118
Alternative coins	—	164
As at 31 December 2022	—	1,572

19.TANGIBLE FIXED ASSETS

			Mining and		Assets
	Right of	Office	Computer	Machine	Under	Data centre
	use Assets	Equipment	Equipment	components	Construction	Improvements	Data centres	Equipment	Total
Group	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Cost
At 1 January 2022	358	49	58,499	—	61,306	85	10,466	—	130,763

Foreign exchange movement - cost	17	—	2,744	—	7,287	4	560	—	10,612
Additions	75	—	116,520	17,364	—	7	—	86	134,053
Transfers to another class - cost	—	—	—	—	(68,593)	—	68,593	—	—
Disposals	—	(2)	(60,803)	—	—	—	(68,593)	—	(128,678)
At 31 December 2022	450	47	117,680	17,364	—	96	11,026	86	146,749

Depreciation and impairment
At 1 January 2022	8	—	18,507	—	—	65	229	—	18,809
Foreign exchange movement	—	—	868	—	—	3	11	—	882
Depreciation charged during the period	7	14	16,549	—	—	19	6,846	12	23,448
Impairment in asset	—	—	29,797	15,121	—	—	225	—	45,143
Disposals	—	—	—	—	—	—	(5,817)	—	(5,817)
At 31 December 2022	15	14	65,721	15,121	—	87	1,494	12	82,464

Carrying amount
At 1 January 2022	350	49	39,992	—	61,306	20	10,237	—	111,954
At 31 December 2022	435	33	51,959	2,244	—	9	9,532	74	64,285

	Right of use Assets	Office Equipment	Mining and Computer Equipment	Assets Under Construction	Data centre Improvements	Data centres	Total
Group	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Cost
At 1 January 2021	7,379	—	17,865	—	85	—	25,329

Foreign exchange movement	—	—	(62)	—	—	—	(62)
Acquisition through business combination	358	—	—	12,180	—	10,466	23,004
Additions	—	49	33,317	49,126	—	—	82,492
Transfer to another class	(7,379)	—	7,379	—	—	—	—
At 31 December 2021	358	49	58,499	61,306	85	10,466	130,763

Depreciation and impairment
At 1 January 2021	—	—	7,443	—	48	—	7,491
Foreign exchange movement	—	—	(65)	—	—	—	(65)
Depreciation charged during the period	3,281	—	7,856	—	17	229	11,383
Transfer to another class	(3,273)	—	3,273	—	—	—	—
At 31 December 2021	8	—	18,507	—	65	229	18,810

Carrying amount
At 1 January 2021	7,379	—	10,422	—	37	—	17,904
At 31 December 2021	350	49	39,992	61,306	20	10,237	111,954

All property, plant and equipment is owned by the subsidiary, Argo Innovation Labs Inc. During the year, the lease for the right of use assets was settle by purchasing the mining equipment. Book balances were transferred to mining and computer equipment.

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

Initial issue and allotment of GBP 3.6m has been recognised based on estimated fair value of assets received at acquisition in line with IFRS 2 Share based payments. Contingent consideration balance of this business combination has been subsequently measured at fair value with changes recognised in profit and loss in line with IFRS 9. Fair value of assets acquired was assessed in line with independent valuations of site by CBRE as well as external financial due diligence and financial modelling. Financial models used historical power purchase assumptions for the area and the Company’s internal hash rate and Bitcoin pricing assumptions to help the Company evaluate the financial benefits of developing a Bitcoin mining operation on the land. Work performed by DPN LLC from August 2019, when it purchased the land, to March 2021, when it sold the land to the Company, to prepare for a Bitcoin mining operation added to the value of the land for that purpose.

Consideration at 8 March 2021

£’000
Share based payment	3,521
Contingent consideration to be settled in shares	8,659
Total	12,180

Allocated as follows

£’000
Tangible fixed assets (Asset under construction)	12,180
Total	12,180

Property, Plant and Equipment Impairments and Loss on Sale of Subsidiary

The Group has a single line of business, crypto mining. As such, the Group has one cash generating unit (CGU). At each reporting date, the Group assesses whether there is an indication that an asset may be impaired. If an indication exists, the Group estimates an asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. When the carrying value of an asset or CGU exceed its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing fair value of Mining and Computer Equipment, the Group used readily available tera hash pricing ("hashprice") less a 15% discount for used equipment. In assessing value in use, the discounted estimated future cash flows over the useful life of the mining machines using a pre-tax discount rate of 23.28%. As a result of the analysis, an impairment of £24 million was recorded. A 5% change in the hashprice has a £6.1million impact on the impact of the impairment. A 1% change in the discount rate has a of £1.1 million impact on the impairment.

In assessing the recoverable amount of the CGU, the Group calculated the discounted cash flows of the CGU using a terminal growth rate of 3%. The pre-tax discount rate used was 23%. As a result of this analysis, an impairment of £5.8 million was recorded which has also been attributed to Mining and Computer Equipment.

Impairment of Chips

In assessing the fair value of machine components, the Group used readily available chip set prices and management’s estimate of other components in the chip sets to determine the value of chips on hand. As a result of this analysis, an impairment of £15 million was recorded.

Loss on Sale

During the year, the Group sold chips that were previously purchased. The proceeds on these chip sales were £10,029 and the group recorded a loss on disposal of fixed assets of £18,779.

Mining Machine Swap

In March 2022, the Group entered into an agreement to exchange mining machines and terminate a hosting agreement. With the completion of Helios, the Group no longer required third party hosting services. The agreement provided the hosting provider with ownership of the Group's machines at their facilities in exchange for new mining machines for our Helios facility. The hash rate between the two groups of mining machines was similar.This transaction lacks commercial substance, therefore, IFRS 16 requires the mining machines acquired be recorded at the book value of the mining machines transferred to the hosting service provider.

20.TRADE AND OTHER RECEIVABLES

	2022	2021
	£’000	£’000
Trade and other receivables	—	13,194
Mining equipment prepayments	4,958	47,426
Other taxation and social security	683	2,739
Total trade and other receivables	5,641	63,359

Mining equipment prepayments consist of payments made and due on mining equipment due to arrive in 2023.

Other taxation and social security consist of purchase tax recoverable in Canada. GST and QST debtors are greater than 90 days as at 31 December 2022.

21.DIGITAL ASSETS

The Group mined crypto assets during the period, which are recorded at fair value on the day of acquisition. Movements in fair value between acquisition (date mined) and disposal (date sold), and the movement in fair value in crypto assets held at the year end, are recorded in profit or loss.

All of the Group’s holding in crypto currencies other than Bitcoin are now classified as intangible assets.

At the period end, the Group held Bitcoin representing a fair value of £368k. The breakdown of which can be seen below:

	2022	2021
Group	£’000	£’000
At 1 January	80,759	4,637

Additions
Crypto assets purchased and received	207	16,569
Crypto assets mined	47,267	70,325
Total additions	47,474	86,894

Disposals
Transferred to/from intangible assets	330	(5,424)
Crypto assets sold	(84,555)	(6,976)
Total disposals	(84,225)	(12,400)
Fair value movements
Gain/(loss) on crypto asset sales	(43,526)	437
Movements on crypto assets held at the year end	(114)	1,191
Total fair value movements	(43,640)	1,628
At 31 December	368	80,759
Carrying value of digital assets pledged as collateral	—	49,759

As at 31 December 2022, digital assets comprised 141 Bitcoin equivalents (2021: 2,441 Bitcoin).

22.SHARE OPTIONS AND WARRANTS

The following options and warrants over Ordinary Shares have been granted by the company and are outstanding:

				Number of	Number of
				options/warrants	options/warrants
			Exercise	outstanding	exercisable
Options/ Warrants	Grant Date	Expiry date	Price	2022 ‘000	2022 ‘000
Warrants	15 January 2021	15 January 2031	£1.25	240	240
Warrants	19 January 2021	18 January 2026	£0.90	110	110
Warrants	19 April 2021	19 March 2024	£1.35	224	224
Warrants	17 June 2021	19 March 2024	£1.50	22	22
Options	25 July 2018	25 July 2024	£0.16	1,000	1,000
Options	17 July 2019	16 July 2025	£0.16	537	537
Options	5 February 2020	4 February 2030	£0.07	4,362	4,362
Options	3 February 2021	2 February 2031	£0.94	159	151
Options	24 June 2021	23 June 2031	£1.26	1,000	500
Options	27 June 2021	26 June 2031	£1.35	500	250
Options	1 July 2021	30 June 2031	£1.16	500	250
Options	13 July 2021	12 July 2031	£1.00	1,000	500
Options	22 September 2021	22 September 2031	£1.57	4,150	1,758
Options	23 November 2021	23 November 2031	£1.30	500	184
Options	17 December 2021	16 December 2031	£0.86	675	234
Options	19 May 2022	19 May 2032	£0.51	3,350	861
Options	27 June 2022	27 June 2032	£0.34	250	42
Warrants	31 March 2022	31 March 2027	£0.94	60	60
Warrants	31 July 2022	31 July 2027	£1.00	10	10
Warrants	31 August 2022	31 August 2027	£1.04	10	10
Warrants	31 September 2022	31 September 2027	£1.12	10	10
Warrants	31 October 2022	31 October 2027	£1.05	10	10
Warrants	31 November 2022	31 November 2027	£1.02	10	10
Warrants	31 December 2022	31 December 2027	£1.01	10	10
				18,698	11,345

	Number of	Weighted
	options and	average exercise
	warrants ‘000	price £
At 1 January 2022	17,689	0.81
Granted	5,220	0.50
Exercised	(1,593)	0.07
Lapsed	(2,618)	0.89
Outstanding at 31 December 2022	18,698	0.68
Exercisable at 31 December 2022	11,345	0.61

	Number of	Weighted
	options and	average exercise
	warrants ‘000	price £
At 1 January 2021	42,202	0.13
Granted	10,698	1.63
Exercised	(34,351)	0.12
Lapsed	(860)	0.95
Outstanding at 31 December 2021	17,689	0.81
Exercisable at 31 December 2021	7,596	0.26

The weighted average remaining contractual life of options and warrants as at 31 December 2022 is 93 months (2021 -102 months). If the exercisable shares had been exercised on 31 December 2022 this would have represented 61% (2021 – 2%) of the enlarged share capital.

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

	Grant
	date				Risk Free
	share	Exercise			interest	Marketability
Grant date	price	price	Volatility	Life	rate %	discount
25 July 2018	0.08	0.16	40%	6 years	0.01	75%
17 July 2019	0.09	0.16	40%	6 years	0.01	90%
5 February 2020	0.07	0.07	40%	6 years	0.01	0%
3 February 2021	0.94	0.94	112%	10 years	0.01	0%
24 June 2021	1.26	1.26	112%	10 years	0.01	0%
27 June 2021	1.35	1.35	112%	10 years	0.01	0%
1 July 2021	1.23	1.16	112%	10 years	0.01	0%
13 July 2021	1.00	1.00	112%	10 years	0.01	0%
22 September 2021	1.57	1.57	112%	10 years	0.01	0%
23 November 2021	1.30	1.30	112%	10 years	0.01	0%
17 December 2021	0.86	0.86	112%	10 years	0.01	0%
19 May 2022	0.51	0.51	112%	10 years	0.01	0%
27 June 2022	0.34	0.34	112%	10 years	0.01	0%

23.COMMON STOCK

	As at 31	As at 31
	December 2022	December 2021
	£’000	£’000
Ordinary share capital
Issued and fully paid
468,082,335 Ordinary Shares of £0.001 each	468	303
Issued in the period
9,742,831 Ordinary Shares of £0.001 each	10	165
Fully paid not yet issued
Ordinary Shares of £0.001 each	—	—
477,825,166 Ordinary Shares of £0.001 each	478	468

Additional paid-in capital
At beginning of the period	139,581	1,540
Cancelled during the period	—	—
Issued in the period	4,167	150,977
Issue costs	—	(12,936)
Fully paid not yet issued	—	—
At the end of period	143,748	139,581

24.RESERVES

The following describes the nature and purpose of each reserve:

Reserve	Description
Common stock	Represents the nominal value of equity shares

Additional paid-in capital	Amount subscribed for share capital in excess of nominal value

Share based payment reserve	Represents the fair value of options and warrants granted less amounts transferred on exercise, lapse or expiry

Currency translation reserve	Cumulative effects of translation of opening balances on non-monetary assets between subsidiaries functional currencies (Canadian dollars and US Dollars) and Group presentational currency (Sterling).

Fair value reserve	Cumulative net gains on the fair value of intangible assets

Other comprehensive income of equity accounted associates	The other comprehensive income of any associates is recognised in this reserve

Accumulated surplus	Cumulative net gains and losses and other transactions with equity holders not recognised elsewhere.

25.TRADE AND OTHER PAYABLES

	2022	2021
	£’000	£’000
Trade payables	2,754	10,259
Accruals and other payables	5,042	4,986
Other taxation and social security	514	—
Total trade and other creditors	8,310	15,245

Within trade payables is £nil (2021: £7,194,000) for amounts due for mining equipment not yet received.

The directors consider that the carrying value of trade and other payables is equal to their fair value.

Contingent consideration

As part of the acquisition of DPN LLC up to a further 8.6m of shares being payable if certain contractual milestones related to the facility are fulfilled (see note 19).

The amount payable as contingent consideration is payable in shares and as such is revalued as at the balance sheet date and any gain or loss is recognised in profit or loss, which for the year ended 31 December 2021 amounted to £236k.

In June 2022, the Company issued 8,147,831 Ordinary Shares to settle £4m in contingent consideration. The remaining contingent consideration of £4m was not earned and as a result was reversed into profit or loss.

26.LOANS AND BORROWINGS

	2022	2021
Non-current liabilities	£’000	£’000
Issued debt - bond (a)	31,356	26,908
Galaxy loan (b)	19,183	—
Mortgages - Quebec facilities (c)	2,309	3,391
Lease liability	448	370
Total	53,296	30,669
Current liabilities
Galaxy loan (b)	8,819	22,239
Mortgages- Quebec facilities (c)	805	1,152
Lease liability	4	7
Total	9,628	23,398

(a)Unsecured Bonds:

In November 2021, the Group issued an unsecured 5-year bond with an interest rate of 8.75%. The bonds mature on 30 November 2026. The bonds may be redeemed for cash in whole or in part at any time at the Group’s option (i) on or after 30 November 2023 and prior to 30 November 2024, at a price equal to 102% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after 30 November 30 and prior to 30 November 2025, at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iii) on or after November 30, 2025 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption. The Group may redeem the bonds, in whole, but not in part, at any time at its option, at a redemption price equal to 100.5% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption, upon the occurrence of certain change of control events. The bonds are listed on the Nasdaq Global Select Market under the symbol ARBKL.

(b)Galaxy and related loans

On 23 December 2021 the Group entered into a loan agreement with Galaxy Digital LP for a loan of USD$30 million (£22.2m). The proceeds of the loan were used, in conjunction with funds raised previously, to continue the build-out the Texas data centre, Helios. The short-term loan was a Bitcoin collateralised loan with an interest rate of 8% per annum. This loan was repaid during the 2022 as part of the Galaxy transaction.

In March 2022, the Group entered into loan agreements with NYDIG ABL LLC for loans in the amounts of USD$26.7 million for the purchase of mining machines and Helios infrastructure, respectively. The loan was repaid during the year as part of the Galaxy transaction.

In May 2022, the Group entered into a loan agreement with Liberty Commercial Finance for a loan of USD$1.2 million (£1.0m) to purchase equipment. The loan is repayable over a period of 36 months with an interest rate of 11.9%. In June 2022, the loan was assigned to North Mill Equipment Finance LLC (“New Mill”). The loan was repaid during the year as part of the Galaxy transaction.

In December 2022, the Group sold Galaxy Power LLC (see note 14) and entered into a loan agreement with Galaxy Digital LLC for USD$35 million (£29m). Proceeds were used to pay off the Galaxy Digital LP, New Mill and NYDIG loans and working capital. The Galaxy Digital LLC loan is payable monthly based on an amortization schedule over 32 months with an interest rate of the secured overnight financing rate by the Federal Reserve Bank of New York plus 11%. The loan is secured by the Group’s property, plant and equipment.

(c)Mortgages – Quebec Facilities

The mortgages are secured against the two buildings at Mirabal and Baie-Comeau and are repayable over periods from 3 months to 48 months at interest rates between 6.95% and 9.45% respectively.

27.FINANCIAL INSTRUMENTS

	2022	2021
	£’000	£’000
Carrying amount of financial assets
Measured at amortised cost
- Mining equipment prepayments	4,958	47,426
- Trade and other receivables	—	13,194
- Cash and cash equivalents	16,662	11,803
Measured at fair value through profit or loss	344	403
Total carrying amount of financial assets	21,964	72,826

Carrying amount of financial liabilities
Measured at amortised cost
- Trade and other payables	8,310	10,259
- Short term loans	9,624	23,391
- Long term loans	21,492	3,391
- Issued debt - bonds	31,356	26,908
- Lease liabilities	452	377
Measured at fair value
- Fair value of contingent consideration	—	8,071
Total carrying amount of financial liabilities	71,234	72,397

Fair Value Estimation

Fair value measurements are disclosed according to the following fair value measurement hierarchy:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)
●	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices), or indirectly (that is, derived from prices) (Level 2)
●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3). This is the case for unlisted equity securities.

The following table presents the Group’s assets and liabilities that are measured at fair value at 31 December 2022 and 31 December 2021.

	Level 1	Level 2	Level 3	Total
Assets	£’000	£’000	£’000	£’000
Financial assets at fair value through profit or loss
- Equity holdings	21	—	73	94
- Digital assets	—	368	—	368
Total at 31 December 2022	21	368	73	462

Liabilities
Financial liabilities at fair value through profit or loss
- Deferred contingent consideration	—	—	—	—
Total at 31 December 2022	—	—	—	—

	Level 1	Level 2	Level 3	Total
Assets	£’000	£’000	£’000	£’000
Financial assets at fair value through profit or loss
- Equity holdings	329	—	73	402
- Digital assets	—	80,759	—	80,759
Total at 31 December 2021	329	80,759	73	81,161

Liabilities
Financial liabilities at fair value through profit or loss
- Deferred contingent consideration	—	—	8,071	8,071
Total at 31 December 2021	—	—	8,071	8,071

All financial assets are in listed and unlisted securities and digital assets.

There were no transfers between levels during the period.

The Group recognises the fair value of financial assets at fair value through profit or loss relating to unlisted investments at the cost of investment unless:

●	There has been a specific change in the circumstances which, in the Group’s opinion, has permanently impaired the value of the financial asset. The asset will be written down to the impaired value;
●	There has been a significant change in the performance of the investee compared with budgets, plans or milestones;
●	There has been a change in expectation that the investee’s technical product milestones will be achieved or a change in the economic environment in which the investee operates;
●	There has been an equity transaction, subsequent to the Group’s investment, which crystallises a valuation for the financial asset which is different to the valuation at which the Group invested. The asset’s value will be adjusted to reflect this revised valuation; or
●	An independently prepared valuation report exists for the investee within close proximity to the reporting date.
●	The deferred consideration has been fair valued to the yearend date as the amount is to be paid in Argo shares.

28.COMMITMENTS AND CONTINGENCIES

The Group’s material contractual commitments relate to the hosting services agreement with Galaxy Digital Qualified Opportunity Zone Business LLC, which provides hosting, power and support services at the Helios facility. Whilst management do not envisage terminating agreements in the immediate future, it is impracticable to determine monthly commitments due to large fluctuations in power usage and variations on foreign exchange rates, and as such a commitment over the contract life has not been determined. The agreement is for services with no identifiable assets, therefore, there is no right of use asset associated with the agreement.

The Group has entered into an agreement for the purchase of mining machines to be delivered in 2023. A deposit of USD$3.3M (£2.7m) is on account. Payments of USD$438k (£363k) and USD$424k (£352k) will be made prior to delivery of the machines.

As the company disclosed on February 8, 2023, it is currently subject to a class action lawsuit. The case, Murphy vs Argo Blockchain plc et al, was filed in the Eastern District of New York on 26 January 2023. The company refutes all of the allegations and believes that this class action lawsuit is without merit. The company is vigorously defending itself against the action. We are not currently subject to any other material pending legal proceedings or claims.

29.RELATED PARTY TRANSACTIONS

Key management compensation

Key management includes Directors (executive and non-executive) and senior management. The compensation paid to related parties in respect of key management for employee services during the period was made from Argo Innovation Labs Inc., amounting to: £75,955 (2021 - £36,769) paid to POMA Enterprises Limited in respect of fees of Matthew Shaw (Non-executive director); £571,931 (2021 - £566,591) due to Vernon Blockchain Inc in respect of fees of Peter Wall (CEO).Maria Perrella and Raghav Chopra (Non-executive directors) were paid £66,175 and £96,653 as at year end respectively.

From Argo Blockchain PLC, Alex Appleton (CFO) through Appleton Business Advisors Limited was paid £587,960 (2021 - £308,359).Sarah Gow was paid £33,782 as at year end.

30.CONTROLLING PARTY

There is no controlling party of the Group.

31.POST BALANCE SHEET EVENTS

In February 2023, Peter Wall resigned from his position as Chief Executive Officer and Interim Chairman, Sara Gow resigned from her position as non-executive director on the Board.

Alex Appleton resigned from his position as Chief Financial Officer, Executive Director and Secretary of the Group.

In April 2023, Jim MacCallum was appointed Chief Financial Officer of the Group.