Form 20-F/A
period 2022-12-31
Argo Blockchain Plc
filed 2024-04-30
CIK 1841675

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐Yes   ☒ No

Explanatory Note

Argo Blockchain plc (the "Company," "we," "our," or "us") is filing this Amendment No. 1 on Form 20 - F/A (this "Amendment No. 1") to its annual report on Form 20 - F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (the "SEC") on May 2, 2023 (the "2022 Form 20 - F"), to (i) amend and restate in its entirety "Item 15. Control and Procedures" of Part I of the 2022 Form 20 - F; (ii) amend and restate the "Independent Auditor's Report to the Directors and Stockholders of Argo Blockchain plc" in "Item 18. Financial Statements" of Part III of the 2022 Form 20 - F; and (iii) revise its consolidated financial statements for the year ended December 31, 2022, included in "Item 18. Financial Statements" of Part III of the 2022 Form 20 - F., to correct the immaterial errors described below.

The 2022 Form 20 - F inadvertently omitted the conclusions of the Company's chief executive officer (the "CEO") and chief financial officer (the "CFO") regarding the effectiveness of the Company's disclosure controls and procedures and internal control over financial reporting, each based on management's assessment, including disclosure regarding the framework used to evaluate the effectiveness of the Company's internal control over financial reporting and whether there were any changes identified in connection with the evaluation during the period covered by the 2022 Form 20 - F. In connection with the preparation of the 2022 Form 20 - F, our CEO and CFO concluded that the Company's disclosure controls and procedures were effective as of December 31, 2022 and that the Company's internal control over financial reporting was effective as of December 31, 2022. However, in connection with this Amendment No. 1, our CEO and CFO conducted a re - assessment of the effectiveness of the Company's internal control over financial reporting and determined that its internal control over financial reporting was not effective as of December 31, 2022 due to the identification of a material weakness in its internal control over financial reporting relating to income tax accounting, as described below. As a result of this material weakness, our CEO and CFO have also concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2022.

The material weakness described above resulted in immaterial errors impacting the Company's previously issued annual consolidated financial statements for the year ended December 31, 2022. Management evaluated these errors and concluded that they did not, individually or in the aggregate, result in a material misstatement of the Company's previously issued annual or interim consolidated financial statements and that such financial statements may continue to be relied upon. However, since Item 18 of this Amendment No. 1 is amending and restating the opinion of PKF Littlejohn LLP, the Company's independent auditor, to clarify that it covers all of the Company's consolidated financial statements for the year ended December 31, 2022, the Company is also revising its consolidated financial statements for the year ended December 31, 2022 to reflect the correction the errors described above, instead of correcting such errors prospectively as it issues future financial statements.

Pursuant to Rule 12b - 15, new certifications by our CEO and CFO are being filed as exhibits to this Amendment No. 1. The amended "Item 19. Exhibits" of Part III of the 2022 Form 20 - F is included in this Amendment No. 1.

This Amendment No. 1 speaks as of the filing date of the 2022 Form 20 - F on May 2, 2023. Other than as described above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2022 Form 20 - F or reflect any events that have occurred after the filing of the 2022 Form 20 - F on May 2, 2023. Accordingly, this Amendment No. 1 should be read in conjunction with filings made with the SEC subsequent to the filing of the 2022 Form 20 - F.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the risk related to controls and procedures.

In connection with the preparation of the 2022 Form 20 - F, as of December 31, 2022, an evaluation was performed under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a - 15 (e) and 15d - 15 (e) under the Exchange Act). Based upon that evaluation, at the time the 2002 Form 20 - F was filed, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2022. Subsequent to that evaluation, our management, including our CEO and CFO, conducted a re - evaluation, concluding that our disclosure controls and procedures were ineffective as of December 31, 2022 due to the identification of the material weakness discussed below.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Exchange Act Rules 13a - 15 (f) and 15d - 15 (f) define this as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with (a) UK - adopted international accounting standards; and (b) IFRS, including interpretations issued by the IFRS Interpretations Committee.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the 2022 Form 20 - F, our CEO and CFO conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that assessment, at the time the 2022 Form 20 - F was filed, our CEO and CFO determined that our internal control over financial reporting was effective as of December 31, 2022. Subsequent to that assessment, our management, including our CEO and CFO, conducted a re - assessment, concluding that our internal controls over financial reporting were ineffective as of December 31, 2022 due to the identification of the material weakness discussed below.

Identified Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We identified certain process level controls associated with our income tax accounting for the year ended December 31, 2022 which was completed based on preliminary information at the time of the completion of the consolidated financial statements for the year ended December 31, 2022. When subsequently updating the income tax accounting for our consolidated financial statements for the year ended December 31, 2023, it was determined that the information used in the consolidated financial statements for the year ended December 31, 2022 was inaccurate. These ineffective controls were attributable to insufficient policies and procedures and timely preparation of tax schedules that impaired our ability to discover the errors impacting the Company's previously issued consolidated financial statements for the year ended December 31, 2022. Therefore, we concluded that the control deficiency represents a material weakness in our internal control over financial reporting. Accordingly, we concluded that our internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2022.

Management's Plan to Remediate the Identified Material Weakness

The above - described material weakness has been remediated as of the filing of this Amendment No 1. Since identifying the material weakness described above, management, with oversight from the Audit Committee, has already implemented and continues to implement enhanced policies and procedures, including the use of external tax advisors, intended to address both the identified material weakness and to enhance the Company's overall internal control over financial reporting and disclosure controls and procedures. As we continue to evaluate and improve our internal control over financial reporting and disclosure controls and procedures, management may determine to take additional measures to improve controls and determine to modify the remediation plan described above.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report is not subject to attestation by the Company's registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this Annual Report.

Changes In Internal Control Over Financial Reporting

Other than the material weakness and remediation plan discussed above, during the period ended December 31, 2022, there were no changes in the Company's internal control over financial reporting (as defined in Rules 13a - 15 (f)and 15d - 15 (f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 18.         Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Amendment No. 1.

Item 19.        Exhibits

A list of exhibits included as part of this Annual Report is set forth in the Index to Exhibits immediately following this Item 19.

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
1.1

Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

2.1	Description of the registrant’s securities registered pursuant to Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.1 to the Registrant's Form 20 - F filed on May 2, 2023).

2.2	Form of Deposit Agreement (incorporated by reference to Exhibit 4.1 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

2.3	Form of American Depositary Receipt (included in Exhibit 2.2)

2.4	Form of Indenture (incorporated by reference to Exhibit 4.1 to the Registrant’s Amendment No. 1 to Registration Statement on Form F-1 filed on November 10, 2021)

2.5	Form of First Supplemental Indenture (incorporated by reference to Exhibit 4.2 to the Registrant’s Amendment No. 1 to Registration Statement on Form F-1 filed on November 10, 2021)

2.6	Form of Notes (included as Exhibit A to Exhibit 2.5 above)

4.1	2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

4.2

UK Non-Tax-Advantaged Sub-Plan to 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

4.3	2021 U.S. Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

4.4	2022 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 filed on March 8, 2023)

4.5

Agreement and Plan of Merger, by and among Argo Blockchain plc, Argo Innovation Facilities (US), Inc., and DPN LLC and the DPN Owners, dated March 4, 2021 (incorporated by reference to Exhibit 10.5 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

4.6

Share Purchase Agreement, by and among GPU.One Holding Inc., GPU.One Enterprise Inc. and Argo Innovation Labs Inc., dated February 2, 2021 (incorporated by reference to Exhibit 10.6 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

4.7

Master Digital Currency Loan Agreement, by and among Galaxy Digital LLC and Argo Innovation Labs LLC, dated June 16, 2021 (incorporated by reference to Exhibit 10.8 to the Registrant’s Amendment No. 1 to Registration Statement on Form F-1 filed on November 10, 2021)

4.8

Loan Term Sheet to Galaxy Loan Agreement, dated October 29, 2021 (incorporated by reference to Exhibit 10.9 to the Registrant’s Amendment No. 1 to Registration Statement on Form F-1 filed on November 10, 2021)

4.9#

Senior Secured Credit Agreement, by and among Argo Blockchain plc, Argo Operating US LLC, Galaxy Digital LLC, the other guarantor and lender parties thereto from time to time (incorporated by reference to Exhibit 4.9 to the Registrant's Form20 - F filed on May 2, 2023)

8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

12.1*		Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Thomas Chippas

12.2*		Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Jim MacCallum.

13.1

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code). (incorporated by reference to Exhibit 13.1 to the Registrant's Form 20 - F filed on May 2, 2023)

15.1		Differences in Corporate Law (incorporated by reference to Exhibit 15.1 to the Registrant's Form 20 - F filed on May 2, 2023)

101.INS		XBRL Instance Document (incorporated by reference to Exhibit 101. INS to the Registrant's Form 20 - F filed on May 2, 2023)

101.SCH		XBRL Taxonomy Extension Schema Document (incorporated by reference to Exhibit 101. SCH to the Registrant's Form 20 - F filed on May 2, 2023)

101.CAL		XBRL Taxonomy Extension Calculation Linkbase Document (incorporated by reference to Exhibit 101. CAL to the Registrant's Form 20 - F filed on May 2, 2023)

101.DEF		XBRL Taxonomy Extension Definition Linkbase Document (incorporated by reference to Exhibit 101. DEF to the Registrant's Form 20 - F filed on May 2, 2023)

101.LAB		XBRL Taxonomy Extension Label Linkbase Document (incorporated by reference to Exhibit 101. LAB to the Registrant's Form 20 - F filed on May 2, 2023)

101.PRE		XBRL Taxonomy Extension Presentation Linkbase Document (incorporated by reference to Exhibit 101. PRE to the Registrant's Form 20 - F filed on May 2, 2023)

104	*	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101)

*Filed herewith.

# Portions of the exhibit have been or will be excluded because it is both not material and is the type of information that the registrant treats as private or confidential.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20 - F/A on its behalf.

ARGO BLOCKCHAIN PLC

/s/ Thomas Chippas
	Name:	Thomas Chippas
	Title:	Chief Executive Officer

Dated: April 30, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Argo Blockchain plc

Opinion on the Financial Statements

We have audited the accompanying group statements of financial position of Argo Blockchain plc and its subsidiaries (the “Group”) as of December 31, 2022 and 2021, and the group statements of comprehensive income, group statements of cash flows and group statements of changes in equity for each of the three years ended December 31, 2022, 2021 and 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years ended December 31, 2022, 2021 and 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going concern uncertainty

We draw attention to note 3 in the financial statements, which indicates that due to the group’s debt service obligations and the exposure to Bitcoin, power and hashprice price which have shown significant volatility over recent years, resulting in a current loss recorded for the year. As stated in note 3, these events or conditions, along with the other matters as set forth in note 3, raise substantial doubt about the Group’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In auditing the financial statements, we have concluded that the director’s use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors’ assessment of the Group’s ability to continue to adopt the going concern basis of accounting included a review of management’s cash flow forecasts to June 2024, along with an assessment of the “disaster scenario” forecast, together with an assessment as to its likelihood. The audit team performed sensitivity analysis on the hashprice applied throughout the assessment period. We have reviewed all key inputs into the cash flow forecasts, with particular emphasis on those areas of judgement and estimation uncertainty, and ensured they are appropriate and no evidence of management bias exists.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

In responding to the identified critical audit matter we completed the following audit procedures:

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

In responding to the identified critical audit matter we completed the following audit procedures:

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

In responding to the identified critical audit matter we completed the following audit procedures:

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
●Engaging the PKF internal valuation team to perform a WACC calculation to compare against the discount rate applied by management in their assessment; and
●Reviewing the disclosures in the financial statements and ensuring they provide a true and fair view of management’s assessment performed.

Key observations:

We are satisfied that the inputs into this model reflect management’s best assessment of the carrying value and have been appropriate applied and disclosed.

/s/ PKF Littlejohn LLP

We have served as the Group’s auditor since 2019.

London, England

Date: April 30, 2024

GROUP STATEMENT OF FINANCIAL POSITION

		As at	As at
		31 December	31 December
		2022	2021
		(restated, Note 2)
	Note	£’000	£’000

ASSETS
Non-current assets
Investments at fair value through income or loss	15	344	403
Investments accounted for using the equity method	16	2,374	13,817
Intangible fixed assets, net of accumulated amortization and impairment of £3,888,000 and £571,000 for December 31, 2022 and 2021 respectively	18	1,744	5,604
Property, plant and equipment, net of accumulated depreciation and impairment of £82,449,000 and £18,802,000 for December 31, 2022 and 2021 respectively	19	63,850	111,604
Right of use assets, net of accumulated depreciation of £15,000 and £8,000 for December 31, 2022 and 2021 respectively	19	435	350
Total non-current assets		68,747	131,778
Current assets
Trade and other receivables	20	5,641	63,359
Digital assets	21	368	80,759
Cash and cash equivalents		16,662	11,803
Total current assets		22,671	155,921

Total assets		91,418	287,699
EQUITY AND LIABILITIES
Equity
Common stock, £0.001 par value	23	478	468
Additional paid-in capital	23	143,748	139,581
Share based payment reserve	24	6,801	1,905
Fair value reserve	24	-	414
Currency translation reserve	24	1,626	33
Other comprehensive income of equity accounted associates	24	—	6,571
Accumulated surplus/(loss)	24	(132,269)	52,838
Total equity		20,384	201,810

Current liabilities
Trade and other payables	25	8,110	15,245
Contingent consideration	25	—	8,071
Loans and borrowings	26	9,624	23,391
Income tax	13	—	7,679
Deferred tax	13	—	286
Lease liability		4	7
Total current liabilities		17,738	54,679
Non-current liabilities
Deferred tax	13	—	541
Issued debt - bond	26	31,356	26,908
Loans	26	21,492	3,391
Lease liability		448	370
Total liabilities		71,034	85,889

Total equity and liabilities		91,418	287,699

GROUP STATEMENT OF COMPREHENSIVE INCOME

		Year ended	Year ended	Year ended
		December	December	December
		2022	2021	2020
		(restated, Note 2)
Continuing operations	Note	£’000	£’000	£’000

Revenues	7	47,363	74,204	18,957
Direct costs	8	(38,183)	(22,186)	(17,106)
Change in fair value of digital currencies	21	(43,526)	1,191	2,070
Realised gain/(loss) on sale of digital assets	21	(114)	437	—

Gross (loss)/profit		(34,460)	53,646	3,921

Operating costs	8	(27,534)	(8,887)	(1,991)
Share based payment charge	22	(4,928)	(1,938)	(331)
Gain on hedging	7	1,695	—	—
Operating (loss)/profit		(65,227)	42,821	1,599

Fair value revaluation of variable consideration	25	4,038	236	—
Fair value (loss)/gain of investments	15	(328)	183	—
Loss on sale of subsidiary and investment	14	(44,804)	(629)	—
Loss on disposal of fixed assets	19	(18,779)	—	—
Finance costs	8	(18,321)	(2,142)	(157)
Other income	7	3,012	—	—
Impairment of tangible fixed assets	19	(45,143)	—	—
Impairment of intangible assets	18	(4,168)	—	—
Equity accounted loss from associate	16	(4,872)	(1,198)	—
(Loss)/profit before taxation		(194,592)	39,271	1,442

Tax credit/(expense)	13	9,485	(8,506)	—

Net (loss)/income		(185,107)	30,765	1,442

Other comprehensive income
Items which may be subsequently reclassified to profit or loss:
- Exchange differences on translation of foreign operations		1,593	(410)	265
- Equity accounted OCI from associate	16	(6,571)	6,571	—
- Fair value (loss)/gains on intangible digital assets		(414)	414	—
Total other comprehensive (loss)/income, net of tax		(5,392)	6,575	265

Total comprehensive (loss)/income attributable to the equity holders of the Company		(190,499)	37,340	1,707

Earnings per share attributable to equity owners (pence)
Basic (loss)/earnings per share		(39.1p)	7.7p	0.5p
Diluted (loss)/earnings per share		(39.1p)	7.4p	0.4p

GROUP STATEMENT OF CHANGES IN EQUITY (restated, Note 2)

				Share		Other
		Additional	Currency	based	Fair	comprehensive	Accumulated
	Common	paid in	translation	payment	Revaluation	income of	surplus/
	Stock	Capital	reserve	reserve	Reserve	associates	(deficit)	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 1 January 2022	468	139,581	33	1,905	414	6,571	52,838	201,810
Total comprehensive income for the period:
Profit for the period	—	—	—	—	—	—	(185,107)	(185,107)
Other comprehensive income	—	—	1,593	—	(414)	(6,571)	—	(5,392)
Total comprehensive income for the period	—	—	1,593	—	(414)	(6,571)	(185,107)	(190,499)
Transactions with equity owners:
Common stock issued	10	4,167	—	—	—	—	—	4,177
Share based compensation charge	—	—	—	4,928	—	—	—	4,928
Common stock options/warrants exercised	—	—	—	(32)	—	—	—	(32)
Total transactions with equity owners	10	4,167	—	4,896	—	—	—	9,073
Balance at 31 December 2022	478	143,748	1,626	6,801	—	—	(132,269)	20,384

GROUP STATEMENT OF CHANGES IN EQUITY

				Share		Other
		Additional	Currency	based	Fair	comprehensive	Accumulated
	Common	paid in	translation	payment	Revaluation	income of	surplus/
	Stock	capital	reserve	reserve	Reserve	associates	(deficit)	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 1 January 2021	304	1,540	443	75	—	—	21,965	24,327
Total comprehensive income for the period:
Profit for the period	—	—	—	—	—	—	30,765	30,765
Other comprehensive income	—	—	(410)	—	414	6,571	—	6,575
Total comprehensive income for the period	—	—	(410)	—	414	6,571	30,765	37,340
Transactions with equity owners:
Common stock issued	164	150,977	—	—	—	—	—	151,141
Issue costs of Common stock	—	(12,936)	—	—	—	—	—	(12,936)
Share based compensation charge	—	—	—	1,938	—	—	—	1,938
Common stock options/warrants exercised	—	—	—	(108)	—	—	108	—
Total transactions with equity owners	164	138,041	—	1,830	—	—	108	140,143
Balance at 31 December 2021	468	139,581	33	1,905	414	6,571	52,838	201,810

GROUP STATEMENT OF CHANGES IN EQUITY

			Accumulated			Other
		Additional	other	Share based	Fair	comprehensive	Accumulated
	Common	paid-in	comprehensive	payment	Revaluation	income of	surplus/
	Stock	capital	income	reserve	Reserve	associates	(deficit)	Total
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Balance at 1 January 2020	294	25,252	178	—	—	—	(4,986)	20,738
Total comprehensive income for the period:
Profit for the period	—	—	—	—		—	1,442	1,442
Other comprehensive income	—	—	265	—	—	—	—	265
Total comprehensive income for the period	—	—	265	—	—	—	1,442	1,707
Transactions with equity owners:
Shares to be issued	10	1,540	—	—	—	—	—	1,550
Cancellation of share premium	—	(25,252)	—	—	—	—	25,252	—
Share options/warrants charges	—	—	—	332	—	—	—	332
Share based payments lapsed/expired	—	—	—	(257)	—	—	257	—
Total transactions with equity owners	10	(23,712)	—	75	—	—	25,509	1,882

Balance at 31 December 2020	304	1,540	443	75	—	—	21,965	24,327

GROUP STATEMENT OF CASH FLOWS

		Year ended	Year ended	Year ended
		December	December	December
		2022	2021	2020
	Note	£’000	£’000	£’000
Cash flows from operating activities
(Loss)/profit before tax		(194,592)	39,271	1,442
Adjustments for:
Depreciation and amortisation	8	23,449	11,511	6,027
Foreign exchange movements		(17,250)	589	271
Loss on disposal of tangible assets		18,779	—	66
Finance cost		18,321	2,142	157
Loss on sale of subsidiary and investment	14	44,804	629	—
Fair value change in digital assets through profit or loss	21	43,640	(1,628)	(2,342)
Impairment of intangible digital assets	18	4,168	535	—
Impairment of property, plant and equipment	19	45,143	—	—
Investment fair value movement	15	328	(183)	—
Share of loss from associate	16	4,872	1,198	—
Non-cash settlement of management fees	8	—	(1,561)	—
Revaluation of contingent consideration	25	(4,038)	(236)	—
Derecognition of contingent consideration		—	(352)	—
Hedging gain		(1,695)	—	—
Stock based compensation expense	22	4,928	1,938	332
Working capital changes:
(Increase)/decrease in trade and other receivables		(15,250)	(13,628)	(90)
Increase/(decrease) in trade and other payables		(83,021)	12,289	(2,107)
Decrease/(increase) in digital assets	21	36,751	(80,331)	(1,236)
Net cash used in operating activities		(70,663)	(27,817)	2,520

Investing activities
Investment at fair value through profit or loss	15	—	(220)	—
Acquisition of subsidiaries, net of cash acquired	17	—	(664)	—
Cash disposed of on disposal of subsidiary	19	(1,357)	—	—
Investment in associate	16	—	(7,353)	—
Foreign exchange on investing activities		—	—	48
Interest received		—	—	1
Proceeds from sale of investment	15	—	772	—
Purchase of tangible fixed assets	19	(87,353)	(78,972)	(1,808)
Proceeds from disposal of tangible fixed assets		10,028	—	704
Purchase of digital assets	21	—	(15,009)	—
Proceeds from sale of digital assets	21	84,225	11,308	—
Mining equipment prepayment		—	(47,426)	—
Net cash generated from/(used in) investing activities		5,543	(137,564)	(1,055)

Financing activities
Proceeds from new loan issuance		78,418	22,239	(968)
Proceeds from issue of loan in conjunction with the disposal of subsidiary	14	8,033	—	—
Lease payments		(75)	(7,379)	—
Loan repayments		—	(1,196)	—
Interest paid		(18,321)	(122)	(157)
Proceeds from debt issue - net of issue costs	26	—	26,908	—
Proceeds from Common stock issued - net of issue costs	23	—	134,684	1,550
Net cash generated from financing activities		68,055	175,133	425
Net increase in cash and cash equivalents		2,935	9,752	1,890
Effect of foreign exchange on cash and cash equivalents		1,924	—	—
Cash and cash equivalents at beginning of period		11,803	2,051	161
Cash and cash equivalents at end of period		16,662	11,803	2,051

Material non-cash movements:

●	The Group sold its Helios facility during the year, in exchange for paying down existing debt amounting to £70,764,000 and the issuance of £25,356,000 of the new loan. See Note 19 for additional details.
●	In March 2022, the Group entered into an agreement to exchange mining machines and terminate a hosting agreement. See Note 19 for additional details.

		Year ended	Year ended
		31 December	31 December
		2022	2021
Group - net debt reconciliation		£’000	£’000
Current loans and borrowings	26	(9,624)	(23,391)
Current lease liability		(4)	(7)
Non-current issued debt – bonds	26	(31,356)	(26,908)
Non-current loans and borrowings	26	(21,492)	(3,391)
Non-current liability - lease		(448)	(370)
Cash and cash equivalents		16,662	11,803
Total net debt		(46,262)	(42,264)

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

Restatement of 2022 taxes

The 2022 income tax accounting was completed based on preliminary information at the time of the financial statement completion. When updating the income taxes for 2023 it was determined that the 2022 estimates were inaccurate and have been restated.

The impact on the 2022 financial statements are as follows:

Income tax recovery increased by £9,124 from £361 to £9,485.

Cumulative translation adjustment decreased by £142 from £1,735 to £1,593

Net loss decreased by £9,124 from a loss of £194,231 to a loss of £185,107.

Deferred tax liability decreased by £8,782 from £8,782 to £nil.

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

The Group and Company has in issue 18,698,304 warrants and options at 31 December 2022 (2021: 17,688,897).

	2022	2021	2020
Net profit/(loss) for the period attributable to ordinary equity holders from continuing operations (£’000)	(185,107)	30,765	1,442
Weighted average number of ordinary shares in issue (’000)	473,930	397,513	303,436
Basic earnings (loss) per share for continuing operations (pence)	(39.1)	7.7	0.5

Net profit/(loss) for the period attributable to ordinary equity holders for continuing operations (£’000)	(185,107)	30,765	1,442
Diluted number of ordinary shares in issue (’000)	473,930	415,201	344,638
Diluted earnings (loss) per share for continuing operations (pence)	(39.1)	7.4	0.4

The diluted loss per Ordinary Share is calculated by adjusting the weighted average number of Ordinary Shares outstanding to consider the impact of options, warrants and other dilutive securities. As the effect of potential dilutive Ordinary Shares in the current year would be anti-dilutive, they are not included in the above calculation of dilutive earnings per Ordinary Share for 2022.

13.TAXATION

	2022	2021	2020
Current tax:	£’000	£’000	£’000

Current tax on(loss)/ profit for the year	(9,485)	7,679	—
Adjustments in respect of prior periods	—	—	—
Total current tax	(9,485)	7,679	—

	2022	2021	2020
Deferred tax:	£’000	£’000	£’000

Origination and reversal of temporary differences	—	827	—
Total deferred tax liability	—	827	—
Total tax (credit)/charge	(9,485)	8,506	—

No deferred tax has been recognised on the losses brought forward and carried forward on the UK, Canada and US losses given the uncertainty on the generation of future profits.

Income tax expense

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2022	2021	2020
	£’000	£’000	£’000
Profit (loss) before taxation	(194,592)	39,271	1,442
Expected tax charge (recovery) based on a weighted average of 25% (2021 - 25% 2020 - 24%) (UK, US and Canada)	(48,648)	9,746	346

Effect of expenses not deductible in determining taxable profit	26,406	1,779	3
Capital allowances in excess of depreciation	6,848	(3,770)	(101)
Other tax adjustments	205	(137)	(703)
Other timing differences	—	(385)	—
Origination and reversal of temporary differences	(827)	827	—
Unutilised tax losses carried forward	6,531	445	455
Taxation charge in the financial statements	(9,485)	8,506	—

The group has tax losses available to be carried forward and used against trading profits arising in future periods of approximately £72,000,000 (2021 - £10,476,000).

The weighted average applicable tax rate was 25% (2021: 25%).

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	2022	2021
Deferred tax liabilities	£’000	£’000

Digital assets	—	286
Gain on fair value of property acquired (see note 17)	—	442
Share of other comprehensive income of associates	—	99
Property, plant and equipment	—	—
Total deferred tax	—	827
Current portion	—	286
Non-current	—	541

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

As at 31 December 2022	Coins / tokens	Fair value
Crypto asset name		£’000
Token deals	—	771
Ethereum - ETH	518	519
Polkadot - DOT	32,964	118
Alternative coins	—	164
As at 31 December 2022	—	1,572

19.TANGIBLE FIXED ASSETS

			Mining and		Assets
	Right of	Office	Computer	Machine	Under	Data centre
	use Assets	Equipment	Equipment	components	Construction	Improvements	Data centres	Equipment	Total
Group	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Cost
At 1 January 2022	358	49	58,499	—	61,306	85	10,466	—	130,763

Foreign exchange movement - cost	17	—	2,744	—	7,287	4	560	—	10,612
Additions	75	—	117,246	17,364	—	7	—	86	134,779
Transfers to another class - cost	—	—	—	—	(68,593)	—	68,593	—	—
Disposals	—	(2)	(60,809)	—	—	—	(68,593)	—	(129,404)
At 31 December 2022	450	47	117,680	17,364	—	96	11,026	86	146,749

Depreciation and impairment
At 1 January 2022	8	—	18,507	—	—	65	229	—	18,809
Foreign exchange movement	—	—	868	—	—	3	11	—	882
Depreciation charged during the period	7	14	16,549	—	—	19	6,846	12	23,448
Impairment in asset	—	—	29,797	15,121	—	—	225	—	45,143
Disposals	—	—	—	—	—	—	(5,817)	—	(5,817)
At 31 December 2022	15	14	65,721	15,121	—	87	1,494	12	82,464

Carrying amount
At 1 January 2022	350	49	39,992	—	61,306	20	10,237	—	111,954
At 31 December 2022	435	33	51,959	2,244	—	9	9,532	74	64,285

	Right of use Assets	Office Equipment	Mining and Computer Equipment	Assets Under Construction	Data centre Improvements	Data centres	Total
Group	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Cost
At 1 January 2021	7,379	—	17,865	—	85	—	25,329

Foreign exchange movement	—	—	(62)	—	—	—	(62)
Acquisition through business combination	358	—	—	12,180	—	10,466	23,004
Additions	—	49	33,317	49,126	—	—	82,492
Transfer to another class	(7,379)	—	7,379	—	—	—	—
At 31 December 2021	358	49	58,499	61,306	85	10,466	130,763

Depreciation and impairment
At 1 January 2021	—	—	7,443	—	48	—	7,491
Foreign exchange movement	—	—	(65)	—	—	—	(65)
Depreciation charged during the period	3,281	—	7,856	—	17	229	11,383
Transfer to another class	(3,273)	—	3,273	—	—	—	—
At 31 December 2021	8	—	18,507	—	65	229	18,810

Carrying amount
At 1 January 2021	7,379	—	10,422	—	—	—	17,833
At 31 December 2021	350	49	39,992	61,306	20	10,237	111,954

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

	Grant
	date				Risk Free
	share	Exercise			interest	Marketability
Grant date	price	price	Volatility	Life	rate %	discount
25 July 2018	0.08	0.16	40%	6 years	0.01	75%
17 July 2019	0.09	0.16	40%	6 years	0.01	90%
5 February 2020	0.07	0.07	40%	6 years	0.01	0%
3 February 2021	0.94	0.94	112%	10 years	0.01	0%
24 June 2021	1.26	1.26	112%	10 years	0.01	0%
27 June 2021	1.35	1.35	112%	10 years	0.01	0%
1 July 2021	1.23	1.16	112%	10 years	0.01	0%
13 July 2021	1.00	1.00	112%	10 years	0.01	0%
22 September 2021	1.57	1.57	112%	10 years	0.01	0%
23 November 2021	1.30	1.30	112%	10 years	0.01	0%
17 December 2021	0.86	0.86	112%	10 years	0.01	0%
19 May 2022	0.51	0.51	112%	10 years	0.01	0%
27 June 2022	0.34	0.34	112%	10 years	0.01	0%

23.COMMON STOCK

	As at 31	As at 31
	December 2022	December 2021
	£’000	£’000
Ordinary share capital
Issued and fully paid
468,082,335 Ordinary Shares of £0.001 each	468	303
Issued in the period
9,742,831 Ordinary Shares of £0.001 each	10	165
Fully paid not yet issued
Ordinary Shares of £0.001 each	—	—
477,825,166 Ordinary Shares of £0.001 each	478	468

Additional paid-in capital
At beginning of the period	139,581	1,540
Cancelled during the period	—	—
Issued in the period	4,167	150,977
Issue costs	—	(12,936)
Fully paid not yet issued	—	—
At the end of period	143,748	139,581

24.RESERVES

The following describes the nature and purpose of each reserve:

Reserve	Description
Common stock	Represents the nominal value of equity shares

Additional paid-in capital	Amount subscribed for share capital in excess of nominal value

Share based payment reserve	Represents the fair value of options and warrants granted less amounts transferred on exercise, lapse or expiry

Currency translation reserve	Cumulative effects of translation of opening balances on non-monetary assets between subsidiaries functional currencies (Canadian dollars and US Dollars) and Group presentational currency (Sterling).

Fair value reserve	Cumulative net gains on the fair value of intangible assets

Other comprehensive income of equity accounted associates	The other comprehensive income of any associates is recognised in this reserve

Accumulated surplus	Cumulative net gains and losses and other transactions with equity holders not recognised elsewhere.

25.TRADE AND OTHER PAYABLES

	2022	2021
	£’000	£’000
Trade payables	2,754	10,259
Accruals and other payables	5,042	4,986
Other taxation and social security	314	—
Total trade and other creditors	8,110	15,245

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