Form 20-F
period 2023-12-31
Argo Blockchain Plc
filed 2024-04-30
CIK 1841675

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

536,963,471 Ordinary Shares, par value £$0.001 per share, were outstanding as of December 31, 2023

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

Our financial statements in this annual report on Form 20-F (this “Annual Report”) were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IASB (“IFRS”).

Our financial information is presented in U.S. dollars as described in Note 3 of the annual financial statements. All references in this report to “$” mean U.S. dollars, all references to “£” and “GBP” mean pound sterling and all references to “CAD $” mean Canadian dollars.

We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

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

You should read this Annual Report and the documents that we reference in this Annual Report and have filed as exhibits to this Annual Report, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements.

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

GLOSSARY OF INDUSTRY TERMS AND CONCEPTS

Throughout this report, we use a number of industry terms and concepts which are defined as follows:

●	application-specific integrated circuits or ASICs: Computer microchips designed for a particular use, in this case, mining cryptocurrency. ASICs are considered far superior in terms of performance and efficiency to the central processing units and graphics processing units found inside personal computers.
●	Bitcoin: The first implementation of cryptocurrency, a form of digital money that uses blockchain technology, initially introduced in a white paper titled Bitcoin: A Peer-to-Peer Electronic Cash System by Satoshi Nakamoto. When we reference our Bitcoin production or Bitcoin holdings, we include other digital assets. The conversion rate to Bitcoin is based on the price quoted for such cryptocurrency compared to Bitcoin on CoinGecko.com on the referenced date at 11:59 UTC. With respect to other cryptocurrencies mined, the conversion rate to Bitcoin is based on the price quoted for such cryptocurrency compared to Bitcoin on CoinGecko.com at 11:59 UTC on the date it was mined.
●	block: Synonymous with digital pages in a ledger. Blocks are added to an existing blockchain as transactions occur on the network. Miners are rewarded for “mining” a new block.
●	blockchain: A cryptographically secure digital ledger that maintains a record of all transactions that occur on the network and follows a consensus protocol for confirming new blocks to be added to the blockchain.
●	CBDC: Central bank digital currency, a form of government-backed stablecoin.
●	cold storage: The storage of private keys in any fashion that is disconnected from the internet. Common cold storage examples include offline computers, USB drives, or paper records.
●	consensus: The protocol that allows a blockchain network to be secure by governing how transactions are processed and new blocks are added to the blockchain.
●	cryptocurrency: Digital assets that are designed to work as a medium of exchange, unit of account, and/or store of value.
●	digital asset: A broad term for anything that can be stored and transmitted electronically, and has associated ownership or use rights. As used in this report, the term “digital assets” refers to assets that are created and maintained with software (code), and exist as data on a blockchain network.
●	digital asset ecosystem: The broad ecosystem of individuals, organizations, platforms, networks and other elements that use and support the use of digital assets and related technologies, across any number of industries and use cases.
●	Ethereum: Ethereum is a peer-to-peer blockchain network that was originally described in a 2013 white paper by Vitalik Buterin, a programmer involved with Bitcoin. The Ethereum network allows people to exchange digital assets, called Ether (“ETH”), which can be used to pay for goods and services, including computational power on the Ethereum network. Ethereum also allows users to write and implement smart contracts that are used to create digital assets other than ETH on the Ethereum network, move digital assets in accordance with conditional instructions and create markets, among other things. Smart contract operations are executed on the Ethereum network in exchange for payment of ETH. Ethereum has recently been popularly used for DeFi applications.
●	fork: A fundamental change to the software underlying a blockchain which results in two different blockchains: the original version and the new version. In some instances, the fork results in the creation of a new digital asset.
●	hash: A function that takes an input, and then outputs an alphanumeric string known as the “hash value.” Each block in a blockchain contains the hash value of the block before it followed by its own hash value. Hash functions are used to demonstrate proof-of-work and confirm transactions on a blockchain.
●	hashrate: A measure of the computing power in use on a blockchain network.
●	hashprice: A measure that refers to the expected value of 1 petahash per second of hashing power per day. Hashprice is a function of four inputs: network difficulty, Bitcoin price, block subsidy, and transaction fees.
●	hot wallet: A wallet that is connected to the internet, enabling it to broadcast transactions to a blockchain network.

●	miner: Individuals or entities who operate a computer or group of computers that add new transactions to blocks, and verify blocks created by other miners. Miners collect transaction fees and are rewarded with new digital assets for their services.
●	mining: The process by which new blocks are created, and thus new transactions are added to the blockchain.
●	mining difficulty: In a proof-of-work network, difficulty is the measure of how difficult it is to mine a new block by solving the hashing algorithm. On the Bitcoin network, the network programmatically adjusts the difficulty every 2,016 blocks so that the average time it takes to add a new block remains approximately 10 minutes.
●	mining machines: Any ASIC- or GPU-based machines that are mining cryptocurrency.
●	mining pools: Mining pools are groups of miners that combine their computing resources over a network to increase the probability they will solve the next block more quickly than any other miner (or other mining pool).
●	network: The collection of all miners that use computing power to maintain the ledger and add new blocks to the blockchain. Most networks are decentralized, reducing the risk of a single point of failure.
●	protocol: A type of algorithm or software that governs how a blockchain network operates.
●	proof-of-work: A protocol for establishing consensus across a system that ties mining capability to computational power. Hashing a block, which is in itself an easy computational process, now requires each miner to solve for a set, difficult variable. In effect, the process of hashing each block becomes a competition. This addition of solving for a target increases the difficulty of successfully hashing each block. For each hashed block, the overall process of hashing will have taken some time and computational effort.
●	proof-of-stake: An alternative consensus protocol, in which a “validator” uses their own digital assets to validate transactions or blocks. Validators “stake” their digital assets on whichever transactions they choose to validate. If a validator validates a block (group of transactions) correctly, it will receive a reward. Typically, if a validator verifies an incorrect transaction, it will lose the digital assets that it staked. Proof-of-stake generally requires a negligible amount of computing power compared to proof-of-work.
●	public key or private key: Each public address on a blockchain network has a corresponding public key and private key that are cryptographically generated. A private key allows the recipient to access any digital assets belonging to the address, similar to a bank account password. A public key helps validate transactions that are broadcast to and from the address. Addresses are shortened versions of public keys, which are derived from private keys.
●	stablecoin: Digital assets designed to minimize price volatility by tracking the price of an underlying asset such as fiat money or an exchange-traded commodity (such as precious metals or industrial metals). Stablecoins may attempt to maintain a stable value by being backed by physical reserves of the underlying asset, or may rely on other methods, such as algorithmically controlled supply.
●	wallet: A place to store public and private keys for digital assets. Wallets are typically software, hardware, or paper-based.

PART I

Item 1.       Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2.       Offer Statistics and Expected Timetable

Not Applicable.

Item 3.       Key Information

A.    Reserved

B.    Capitalization and indebtedness.

Not Applicable.

C.    Reasons for the offer and use of proceeds.

Not Applicable.

D.    Risk Factors.

Risk Factors Summary

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, which are qualified in their entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Report. The risks and uncertainties described below are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows could be materially and adversely affected.

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

We began our operations in December 2017, and since our incorporation our business model has evolved significantly. While our annual net revenue has increased since our formation, there is no assurance that this growth rate will continue in future periods and you should not rely on the revenue growth or otherwise of any given period as an indication of our future performance. We may not generate sufficient revenue to achieve positive cash flow from operations or profitability in any given period, and our limited operating history and the volatile nature of our business and the cryptocurrency industry make it difficult to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties, including, but not limited to those described in this section. If we do not manage these risks successfully, our business may be adversely impacted. If our growth rate were to decline significantly or become negative, it could adversely affect our operating results and financial condition. If we are not able to achieve or maintain positive cash flow from operations, our business may be adversely impacted and we may require additional financing, which may not be available on favorable terms or at all, or which could be dilutive to our ADS holders.

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

Our recurring losses from operations, the pending maturities of and debt service on our outstanding indebtedness, and macro-economic conditions in the cryptocurrency markets, increases in the cost of energy generally as well as the cost to us in particular, among other factors, raise substantial doubt about our ability to continue as a going concern. These factors and management’s assessment of our prospects to continue as a going concern are included disclosures in Note 3 to our audited consolidated financial statements for the year ended December 31, 2023 (the “Annual Financial Statements”), and our independent registered public accounting firm included an explanatory paragraph in its report on our Annual Financial Statements with respect to this uncertainty. Our Annual Financial Statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty. Our ability to continue as a going concern will require us to obtain additional funding. If we are unable to raise capital when needed or on acceptable terms, we could be forced to delay, reduce or eliminate certain of our operations, and our stockholders could lose all, or a significant portion, of their investment in us.

We have an evolving business model, which is subject to various uncertainties.

Our business model has significantly evolved since our incorporation and we expect it to continue to do so in the future. For example, in the past, we operated as a mining-as-a-service (“MaaS”) business. Beginning in 2019, in the face of an industry-wide downturn, we terminated our MaaS contracts and commenced mining for our own account. Additionally, we previously focused on owning and operating mining facilities, but beginning in late 2022 we have shifted to a model that seeks to strike a balance between owning and operating our own mining facilities and utilizing third party facilities with access to reliable, low-cost and renewable energy. As digital assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model may need to evolve as well. As a result, from time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. These modifications may increase the complexity of our business and place significant strain on our management, personnel, operations, systems, technical performance, and financial resources. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities within the cryptocurrency industry and we may lose out on such opportunities. Such circumstances could have a material adverse effect on our business, prospects, financial condition and operating results.

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

The price of cryptocurrencies and digital assets and associated demand for buying, selling, and trading cryptocurrencies and digital assets have historically been subject to significant volatility. For example, Bitcoin’s aggregate market value exceeded $320 billion as of January 1, 2023 compared to approximately $840 billion as of January 1, 2024, based on Bitcoin prices quoted on CoinGecko.com. The price and trading volume of any digital asset is subject to significant uncertainty and volatility, depending on a number of factors, including:

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

The market value of digital assets may also be affected by the activities of “professionalized” mining operations. Since Bitcoin was launched, digital asset mining operations have evolved from individual users mining with computer processors, graphics processing units and first-generation ASIC mining machines to businesses with sophisticated operations using the latest ASIC technology, particularly operations mining Bitcoin. These professionalized mining operations are of a greater scale than individual and casual miners and have more defined and regular expenses and liabilities. These regular expenses and liabilities require professionalized mining operations to maintain profit margins on the sale of mined digital assets, including Bitcoin. To the extent the price of digital assets decline and such profit margin is constrained, professionalized miners may be incentivized to more immediately sell any digital assets, including Bitcoin, earned from mining operations, whereas it is believed that individual miners in past years were more likely to hold newly mined digital assets for more extended periods. If professional mining operations were to collectively implement strategies to immediately sell newly mined digital assets, including Bitcoin, it would greatly increase the available trading supply of such digital assets, potentially creating downward pressure on the market price.

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

For the year ended December 31, 2023 and December 31, 2022, we derived the majority of our net revenue from transaction fees and cryptocurrency rewards generated in connection with mining Bitcoin. As such, in addition to the factors impacting the broader blockchain ecosystem and the prices of digital assets described in this section, our business may be adversely affected if the market for Bitcoin deteriorates or if its price declines, including as a result of the following factors:

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

We may at times employ various risk mitigation strategies, such as trading Bitcoin for alternative digital assets or stablecoins or purchasing Bitcoin futures, options, and other derivatives contracts, designed to minimize the impact of volatility in the Bitcoin market and other cryptocurrencies on our balance sheet. Such techniques will not always be possible to implement and when possible will not always be effective in limiting losses and may also result in additional counterparty risk, costs, and potentially losses. Hedging against a decline in the value of a particular cryptocurrency does not eliminate fluctuations in the values of positions we hold or prevent losses if the values of such positions decline, but may moderate the decline in value. However, such hedge transactions also limit the opportunity for gain if the value of the hedged cryptocurrency should increase. Moreover, it may not be possible to hedge against a fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at a price sufficient to protect from the anticipated decline in value of the cryptocurrency anticipated as a result of such a fluctuation. We may choose not to engage in a hedging transaction for a number of reasons, including if the expense associated with such hedging transaction is perceived as being too costly or other factors. Failure to hedge our exposure to digital currencies or convert digital currencies into fiat when their value is high can lead to liquidity shortages if the value of digital currencies declines precipitously, as happened in 2022. The successes of our hedging transactions are subject to our ability to correctly predict market fluctuations and movements and our ability to monitor any hedging transactions that we enter into. Therefore, while we may enter into such transactions to seek to reduce risks, unanticipated market movements and fluctuations may result in a poorer overall performance than if we had not engaged in any such hedging transactions.

Cyberattacks and security breaches of our own or our third-party service providers or partner’s cryptocurrency operations, or those impacting underlying digital asset networks, could adversely impact our business, operating results and financial condition.

Digital assets, the wallets in which they are stored and the networks and exchanges on which they are traded are based on software code which has generally been written, maintained and updated by third parties. Flaws in this software code have been exposed by certain actors, sometimes for malicious ends. Most of our sensitive and valuable data, including digital assets are stored with a third-party custodian, Gemini Custody, a product of the Gemini Trust Company, LLC, a trust company regulated by the New York Department of Financial Services. (the “Custodian”). We also rely on the digital asset community and our third-party service providers to optimize and protect sensitive and valuable data, confidential information and identify vulnerabilities of blockchain networks. The digital asset community will often identify and correct errors and defects in the code underlying digital asset networks, including those that may disable some functionalities of our systems or expose data. For example, in 2018, a vulnerability in the Bitcoin network source code that could in certain circumstances allow miners to double-spend Bitcoin and thereby increase the supply of Bitcoin was discovered. There can be no guarantee that the measures intended to safeguard digital assets and related software, and the work of the digital asset developer community, will identify or resolve all vulnerabilities, errors and defects prior to a malicious actor being able to exploit them. Any actual or perceived data security breach we experience, or of our third-party partners or any underlying digital asset network, may:

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

Our business strategy is substantially dependent on the market price of Bitcoin. As of January 1, 2024, Bitcoin was the largest digital asset by market capitalization and had the largest user base and largest combined mining power. Despite this first to market advantage, as of January 1, 2023, there were more than 17,000 alternative digital assets tracked by CoinMarketCap.com, having a total market capitalization of approximately $2.2 trillion (including the approximately $0.32 trillion market cap of Bitcoin), as calculated using market prices and total available supply of each digital asset.

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

The market price of our securities may be volatile and, in the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm its business. We are currently subject to a class action lawsuit. The case, Murphy vs Argo Blockchain plc et al, was filed in the Eastern District of New York on January 26, 2023. We filed a motion to dismiss the case on February 7, 2024, and are still awaiting the judge's ruling on the motion to dismiss at the time of this filing.

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

Currently, there is a relatively limited use for digital assets in retail and commercial marketplaces, which we believe has contributed to price volatility and could therefore adversely affect an investment in our ADSs. Banks and other established financial institutions may, and do, refuse to process funds for digital asset transactions, process wire transfers to or from digital asset trading platforms, cryptocurrency-related companies or service providers, and maintain accounts for persons or entities transacting in digital assets. Actions by U.S. banking regulators have made it more difficult for digital asset companies to obtain and maintain banking relationships needed in their businesses. Conversely, a significant portion of digital asset demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility undermines digital assets’ role as a medium of exchange, as retailers are much less likely to accept it as a form of payment. Use of digital assets as a medium of exchange and payment method may never achieve widespread adoption. Any such failure or a decline in acceptance and adoption could have an adverse effect on the value of Bitcoin or any other digital assets we mine or otherwise acquire or hold for our own account, which in turn could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations.

The future development and growth of digital assets is subject to a variety of factors that are difficult to predict and evaluate. If the adoption and development of digital assets does not grow as we expect, our business, operating results and financial condition could be adversely affected.

Digital assets built on blockchain technology were only introduced in 2008 and remain in the early stages of development. In addition, different digital assets are designed for different purposes. Bitcoin, for instance, was designed to serve as a peer-to-peer electronic cash system. Many other digital asset networks with other intended purposes — ranging from cloud computing to tokenized securities networks — have only recently been established. The further growth and development of any digital assets and their underlying networks and other cryptographic and algorithmic protocols governing the creation, transfer, and usage of digital assets represents a new and evolving paradigm that is subject to a variety of factors that are difficult to evaluate, including:

●	Many digital asset networks have limited operating histories, have not been validated in production, and are still in the process of developing and making significant decisions that will affect the design, supply, issuance, functionality and governance of their respective digital assets and underlying blockchain networks, any of which could adversely affect their respective digital assets and underlying networks.
●	Digital asset networks may implement software upgrades and other changes to their protocols, which could introduce bugs or security risks, or otherwise adversely affect the respective digital assets and underlying networks.
●	Several large networks are developing new features to address fundamental speed, scalability and power usage issues. If these issues are not successfully addressed, or such new features are unable to achieve widespread adoption, it could adversely affect the underlying digital assets.
●	Security issues, bugs and software errors have been identified with many digital assets and their underlying blockchain networks, some of which have been exploited by malicious actors. There are also inherent security weaknesses in some digital assets, such as when creators of certain digital asset networks use procedures that could allow hackers to counterfeit the respective digital asset. Any weaknesses identified with a digital asset or its underlying network could adversely affect its price, security, liquidity and adoption. If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the computing or staking power on a digital asset network, as has happened in the past, it may be able to manipulate transactions, which could cause financial losses to holders, damage the network’s reputation and security and adversely affect the value of the relevant digital asset.
●	The development of new technologies for mining digital assets, such as improved application-specific integrated circuits (commonly referred to as ASICs), or changes in industry patterns, such as the consolidation and concentration of mining power in a small number of large mining farms or mining pools, could reduce the security of digital asset networks, lead to increased liquid supply of digital assets and reduce the value and appeal of digital assets.
●	If rewards and transaction fees for miners or validators on any particular digital asset network are not sufficiently high to attract and retain miners or validators, a digital asset network’s security and speed may be adversely affected, increasing the likelihood of a malicious attack that could adversely affect the value of the digital asset, or digital assets broadly.

●	Certain digital assets have concentrated ownership or an “admin key,” allowing a small group of holders to have significant unilateral control and influence over key decisions relating to their underlying networks, such as governance decisions and protocol changes, as well as the market price of such digital assets. The governance of many decentralized digital asset networks is by voluntary consensus and open competition with no clear leadership structure or authority, and many developers are not directly compensated for their contributions. As a result, there may be a lack of consensus or clarity on the governance of any particular digital asset network, a lack of incentives for developers to maintain or develop the network and other unforeseen issues, any of which could result in unexpected or undesirable errors, bugs or changes, or stymie such network’s utility and ability to respond to challenges and grow. Additionally, the decentralized nature of the governance of digital asset networks may lead to ineffective decision-making that slows development or prevents a network from overcoming emergent obstacles. The lack of clarity in governance of digital asset networks may lead to ineffective decision-making that slows development and growth of such digital assets.
●	Many digital asset networks are in the early stages of developing partnerships and collaborations, all of which may not succeed. Such lack of success could adversely affect the usability and adoption of the respective digital assets.

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

The loss or destruction of any private keys required to access our digital assets may be irreversible. If we or our Custodian are unable to access our private keys (whether due to a security incident or otherwise), it could cause direct financial loss, regulatory scrutiny, and reputational harm.

Digital assets are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the digital assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the digital assets held in such a wallet. To the extent that any of the private keys relating to any hot or cold wallets containing our digital assets is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the digital assets held in the related wallet and, in most cases, the private key will not be capable of being restored. The loss or destruction of a private key required to access digital assets may be irreversible. Further, we cannot provide assurance that any wallet holding our digital assets, either maintained directly by us or by our Custodian on our behalf, will not be hacked or compromised. Digital assets, related technologies, and digital asset service providers such as custodians and trading platforms have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. As such, any loss or misappropriation of the private keys used to control our digital assets due to a hack, employee or service provider misconduct or error, or other compromise by third parties could result in significant losses, hurt our brand and reputation, and potentially the value of any Bitcoin or other digital assets we mine or otherwise acquire or hold for our own account, and adversely impact our business.

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

Open source digital asset networks, including Bitcoin, may adopt changes to their protocols and software over time which could negatively impact our business and operations.

The governance of decentralized digital asset networks, such as the Bitcoin network, is by voluntary consensus and open competition. As a result, there may be a lack of consensus or clarity on the governance of any particular decentralized digital asset network, which may stymie such network’s utility and ability to grow and face challenges. For example, as an open source project, Bitcoin is not represented by an official organization or authority. Since its introduction, Bitcoin has been under active development by a group of uncompensated engineers known as core developers, who work on the reference implementation, Bitcoin Core. The role of core developers may evolve over time, largely based on self-determined participation. These contributors can propose refinements or improvements to the Bitcoin network’s source code through one or more software upgrades that alter the protocols and software that govern the Bitcoin network and the properties of Bitcoin. If a significant majority of users and miners adopt amendments to a decentralized network based on the proposals of such core developers, such network will be subject to new protocols. Certain modifications may have an adverse effect on a digital asset network or the value of a digital asset, or may have unintended consequences. For example, development of the Bitcoin software has increasingly focused on modifications of the Bitcoin protocol to enhance speed and scalability. Such projects may have the effect of increasing the data flow on the Bitcoin network and could either “bloat” the size of the blockchain or result in slower confirmation times. To the extent modifications to digital assets that we mine are adopted that reduce the value of or demand for the digital asset, it would have an adverse effect on our business and investment in our ADSs.

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

Cryptocurrency mining for proof-of-work networks involves substantial commitments of physical resources, such as space and purpose-built hardware, and involves substantial ongoing commitments in power to run the network that is performing the mining. If at any time the rewards provided for mining become less valuable than the costs and expenses of running a mining operation, it can be expected that mining of such digital asset would greatly decline or even cease. For example, around the time of the Bitcoin reward halving in May 2020, the total network hashrate on the Bitcoin network declined by approximately 30%. Other external factors, such as a government taking action to prohibit or otherwise regulate mining activity could also result in a reduction in miners, as seen in China during June and July 2021. The cessation of mining operations would materially harm, if not shut down completely, the ability of the distributed network to verify transactions in such digital asset. A significant reduction in the number of miners may expose a digital asset network’s verification process to deliberate manipulation by malicious actors that come to control the verification process.

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

Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked digital assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked digital assets, and which results in further confusion to individuals as to the nature of assets they hold on digital asset trading platforms. In addition, several of these forks were contentious and as a result, participants in certain digital asset user and developer communities may harbor ill will toward other communities. As a result, certain community members may take actions that adversely impact the use, adoption, and price of Bitcoin.

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

In the past years, multiple digital asset platforms have commenced bankruptcy or insolvency proceedings, including Voyager Digital Holdings, Inc., Celsius Network, Ltd. (“Celsius”), FTX Trading Ltd., BlockFi Inc., and Genesis Global Holdco, LLC. These digital asset platforms commenced bankruptcy proceedings under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), in large part because the platforms did not have sufficient funds or digital assets available to satisfy the claims and entitlements of their customers and account holders. The bankruptcy proceedings for each of these platforms remain ongoing, and the treatment and recoveries of account holders and creditors of these digital asset platforms is largely undetermined.

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

There has also been a growing number of attempts to list on national securities exchanges the shares of funds that hold Bitcoin and other cryptocurrencies or that have exposures to Bitcoin and other cryptocurrencies through derivatives, such as Bitcoin-based exchange traded funds (“ETFs”). These investment vehicles attempt to provide institutional and retail investors exposure to markets for cryptocurrencies and related products. On January 10, 2024, the SEC approved the listing and trading of ETFs to track the spot price of Bitcoin. As of March 31, 2024, net inflows to the spot Bitcoin ETFs are estimated to exceed $12 billion, and the price of Bitcoin has increased by 53% since the SEC approval of the ETFs. In March 2024, the aggregate market value of Bitcoin exceeded $1 trillion, based on Bitcoin prices quoted on CoinGecko.com. While we expect the value of Bitcoin to remain volatile, we believe the approval of the spot Bitcoin ETF and the increase in aggregate market value signal institutionalization and wider adoption of Bitcoin.

Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors in our ADSs.

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

Risks Related to Third Parties

We rely on our Custodian for the long-term holding of our digital assets, and actual or perceived security threats could result in the loss of our assets, which would have an adverse impact on our ADSs.

We rely on third parties to safeguard our digital assets from theft, loss, destruction or other issues relating to hackers and technological attack, including the Custodian for our long-term Bitcoin holdings. Such parties are responsible for taking such steps as they determine, in their sole judgment, to be required to maintain access to the private keys controlling our digital assets and prevent their exposure from hacking, malware and general security threats, including the use of “cold storage,” of our long-term holdings. These safeguards may be breached due to the actions of outside parties, our third-party service providers or partners, error or malfeasance of an employee of ours, the Custodian or otherwise, and, as a result, an unauthorized party may obtain access to our assets held with the Custodian, our private keys (and therefore the digital assets) or other data. Additionally, threat actors may attempt to fraudulently induce our employees or those of the Custodian to disclose sensitive information (including personal data) in order to gain access to our or the Custodian’s infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, either or both of the Company and the Custodian or other service providers may be unable to anticipate these techniques or implement adequate preventative measures. In addition, these third parties, including the Custodian, may become insolvent, in which case we may have difficulty accessing digital assets held by those third parties and may even lose all or a portion of the digital assets held by such parties. Financial difficulty, fraud or misrepresentation at one of these institutions could also impair our operational capabilities or capital position. An actual or perceived security breach (including data, cyber and physical) at the Custodian could harm our ability to operate, result in loss of our assets, damage our reputation and negatively affect the market perception of our effectiveness, all of which could in turn adversely affect the value of our ADSs.

The limited rights of legal recourse against our Custodian of our digital assets available to us and our lack of insurance protection for risk of loss of our digital assets exposes us to the risk of loss of our digital assets for which no person may ultimately be held liable and we may not be able to recover our losses.

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

We face competition in acquiring mining machines from major manufacturers, and at a given time, mining machines may only be available for pre-order months in advance. For example, the lead time for new mining hardware from our manufacturers varies from three to twelve months depending on a number of factors, including: the manufacturer, type of hardware and technology, and market conditions. When mining conditions are favorable, the lead time usually increases from all suppliers and manufacturers in the industry and tends to be between six to 12 months. If we are unable to acquire new mining machines, or if our cost for new mining machines is excessively high, we may not be able to keep up with our competitors, which may materially and adversely affect our business and results of operations. In some periods, the industry has experienced, and we expect may experience again in the future, a scarcity of advanced mining machines, as few manufacturers are capable of producing a sufficient number of mining machines of adequate quality to meet demand. We have acquired, and may continue to acquire in the future, mining machines through our third-party hosting providers that have relationships with equipment suppliers. Such orders are typically in “bulk” and therefore there is no guarantee that we will receive our full allocation of mining machines if the supplier does not deliver the full order. Furthermore, as we transition to operating our own facilities, we will be required to establish and maintain relationships with mining machine manufacturers directly, and we may face competition from larger or other preferred customer relationships. As a result of intense competition for the latest generation mining machines, or if we unexpectedly need to replace our mining machines due to a faulty shipment or other failure, we may not be able to secure replacement machines at reasonable costs on a timely basis.

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

The cryptocurrency for which we currently mine, Bitcoin, is subject to halving; the cryptocurrency reward for successfully uncovering a block will halve several times in the future and the cryptocurrency’s value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.

Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a proof-of-work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For Bitcoin, the reward was initially set at 50 Bitcoin currency rewards per block and this was cut in half to 25 on November 28, 2012 at block 210,000, again to 12.5 on July 9, 2016 at block 420,000 and again to 6.25 on May 11, 2020 at block 630,000. The most recent halving for Bitcoin occurred on April 19, 2024 at block 840,000, when the reward was reduced to 3.125. This process will reoccur until the total amount of Bitcoin currency rewards issued reaches 21 million, which is expected around 2140. As of December 31, 2023, the total number of Bitcoin currency rewards issued was approximately 19.6 million. While Bitcoin has had a history of price fluctuations around the halving of its block reward, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of Bitcoin does not follow these anticipated halving events, the revenue we earn from our mining operations would see a corresponding decrease, which would have a material adverse effect on our business and operations.

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

Under the Federal Power Act (the “FPA”), the Federal Energy Regulatory Commission (“FERC”) has jurisdiction over certain facilities used in the generation and transmission of electricity, including transmission facilities, certain generation interconnection facilities, power plant change in control, operation of the transmission grid, and various “paper” facilities, such as wholesale power sales contracts and market-based rate tariffs. The FPA requires FERC to establish and maintain reliability standards, and FERC has designated the National Electric Reliability Coordinator to effectuate this obligation. Operation of the transmission grid in several regions in which we may locate a cryptocurrency mining facility are governed by Independent System Operators (“ISO”) or Regional Transmission Organizations (“RTO”), all which are public utilities subject to FERC jurisdiction. To effectuate the continuous, firm supply electricity necessary for productive operation of our crypto-mining operation, it may be necessary to co-locate our facilities with power generation facilities and have such power generation facilities obtain approval from relevant ISO/RTO and other authorities to derate their generation resource for ISO/RTO purposes in favor of supplying electricity to our mining operations.

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

We currently operate our cryptocurrency mining machines from one owned facility in Canada and one hosted facility in the United States. On December 28, 2022, in connection with the sale of our Helios facility to Galaxy Digital Holdings, Ltd ("Galaxy"), we entered into a two - year hosting services agreement allowing our approximately 23,619 Bitmain S19J Pro mining machines that were operating at the Helios Facility to remain in operation at that facility.

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

Risks Related to Our ADSs and Ordinary Shares

The market price of our ADSs may be highly volatile and subject to wide fluctuations, many of which are beyond our control.

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

ADSs holders do not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

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

As a public company in the United States, we must maintain effective internal control over financial reporting in order to report in an accurate and timely manner the results of our operations and financial condition. In addition, the Sarbanes-Oxley Act will require, among other things, that we assess the effectiveness of our internal control over financial reporting at the end of each fiscal year. This process requires the investment of substantial time and resources, including by our Chief Financial Officer and other members of our management. The process of designing and implementing effective internal controls over financial reporting is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. In addition, it is currently anticipated that our independent registered public accounting firm will be required to issue an audit report on the effectiveness of our internal control over financial reporting in the fifth annual report following the completion of our U.S. initial public offering or the fiscal year following the date upon which we are no longer an emerging growth company, whichever is the sooner.

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

As a UK incorporated and tax resident entity, we are subject to UK corporate taxation on tax-adjusted trading profits. As of December 31, 2022, we had cumulative carryforward tax losses of $17.6 million. Given we do not, and are not currently expected to, generate significant taxable profit in the UK, it is unlikely that these carryforward tax losses will be utilized against future profits to reduce future tax payments or otherwise benefit from favorable UK tax legislation.

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

Argo Blockchain plc is the parent holding company of the Group. The Group consists of Argo Blockchain plc and the following subsidiaries of Argo Blockchain plc:

●	Argo Innovation Labs Inc. (previously Argo Blockchain Canada Holdings Inc.), a wholly owned direct subsidiary incorporated and registered in British Columbia, Canada. Argo Blockchain Canada Holdings Inc. was acquired upon its incorporation on January 12, 2018. On January 8, 2019, it changed its name to Argo Innovation Labs Inc.;
●	Argo Holdings US Inc., a wholly owned direct subsidiary, incorporated in Delaware on November 22, 2022
●	Argo Operating US LLC, a wholly owned indirect subsidiary, incorporated in Delaware on November 22, 2022; and
●	9377-2556 Quebec Inc., a wholly owned indirect subsidiary, incorporated and registered in Quebec, Canada.

Our registered office is located at Eastcastle House, 27/28 Eastcastle Street, London, England, W1W 8DH. Our principal executive offices are located at Eastcastle House, 27/28 Eastcastle Street, London, England, W1W 8DH. Our website address is https://argoblockchain.com and the inclusion of our website address in this Annual Report is an inactive textual reference. Information contained on, or that can be accessed through, our website is not incorporated by reference into this report, and you should not consider information on our website to be part of this report. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware, 19711.

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

Our 8.75% Senior Notes due 2026 have traded under the ticker symbol ARBKL on Nasdaq since November 18, 2021.

Capital Expenditures and Divestitures

Historically, our capital expenditures have consisted primarily of purchasing mining machines and computer equipment and improvements to the mining facilities in which we operate. In 2021 and 2022, our capital expenditures were for the purchase of mining machines and for acquiring and building mining facilities that we own and operate. This included the purchase of two mining facilities in Canada in 2021, as well as real estate in Texas in 2021 where we constructed the Helios mining facility which commenced operations in 2022. Our capital expenditures, net of disposals, were $213.1 million, $95.6 million, and $5.2 million in 2021, 2022 and 2023, respectively.

In December 2022, we divested our Helios facility via a sale of Argo Innovation Facilities (US), Inc. to a wholly owned subsidiary of Galaxy for approximately $65.0 million in gross proceeds. The proceeds were used primarily to pay down existing indebtedness.

More Information

The SEC maintains an internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company’s SEC filings can be found there and on the Company’s website at https://argoblockchain.com/investors/financial-information/financials.

B.    Business Overview

We are a leading blockchain technology company focused on large-scale mining of Bitcoin. We mine using purpose-built computers (or “mining machines”) to solve complex cryptographic algorithms (or “verify” or “solve” blocks) on the blockchain in exchange for rewards and fees denominated in the native token of that blockchain network.

Our mining strategy is to cost-effectively acquire and deploy advanced mining technology solutions in North American facilities that utilize predominantly renewable and inexpensive electricity. As of December 31, 2023, we had a fleet of more than 33,750 machines mining Bitcoin that can generate up to 2.8 exahash per second of computing power.

We began 2023 on the heels of a transformational and strategic pivot in our operations. In December 2022 we sold the Helios facility, which we designed, constructed, and energized over the course of 2021 and 2022. The transaction strengthened our balance sheet through $41 million of debt reduction and through a refinance of our remaining machine-backed loans with a new asset-backed loan from Galaxy.

Argo maintained ownership of its entire fleet of mining machines, including 23,619 Bitmain S19J Pro machines that were operating at the Helios facility prior to the sale. Those miners remained at the Helios facility following the sale and continue to operate pursuant to a hosting agreement with Galaxy. Currently, approximately 2.4 EH/s of total hashrate capacity is deployed at the Helios facility, and the machines continue to perform very well in the custom-designed immersion-cooled facility.

The hosting agreement with Galaxy allows Argo to share in the proceeds from economic curtailment, which occurs when Helios monetizes its fixed-price power purchase agreement during periods of high power prices. During the year, Argo generated approximately $7.2 million in power credits, with $3.8 million generated in the month of August during a state-wide heat wave. Not only does the ability to curtail operations benefit Argo economically, but it greatly enhances the stability of the Texas grid.

Throughout the year, the Company focused on three key pillars: financial discipline, operational excellence, and strategic partnerships for growth.

Financial discipline

After the sale of the Helios facility, the Company was able to significantly reduce its operating expenses. During the first quarter alone, Argo reduced its non-mining operating expenses by 68% compared to the run rate in the second half of 2022. The Company has been able to sustain these cost reductions, achieving a 58% reduction in non-mining operating expenses for the full year 2023 compared to the prior year.

The Company has also made progress in strengthening its balance sheet by reducing debt. For the full year 2023, the company reduced its debt by $13 million to $66 million. Most of the debt reduction was focused on the asset-backed loans with Galaxy through monthly amortization, supplemented by additional prepayments throughout the year. The prepayments were funded with proceeds of non-core asset sales and a portion of the proceeds from an equity raise completed in July 2023.

In addition, subsequent to year end, the Company paid down an additional $12.4 million of debt using a portion of proceeds raised through an equity raise in January 2024, the proceeds of the sale of non-core assets, including the Mirabel facility, and $3.3 million through monthly amortization payments. As of March 31, 2024, the debt balance owed to Galaxy was $12.8 million, and total debt was $54.0 million.

Operational excellence

After selling the Mirabel facility in March 2024, Argo continues to own and operate its data center in Baie Comeau, Quebec. The Baie Comeau site is over 40,000 square feet and has 15 MW of 99% renewable power capacity sourced from the nearby Baie Comeau hydroelectric dam.

During the third quarter of 2023, the Company deployed approximately 2,750 BlockMiner machines from ePIC Blockchain Technologies, representing approximately 300 petahash per second, at its Quebec facilities. This deployment increased the Company’s total hashrate capacity by 12% to 2.8 exahash per second.

Additionally, the Company has the ability to expand its capacity at Baie Comeau from 15 MW to 23 MW. The local municipality has approved the expansion, and the Company is in the evaluation phase of this project.

Growth and strategic partnerships

The Company continues to explore opportunities where mining can be paired with stranded or wasted energy. There is tremendous potential for energy generators to utilize mining as a balancing and optimization tool, particularly in the energy transition where limitations currently exist in the ability to store renewable energy. Argo is evaluating several projects with companies across the energy value chain.

Since inception, we have mined more than 9,756 Bitcoin for our own account through December 31, 2023. In 2023, our treasury management strategy was to sell our mined Bitcoin on a weekly basis in order to fund our operating expenses and for working capital needs. On December 31, 2023, we held 27 Bitcoin valued at approximately $1.1 million based on prices as of such date. Our total revenue was $50.6 million in the year ended December 31, 2023, a decrease of 14% compared to total revenue of $58.6 million in the year ended December 31, 2022. We generated a net loss of $35.0 million and $229.0 million in the year ended December 31, 2023 and December 31, 2022, respectively. We generated Adjusted EBITDA of $8.3 million and $(46.7) million in the year ended December 31, 2023 and December 31, 2022, respectively. Adjusted EBITDA is a financial measure not defined by IFRS. For a definition of Adjusted EBITDA, an explanation of our management’s use of this measure and a reconciliation of Adjusted EBITDA to net income/(loss), see Item 5. A “Key Indicators of Performance and Financial Condition and Non-IFRS Financial Measures.”

Cryptocurrency and Cryptocurrency Mining Overview

Blockchain and Cryptocurrencies Overview

Cryptocurrencies are a type of digital asset that function as a medium of exchange, a unit of account and/or a store of value (i.e. a new form of digital money). Cryptocurrencies operate by means of blockchain technology, which generally uses open-source, peer-to-peer software to create a decentralized digital ledger that enables the secure use and transfer of digital assets. We believe cryptocurrencies and associated blockchain technologies have potential advantages over traditional payment systems, including: the tamper-resistant nature of blockchain networks, rapid-to-immediate settlement of transactions, lower fees, elimination of counterparty risk, protection from identity theft, broad accessibility, and a decentralized nature that enhances network security by reducing the likelihood of a “single point of failure.” In recent years, cryptocurrencies have gained widespread mainstream attention and have begun to experience greater adoption by both retail and institutional investors and the broader financial markets. On January 10, 2024, the SEC approved the listing and trading of exchange traded funds (“ETFs”) to track the spot price of Bitcoin. As of March 31, 2024, net inflows to the spot Bitcoin ETFs are estimated to exceed $12 billion, and the price of Bitcoin has increased by 53% since the SEC approval of the ETFs. In March 2024, the aggregate market value of Bitcoin exceeded $1 trillion, based on Bitcoin prices quoted on CoinGecko.com. While we expect the value of Bitcoin to remain volatile, we believe the approval of the spot Bitcoin ETF and the increase in aggregate market value signal institutionalization and wider adoption of Bitcoin.

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

The protocols governing Bitcoin and other cryptocurrencies are coded to regulate the frequency at which new blocks are verified by automatically adjusting what is known as the “mining difficulty,” which is the level of computational activity required before a new block is solved and verified. For example, on the Bitcoin blockchain the protocol is coded such that a new block is solved and verified approximately every 10 minutes. As such, to the extent the hash power on the network is increased or decreased due to, for example, fluctuations in the number of active mining machines online, mining difficulty is correspondingly increased or decreased to maintain the preset interval for the verification of new blocks.

On certain cryptocurrency networks, including Bitcoin, the rewards for solving a block are also subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a proof-of-work consensus algorithm. After a predetermined number of blocks are added to the blockchain, the mining reward is cut in half, hence the term “halving.” The last halving for Bitcoin occurred on April 19, 2024, and the next halving for Bitcoin is expected in 2028. Transaction fees are variable and depend on the level of activity on the network. Generally, transaction fees increase during times of network congestion, as miners will prefer transactions with higher fees, and therefore a higher fee can reduce the time to process a transaction. Conversely, transaction fees generally decrease when there are fewer transactions on the network.

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

Emphasis on sustainability

We believe that as cryptocurrency adoption continues, it is increasingly important that this asset class evolves in an environmentally and socially responsible manner. Since inception, Argo has always maintained a strong focus on environmental sustainability, and to our knowledge, we are also the first publicly traded Bitcoin mining company to publish a sustainability report in alignment with the Task Force on Climate-related Financial Disclosures (“TCFD”) framework.

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

Mining Equipment and Suppliers

Our mining hardware primarily consists of Bitmain Antminer S19, S19 Pro, S19J Pro, and ePIC BlockMiners, featuring the latest application-specific integrated circuits (“ASICs”) for cryptocurrency mining. These machines offer superior speed and efficiency in cryptocurrency mining compared to general computing hardware. As of December 31, 2023, we had a fleet of more than 33,750 ASIC-based mining machines.

In the third quarter of 2023, we deployed approximately 2,750 BlockMiners at our Quebec facilities. The BlockMiners, which utilize the Intel Blockscale ASIC, are comparable in performance and efficiency to the Bitmain Antminer S19J Pro.

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

Exchanges, Trading Venues and Custodian

As we mine cryptocurrency, we recognize revenue on a daily basis at the market price of the cryptocurrency. We generally sell our mined cryptocurrency assets on a weekly basis in order to fund our operating expenses and for working capital needs. When we sell our cryptocurrency assets for fiat currency, we typically use OTC trading desks and exchanges that are, to the best of our knowledge, appropriately licensed and regulated to provide these services.

Our Bitcoin holdings are held by our Custodian. Additionally, we may also hold immaterial amounts of cryptocurrencies from time to time in our accounts at digital asset trading venues, in assets management platforms, or in hardware wallets maintained by us. Exchange accounts are generally subject to less stringent regulatory supervision than custodians regulated as banks or trust companies and may be subject to more security and operational risks than assets held by our Custodian.

Mining Pools

We currently contribute 100% of our hash power to mining pools. We currently mine Bitcoin through the Foundry USA Pool, which represents approximately 31% of the total Bitcoin network hashrate. Our decision to contribute hash power to a particular mining pool is based primarily on the net payout per petahash contributed. Fees (and payouts) fluctuate and are typically less than 0.3% per reward earned, on average. Mining pools are subject to various risks, including but not limited to disruption, down time, and financial solvency. If a pool experiences down time or is not yielding returns, our results may be impacted. However, this is something that we monitor closely and we are able to switch mining pools relatively quickly and easily.

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

We believe that we will maintain and improve our competitive position by continuing our strategy of balancing between owned & operated mining facilities and utilizing third party sites, accessing renewable power at low prices, and investing in new and innovative technologies. Several public companies (traded in the United States and internationally), including but not limited to the following, may be considered to compete with us: Bit Digital, Inc., Bitdeer Technologies Group, Bitfarms Technologies Ltd., Cipher Mining, CleanSpark Inc., Core Scientific, Inc., DMG Blockchain Solutions Inc., HIVE Blockchain Technologies Ltd, Hut 8 Mining Corp, Iris Energy Company, Marathon Digital Holdings, Inc., Northern Data AG, Riot Platforms Inc., Stronghold Digital Mining, and TeraWulf Inc.

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

As of December 31 for the years ended 2023, 2022 and 2021, we had 32, 48, and 31 full time employees, respectively.

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

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims that arise in the ordinary course of business. As we disclosed on February 8, 2023, we are currently subject to a class action lawsuit. The case, Murphy vs Argo Blockchain plc et al, was filed in the Eastern District of New York on January 26, 2023. We filed a motion to dismiss the case on February 7, 2024, and are still awaiting the judge's ruling on the motion to dismiss at the time of this filing. The Company refutes all of the allegations and believes that this class action lawsuit is without merit. Argo is vigorously defending itself against the action. We are not currently subject to any other material pending legal proceedings or claims.

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

Concerns have been raised about the electricity required to secure and maintain digital asset networks. Although measuring the electricity consumed by this process is difficult because these operations are performed by various machines with varying levels of efficiency, the process consumes a significant amount of power. Further, in addition to the direct power costs of performing these calculations, there are indirect costs that impact a digital asset network’s total power consumption, including the costs of cooling the machines that perform these calculations. Due to these concerns around power consumption, particularly as such concerns relate to public utilities companies, various jurisdictions (including certain cities) have implemented, or are considering implementing, moratoriums on digital asset mining in their jurisdictions. A significant reduction in mining activity as a result of such actions could adversely affect the security of the Bitcoin network by making it easier for a malicious actor or botnet to manipulate the Bitcoin blockchains, which may in turn adversely affect our ability to securely mine Bitcoin. Changes to our ability to mine Bitcoin could have a negative impact on our results of operation, which may in turn adversely affect the value of our ADSs.

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

C.    Organizational Structure

Argo Blockchain plc is the parent holding company of the Group. The Group consists of Argo Blockchain plc and the following subsidiaries of Argo Blockchain plc:

●	Argo Innovation Labs Inc. (previously Argo Blockchain Canada Holdings Inc.), a wholly owned direct subsidiary incorporated and registered in British Columbia, Canada. Argo Blockchain Canada Holdings Inc. was acquired upon its incorporation on January 12, 2018. On January 8, 2019, it changed its name to Argo Innovation Labs Inc.;
●	Argo Holdings US Inc., a wholly owned direct subsidiary, incorporated in Delaware on November 22, 2022;
●	Argo Operating US LLC, a wholly owned indirect subsidiary, incorporated in Delaware on November 22, 2022; and
●	9377-2556 Quebec Inc., a wholly owned indirect subsidiary incorporated in Quebec, Canada.

D.    Property, Plant and Equipment

We operate our cryptocurrency mining machines from two owned facilities in Canada and one hosted facility in the United States. The details of the facilities are set out below:

	OWNED OR		FACILITY	POWER CAPACITY
LOCATION	HOSTED		SIZE (FT) (1)	(MW)(2)
Quebec, Canada	Owned		40,000	15
Quebec, Canada	Owned	(3)	100,000	5
Texas, United States	Hosted		125,000	100

Notes

(1)	Square footage refers to the total facility size, not the area devoted to cryptocurrency mining operations.
(2)	For owned facilities, this reflects the maximum power capacity accessible on site. For hosted facilities, this reflects the maximum anticipated power usage of our mining machines hosted at that facility. The exact power usage depends on a variety of factors.
(3)	This facility was sold on March 26, 2024.

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

Item 4A.      Unresolved Staff Comments.

On September 19, 2023, the Company received a comment letter from the SEC on its 2022 20 - F filing. The Company responded on October 13, 2023. We received a follow up response from the SEC on March 22, 2024 to which the Company responded on April 5, 2024.

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

Overview

We are a leading blockchain technology company focused on large-scale mining of Bitcoin.We mine using purpose-built computers (or “mining machines”) to solve complex cryptographic algorithms (or “verify” or “solve” blocks) in the blockchain in exchange for rewards and fees denominated in the native token of that blockchain network.

We were founded in late 2017, and initially focused on providing our mining capacity as a service to our customers. In this initial model, customers contracted Bitcoin mining services from us for a fee, and our customers would earn the Bitcoin rewards generated from the contracted mining services directly to their cryptocurrency wallet address. Beginning in 2019, we chose to wind down our mining-as-a-service business and shifted to mining for our own account to increase our revenues and margins. In 2023, we did not have any mining-as-a service revenue.

Upon our shift to mining for our own account, we began substantially increasing our investment in mining machines, and we have our mining machines hosted in facilities operated by third parties as well as in facilities that we own and operate. As of December 31, 2023, we had approximately 2.8 exahash of mining capacity, of which approximately 0.4 exahash was located in facilities we own in Quebec, Canada, and approximately 2.4 exahash was located in hosted facilities.

In 2023, our treasury management strategy was to sell our mined Bitcoin on a weekly basis in order to fund our operating expenses and for working capital needs. Cryptocurrency held in treasury is marked to market at the end of each of our financial reporting periods, with gains and losses reflected as changes in fair value of digital currencies in our income statement. As a result, our operating results and total assets vary in direct proportion to the value of the applicable cryptocurrencies we hold in a given period, and these variations may be substantial.

In 2021, 2022 and 2023, we mined 2,045, 2,156, and 1,760 Bitcoin, respectively, and our total revenues were $98.7 million, $58.5 million, and $50.6 million, respectively. In 2022, our total comprehensive loss was $246.7 million and, in 2023, our total comprehensive loss was $32.2 million.

Our recurring losses from operations, the pending maturities of and debt service on our outstanding indebtedness, and macroeconomic conditions in the cryptocurrency markets, among other factors, raise substantial doubt about our ability to continue as a going concern. These factors and management’s assessment of our prospects to continue as a going concern are included disclosures in Note 3 of the financial statements, and our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements for the year ended December 31, 2023 with respect to this uncertainty. Our 2023 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty. Our ability to continue as a going concern will require us to obtain additional funding. If we are unable to raise capital when needed or on acceptable terms, we could be forced to delay, reduce or eliminate certain of our operations, and our stockholders could lose all, or a significant portion, of their investment in us.

A.    Operating Results

Factors Affecting Our Results of Operations

Market Value of Bitcoin and other Cryptocurrency.

Substantially all of our current business is focused on mining Bitcoin. Our revenue is primarily comprised of the value of Bitcoin rewards and transaction fees we earn by mining the blockchain. Our operating results and financial condition are substantially affected by fluctuations and long-term trends in the value of Bitcoin. In 2022, the rapid decline in Bitcoin and other cryptocurrency pricing materially and adversely affected our revenue, financial condition and operating results, and required us to divest a substantial portion of our Bitcoin as well as our Helios mining facility in Texas in order to meet operating expenses and avoid default under our credit facilities. In 2023, Bitcoin mining economics improved, allowing us to significantly reduce our debt, deploy additional hashrate capacity in Quebec, and strengthen our balance sheet. We carefully monitor fluctuations and longer-term trends in the value of Bitcoin, which impacts the price of machines, when planning our short- and long-term operating strategies and capital expenditures. We also regularly evaluate potential innovations in geography, physical footprint, infrastructure computing technology and similar areas to improve our operations and productivity. We believe this strategy will enable us to build value over the long term, and differentiates us from competitors whose decisions, we believe, are driven principally by short-term market dynamics and opportunities.

The market for cryptocurrencies is new, rapidly evolving and subject to regulatory, tax, political and market factors beyond our control. Increased hashrate in the market resulting from the deployment of new mining machines will generally lead to increases in mining difficulty, which in turn decreases our revenue and adversely affects our mining margins. Further, reward rates for cryptocurrency are subject to adjustments at predetermined intervals. For example, for Bitcoin, the reward was initially set at 50 Bitcoin rewards per block and this was cut in half to 25 on November 28, 2012 at block 210,000, again to 12.5 on July 9, 2016 at block 420,000 and again to 6.25 on May 11, 2020 at block 630,000. The most recent halving for Bitcoin occured on April 19, 2024 at block 840,000, when the reward was reduced to 3.125. These adjustments have had and will continue to have material effects on the economic viability of mining assets that are in production. These factors could lead to material adverse changes in the market for Bitcoin, which could in turn result in substantial damage to or even the failure of our business. See Item 3. D. “Risk Factors — Risks Related to Cryptocurrency Mining — The cryptocurrency for which we currently mine, Bitcoin, is subject to halving; the cryptocurrency reward for successfully uncovering a block will halve several times in the future and the cryptocurrency’s value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.”

Capacity and Efficiency of Mining Machines.

The cryptocurrency mining industry is currently undergoing an arms race in mining technology and increased capacity, as miners need to deploy increasingly sophisticated mining machines in ever greater quantities to remain competitive. While many of our competitors have embraced a “bigger is better” growth strategy, we believe that our commitment to mining efficiency and return on investment in mining machines will remain our competitive advantage. To maintain this competitive advantage over the long term, we must develop and maintain strong relationships across the mining machine supply chain, strategically invest in state-of-the art mining machines at attractive prices, and effectively manage our fleet as it ages along the obsolescence curve.

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

Competition.

Our business environment is constantly evolving, and cryptocurrency miners can range from individual enthusiasts to professional mining operations with dedicated mining facilities. We compete with other companies that focus all or a portion of their activities on mining activities at scale. We believe that the trend of increasing market prices for Bitcoin and other major cryptocurrencies we observed beginning in the third quarter of 2020 has resulted in an increase in the scale and sophistication of competition in the cryptocurrency mining industry, with new entrants and existing competitors gaining access to substantial capital resources to build ever larger mining operations. To the extent the market price for Bitcoin increases, we believe many new and existing competitors may be encouraged to build or expand Bitcoin mining operations.

Key Indicators of Performance and Financial Condition and Non-IFRS Financial Measures

Key operating and financial metrics that we use, in addition to our IFRS consolidated financial statements, to assess the performance of our business are set forth below for the years ended December 31, 2023, 2022, and 2021, along with the most comparable IFRS measures:

	YEAR ENDED DECEMBER 31,
	2023	2022	2021
Bitcoin Mined	1,760	2,156	2,045
Gross Margin	8%	(73)%	72%
Mining Profit Margin	43%	54%	79%
Average Total Cost Per Bitcoin Mined	$26,962	$21,905	$14,437
Average Direct Cost Per Bitcoin Mined	$16,362	$12,411	$7,510
Net Income/(Loss) ($000s)	$(35,003)	$(228,961)	$40,942
Adjusted EBITDA ($000s)	$8,341	$(46,741)	$74,915

Mining Profit Margin, Average Total Cost per Bitcoin Mined, Average Direct Cost Per Bitcoin Mined, EBITDA, and Adjusted EBITDA are not measures defined by IFRS. Average Total Cost Per Bitcoin Mined equals direct costs divided by total bitcoin mined. The other key measures are defined below.

These measures should not be considered as an alternative to IFRS measures, and they are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these measures in isolation from, or as a substitute analysis for, our gross margin or net income/(loss), as applicable, as determined in accordance with IFRS.

Bitcoin Mined

We measure the production of our mining activities in a given period as Bitcoin Mined. In prior years, Bitcoin Mined included rewards and transaction fees for mining Bitcoin and other cryptocurrencies. We generally exchange forms of cryptocurrency other than Bitcoin into Bitcoin in the period in which such currency is earned, and we hold Bitcoin in treasury that we do not otherwise sell to fund our operating expenses. As such, we believe that the number of Bitcoin that we mine is a useful metric for investors to measure our mining activity.

Mining Profit Margin

We define Mining Profit Margin as the difference between cryptocurrency mining revenue and our direct costs (excluding depreciation of mining equipment), divided by cryptocurrency mining revenue, expressed as a percentage. We use this measure, and believe it is meaningful to investors, because it is reflective of the return on marginal investment of mining Bitcoin. In addition, because we have generally recovered the original cost of our mining machines in advance of their thirty-six to forty-eight month accounting depreciation curve, once machines are installed and operating we internally monitor Mining Profit to obtain what we believe to be an accurate reflection of the profitability of our core mining operations. Mining Profit Margin is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to gross margin determined in accordance with IFRS. The decrease in mining margin from 2022 was driven primarily by the 71% increase in average network difficulty in 2023. The table below reconciles Mining Profit to gross profit, the most directly comparable IFRS measure:

	YEAR ENDED DECEMBER 31
	2023	2022	2021

(in $’000’s)
Gross profit (loss)	3,839	(42,623)	71,391
Gross margin	8%	(73)%	72%
Depreciation of mining equipment	18,656	20,469	14,339
Crypto asset fair value movement	(738)	53,978	(2,167)
Non-mining revenue	—	(119)	(5,162)
Mining Profit	21,757	31,705	78,401
Mining Profit Margin	43%	54%	79%

Average Direct Cost per Bitcoin Mined.

We define the Average Direct Cost per Bitcoin Mined as the total direct costs of mining at both our owned facilities and hosted facilities (excluding depreciation of mining equipment), divided by total Bitcoin Mined over a given period. For mining at owned facilities, direct mining expenses are inclusive of power costs. For mining at hosted facilities, direct mining expenses are inclusive of the all-in hosting fee that is charged as well as any related service fees. We believe this measure is a useful complement to Mining Profit, as it reflects the average marginal direct cost of each reward earned irrespective of the value of such reward at the time it is earned. Average Direct Cost per Bitcoin Mined excludes the depreciation of mining equipment and so does not reflect the full cost of our mining operations. In addition, Average Direct Cost per Bitcoin Mined or similar non-IFRS measures are utilized by analysts in the cryptocurrency mining industry to compare results across peer companies, and accordingly we believe that excluding the depreciation of mining equipment from Average Direct Cost per Bitcoin Mined is appropriate to facilitate accurate comparisons to the financial performance of other industry participants. Average Direct Cost per Bitcoin Mined is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to IFRS measures. The table below reconciles Average Direct Cost Per Bitcoin Mined to Average Total Cost Per Bitcoin Mined, the most directly comparable IFRS measure:

	YEAR ENDED DECEMBER 31
	2023	2022	2021
Bitcoin Mined (number of Bitcoin)	1,760	2,156	2,045
Total Cost of Bitcoin Mined ($000s)	47,457	47,228	29,524
Average Total Cost Per Bitcoin Mined ($)	26,962	21,905	14,437
Depreciation of mining equipment ($000s)	(18,656)	(20,469)	(14,339)
Direct Cost of Bitcoin Mined ($000s)	28,800	26,759	15,185
Average Direct Cost Per Bitcoin Mined ($)	16,362	12,411	7,425

EBITDA

We define EBITDA as our operating income plus depreciation and amortization. As a capital intensive business, EBITDA removes the cost of depreciation of mining equipment. This metric allows us to monitor the profitability of our underlying business on a current basis, and we believe it provides a useful metric for comparing our performance to those of similar companies.

Adjusted EBITDA

Adjusted EBITDA provides this same indicator of Argo’s EBITDA from operations but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges, restructuring charges, and other one-time impairments and costs that are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events.

EBITDA and Adjusted EBITDA are supplemental measures of our performance that are not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to operating income/(loss) determined in accordance with IFRS. The table below reconciles Adjusted EBITDA to net income/(loss), the most directly comparable IFRS measure:

	YEAR ENDED DECEMBER 31,
	2023	2022	2021

(in $’000’s)
Net income/(loss)	(35,033)	(228,961)	40,942
Interest expense	11,556	22,661	2,850
Depreciation / amortization	20,129	29,003	14,847
Taxation	—	(11,731)	11,319
EBITDA	(3,348)	(189,028)	69,958
Impairment of tangible fixed assets	855	55,838	—
Impairment of intangible fixed assets	1,082	5,155	—
Gain on disposal of intangible fixed assets	(428)	—	—
Gain on sale of subsidiary and investments	(36)	55,418	—
Loss on sale of fixed assets	—	23,228	—
Foreign exchange	(1,597)	(21,337)	784
Restructuring and transaction-related fees	4,969	11,862	—
Share based payment charge	3,892	6,096	2,579
Equity accounted loss from associate	716	6,027	1,594
Write off of investment	2,236	—	—
Adjusted EBITDA	8,341	(46,741)	74,915

Supplemental Information

	YEAR ENDED DECEMBER 31,
	2023	2022	2021
(in $000’s, except “per Bitcoin” figures, Bitcoin price, and deployed miners)
Number of Bitcoin Mined	1,760	2,156	2,045

Total revenue	50,558	58,583	98,748
Non-mining revenue	—	119	5,162
Mining revenue	50,558	58,464	93,586
Mining revenue per Bitcoin Mined	28,723	27,117	45,763

Average Direct Cost per Bitcoin Mined (excludes depreciation of mining machines)	16,362	12,411	7,510
Average Mining Profit per Bitcoin Mined (excludes depreciation of mining machines)	12,361	14,706	38,253

Average Total Cost per Bitcoin Mined	26,962	21,905	14,437
Average Mining Profit Per Bitcoin	1,761	5,212	31,326

Maximum Bitcoin price during the period ($)(1)	44,202	47,816	67,617
Minimum Bitcoin price during the period ($)(1)	16,616	15,742	29,352
Time-weighted average Bitcoin price during the period ($)(2)	28,864	28,215	47,489

Data miners deployed at the end of the period(3)	33,750	31,000	24,000

Notes

(1)	Source – Closing price of Bitcoin as reported on CoinGecko.com
(2)	Calculated by taking the yearly average of the daily closing price of Bitcoin as reported on CoinGecko.com
(3)	Includes all miners contained at our self-mined sites of Baie Comeau and Mirabel and miners that are hosted at the Helios site.

Components of Our Results of Operations

Total revenue

Our revenues primarily consist of cryptocurrency that we mine. In 2021, 2022 and 2023, we principally focused on mining Bitcoin. We participate in mining pools, with the pool’s performance obligation being the delivery of cryptocurrency into our wallet once an algorithm has been solved by the pool. Our mining revenue consists of our share of the block reward the pool earns for solving the block, and our share of transaction fees associated with the transactions comprising the block. Our share of the block reward and related transaction fees is determined by the proportion of hash power we contribute toward the pool as a whole. The block reward is pre-determined and hard coded into the protocol governing the relevant blockchain, while the transaction fees are the aggregate fees paid by parties whose transactions are included in the block. In 2023, transaction fees represented approximately 6% of our Bitcoin mining revenue. Over time, as the block reward decreases (including as a result of block reward halving events) transaction fees will become a larger proportion of our revenue. The block reward and transaction fees are paid in-kind in the native digital currency of the blockchain.

Power and hosting costs

Direct costs of mining revenue are comprised of power costs and the fees we pay to third parties to host, operate and maintain our mining machines.

Power credits

The hosting agreement with Galaxy allows Argo to share in the proceeds from economic curtailment, which occurs when Helios monetizes its fixed-price PPA during periods of high power prices.

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

Depreciation of mining equipment

We capitalize the cost of our mining machines and record depreciation expense on a straight-line basis over the estimated useful life of the machines, which is generally 36 to 48 months.

Operating expenses

General and administrative expenses represent salary and other employee costs, restructuring costs, insurance fees, non-mining depreciation and amortization, legal and professional fees, regulatory fees, consulting fees, foreign exchange gains and losses, and other expenses.

Income tax expense

We are liable to pay tax in a number of jurisdictions, including the United Kingdom, Canada and the United States. Our effective tax rate represents the weighted average of the tax rates for which we are liable in those jurisdictions. We did not occur any income tax expense in any of the jurisdictions that we operate.

Results of Operations

The following table sets forth our results of operations for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
(in $’000’s)
Revenues	50,558	58,583	98,748
Power and hosting costs	(35,964)	(26,759)	(15,185)
Power credits	7,163	—	—
Change in fair value of digital currencies	738	(53,978)	2,167
Depreciation of mining equipment	(18,656)	(20,469)	(14,339)
Gross profit (loss)	3,839	(42,623)	71,391
Operating expenses	(19,345)	(34,057)	(11,743)
Gain on hedging	—	2,097	—
Share based payment charge	(3,892)	(6,096)	(2,579)
Operating profit (loss)	(19,398)	(80,679)	57,069
Gain/(loss) on sale of investments	36	—	(837)
Loss on sale of subsidiary	—	(55,418)	—
Write off of investment	(2,236)	—	—
Loss on disposal of fixed assets	—	(23,228)	—
Investment fair value movement	—	(406)	244
Finance costs	(11,556)	(22,661)	(2,935)
Other income	346	3,726	—
Impairment of tangible fixed assets	(855)	(55,838)	—
Gain on disposal of Intangible Assets	428	—	—
Impairment of intangible fixed assets	(1,082)	(5,155)	—
Equity accounted loss from associate	(716)	(6,027)	(1,594)
Revaluation of contingent consideration	—	4,994	314
Profit (loss) before taxation	(35,033)	(240,692)	52,261
Income tax expense (recovery)	—	11,731	(11,319)
Profit (loss) after taxation	(35,033)	(228,961)	40,942
Other comprehensive income –currency translation reserve	(779)	(20,639)	(8,834)
Other comprehensive income – equity accounted OCI from associate	—	(8,744)	8,744
Other comprehensive income – fair value reserve	—	(551)	551
Total comprehensive income (loss)	(35,812)	(258,895)	41,403

Comparison of the years ended December 31, 2023 and 2022 (in ‘000’s)

Total revenue

Total revenue decreased by $8,026 to $50,558 for the year ended December 31, 2023 from $58,583 for the year ended December 31, 2022. This decrease was primarily driven by the increase in the global network hashrate and the associated 71% increase in average network difficulty in 2023 compared to 2022, which resulted in a 40% decrease in hashprice. In 2023 we mined 1,760 bitcoin and realized $28,723 per bitcoin as compared to 2,156 and $27,117 in 2022, respectively.

Power and hosting costs

Power and hosting costs increased by $9,205 to $35,964 for the year ended December 31, 2023 from $26,759 for the year ended December 31, 2022. This increase was primarily driven by higher power and hosting costs in Texas due to a full year’s production at in 2023 compared to a partial year of production in 2022.

Power credits

The hosting agreement with Galaxy allows Argo to share in the proceeds from economic curtailment, which occurs when Helios monetizes its fixed-price PPA during periods of high power prices. During the year, Argo generated approximately $7.2 million in power credits, with $3.8 million generated in the month of August during a state-wide heat wave. Not only does the ability to curtail operations benefit Argo economically, but it greatly enhances the stability of the Texas grid.

Change in fair value of digital currencies and realized loss on sale of digital currencies

Change in fair value of digital currencies resulted in a gain of $84 for the year ended December 31, 2023, compared to a loss of $53,978 for the year ended December 31, 2022. In 2023, our treasury management strategy was to sell our mined Bitcoin on a weekly basis in order to fund our operating expenses and for working capital needs. This resulted in reduced changes in fair value of digital currencies and reduced realized losses on sale of digital of digital currencies.

Depreciation of mining equipment

Depreciation of mining equipment decreased by $1,813 to $18,656 for the year ended December 31, 2023 from $20,469 for the year ended December 31, 2022. This decrease was primarily driven by the lower book value of our machines in 2023 after accounting for impairments in 2022, partially offset by new mining machines energized in 2023.

Operating expenses

Operating expenses decreased by $15,226 to $18,831 for the year ended December 31, 2023 from $34,057 for the year ended December 31, 2022. Note 8 of our consolidated financial statements details our operating expenses for 2023 and 2022. The decrease over 2022 was primarily driven by the sale of the Helios facility in December 2022, which significantly decreased the Company’s headcount and salary costs, and reduced other non-mining operating expenses such as restructuring costs, depreciation and amortization, and insurance fees.

Share based payment

Share based payment decreased to $3,892 for the year ended December 31, 2023 from $6,096 for the year ended December 31, 2022. This decrease was driven by the large number of options that lapsed early in 2023 with the reduction in work force and the higher share price associated with options granted in 2021 and 2022 as compared to the restricted and performance share units granted in 2023.

Interest expense

Interest expense decreased by $11,105 to $11,556 for the year ended December 31, 2023 from $22,661 for the year ended December 31, 2022. This decrease was primarily driven by the significant reduction of debt that occurred in conjunction with the sale of the Helios facility to Galaxy in December 2022.

Comparison of the years ended December 31, 2022 and 2021 (in ‘000’s)

Total revenue

Total revenue decreased by $40,165 to $58,583 for the year ended December 31, 2022 from $98,748 for the year ended December 31, 2021. This decrease was primarily driven by the overall decrease in the price of Bitcoin (average for Q4 2021 of $54,804 per Bitcoin and average of Q4 2022 of $18,066).

Power and hosting costs

Power costs increased by $11,574 to $26,759 for the year ended December 31, 2022 from $15,185 for the year ended December 31, 2021. This increase was primarily driven by higher power costs in Texas due to the opening of the Helios facility during 2022.

Change in fair value of digital currencies and realized loss on sale of digital currencies

Change in fair value of digital currencies resulted in a loss of $53,978 for the year ended December 31, 2022, compared to a gain of $2,167 for year ended December 31, 2021. This change was primarily driven by the realization of losses from the sale of Bitcoin held at December 31, 2021.

Depreciation of mining equipment

Depreciation of mining equipment increased by $6,130 to $20,469 for the year ended December 31, 2022 from $14,339 for the year ended December 31, 2021. This increase was primarily driven by continued investment in the expansion of our mining fleet and the resulting depreciation of those capital investments.

Operating expenses

Operating expenses increased by $22,314 to $34,057 for the year ended December 31, 2022 from $11,743 for the year ended December 31, 2021. This increase was primarily driven by increased salary costs and other non-mining operating expenses such as insurance and depreciation and amortization as the Group energized its Helios facility. Operating expenses such as legal and directors and officers insurance also increased as a result of operating as a public company listed in the U.S.

Share based payment

Share based payment increased to $6,096 for the year ended December 31, 2022 from $2,579 for the year ended December 31, 2021. This increase was driven by the increase in options granted during the year, the increase in share price, and the material nature of the charge calculated thereon.

Interest expense

Interest expense increased by $19,726 to $22,661 for the year ended December 31, 2022 from $2,935 for the year ended December 31, 2021. This increase was primarily driven by the lease costs related to the S19 and S19 Pro machine purchase where payment began in January 2021, interest on the Galaxy Term Loan, bond interest, and interest resulting from prepaying loans during the year.

B.    Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated by sales of cryptocurrency, sales of equity securities, issuing bonds and incurring debt. In 2022, the rapid decline in Bitcoin price adversely affected our revenue, financial condition and operating results, and required us to divest a substantial portion of our Bitcoin as well as our Helios mining facility in Texas in order to meet operating expenses and avoid default under our credit facilities. In 2023, Bitcoin mining economics improved, allowing us to significantly reduce our debt, deploy additional hashrate capacity in Quebec, and strengthen our balance sheet. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes. We believe that our sources of liquidity and capital resources will be sufficient to meet our existing business needs for at least the next 12 months. However, our recurring losses from operations, our debt service obligations, and the volatility in Bitcoin prices do raise substantial doubt about our ability to continue as a going concern. As a result, management has included disclosures in Note 3 of the financial statements and our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements for the year ended December 31, 2023 with respect to this uncertainty. From time to time, we may raise additional capital through the issuance of debt or equity securities or additional borrowings to the extent required, or to the extent that we believe such capital is available on favorable terms. Our primary sources of liquidity are our cash and cash equivalents and cryptocurrency held in treasury.

During the course of 2023, our treasury management strategy was to sell our mined cryptocurrency assets on a weekly basis in order to fund our operating expenses and for working capital needs. In the future, as with any business which mines a commodity, we expect to sell Bitcoin to satisfy our fiat cash requirements.

In March 2022, we entered into an equipment financing agreement (the “Financing Agreement”) with NYDIG, a wholly owned subsidiary of New York Digital Investment Group LLC. As part of the Financing Agreement, NYDIG loaned Argo an aggregate principal amount of $27 million to recapitalize the purchase of electrical infrastructure equipment for the Helios facility in Dickens County, Texas. Outstanding borrowings under the Financing Agreement were secured by the infrastructure financed equipment and the contracts to acquire the infrastructure financed equipment. In April 2022, we entered into additional equipment financing with NYDIG under which NYDIG agreed to loan to Argo, in a series of loans from April to September 2022, an aggregate principal amount of up to $71 million to recapitalize the purchase of digital asset mining equipment for the Helios facility. Additional borrowings under the Financing Agreement were secured by the mining financed equipment and the contracts to acquire the mining financed equipment. The equipment financing agreements entered into with NYDIG were repaid in full in December 2022.

On December 28, 2022, we announced a series of transactions with Galaxy that strengthened our balance sheet, improved our liquidity position, and enabled us to continue mining operations. As part of the transactions, we sold the Helios facility and real property in Dickens County, Texas to Galaxy for $65 million and refinanced existing asset-backed loans via a new $35 million, three-year asset-backed loan with Galaxy (the “Galaxy ABS Loan”). The Galaxy ABS Loan also includes events of default, which are customary for facilities of this type (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all amounts outstanding under the Galaxy ABS Loan may be accelerated. The Galaxy ABS Loan contains usual and customary limitations on indebtedness, liens, restricted payments, acquisitions and asset sales in the form of affirmative, negative and financial covenants, which are customary for financings of this type. The Galaxy ABS Loan is secured by a collateral package that includes 23,619 Bitmain S19J Pro mining machines currently operating at the Helios facility and certain machines located at Argo’s Canadian data centers. The term of the Galaxy ABS Loan is 18 months with an option to extend for another 18 months if certain financial thresholds are met. The interest rate is SOFR plus 11% with a 1.5% renewal fee in the event the maturity is extended. The cash proceeds received from the sale of the Helios facility, along with a portion of the borrowings under the Galaxy ABS Loan, were used to repay all existing indebtedness, prepayment interest, and other fees of approximately $84 million owed to NYDIG and other existing indebtedness. The transactions reduced total indebtedness by $41 million and allowed us to simplify our operating structure.

On July 19, 2023, the Company raised $7.5 million of gross proceeds via a non-preemptive placing of 57,500,000 new ordinary shares to both institutional and retail investors in the UK. The proceeds were used for general corporate purposes and to repay a portion of the Galaxy ABS Loan.

On January 8, 2024, the Company raised $9.9 million of gross proceeds via a non-preemptive placing of 38,064,000 new ordinary shares to institutional investors in the UK. The proceeds were used for general corporate purposes and to repay a portion of the Galaxy ABS Loan.

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

The following table summarizes our contractual obligations and other commitments (in thousands) as of December 31, 2023, and the years in which these obligations are due:

	Total	Less than 1 Year	1 – 3 Years
(in ’000’s)	$	$	$
Bonds	38,170	—	38,170
Galaxy Term Loan	22,674	13,444	9,230
Mortgages	1,397	600	797
Liabilities Held for Sale	2,090	538	1,552
Other	277	277	—

During the periods presented, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Cash Flows

The table below summarizes our cash flows for the periods presented:

	2023	2022	2021
(in ’000’s)	$	$	$
Net cash flow from / (used in) operating activities.	3,831	13,409	(41,944)
Net cash from/(used in) investing activities	(1,062)	(97,321)	(178,141)
Net cash generated from / (used in) financing activities	(15,778)	84,177	233,062
Net increase / (decrease) in cash and cash equivalents	(13,009)	265	12,977

Operating Activities

Net cash generated from operating activities of $3,831 in the year ended December 31, 2023 was comprised of our net loss before tax of $35,033 and working capital changes, reduced by non-cash addbacks for finance costs, impairments, depreciation, foreign exchange and investment write offs.

Net cash generated from operating activities of $13,409 in the year ended December 31, 2022 was comprised of our net loss before tax of $240,693 and working capital changes, reduced by non-cash addbacks for impairments, loss on sale of subsidiary, foreign exchange and digital currency revaluations.

Net cash used in operating activities of $41,944 in the year ended December 31, 2021 was comprised of our operating profit of $52,261, reduced by working capital changes.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2023 was $1,062, which was comprised principally $1,112 for the purchase of tangible fixed assets.

Net cash used in investing activities in the year ended December 31, 2022 was $97,321, which was comprised principally of $108 million for the purchase of tangible fixed assets and $12.4 million for the disposal of tangible fixed assets.

Net cash used in investing activities in the year ended December 31, 2021 was $178,141, which was comprised principally of $105.1 million for purchase of mining machines and build out of the Helios facility and $63.1 million in mining equipment prepayment.

Financing Activities

Net cash used in financing activities in the year ended December 31, 2023 was $15,778, which was comprised principally of $14,064 of loan repayments and $10,661 of interest payments, partially offset by $7,518 of proceeds from shares issued.

Net cash generated from financing activities in the year ended December 31, 2022 was $84,177 which was comprised principally of $106,931 in loan proceeds partially offset by $22,661 in interest costs.

Net cash generated from financing activities in the year ended December 31, 2021 was $233,062 and was comprised principally of $179.2 million of proceeds from shares issued and $35.8 million in loan proceeds.

Capital Expenditures

Historically, our capital expenditures have consisted primarily of purchasing mining machines and computer equipment and improvements to the mining facilities in which we operate. Our capital expenditures during the year ended December 31, 2020 were principally for purchasing mining machines. Beginning in 2021 and continuing into 2022, in addition to the acquisition of mining machines, our capital expenditures expanded to include acquiring and building mining facilities that we planned to own and operate. Our capital expenditures including mining machine prepayments, net of disposals, were $168.2 million, $95.6 million, and $1.1 million in 2021, 2022 and 2023, respectively.

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

D.    Trend Information

Please refer to our disclosures set forth under Item 3.D “Risk Factors,” Item 4 “Information on the Company,” and elsewhere in this Item 5 “Operating and Financial Review and Prospects” for information regarding the material risks, business developments and strategies, factors, and trends that are most likely to affect our business and results of operations through 2024.

E.    Critical Accounting Estimates

Not applicable.

Item 6.         Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our current executive officers and directors, including their ages as of April 16, 2024.

NAME	AGE	POSITION(S)
Executive Officers
Thomas Chippas(1)	53	Chief Executive Officer and Executive Director
Jim MacCallum(2)	54	Chief Financial Officer
Non-Executive Directors
Maria Perrella	58	Director
Matthew Shaw(3)	64	Director and Chairman
Raghav Chopra	39	Director
(1)	Effective November 27, 2023, Thomas Chippas was appointed as Chief Executive Officer and Executive Director. Seif El-Bakly served as Interim Chief Executive Officer beginning February 9, 2023, following the departure of Peter Wall, as described below in the section titled “Changes to our Executive Officers and Board of Directors.” Following the appointment of Thomas Chippas, Seif El-Bakly returned to his role as Chief Operating Officer and subsequently resigned from the Company effective January 5, 2024.
(2)	Effective April 5, 2023, Jim MacCallum was appointed as our Chief Financial Officer following the departure of Alex Appleton as described below in the section titled “Changes to our Executive Officers and Board of Directors”.
(3)	Effective February 9, 2023, Matthew Shaw was appointed as Chairman of our board of directors following the departure of Peter Wall as described below in the section titled “Changes to our Executive Officers and Board of Directors”.

The current business address for our executive officers and directors is c/o Argo Blockchain plc, Eastcastle House, 27/28 Eastcastle Street, London, W1W 8DH, England.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Thomas Chippas has served as our Chief Executive Officer since November 2023. Mr. Chippas is a seasoned executive with significant experience in digital assets, technology, and financial services. Most recently he served as the Chief Executive Officer of CBOE Digital where he was also a former member of its Board of Directors. He has previously held the positions of Chief Executive Officer of Citadel Technology LLC, Chief Operating Officer of Axoni and Managing Director of Citigroup, Barclays and Deutsche Bank. He currently serves as a director of TS Imagine. Mr. Chippas graduated from the University of Illinois with a BSc, Accounting.

Jim MacCallum has served as our Chief Financial Officer since April 2023. Mr. MacCallum brings over thirty years of experience across various roles in finance and accounting. Most recently, he served as Chief Financial Officer of East Side Games Group, a publicly-traded mobile game platform technology company based in Canada from March 2021 to April 2023. Prior to East Side Games Group, he was Senior Vice President, Finance and Acting Chief Financial Officer at Westport Fuel Systems Inc, a dual-listed and publicly-traded clean transportation technology company from 2015 to 2021. Mr. MacCallum is a Certified Public Accountant and a CFA Charterholder. He graduated from the University of British Columbia with a B.A. in Economics and completed the Advanced Management Program at Harvard Business School.

Non-Executive Directors

The following is a brief summary of the business experience of our non-executive board members.

Matthew Shaw has served on our board of directors since July 2019, and he became Chairman of the Board in February 2023. He brings over 25 years of experience as an international banker, corporate adviser, and serial entrepreneur. He has been specializing in the blockchain and cryptocurrency sector since 2017. He is currently Chief Executive Officer of Webslinger Advisors, a specialist web3 advisory and administration firm which provides services to Cayman Foundations/DAOs. He previously co-founded Protos Asset Management, a Swiss company that manages a cryptocurrency fund, and co-founded DeFi Yield Technologies, a DeFi firm acquired by Dispersion Holdings (now AQRU). He is also currently Chief Executive Officer of Blimp Technologies and is also president of a proprietary family investment company. Mr. Shaw holds a B.A. in English Language and Literature from Manchester University and an M.B.A. from Bradford University.

Maria Perrella has served on our board of directors since July 2021. Over the last 25 years, Ms. Perrella has held several senior leadership positions and currently Maria Perrella serves as Chief Financial Officer of Samuel, Son & Co., a leading metals distributor and industrial products manufacturer. Previously, she served as the Chief Financial Officer of MDA, a Canadian-based international space mission partner, and she spent the previous 12 years at Automation Tooling Systems Inc. (ATS)(ATA.TSX). Her various roles have allowed her to develop skills in financial planning and corporate governance and compliance, and her many years as a Chief Financial Officer have provided her with extensive experience in mergers and acquisitions, capital markets, and strategic corporate finance. Ms. Perrella holds a B.B.A. from Schulich, York University and is a Chartered Public Accountant in Ontario, Canada.

Raghav Chopra has served on our board of directors since February 2022. Mr. Chopra is an investor with over 16 years of experience and is currently Managing Partner of Tephra Digital, a privately held digital assets investment firm. He was previously a Portfolio Manager for AllianceBernstein LP and has managed a significant and wide range of technology investments at leading hedge funds. Prior to that, Mr. Chopra was an Associate in private equity at The Carlyle Group and an Analyst in investment banking at Goldman, Sachs & Co. Mr. Chopra serves on the Board of the Harvard Club of New York City Foundation and is a member of the Economic Club of New York. Mr. Chopra holds a B.S. in Electrical Engineering and Economics with Distinction from Yale University, and an M.B.A. with High Distinction from the Harvard Business School, where he was named a George F. Baker Scholar.

There are no family relationships among any of our executive officers or directors. There are no agreements or understandings between the directors and members of senior management and any of our major shareholders, customers, suppliers or other persons pursuant to which such directors and members of senior management were selected as directors or members of senior management.

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

Effective February 9, 2023, the Company appointed Seif El-Bakly as the Company’s Interim Chief Executive Officer.

Effective February 9, 2023, the Company appointed Matthew Shaw as the Chairman of the board of directors.

Effective April 5, 2023, the Company appointed Jim MacCallum as the Company’s Chief Financial Officer.

Effective November 27, 2023, the Company appointed Thomas Chippas as the Company’s Chief Executive Officer and Executive Director. Seif El-Bakly, who held the position of Interim Chief Executive Officer from February 9, 2023, returned to his position as Chief Operating Officer.

Effective January 5, 2024, Seif El-Bakly resigned from his position as Chief Operating Officer and separated from service with the Company. Mr. El-Bakly received CAD$135,592.50 in respect of his separation, in exchange for which he agreed to certain restrictive covenants including with respect to confidentiality, non-solicitation, non-competition and intellectual property. In addition, Mr. El-Bakly's previously awarded Performance Share Units vested effective January 5, 2024. A portion of Mr. El-Bakly's termination payment was provided as consideration for a full and final release of claims from Mr. El-Bakly in favor of the Company. Mr. El-Bakly agreed to remain as an advisor to the Company for a period of one month following his separation to support the transition.

During the term of Mr. El-Bakly's Interim Chief Executive Officer appointment, the Company’s operations were overseen by the Chief Strategy Officer, Sebastien Chalus. Mr. Chalus will continue to oversee all operations going forward, following Mr. El-Bakly's resignation.

B.    Compensation

Executive Officer Remuneration

The following table sets forth the compensation paid to our executive officers during the fiscal year ended December 31, 2023. Compensation consisted of fixed and variable elements. During 2023, we paid our executive officers a base salary, an annual cash bonus, and equity in the form of either Restricted Share Units or Performance Share Units.

			EQUITY	LOSS OF
	SALARY		COMPENSATION	OFFICE	TOTAL
NAME AND PRINCIPAL POSITION	$	BONUS ($)(1)	($)(2)	($)	($)(3)(4)
Thomas Chippas	38,512	—	3,277,500	—	3,316,012
Chief Executive Officer and Executive Director
Jim MacCallum	217,234	149,906	394,700	—	761,840
Chief Financial Officer
Seif El-Bakly	381,930	—	457,652	100,472	940,054
Former Interim Chief Executive Officer
Peter Wall	85,766	—	—	618,614	704,379
Former Chief Executive Officer and Interim Chairman
Alex Appleton	20,905	—	—	145,833	166,738
Former Chief Financial Officer
(1)	Amounts shown reflect the discretionary cash bonuses that our board of directors awarded to the executive officers in 2024 for performance in 2023.
(2)	Total compensation set out in this table does not include the value of options to acquire our ordinary shares or awards granted to or held by our executive officers, which is described in “— Equity Compensation Arrangements.”
(3)	As further described in “— Equity Officer Service Agreements,” each of Mr. El-Bakly and Mr. Wall were entitled to certain employer matching contributions under a retirement plan maintained by the Company during 2023. Neither of them elected to participate, and therefore neither received employer matching contributions under the arrangement.
(4)	Further described in " - Equity Officer Service Agreements," Mr. Chippas is entitled to certain employer matching contributions under a 401k plan maintained by the Company during 2023. Mr. Chippas is participating in this plan.

Non-Executive Director Remuneration

The following table presents the individual compensation and benefits provided to our non-executive directors in their capacity as non-executive directors during the fiscal year ended December 31, 2023:

DIRECTOR FEES
NAME AND PRINCIPAL POSITION	($)
Non-Executive Directors(1)
Mathew Shaw	170,554
Raghav Chopra	135,105
Maria Perrella	129,752
Sarah Gow(2)	10,601
(1)	We reimburse all reasonable expenses incurred by non-employee directors in connection with their service on our board of directors. This would include expenses incurred for attending board or committee meetings. In addition, we provide liability-related insurance and indemnification benefits to our directors.
(2)	Sarah Gow ceased to be a non-executive director on February 8, 2023.

Executive Officer Service Agreements

Thomas Chippas

Effective as of November 27, 2023, we entered into an employment contract with Thomas Chippas, pursuant to which Mr. Chippas serves as our Chief Executive Officer (the “Chippas Employment Agreement”). Under the terms of the Chippas Employment Agreement, Mr. Chippas is entitled to receive $400,000 annually, participate in the Company’s group health benefits on a 90% subsidized basis, participate in the Company’s 401k plan, under which the Company provides an employer matching contribution of up to 6% of eligible compensation, and earn an annual bonus equal to up to 100% of his annual base salary, as determined by the board of directors. In addition, Mr. Chippas was awarded 2,850,000 ADSs, which vest over three years (with a one year initial cliff) subject to certain performance conditions.

Under the Chippas Employment Agreement, we may terminate Mr. Chippas’ employment by providing Mr. Chippas with the minimum (i) notice, or pay in lieu thereof, or some combination of the two, (ii) severance pay (if applicable), (iii) period of benefits continuation, and (iv) vacation pay, and in each case, subject to payment of severance equal to 12 months’ base salary, provided that we may terminate the services of Mr. Chippas at any time with immediate effect for certain reasons including misconduct, criminal offense, or other reasons “for cause”. Mr. Chippas may terminate his contract with us by providing the company with a minimum of 60 days’ notice. The Chippas Employment Agreement also contains restrictive covenants pursuant to which Mr. Chippas has agreed to refrain from competing with us or soliciting certain clients or employees of the Company who could materially damage our interests if involved in a competing business, for a period of 12 months following his termination of services.

Jim MacCallum

Effective as of April 5, 2023, we entered into an employment contract with Jim MacCallum, pursuant to which Mr. MacCallum serves as our Chief Financial Officer (the “MacCallum Employment Agreement”). Under the terms of the MacCallum Employment Agreement, Mr. MacCallum is entitled to receive $307,500 annually, participate in the Company’s group health benefits on a fully-subsidized basis, participate in the Company’s Canadian registered retirement savings plan, under which the Company provides an employer matching contribution of up to 6% of eligible compensation and earn an annual bonus equal to up to 65% of his annual base salary, as determined by the board of directors. In addition, Mr. MacCallum was awarded 3,070,467 RSU’s which vest over three years. Effective November 1, 2023, a portion of Mr. MacCallum’s compensation is paid through JMM Consulting Inc.

Under the MacCallum Employment Agreement, we may terminate Mr. MacCallum’s employment by providing Mr. MacCallum with the minimum (i) notice, or pay in lieu thereof, or some combination of the two, (ii) severance pay (if applicable), (iii) period of benefits continuation, (iv) vacation pay, and (v) other entitlements, if any, as required by the ESA, and in each case, subject to payment of severance equal to 12 months’ base salary, provided that we may terminate the services of Mr. MacCallum at any time with immediate effect for certain reasons including misconduct, criminal offense, or other reasons “for cause” under ESA within the Province of British Columbia. Mr. MacCallum may terminate his contract with us by providing the company with a minimum of 90 days’ notice. The MacCallum Employment Agreement also contains restrictive covenants pursuant to which Mr. MacCallum has agreed to refrain from soliciting certain clients or employees of the Company who could materially damage our interests if involved in a competing business, for a period of 12 months following his termination of services.

Non-Executive Director Letter Agreements

We have entered into service contracts with our directors for their services, which are subject to a three-month termination period. There are no arrangements under which any non-executive director is entitled to receive compensation upon the early termination of his or her appointment.

Equity Compensation Arrangements

We have granted and expect to continue to grant share options and other awards under our 2022 Equity Incentive Plan (the “2022 Plan”). We previously granted share options and awards under our 2018 Equity Incentive Plan (the “2018 Plan”), including the UK Non-Tax Advantaged Sub-Plan maintained under the 2018 Plan (the “UK Sub-Plan”) and our 2021 U.S. Equity Incentive Plan (the “U.S. Plan”).

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

Certain Adjustments

In the event of any equity restructuring, such as the declaration of stock dividends, a stock split, spinoff, rights offering or recapitalization through an extraordinary cash dividend, appropriate adjustments will be made in the number and price of shares subject to each outstanding award, the terms of each outstanding award, and the number of shares available for grant under the 2022 Plan.

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

2021 U.S. Equity Incentive Plan

Our board of directors adopted the U.S. Plan on July 26, 2021.

Eligibility, Awards and Administration

Employees, consultants and directors of the Company and its present and future divisions and affiliates are eligible to participate in the U.S. Plan. Under the U.S. Plan, our board of directors may grant non-qualified stock option awards in order to attract and retain such persons who will contribute to our long-term success, to provide incentives that align the interests of such persons with those of our shareholders, and to promote the success of our business. An award may not be granted if such grant would result in the total number of “dilutive shares” issued or subject to outstanding options under any equity compensation arrangements exceeding 10% of the Company’s issued share capital. The U.S. Plan is currently administered by our board of directors and the board of directors may delegate its administrative authority under the plan to a committee. The authority of the board of directors includes, among other things, the authority to make and amend rules and regulations for the administration of the U.S. Plan.

Vesting and Exercise

The vesting schedule for each stock option granted under the U.S. Plan is set forth in the applicable option agreement. Upon vesting, stock options generally remain exercisable until the tenth anniversary of the grant date, subject to earlier termination upon a cessation of the optionholder’s services to the Company.

Unless otherwise provided in the option agreement, an optionholder (or the optionholder’s personal representative) may be permitted to exercise a stock option during a limited period of time after the optionholder’s termination of services. Such period of exercisability ranges from 90 days to 12 months, depending on the reason for the termination.

Certain Adjustments

If any change is made in the number of outstanding shares through the declaration of stock dividends, a stock split or a combination or exchange of shares, appropriate adjustments will be made in the number and price of shares subject to each outstanding award and the number of shares available for grant under the U.S. plan; provided, however, that any fractional shares resulting from such adjustments will be eliminated.

Corporate Transactions

In the event of a proposed dissolution or liquidation of the Company, or certain other corporate transactions including but not limited to a split-up, split-off, spin-off, or a merger or consolidation of the Company with another corporation (other than certain mergers or consolidations in which the Company is the surviving corporation), our board of directors may provide that (i) the holders of then-exercisable stock options will have the right to exercise such options solely for the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable upon such dissolution, liquidation or other transactions; or (ii) each stock option award granted under the U.S. Plan will terminate, with at least 10 day’s advance notice to optionholders informing them of the right to exercise during the 10-day period preceding such termination.

Amendment and Termination

Our board of directors has the authority to amend or terminate the U.S. Plan, except that no suspension, termination, amendment or modification may adversely affect any stock options previously granted unless the written consent of the affected optionholders is obtained. No new options may be granted under the U.S. Plan following the 10-year anniversary of its adoption by our board of directors.

The following table summarizes the number of RSUs, PSUs, and options granted to executive officers and non-executive directors as of December 31, 2023:

		ORDINARY	EXERCISE
	ORDINARY	SHARES	PRICE		EXPIRATION
	SHARES	UNDERLYING	PER ORDINARY		DATE
NAME	RSUs / PSUs	OPTIONS	SHARE (£)	GRANT DATE	(IF APPLICABLE)
Executive officers
Thomas Chippas	28,850,000	—	n/a	11/27/2023	n/a
Jim MacCallum	1,690,740	—	n/a	9/6/2023	n/a
	1,379,737	—	n/a	12/5/2023	n/a
Non-executive directors
Matthew Shaw		537,037	0.16	7/17/2019	7/17/2025
		294,048	0.07	2/5/2020	2/4/2030
		250,000	1.57	9/22/2021	9/21/2031
Maria Perrella		500,000	1.57	9/22/2021	9/21/2031
Raghav Chopra		500,000	0.49	5/23/22	5/23/32

Pension, Retirement or Similar Benefits

As of December 31, 2023 we support the following pension related benefits: employees and non-executive directors located in the UK receive 6% in pension contributions, employees located in Canada receive the mandatory Canada Pension Plan percentage, along with a 6% employer match for the Company Canadian registered retirement savings plan, and employees located in the U.S. receive a 6% employer match for the Company 401K plan.

C.	Board Practices

Composition of our Board of Directors

As of December 31, 2023, our board of directors was composed of four members. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Our board of directors has determined that Maria Perrella, Matthew Shaw and Raghav Chopra do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.

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

Audit Committee

As of December 31, 2023, our Audit Committee consisted of Maria Perrella, Matthew Shaw and Raghav Chopra. Maria Perrella serves as the chair of the Audit Committee. Our board determined that both members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. Our board determined that Maria Perrella is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq corporate governance rules.

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

Remuneration Committee

As of December 31, 2023, our Remuneration Committee consisted of Maria Perrella and Raghav Chopra. Maria Perrella serves as the chair of the committee.

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

Nominating and Corporate Governance Committee

As of December 31, 2023, our Nominating and Corporate Governance Committee consisted of Matthew Shaw and Maria Perrella. Matthew Shaw serves as chair of the committee. The Nominating and Corporate Governance Committee is responsible for:

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

D.    Employees

As of December 31 of the years ended 2023, 2022 and 2021, we had 32, 48, and 31 employees, respectively, not inclusive of non-executive directors. Below is a breakdown of employees by their departments as of December 31, 2023.

	Number of
Department	employees	% of total
Research and development and technology	2	6
Compliance, legal and finance	7	22
Business and customer support	4	13
Marketing	1	3
Operations	18	56
General and administration	0	0
Total	32	100%

E.    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 16, 2024 for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;
●	each of our directors and executive officers; and
●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of April 16, 2024. Percentage ownership calculations are based on ordinary shares outstanding as of April 16, 2024.

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

NUMBER OF
	ORDINARY SHARES	PERCENTAGE OF
	BENEFICIALLY	ORDINARY SHARES
NAME OF BENEFICIAL OWNER	OWNED	BENEFICIALLY OWNED
5% or Greater Shareholders:
none	—	—%
Executive Officers and Directors:	*
Thomas Chippas	*	*
Jim MacCallum	*	*
Matthew Shaw	*	*
Raghav Chopra	*	*
Maria Perrella	*	*

* Represents beneficial ownership of less than 1%.

Ordinary Shares

In accordance with our Articles of Association, the following summarizes the rights of holders of our ordinary shares:

●	each holder of our ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally;
●	each holder of the ordinary shares is entitled to receive notice of, attend, speak and vote at our general meetings; and
●	each holder of our ordinary shares is entitled to receive such dividends as are recommended by our directors and declared by our shareholders.

Restricted Stock Units

The Company grants Restricted Stock Unit (RSU) awards as part of its employee compensation strategy. RSUs are awards granted to employees that represent the right to receive the Company's ordinary shares at a future date, subject to the fulfillment of vesting conditions based on continued employment.

Performance Stock Units

The Company also grants Performance Share Unit (PSU) awards to the Chief Executive Officer as a key component of its long-term incentive compensation strategy. PSUs are awards granted to the Chief Executive Officer that represent the right to receive the Company’s ordinary shares at a future date, subject to vesting conditions and the achievement of predetermined performance goals over a specified performance period.

Options

As of December 31, 2023, there were options to purchase 10,312,208 ordinary shares outstanding with a weighted average exercise price of £0.80 per ordinary share.

For a summary of the options to purchase ordinary shares granted to executive officers and non-executive directors as of December 31, 2023 and arrangements involving our employees in our share capital, see Item 6. B. “Equity Compensation Arrangements.”

Warrants

As of December 31, 2023, there were warrants to purchase 715,821 ordinary shares outstanding with a weighted average exercise price of £1.19 per ordinary share. The warrants lapse between three and five years from the date of grant.

F.    Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

Item 7.         Major Shareholders and Related Party Transactions

A.    Major Shareholders

To the best of the Company’s knowledge, as of April 16, 2024, the Company is not aware of any beneficial owners that directly or indirectly exercises control or direction over more than 5% of the voting rights to the Company ordinary shares.

As of April 16, 2024, there were 577,616,315 ordinary shares of the Company issued and outstanding.

The Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. Furthermore, the Company is not aware of any arrangements which may at some subsequent date result in a change in control of the Company.

B.    Related Party Transactions

The following is a description of our related party transactions since January 1, 2022.

Certain of these related party transactions relate to former directors and members of the management team during their time with the Company.

Agreements with Board Members and Executive Officers

Executive Officer Service Agreements

The Company has entered into service agreements with Thomas Chippas and Jim MacCallum. See Item 6. B. “Executive Officer Service Agreements.”

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

Item 8.      Financial Information

A.    Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” for the annual consolidated financial statements including the notes thereto and report of its independent registered public accounting firm.

A.7.Legal Proceedings

From time to time, we may become involved in legal or regulatory proceedings, lawsuits and other claims arising in the ordinary course of business. We are currently subject to a securities class action lawsuit. The case, vs Argo Blockchain plc et al, was filed in the Eastern District of New York on January 26, 2023 (the “Class Action”). In view of the inherent difficulty of predicting the outcome of such matters, we cannot state what the eventual outcome of the Class Action or other matters that we may become involved in will be, but the Company refutes all of the allegations in the Class Action and believes that the Class Action is without merit. Other than the Class Action, based on our knowledge, were not presently a party to any legal proceedings that, in the opinion of our management, would individually or taken together have a material adverse effect on our business, operating results, financial condition, or cash flows. Regardless of outcome, litigation can have an adverse impact on the Company due to defense and settlement costs, diversion of management resources, negative publicity and reputational harm, and other factors.

A.8.Dividends

We have never declared or paid any cash dividends on our ordinary shares. We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Under current English law, a company’s accumulated realized profits must exceed its accumulated realized losses (on a non-consolidated basis) before dividends can be declared and paid. Therefore, we must have distributable profits before declaring and paying a dividend. In addition, as a public limited company incorporated in England and Wales, we will only be able to make a distribution if the amount of our net assets is not less than the aggregate of our called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.

B.    Significant Changes

Except as disclosed in this Annual Report, no significant changes have occurred since December 31, 2023, the date of the financial statements included in this Annual Report.

Item 9.      The Offer and Listing

Not applicable except for Item 9.A.4 and Item 9.C.

The Company’s ADSs are listed on the Nasdaq Global Select Market under the symbol “ARBK,” the Company’s 8.75% Senior Notes due 2026 are listed on the Nasdaq Global Select Market under the symbol “ARBKL” and the Company’s ordinary shares are listed on the London Stock Exchange Main Market under the symbol “ARB.”

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

C.    Material Contracts

In addition to contracts entered into in the ordinary course of business, the following material contracts have been entered into by the Company within two years immediately preceding the date of this Annual Report:

Equity Purchase Agreement and Asset-Backed Loan with Galaxy

On December 28, 2022, we announced a series of transactions with Galaxy that strengthened our balance sheet, improved our liquidity position, and enabled us to continue mining operations. As part of the transactions, we sold the Helios facility and real property in Dickens County, Texas to Galaxy for approximately $65 million and refinanced existing asset-backed loans via the $35 million, three-year Galaxy ABS Loan. The Galaxy ABS Loan also includes events of default, which are customary for facilities of this type (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all amounts outstanding under the Galaxy ABS Loan may be accelerated. The Galaxy ABS Loan contains usual and customary limitations on indebtedness, liens, restricted payments, acquisitions and asset sales in the form of affirmative, negative and financial covenants, which are customary for financings of this type. The Galaxy ABS Loan is secured by a collateral package that includes 23,619 Bitmain S19J Pro mining machines currently operating at the Helios facility and certain machines located at Argo’s Canadian data centers. The term of the Galaxy ABS Loan is 18 months with an option to extend for another 18 months if certain financial thresholds are met. The interest rate is SOFR plus 11% with a 1.5% renewal fee in the event the maturity is extended.

Hosting Services Agreement with Galaxy

On December 28, 2022, in connection with the sale of our Helios facility to Galaxy, we entered into a two-year hosting services agreement allowing our approximately 23,619 Bitmain S19J Pro mining machines that were operating at the Helios facility to remain in operation at that facility. As the owner of the Helios facility, Galaxy entered into a fixed-price power purchase agreement with a licensed retail electricity provider to procure electricity for the facility. The hosting agreement provides that we will have access to this electricity at the fixed-price power purchase agreement rate. We pay Galaxy a hosting fee and collaborate with Galaxy on designing a curtailment strategy in order to participate in certain demand response programs offered by the Electric Reliability Council of Texas, which manages the Texas power grid.

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

E.    Taxation

Material United Kingdom Tax Considerations

The following is intended as a general guide to current UK tax law and HM Revenue & Customs’ (“HMRC”) practice applying as at the date of this Annual Report (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of our ADSs. It does not constitute legal or tax advice and does not purport to be a complete analysis of all UK tax considerations relating to the holding of ADSs, or all of the circumstances in which holders of ADSs may benefit from an exemption or relief from UK taxation. It is written on the basis that the Company does not (and will not) directly or indirectly derive 75% or more of its qualifying asset value from UK land, and that the Company is and remains solely resident in the United Kingdom for tax purposes and will therefore be subject to the UK tax regime (and not, for example, the U.S. tax regime (save as set out below under “Material United States Federal Income Tax Considerations.”))

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

F.    Dividends and Paying Agents

Not applicable.

G.    Statement of Experts

Not applicable.

H.    Documents on Display

The documents concerning the Company which are referred to in this Annual Report may be inspected at the Company's offices located at Eastcastle House, 27/28 Eastcastle Street, London, England W1W 8DH.

The Company files reports, including annual reports on Form 20-F, furnishes current reports on Form 6-K and discloses other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. These may be accessed by visiting the SEC’s website at www.sec.gov.

The Company also makes available on its investor relations webpage, free of charge, its Annual Report and the text of its reports on Form 6 - K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on the Company's website is not incorporated by reference in this Annual Report.

I.    Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable

Item 11.         Quantitative and Qualitative Disclosures About Market Risk

Market Value of Bitcoin and other Cryptocurrency Risk

Substantially all of our current business is focused on mining Bitcoin. Our revenue is primarily comprised of the value of Bitcoin rewards and transaction fees we earn by mining the blockchain, and, as of December 31, 2023, less than 2% of our total assets were represented by our holdings of Bitcoin and other cryptocurrencies in treasury. Our operating results and financial condition are affected by fluctuations and long-term trends in the value of Bitcoin and, to a lesser extent, other cryptocurrency. Each cryptocurrency has its own unique dynamic in terms of valuation, reward rates and similar factors. Any of these factors could lead to material adverse changes in the market for cryptocurrencies, which could in turn result in substantial damage to or even the failure of our business.

A 10% increase or decrease in the market value of Bitcoin and other cryptocurrencies over the course of 2022 would have increased or decreased our revenue by 10% for the year. Bitcoin and other cryptocurrencies accounted for less than 2% of our total assets; as such, a 10% increase or decrease in Bitcoin’s or other cryptocurrencies’ value as at December 31, 2023 would not have had a material effect on our total assets as at that date. However, given we were selling Bitcoin and other cryptocurrencies to cover operating expenses during the year, increases or decreases in the market value of these cryptocurrencies would have resulted in increased or decreased holdings of these cryptocurrencies at the end of the year. See Item 5. A. “Factors Affecting our Results of Operations — Market Value of Bitcoin and other Cryptocurrency.”

Cost of Power Risk

Mining cryptocurrency is a highly power-intensive process, with electrical power required both to operate the mining machines and to dissipate the significant amount of heat generated by operating the machines. In 2023, the cost of power represented 52% of our direct costs and 56% of our cryptocurrency mining revenue. A 10% change in the cost of power over the course of 2023 would have changed our gross profit by $2.8 million for the year. See Item 5. A. “Factors Affecting our Results of Operations  — Cost and Source of Power.”

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

PART II

Item 13.       Defaults, Dividends Arrearages and Delinquencies

None.

Item 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds

A. – D. Material Modifications to the Rights of Security Holders.

None.

E. Use of Proceeds.

None.

Item 15.       Controls and Procedures

Disclosure Controls and Procedures

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report, that being as at December 31, 2023. This evaluation was carried out by our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”). Based upon that evaluation, our CEO and CFO concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2023.

It should be noted that while our CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Exchange Act Rules 13a-15(f ) and 15d-15(f ) define this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with (a) UK-adopted international accounting standards; and (b) IFRS, including interpretations issued by the IFRS Interpretations Committee.

Under the supervision and with the participation of our CEO and CFO, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report is not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

Changes In Internal Control Over Financial Reporting

During the period ended December 31, 2023, there were no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f)and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.         RESERVED

Item 16A.         Audit Committee Financial Expert

The Company’s Board of Directors has determined that Maria Perrella is an audit committee financial expert. Ms. Perrella is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, and her experience is disclosed in this Annual Report under Item 6.A “Directors and Senior Management.”

Item 16B.        Code of Ethics

We have adopted a Code of Business Conduct and Ethics, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. This Code of Business Conduct and Ethics applies to all of our executive officers, board members and employees. We have not granted any waiver from the Code of Business Conduct and Ethics to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions during the fiscal year ended December 31, 2023.

This Code of Business Conduct and Ethics is posted on our website, www.argoblockchain.com. The information contained on the Company’s website is not included in, or incorporated by reference into, this Annual Report.

Item 16C.        Principal Accountant Fees and Services

The Company’s independent registered public accounting firm is PKF Littlejohn LLP, of London, England; Auditor Firm ID: 2814.

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by our independent registered public accounting firms for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the year ended December 31,
	2023	2022
	£ ‘000	£ ‘000
Audit fees (1)	240	254
Tax Fees (3)	—	—
All other fees (4)	—	—
	240	254
(1)	Audit fees represent the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements, the review of our quarterly financial statements.
(2)	Audit related fees represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors not reported in (1).
(3)	Tax fees represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for tax compliance, tax advice, and tax planning.
(4)	All other fees represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for services not reported in (1) to (3).

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

Item 16G.        Corporate Governance

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices instead of certain corporate governance practices required by Nasdaq applicable to U.S. domestic issuers. We intend to voluntarily follow some Nasdaq corporate governance rules. However, we intend to follow UK corporate governance practices in lieu of the Nasdaq corporate governance rules as follows:

●	We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, our Amended and Restated Articles of Association provide alternative quorum requirements that are generally applicable to meetings of shareholders.
●	We do not intend to follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive session, where only independent directors are present. Our independent directors may choose to meet in executive session at their discretion.
●	We do not intend to follow Nasdaq Rule 5635(c), which requires shareholder approval for the establishment of or any material amendments to equity compensation or purchase plans or other equity compensation arrangements.
●	We do not intend to follow Nasdaq Rule 5635(d), which requires shareholder approval in order to enter into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares. We will follow English law with respect to any requirement to obtain shareholder approval in connection with any private placements of equity securities.

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

Item 16I.        Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.       Insider Trading Policy

Not applicable.

Item 16K.       Information on Cybersecurity

Cybersecurity Risk Management and Strategy

As an emerging growth company, we recognize the critical importance of cybersecurity in safeguarding our assets, maintaining the trust of our customers, and ensuring the integrity of our operations. We face various cybersecurity risks and threats, including but not limited to unauthorized access, data breaches, malware attacks, and phishing attempts. These risks are inherent in the use of technology and the internet for conducting business.

We have implemented a comprehensive cybersecurity program designed to mitigate these risks and protect our systems and data. This program includes:

1.	Risk Assessment: Regular assessments of cybersecurity risks and vulnerabilities to identify potential threats and areas for improvement.
2.	Security Controls: Implementation of technical controls such as firewalls, intrusion detection systems, encryption, and multi-factor authentication to secure our networks and data.
3.	Employee Training: Ongoing training and awareness programs for employees to educate them about cybersecurity best practices and the importance of data protection.
4.	Incident Response Plan: Development and maintenance of an incident response plan to quickly detect, respond to, and recover from cybersecurity incidents.
5.	Third-Party Oversight: Monitoring and evaluating the cybersecurity practices of third-party vendors and service providers with access to our systems or data.
6.

Third-Party Consulting: Engaging external experts to enhance our cyber security program. Their insights and recommendations drive ongoing enhancements to ensure our defenses remain robust against evolving threats.

Despite our efforts, we cannot guarantee that our cybersecurity measures will prevent all incidents or breaches. Cyber threats are constantly evolving, and determined attackers may find ways to circumvent even the most robust security measures.

In the event of a significant cybersecurity incident that poses a material impact on our business, financial condition, or reputation, we will promptly disclose relevant information in accordance with our disclosure obligations. We may also notify affected individuals, regulatory authorities, and other stakeholders as required by law or industry standards.

Our commitment to cybersecurity extends to our ongoing efforts to enhance and adapt our security measures in response to emerging threats and regulatory developments. We remain vigilant in monitoring the cybersecurity landscape and implementing proactive measures to protect our stakeholders and assets.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its overall risk oversight function. The Board oversees the management's implementation of our cybersecurity risk management program.

Management updates the Board, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

PART III

Item 17.         Financial Statements

See Item 18. “Financial Statements.”.

Item 18.         Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report.

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

2.1	*	Description of the registrant’s securities registered pursuant to Section 12 of the Exchange Act.

2.2		Form of Deposit Agreement (incorporated by reference to Exhibit 4.1 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

2.3		Form of American Depositary Receipt (included in Exhibit 2.2)

2.4		Form of Indenture (incorporated by reference to Exhibit 4.1 to the Registrant’s Amendment No. 1 to Registration Statement on Form F-1 filed on November 10, 2021)

2.5		Form of First Supplemental Indenture (incorporated by reference to Exhibit 4.2 to the Registrant’s Amendment No. 1 to Registration Statement on Form F-1 filed on November 10, 2021)

2.6		Form of Notes (included as Exhibit A to Exhibit 2.5 above)

4.1		2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

4.2

UK Non-Tax-Advantaged Sub-Plan to 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

4.3		2021 U.S. Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

4.4		2022 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 filed on March 8, 2023)

4.5	#

Senior Secured Credit Agreement, by and among Argo Blockchain plc, Argo Operating US LLC, Galaxy Digital LLC, the other guarantor and lender parties thereto from time to time (incorporated by reference to Exhibit 4.9 to the Registrant’s Form F-20 F filed on May 2, 2023)

12.1	*	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Thomas Chippas

12.2	*	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Jim MacCallum.

13.1	*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

15.1	*	Differences in Corporate Law

21.1	*	List of Subsidiaries of the Registrant

97.1	*	Executive Compensation Clawback Policy

101.INS	*	XBRL Instance Document

101.SCH	*	XBRL Taxonomy Extension Schema Document

101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document

104	*	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.

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

Dated: April 30, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Argo Blockchain plc

Opinion on the Financial Statements

We have audited the accompanying group statements of financial position of Argo Blockchain plc and its subsidiaries (the “Group”) as of December 31, 2023 and 2022, and the group statements of comprehensive income, group statements of cash flows and group statements of changes in equity for each of the three years ended December 31, 2023, 2022 and 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years ended December 31, 2023, 2022 and 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going concern uncertainty

We draw attention to note 3 in the financial statements, which indicates that due to the group’s debt service obligations and the exposure to Bitcoin, power and hashprice price which have shown significant volatility over recent years, resulting in a current loss recorded for the year. In addition to this, the group needs to raise further funding during the assessment period, in order to meet liabilities as they fall due for the foreseeable future. As stated in note 3, these events or conditions, along with the other matters as set forth in note 3, raise substantial doubt about the Group’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In auditing the financial statements, we have concluded that the director’s use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors’ assessment of the group’s and parent company’s ability to continue to adopt the going concern basis of accounting included a review of management’s cash flow forecasts to June 2025, along with an assessment of the “downside case” forecast as well as its likelihood. The audit team performed sensitivity analysis on the hashprice applied throughout the assessment period and the refinancing of the debt position. We have reviewed all key inputs into the cash flow forecasts, with particular emphasis on those areas of judgement and estimation uncertainty such as the hashprice, power costs, loan repayments and hashpower, and ensured they are appropriate and no evidence of management bias exists.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Carrying value of mining machines (Note 19)

The group holds a significant value of mining machines at the year end totaling $51,158k (2022: $65,358k), which is made up of newly acquired machines in the year as well as those in place from prior periods.

The machine prices fluctuate based on their hashpower rating and the price of bitcoin.

Although the bitcoin price has recovered during the current year, there are numerous factors which indicate a potential impairment under IAS 36. These factors include, but are not limited to: bitcoin halving, power costs, curtailments and machine uptime.

Where an impairment indicator exists, management are required to prepare an assessment of the recoverable amount of said machines, being the higher of their fair value less costs to sell and the value in use.

The key assumptions and inputs underlying the Value in Use (‘VIU’) calculations, including the cash flow forecasts and discount rates, require significant judgement and estimation by management and therefore this has been assessed as a key audit matter.

In responding to the identified key audit matter we completed the following audit procedures:

●Reviewing management’s VIU calculations and challenging the key assumptions made, including obtaining both corroborative and contradictory evidence of the key inputs;
●Evaluating the allocation of relevant costs relating to mining machines and ensuring completeness and reasonableness of the key inputs;
●Ensuring mathematical accuracy of the VIU calculations;
●Obtaining evidence of current selling prices of new and used machines in order to assess the recoverable value if the machines were to be sold to a third party and to also assess the validity of the salvage value as part of the VIU calculation;
●Performing sensitivity analysis on the key inputs in the VIU calculations prepared, and assessing the accuracy of previous forecasts to actual results;
●Engaging our internal valuation specialists to perform a Weighted Average Capital Cost  calculation to compare against the discount rate applied by management in their assessment;
●Performing physical verification checks of the mining machinery to assess for any indicators of impairment;
●Reviewing management’s assessment of the useful life of mining machinery and ensuring this is appropriate; and
●Reviewing the disclosures in the financial statements and ensuring they provide a true and fair view of management’s assessment performed.

Key observations:

We are satisfied that management’s impairment assessment and key assumptions applied in the VIU calculation are reasonable.

/s/ PKF Littlejohn LLP

We have served as the Company’s auditor since 2019.

London, England

Date: 30/04/2024

ARGO BLOCKCHAIN PLC

GROUP STATEMENT OF COMPREHENSIVE INCOME

		Year ended	Year ended	Year ended
		December	December	December
		2023	2022	2021
			(Restated,
			Note 2)
Continuing operations	Note	$’000	$’000	$’000

Revenues	7	50,558	58,583	98,748

Power and hosting costs	7	(35,964)	(26,759)	(15,185)
Power Credits	7	7,163	—	—
Change in fair value of digital currencies	18, 21	738	(53,978)	2,167
Depreciation – mining hardware	19	(18,656)	(20,469)	(14,339)
Gross profit (loss)		3,839	(42,623)	71,391
Operating costs	8	(19,345)	(34,057)	(11,743)
Gain on hedging		—	2,097	—
Share based payment charge	22	(3,892)	(6,096)	(2,579)
Operating loss		(19,398)	(80,679)	57,069
Gain/(loss) on sale of investments		36	—	(837)
Loss on sale of subsidiary	14	—	(55,418)	—
Write off of investment	17	(2,236)	—	—
Loss on disposal of fixed assets		—	(23,228)	244
Investment fair value movement	16	—	(406)	—
Finance costs	8	(11,556)	(22,661)	(2,935)
Other income		346	3,726	—
Impairment of tangible fixed assets	19	(855)	(55,838)	—
Gain on disposal of intangible assets	18	428	—	—
Impairment of intangible assets	18	(1,082)	(5,155)	—
Equity accounted loss from associate	17	(716)	(6,027)	(1,594)
Revaluation of contingent consideration		—	4,994	314
Loss before taxation		(35,033)	(240,692)	52,261
Tax credit (expense)	13	—	11,731	(11,319)
Loss after taxation		(35,033)	(228,961)	40,942
Other comprehensive income

Currency translation reserve		(779)	(20,639)	(8,834)
Equity accounted OCI from associate	17	—	(8,744)	8,744
Fair value reserve		—	(551)	551
Total other comprehensive loss		(779)	(29,934)	461

Total comprehensive loss attributable to the equity holders of the Company		(35,812)	(258,895)	41,403
Loss per share attributable to equity owners (cents)
Basic and diluted earnings/(loss) per share	12	(0.07)	(0.48)	0.10

ARGO BLOCKCHAIN PLC

GROUP STATEMENT OF FINANCIAL POSITION

		As at	As at	As at
		31 December	31 December	1 January
		2023	2022	2022
			(Restated,
			Note 2)
	Note	$’000	$’000	$’000

ASSETS
Non-current assets
Investments at fair value through income or loss	16	400	414	543
Investments accounted for using the equity method	17	—	2,863	18,642
Intangible fixed assets	18	888	2,103	7,560
Property, plant and equipment	19	59,728	76,991	150,571
Right of use assets	19	—	525	472
Total non-current assets		61,016	82,896	177,788
Current assets
Trade and other receivables	20	2,480	823	10,072
Prepaids	20	1,355	5,979	75,409
Digital assets	21	385	443	108,956
Cash and cash equivalents	27	7,443	20,092	15,923
		11,663	27,337	210,360
Assets Held for sale	15	3,261	—	—
Total current assets		14,924	27,337	210,360
Total assets		75,940	110,233	388,148
EQUITY AND LIABILITIES
Equity
Common Stock	23	712	634	622
Additional paid-in capital	23	209,779	202,103	196,911
Share based payment reserve	24	12,166	8,528	2,531
Currency translation reserve	24	(30,129)	(29,350)	(8,711)
Fair value reserve		—	—	551
Other comprehensive income of equity accounted associates		—	—	8,744
Accumulated surplus (loss)	24	(192,370)	(157,337)	71,624
Total equity		158	24,578	272,272
Current liabilities
Trade and other payables	25	11,175	9,780	20,566
Income Tax		—	—	10,360
Deferred Tax	13	—	—	386
Contingent consideration		—	—	10,889
Loans and Borrowings	26	14,320	11,605	31,558
Lease liability	26	—	5	10
		25,495	21,390	73,769
Liabilities held for sale	15	2,090	—	—
Total current liabilities		27,585	21,390	73,769
Non-current liabilities
Deferred tax	13	—	—	730
Issued debt - bond	4	38,170	37,809	36,303
Loans	26	10,027	25,916	4,575
Lease liability	26	—	540	499
Total liabilities		75,782	85,655	115,876

Total equity and liabilities		75,940	110,233	388,148

The Group financial statements were approved by the Board of Directors on 24 April 2024 and authorised for issue; they are signed on its behalf by:

Thomas Chippas Chief Executive Officer

The accounting policies and notes form part of the financial statements. Registered number: 11097258

ARGO BLOCKCHAIN PLC

GROUP STATEMENT OF CHANGES IN EQUITY

				Share
		Additional	Currency	based	Accumulated
	Common	paid in	translation	payment	surplus/
	Stock	Capital	reserve	reserve	(deficit)	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2023	634	202,103	(29,350)	8,528	(157,337)	24,578
Total comprehensive loss for the period:
Loss for the period	—	—	—	—	(35,033)	(35,033)
Other comprehensive loss	—	—	(779)	—	—	(779)
Total comprehensive loss for the period	—	—	(779)	—	(35,033)	(35,812)
Transactions with equity owners:
Common Stock Issued	78	7,676	—	—	—	7,754
Share based compensation charge	—	—	—	3,892	—	3,892
Share RSUs vested	—	—	—	(254)	—	(254)
Total transactions with equity owners	78	7,676	—	3,638	—	11,392

Balance at 31 December 2023	712	209,779	(30,129)	12,166	(192,370)	158

				Share		Other
		Additional	Currency	based	Fair	comprehensive	Accumulated
	Common	paid in	translation	payment	Revaluation	income of	surplus/
	Stock	Capital	reserve	reserve	Reserve	associates	(deficit)	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2022	622	196,911	(8,711)	2,531	551	8,744	71,624	272,272
Total comprehensive loss for the period:
Loss for the period	—	—	—	—		—	(228,961)	(228,961)
Other comprehensive loss	—	—	(20,639)	—	(551)	(8,744)	—	(29,934)
Total comprehensive loss for the period	—	—	(20,639)	—	(551)	(8,744)	(228,961)	(258,895)
Transactions with equity owners:
Common Stock Issued	12	5,192	—	—	—	—	—	5,204
Share based compensation charge	—	—	—	6,096	—	—	—	6,096
Common stock options/warrants exercised	—	—	—	(99)	—	—	—	(99)
Total transactions with equity owners	12	5,192	—	5,997	—	—	—	11,201

Balance at 31 December 2022	634	202,103	(29,350)	8,528	—	—	(157,337)	24,578

				Share		Other
		Additional	Currency	based	Fair	comprehensive	Accumulated
	Common	paid in	translation	payment	Revaluation	income of	surplus/
	Stock	Capital	reserve	reserve	Reserve	associates	(deficit)	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2021	403	1,724	123	97	—	—	30,682	33,029
Total comprehensive loss for the period:
Loss for the period	—	—	—	—	—	—	40,942	40,942
Other comprehensive loss	—	—	(8,834)	—	551	8,744	—	461
Total comprehensive loss for the period	—	—	(8,834)	—	551	8,744	40,942	41,403
Transactions with equity owners:
Common Stock issued	219	195,187	—	—	—	—	—	195,406
Share based compensation charge	—	—	—	2,579	—	—	—	2,579
Common stock options/warrants exercised	—	—	—	(145)	—	—	—	(145)
Total transactions with equity owners	219	195,187	—	2,434	—	—	—	197,840
Balance at 31 December 2021	622	196,911	(8,711)	2,531	551	8,744	71,624	272,272

ARGO BLOCKCHAIN PLC

GROUP STATEMENT OF CASHFLOWS

		Year ended	Year ended	Year ended
		December	December	December
			(Restated,
			Note 2)
		2023	2022	2021
	Note	$’000	$’000	$’000
Cash flows from operating activities
Loss before tax		(35,033)	(240,692)	52,261
Adjustments for:
Depreciation and amortisation	18,19	20,129	29,003	15,318
Foreign exchange movements		(1,597)	(21,337)	784
Loss on disposal of tangible assets		—	23,228
Finance cost	8	11,556	22,662	2,851
Loss on sale of subsidiary and investment		—	55,418	837
Fair value change in digital assets through profit or loss	21	(738)	55,555	(2,166)
Revenue from digital assets	21	(50,558)	(60,172)	(106,902)
Impairment of intangible digital assets	18	654	5,548	712
Impairment of property, plant and equipment	19	855	55,838
Investment fair value movement	17	—	406	(244)
Write off of investment	17	2,236	—
Share of loss from associate		716	6,027	1,594
Non-cash settlement of management fees		—	—	(2,077)
Gain on sale of investment		(36)	—
Revaluation of contingent consideration		—	(4,994)	(314)
Derecognition of contingent consideration		—	—	(468)
Hedging gain		—	(2,097)
Purchase of digital assets		—	—	(19,973)
Proceeds from sale of digital assets	21	51,866	114,646	15,048
Stock based compensation expense	10	3,892	6,096	2,579
Working capital changes:
(Increase)/decrease in trade and other receivables	20	(1,152)	(26,150)	(18,136)
Increase/(decrease) in trade and other payables	25	1,041	(5,576)	16,352
Net cash generated from operating activities		3,831	13,409	(41,944)
Investing activities
Investments at fair value through profit or loss		—	—	(293)
Investment in associate		—	—	(9,785)
Acquisition of subsidiary, net of cash acquired		—	—	(884)
Mining equipment prepayment		—	—	(63,113)
Cash transferred on disposal of subsidiary		—	(1,678)
Proceeds from sale of investment	16	50	—	1,027
Purchase of tangible fixed assets	19	(1,112)	(108,047)	(105,093)
Proceeds from disposal of tangible fixed assets		—	12,404
Net cash used in investing activities		(1,062)	(97,321)	(178,141)
Financing activities
Increase in loans	26	1,429	96,995	29,595
Lease payments	27		(93)	(9,820)
Loan repayments	26	(14,064)	—	(1,592)
Interest paid		(10,661)	(22,661)	(162)
Proceeds from issue of loan in conjunction with the disposal of subsidiary		—	9,936
Proceeds from debt issue		—	—	35,808
Proceeds from common stock issued – net of issue costs	24	7,518	—	179,233
Net cash (used in) generated from financing activities		(15,778)	84,177	233,062
Net (decrease) increase in cash and cash equivalents		(13,009)	265	12,977
Effect of foreign exchange on cash and cash equivalents		360	3,904	161
Cash and cash equivalents at beginning of period		20,092	15,923	2,785
Cash and cash equivalents at end of period		7,443	20,092	15,923

ARGO BLOCKCHAIN PLC

Material non-cash movements:

●	The Group sold its Helios facility in December 2022, in exchange for paying down existing debt and obtaining new debt. See Note 20 for additional details.
●	In March 2022, the Group entered into an agreement to exchange mining machines and terminate a hosting agreement. See Note 20 for additional details.
●	During the period, the Group utilised “Prepayments for mining machines” amounting to $4,118,000 included within receivables in order to acquire mining machines within property plant and equipment additions

		Year ended	Year ended
		31 December	31 December
		2023	2022
Group - net debt reconciliation		$’000	$’000
Current loans and borrowings	27	(14,320)	(11,605)
Non-current issued debt – bonds	27	(38,170)	(37,809)
Non-current loans and borrowings	27	(10,027)	(25,916)
Lease liability		—	(545)
Cash and cash equivalents		7,443	20,092
Total net debt		(55,074)	(55,783)

ARGO BLOCKCHAIN PLC

NOTES TO THE FINANCIAL STATEMENTS

1.COMPANY INFORMATION

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

On 4 March 2022 the Group acquired 100% of the share capital of DPN LLC and was merged into new US entity Argo Innovation Facilities (US) Inc (also 100% owned by Argo Blockchain plc).

On 11 May 2022 the Group acquired 100% of the share capital of 9377-2556 Quebec Inc and 9366-5230 Quebec Inc. These are held by Argo Innovation Labs Inc. (Canada).

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

The financial statements cover the year ended 31 December 2023.

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

During 2023, the Group changed its reporting currency to US dollars as further described in Note 3. Monetary amounts in these financial statements are rounded to the nearest thousand US dollars.  Argo Blockchain PLC’s functional currency is GBP. Argo Innovations Labs Inc., 9377-2556 Quebec Inc, and 9366-5230 Quebec Inc.’s functional currency is Canadian Dollars; Argo Operating US LLC and Argo Holdings US Inc.’s functional currency is United States Dollars; all entries from these entities are presented in the Group’s presentational currency of US dollars. This change in accounting policy applied retrospectively requires a third balance sheet as at the beginning of the preceding comparative period to be reported Where the subsidiary's functional currency is different from the parent, the assets and liabilities presented are translated at the closing rate as at the Statement of Financial Position date. Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).

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

ARGO BLOCKCHAIN PLC

Prior year restatement

The 2022 income tax accounting was completed based on preliminary information at the time of the financial statement completion. When updating the income taxes for 2023 it was determined that the 2022 estimates were inaccurate and have been restated.

The impact on the 2022 financial statements are as follows:

Income tax recovery increased by $11,285,000 from $446,000 to $11,731,000.

Cumulative translation adjustment increased by $455,000 from $20,184,000 to $20,639,000
Net loss decreased by $11,285,000 from a loss of $240,246,000 to a loss of $228,961,000.
Deferred tax liability decreased by $10,589,000 from $10,589,000 to $nil.

Statement of Cashflows reclassification

Proceeds from the sale of digital assets were reclassified from investing cashflows to operating cashflows in the 2022 Statements of Cashflows, amongst other presentational changes in 2022 in order to ensure comparability with the presentation and classification in the current year.

3.ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are below.

Change in Presentation Currency

The Group changed its presentational currency to US Dollars during 2023 due to the fact its revenues, direct costs, capital expenditures and debt obligations are predominantly denominated in US Dollars. In order to satisfy the requirements of IAS 21 with respect to a change in the presentation currency, the financial information as previously reported in the Group’s Annual Reports have been restated from GBP into US Dollars using the procedures outlined below:

●	Assets and liabilities were translated to US Dollars at the closing rates of exchange at each respective balance sheet date
●	Share capital, share premium and other reserves were translated at the historic rates prevailing at the dates of transactions
●	Income and expenses were translated to US Dollars at an average rate at each of the respective reporting years
●	Differences resulting from the retranslation were taken to reserves
●	All exchange rates used were extracted from the Group’s underlying financial records

Going Concern

The preparation of consolidated ﬁnancial statements requires an assessment on the validity of the going concern assumption.

On 28 December 2022, the Group announced a series of transactions with Galaxy Digital Holdings, Ltd. (“Galaxy”) that improved the Group’s liquidity position and enabled the Group to continue its mining operations. As part of the transactions, Argo sold the Helios facility and real property in Dickens County, Texas to Galaxy for $65 million and refinanced existing asset-backed loans via a new $35 million, three-year asset-backed loan with Galaxy. The transactions reduced total indebtedness by $41 million and allowed Argo to simplify its operating structure. During 2023 and through March 31, 2024, the Group has repaid a significant portion of the Galaxy debt by making its scheduled amortization payments, sweeps on equity raises, and through the sale of non-core assets. In addition, an equity raise completed in January 2024 provided the Group with additional cash resources. This has strengthened the Group’s balance sheet and liquidity position. However,

ARGO BLOCKCHAIN PLC

material uncertainties exist that may cast significant doubt regarding the Group’s ability to continue as a going concern and meet its liabilities as they come due. The significant uncertainties are:

1.	The Group’s debt service obligations as of reporting date are approximately $18 million (Galaxy principal and interest on Galaxy and the bonds) from 31 March 2024 to 30 June 2025.
2.

The Group’s exposure to Bitcoin prices, power prices, and hashprice, each of which have shown volatility over recent years and have a significant impact on the Group’s future profitability. The Group may have difficulty meeting its liabilities if there are significant declines to the hashprice assumption or significant increases to the power price, particularly where there is a combination of both factors. The recent April 2024 Bitcoin halving has created pressure on the hashprice. The Directors’ assessment of going concern includes forecasted scenarios drawn up to 30 June 2025 using the Group’s estimate of potential hashprices and power costs.

Offsetting these potential risks to the Group’s cash flow are the Group’s current cash balance, cash generated from operations and the Group’s ability to generate additional funds by issuing equity for cash proceeds.

Based on information from Management, as well as independent advisors, the Directors have considered the period to 30 June 2025, as a reasonable time period given the variable outlook of cryptocurrencies and the Bitcoin halving in April 2024. Based on the above considerations, the Board believes it is appropriate to adopt the going concern basis in the preparation of the Financial Statements. However, the Board notes that the significant debt service requirements and the volatile economic environment, indicate the existence of material uncertainties that may cast significant doubt regarding the applicability of the going concern assumption and the auditors have made reference to this in their audit report.

Revenue and Other Income Recognition

Mining Revenue

The provision of hash calculation services is an output of our ordinary activities from the Company’s mining equipment. The Company has entered into arrangements with a Mining pool and has undertaken the performance obligation of providing computing power used for hashing calculations to the Mining pool in exchange for noncash consideration in the form of cryptocurrency, which is variable consideration. Providing our computing power is at the Company’s discretion and our enforceable right to compensation begins when, and continues for as long as, services are provided. The cryptocurrency earnings are calculated based on a formula which, in turn, is based on the hashrate contributed by the Company's provided computing power used for hashing calculations allocated to the Mining pool, assessed over a 24-hour period, and distributed daily based on the Full Pay Per Share (“FPPS”) methodology. The Company assesses the estimated amount of the variable non-cash consideration to which it expects to be entitled for providing computational power used for hashing calculations at contract inception and subsequently measures if it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The uncertainties regarding the daily variable consideration to which the Company is entitled for providing its computational power used for hashing calculations are no longer constrained at 23:59:59 UTC regardless of the timing of the BTC received. The amount earned is calculated based on the Company's computing power used for hashing calculations provided to the Mining pool and the estimated (i) block subsidies and (ii) daily average transaction fees which the Mining Pool expects to earn, less (iii) a Mining pool discount.

1.

Block subsidies refers to the block reward that are expected to be generated on the BTC network as a whole. The fee earned by the Company is first calculated by dividing (a) the total amount of hashrate the Company provides to the Mining pool operator, by (b) the total BTC network’s implied hashrate (as determined by the BTC network difficulty), multiplied by (c) the total amount of block subsidies that are expected to be generated on the BTC network as a whole.

2.

Transaction fees refer to the total fees paid by users of the network to execute transactions. The fee paid out by the Mining pool operator to the Company is further calculated by dividing (a) the total amount of transaction fees that are actually generated on the BTC network as a whole less the 3 largest and 3 smallest transactions per block, by (b) the total amount of block subsidies that are actually generated on the BTC network as a whole, multiplied by (c)

ARGO BLOCKCHAIN PLC

the Company’s fee earned as calculated in (i) above. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

3.

Mining pool discount refers to the discount applied to the total FPPS payout otherwise attributed to computing power service providers for their sale of computing power used for hashing calculations as defined in the rate schedule of the agreement with the Mining pool operator.

The Company is entitled to the fee from the Mining Pool as calculated above regardless of the actual performance of the Mining Pool operator. Therefore, even if the Mining Pool does not successfully add any block to the blockchain in a given contract period, the fee remains payable by the Mining Pool to the Company. Accordingly, the Company is not sharing in the earnings of the Mining pool operator.

The Company’s agreements with the Mining pool operator provide the Mining pool operator and the Company with the enforceable right to terminate the contract at any time without substantively compensating the other party for the termination. Upon termination, the Mining pool operator is required to pay the Company the amount due related to previously satisfied performance obligations. As a result, the Company has determined that the duration of the contract is less than 24 hours and the contract is continuously renewed throughout the day. The Company has also determined that the Mining pool operator’s renewal right is not a material right as the terms, conditions, and compensation amounts are at then-current market rates.

The cryptocurrency earned is received in full and can be paid in fractions of cryptocurrency. Revenues from providing cryptocurrency computational power used for hashing calculations are recognized upon delivery of the service over a 24-hour period, which generally coincides with the receipt of crypto assets in exchange for the provision of computational power used for hashing calculations and the contract inception date. The Company updates the estimated transaction price of the non-cash consideration received at its fair market value. Management estimates fair value daily based on the quantity of cryptocurrency received multiplied by the price quoted from Coingecko on the day it was received. Management considers the prices quoted on Coingecko to be a level 1 input under IFRS 13, Fair Value Measurement.

Power Credits - Power credits are credits we receive in Texas when we curtail our mining production and sell the power back to the grid. The hosting agreement with Galaxy allows Argo to share in the proceeds from these curtailments, which occurs when the Helios facility monetizes its fixed-price PPA during periods of high power prices. The Company records power credits in the period they are earned provided they are estimable and recoverable.

Management fees: In 2022, the Group recognised management fees on the services provided to third parties for management of mining machines on their behalf, ensuring the machines are optimised and mining as efficiently as possible. The performance obligation is identified as the services are performed, and thus revenue is recorded over time.

Other Income: The Group receives credits and or coupons for the purchase and use of “Application-Specific Integrated Circuits (“ASICs”) on a periodic basis for Bitcoin Mining. These credits are provided to the Group after it purchases ASICs based on the variance between the price paid by the Group versus the reduction in ASIC prices. The credits are transferable. The Group elects to sell the credits at the market rate to willing buyers upon receipt of the credits. Other income is recognised at the date the sale is completed.

Derivative Contracts – Hedging: In 2022, the Group used derivatives contracts in connection with some of its lending activities and its treasury management. Derivative contracts are susceptible to additional risks that can result in a loss of all or part of the investment. The Group’s derivative activities and exposure to derivative contracts are subject to interest rate risk, credit risk, foreign exchange risk, and macroeconomic risks. In addition, Argo is also subject to additional counterparty risks due to the potential inability of its counterparties to meet the terms of their contracts. There were no hedging contracts in 2023.

ARGO BLOCKCHAIN PLC

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

The Group assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

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

Business Combinations

The group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquisition and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The group recognises any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognised amounts of acquiree’s identifiable net assets.

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

ARGO BLOCKCHAIN PLC

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

Segmented reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the CEO or equivalent. The directors consider that the Group has only one significant reporting segment being crypto mining which is fully earned by a Canadian and USA subsidiary for the financial year ended 31 December 2023.

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

Intangible assets

Intangible fixed assets comprise of the Group’s website and digital assets that were not mined by the Group and are held by Argo Labs (our internal team) as investments. The Group’s website is recognised at cost and is amortised over its useful life. Amortisation is recorded within administration expenses. Digital assets recorded under IAS 38 have an indefinite useful life initially measured at cost, and subsequently measured at fair value.

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

Goodwill is initially measured at cost (being the excess of the consideration transferred and the amount recognised for non-controlling interests and any previous interest held of the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the difference is recognised in profit or loss.

ARGO BLOCKCHAIN PLC

Tangible fixed assets

Tangible fixed assets are comprised of right of use assets, office equipment, mining and computer equipment, data centres, leasehold improvements, and electrical equipment.

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

Electrical equipment: Depreciation is recognised on a straight-line basis to write off the cost less their residual values over their estimated useful lives of 7 years.

Management assesses the useful lives based on historical experience with similar assets as well as anticipation of future events which may impact their useful life.

Assets Held for Resale

An asset is classified as held for sale if its carrying amount will be recovered principally through sale rather than through continuing use, which is when the sale is highly probable, and it is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets. Assets classified as held for sale are measured at the lower of the carrying amount upon classification and the fair value less costs to sell. Assets classified as held for sale and the associated liabilities are presented separately from other assets and liabilities in the Consolidated Balance Sheet. Once assets are classified as held for sale, property, plant and equipment and intangible assets are no longer subject to depreciation or amortisation.

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

ARGO BLOCKCHAIN PLC

The Group has assessed that the most appropriate accounting for its digital assets is IAS 2, Inventories, in characterising its holding of Digital assets as inventory. If assets held by the Group are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price, such assets are accounted for as inventory, and changes in fair value (less costs to sell) are recognised in profit or loss. Digital assets are initially measured at fair value. Subsequently, digital assets are measured at fair value with gains and losses recognised directly in profit or loss.

Digital assets are included in current assets as management intends to dispose of them within 12 months of the end of the reporting period. Digital assets are cryptocurrencies mined by the Group. Cryptocurrencies not mined by the Group are recorded as Intangible Assets (see note 18).

Cash and cash equivalents

Cash and cash equivalents are comprised of cash held at banks with high credit ratings. The Group considers the credit risk on cash and cash equivalents to be limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

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

ARGO BLOCKCHAIN PLC

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

ARGO BLOCKCHAIN PLC

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

Taxation

The tax expense or recovery represents the sum of tax currently payable or receivable and deferred tax.

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

ARGO BLOCKCHAIN PLC

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

Employee benefits

The costs of short-term employee benefits are recognised as a liability and an expense.

Termination benefits are recognised immediately as an expense when the company is demonstrably committed to terminate the employment of an employee or to provide termination benefits.

The group does not have any pension schemes.

Share-based payments

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

RSUs (Restricted Stock Units)

Where RSUs are granted to employees, the fair value of the RSUs at grant date is based upon the market price of the shares underlying the awards and is charged to the Statement of Comprehensive Income over the vesting period. The expense charged is adjusted based on actual forfeitures.

Foreign exchange

Transactions in currencies other than US dollars are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting end date, monetary assets and liabilities that are determined in foreign currencies are retranslated at the rates prevailing on the reporting end date - Gains and losses arising on translation are included in the income statement for the period. At each reporting end date, non-monetary assets and liabilities that are determined in foreign currencies are retranslated at the rates prevailing on the opening balance sheet date. Gains and losses arising on translation of subsidiary undertakings are included in other comprehensive income and contained within the foreign currency translation reserve.

ARGO BLOCKCHAIN PLC

Earnings per share

Basic earnings per share is calculated by dividing:

●	the profit attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares;
●	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares.
●	Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:
●	the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares; and
●	the weighted average number of additional ordinary shares that would have been outstanding, assuming the conversion of all dilutive potential ordinary shares.

4.FINANCIAL RISK FACTORS

The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group’s overall risk management programme seeks to minimise potential adverse effects on the Group’s financial performance. Risk management is undertaken by the Board of Directors.

Market Risk

The Group is dependent on the state of the cryptocurrency market, sentiments of crypto assets as a whole, as well as general economic conditions and their effect on exchange rates, interest rates and inflation rates. During the year the Group sold its digital assets held at 31 December 2022 at a loss. The Group now sells its Bitcoin production as it is mined to reduce the impact of Bitcoin prices.

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

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonable possible change in GBP and CAD exchange rates, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the fair value of monetary assets and liabilities.

Effect on profit
	Change in GBP	before tax
	rate	$’000
2023	+/-10%	+/-74

2022	+/-10%	+/-77

ARGO BLOCKCHAIN PLC

		Effect on profit	Effect on pre-
	Change in CAD	before tax	tax equity
	rate	$’000	$’000
2023	+/-10%	+/-274	—

2022	+/-10%	+/-1,384	+/-3,208

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonable possible change in interest rates on the portion of the loans and borrowings affected. With other variables held constant, the impact on the Group’s profit before tax is affected through the impact on floating rate borrowings, as follows.

Effect on
	Increase/decrease	profit before tax
	in basis points	$’000
2023	+/-180	+/-464

2022	+/-180	+/-665

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

The carrying amount of financial assets recorded in the financial statements represents the Group’s and Company’s maximum exposure to credit risk. The Group and Company do not hold any collateral or other credit enhancements to cover this credit risk.

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

ARGO BLOCKCHAIN PLC

The Group complied with all covenants during the year and through to the reporting date.

	Less than 1	Between 1	Between 2
	year	and 2 years	and 5 years	Over 5 years
At 31 December 2023
Loans	14,320	9,830	197	—
Issued debt - bonds	—	—	38,170	—
At December 2022
Loans	11,605	13,643	12,273	—
Lease liabilities	5	5	15	511
Issued debt - bonds	—	—	37,810	—

Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure.

5.ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

The Group has adopted all recognition, measurement and disclosure requirements of IFRS, including any new and revised standards and Interpretations of IFRS, in effect for annual periods commencing on or after 1 January 2023. The adoption of these standards and amendments did not have any material impact on the financial result or position of the Group.

At the date of authorisation of these financial statements, the following Standards and Interpretation, which have not yet been applied in these financial statements, were in issue but not yet effective:

Standard or Interpretation	Description	Effective date for annual accounting period beginning on or after
IFRS S1	General Requirements for Disclosure of Sustainability-related Financial Information	1 January 2024
IFRS S2	Climate-related Disclosures	1 January 2024
IAS 1 (Amendments)	Classification of Liabilities as Current and Non-current	1 January 2024
IAS 1 (Amendments)	Presentation of Non-current Liabilities with Covenants	1 January 2024
IAS 7 and IFRS 7 (Amendments)	Disclosure on Supplier Finance Arrangements	January 2024

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

ARGO BLOCKCHAIN PLC

Valuation of tangible fixed assets- Note 19

The directors considered whether any impairments were required on the value of the property, plant and equipment. In doing so they made use of forecasts of revenues and expenditure prepared by the Group and came to the conclusion that impairment of those assets was required based on current forecasts. Key assumptions include Bitcoin production, hashprice, power prices and discount rate.

Share-based payments – Note 21

The company has issued options and warrants to Directors, consultants and employees which have been valued in accordance with the Black Scholes model. Significant estimation and judgement is required in determining the assumptions under the Black Scholes method. Further details of these estimates are available in note 21.

The company has issued restricted stock units (RSUs) and performance stock units (PSUs) to employees which have been valued based on the share price on the date of the award. The RSUs vest over three years, beginning six months after the award and then every three months thereafter. It is assumed that employees will meet each vesting period and a related expense is recorded each month. If an employee's employment is terminated prior to a vesting date, the prior expense for that vesting period is reversed. PSUs are amortised over the vesting period based on the mostly outcome of the performance metrics.

Taxation and Contingent liabilities – Notes 13 and 28

The Group is subject to tax liabilities (both income and excise taxes)as assessed by the tax authorities in the jurisdictions in which it operates. The Group has recorded its tax liabilities based on the information which it has available, as described in Note 13.

However, a tax authority could challenge our allocation of income, transfer pricing and eligibility for input tax credits or assert that we are subject to a tax in a jurisdiction where we believe we have not established a taxable connection. If successful, these challenges could increase our expected tax liability in one or more jurisdictions. The Group is also subject to a class action lawsuit as described in Note 28 and no accrual has been made as there is no basis to estimate any liability.

7.REVENUES

	2023	2022	2021
	$’000	$’000	$’000
Crypto currency mining - worldwide	50,558	58,464	93,586
Crypto currency management fees – United States	—	119	5,162
Total revenue	50,558	58,583	98,748

Cryptocurrency mining revenues are recognised at a point in time.

Cryptocurrency management fees are services recognised over time.

Other Income

Argo held 2,441 Bitcoin (fair valued at $80 million as at 31 December 2022) on its Balance Sheet at the beginning of 2022. The Group used up to 1,504 Bitcoins as collateral with Galaxy Digital LP for a short-term payable on demand loan of USD$30 million taken out on December 23, 2022. To protect its Bitcoin holdings used as collateral for the loan and reduce overall exposure, Argo took positions in the markets which resulted in a net hedge gain of $2.1 million for 2022. There were no hedging contracts in 2023.

During the year, Argo generated $7,163,000 in power credits (2022: $nil), with $3.8 million generated in the month of August during a state-wide heat wave.

ARGO BLOCKCHAIN PLC

8.EXPENSES BY NATURE

	2023	2022	2021
Operating expenses	$’000	$’000	$’000
Salary and other employee related costs	6,430	11,887	3,542
Restructuring and transaction related costs	4,969	11,862
Settlement re Crypto mining management fees			(2,077)
Insurance	2,128	7,455	1,874
Depreciation and amortisation	1,473	8,535	508
Legal, professional and regulatory fees	1,431	3,925	2,040
Indirect taxes	994	4,208	—
Property tax	919	349	—
Consulting fees	533	1,024	910
Repairs and maintenance	455	1,067	921
Audit fees	341	383	318
Office general expenses	285	1,039	564
Public relations and associated activities	255	642	930
Travel	226	839	170
Carbon credits	129	—	335
Bank charges	34	297	329
Derecognition of variable contingent consideration	—	—	(468)
Impairment of intangible assets	—	—	712
Hedging costs	—	—	434
Freight, postage and delivery	30	1,625	—
Capital loss	—	143	—
Research costs	—	11	—
Foreign exchange loss	(1,287)	(21,234)	701
Total operating expenses	19,345	34,057	11,743
Finance costs – interest on borrowings and bond	11,556	22,661	2,935
Total finance costs	11,556	22,661	2,935

9.AUDITOR’S REMUNERATION

	2023	2022	2021
	$’000	$’000	$’000
In relation to statutory audit services	341	383	318
Total auditor’s remuneration	341	383	318

10.EMPLOYEES

The average monthly number of persons (including directors) employed by the group during the period was:

	2023	2022	2021
	Number	Number	Number
Directors and employees	30	82	26

ARGO BLOCKCHAIN PLC

The aggregate remuneration (including directors) comprised of:

	2023	2022	2021
	$’000	$’000	$’000
Wages and salaries	6,017	11,051	3,042
Social security costs	250	799	265
Pension costs	163	37	33
Share based payments	3,892	6,096	1,825
	10,322	17,983	5,165

11.DIRECTOR’S REMUNERATION

	2023	2022	2021
	$’000	$’000	$’000
Director’s remuneration for qualifying services	591	1,588	1,139
Severance	765	—	176
Share based payments	916	1,883	574
Total remuneration for directors and key management	2,272	3,471	1,888

Further details of Directors’ remuneration are available in note 29.

12.EARNINGS PER SHARE

The basic earnings per share are calculated by dividing the loss attributable to equity shareholders by the weighted average number of shares in issue.

	2023	2022	2021
Net loss for the period attributable to ordinary equity holders from continuing operations ($’000)	(35,033)	(228,961)	40,941
Finance Weighted average number of ordinary shares in issue (‘000)	503,917	473,930	397,513
Basic earnings/(loss) per share for continuing operations ($USD)	(0.07)	(0.48)	0.10

	2023	2022	2021
Net loss for the period attributable to ordinary equity holders from continuing operations ($’000)	(35,033)	(228,961)	40,941
Diluted number of ordinary shares in issue (‘000)	503,917	473,930	415,201
Diluted earnings/(loss) per share for continuing operations ($USD)	(0.07)	(0.48)	0.1

The diluted loss per Ordinary Share is calculated by adjusting the weighted average number of Ordinary Shares outstanding to consider the impact of options, warrants and other dilutive securities. As the effect of potential dilutive Ordinary Shares in the current and prior year would be anti-dilutive, they are not included in the above calculation of dilutive earnings per Ordinary Share for 2023 and 2022.

13.TAXATION

	2023	2022	2021
Current tax:	$’000	$’000	$’000

Current tax recovery on loss for the year	—	(11,731)	10,979
Total current tax	—	(11,731)	10,979

ARGO BLOCKCHAIN PLC

	2023	2022	2021
Deferred tax:	$’000	$’000	$’000

Origination and reversal of temporary differences	—	—	340
Total deferred tax liability	—	—	340
Total tax credit	—	(11,731)	11,319

No deferred tax has been recognised on the losses brought forward and carried forward on the UK, Canada and US losses given the uncertainty on the generation of future profits.

Income tax expense

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2023	2022	2021
	$’000	$’000	$’000
Profit (loss) before taxation	(35,033)	(240,693)	52,261
Expected tax charge (recovery) based on a weighted average of 25% (2022 - 25)% (UK, US and Canada)	(8,758)	(60,172)	12,971

Effect of expenses not deductible in determining taxable profit	851	32,662	2,366
Temporary differences	5,930	8,470	(5,529)
Other tax adjustments	18	254	(182)
Origination and reversal of temporary differences	—	(1,023)	1,101
Unutilised tax losses carried forward	1,959	8,078	592
Taxation charge in the financial statements	—	(11,731)	11,319

The group has tax losses available to be carried forward and used against trading profits arising in future periods of approximately $136,000,000 (2022 - $87,000,000).

The weighted average applicable tax rate was 25% (2022: 25%).

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, His Majesty’s Revenue & Customs (“HMRC”), the IRS or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

14.INVESTMENT IN SUBSIDIARIES AND LOSS ON SALE OF SUBSIDIARY

Company

Details of the Company’s subsidiaries at 31 December 2023 are as follows:

	Country of	Ownership	Voting Power	Nature of
Name of Undertaking	Incorporation	Interest (%)	Held (%)	Business
Argo Innovation Labs Inc.	Canada	100%	100%	***
9377-2556 Quebec Inc.	Canada	100%	100%	**
9366-5230 Quebec Inc.	Canada	100%	100%	**
Argo Holdings US Inc.	USA	100%	100%	****
Argo Operating US LLC	USA	100%	100%	*

ARGO BLOCKCHAIN PLC

* The provision of cryptocurrency mining services

** The provision of cryptocurrency mining sites

*** Converted from the provision of cryptocurrency mining services to cost centre in 2023

**** Holding company

	2023	2022
Investment in subsidiaries	$’000	$’000

At January 1	65,000	15,067
Impairment	(21,017)	—
Additions	—	65,000
Disposals	—	(15,067)
At 31 December	43,983	65,000

Argo Holdings US Inc. was incorporated on November 22, 2023, with a registered office of 1209 Orange Street, Wilmington, Delaware, USA, 19801. The company contributed shares in Argo Innovation Facilities (US) valued at $65m.

Argo Operations US LLC was formed on November 22, 2022, with a registered office of 1209 Orange Street, Wilmington, Delaware, USA, 19801.

Argo Innovation Facilities (US) Inc was incorporated on 25 February 2022 with a registered address of 2028 East Ben White Blvd. Austin, TX 78740. This entity held the Helios facility and real property in Dickens County, Texas. On 21 December 2023, Argo Innovation Facilities (US) Inc. was converted to Galaxy Power LLC. Galaxy Power LLC was sold on 28 December 2022 pursuant to an equity purchase agreement. The proceeds received for the sale were $65 million against a book value of $120 million resulting in a loss on sale for the Group of $55 million.

The effects of the disposal of Galaxy Power LLC on the cash flows of the Group were:

Group
At 28 December
2022
$000
Carrying amounts of assets and liabilities as at the date of disposal:
Cash and bank balances	1,678
Property, plant and equipment	129,736
Trade and other debtors	367
Total assets	131,782
Trade and other creditors	12,077
Total liabilities	12,077
Net assets disposed of	119,705
Cash flows arising from disposal:
Proceeds used to paydown existing debt	56,029
Proceeds used for new loans	8,258
Total Proceeds	64,287
Net assets disposed of (as above)	119,705
Loss on disposal	(55,418)

ARGO BLOCKCHAIN PLC

15.ASSETS AND LIABLITIES HELD FOR SALE

In December 2023, the group signed an offer to purchase 9366-5230 Quebec Inc. In March 2024, a purchase and sale agreement was signed for the sale of 9366-5230 Quebec Inc. (“Mirabel”) for proceeds of $6.1 million. As a result of the sale, the material assets and liabilities of Mirabel were reclassified to be held for sale as at December 31, 2023, as follows:

2023
Non-current Assets	$'000
Tangible Fixed Assets	2,725
Right of use assets	536
Assets held for sale	3,261

2023
Non-current liabilities	$'000
Mortgage Payable	1,532
Lease Liability	558
Liabilities held for sale	2,090

16.INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

Non-current	2023	2022
Group	$’000	$’000
At 1 January	414	543
Foreign exchange movement	—	1
Additions	—	300
Fair value through profit or loss	—	(430)
Disposals	(14)	—
At 31 December	400	414

17.INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	2023	2022
	$’000	$’000
Opening balance	2,863	18,642
Share of loss	(716)	(6,027)
Share of fair value (losses)/gains on intangible assets through other comprehensive income	—	(8,744)
Foreign exchange movement	89	(1,008)
Write off of investment	(2,236)	—
Closing balance	—	2,863

Nature of investment in associates:

		% of
	Address of the	ownership	Nature of	Measurement
Name of entity	registered office	interest	relationship	method

Emergent Entertainment PLC Previously Pluto Digital plc)	Hill Dickinson LLP, 8th Floor The Broadgate Tower, 20 Primrose Street, London, United Kingdom, EC2A 2EW	19.5%	Refer below	Equity

In December 2023, Emergent Entertainment Ltd (“EEL”) announced they have engaged an insolvency advisor to place it in liquidation. On January 10, 2024, EEL appointed liquidators to voluntarily wind up the company. The Group has written off the balance of the investment in 2023.

ARGO BLOCKCHAIN PLC

18.INTANGIBLE FIXED ASSETS

		Digital		2023
	Goodwill	assets	Website	Total
Group	$’000	$’000	$’000	$’000
Cost
At 1 January 2023	96	5,722	873	6,691

Foreign Exchange Movements	16	334	19	369
Disposals	—	(727)	—	(727)
At 31 December 2023	112	5,329	892	6,333

Amortisation and impairment
At 1 January 2023	—	3,809	779	4,588
Foreign exchange movement	—	90	1	91
Fair value movement	—	654	—	654
Amortisation charged during the period	—	—	112	112
At 31 December 2023	—	4,553	892	5,445
Balance At 31 December 2023	112	776	—	888

		Digital		2022
	Goodwill	assets	Website	Total
Group	$’000	$’000	$’000	$’000
Cost
At 1 January 2022	96	6,394	873	7,364

Foreign Exchange movement	—	(274)	—	(274)
Additions	—	2,084	—	2,084
Disposals	—	(2,482)	—	(2,482)
At 31 December 2022	96	5,722	873	6,691

Amortisation and impairment
At 1 January 2022	—	146	543	689
Foreign exchange movement	—	(1,492)	(31)	(1,521)
Fair Value movement	—	5,155	—	5,155
Amortisation charged during the period	—	—	267	267
At 31 December 2022	—	3,809	779	4,588

Balance At 31 December 2022	96	1,913	94	2,103

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

ARGO BLOCKCHAIN PLC

The digital assets held below are held in Argo Labs (a division of the Group) as discussed above. The assets are all held in secure custodian wallets controlled by the Group team and not by individuals within the Argo Labs team. The assets detailed below are all accessible and liquid in nature.

		Fair value
Crypto asset name	Coins / tokens	$’000
Polkadot – DOT	16,554	135
Ethereum – ETH	4	10
USDC (stable coin – fixed to USD)	31,713	55
Other tokens, NFTs and other digital assets	N/A	576
As at 31 December 2023	—	776

		Fair value
Crypto asset name	Coins / tokens	$’000
Token Deals	N/A	931
Ethereum – ETH	518	626
Polkadot – DOT	32,964	142
Other tokens, NFTs and other digital assets	N/A	214
As at 31 December 2022		1,913

19.TANGIBLE FIXED ASSETS

	Mining	Data
	Machinery	Centres	Equipment	Total
Group	$’000	$’000	$’000	$’000
Cost
At 1 January 2023	162,839	8,700	5,414	176,953

Foreign Exchange Movement	108	517	569	1,195
Additions	5,203	—	27	5,230
Transfer to Assets held for sale	—	(2,937)	(1,976)	(4,913)
At 31 December 2023	168,150	6,280	4,034	178,464

Depreciation and impairment
At 1 January 2023	(97,481)	(1,924)	(31)	(99,437)
Foreign exchange movement	—	(38)	(43)	(81)
Depreciation charged during the period	(18,656)	(359)	(1,000)	(20,015)
Impairment in asset	(855)	—	—	(855)
Transfer to Assets held for sale	—	784	868	1,652
At 31 December 2023	(116,992)	(1,537)	(206)	(118,736)

Carrying amount
At 1 January 2023	65,358	6,775	5,383	77,516
At 31 December 2023	51,158	4,743	3,828	59,728

ARGO BLOCKCHAIN PLC

	Mining	Assets under	Data
	Machines	construction	Centres	Equipment	Total
Group	$’000	$’000	$’000	$’000	$’000
Cost
At 1 January 2022	70,539	73,924	7,900	5,313	157,676

Foreign exchange movement	3,310	8,787	701	—	12,797
Additions	162,315	—	99	103	162,518
Transfers to another class – cost	—	(82,711)	82,711	—	—
Disposals	(73,325)	—	(82,711)	(2)	(156,038)
At 31 December 2022	162,839	—	8,700	5,414	176,953

Depreciation and impairment
At 1 January 2022	(22,316)	—	(364)	—	(22,680)
Foreign exchange movement	(1,047)	—	(17)	—	(1,064)
Depreciation charged	(19,955)	—	(8,286)	(31)	(28,273)
Impairment in asset	(54,163)	—	(271)	—	(54,434)
Transfer to another class	—	—	7,014	—	7,014
At 30 December 2022	(97,481)	—	(1,924)	(31)	(99,437)

Carrying amount
At 1 January 2022	48,223	73,924	7,536	5,313	134,966
At 31 December 2022	65,358	—	6,775	5,383	77,516

Acquisition of DPN LLC

On 8 March 2022 the Group completed the acquisition of DPN LLC to acquire 160 acres (with option to purchase a further 157 acres) of land in West Texas for the construction of a 200MW mining facility for completion mid-2023.

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

The initial issue and allotment of GBP 3.6m has been recognised based on the estimated fair value of assets received at acquisition in line with IFRS 2 Share - based payments. Contingent consideration balance of this business combination has been subsequently measured at fair value with changes recognised in profit and loss in line with IFRS 9. The fair value of assets acquired was assessed in line with independent valuations of the site by CBRE as well as external financial due diligence and financial modelling. Financial models used historical power purchase assumptions for the area and the Company’s internal hash rate and Bitcoin pricing assumptions to help the Company evaluate the financial benefits of developing a Bitcoin mining operation on the land. Work performed by DPN LLC from August 2019, when it purchased the land, to March 2022, when it sold the land to the Company, to prepare for a Bitcoin mining operation added to the value of the land for that purpose.

Consideration at 8 March 2022

$’000
Share based payment	4,355
Contingent consideration to be settled in shares	10,710
Total	15,065

Allocated as follows

$’000
Tangible fixed assets (Asset under construction)	15,065
Total	15,065

ARGO BLOCKCHAIN PLC

Property, Plant and Equipment Impairments and Loss on Sale

The Group has a single line of business, crypto mining.  As such, the Group has one cash generating unit (CGU).  At each reporting date, the Group assesses whether there is an indication that an asset may be impaired.  If an indication exists, the Group estimates an asset’s recoverable amount.  An asset’s recoverable amount is the higher of an asset or CGU’s fair value, less costs of disposal and its value in use.  When the carrying value of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the fair value of Mining and Computer Equipment, the Group used readily available tera hash pricing ("hashprice") less a 15% discount for used equipment.  In assessing value in use, the discounted estimated future cash flows over the useful life of the mining machines using a pre-tax discount rate of 14.09%.  As a result of the analysis, an impairment charge of $0.9 million (2022 - $55.8 million) was recorded. A 5% change in the hashprice has a $1.5 million impact on the impairment. A 1% change in the discount rate has a $0.4 million impact on the impairment.

Impairment of Chips

In assessing the fair value of machine components, the Group used readily available chip set prices and management’s estimate of other components in the chip sets to determine the value of chips on hand. As a result of this analysis, an impairment of $(0.1 million) was recorded (2022 - $18 million).

Loss on Sale

During 2022, the Group sold chips for proceeds of $12,404 and recorded a loss on disposal of $23,228.

Mining Machine Swap

In March 2022, the Group entered into an agreement to exchange mining machines and terminate a hosting agreement.  With the completion of Helios, the Group no longer required third party hosting services.  The agreement provided the hosting provider with ownership of the Group's machines at their facilities in exchange for new mining machines for our Helios facility.  The hash rate between the two groups of mining machines was similar.This transaction lacks commercial substance, therefore, IFRS 16 requires the mining machines acquired to be recorded at the book value of the mining machines transferred to the hosting service provider.

20.TRADE AND OTHER RECEIVABLES

	Group	Group
	2023	2022
	$’000	$’000
Trade and other receivables	1,131	—
Prepaids	1,355	—
Mining equipment prepayments	—	5,978
Other taxation and social security	1,349	824
Total trade and other receivables	3,835	6,802

Within other taxation and social security is a provision against GST/QST/VAT receivable of $2,325,000 in relation to ongoing matters in connection with GST Notice 324 released by the Canadian Revenue Authority, and ongoing discussions with HMRC. The Group have included the provision for prudence and upon conclusion of the matter, the Group will adjust this provision accordingly.

21.DIGITAL ASSETS

The Group mined crypto assets during the period, which are recorded at fair value on the day of acquisition. Movements in fair value between acquisition (date mined) and disposal (date sold), and the movement in fair value in crypto assets held at the year end, are recorded in profit or loss.

ARGO BLOCKCHAIN PLC

All of the Group’s holding in crypto currencies other than Bitcoin are now classified as intangible assets.

At the period end, the Group held Bitcoin representing a fair value of $385k. The breakdown of which can be seen below:

	2023	2022
Group	$’000	$’000
At 1 January	443	108,956

Foreign Exchange Movement	24	833
Crypto assets purchased and received	—	264
Crypto assets mined	50,558	60,172
Total additions	50,582	61,269

Disposals
Transferred to/from intangible assets	—	420
Crypto assets sold	(51,378)	(114,646)
Total disposals	(51,378)	(114,226)
Fair value movements
Gain/(loss) on crypto asset sales	738	(55,410)
Movements on crypto assets held at the year end	—	(145)
Total fair value movements	738	(55,555)
At 31 December	385	443

As at 31 December 2023, digital assets comprised of 9 Bitcoin (2022: 25 Bitcoin).

22.SHARE OPTIONS, RESTRICED STOCK UNITS AND WARRANTS

In 2022, the Remuneration Committee of the Board (“Committee”) approved the 2022 Equity Incentive Plan (“the Plan”).  Under the Plan, the Committee, at its discretion, may issue awards, including share awards, stock options, stock appreciation rights (“SARs”), restricted stock units, performance awards and American Depository Shares to any employee of the Group.  The exercise price of stock options and the base price of SARs may not be less than the market price of the underlying shares on the date of grant.  Stock options and SARs may have an exercise period up to ten years after the grant date.

The following table summarizes share-based compensation expense for the years ended December 31, 2023 and 2022:

	2023	2022
Stock options and warrants	3,332	6,096
Restricted stock units	287	—
Performance stock units	273	—
	3,892	6,096

	Number of	Weighted
	options and	average exercise
	warrants ‘000	price £
At 1 January 2023	18,698	0.78
Granted	659	0.13
Exercised	—	—
Lapsed	(8,329)	0.67
Outstanding at 31 December 2023	11,028	0.83
Exercisable at 31 December 2023	7,904	0.89

ARGO BLOCKCHAIN PLC

	Number of	Weighted
	options and	average exercise
	warrants ‘000	price £
At 1 January 2022	17,689	0.81
Granted	5,220	0.50
Exercised	(1,593)	0.07
Lapsed	(2,618)	0.89
Outstanding at 31 December 2022	18,698	0.78
Exercisable at 31 December 2022	11,345	0.61

The weighted average remaining contractual life of options and warrants as at 31 December 2023 is 83 months (2022 -93 months). If the exercisable shares had been exercised on 31 December 2023 this would have represented 1.5% (2022 – 2.3%) of the enlarged share capital.

At the grant date, the fair value of the options and warrants prior to the listing date was the net asset value and post listing determined using the Black-Scholes option pricing model. Volatility was calculated based on data from comparable listed technology start-up companies, with an appropriate discount applied due to being an unlisted entity at grant date. Risk free interest has been based on UK Government Gilt rates for an equivalent term.  The inputs into the Black-Scholes model are as follows:

	2023	2022
Grant date share price £	0.14	0.94 - 1.57
Exercise price £	0.13	0.94 - 1.57
Volatility	187%	91 – 169%
Life	10 years	5 – 10 years
Risk free rate	3.4%	1.6 - 3.6%
Dividend yield	0%	0%

Restricted Stock Units

In 2023, the Committee approved the grant of RSUs to employees.  The RSUs vest quarterly beginning the sixth month after the grant date over a three-year period.  The weighted average remaining vesting period is the period to the last vesting date.

	2023
			Weighted Average
	Number of	Weighted Average	Remaining Vesting
	Awards	Grant Date Price £	Period (months)
Outstanding at beginning of period	—	—	—
Granted during the period	12,041,192	0.13	—
Vested during the period	(3,617,136)	0.13	—
Forfeited during the period	(1,424,239)	0.13	—
Outstanding at the end of period	6,999,817	0.12	28

ARGO BLOCKCHAIN PLC

Performance Stock Units (American Depository Shares)

In 2023, the Committee approved the grant of PSUs for the American Depository Shares to the CEO of the Group. The PSUs vest annually over a three-year period.  The annual vesting amount may vary from 25% - 100%.  The weighted average remaining vesting period assumes the last vesting date is the latest vesting date possible.

2023
Weighted Average
	Number of	Weighted Average	Remaining Vesting
	Awards	Grant Date Price $	Period (months)
Outstanding at beginning of the period	—	—	—
Granted during the period	2,850,000	1.15	—
Vested during the period	—	—	—
Forfeited during the period	—	—	—
Outstanding at the end of the period	2,850,000	1.15	35

23.ORDINARY SHARES

	As at 31	As at 31
	December 2023	December 2022
	$’000	$’000
Ordinary share capital
Issued and fully paid
477,825,166 Ordinary Shares of $0.001 each	634	622
Issued in the period
59,138,305 Ordinary Shares of $0.001 each	78	12
536,963,471 Ordinary Shares of $0.001 each	712	634

Additional paid in Capital
At beginning of the period	202,103	196,911
Issued in the period	7,676	5,192
Issue costs	—	—
At the end of period	209,779	202,103

See the subsequent events note for additional shares issued after period end.

ARGO BLOCKCHAIN PLC

24.RESERVES

The following describes the nature and purpose of each reserve:

Reserve	Description
Ordinary Shares	Represents the nominal value of equity shares

Share Premium	Amount subscribed for share capital in excess of nominal value

Share based payment reserve	Represents the fair value of options and warrants granted less amounts transferred on exercise, lapse or expiry

Currency translation reserve

Cumulative effects of translation of opening balances on non-monetary assets between subsidiaries functional currencies (Canadian dollars and Uk Sterling) and Group presentational currency (US Dollars).

Fair value reserve	Cumulative net gains on the fair value of intangible assets

Other comprehensive income of equity accounted associates	The other comprehensive income of any associates is recognised in this reserve

Accumulated surplus	Cumulative net gains and losses and other transactions with equity holders not recognised elsewhere.

25.TRADE AND OTHER PAYABLES

	Group	Group
	2023	2022
	$’000	$’000
Trade payables	2,336	3,079
Accruals and other payables	7,153	6,012
Other taxation and social security	1,686	689
Total trade and other creditors	11,175	9,780

The directors consider that the carrying value of trade and other payables is equal to their fair value.

Contingent consideration

In June 2022, the Company issued 8,147,831 Ordinary Shares to settle $5.0 million in contingent consideration. The remaining contingent consideration of $5.0 million was not earned and as a result was reversed into profit or loss.

26.LOANS AND BORROWINGS

	As at 31 December	As at 31 December
	2023	2022
Non-current liabilities	$’000	$’000
Issued debt - bond (a)	38,170	37,810
Galaxy loan (b)	9,230	18,475
Mortgage – Quebec facility (c)	797	2,785
Lease liability	—	531
Total	48,197	59,601
Current liabilities
Galaxy loan (b)	13,444	10,169
Mortgage- Quebec facility (c)	600	1,130
Other Loans	276	306
Lease liability	—	5
Total	14,320	11,610

ARGO BLOCKCHAIN PLC

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

(b)Galaxy and related loans

On 23 December 2021 the Group entered into a loan agreement with Galaxy Digital LP for a loan of USD$30 million. The proceeds of the loan were used, in conjunction with funds raised previously, to continue the build-out of the Texas data centre, Helios. The short-term loan was a Bitcoin collateralised loan with an interest rate of 8% per annum. This loan was repaid during 2022 as part of the Galaxy transaction.

In March 2022, the Group entered into loan agreements with NYDIG ABL LLC for loans in the amounts of USD$97 million for the purchase of mining machines and Helios infrastructure, respectively. The loan was repaid during the year as part of the Galaxy transaction.

In May 2022, the Group entered into a loan agreement with Liberty Commercial Finance for a loan of USD$1.2 million ($1.0m) to purchase equipment. The loan is repayable over a period of 36 months with an interest rate of 11.9%. In June 2022, the loan was assigned to North Mill Equipment Finance LLC (“New Mill”). The loan was repaid during the year as part of the Galaxy transaction.

In December 2022, the Group sold Galaxy Power LLC (see note 15) and entered into a loan agreement with Galaxy Digital LLC for USD$35 million. Proceeds were used to pay off the Galaxy Digital LP, New Mill and NYDIG loans and working capital. The Galaxy Digital LLC loan is payable monthly based on an amortization schedule over 32 months with an interest rate of the secured overnight financing rate by the Federal Reserve Bank of New York plus 11%. The loan is secured by the Group’s property, plant and equipment.

(c)Mortgage – Quebec Facility

The mortgage is secured against the property at Baie-Comeau and is repayable over 36 months at an interest rate of Lender Prime + 0.5%. (7.7% as of 31 December 2023).

ARGO BLOCKCHAIN PLC

27.FINANCIAL INSTRUMENTS

	Group	Group
	2023	2022
	$’000	$’000
Carrying amount of financial assets
Measured at amortised cost
- Mining equipment prepayments	—	5,978
- Trade and other receivables	1,131	—
- Cash and cash equivalents	7,443	20,091
Measured at fair value through profit or loss	400	414
Total carrying amount of financial assets	8,974	26,483

Carrying amount of financial liabilities
Measured at amortised cost
- Trade and other payables	7,501	10,020
- Short term loans	280	11,605
- Long term loans	25,599	25,915
- Issued debt - bonds	38,170	37,810
- Lease liabilities	—	545
Total carrying amount of financial liabilities	71,550	85,895

Fair Value Estimation

Fair value measurements are disclosed according to the following fair value measurement hierarchy:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)
●	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices), or indirectly (that is, derived from prices) (Level 2)
●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3). This is the case for unlisted equity securities.

The following table presents the Group’s assets that are measured at fair value at 31 December 2023 and 31 December 2022.

	Level 1	Level 2	Level 3	Total
Assets	$’000	$’000	$’000	$’000
Financial assets at fair value through profit or loss
- Equity holdings	—	—	400	400
- Digital assets	—	385	—	385
Total at 31 December 2023	—	385	400	785

	Level 1	Level 2	Level 3	Total
Assets	$’000	$’000	$’000	$’000
Financial assets at fair value through profit or loss
- Equity holdings	14	—	400	414
- Digital assets	—	443	—	443
Total at 31 December 2022	329	443	400	857

All financial assets are in listed and unlisted securities and digital assets.

There were no transfers between levels during the period.

ARGO BLOCKCHAIN PLC

The Group recognises the fair value of financial assets at fair value through profit or loss relating to unlisted investments at the cost of investment unless:

●	There has been a specific change in the circumstances which, in the Group’s opinion, has permanently impaired the value of the financial asset. The asset will be written down to the impaired value;
●	There has been a significant change in the performance of the investee compared with budgets, plans or milestones;
●	There has been a change in expectation that the investee’s technical product milestones will be achieved or a change in the economic environment in which the investee operates;
●	There has been an equity transaction, subsequent to the Group’s investment, which crystallises a valuation for the financial asset which is different to the valuation at which the Group invested. The asset’s value will be adjusted to reflect this revised valuation; or
●	An independently prepared valuation report exists for the investee within close proximity to the reporting date.
●	The deferred consideration has been fair valued to the year - end date as the amount is to be paid in Argo shares.

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

The Company is also subject to other litigation matters in the ordinary course of business. Subsequent to period end, the Company settled a breach of contract claim for $0.5 million. This was accrued in operating expenses at 31 December 2023.

29.RELATED PARTY TRANSACTIONS

The compensation paid to related parties in respect of services rendered in 2023 were:

●	$170,554 (2022 - $133,867) to Webslinger Advisors in respect of fees of Matthew Shaw (Non-executive director);
●	$129,752 (2022 - $148,679) in respect of fees for Maria Perrella (Non-executive director);
●	$135,105 (2022 - $130,438) in respect of fees for Raghav Chopra (Non-executive director);
●	$27,659 (2022 - $nil) to Jim MacCallum (CFO) through JMM Consulting Inc.;
●	$166,738 (2022 - $803,112) to Alex Appleton (Previous CFO) through Appleton Business Advisors Limited.

30.CONTROLLING PARTY

There is no controlling party of the Group.

31.POST BALANCE SHEET EVENTS

In January 2024, the Company issued 38,064,000 new ordinary shares at a price per share of £0.205 to certain institutional investors for gross proceeds of $9.9 million.

In March 2024, the Group sold its Mirabel Facility for proceeds of $6.1 million. See note 15 for additional details.