Form 20-F/A
period 2023-12-31
Argo Blockchain Plc
filed 2025-04-22
CIK 1841675

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☒

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

☐Yes   ☒ No

EXPLANATORY NOTE

Argo Blockchain plc (the “Company,” “we,” “our,” or “us”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to its annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “Original Filing”), as originally filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2024, to respond to a comment letter received from the SEC in connection with its review of the Original Filing and to correct a material error in its audited consolidated financial statements as at and for the years ended December 31, 2023, 2022 and 2021. In connection therewith, the Company is filing restated audited consolidated financial statements of the Company as of and for the years ended December 31, 2023, 2022 and 2021 (the “Restated Financial Statements”), including the Report of Independent Registered Public Accounting Firm with respect thereto. In addition, the Company is including in this Amendment No. 1 its restated Operating and Financial Review and Prospects for the year ended December 31, 2023 (the “Restated OFRP”).

The Restated Financial Statements and Restated OFRP have been restated to correct a material error in the Company’s accounting for its mined cryptocurrencies. The Company accounted for these assets as current digital assets at fair value through profit or loss, when they should have been accounted for as intangible assets at fair value through other comprehensive income. The impact to the balance sheet is a change in the description of the asset from digital assets to intangible assets. The impact to the income statement is twofold:

1)	A reclassification of the change in fair value losses of digital assets from “Change in fair value of digital assets” to “Impairment in intangible assets”, and
2)	A reclassification of fair value gains of digital assets from “Change in fair value of digital assets” to “Fair value reserve” in “Other comprehensive income”.

While net income (loss) is improved in each year presented, there is no change to total comprehensive income (loss).

The impact to the cash flow statement is a reclassification between operating cash flow and investing cash flow. Specifically, proceeds from the sales of digital assets have been reclassified from cash flows from operations to cash flows from investing activities. There is no change to total comprehensive loss or cash.

In connection with the Restated Financial Statements and Restated OFRP, management has reassessed its evaluation of the effectiveness of its internal control over financial reporting and disclosure controls and procedures as of December 31, 2023 as further described in this Amendment No. 1. Based on such reassessment, the Company identified a material weakness in its internal control over financial reporting. Therefore, management concluded that internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2023.

Pursuant to Rule 12b-15, new certifications by our chief executive officer (“CEO”) and chief financial officer (“CFO”) are being filed as exhibits to this Amendment No. 1. The amended “Item 19. Exhibits” of Part III of the Original Filing is included in this Amendment No. 1.

This Amendment No. 1 speaks as of the filing date of the Original Filing on April 30, 2024. Other than as described above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Filing or reflect any events that have occurred after the filing of the Original Filing on April 30, 2024. Accordingly, this Amendment No. 1 should be read in conjunction with filings made with the SEC subsequent to the filing of the Original Filing.

Any consolidated financial statements and related financial information for the periods contained in the Restated Financial Statements and Restated OFRP contained in any reports filed or furnished prior to the date hereof should no longer be relied upon.

Item 5.    Operating and Financial Review and Prospects

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the Restated Financial Statements, including the notes thereto, included in this Amendment No. 1, as well as “Presentation of Financial and Certain Other Information,” Item 3.D. “Risk Factors” and Item 4.B. “Business Overview.”

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

Key Indicators of Performance and Financial Condition and Non-IFRS Financial Measures

Key operating and financial metrics that we use, in addition to our IFRS consolidated financial statements, to assess the performance of our business are set forth below for the years ended December 31, 2023, 2022, and 2021, along with the most comparable IFRS measures:

	YEAR ENDED DECEMBER 31,
	2023	2022	2021
	(Restated, Note 2)	(Restated, Note 2)	(Restated, Note 2)
Bitcoin Mined	1,760	2,156	2,045
Gross Margin	6%	19%	70%
Mining Profit Margin	43%	54%	85%
Average Total Cost Per Bitcoin Mined	$26,964	$21,905	$14,437
Average Direct Cost Per Bitcoin Mined	$16,364	$12,411	$7,425
Net Income/(Loss) ($000s)	$(34,637)	$(228,961)	$39,074
Adjusted EBITDA ($000s)	$7,682	$(43,446)	$73,483

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

	YEAR ENDED DECEMBER 31
	2023	2022	2021
	(Restated, Note 2)	(Restated, Note 2)	(Restated, Note 2)

(in $’000’s)
Gross profit (loss)	3,101	11,355	69,224
Gross margin	6%	19%	70%
Depreciation of mining equipment	18,656	20,469	14,339
Non-mining revenue	—	(119)	(5,162)
Mining Profit	21,757	31,705	78,401
Mining Profit Margin	43%	54%	85%

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

	YEAR ENDED DECEMBER 31
	2023	2022	2021
Bitcoin Mined (number of Bitcoin)	1,760	2,156	2,045
Total Cost of Bitcoin Mined ($000s)	47,457	47,228	29,524
Average Total Cost Per Bitcoin Mined ($)	26,964	21,905	14,437
Depreciation of mining equipment ($000s)	(18,656)	(20,469)	(14,339)
Direct Cost of Bitcoin Mined ($000s)	28,801	26,762	15,185
Average Direct Cost Per Bitcoin Mined ($)	16,364	12,411	7,425

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

EBITDA and Adjusted EBITDA are supplemental measures of our performance that are not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to operating income/(loss) determined in accordance with IFRS. The table below reconciles Adjusted EBITDA to net income/(loss), the most directly comparable IFRS measure:

	YEAR ENDED DECEMBER 31,
	2023	2022	2021
	(Restated, Note 2)	(Restated, Note 2)	(Restated, Note 2)

(in $’000’s)
Net income/(loss)	(34,637)	(228,961)	39,074
Interest expense	11,556	22,661	2,935
Depreciation / amortization	20,129	29,003	14,904
Taxation	—	(11,731)	11,319
EBITDA	(2,952)	(189,028)	68,232
Impairment of tangible fixed assets	855	55,838	—
Impairment of intangible assets	1,082	5,300	—
(Gain) loss on disposal of intangible fixed assets	(1,166)	53,833	(299)
Gain on sale of subsidiary and investments	(36)	55,418	837
Loss/(gain) on sale of fixed assets	—	23,228	(244)
Foreign exchange	(1,914)	(21,337)	784
Restructuring and transaction-related fees	4,969	11,862	—
Share based payment charge	3,892	6,096	2,579
Equity accounted loss from associate	716	6,027	1,594
Write off of investment	2,236	—	—
Adjusted EBITDA	7,682	7,237	73,483

Supplemental Information

	YEAR ENDED DECEMBER 31,
	2023	2022	2021
(in $000’s, except “per Bitcoin” figures, Bitcoin price, and deployed miners)
Number of Bitcoin Mined	1,760	2,156	2,045

Total revenue	50,558	58,583	98,748
Non-mining revenue	—	119	5,162
Mining revenue	50,558	58,464	93,586
Mining revenue per Bitcoin Mined	28,723	27,117	45,763

Average Direct Cost per Bitcoin Mined (excludes depreciation of mining machines)	16,364	12,411	7,425
Average Mining Profit per Bitcoin Mined (excludes depreciation of mining machines)	12,362	14,705	38,338

Average Total Cost per Bitcoin Mined	26,964	21,905	14,437
Average Mining Profit Per Bitcoin	1,762	5,212	31,326

Maximum Bitcoin price during the period ($)(1)	44,202	47,816	67,617
Minimum Bitcoin price during the period ($)(1)	16,616	15,742	29,352
Time-weighted average Bitcoin price during the period ($)(2)	28,864	28,215	47,489

Data miners deployed at the end of the period(3)	33,750	31,000	24,000

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

Results of Operations

The following table sets forth our results of operations for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
	(Restated, Note 2)	(Restated, Note 2)	(Restated, Note 2)
(in $’000’s)
Revenues	50,558	58,583	98,748
Power and hosting costs	(35,964)	(26,759)	(15,185)
Power credits	7,163	—	—
Depreciation of mining equipment	(18,656)	(20,469)	(14,339)
Gross profit (loss)	3,101	11,355	69,224
Operating expenses	(18,949)	(34,057)	(11,743)
Gain on hedging	—	2,097	—
Share based payment charge	(3,892)	(6,096)	(2,579)
Operating profit (loss)	(19,740)	(26,701)	54,902
Gain/(loss) on sale of investments	36	—	(837)
Loss on sale of subsidiary	—	(55,418)	—
Write off of investment	(2,236)	—	—
Loss on disposal of fixed assets	—	(23,228)	—
Investment fair value movement	—	(406)	244
Finance costs	(11,556)	(22,661)	(2,935)
Other income	346	3,726	—
Impairment of tangible fixed assets	(855)	(55,838)	—
Gain/(loss) on disposal of Intangible Assets (current)	738	(53,833)	299
Gain on disposal of intangible assets (non-current)	428	—	—
Impairment of intangible assets (current)	—	(145)	—
Impairment of intangible assets (non-current)	(1,082)	(5,155)	—
Equity accounted loss from associate	(716)	(6,027)	(1,594)
Revaluation of contingent consideration	—	4,994	314
Profit (loss) before taxation	(34,637)	(240,692)	50,393
Income tax expense (recovery)	—	11,731	(11,319)
Profit (loss) after taxation	(34,637)	(228,961)	39,074
Other comprehensive income –currency translation reserve	(1,175)	(20,639)	(8,834)
Other comprehensive income – equity accounted OCI from associate	—	(8,744)	8,744
Other comprehensive income – fair value reserve	—	(551)	2,419
Total comprehensive income (loss)	(35,813)	(258,895)	41,403

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

Operating expenses

Operating expenses decreased by $15,029 to $18,949 for the year ended December 31, 2023 from $34,057 for the year ended December 31, 2022. Note 8 of our consolidated financial statements details our operating expenses for 2023 and 2022. The decrease over 2022 was primarily driven by the sale of the Helios facility in December 2022, which significantly decreased the Company’s headcount and salary costs, and reduced other non-mining operating expenses such as restructuring costs, depreciation and amortization, and insurance fees.

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

Cash Flows

The table below summarizes our cash flows for the periods presented:

	2023	2022	2021
	(Restated, Note 2)	(Restated, Note 2)	(Restated, Note 2)
(in ’000’s)	$	$	$
Net cash flow from / (used in) operating activities.	(47,956)	(101,237)	(37,019)
Net cash from/(used in) investing activities	50,804	17,325	(183,066)
Net cash generated from / (used in) financing activities	(15,778)	84,177	233,062
Net increase / (decrease) in cash and cash equivalents	(12,930)	265	12,977

Operating Activities

Net cash used in operating activities of $47,956 in the year ended December 31, 2023 was comprised of our net loss before tax of $34,637 and working capital changes, reduced by non-cash addbacks for finance costs, impairments, depreciation, foreign exchange and investment write offs.

Net cash used in operating activities of $101,237 in the year ended December 31, 2022 was comprised of our net loss before tax of $240,692 and working capital changes, reduced by non-cash addbacks for impairments, loss on sale of subsidiary, foreign exchange and digital currency revaluations.

Net cash used in operating activities of $37,019 in the year ended December 31, 2021 was comprised of our operating profit of $53,067, reduced by working capital changes.

Investing Activities

Net cash generated from investing activities in the year ended December 31, 2023 was $50,804, which was comprised principally $1,112 for the purchase of tangible fixed assets.

Net cash generated from investing activities in the year ended December 31, 2022 was $17,325, which was comprised principally of $108 million for the purchase of tangible fixed assets and $12.4 million for the disposal of tangible fixed assets.

Net cash used in investing activities in the year ended December 31, 2021 was $183,066, which was comprised principally of $105.1 million for purchase of mining machines and build out of the Helios facility and $63.1 million in mining equipment prepayment.

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

It should be noted that while our CEO and CFO believed that the Company’s disclosure controls and procedures provided a reasonable level of assurance that they are effective, they did not expect that the Company’s disclosure controls and procedures would prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

In connection with the preparation of this Amendment No.1, our management, including our CEO and CFO, re-evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. This re-evaluation was conducted after the identification of a material weakness in internal control over financial reporting, as discussed below.

As a result of this reassessment, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of December 31, 2023, due to the existence of a material weakness in our accounting for mined cryptocurrencies, which resulted in a restatement of prior financial statements.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Exchange Act Rules 13a-15(f) and 15d-15(f) define internal control over financial reporting as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with (a) UK-adopted International Accounting Standards; and (b) International Financial Reporting Standards (“IFRS”), including interpretations issued by the IFRS Interpretations Committee.

In connection with the preparation of the Original Filing, under the supervision and with the participation of our CEO and CFO, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria, established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that assessment, at the time the Original Filing was filed, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023. Subsequent to that assessment, our management, including our CEO and CFO, conducted a re-assessment and concluded that our internal control over financial reporting was ineffective as of December 31, 2023, due to the material weakness identified below.

Identified Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

During our re-assessment, we identified a material weakness in our accounting for mined cryptocurrencies. We accounted for these assets as inventory, when they should have been accounted for as intangible assets. The impact to the balance sheet is a change in the description of the asset from digital assets to intangible assets. The impact to the income statement is a reclassification of the change in fair value to impairment in intangible assets/ intangible fixed assets. The impact to the cash flow statement is reclassification between operating cash flow and investing cash flow.This accounting error resulted in a restatement of our consolidated financial statements for the fiscal years ended December 31, 2023, 2022, and 2021.

The material weakness was attributable to inadequate technical review over our accounting policy for mined cryptocurrencies. As a result, we have concluded that our internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2023.

Management’s Plan to Remediate the Identified Material Weakness

The above-described material weakness has been remediated as of the filing of this Amendment No. 1. Since identifying this material weakness, management, with oversight from the Audit Committee, has implemented and continues to implement enhanced internal control procedures, including:

1.	Enhanced Internal Review Processes
a.	Strengthened management-level review and oversight over accounting policies.
2.	Increased IFRS Technical Training
a.	Provided enhanced IFRS training to our finance and accounting personnel, focusing on the classification of cash flows related to digital assets.
b.	Ensured that our team remains updated on IFRS guidance and evolving industry standards for digital asset accounting.
3.	Formalized Controls Testing

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report from our registered public accounting firm regarding internal control over financial reporting. Management’s report is not subject to auditor attestation, as the SEC permits the Company to provide only management’s report in this filing.

Changes in Internal Control Over Financial Reporting

Other than the material weakness and remediation plan discussed above, during the period ended December 31, 2023, there were no other changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Clawback Policy Disclosure

In accordance with SEC Rule 10D-1 and the Nasdaq Listing Standards, the Company has adopted a clawback policy that provides for the recovery of erroneously awarded incentive-based compensation in the event of a material financial restatement. The policy applies to current and former executive officers who received incentive-based compensation that was calculated based on financial results that were subsequently restated.

As part of our evaluation of the financial restatement disclosed in this Amendment No. 1, management has determined that no incentive-based compensation was awarded or paid based on misstated financial results. Accordingly, no clawback actions are required under our policy in connection with this restatement.

We remain committed to ensuring strong financial reporting controls and executive accountability in compliance with regulatory requirements.

Item 18.    Financial Statements

The audited restated consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Amendment No. 1.

Item 19.    Exhibits

A list of exhibits included as part of this Annual Report is set forth in the Index to Exhibit immediately following this Item 19.

INDEX TO EXHIBITS

Exhibit No.		Exhibit Description
1.1

Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

2.1		Description of the registrant’s securities registered pursuant to Section 12 of the Exchange Act. (incorporated by reference to Exhibit 2.1 to the Registrant's Form 20-F filed on April 30, 2024)

2.2		Form of Deposit Agreement (incorporated by reference to Exhibit 4.1 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

2.3		Form of American Depositary Receipt (incorporated by reference to Exhibit 2.3 to the Registrant's Form 20-F filed on April 30, 2024)

2.4		Form of Indenture (incorporated by reference to Exhibit 4.1 to the Registrant’s Amendment No. 1 to Registration Statement on Form F-1 filed on November 10, 2021)

2.5		Form of First Supplemental Indenture (incorporated by reference to Exhibit 4.2 to the Registrant’s Amendment No. 1 to Registration Statement on Form F-1 filed on November 10, 2021)

2.6		Form of Notes (included as Exhibit A to Exhibit 2.5 above)

4.1		2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

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

12.1	*	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Justin Nolan

12.2	*	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Jim MacCallum

13.1

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).(incorporated by reference to Exhibit 13.1 to the Registrant’s Form 20-F filed on April 30, 2024)

15.1		Differences in Corporate Law (incorporated by reference to Exhibit 15.1 to the Registrant's Form 20-F filed on April 30, 2024)

15.2	*	Consent from PKF Littlejohn LLP.

21.1		List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant's Form 20-F filed on April 30, 2024)

97.1		Executive Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 to the Registrant's Form 20-F filed on April 30, 2024)

101.INS		XBRL Instance Document (incorporated by reference to Exhibit 101. INS to thhe Registrant's Form 20-F filed on April 30, 2024)

101.SCH		XBRL Taxonomy Extension Schema Document (incorporated by reference to Exhibit 101. SCH to the Registrant’s Form 20-F filed on April 30, 2024)

101.CAL		XBRL Taxonomy Extension Calculation Linkbase Document (incorporated by reference to Exhibit 101. CAL to the Registrant’s Form 20-F filed on April 30, 2023)

101.DEF		XBRL Taxonomy Extension Definition Linkbase Document (incorporated by reference to Exhibit 101. DEF to the Registrant’s Form 20-F filed on April 30, 2024)

101.LAB		XBRL Taxonomy Extension Label Linkbase Document (incorporated by reference to Exhibit 101. LAB to the Registrant’s Form 20-F filed on April 30, 2024)

101.PRE		XBRL Taxonomy Extension Presentation Linkbase Document (incorporated by reference to Exhibit 101. PRE to the Registrant’s Form 20-F filed on April 30, 2024)

104	*	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.

# Portions of the exhibit have been or will be excluded because it is both not material and is the type of information that the registrant treats as private or confidential.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F/A on its behalf.

ARGO BLOCKCHAIN PLC

/s/ Jim MacCallum
Name: Jim MacCallum
Title: Chief Financial Officer

Dated: April 22, 2025

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

Restatement of Previously Issued Financial Statements

As discussed in Note 2 to the consolidated financial statements, the December 31, 2023, 2022 and 2021 consolidated financial statements have been restated to correct a misstatement.

/s/ PKF Littlejohn LLP

We have served as the Company’s auditor since 2019.

London, England

Date: 30/04/2024, except for the effects of the restatement as discussed in Note 2 to the consolidated financial statements, as to which the date is 22/04/2025.

ARGO BLOCKCHAIN PLC

GROUP STATEMENT OF COMPREHENSIVE INCOME (RESTATED)

		Year ended	Year ended	Year ended
		December	December	December
		2023	2022	2021
		(Restated,	(Restated,	(Restated,
		Note 2)	Note 2)	Note 2)
Continuing operations	Note	$’000	$’000	$’000

Revenues	7	50,558	58,583	98,748

Power and hosting costs	7	(35,964)	(26,759)	(15,185)
Power Credits	7	7,163	—	—
Depreciation – mining hardware	19	(18,656)	(20,469)	(14,339)
Gross profit (loss)		3,101	11,355	69,224
Operating costs	8	(18,949)	(34,057)	(11,743)
Gain on hedging		—	2,097	—
Share based payment charge	22	(3,892)	(6,096)	(2,579)
Operating loss		(19,740)	(26,701)	54,902
Gain/(loss) on sale of investments		36	—	(837)
Loss on sale of subsidiary	14	—	(55,418)	—
Write off of investment	17	(2,236)	—	—
Loss on disposal of fixed assets		—	(23,228)	244
Investment fair value movement	16	—	(406)	—
Finance costs	8	(11,556)	(22,661)	(2,935)
Other income		346	3,726	—
Impairment of tangible fixed assets	19	(855)	(55,838)	—
Gain/(loss) on disposal of intangible assets (current)	18	738	(53,833)	299
Gain/(loss) on disposal of intangible assets (non-current)		428	—	—
Impairment of intangible assets (current)	18	—	(145)	—
Impairment of intangible assets (non-current)		(1,082)	(5,155)	—
Equity accounted loss from associate	17	(716)	(6,027)	(1,594)
Revaluation of contingent consideration		—	4,994	314
Loss before taxation		(34,637)	(240,692)	50,393
Tax credit (expense)	13	—	11,731	(11,319)
Loss after taxation		(34,637)	(228,961)	39,074
Other comprehensive income

Currency translation reserve		(1,175)	(20,639)	(8,834)
Equity accounted OCI from associate	17	—	(8,744)	8,744
Fair value reserve		—	(551)	2,419
Total other comprehensive loss		(1,175)	(29,934)	2,329

Total comprehensive loss attributable to the equity holders of the Company		(35,812)	(258,895)	41,403
Loss per share attributable to equity owners (cents)
Basic and diluted earnings/(loss) per share	12	(0.07)	(0.48)	0.10

ARGO BLOCKCHAIN PLC

GROUP STATEMENT OF FINANCIAL POSITION (RESTATED)

		As at	As at	As at
		31 December	31 December	1 January
		2023	2022	2022
		(Restated,	(Restated,
		Note 2)	Note 2)
	Note	$’000	$’000	$’000

ASSETS
Non-current assets
Investments at fair value through income or loss	16	400	414	543
Investments accounted for using the equity method	17	—	2,863	18,642
Intangible fixed assets	18	888	2,103	7,560
Property, plant and equipment	19	59,728	76,991	150,571
Right of use assets	19	—	525	472
Total non-current assets		61,016	82,896	177,788
Current assets
Trade and other receivables	20	2,480	823	10,072
Prepaids	20	1,355	5,979	75,409
Intangible assets	21	385	443	108,956
Cash and cash equivalents	27	7,443	20,092	15,923
		11,663	27,337	210,360
Assets Held for sale	15	3,261	—	—
Total current assets		14,924	27,337	210,360
Total assets		75,940	110,233	388,148
EQUITY AND LIABILITIES
Equity
Common Stock	23	712	634	622
Additional paid-in capital	23	209,779	202,103	196,911
Share based payment reserve	24	12,166	8,528	2,531
Currency translation reserve	24	(30,525)	(29,350)	(8,711)
Fair value reserve		—	—	2,419
Other comprehensive income of equity accounted associates		—	—	8,744
Accumulated surplus (loss)	24	(191,974)	(157,337)	69,756
Total equity		158	24,578	272,272
Current liabilities
Trade and other payables	25	11,175	9,780	20,566
Income Tax		—	—	10,360
Deferred Tax	13	—	—	386
Contingent consideration		—	—	10,889
Loans and Borrowings	26	14,320	11,605	31,558
Lease liability	26	—	5	10
		25,495	21,390	73,769
Liabilities held for sale	15	2,090	—	—
Total current liabilities		27,585	21,390	73,769
Non-current liabilities
Deferred tax	13	—	—	730
Issued debt - bond	4	38,170	37,809	36,303
Loans	26	10,027	25,916	4,575
Lease liability	26	—	540	499
Total liabilities		75,782	85,655	115,876

Total equity and liabilities		75,940	110,233	388,148

The Group financial statements were approved by the Board of Directors on 24 April 2024 and authorised for issue; they are signed on its behalf by:

Thomas Chippas Chief Executive Officer

The accounting policies and notes form part of the financial statements. Registered number: 11097258

ARGO BLOCKCHAIN PLC

GROUP STATEMENT OF CHANGES IN EQUITY

				Share
		Additional	Currency	based	Accumulated
	Common	paid in	translation	payment	surplus/
	Stock	Capital	reserve	reserve	(deficit)	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2023	634	202,103	(29,350)	8,528	(157,337)	24,578
Total comprehensive loss for the period:
Loss for the period	—	—	—	—	(34,637)	(34,637)
Other comprehensive loss	—	—	(1,175)	—	—	(1,175)
Total comprehensive loss for the period	—	—	(1,175)	—	(34,637)	(35,812)
Transactions with equity owners:
Common Stock Issued	78	7,676	—	—	—	7,754
Share based compensation charge	—	—	—	3,892	—	3,892
Share RSUs vested	—	—	—	(254)	—	(254)
Total transactions with equity owners	78	7,676	—	3,638	—	11,392

Balance at 31 December 2023	712	209,779	(30,525)	12,166	(191,974)	158

				Share		Other
		Additional	Currency	based	Fair	comprehensive	Accumulated
	Common	paid in	translation	payment	Revaluation	income of	surplus/
	Stock	Capital	reserve	reserve	Reserve	associates	(deficit)	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2022	622	196,911	(8,711)	2,531	2,419	8,744	69,756	272,272
Total comprehensive loss for the period:
Loss for the period	—	—	—	—		—	(228,961)	(228,961)
Other comprehensive loss	—	—	(20,639)	—	(551)	(8,744)	—	(29,934)
Total comprehensive loss for the period	—	—	(20,639)	—	(551)	(8,744)	(228,961)	(258,895)
Transfers between reserves:
Transfer from revaluation reserve					(1,868)		1,868	—
Transactions with equity owners:
Common Stock Issued	12	5,192	—	—	—	—	—	5,204
Share based compensation charge	—	—	—	6,096	—	—	—	6,096
Common stock options/warrants exercised	—	—	—	(99)	—	—	—	(99)
Total transactions with equity owners	12	5,192	—	5,997	—	—	—	11,201

Balance at 31 December 2022	634	202,103	(29,350)	8,528	—	—	(157,337)	24,578

				Share		Other
			Currency	based	Fair	comprehensive	Accumulated
	Common	Share	translation	payment	Revaluation	income of	surplus/
	Stock	Premium	reserve	reserve	Reserve	associates	(deficit)	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2021	403	1,724	123	97	2,674	—	28,008	33,029
Total comprehensive loss for the period:
Loss for the period	—	—	—	—	—	—	39,074	39,074
Other comprehensive loss	—	—	(8,834)	—	2,419	8,744	—	2,329
Total comprehensive loss for the period	—	—	(8,834)	—	2,419	8,744	39,074	41,403
Transfers between reserves:
Transfer from revaluation reserve	—	—	—	—	(2,674)	—	2,674	—
Transactions with equity owners:
Common Stock issued	219	195,187	—	—	—	—	—	195,406
Share based compensation charge	—	—	—	2,579	—	—	—	2,579
Common stock options/warrants exercised	—	—	—	(145)	—	—	—	(145)
Total transactions with equity owners	219	195,187	—	2,434	—	—	—	197,840
Balance at 31 December 2021	622	196,911	(8,711)	2,531	2,419	8,744	69,756	272,272

ARGO BLOCKCHAIN PLC

GROUP STATEMENT OF CASHFLOWS (RESTATED)

		Year ended	Year ended	Year ended
		December	December	December
		(Restated,	(Restated,	(Restated,
		Note 2)	Note 2)	Note 2)
		2023	2022	2021
	Note	$’000	$’000	$’000
Cash flows from operating activities
Income (Loss) before tax		(34,637)	(240,692)	50,393
Adjustments for:
Depreciation and amortisation	18,19	20,129	29,003	15,318
Foreign exchange movements		(1,914)	(21,337)	784
Loss on disposal of tangible assets		—	23,228
Finance cost	8	11,556	22,662	2,851
Loss on sale of subsidiary and investment		—	55,418	837
Gain/(loss) on disposal and impairment of intangible assets (current)	21	(738)	55,555	(298)
Digital assets earned	21	(50,558)	(60,172)	(106,902)
Impairment of intangible digital assets	18	654	5,548	712
Impairment of property, plant and equipment	19	855	55,838
Investment fair value movement	17	—	406	(244)
Write off of investment	17	2,236	—
Share of loss from associate		716	6,027	1,594
Non-cash settlement of management fees		—	—	(2,077)
Gain on sale of investment		(36)	—
Revaluation of contingent consideration		—	(4,994)	(314)
Derecognition of contingent consideration		—	—	(468)
Hedging gain		—	(2,097)
Stock based compensation expense	10	3,892	6,096	2,579
Working capital changes:
(Increase)/decrease in trade and other receivables	20	(1,152)	(26,150)	(18,136)
Increase/(decrease) in trade and other payables	25	1,041	(5,576)	16,352
Net cash generated from (used in) operating activities		(47,956)	(101,237)	(37,019)
Investing activities
Investments at fair value through profit or loss		—	—	(293)
Investment in associate		—	—	(9,785)
Acquisition of subsidiary, net of cash acquired		—	—	(884)
Mining equipment prepayment		—	—	(63,113)
Cash transferred on disposal of subsidiary		—	(1,678)	—
Proceeds from sale of investment	16	50	—	1,027
Purchase of intangible assets		—	—	(19,973)
Proceeds from sale of intangible assets	21	51,866	114,646	15,048
Purchase of tangible fixed assets	19	(1,112)	(108,047)	(105,093)
Proceeds from disposal of tangible fixed assets		—	12,404	—
Net cash used in investing activities		50,804	17,325	(183,066)
Financing activities
Increase in loans	26	1,429	96,995	29,595
Lease payments	27		(93)	(9,820)
Loan repayments	26	(14,064)	—	(1,592)
Interest paid		(10,661)	(22,661)	(162)
Proceeds from issue of loan in conjunction with the disposal of subsidiary		—	9,936	—
Proceeds from debt issue		—	—	35,808
Proceeds from common stock issued – net of issue costs	24	7,518	—	179,233
Net cash (used in) generated from financing activities		(15,778)	84,177	233,062
Net (decrease) increase in cash and cash equivalents		(12,930)	265	12,977
Effect of foreign exchange on cash and cash equivalents		281	3,904	161
Cash and cash equivalents at beginning of period		20,092	15,923	2,785
Cash and cash equivalents at end of period		7,443	20,092	15,923

ARGO BLOCKCHAIN PLC

Material non-cash movements:

●	The Group sold its Helios facility in December 2022, in exchange for paying down existing debt and obtaining new debt. See Note 20 for additional details.
●	In March 2022, the Group entered into an agreement to exchange mining machines and terminate a hosting agreement. See Note 20 for additional details.
●	During the period, the Group utilised “Prepayments for mining machines” amounting to $4,118,000 included within receivables in order to acquire mining machines within property plant and equipment additions

		Year ended	Year ended
		31 December	31 December
		2023	2022
Group - net debt reconciliation		$’000	$’000
Current loans and borrowings	27	(14,320)	(11,605)
Non-current issued debt – bonds	27	(38,170)	(37,809)
Non-current loans and borrowings	27	(10,027)	(25,916)
Lease liability		—	(545)
Cash and cash equivalents		7,443	20,092
Total net debt		(55,074)	(55,783)

ARGO BLOCKCHAIN PLC

NOTES TO THE FINANCIAL STATEMENTS (RESTATED)

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

ARGO BLOCKCHAIN PLC

Current year restatement (2023)

Subsequent to filing the Group’s 2023 20-F, the Group determined that it incorrectly accounted for its mined cryptocurrencies. The Group accounted for these assets as inventory, when they should have been accounted for as intangible assets. The impact to the balance sheet is a change in the description of the asset from digital assets to intangible assets.

The impact to the income statement is twofold:

1)	A reclassification of the change in fair value of digital assets from “Change in fair value of digital assets” to “Impairment in intangible fixed assets” and/or realized gains/losses on intangible assets, and
2)	A reclassification of fair value gains of digital assets from “Change in fair value of digital assets” to “Other comprehensive income” and/or realized gains/losses on intangible assets.

While net income (loss) is improved in each year presented, there is no change to comprehensive income (loss).

The impact to the cash flow statement is reclassification between operating cash flow and investing cash flow.

The numerical impacts to the cash flows and income statements are summarized below.

	2023-original	2023-restated	2022–original	2022-restated	2021-original	2021-restated
Net cash generated from (used in) operating activities	3,831	(47,956)	13,409	(101,237)	(41,944)	(37,019)
Net cash (used in) generated from investing activities	(1,062)	50,804	(97,321)	17,325	(178,141)	(183,066)
Net Income (loss)	(35,033)	(34,637)	(240,246)	(228,961)	40,942	39,074

Prior year restatement (2022)

The 2022 income tax accounting was completed based on preliminary information at the time of the financial statement completion. When updating the income taxes for 2023 it was determined that the 2022 estimates were inaccurate and have been restated.

The impact on the 2022 financial statements are as follows:

Income tax recovery increased by $11,285,000 from $446,000 to $11,731,000.

Cumulative translation adjustment increased by $455,000 from $20,184,000 to $20,639,000
Net loss decreased by $11,285,000 from a loss of $240,246,000 to a loss of $228,961,000 (excluding current year restatement 2023)
Deferred tax liability decreased by $10,589,000 from $10,589,000 to $nil.

Statement of Cashflows reclassification

Proceeds from the sale of digital assets were reclassified from investing cashflows to operating cashflows in the 2022 Statements of Cashflows, amongst other presentational changes in 2022 in order to ensure comparability with the presentation and classification in the current year.

ARGO BLOCKCHAIN PLC

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

On 28 December 2022, the Group announced a series of transactions with Galaxy Digital Holdings, Ltd. (“Galaxy”) that improved the Group’s liquidity position and enabled the Group to continue its mining operations. As part of the transactions, Argo sold the Helios facility and real property in Dickens County, Texas to Galaxy for $65 million and refinanced existing asset-backed loans via a new $35 million, three-year asset-backed loan with Galaxy. The transactions reduced total indebtedness by $41 million and allowed Argo to simplify its operating structure. During 2023 and through March 31, 2024, the Group has repaid a significant portion of the Galaxy debt by making its scheduled amortization payments, sweeps on equity raises, and through the sale of non-core assets. In addition, an equity raise completed in January 2024 provided the Group with additional cash resources. This has strengthened the Group’s balance sheet and liquidity position. However, material uncertainties exist that may cast significant doubt regarding the Group’s ability to continue as a going concern and meet its liabilities as they come due. The significant uncertainties are:

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

ARGO BLOCKCHAIN PLC

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

Revenue and Other Income Recognition

Mining Revenue

The provision of hash calculation services is an output of our ordinary activities from the Company’s mining equipment. The Company has entered into arrangements with a Mining pool and has undertaken the performance obligation of providing computing power used for hashing calculations to the Mining pool in exchange for noncash consideration in the form of cryptocurrency, which is variable consideration. Providing our computing power is at the Company’s discretion and our enforceable right to compensation begins when, and continues for as long as, services are provided. The cryptocurrency earnings are calculated based on a formula which, in turn, is based on the hashrate contributed by the Company’s provided computing power used for hashing calculations allocated to the Mining pool, assessed over a 24-hour period, and distributed daily based on the Full Pay Per Share (“FPPS”) methodology. The Company assesses the estimated amount of the variable non-cash consideration to which it expects to be entitled for providing computational power used for hashing calculations at contract inception and subsequently measures if it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The uncertainties regarding the daily variable consideration to which the Company is entitled for providing its computational power used for hashing calculations are no longer constrained at 23:59:59 UTC regardless of the timing of the BTC received. The amount earned is calculated based on the Company's computing power used for hashing calculations provided to the Mining pool and the estimated (i) block subsidies and (ii) daily average transaction fees which the Mining Pool expects to earn, less (iii) a Mining pool discount.

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

2.

Transaction fees refer to the total fees paid by users of the network to execute transactions. The fee paid out by the Mining pool operator to the Company is further calculated by dividing (a) the total amount of transaction fees that are actually generated on the BTC network as a whole less the 3 largest and 3 smallest transactions per block, by (b) the total amount of block subsidies that are actually generated on the BTC network as a whole, multiplied by (c) the Company’s fee earned as calculated in (i) above. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

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

ARGO BLOCKCHAIN PLC

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

Power Credits-Power credits are credits we receive in Texas when we curtail our mining production and sell the power back to the grid. The hosting agreement with Galaxy allows Argo to share in the proceeds from these curtailments, which occurs when the Helios facility monetizes its fixed-price PPA during periods of high power prices. The Company records power credits in the period they are earned provided they are estimable and recoverable.

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

ARGO BLOCKCHAIN PLC

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

ARGO BLOCKCHAIN PLC

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

Intangible fixed assets

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

ARGO BLOCKCHAIN PLC

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

Intangible assets

Cryptocurrency mined by the Company and on hand at the end of a reporting period, is accounted for under IAS 38, Intangible Assets, as an intangible asset with an indefinite useful life initially measured at cost, deemed to be the fair value upon receipt as described above, and subsequently measured under the revaluation model. Under the revaluation model, increases in the cryptocurrency’s carrying amount, determined as the excess of fair value on revaluation over the weighted average cost, are recognized in other comprehensive income, except to the extent that they reverse a revaluation decrease previously recognized in profit or loss. Decreases are recognized in profit or loss, except to the extent that they reverse a revaluation increase previously recognized in other comprehensive income. Once the cryptocurrency is sold, the revaluation increase related to it is transferred from revaluation surplus to retained earnings. The Company revalues its cryptocurrency on hand on a monthly basis and following any significant fair value fluctuations. The fair value of cryptocurrency on hand at the end of the reporting period is calculated as the quantity of cryptocurrency on hand multiplied by the price quoted on CoinGecko.com as of the reporting date.

The Company reports cryptocurrency on hand at the end of the reporting period as intangible assets, which are classified as current assets as the Company has determined that the cryptocurrency on hand at the end of the reporting period has markets with sufficient liquidity to allow conversion within the Company's normal operating cycle and the Company expects to realize the digital asset within twelve months after the reporting period.

Cryptocurrencies not mined by the Group are recorded as Intangible Fixed Assets (see note 18).

ARGO BLOCKCHAIN PLC

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

ARGO BLOCKCHAIN PLC

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

ARGO BLOCKCHAIN PLC

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

Foreign exchange

Transactions in currencies other than US dollars are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting end date, monetary assets and liabilities that are determined in foreign currencies are retranslated at the rates prevailing on the reporting end date-Gains and losses arising on translation are included in the income statement for the period. At each reporting end date, non-monetary assets and liabilities that are determined in foreign currencies are retranslated at the rates prevailing on the opening balance sheet date. Gains and losses arising on translation of subsidiary undertakings are included in other comprehensive income and contained within the foreign currency translation reserve.

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

Share-based payments – Note 22

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

However, a tax authority could challenge our allocation of income, transfer pricing and eligibility for input tax credits or assert that we are subject to a tax in a jurisdiction where we believe we have not established a taxable connection. If successful, these challenges could increase our expected tax liability in one or more jurisdictions. The Group is also subject to a class action lawsuit as described in Note 29 and no accrual has been made as there is no basis to estimate any liability.

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

ARGO BLOCKCHAIN PLC

8.EXPENSES BY NATURE

	2023	2022	2021
	(Restated, Note 2)
Operating expenses	$’000	$’000	$’000
Salary and other employee related costs	6,430	11,887	3,542
Restructuring and transaction related costs	4,969	11,862
Settlement re Crypto mining management fees			(2,077)
Insurance	2,128	7,455	1,874
Depreciation and amortisation	1,473	8,535	508
Legal, professional and regulatory fees	1,431	3,925	2,040
Indirect taxes	994	4,208	—
Property tax	919	349	—
Consulting fees	533	1,024	910
Repairs and maintenance	455	1,067	921
Audit fees	341	383	318
Office general expenses	285	1,039	536
Public relations and associated activities	255	642	930
Travel	226	839	170
Carbon credits	129	—	335
Bank charges	34	297	329
Derecognition of variable contingent consideration	—	—	(468)
Impairment of intangible assets	—	—	712
Hedging costs	—	—	434
Freight, postage and delivery	30	1,625	—
Capital loss	—	143	—
Research costs	—	11	—
Foreign exchange loss	(1,683)	(21,234)	729
Total operating expenses	18,949	34,057	11,743
Finance costs – interest on borrowings and bond	11,556	22,661	2,935
Total finance costs	11,556	22,661	2,935

9.AUDITOR’S REMUNERATION

	2023	2022	2021
	$’000	$’000	$’000
In relation to statutory audit services	341	383	318
Total auditor’s remuneration	341	383	318

ARGO BLOCKCHAIN PLC

10.EMPLOYEES

The average monthly number of persons (including directors) employed by the group during the period was:

	2023	2022	2021
	Number	Number	Number
Directors and employees	30	82	26

The aggregate remuneration (including directors) comprised of:

	2023	2022	2021
	$’000	$’000	$’000
Wages and salaries	6,017	11,051	3,042
Social security costs	250	799	265
Pension costs	163	37	33
Share based payments	3,892	6,096	1,825
	10,322	17,983	5,165

11.DIRECTOR’S REMUNERATION

	2023	2022	2021
	$’000	$’000	$’000
Director’s remuneration for qualifying services	591	1,588	1,139
Severance	765	—	176
Share based payments	916	1,883	574
Total remuneration for directors and key management	2,272	3,471	1,888

Further details of Directors’ remuneration are available in note 29.

12.EARNINGS PER SHARE

The basic earnings per share are calculated by dividing the loss attributable to equity shareholders by the weighted average number of shares in issue.

	2023
	(Restated, Note 2)	2022	2021
Net loss for the period attributable to ordinary equity holders from continuing operations ($’000)	(34,637)	(228,961)	41,403
Finance Weighted average number of ordinary shares in issue (‘000)	503,917	473,930	397,513
Basic and diluted loss per share for continuing operations ($USD)	(0.07)	(0.48)	0.10

	2023
	(Restated, Note 2)	2022	2021
Net loss for the period attributable to ordinary equity holders from continuing operations ($’000)	(34,637)	(228,961)	41,403
Diluted number of ordinary shares in issue (‘000)	503,917	473,930	415,201
Diluted earnings/(loss) per share for continuing operations ($USD)	(0.07)	(0.48)	0.10

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

ARGO BLOCKCHAIN PLC

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

Income tax expense

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2023
	$’000	2022	2021
	(Restated, Note 2)	$’000	$’000
Profit (loss) before taxation	(34,637)	(240,692)	50,393
Expected tax charge (recovery) based on a weighted average of 25% (2022 - 25)% (UK, US and Canada)	(8,669)	(60,172)	12,598

Effect of expenses not deductible in determining taxable profit	851	32,662	2,366
Temporary differences	5,841	8,701	(5,156)
Other tax adjustments	18	254	(182)
Origination and reversal of temporary differences	—	(1,023)	1,101
Unutilised tax losses carried forward	1,959	7,847	592
Taxation charge in the financial statements	—	(11,731)	11,319

The group has tax losses available to be carried forward and used against trading profits arising in future periods of approximately $136,000,000 (2022-$87,000,000).

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

ARGO BLOCKCHAIN PLC

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

Argo Operations US LLC was formed on November 22, 2022, with a registered office of 1209 Orange Street, Wilmington, Delaware, USA, 19801.

Argo Innovation Facilities (US) Inc was incorporated on 25 February 2022 with a registered address of 2028 East Ben White Blvd. Austin, TX 78740. This entity held the Helios facility and real property in Dickens County, Texas. On 21 December 2023, Argo Innovation Facilities (US) Inc. was converted to Galaxy Power LLC. Galaxy Power LLC was sold on 28 December 2023 pursuant to an equity purchase agreement. The proceeds received for the sale were $65 million against a book value of $120 million resulting in a loss on sale for the Group of $120 million.

ARGO BLOCKCHAIN PLC

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

ARGO BLOCKCHAIN PLC

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

The initial issue and allotment of GBP 3.6m has been recognised based on the estimated fair value of assets received at acquisition in line with IFRS 2 Share-based payments. Contingent consideration balance of this business combination has been subsequently measured at fair value with changes recognised in profit and loss in line with IFRS 9. The fair value of assets acquired was assessed in line with independent valuations of the site by CBRE as well as external financial due diligence and financial modelling. Financial models used historical power purchase assumptions for the area and the Company’s internal hash rate and Bitcoin pricing assumptions to help the Company evaluate the financial benefits of developing a Bitcoin mining operation on the land. Work performed by DPN LLC from August 2019, when it purchased the land, to March 2022, when it sold the land to the Company, to prepare for a Bitcoin mining operation added to the value of the land for that purpose.

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

In assessing the fair value of Mining and Computer Equipment, the Group used readily available tera hash pricing ("hashprice") less a 15% discount for used equipment. In assessing value in use, the discounted estimated future cash flows over the useful life of the mining machines using a pre-tax discount rate of 14.09%. As a result of the analysis, an impairment charge of $0.9 million (2022-$55.8 million) was recorded. A 5% change in the hashprice has a $1.5 million impact on the impairment. A 1% change in the discount rate has a $0.4 million impact on the impairment.

Impairment of Chips

In assessing the fair value of machine components, the Group used readily available chip set prices and management’s estimate of other components in the chip sets to determine the value of chips on hand. As a result of this analysis, an impairment of $(0.1 million) was recorded (2022-$18 million).

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

21.INTANGIBLE ASSETS

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

ARGO BLOCKCHAIN PLC

Performance Stock Units (American Depository Shares)

In 2023, the Committee approved the grant of PSUs for the American Depository Shares to the CEO of the Group. The PSUs vest annually over a three-year period. The annual vesting amount may vary from 25%-100%. The weighted average remaining vesting period assumes the last vesting date is the latest vesting date possible.

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

Share premium
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

ARGO BLOCKCHAIN PLC

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

ARGO BLOCKCHAIN PLC

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

27.FINANCIAL INSTRUMENTS

	Group	Group
	2023	2022
	$’000	$’000
Carrying amount of financial assets
Measured at amortised cost
- Mining equipment prepayments	—	5,978
- Trade and other receivables	1,131	—
- Cash and cash equivalents	7,443	20,091
Measured at fair value through profit or loss	400	414
Total carrying amount of financial assets	8,974	26,483

Carrying amount of financial liabilities
Measured at amortised cost
- Trade and other payables	7,501	10,020
- Short term loans	280	11,605
- Long term loans	25,599	25,915
- Issued debt - bonds	38,170	37,810
- Lease liabilities	—	545
Total carrying amount of financial liabilities	71,550	85,895

Fair Value Estimation

Fair value measurements are disclosed according to the following fair value measurement hierarchy:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)
●	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices), or indirectly (that is, derived from prices) (Level 2)
●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3). This is the case for unlisted equity securities.

ARGO BLOCKCHAIN PLC

The following table presents the Group’s assets that are measured at fair value at 31 December 2023 and 31 December 2022.

	Level 1	Level 2	Level 3	Total
Assets	$’000	$’000	$’000	$’000
Financial assets at fair value through profit or loss
- Equity holdings	—	—	400	400
- Digital assets	—	385	—	385
Total at 31 December 2023	—	385	400	785

	Level 1	Level 2	Level 3	Total
Assets	$’000	$’000	$’000	$’000
Financial assets at fair value through profit or loss
- Equity holdings	14	—	400	414
- Digital assets	—	443	—	443
Total at 31 December 2022	14	443	400	857

All financial assets are in listed and unlisted securities and digital assets.

There were no transfers between levels during the period.

The Group recognises the fair value of financial assets at fair value through profit or loss relating to unlisted investments at the cost of investment unless:

●	There has been a specific change in the circumstances which, in the Group’s opinion, has permanently impaired the value of the financial asset. The asset will be written down to the impaired value;
●	There has been a significant change in the performance of the investee compared with budgets, plans or milestones;
●	There has been a change in expectation that the investee’s technical product milestones will be achieved or a change in the economic environment in which the investee operates;
●	There has been an equity transaction, subsequent to the Group’s investment, which crystallises a valuation for the financial asset which is different to the valuation at which the Group invested. The asset’s value will be adjusted to reflect this revised valuation; or
●	An independently prepared valuation report exists for the investee within close proximity to the reporting date.
●	The deferred consideration has been fair valued to the year-end date as the amount is to be paid in Argo shares.

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

ARGO BLOCKCHAIN PLC

29.RELATED PARTY TRANSACTIONS

The compensation paid to related parties in respect of services rendered in 2023 were:

●	$170,554 (2022-$133,867) to Webslinger Advisors in respect of fees of Matthew Shaw (Non-executive director);
●	$129,752 (2022-$148,679) in respect of fees for Maria Perrella (Non-executive director);
●	$135,105 (2022-$130,438) in respect of fees for Raghav Chopra (Non-executive director);
●	$27,659 (2022-$nil) to Jim MacCallum (CFO) through JMM Consulting Inc.;
●	$166,738 (2022-$803,112) to Alex Appleton (Previous CFO) through Appleton Business Advisors Limited.

30.CONTROLLING PARTY

There is no controlling party of the Group.

31.POST BALANCE SHEET EVENTS

In January 2024, the Company issued 38,064,000 new ordinary shares at a price per share of £0.205 to certain institutional investors for gross proceeds of $9.9 million.

In March 2024, the Group sold its Mirabel Facility for proceeds of $6.1 million. See note 15 for additional details.