Form 20-F
period 2024-12-31
Argo Blockchain Plc
filed 2025-05-15
CIK 1841675

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

637,975,353 Ordinary Shares, par value £$0.001 per share, were outstanding as of December 31, 2024

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

Our financial statements in this annual report on Form 20-F (this “Annual Report”) were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Our financial information is presented in U.S. dollars as described in Note 3 of the annual financial statements. All references in this report to “$” mean U.S. dollars, all references to “£” and “GBP” mean pound sterling and all references to “CAD$” mean Canadian dollars.

We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Our fiscal year begins on January 1 and ends on December 31 of the same year.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of U.S. federal securities laws that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and “would” or the negative of these terms, or other comparable terminology intended to identify statements about the future, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about future operating results, potential risks pertaining to these future operating results, future plans, prospects and our business strategy, anticipated benefits of proposed (or future) acquisitions or investments, new facilities, growth, the capabilities and capacities of business operations, any financial or other guidance, expected capital expenditures and all statements that are not based on historical fact, but rather reflect our current expectations concerning future results and events. This list is not an exhaustive list of the factors that may affect any of our forward-looking statements.

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these and other factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Forward-looking statements speak only as of the date of this annual report, and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law, applicable regulations or the rules of any stock exchange to which we are subject.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this annual report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this annual report and the documents that we incorporate by reference in this annual report and have filed as exhibits to this annual report, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements.

INDUSTRY AND MARKET DATA

This annual report contains estimates, projections and other information concerning our industry, our business and cryptocurrency markets. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources. While we believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

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

GLOSSARY OF INDUSTRY TERMS AND CONCEPTS

Throughout this annual report, we use a number of industry terms and concepts which are defined as follows:

•

application-specific integrated circuits or ASICs:   Computer microchips designed for a particular use, in this case, mining cryptocurrency. ASICs are considered far superior in terms of performance and efficiency to the central processing units and graphics processing units found inside personal computers.

•

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

•	block: Synonymous with digital pages in a ledger. Blocks are added to an existing blockchain as transactions occur on the network. Miners are rewarded for “mining” a new block.
•

blockchain:   A cryptographically secure digital ledger that maintains a record of all transactions that occur on the network and follows a consensus protocol for confirming new blocks to be added to the blockchain.

•	CBDC: Central bank digital currency, a form of government-backed stablecoin.
•	cold storage: The storage of private keys in any fashion that is disconnected from the internet. Common cold storage examples include offline computers, USB drives, or paper records.
•	consensus: The protocol that allows a blockchain network to be secure by governing how transactions are processed and new blocks are added to the blockchain.
•	cryptocurrency: Digital assets that are designed to work as a medium of exchange, unit of account, and/or store of value.
•

digital asset:   A broad term for anything that can be stored and transmitted electronically, and has associated ownership or use rights. As used in this annual report, the term “digital assets” refers to assets that are created and maintained with software (code), and exist as data on a blockchain network.

•

digital asset ecosystem:   The broad ecosystem of individuals, organizations, platforms, networks and other elements that use and support the use of digital assets and related technologies, across any number of industries and use cases.

•

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

•

fork:   A fundamental change to the software underlying a blockchain which results in two different blockchains: the original version and the new version. In some instances, the fork results in the creation of a new digital asset.

•

hash:   A function that takes an input, and then outputs an alphanumeric string known as the “hash value.” Each block in a blockchain contains the hash value of the block before it followed by its own hash value. Hash functions are used to demonstrate proof-of-work and confirm transactions on a blockchain.

•	hashrate: A measure of the computing power in use on a blockchain network.
•

hashprice: A measure that refers to the expected value of 1 petahash per second of hashing power per day. Hashprice is a function of four inputs: network difficulty, Bitcoin price, block subsidy, and transaction fees.

•	hot wallet: A wallet that is connected to the internet, enabling it to broadcast transactions to a blockchain network.
•

miner:   Individuals or entities who operate a computer or group of computers that add new transactions to blocks, and verify blocks created by other miners. Miners collect transaction fees and are rewarded with new digital assets for their services.

•	mining: The process by which new blocks are created, and thus new transactions are added to the blockchain.
•

mining difficulty:   In a proof-of-work network, difficulty is the measure of how difficult it is to mine a new block by solving the hashing algorithm. On the Bitcoin network, the network programmatically adjusts the difficulty every 2,016 blocks so that the average time it takes to add a new block remains approximately 10 minutes.

•	mining machines: Any ASIC- or GPU-based machines that are mining cryptocurrency.
•

mining pools:   Mining pools are groups of miners that combine their computing resources over a network to increase the probability they will solve the next block more quickly than any other miner (or other mining pool).

•

network:   The collection of all miners that use computing power to maintain the ledger and add new blocks to the blockchain. Most networks are decentralized, reducing the risk of a single point of failure.

•	protocol: A type of algorithm or software that governs how a blockchain network operates.
•

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

•

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

•

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

•

stablecoin:   Digital assets designed to minimize price volatility by tracking the price of an underlying asset such as fiat money or an exchange-traded commodity (such as precious metals or industrial metals). Stablecoins may attempt to maintain a stable value by being backed by physical reserves of the underlying asset, or may rely on other methods, such as algorithmically controlled supply.

•	wallet: A place to store public and private keys for digital assets. Wallets are typically software, hardware, or paper-based.

PART I

Item 1.     Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.     Offer Statistics and Expected Timetable

Not Applicable.

Item 3.     Key Information

A.	Reserved
B.	Capitalization and indebtedness

Not Applicable.

C.	Reasons for the offer and use of proceeds

Not Applicable.

D.	Risk Factors

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

Our business is subject to a number of risks of which you should be aware before making an investment decision. Among these important risks are the following:

●	Due to our limited operating history, it may be difficult to evaluate our business and future prospects, and we may not be able to achieve or maintain profitability in any given period.
●	We may be unable to raise additional capital needed to grow our business.
●	A tax authority may disagree with the tax positions that we have taken, which could result in increased tax liabilities. A tax authority may also take the position that material income tax liabilities, interest and penalties are payable by us. Income tax assessments received in Canada are currently under appeal, and if unsuccessful we will incur significant liabilities.
●	We and our auditors have substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain further financing.
●	We have an evolving business model, which is subject to various uncertainties.
●	Our total revenue and cash flow is substantially dependent on the market value of digital assets and the volume of digital assets received from our mining efforts. If such market value or volume declines, our business, operating results and financial condition would be adversely affected.

●	There are risks related to technological obsolescence, the potential disruption of our global supply chain by climate-related issues for cryptocurrency mining hardware, and difficulty in obtaining new mining machines that may have a negative effect on our business.
●	We cannot be certain as to how future regulatory developments will impact our business and any such additional regulatory requirements, or changes in how existing requirements are interpreted and applied, may cause us to cease all or certain of our operations or change our business model.
●	We operate in a highly competitive industry, and we compete against companies with greater resources and experience.
●	We rely on a third-party custodian for the long-term holding of our digital assets, and actual or perceived security threats could result in the loss of our assets.
●	Cyberattacks and security breaches of our own or our third-party service providers or partner’s cryptocurrency operations, or those impacting underlying digital asset networks, could adversely impact our business, operating results and financial condition.
●	The facilities in which our mining operations are conducted and our mining equipment may experience damages, including damages that are not covered by insurance.
●	We rely on third-party mining pool operators to pay us mining rewards, the failure of which would have a negative impact on our operations.
●	There is a possibility of digital asset networks transitioning from proof-of-work mining algorithms to proof-of-stake validation, which could make us less competitive and ultimately adversely affect our business.
●	As a result of state and local regulations over electric distribution utilities and retail electricity suppliers, we may not be able to obtain electricity on terms and conditions that are economic and practicable.
●	Cryptocurrency regulation, both in the United States and internationally, could adversely affect the price of cryptocurrencies and the cryptocurrency mining industry.
●	Our success depends on our ability to retain key management personnel, and to attract and retain other highly qualified personnel in the future.
●	ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
●	Our articles of association provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that the U.S. District Court for the Southern District of New York will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

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

Our recurring losses from operations, the pending maturities of and debt service on our outstanding indebtedness, and macro-economic conditions in the cryptocurrency markets, increases in the cost of energy generally as well as the cost to us in particular, among other factors, raise substantial doubt about our ability to continue as a going concern. These factors and management’s assessment of our prospects to continue as a going concern are included disclosures in Note 3 to our audited consolidated financial statements included in this Annual Report, and our independent registered public accounting firm included an explanatory paragraph in its report on our audited consolidated financial statements with respect to this uncertainty. Our audited consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty. Our ability to continue as a going concern will require us to obtain additional funding. If we are unable to raise capital when needed or on acceptable terms, we could be forced to delay, reduce or eliminate certain of our operations, and our stockholders could lose all, or a significant portion, of their investment in us.

Risks Related to U.S., Canadian and UK Tax Regimes

Changes and uncertainties in the tax system in the countries in which we have operations, could materially adversely affect our financial condition and results of operations, and reduce net returns to our shareholders.

Our consolidated effective income tax rate, and the tax treatment of our ADSs and ordinary shares, could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration (such as those related to the ongoing Organisation for Economic Co- operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate (such as in the UK and in Canada); and the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, or the stamp duty or stamp duty reserve tax treatment of our ADSs or ordinary shares.

We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our statement of financial position, and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance. For example, in February 2022, without advance notice to the cryptocurrency industry, the Department of Finance Canada proposed an amendment to the Excise Tax Act – GST/HST (and QST in Quebec) legislation that declares that digital (crypto) asset mining is not a “commercial activity” in Canada. Under the proposal, companies engaged in digital asset mining activities, including Canadian data centers that supply high performance computing services to those engaged in digital asset mining, are no longer eligible to receive Input Tax Credits (ITCs) for the value added taxes (GST, HST, QST) paid on business inputs (such as computer and information technology, energy costs, professional, and consulting fees). A mining coalition in Canada successfully appealed this decision and we are now in process of objecting to past assessments and, if successful, will receive a refund for certain ITC’s from prior years.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, or may apply existing rules in an unforeseen manner, resulting in unanticipated costs, taxes or non-realization of expected benefits.

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, Her Majesty’s Revenue & Customs (“HMRC”), Revenue Quebec, the Canada Revenue Agency, the IRS or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

A tax authority may also take the position that material income tax liabilities, interest and penalties are payable by us, for example where there has been a technical violation of contradictory laws and regulations that are relatively new and have not been subject to extensive review or interpretation, in which case we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax. Income tax assessments received in Canada are currently under appeal, and if unsuccessful, the Company will incur significant liabilities.

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

Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a passive foreign investment company (“PFIC”), for any taxable year in which (a) 75% or more of our gross income consists of passive income or (b) 50% or more of the value of our assets (generally determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, certain gains from the sale or exchange of property and certain rents and royalties. Cash, cash-equivalents and cryptocurrencies generally are passive assets for these purposes. Goodwill is active to the extent attributable to activities that produce or are intended to produce active income. In addition, for purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares. If we are a PFIC for any taxable year during which a U.S. investor holds our shares, the U.S. investor may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on dividends, interest charges on certain taxes treated as deferred and additional reporting requirements. Based on our analysis of our activities and current estimates of the composition of our income and assets (including goodwill), we do not expect to be a PFIC for the current taxable year or in the foreseeable future. However, because PFIC status is determined on an annual basis, and therefore our PFIC status for the current taxable year and any future taxable year will depend upon the future composition of our income and assets, there can be no assurance that we will not be a PFIC for any taxable year. In particular, the application of the PFIC rules to cryptocurrencies is subject to uncertainty. In addition, the total value of our assets (including goodwill) for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion and that the IRS would not successfully challenge our position.

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

The price of cryptocurrencies and digital assets and associated demand for buying, selling, and trading cryptocurrencies and digital assets have historically been subject to significant volatility. For example, Bitcoin’s aggregate market value was approximately $840 billion as of January 1, 2024 compared to approximately $1.88 trillion as of January 1, 2025, based on Bitcoin prices quoted on CoinGecko.com. The price and trading volume of any digital asset is subject to significant uncertainty and volatility, depending on a number of factors, including:

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

For the year ended December 31, 2024 and December 31, 2023, we derived the majority of our net revenue from transaction fees and cryptocurrency rewards generated in connection with mining Bitcoin. As such, in addition to the factors impacting the broader blockchain ecosystem and the prices of digital assets described in this section, our business may be adversely affected if the market for Bitcoin deteriorates or if its price declines, including as a result of the following factors:

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

Our business strategy is substantially dependent on the market price of Bitcoin. As of January 1, 2025, Bitcoin was the largest digital asset by market capitalization and had the largest user base and largest combined mining power. Despite this first to market advantage, as of January 1, 2025, there were more than 10,500 alternative digital assets tracked by CoinMarketCap.com, having a total market capitalization of approximately $36.2 trillion (including the approximately $2.1 trillion market cap of Bitcoin), as calculated using market prices and total available supply of each digital asset.

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

The market price of our securities may be volatile and, in the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We were previously subject to a class action lawsuit which was dismissed with prejudice and without the ability to replead the case, however we may be the target of this type of litigation in the future as well. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm its business.

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

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the IFRS Foundation, International Accounting Standards Board (the “IASB”), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Recent actions and public comments from the IASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public. Further, there has been limited precedents for the financial accounting of cryptocurrencies and related valuation and revenue recognition, and no official guidance has been provided by the IASB or the SEC. As such, there remains significant uncertainty on how companies can account for cryptocurrencies transactions, cryptocurrencies, and related revenue. Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results and financial condition.

Risks Related to Third Parties

We rely on our Custodian for the long-term holding of our digital assets, and actual or perceived security threats could result in the loss of our assets, which would have an adverse impact on our ADSs.

We rely on third parties to safeguard our digital assets from theft, loss, destruction or other issues relating to hackers and technological attack, including the Custodian for our Bitcoin holdings. Such parties are responsible for taking such steps as they determine, in their sole judgment, to be required to maintain access to the private keys controlling our digital assets and prevent their exposure from hacking, malware and general security threats, including the use of “cold storage,” of our long-term holdings. These safeguards may be breached due to the actions of outside parties, our third-party service providers or partners, error or malfeasance of an employee of ours, the Custodian or otherwise, and, as a result, an unauthorized party may obtain access to our assets held with the Custodian, our private keys (and therefore the digital assets) or other data. Additionally, threat actors may attempt to fraudulently induce our employees or those of the Custodian to disclose sensitive information (including personal data) in order to gain access to our or the Custodian’s infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, either or both of the Company and the Custodian or other service providers may be unable to anticipate these techniques or implement adequate preventative measures. In addition, these third parties, including the Custodian, may become insolvent, in which case we may have difficulty accessing digital assets held by those third parties and may even lose all or a portion of the digital assets held by such parties. Financial difficulty, fraud or misrepresentation at one of these institutions could also impair our operational capabilities or capital position. An actual or perceived security breach (including data, cyber and physical) at the Custodian could harm our ability to operate, result in loss of our assets, damage our reputation and negatively affect the market perception of our effectiveness, all of which could in turn adversely affect the value of our ADSs.

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

A substantial increase in electricity costs could render cryptocurrency mining services we may offer ineffective or not viable for us. Market prices for power, generation capacity and ancillary services are unpredictable If we are unable to secure power supply at prices or on terms acceptable to us, it would have a material adverse effect on our business, prospects, financial condition, and operating results.

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

We currently operate our cryptocurrency mining machines from one owned facility in Canada and two hosted facilities in the United States. On December 28, 2022, in connection with the sale of our Helios facility to Galaxy Digital Holdings, Ltd (“Galaxy”), we entered into a two - year hosting services agreement allowing our approximately 23,619 Bitmain S19J Pro mining machines that were operating at the Helios Facility to remain in operation at that facility. This contract was not renewed and subsequent to year end, we entered into new hosting arrangements with Merkle at its sites in Tennessee and Washington State. We also sold 8,000 of the S19J Pro’s that were previously mining at the Helios facility.

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

Our functional and presentational currency is USD. As a result, our consolidated financial statements will carry our assets in USD. Any business we carry out may require the conduct of operations or make sales in currencies other than USD. Due to the foregoing, changes in exchange rates between USD and other currencies could lead to significant changes in our reported financial results from period to period. Among the factors that may affect currency values are trade balances, levels of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political or regulatory developments. Although we may seek to manage our foreign exchange exposure, including by active use of hedging and derivative instruments, there is no assurance that such arrangements will be entered into or available at all times when we wish to use them or that they will be sufficient to cover the risk. If there was a material adverse movement in such currency, it may have adverse consequences on our financial condition.

Risks Related to Our ADSs and Ordinary Shares

The Company currently fails to satisfy certain continued listing requirements of Nasdaq, has failed to satisfy certain of these requirements in the past and could fail to satisfy those requirements again in the future, which could negatively affect the market price of its ADSs, its liquidity and its ability to raise capital.

The Company received a letter from the Listings Qualifications Department of Nasdaq on January 17, 2025 notifying the Company that it was not in compliance with Listing Rule 5450(a)(1), which requires the listed securities of the Company to maintain a minimum bid price of $1.00 per ADS. The Company had not met the requirement for a period of 30 consecutive business days prior to receipt of the Nasdaq letter. The Company has a compliance period of 180 calendar days or until July 15, 2025, to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the compliance period the Company’s closing bid price is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company with a written confirmation of compliance and the matter will be closed. As of the date of this annual report, the per ADS closing bid price remains below $1.00. In the event the Company does not regain compliance by July 15, 2025, the Company may be eligible for an additional 180 calendar day compliance period. To qualify, the Company would need to, among other things, meet the continued listing requirement for the market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the minimum bid price requirement, and provide written notice to Nasdaq that it intends to cure the deficiency during the second compliance period. There is no guarantee that the Company will regain compliance with the minimum bid price requirement, that the Company will maintain compliance with other Nasdaq listing standards, or that the Company will be eligible for a second compliance period. If Nasdaq concludes that the Company will not be able to cure the deficiency during the second compliance period, or the Company does not make the required representations, then Nasdaq will give notice that the ADSs are subject to delisting and the Company will be able to appeal that delisting before a Nasdaq hearings panel. The Company’s management is reviewing various options available to the Company in order to regain compliance and continued listing on Nasdaq. The delisting of the Company’s ADSs from Nasdaq could negatively impact the Company because it: (i) could reduce the liquidity, and possibly the market price, of the ADSs; (ii) could reduce the number of U.S. investors willing to hold or acquire its ADSs, which could negatively impact the Company’s ability to raise equity financing; and (iii) would limit the Company’s ability to use certain types of registration statements in the United States to offer and sell freely tradable securities, thereby preventing the Company from accessing the U.S. public capital markets.

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

Item 4.    Information on the Company

A.History and Development of the Company

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

Our 8.75% Senior Notes due 2026 have traded under the ticker symbol ARBKL on Nasdaq since November 18, 2021.

Capital Expenditures and Divestitures

Historically, our capital expenditures have consisted primarily of purchasing mining machines and computer equipment and improvements to the mining facilities in which we operate. In 2022, our capital expenditures were for the purchase of mining machines and for acquiring and building mining facilities that we own and operate. Our capital expenditures, net of disposals, were $95.6 million, and $5.2 million in 2022 and 2023, respectively. We had no capital expenditure in 2024.

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

B.Business Overview

We are a blockchain technology company focused on large-scale mining of Bitcoin. We mine using purpose-built computers (or “mining machines”) to solve complex cryptographic algorithms (or “verify” or “solve” blocks) on the blockchain in exchange for rewards and fees denominated in the native token of that blockchain network.

Our mining strategy is to cost-effectively acquire and deploy advanced mining technology solutions in North American facilities that utilize predominantly renewable and inexpensive electricity. As of December 31, 2024, we had a fleet of approximately 26,000 machines mining Bitcoin that can generate up to 2.8 exahash per second of computing power.

In December 2022, we sold the Helios facility, which we designed, constructed, and energized over the course of 2021 and 2022. The transaction strengthened our balance sheet through $41 million of debt reduction and through a refinance of our remaining machine-backed loans with a new asset-backed loan from Galaxy.

We maintained ownership of our entire fleet of mining machines, including 23,619 Bitmain S19J Pro machines that were operating at the Helios facility prior to the sale. Those miners remained at the Helios facility following the sale and continued to operate pursuant to a two-year hosting agreement with Galaxy that expired on December 28, 2024.

The hosting agreement with Galaxy allowed us to share in the proceeds from economic curtailment, which occurred when Helios monetized its fixed-price power purchase agreement during periods of high power prices. During 2023, we generated approximately $7.2 million in power credits. A lower amount of power credits was received in 2024 as a result of variable-priced power which resulted in significantly lower power costs during 2024 as compared to if a fixed price power purchase agreement had been entered into.

Subsequent to year end, the Group signed hosting agreements with Merkle Standard LLC to host 9,315 miners at Merkle’s Memphis, Tennessee location and up to 4,000 machines at its Washington state location. Approximately 1,232 units will be sent to the Group’s Baie Comeau facility. A further 8,000 units were sold for cash proceeds of approximately $2.0 million.

Throughout the year, the Company focused on three key pillars: financial discipline, operational excellence, and strategic partnerships for growth.

Financial discipline

After the sale of the Helios facility, the Company was able to significantly reduce its operating expenses. During the first quarter of 2022, Argo reduced its non-mining operating expenses by 68% compared to the run rate in the second half of 2022. The Company has been able to sustain these cost reductions, achieving a 58% reduction in non-mining operating expenses for the full year 2023 compared to 2022 and further reduced operating expenses by 34% in 2024 compared to 2023.

The Company has also made progress in strengthening its balance sheet by reducing debt. For the full year 2023, the Company reduced its debt by $13 million and in 2024, the Company fully paid the Galaxy debt. Repayment was made possible by using cash flow generated from operations, cash generated from equity raises and cash generated through the sale of non-core assets without any meaningful impact to Argo’s hash rate. At December 31, 2024, the Company had a $0.8 million mortgage remaining on its Baie Comeau facility and the $40 million unsecured bonds which will mature in November 2026.

Operational capabilities

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

Since inception, we have mined more than 10,511 Bitcoin for our own account through December 31, 2024. In 2024 and 2023, our treasury management strategy was to sell our mined Bitcoin on a weekly basis in order to fund our operating expenses and for working capital needs. Our total revenue for the year ended December 31, 2024 was $47 million, a decrease of 7% compared to total revenue of $50.6 million for the year ended December 31, 2023. We generated a net loss of $55.1 million and $35.0 million in the year ended December 31, 2024 and December 31, 2023, respectively. We generated Adjusted EBITDA of $5.6 million and $7.7 million in the year ended December 31, 2024 and December 31, 2023, respectively. Adjusted EBITDA is a financial measure not defined by IFRS. For a definition of Adjusted EBITDA, an explanation of our management’s use of this measure and a reconciliation of Adjusted EBITDA to net income/(loss), see Item 5. A “Key Indicators of Performance and Financial Condition and Non-IFRS Financial Measures.”

Cryptocurrency and Cryptocurrency Mining Overview

Blockchain and Cryptocurrencies Overview

Cryptocurrencies are a type of digital asset that function as a medium of exchange, a unit of account and/or a store of value (i.e. a new form of digital money). Cryptocurrencies operate by means of blockchain technology, which generally uses open- source, peer-to-peer software to create a decentralized digital ledger that enables the secure use and transfer of digital assets. We believe cryptocurrencies and associated blockchain technologies have potential advantages over traditional payment systems, including: the tamper-resistant nature of blockchain networks, rapid-to-immediate settlement of transactions, lower fees, elimination of counterparty risk, protection from identity theft, broad accessibility, and a decentralized nature that enhances network security by reducing the likelihood of a “single point of failure.” In recent years, cryptocurrencies have gained widespread mainstream attention and have begun to experience greater adoption by both retail and institutional investors and the broader financial markets. On January 10, 2024, the SEC approved the listing and trading of exchange traded funds (“ETFs”) to track the spot price of Bitcoin.

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

A “hash” is the actual cryptographic function run by the mining machines and is a unique set of numbers and letters derived from the content of the block. The protocol governing the relevant blockchain sets certain requirements for the hash. Mining machines compete to be the first to generate a valid hash meeting these requirements and, thereby, secure payment for solving the block. Hashrate is the speed at which mining machines can complete the calculation and therefore is a critical measure of performance and computational power. A high rate means a mining machine may complete more calculations over a given period and has a greater chance to solve a block. An individual miner has a hashrate total of its mining machines seeking to mine a specific cryptocurrency, and the blockchain-wide hashrate for a specific cryptocurrency can be understood as the aggregate of the hashrates of all the mining machines actively trying to solve a block on that blockchain at a given time.

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

Mining Equipment and Suppliers

Our mining fleet primarily consists of Bitmain Antminer S19, S19 Pro, S19J Pro, and ePIC BlockMiners, all of which utilize advanced application –specific-integrated-circuits (“ASICs”) designed specifically for cryptocurrency mining. These ASICs machines deliver significantly greater efficiency and hashing power compared to general-purpose computing hardware. As of December 31, 2024, our active fleet consisted of 26,542 ASICs-based miners, of which approximately 8,000 were sold subsequent to year end.

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

Mining Pools

We currently contribute 100% of our hash power to mining pools. We currently mine Bitcoin through the Luxor Pool. Our decision to contribute hash power to a particular mining pool is based primarily on the net payout per petahash contributed. Fees (and payouts) fluctuate and are typically less than 2% per reward earned, on average. Mining pools are subject to various risks, including but not limited to disruption, down time, and financial solvency. If a pool experiences down time or is not yielding returns, our results may be impacted. However, this is something that we monitor closely, and we are able to switch mining pools relatively quickly and easily.

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

Proof-of-stake networks also compete with the Bitcoin blockchain. Proof-of-stake algorithms do not rely on resource intensive calculations to validate transactions and create new blocks in a blockchain; instead, the validator of the next block is determined by reference to the amount of digital assets a user has “staked” and the amount of time it has been “staked,” which typically generates payments to such user in additional digital assets. Should a digital asset network shift from a proof- of-work based consensus mechanism to a proof-of-stake consensus mechanism, the transaction confirmation process would require less power and may render any company that maintains advantages in the current climate with respect to proof-of- work mining (for example, from lower priced electricity, processing, real estate, or hosting) less competitive.

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

As of December 31 for the years ended 2024, 2023 and 2022, we had 22, 32, and 48 full time employees, respectively.

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

Cybersecurity

We have put in place security measures such as implementing two-factor authentication, a corporate password manager, and secondary confirmation for any changes to our accounts at service providers. Despite these efforts, there is no guarantee that these measures will protect against an actual or alleged cyber threat and security breach. In addition, insurance providers are currently reluctant to provide cybersecurity insurance for cryptocurrency mining operations and digital asset holdings; therefore, in the event of theft or an unauthorized or illegal manipulation of or access to the digital asset networks used in connection with the mining process, such assets may not be fully or partially recoverable.

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

According to the CFTC, at least some cryptocurrencies, including Bitcoin, fall within the definition of a “commodity” under the U.S. Commodities Exchange Act of 1936, as amended (the “CEA”). Under the CEA, the CFTC has broad enforcement authority to police market manipulation and fraud in spot cryptocurrency markets in which we may transact. Beyond instances of fraud or manipulation, the CFTC generally does not oversee cash or spot market exchanges or transactions involving cryptocurrencies that do not utilize margin, leverage, or financing. The National Futures Association (“NFA”) is the self- regulatory agency for the U.S. futures industry, and as such has jurisdiction over Bitcoin futures contracts and certain other cryptocurrency derivatives. However, the NFA does not have regulatory oversight authority for the cash or spot market for cryptocurrency trading or transactions. In addition, CFTC regulations and CFTC oversight and enforcement authority apply with respect to futures, swaps, other derivative products, and certain retail leveraged commodity transactions involving cryptocurrencies, including the markets on which these products trade.

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

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims that arise in the ordinary course of business. We were previously subject to a class action lawsuit, which was dismissed with prejudice and without leave to amend. We are not currently subject to any material legal proceedings or claims.

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

C.Organizational Structure

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

D.Property, Plant and Equipment

During 2024, we operated our cryptocurrency mining machines from one Argo-owned facility in Canada and one-hosted facility in the United States. Currently, we operate our cryptocurrency mining machines from one Argo-owned facility in Canada and two-hosted facilities in the United States. The details of the facilities are set out below:

	OWNED OR		FACILITY	POWER
CAPACITY LOCATION	HOSTED		SIZE (FT) (1)	(MW)(2)
Quebec, Canada	Owned		40,000	15
Texas, United States	Hosted	(3)	125,000	100
Tennessee, United States	Hosted	(4)	20,000	45
Washington, Unites States	Hosted	(5)	625,000	100

Notes

(1)	Square footage refers to the total facility size, not the area devoted to cryptocurrency mining operations.
(2)	For owned facilities, this reflects the maximum power capacity accessible on site. For hosted facilities, this reflects the maximum anticipated power usage of our mining machines hosted at that facility. The exact power usage depends on a variety of factors.
(3)	The hosting arrangement in Texas ended on December 28, 2024.
(4)	The hosting arrangement in Tennessee began in March 2025 and ends March 2026
(5)	The hosting arrangement in Washington began in April 2025 and ends April 2026

Under the terms of our hosting arrangement in Texas, our hosting provider provided hosting services, which included the supply of electric power and maintenance, for our mining machines that were located at their facility.

Item 4A.    Unresolved Staff Comments

On September 19, 2023, we received a comment letter from the SEC on our Form 20-F for the year ended December 31, 2022. We responded to the SEC regarding their comment letter dated September 19, 2023 on October 13, 2023. We received a follow up response from the SEC on March 22, 2024, to which we responded on April 5, 2024. On August 20, 2024, we received a follow up response from the SEC on our Form 20-F for the year ended December 31, 2022 and comments on our Form 20-F for the year ended December 31, 2023, to which we responded on September 4, 2024. On November 7, 2024, we responded to the additional SEC comments on our Form 20-F for the year ended December 31, 2023 received on October 28, 2024. On January 10, 2025, we responded to the additional SEC comments on our Form 20-F for the year ended December 31, 2023 received over the phone during a call with the SEC staff on December 12, 2024. On April 22, 2025, we filed an amendment to our Form 20-F for the year ended December 31, 20232023 Form 20-F. On April 25, 2025, we received a letter from the SEC stating the SEC had concluded its review of our Form 20-F for the year ended December 31, 2022 and our Form 20-F for the year ended December 31, 2023.

Item 5.    Operating and Financial Review and Prospects

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with our consolidated financial statements, including the notes thereto, included in this Annual Report, as well as “Presentation of Financial and Certain Other Information,” Item 3.D. “Risk Factors” and Item 4.B. “Business Overview.”

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Annual Report.

Overview

We are a blockchain technology company focused on large-scale mining of Bitcoin. We mine using purpose-built computers (or “mining machines”) to solve complex cryptographic algorithms (or “verify” or “solve” blocks) in the blockchain in exchange for rewards and fees denominated in the native token of that blockchain network.

We were founded in late 2017 and initially focused on providing our mining capacity as a service to our customers. In this initial model, customers contracted Bitcoin mining services from us for a fee, and our customers would earn the Bitcoin rewards generated from the contracted mining services directly to their cryptocurrency wallet address. Beginning in 2019, we chose to wind down our mining-as-a-service business and shifted to mining for our own account to increase our revenues and margins. In 2023 and 2024, we did not have any mining-as-a service revenue.

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

In 2023 and 2024, our treasury management strategy was to sell our mined Bitcoin on a weekly basis in order to fund our operating expenses and for working capital needs. Cryptocurrency held in treasury is marked to market at the end of each of our financial reporting periods, with gains and losses reflected as changes in fair value of digital currencies in our income statement. As a result, our operating results and total assets vary in direct proportion to the value of the applicable cryptocurrencies we hold in a given period, and these variations may be substantial.

In 2022, 2023 and 2024, we mined 2,156, 1,760 and 755 Bitcoin, respectively, and our total revenue was $58.5 million, $50.6 million, and $47.0 million, respectively. In 2023, our total comprehensive loss was $35.8 million and, in 2024, our total comprehensive loss was $55.3 million.

Our recurring losses from operations, the pending maturities of and debt service on our outstanding indebtedness, and macroeconomic conditions in the cryptocurrency markets, among other factors, raise substantial doubt about our ability to continue as a going concern. These factors and management’s assessment of our prospects to continue as a going concern are included disclosures in Note 3 of the financial statements, and our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements for the year ended December 31, 2024 with respect to this uncertainty. Our 2024 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty. Our ability to continue as a going concern will require us to obtain additional funding. If we are unable to raise capital when needed or on acceptable terms, we could be forced to delay, reduce or eliminate certain of our operations, and our stockholders could lose all, or a significant portion, of their investment in us.

A.	Operating Results

Factors Affecting Our Results of Operations

Market Value of Bitcoin and other Cryptocurrency

Substantially all of our current business is focused on mining Bitcoin. Our revenue is primarily comprised of the value of Bitcoin rewards and transaction fees we earn by mining the blockchain. Our operating results and financial condition are substantially affected by fluctuations and long-term trends in the value of Bitcoin. In 2022, the rapid decline in Bitcoin and other cryptocurrency pricing materially and adversely affected our revenue, financial condition and operating results, and required us to divest a substantial portion of our Bitcoin as well as our Helios mining facility in Texas in order to meet operating expenses and avoid default under our credit facilities. In 2023, Bitcoin mining economics improved, allowing us to significantly reduce our debt, deploy additional hashrate capacity in Quebec, and strengthen our balance sheet. In 2024, Bitcoin mining economics continued the trajectory from 2023 up until the halving event in April 2024. Post April 2024, mining economics dropped to below recent all-time-lows and while it recovered slightly, it remained below the 2023 average. We carefully monitor fluctuations and longer-term trends in the value of Bitcoin, which impacts the price of machines, when planning our short- and long-term operating strategies and capital expenditures. We also regularly evaluate potential innovations in geography, physical footprint, infrastructure computing technology and similar areas to improve our operations and productivity. We believe this strategy will enable us to build value over the long term, and differentiates us from competitors whose decisions, we believe, are driven principally by short-term market dynamics and opportunities.

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

Capacity and Efficiency of Mining Machines

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

Cost and Source of Power

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

Competition

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

Key Indicators of Performance and Financial Condition and Non-IFRS Financial Measures

Key operating and financial metrics that we use, in addition to our IFRS consolidated financial statements, to assess the performance of our business are set forth below for the years ended December 31, 2024, 2023, and 2022, along with the most comparable IFRS measures:

	YEAR ENDED DECEMBER 31,
	2024	2023	2022
Bitcoin Mined	755	1,760	2,156
Gross Margin	3%	8%	19%
Mining Profit Margin	33%	43%	54%
Average Total Cost Per Bitcoin Mined	$60,372	$26,964	$21,905
Average Direct Cost Per Bitcoin Mined	$41,594	$16,364	$12,411
Net Loss ($000s)	$(55,102)	$(34,637)	$(228,961)
Adjusted EBITDA ($000s)	$5,684	$7,682	$7,237

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

Bitcoin Mined

We measure the production of our mining activities in a given period as Bitcoin Mined. In 2023 and 2023, Bitcoin Mined included rewards and transaction fees for mining Bitcoin and other cryptocurrencies. We generally exchange forms of cryptocurrency other than Bitcoin into Bitcoin in the period in which such currency is earned. In 2024, we only mined Bitcoin. We believe that the number of Bitcoin that we mine is a useful metric for investors to measure our mining activity.

Mining Profit Margin

We define Mining Profit Margin as the difference between cryptocurrency mining revenue and our direct costs (excluding depreciation of mining equipment), divided by cryptocurrency mining revenue, expressed as a percentage. Mining Profit Margin includes power credits and excludes changes in cryptocurrency. We use this measure, and believe it is meaningful to investors, because it is reflective of the return on marginal investment of mining Bitcoin. In addition, because we have generally recovered the original cost of our mining machines in advance of their thirty-six to forty-eight month accounting depreciation curve, once machines are installed and operating we internally monitor Mining Profit to obtain what we believe to be an accurate reflection of the profitability of our core mining operations. Mining Profit Margin is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to gross margin determined in accordance with IFRS. The decrease in mining margin from 2022 was driven primarily by the 71% increase in average network difficulty in 2023. The decease in mining margin from 2023 to 2024 was driven by the halving that occurred in April 2024. The table below reconciles Mining Profit to gross profit, the most directly comparable IFRS measure:

	YEAR ENDED DECEMBER 31
	2024	2023	2022

(in $’000’s)
Gross profit	1,457	3,101	11,355
Gross margin	3%	6%	19%
Depreciation of mining equipment	14,171	18,656	20,469
Non-mining revenue	—	—	(119)
Mining Profit	15,628	21,757	31,705
Mining Profit Margin	33%	43%	54%

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

	YEAR ENDED DECEMBER 31
	2024	2023	2022
Bitcoin Mined (number of Bitcoin)	755	1,760	2,156
Total Cost of Bitcoin Mined ($000s)	45,560	47,457	47,228
Average Total Cost Per Bitcoin Mined ($)	60,372	26,964	21,905
Depreciation of mining equipment ($000s)	(14,171)	(18,656)	(20,469)
Direct Cost of Bitcoin Mined ($000s)	31,389	28,801	26,759
Average Direct Cost Per Bitcoin Mined ($)	41,594	16,364	12,411

We define EBITDA as our operating income plus depreciation and amortization. As a capital-intensive business, EBITDA removes the cost of depreciation of mining equipment. This metric allows us to monitor the profitability of our underlying business on a current basis, and we believe it provides a useful metric for comparing our performance to those of similar companies.

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

EBITDA and Adjusted EBITDA are supplemental measures of our performance that are not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to operating income/(loss) determined in accordance with IFRS. The table below reconciles Adjusted EBITDA to net income/(loss), the most directly comparable IFRS measure:

	YEAR ENDED DECEMBER 31,
	2024	2023	2022

(in $’000’s)
Net loss	(55,102)	(34,637)	(228,961)
Interest expense	6,810	11,556	22,661
Depreciation / amortization	15,024	20,129	29,003
Taxation	340	—	(11,731)
EBITDA	(32,928)	(2,952)	(189,028)
Impairment of tangible fixed assets	31,498	855	55,838
Impairment of intangible fixed assets	468	1,082	5,300
(Gain)/Loss on disposal of intangible fixed assets	98	(1,166)	53,833
(Gain)/Loss on sale of subsidiary and investments	842	(36)	55,418
Loss on sale of fixed assets	429	—	23,228
Foreign exchange	(458)	(1,914)	(21,337)
Restructuring and transaction-related fees	1,976	4,969	11,862
Share based payment charge	3,759	3,892	6,096
Equity accounted loss from associate	—	716	6,027
Write off of investment	—	2,236	—
Adjusted EBITDA	5,684	7,682	7,237

Supplemental Information

	YEAR ENDED DECEMBER 31,
	2024	2023	2022
(in $000’s, except “per Bitcoin” figures, Bitcoin price, and deployed miners)
Number of Bitcoin Mined	755	1,760	2,156

Total revenue	47,017	50,558	58,702
Non-mining revenue	—	—	119
Mining revenue	47,017	50,558	58,583
Mining revenue per Bitcoin Mined	62,303	28,726	27,172

Average Direct Cost per Bitcoin Mined (excludes depreciation of mining machines)	41,594	16,364	12,411
Average Mining Profit per Bitcoin Mined (excludes depreciation of mining machines)	20,709	12,362	14,705

Average Total Cost per Bitcoin Mined	60,372	26,964	21,905
Average Gross Profit Per Bitcoin Mined	1,931	1,762	5,267

Maximum Bitcoin price during the period ($)(1)	106,074	44,202	47,816
Minimum Bitcoin price during the period ($)(1)	39,505	16,616	15,742
Time-weighted average Bitcoin price during the period ($)(2)	42,382	28,864	28,215

Data miners deployed at the end of the period(3)	26,542	33,750	31,000

Notes

(1)	Source – Closing price of Bitcoin as reported on CoinGecko.com

(2)	Calculated by taking the yearly average of the daily closing price of Bitcoin as reported on CoinGecko.com
(3)	Includes all miners contained at our self-mined sites of Baie Comeau and Mirabel and miners that are hosted at the Helios site.

Components of Our Results of Operations

Total revenue

Our revenues primarily consist of cryptocurrency that we mine. In 2022, 2023 and 2024, we principally focused on mining Bitcoin. We participate in mining pools, with the pool’s performance obligation being the delivery of cryptocurrency into our wallet once an algorithm has been solved by the pool. Our mining revenue consists of our share of the block reward the pool earns for solving the block, and our share of transaction fees associated with the transactions comprising the block. Our share of the block reward and related transaction fees is determined by the proportion of hash power we contribute toward the pool as a whole. The block reward is pre-determined and hard coded into the protocol governing the relevant blockchain, while the transaction fees are the aggregate fees paid by parties whose transactions are included in the block.

Power and hosting costs

Direct costs of mining revenue are comprised of power costs and the fees we pay to third parties to host, operate and maintain our mining machines.

Power credits

The hosting agreement with Galaxy allowed Argo to share in the proceeds from economic curtailment, which occurs when Helios monetizes its fixed-price PPA during periods of high-power prices.

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

Income tax expense

We are liable to pay tax in several jurisdictions, including the United Kingdom, Canada and the United States. Our effective tax rate represents the weighted average of the tax rates for which we are liable in those jurisdictions. We did not occur any income tax expense in any of the jurisdictions that we operate.

Results of Operations

The following table sets forth our results of operations for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
(in $’000’s)
Revenues	47,017	50,558	58,583
Power and hosting costs	(32,887)	(35,964)	(26,759)
Power credits	1,498	7,163	—
Depreciation of mining equipment	(14,171)	(18,656)	(20,469)
Gross profit	1,457	3,101	11,355
Operating expenses	(12,536)	(18,949)	(34,057)
Gain on hedging	(487)	—	2,097
Share based payments charge	(3,759)	(3,892)	(6,096)
Operating loss	(15,325)	(19,740)	(26,701)
Gain/(loss) on sale of investments	(842)	36	—
Loss on sale of subsidiary	—	—	(55,418)
Write off of investment	—	(2,236)	—
Loss on disposal of fixed assets	(429)	—	(23,228)
Investment fair value movement	—	—	(406)
Finance costs	(6,810)	(11,556)	(22,661)
Other income	708	346	3,726
Impairment of tangible fixed assets	(31,498)	(855)	(55,838)
Gain (loss) on disposal of Intangible Assets	(98)	1,166	(53,833)
Impairment of intangible fixed assets	(468)	(1,082)	(5,300)
Equity accounted loss from associate	—	(716)	(6,027)
Revaluation of contingent consideration	—	—	4,994
Loss before taxation	(54,762)	(34,637)	(240,692)
Income tax (expense) recovery	(340)	—	11,731
Loss after taxation	(55,102)	(34,637)	(228,961)
Other comprehensive income
Currency translation reserve	(241)	(1,175)	(20,639)
Equity accounted OCI from associate	—	—	(8,744)
Fair value reserve	—	—	(551)
Total comprehensive loss	(55,343)	(35,812)	(258,895)

Comparison of the years ended December 31, 2024 and 2023 (in ‘000’s)

Total revenue

Total revenue decreased by $3,541 to $47,017 for the year ended December 31, 2024 from $50,558 for the year ended December 31, 2023. This decrease was primarily driven by the most recent halving for bitcoin which occurred on April 19, 2024 at block 840,000, when the reward was reduced to 3.125. In 2024 we mined 755 bitcoin and realized $62,303 per bitcoin as compared to 1,760 and $28,723 in 2023, respectively.

Power and hosting costs

Power and hosting costs decreased by $3,077 to $32,887 for the year ended December 31, 2024 from $35,964 for the year ended December 31, 2023. This decrease in cost is attributable to improvements to the facility, further optimizing the operations at the site, as well as utilizing market prices over locked - in power agreements.

Power credits

The hosting agreement with Galaxy allowed Argo to share in the proceeds from economic curtailment, which occurred when Helios monetized its fixed - price PPA during periods of high - power prices. During the year, Argo generated approximately $1.5 million in power credits.

Depreciation of mining equipment

Depreciation of mining equipment decreased by $4,485 to $14,171 for the year ended December 31, 2024 from $18,656 for the year ended December 31, 2023. This decrease was primarily driven by the lower book value of our machines in 2024 after accounting for impairments in 2023.

Operating expenses

Operating expenses decreased by $6,413 to $12,536 for the year ended December 31, 2024 from $18,949 for the year ended December 31, 2023. Note 8 of our consolidated financial statements details our operating expenses for 2024 and 2023. The decrease over 2024 was primarily driven by a focus on reducing non - mining operating expenses and the sale of the Mirabel facility in March 2024, which decreased the Company’s headcount.

Impairment of tangible fixed assets

During 2024, we recorded a $31,498 impairment charge as a result of difficult mining economics subsequent to the Bitcoin halving in April 2024. In addition, our hosting contract with Galaxy ended at the end of 2024 requiring refurbishment costs to re - host or sell the remaining mining machines.

Share based payments

Share based payments were $3,759 for the year ended December 31, 2024, consistent with $3,892 for the year ended December 31, 2023.

Interest expense

Interest expense decreased by $4,746 to $6,810 for the year ended December 31, 2024 from $11,556 for the year ended December 31, 2023. This decrease was primarily driven by the significant reduction of debt that occurred in 2023 and 2024.

Comparison of the years ended December 31, 2023 and 2022 (in ‘000’s)

Total revenue

Total revenue decreased by $8,025 to $50,558 for the year ended December 31, 2023 from $58,583 for the year ended December 31, 2022. This decrease was primarily driven by the increase in the global network hashrate and the associated 71% increase in average network difficulty in 2023 compared to 2022, which resulted in a 40% decrease in hashprice. In 2023 we mined 1,760 bitcoin and realized $28,723 per bitcoin as compared to 2,156 and $27,117 in 2022, respectively.

Power and hosting costs

Power and hosting costs increased by $9,205 to $35,964 for the year ended December 31, 2023 from $26,759 for the year ended December 31, 2022. This increase was primarily driven by higher power and hosting costs in Texas due to a full year’s production in 2023 compared to a partial year of production in 2022. Power in costs in 2023 were partially offset by power credits that the Company earned.

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

Impairment of tangible fixed assets

During 2022, the Company recorded a $55,838 impairment charge as a result of difficult mining economics resulting from the drop in the Bitcoin price.

Share based payments

Share based payments decreased to $3,892 for the year ended December 31, 2023 from $6,096 for the year ended December 31, 2022. This decrease was driven by the large number of options that lapsed early in 2023 with the reduction in work force and the higher share price associated with options granted in 2021 and 2022 as compared to the restricted and performance share units granted in 2023.

Interest expense

Interest expense decreased by $11,105 to $11,556 for the year ended December 31, 2023 from $22,661 for the year ended December 31, 2022. This decrease was primarily driven by the significant reduction of debt that occurred in conjunction with the sale of the Helios facility to Galaxy in December 2022.

B.	Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated by sales of cryptocurrency, sales of equity securities, issuing bonds and incurring debt. In 2022, the rapid decline in Bitcoin price adversely affected our revenue, financial condition and operating results, and required us to divest a substantial portion of our Bitcoin as well as our Helios mining facility in Texas in order to meet operating expenses and avoid default under our credit facilities. In 2023, Bitcoin mining economics improved, allowing us to significantly reduce our debt, deploy additional hashrate capacity in Quebec, and strengthen our balance sheet. Our primary requirements for capital are to finance working capital, capital expenditures and general corporate purposes. We believe that our sources of liquidity and capital resources will be sufficient to meet our existing business needs for at least the next 12 months. However, our recurring losses from operations, our debt service obligations, and the volatility in Bitcoin prices do raise substantial doubt about our ability to continue as a going concern. As a result, management has included disclosures in Note 3 of the financial statements and our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements for the year ended December 31, 2024 with respect to this uncertainty. From time to time, we may raise additional capital through the issuance of debt or equity securities or additional borrowings to the extent required, or to the extent that we believe such capital is available on favorable terms. Our primary sources of liquidity are our cash and cash equivalents.

During the course of 2023 and 2024, our treasury management strategy was to sell our mined cryptocurrency assets on a weekly basis in order to fund our operating expenses and for working capital needs.

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

On March 26, 2024, the Company sold its data center located in Mirabel, Quebec for a total consideration of $6.1 million. The net proceeds from the transaction were used to first repay the Mirabel Facility’s outstanding mortgage of $1.4 million, with the remainder used to repay debt owed to Galaxy Digital Holdings, Ltd.

On July 31, 2024, the Company raised $8.4 million of gross proceeds for 57.8 million shares and 57.8 million warrants through a private share placement with an institutional investor.

On December 2, 2024 the Company raised $5.3 million of gross proceeds via a subscription of 76,900,000 of its ordinary shares by an institution. The net proceeds were used to support strategic plans and working capital needs.

Subsequent to December 31, 2024, the Company sold approximately 8,000 of its mining machines for proceeds of approximately $2.0 million.

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

The following table summarizes our contractual obligations and other commitments (in thousands) as of December 31, 2024, and the years in which these obligations are due:

	Total	Less than 1 Year	1 – 3 Years
(in ’000’s)	$	$	$
Bonds	39,304	—	39,304
Mortgages	837	418	419
Other	20	20	—

During the periods presented, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Cash Flows

The table below summarizes our cash flows for the periods presented:

	2024	2023	2022
(in ’000’s)		$	$
Net cash flow from / (used in) operating activities.	(44,798)	(47,956)	(101,237)
Net cash from/(used in) investing activities	55,067	50,804	17,325
Net cash generated from / (used in) financing activities	(9,324)	(15,778)	84,177
Net increase / (decrease) in cash and cash equivalents	902	(12,930)	265

Operating Activities

Net cash used in operating activities of $44,798 in the year ended December 31, 2024 was comprised of our net loss before tax of $54,762, reduced by working capital changes, reduced by digital assets earned, impairment of tangible fixed assets.

Net cash used in operating activities of $47,956 in the year ended December 31, 2023 was comprised of our net loss before tax of $34,637 and working capital changes, reduced by non-cash addbacks for finance costs, impairments, depreciation, foreign exchange, digital assets earned and investment write offs.

Net cash used in operating activities of $101,237 in the year ended December 31, 2022 was comprised of our net loss before tax of $240,692 and working capital changes, reduced by non-cash addbacks for impairments, loss on sale of subsidiary, foreign exchange, digital assets earned and digital currency revaluations.

Investing Activities

Net cash from investing activities in the year ended December 31, 2024 was $55,067, which was comprised principally of$47.5 million for the sale of intangible assets and $6.9 million for the sale of a subsidiary and investment.

Net cash generated from investing activities in the year ended December 31, 2023 was $50,804, which was comprised principally $51,866 for the sale of intangible assets and $1,152 for the purchase of tangible fixed assets.

Net cash generated from investing activities in the year ended December 31, 2022 was $17,325, which was comprised principally of $114.6 million from the sale of intangible assets, $108 million for the purchase of tangible fixed assets and $12.4 million for the disposal of tangible fixed assets.

Financing Activities

Net cash used in financing activities in the year ended December 31, 2024 was $9,324 and was comprised principally of $21.9 million of proceeds from shares issued and $30.7 million for the payment of debt and interest.

Net cash used in financing activities in the year ended December 31, 2023 was $15,778, which was comprised principally of $14,064 of loan repayments and $10,661 of interest payments, partially offset by $7,518 of proceeds from shares issued.

Net cash generated from financing activities in the year ended December 31, 2022 was $84,177 which was comprised principally of $107 million in loan proceeds partially offset by $22,661 in interest costs.

Capital Expenditures

Historically, our capital expenditures have consisted primarily of purchasing mining machines and computer equipment and improvements to the mining facilities in which we operate. Our capital expenditures during the year ended December 31, 2020 were principally for purchasing mining machines. Beginning in 2021 and continuing into 2022, in addition to the acquisition of mining machines, our capital expenditures expanded to include acquiring and building mining facilities that we planned to own and operate. Our capital expenditures including mining machine prepayments, net of disposals, were $95.6 million, and $1.1 million in 2022 and 2023, respectively. There was no capital expenditure in 2024.

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

Please refer to our disclosures set forth under Item 3.D “Risk Factors,” Item 4 “Information on the Company,” and elsewhere in this Item 5 “Operating and Financial Review and Prospects” for information regarding the material risks, business developments and strategies, factors, and trends that are most likely to affect our business and results of operations through 2025.

E.	Critical Accounting Estimates

Not applicable.

Item 6.    Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our current executive officers and directors, including their ages as of May 15, 2025.

NAME	AGE	POSITION(S)
Executive Officers
Justin Nolan(1)	43	Chief Executive Officer and Executive Director
Jim MacCallum(2)	55	Chief Financial Officer
Non-Executive Directors
Maria Perrella	59	Director
Matthew Shaw	63	Director and Chairman
Raghav Chopra	40	Director
(1)	Effective November 27, 2023, Thomas Chippas was appointed as Chief Executive Officer and Executive Director. Thomas Chippas resigned from the Company effective February 28, 2025 and Jim MacCallum was named Interim Chief Executive Officer effective January 21, 2025. Justin Nolan was appointed as Chief Executive Officer and Executive Director effective March 22, 2025 as described below in the section titled “Changes to our Executive Officers and Board of Directors”.
(2)	Effective January 21, 2025, Jim MacCallum was appointed as our Interim Chief Executive Officer in addition to his permanent role as our Chief Financial Officer, following the resignation of Thomas Chippas as described below in the section titled “Changes to our Executive Officers and Board of Directors”.

The current business address for our executive officers and directors is c/o Argo Blockchain plc, Eastcastle House, 27/28 Eastcastle Street, London, W1W 8DH, England.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Justin Nolan has served as our Chief Executive Officer since March 22, 2025. Mr. Nolan most recently was Chief Executive Officer at Arkon Energy, a digital infrastructure company. Prior to his role at Arkon Energy, Mr. Nolan served as Chief Growth Officer at Argo. In this capacity, he played a pivotal role in expanding the Company’s operations, including the development of the Helios project. Earlier in his career, Nolan co-founded and led DPN LLC, which was instrumental in the initial development of the Helios project before its acquisition by Argo Blockchain in March 2021. Mr. Nolan graduated from Johns Hopkins University.

Thomas Chippas served as our Chief Executive Officer from November 2023 to February 2025. Mr. Chippas is a seasoned executive with significant experience in digital assets, technology, and financial services. Prior to his role at Argo Mr. Chippas most recently he served as the Chief Executive Officer of CBOE Digital where he was also a former member of its Board of Directors. He has previously held the positions of Chief Executive Officer of Citadel Technology LLC, Chief Operating Officer of Axoni and Managing Director of Citigroup, Barclays and Deutsche Bank. He currently serves as a director of TS Imagine. Mr. Chippas graduated from the University of Illinois with a BSc, Accounting. Mr. Chippas resigned from the Company effective February 28, 2025.

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

Matthew Shaw has served on our board of directors since July 2019, and he became chairman of the board of directors in February 2023. He brings over 25 years of experience as an international banker, corporate adviser, and serial entrepreneur. He has been specializing in the blockchain and cryptocurrency sector since 2017. He is currently Chief Executive Officer of Webslinger Advisors, a specialist web3 advisory and administration firm which provides services to Cayman Foundations/DAOs. He previously co-founded Protos Asset Management, a Swiss company that manages a cryptocurrency fund, and co-founded DeFi Yield Technologies, a DeFi firm acquired by Dispersion Holdings (now AQRU). He is also currently Chief Executive Officer of Blimp Technologies and is also president of a proprietary family investment company. Mr. Shaw holds a B.A. in English Language and Literature from Manchester University and an M.B.A. from Bradford University.

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

Raghav Chopra has served on our board of directors since February 2022. Mr. Chopra is an investor with over 16 years of experience and is currently Managing Partner of a privately held digital assets investment firm. He was previously a Portfolio Manager for AllianceBernstein LP and has managed a significant and wide range of technology investments at leading hedge funds. Prior to that, Mr. Chopra was an Associate in private equity at The Carlyle Group and an Analyst in investment banking at Goldman, Sachs & Co. Mr. Chopra serves on the Board of the Harvard Club of New York City Foundation and is a member of the Economic Club of New York. Mr. Chopra holds a B.S. in Electrical Engineering and Economics with Distinction from Yale University, and an M.B.A. with High Distinction from the Harvard Business School, where he was named a George F. Baker Scholar.

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

Changes to Our Executive Officers and Board of Directors

Thomas Chippas resigned from his position as Chief Executive Officer and Executive Director effective February 28, 2025. Mr. Chippas did not receive a settlement in respect of his separation but continues to be bound to the restrictive covenants outlined in his employment contract with respect to confidentiality, non-solicitation, non-competition and intellectual property.

Effective January 21, 2025, Jim MacCallum was named Interim Chief Executive Officer in addition to his role as Chief Financial Officer.

Effective March 22, 2025, Justin Nolan was named as Chief Executive Officer and Executive Director.

B.	Compensation

Executive Officer Remuneration

The following table sets forth the compensation paid to our executive officers during the fiscal year ended December 31, 2024. Compensation consisted of fixed and variable elements. During 2024, we paid our executive officers a base salary, an annual cash bonus, and equity in the form of either Restricted Share Units or Performance Share Units.

			EQUITY	LOSS OF
	SALARY	BONUS	COMPENSATION	OFFICE	TOTAL
NAME AND PRINCIPAL POSITION	$	($) (1)	($) (2)	($)	($)
Thomas Chippas	400,000	—	—	—	400,000
Chief Executive Officer and Executive Director
Jim MacCallum	307,115	131,156	139,279	—	577,550
Chief Financial Officer
(1)	Amounts shown reflect the discretionary cash bonuses that our board of directors awarded to the executive officers in 2024 for performance in 2023.
(2)	Further described in “ - Equity Officer Service Agreements,” Mr. Chippas was entitled to certain employer matching contributions under a 401k plan maintained by the Company during 2024. Mr. Chippas participated in this plan.

Non-Executive Director Remuneration

The following table presents the individual compensation and benefits provided to our non-executive directors in their capacity as non-executive directors during the fiscal year ended December 31, 2024:

DIRECTOR FEES
NAME AND PRINCIPAL POSITION	($)
Non-Executive Directors(1)
Mathew Shaw	146,476
Raghav Chopra	147,048
Maria Perrella	129,909
(1)	We reimburse all reasonable expenses incurred by non-employee directors in connection with their service on our board of directors. This would include expenses incurred for attending board or committee meetings. In addition, we provide liability-related insurance and indemnification benefits to our directors.

Executive Officer Service Agreements

Thomas Chippas

Effective as of November 27, 2023, we entered into an employment contract with Thomas Chippas, pursuant to which Mr. Chippas served as our Chief Executive Officer and as an Executive Director (the “Chippas Employment Agreement”). Under the terms of the Chippas Employment Agreement, Mr. Chippas was entitled to receive $400,000 annually, participate in the Company’s group health benefits on a 90% subsidized basis, participate in the Company’s 401k plan, under which the Company provided an employer matching contribution of up to 6% of eligible compensation, and earn an annual bonus equal to up to 100% of his annual base salary, as determined by the board of directors. In addition, at the time of his appointment, Mr. Chippas was awarded 2,850,000 ADSs, which were to vest over three years (with a one year initial cliff) subject to certain performance conditions and continued employment.

Under the Chippas Employment Agreement, we could terminate Mr. Chippas’ employment by providing Mr. Chippas with the minimum (i) notice, or pay in lieu thereof, or some combination of the two, (ii) severance pay (if applicable), (iii) period of benefits continuation, and (iv) vacation pay, and in each case, subject to payment of severance equal to 12 months’ base salary, provided that we could terminate the services of Mr. Chippas at any time with immediate effect for certain reasons including misconduct, criminal offense, or other reasons “for cause”. Mr. Chippas could terminate his contract with us by providing the company with a minimum of 60 days’ notice. The Chippas Employment Agreement also contains restrictive covenants pursuant to which Mr. Chippas has agreed to refrain from competing with us or soliciting certain clients or employees of the Company who could materially damage our interests if involved in a competing business, for a period of 12 months following his termination of services.
Mr. Chippas resigned from his positions as Chief Executive Officer and Executive Director effective February 28, 2025.

Justin Nolan

Effective as of March 22, 2025, we entered into an employment contract with Justin Nolan, pursuant to which Mr. Nolan serves as our Chief Executive Officer and an Executive Director (the “Nolan Employment Agreement”). Under the terms of the Nolan Employment Agreement, Mr. Nolan is entitled to receive $400,000 annually, participate in the Company’s group health benefits on a 90% subsidized basis, participate in the Company’s 401k plan, under which the Company provides an employer matching contribution of up to 6% of eligible compensation, and earn an annual bonus equal to up to 100% of his annual base salary, as determined by the board of directors. In addition, Mr. Nolan was awarded 22,250,000 performance share units relating to the Company’s ordinary shares, which vest over three years (with a one year initial cliff) subject to certain performance conditions.

Under the Nolan Employment Agreement, we may terminate Mr. Nolan’s employment by providing Mr. Nolan with the minimum (i) notice, or pay in lieu thereof, or some combination of the two, (ii) severance pay (if applicable), (iii) period of benefits continuation, and (iv) vacation pay, and in each case, subject to payment of severance equal to 12 months’ base salary, provided that we may terminate the services of Mr. Nolan at any time with immediate effect for certain reasons including misconduct, criminal offense, or other reasons “for cause”. Mr. Nolan may terminate his contract with us by providing the Company with a minimum of 60 days’ notice. The Nolan Employment Agreement also contains restrictive covenants pursuant to which Mr. Nolan has agreed to refrain from competing with us or soliciting certain clients or employees of the Company who could materially damage our interests if involved in a competing business, for a period of 12 months following his termination of services.

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

Effective January 21, 2025 we entered into an interim employment contract with Mr. MacCallum, pursuant to which Mr. MacCallum would serve as our Interim Chief Executive Officer in addition to his role as Chief Financial Officer (the “2025 MacCallum Employment Agreement). Under the terms of the 2025 MacCallum Employment Agreement, Mr. MacCallum was entitled to receive $400,000 annually during his role as Interim Chief Executive Officer, and then $330,000 annually when the interim role concluded and he returned to his role of Chief Financial Officer. Under the 2025 MacCallum Employment Agreement, Mr. MacCallum is entitled to participate in the Company’s group health benefits on a fully-subsidized basis, participate in the Company’s Canadian registered retirement savings plan, under which the Company provides an employer matching contribution of up to 6% of eligible compensation and earn a pro-rated annual bonus equal to up to 100% of his annual base salary for the portion of the year that he serves as Interim Chief Executive Officer, and a pro-rated annual bonus equal to up to 65% of his annual base salary for the portion of the year he serves as Chief Financial Officer, as determined by the board of directors. In addition, Mr. MacCallum was awarded 1,500,000 RSU’s which vested upon his return to his role as Chief Financial Officer.

Under the 2025 MacCallum Employment Agreement, we may terminate Mr. MacCallum’s employment by providing Mr. MacCallum with the minimum (i) notice, or pay in lieu thereof, or some combination of the two, (ii) severance pay (if applicable), (iii) period of benefits continuation, (iv) vacation pay, and (v) other entitlements, if any, as required by the ESA, and in each case, subject to payment of severance equal to 12 months’ base salary, provided that we may terminate the services of Mr. MacCallum at any time with immediate effect for certain reasons including misconduct, criminal offense, or other reasons “for cause” under ESA within the Province of British Columbia. Mr. MacCallum may terminate his contract with us by providing the Company with a minimum of 90 days’ notice. The 2025 MacCallum Employment Agreement also contains restrictive covenants pursuant to which Mr. MacCallum has agreed to refrain from soliciting certain clients or employees of the Company who could materially damage our interests if involved in a competing business, for a period of 12 months following his termination of services.

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

The following table summarizes the number of RSUs, PSUs, and options granted to executive officers and non-executive directors as of December 31, 2024:

		ORDINARY
	ORDINARY	SHARES	EXERCISE PRICE		EXPIRATION
	SHARES RSUs /	UNDERLYING	PER ORDINARY		DATE (IF
NAME	PSUs	OPTIONS	SHARE (£)	GRANT DATE	APPLICABLE)
Executive officers
Thomas Chippas	28,850,000	—	n/a	11/27/2023	n/a
Jim MacCallum	1,690,740	—	n/a	9/6/2023	n/a
	1,379,737	—	n/a	12/5/2023	n/a
	1,210,070	—	n/a	3/3/2024	n/a

Non-executive directors
Matthew Shaw		537,037	0.16	7/17/2019	7/17/2025
		294,048	0.07	2/5/2020	2/4/2030
		250,000	1.57	9/22/2021	9/21/2031
Maria Perella		500,000	1.57	9/22/2021	9/21/2031
Raghav Chopra		500,000	0.49	5/23/2022	5/23/32

Pension, Retirement or Similar Benefits

As of December 31, 2024 we support the following pension related benefits: employees located in the UK receive 6% in pension contributions, employees located in Canada receive the mandatory Canada Pension Plan percentage, along with a 6% employer match for the Company Canadian registered retirement savings plan, and employees located in the U.S. receive a 6% employer match for the Company 401K plan.

C.	Board Practices

Composition of our Board of Directors

As of December 31, 2024, our board of directors was composed of four members. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors. Our board of directors has determined that Maria Perrella, Matthew Shaw and Raghav Chopra do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.

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

Audit Committee

As of December 31, 2024, our Audit Committee consisted of Maria Perrella, Matthew Shaw and Raghav Chopra. Maria Perrella serves as the chair of the Audit Committee. Our board determined that eachmember of our Audit Committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. Our board determined that Maria Perrella is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq corporate governance rules.

Our board determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

The Audit Committee is responsible for, among other things:

●	the appointment, compensation, retention and oversight of the work and termination of any independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit services;
●	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
●	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;
●	reviewing and discussing with the executive officers, the board of directors and the independent auditor our financial statements and our financial reporting process;
●	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy;
●	reviewing and overseeing the adequacy and effectiveness of our financial reporting and internal control policies and systems; and
●	reviewing and recommending amendments to the Code of Business Conduct and Ethics.

The Audit Committee meets with such frequency and at such intervals as it determines necessary to carry out its duties and responsibilities and at such other times as the chairman of the Audit Committee shall think fit. The Audit Committee meets at least once per year with our independent auditor, without our management being present.

Remuneration Committee

As of December 31, 2024, our Remuneration Committee consisted of Raghav Chopra and Maria Perrella. Raghav Chopra serves as the chair of the committee.

The Remuneration Committee is responsible for:

●	identifying, reviewing and proposing policies relevant to executive officer compensation;
●	evaluating each executive officer’s performance in light of such policies and reporting to the board of directors;
●	determining any equity long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally; and
●	reviewing and assessing risks arising from our compensation policies and practices.

Nominating and Corporate Governance Committee

As of December 31, 2024, our Nominating and Corporate Governance Committee consisted of Matthew Shaw, Raghav Chopra and Maria Perrella. Matthew Shaw serves as chair of the committee. The Nominating and Corporate Governance Committee is responsible for:

●	drawing up selection criteria and appointment procedures for board members;
●	recommending nominees for election to our board and its corresponding committees; and
●	assessing the functioning of individual members of board and executive officers and reporting the results of such assessment to the board of directors.

Terms of Directors

Our directors are not subject to a term of office and will hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board of directors. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our Company to be or becomes of unsound mind. See Item 6. A. “Directors and Senior Management” for additional information about our current directors and Item 7. B. “Related Party Transactions” for additional information about employment agreements for our executive officers.

D.	Employees

As of December 31 of the years ended 2024, 2023 and 2022, we had 22, 32, and 48 employees, respectively, not inclusive of non-executive directors. Below is a breakdown of employees by their departments as of December 31, 2024.

	Number of
Department	employees	% of total
Research and development and technology	2	9
Compliance, legal and finance	6	27
Business and customer support	2	9
Operations	12	55
Total	22	100%

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 8, 2024 for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;
●	each of our directors and executive officers; and
●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of May 8, 2024. Percentage ownership calculations are based on ordinary shares outstanding as of May 8, 2024.

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

	NUMBER OF	PERCENTAGE OF
	ORDINARY SHARES	ORDINARY SHARES
	BENEFICIALLY	BENEFICIALLY
NAME OF BENEFICIAL OWNER	OWNED	OWNED
5% or Greater Shareholders:
Armistice Capital	57,700,000	8%
Executive Officers and Directors:
Justin Nolan	*	*
Jim MacCallum	*	*
Matthew Shaw	*	*
Raghav Chopra	*	*
Maria Perrella	*	*
*	Represents beneficial ownership of less than 1%.

In accordance with our Articles of Association, the following summarizes the rights of holders of our ordinary shares:

●	each holder of our ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally;
●	each holder of the ordinary shares is entitled to receive notice of, attend, speak and vote at our general meetings; and
●	each holder of our ordinary shares is entitled to receive such dividends as are recommended by our directors and declared by our shareholders.

Restricted Stock Units

The Company grants Restricted Stock Unit (RSU) awards as part of its employee compensation strategy. RSUs are awards granted to employees that represent the right to receive the Company’s ordinary shares at a future date, subject to the fulfillment of vesting conditions based on continued employment.

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

Options

As of December 31, 2024, there were options to purchase 5,278,585 ordinary shares outstanding with a weighted average exercise price of £0.69 per ordinary share.

For a summary of the options to purchase ordinary shares granted to executive officers and non-executive directors as of December 31, 2024 and arrangements involving our employees in our share capital, see Item 6. B. “Equity Compensation Arrangements.”

Warrants

As of December 31, 2024, there were warrants to purchase 58,270,000 ordinary shares outstanding with a weighted average exercise price of £0.12 per ordinary share. The warrants lapse between five and ten years from the date of grant.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

Item 7.    Major Shareholders and Related Party Transactions

A.	Major Shareholders

To the best of the Company’s knowledge, as of May 8, 2025, Armistice Capital controls 57,700,000 of the Company’s ordinary shares, which is 8% of the Company’s total issued and outstanding shares.

As of May 8, 2025, there were 719,468,699 ordinary shares of the Company issued and outstanding.

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

A.7.Legal Proceedings

From time to time, we may become involved in legal or regulatory proceedings, lawsuits and other claims arising in the ordinary course of business. We were previously subject to a class action lawsuit (Murphy vs. Argo Blockchain plc) which was dismissed with prejudice and without the ability to replead the case, however, we may again be the target of this type of litigation in the future. In view of the inherent difficulty of predicting the outcome of such matters, we cannot state what the eventual outcome of any other matters that we may become involved in will be. Based on our knowledge, we are not presently a party to any legal proceedings that, in the opinion of our management, would individually or taken together as a whole would have a material adverse effect on our business, operating results, financial condition, or cash flows. Regardless of outcome, litigation can have an adverse impact on the Company due to defense and settlement costs, diversion of management resources, negative publicity and reputational harm, and other factors.

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

Except as disclosed in this annual report on Form 20-F, no significant changes have occurred since December 31, 2024, the date of the financial statements included in this Annual Report on Form 20-F.

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

Dividends may be declared or paid in any currency and the board of directors may decide the rate of exchange for any currency conversions that may be required, and how any costs involved are to be met.

The board of directors may, by ordinary resolution of the Company, direct (or in the case of an interim dividend may without the authority of an ordinary resolution direct) that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of such ways. Dividends may be declared or paid in any currency and the board of directors may decide the rate of exchange for any currency conversions that may be required, and how any costs involved are to be met.

If a notice in respect of an excepted transfer has been served on a shareholder by the Company who holds at least 0.25% in nominal value of the issued shares of their class, the payment of any dividend declared and which is payable in respect of the Default Shares will be withheld by the Company, and no interest will be payable on it, and the shareholder is not entitled to elect to receive shares instead of the dividend. The withholding of the dividend shall cease to apply seven days after the earlier of receipt by the Company of (i) notice of registration of an excepted transfer of the Default Shares and (ii) all information required by the Section 793 Notice, in a form satisfactory to the board of directors of the Company, in relation to any Default Shares.

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

All transfers of uncertificated shares shall be made in accordance with and subject to the provisions of the Uncertificated Securities Regulations 2001 and the facilities and requirements of its relevant system. The Uncertificated Securities Regulations 2001 permit shares to be issued and held in an uncertificated form and transferred by means of a computer-based system.

The board of directors may decline to register any transfer of any share held in certificated form unless:

●	it is for a share which is fully paid up;
●	it is for a share upon which the Company has no lien;
●	it is only for one class of share;
●	it is in favor of not more than four joint transferees;
●	it is duly stamped (if required);
●	it being subject to an excepted transfer, is:
●	pursuant to a takeover offer for the Company as defined in section 974 of the Companies Act;
●	as a consequence of a sale made through Nasdaq or a recognized investment exchange (as defined in the Financial Services and Markets Act 2000) or another stock exchange outside of the United Kingdom on which shares in the capital of the Company are normally traded; or
●	a transfer which is shown to the satisfaction of the board of directors of the Company to be made in consequence of a bona fide sale of the whole of the beneficial interest in the shares to a person who is unconnected with the shareholder and with any other person appearing to be interested in the shares,
●	it is lodged at our registered office or such other place as the board of directors may decide, accompanied by the certificate for shares to which it relates (except in the case of a transfer by a recognized person to whom the certificate and to whom a certificate was issued) and such other evidence (if any) as the board of directors may reasonably require to prove the title of the transferor or, if the transfer is executed by some other person on his behalf, the authority of that person to do so.

Shareholder Meetings

Annual General Meetings

In accordance with the Companies Act, we are required each year to hold an annual general meeting in addition to any other general meetings in that year and to specify the meeting as such in the notice convening it. The annual general meeting shall be convened whenever and wherever the board of directors sees fit, subject to the requirements of the Companies Act, as described in “- Differences in Corporate Law - Annual General Meeting” and “- Differences in Corporate Law - Notice of General Meetings” below. In addition, customary amendments have been made to the Articles of Association to provide for hybrid and electronic meetings of the members at which members can participate from more than one location.

Notice of General Meetings

The arrangements for the calling of general meetings are described in “- Differences in Corporate Law -  Notice of General Meetings” below.

Quorum of General Meetings

No business shall be transacted at any general meeting unless a quorum is present. Except as otherwise provided by the Articles of Association, at least two shareholders present in person or by proxy or as a representative of a corporation which is a shareholder and entitled to vote shall be a quorum for all purposes. If within half an hour from the time appointed for the holding of a general meeting a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall be adjourned to the same day in the next week at the same time and place, or to such other day at any such other time and place as the board of directors may determine. If at an adjourned meeting a quorum is not present within 15 minutes from the time appointed for holding the meeting, the member or members present in person or by proxy and entitled to vote will have the power to decide upon all matters that could properly have been disposed of at the meeting as originally convened.

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

Retirement and Appointment of Directors

If a director was appointed by the board of directors, at the next annual general meeting after his appointment, he shall retire from office and be eligible for reappointment. At the third annual general meeting after an annual general meeting or general meeting at which the director was appointed or reappointed, such director will retire from office and be eligible for reappointment.

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

Except as provided in the Articles of Association, a director shall not vote at a meeting of the board of directors or of a committee of the board of directors on any resolution concerning a matter in which he has a material interest (other than an interest in shares or debentures or other securities of or in the Company) and which conflicts or may conflict with the interests of the Company. A director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

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

Pursuant to the Disclosure Guidance and Transparency Rules of the UK Financial Conduct Authority (“DTRs”), a shareholder of a company incorporated in the United Kingdom and whose shares are admitted to trading on a regulated market (as our shares are by virtue of their admission to the Transition segment of the Official List and to trading on the Main Market of the London Stock Exchange) is required to notify the Company, as soon as possible and in any event within two trading days, of the percentage of voting rights that shareholder holds or is deemed to hold through his direct and indirect holding of financial instruments (as more particularly set out in the DTRs), or a combination of such holdings, if the percentage of those voting rights (aggregated if required by the DTRs):

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

None

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

The documents concerning the Company which are referred to in this Annual Report may be inspected at the Company’s offices located at Eastcastle House, 27/28 Eastcastle Street, London, England W1W 8DH.

The Company files reports, including annual reports on Form 20-F, furnishes current reports on Form 6-K and discloses other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. These may be accessed by visiting the SEC’s website at www.sec.gov.

The Company also makes available on its investor relations webpage, free of charge, its Annual Report and the text of its reports on Form 6 - K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on the Company’s website is not incorporated by reference in this Annual Report.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Market Value of Bitcoin and other Cryptocurrency Risk

Substantially all of our current business is focused on mining Bitcoin. Our revenue is primarily comprised of the value of Bitcoin rewards and transaction fees we earn by mining the blockchain, and, as of December 31, 2024, less than 2% of our total assets were represented by our holdings of Bitcoin and other cryptocurrencies in treasury. Our operating results and financial condition are affected by fluctuations and long-term trends in the value of Bitcoin and, to a lesser extent, other cryptocurrency. Each cryptocurrency has its own unique dynamic in terms of valuation, reward rates and similar factors. Any of these factors could lead to material adverse changes in the market for cryptocurrencies, which could in turn result in substantial damage to or even the failure of our business.

A 10% increase or decrease in the market value of Bitcoin and other cryptocurrencies over the course of 2022 would have increased or decreased our revenue by 10% for the year. Bitcoin and other cryptocurrencies accounted for less than 2% of our total assets; as such, a 10% increase or decrease in Bitcoin’s or other cryptocurrencies’ value as at December 31, 2023 and 2024 would not have had a material effect on our total assets as at that date. However, given we were selling Bitcoin and other cryptocurrencies to cover operating expenses during the year, increases or decreases in the market value of these cryptocurrencies would have resulted in increased or decreased holdings of these cryptocurrencies at the end of the year. See Item 5. A. “Factors Affecting our Results of Operations — Market Value of Bitcoin and other Cryptocurrency.”

Cost of Power Risk

Mining cryptocurrency is a highly power-intensive process, with electrical power required both to operate the mining machines and to dissipate the significant amount of heat generated by operating the machines. In 2023 and 2024, the cost of power represented approximately 70% of our cryptocurrency mining revenue. See Item 5. A. “Factors Affecting our Results of Operations — Cost and Source of Power.”

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

The holders may hold ADSs either directly or indirectly through their broker or other financial institution. If a holder holds ADSs directly, by having an ADS registered in their name on the books of the depositary, they are an ADR holder. This description assumes they are an ADR holder and hold their ADSs directly. If holders have a beneficial ownership interest in ADSs but hold the ADSs through their broker or financial institution nominee, they are a beneficial owner of ADSs and must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. Holders should consult with their broker or financial institution to find out what those procedures are. If a holder is a beneficial owner, they will only be able to exercise any right or receive any benefit under the deposit agreement solely through the ADR holder which holds the ADR (s) evidencing the ADSs owned by the holder, and the arrangements between the holder and such ADR holder may affect their ability to exercise any rights they may have. For all purposes under the deposit agreement, an ADR holder is deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by the ADR (s) registered in such ADR holders name. The depositary’s only notification obligations under the deposit agreement shall be to the ADR holders, and notice to an ADR holder shall be deemed, for all purposes of the deposit agreement, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs.

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

None.

Item 15.    Controls and Procedures

Disclosure Controls and Procedures

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report, that being as at December 31, 2024. This evaluation was carried out by our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”). Based upon that evaluation, our CEO and CFO concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2024.

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

Under the supervision and with the participation of our CEO and CFO, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria, established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2024.

Material Weakness in Internal Control Over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

In preparing the financial statements as of, and for the year ended, December 31, 2024, we identified multiple deficiencies in our internal control over financial reporting that, in the aggregate, rose to the level of a material weakness. The specific deficiencies included a lack of formal documentation in respect of the intercompany recharge policy and an initial lack of audit trail within the consolidation software utilised to prepare the financial statements for the year ended December 31, 2024.

Remediation Efforts

We have begun the process of, and we are focused on, designing and implementing effective internal control measures to improve our internal control over financial reporting and remediate the material weakness. As we continue to evaluate and implement improvements to our internal control over financial reporting, our senior management may decide to take additional measures to address our control deficiencies or to improve the remediation efforts described in this Annual Report. Our remediation efforts include the following:

Formal documentation in respect of the intercompany recharge policy: Subsequent to year end, we formally documented the intercompany recharge policy and corrected discrepancies in the 2024 financial reporting.

A lack of audit trail within the consolidation software: We believe that the audit trail functionality has been resolved by the software provider subsequent to the completion of our audit. We will validate the updates through testing to ensure that it meets the requirements for future periods.

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

Changes In Internal Control Over Financial Reporting

During the period ended December 31, 2024, there were no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f)and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.RESERVED

Item 16A.Audit Committee Financial Expert

The Company’s Board of Directors has determined that Maria Perrella is an audit committee financial expert. Ms. Perrella is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, and her experience is disclosed in this Annual Report under Item 6.A “Directors and Senior Management.”

Item 16B.Code of Ethics

We have adopted a Code of Business Conduct and Ethics, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. This Code of Business Conduct and Ethics applies to all of our executive officers, board members and employees. We have not granted any waiver from the Code of Business Conduct and Ethics to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions during the fiscal year ended December 31, 2024.

This Code of Business Conduct and Ethics is posted on our website, www.argoblockchain.com. The information contained on the Company’s website is not included in, or incorporated by reference into, this Annual Report.

Item 16C.Principal Accountant Fees and Services

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

	For the year ended December 31,
	2024	2023
	$ ‘000	$ ‘000
Audit fees (1)	326	341
Tax Fees (3)	—	—
All other fees (4)	—	—
	326	341
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

Item 16D.Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.Corporate Governance

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

Item 16H.Mine Safety Disclosure

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.Insider Trading Policy

The Company has adopted written insider trading policies and procedures that apply to all directors, executive officers, employees, contractors, and consultants. These policies are designed to promote compliance with applicable securities laws and prohibit the trading of Company securities while in possession of material nonpublic information. The policy also prohibits tipping, short selling, hedging, and pledging of Company securities. Members of the Company’s window group are subject to additional pre-clearance requirements and may only trade during designated open window periods. The policy includes a procedure for trades made under Rule 10b5-1 plans. A copy of the Insider Trading Policy is filed as Exhibit 11 to this Annual Report on Form 20-F.

Item 16K.Information on Cybersecurity

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

Impact of Cybersecurity Threats on Strategy and Operations

To date, we have not experienced any cybersecurity threats or incidents that have materially affected our business strategy, results of operations, or financial condition. However, we acknowledge that cybersecurity threats continue to evolve in complexity and scale. A significant cybersecurity breach, particularly one affecting our mining operations, custodial infrastructure, or key digital assets, could materially disrupt our operations or harm our financial performance. We continue to assess cybersecurity risks as part of our strategic and operational planning processes.

Cybersecurity Governance

Our board of directors oversees cybersecurity risk as part of its general risk oversight responsibilities. Management provides updates to the board of directors regarding cybersecurity matters, including any material incidents or significant developments.

Day-to-day responsibility for assessing and managing cybersecurity risks rests with senior members of our technology and compliance teams, who have relevant experience in information security and risk management.

Cybersecurity risk is incorporated into the Company’s broader risk management framework and is considered alongside other operational and strategic risks.

PART III

Item 17.Financial Statements

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
1.1

Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

2.1

Description of the registrant’s securities registered pursuant to Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023)

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

4.3		2021 U.S. Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)

4.4		2022 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 filed on March 8, 2023)

11.1	*	Insider Trading Policy

12.1	*	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Justin Nolan

12.2	*	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Jim MacCallum.

13.1	*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

15.1	*	Differences in Corporate Law

15.2	*	Consent from PKF Littlejohn LLP.

21.1	*	List of Subsidiaries of the Registrant

97.1		Executive Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

101.INS	*	XBRL Instance Document

101.SCH	*	XBRL Taxonomy Extension Schema Document

101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document

104	*	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARGO BLOCKCHAIN PLC

/s/ Justin Nolan
Name: Justin Nolan
Title: Chief Executive Officer

Dated: May 15, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Argo Blockchain plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Argo Blockchain plc and its subsidiaries (the “Group”) as of December 31, 2024 and 2023, and the consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years ended December 31, 2024, 2023 and 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years ended December 31, 2024, 2023 and 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going concern uncertainty

We draw attention to note 3 in the financial statements, which states that the group is required to raise additional funds during H2 2025 in order to remain a going concern and meet liabilities as they fall due, including interest payments on the unsecured bond (maturity date of November 2026). This is forecast to be achieved through a combination of further sales of refurbished unhosted mining machines, equity raises and the sale of the Baie Comeau property in Canada. In addition, the group is exposed to Bitcoin prices, power costs and hashprice which have shown significant volatility over recent years. As stated in note 3, these events or conditions, along with the other matters as set forth in note 3, indicate that a material uncertainty exists that may cast significant doubt on the group’s and company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

In auditing the financial statements, we have concluded that the director’s use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors’ assessment of the group’s and parent company’s ability to continue to adopt the going concern basis of accounting included a review of management’s cash flow forecasts to 31 May 2026, along with an assessment of downside scenarios and the ability to raise additional funds when required. We have reviewed all key inputs into the cash flow forecasts, with particular emphasis on those areas of judgement and estimation uncertainty such as the hashprice, power costs and hashpower, and ensured they are appropriate and no evidence of management bias exists.

Basis for opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical audit matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: 1) relate to accounts or disclosures that are material to the financial statements and 2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate audit opinions on the critical audit matter or on the accounts or disclosures to which they relate.

We have identified one critical audit matter, being the going concern basis of preparation. The nature of the critical audit matter, together with our conclusion, is set out above in the going concern uncertainty paragraph. The Directors were required to exercise significant judgement in making their assessment as to whether it is appropriate to prepare the consolidated financial statements on a going concern basis and in preparing their related explanatory disclosures. As a result of the requirement for the Directors to exercise significant judgement, together with the pervasive impact of the going concern basis of preparation and the importance of the related explanatory disclosures, we have concluded that the going concern basis of preparation is a critical audit matter.

Our evaluation of the Directors’ assessment of the appropriateness of the going concern basis of preparation of these consolidated financial statements included, but was not limited to:

●	Undertaking an initial assessment at the planning stage of the audit to identify events or conditions that may cast significant doubt on the group’s ability to continue as a going concern;
●	Obtaining an understanding of the relevant controls relating to the Directors’ going concern assessment;
●	Reviewing the Directors’ going concern assessment, including the supporting cash flow projections to 31 May 2026;
●	Evaluating the key assumptions used and judgements applied to the Directors in forming their conclusions on going concern; and
●	Reviewing the appropriateness of the disclosures made by the Directors in the consolidated financial statements.

PKF Littlejohn LLP

We have served as the Company’s auditor since 2019.

London, England

Date: 15/05/2025

ARGO BLOCKCHAIN PLC

GROUP STATEMENT OF COMPREHENSIVE INCOME

		Year Ended	Year Ended	Year Ended
(U.S. dollars in thousands, except share data)		December	December	December
Continuing operations	Note	2024	2023	2022

Revenues	7	47,017	50,558	58,583

Power and hosting costs		(32,887)	(35,964)	(26,759)
Power Credits		1,498	7,163	—
Depreciation – mining hardware	18	(14,171)	(18,656)	(20,469)
Gross profit (loss)		1,457	3,101	11,355
Operating Costs	8	(12,536)	(18,949)	(34,057)
(Loss)/Gain on hedging		(487)	—	2,097
Share based payment charge	22	(3,759)	(3,892)	(6,096)
Operating loss		(15,325)	(19,740)	(26,701)
Gain/(loss) on sale of investments and subsidiaries		(842)	36	(55,418)
Loss on sale of subsidiary		—	—	—
Write off of investment	16	—	(2,236)	—
Loss on disposal of fixed assets		(429)	—	(23,228)
Investment fair value movement		—	—	(406)
Finance costs	8	(6,810)	(11,556)	(22,661)
Other income		708	346	3,726
Impairment of tangible fixed assets	18	(31,498)	(855)	(55,838)
Gain/(Loss) on disposal of intangible assets	17	(98)	1,166	(53,833)
Impairment of intangible assets	17	(468)	(1,082)	(5,300)
Equity accounted loss from associate	16	—	(716)	(6,027)
Revaluation of contingent consideration		—	—	4,994
Loss before taxation		(54,762)	(34,637)	(240,692)
Tax recovery (expense)	13	(340)	—	11,731
Loss after taxation		(55,102)	(34,637)	(228,961)
Other comprehensive income

Currency translation reserve		(241)	(1,175)	(20,639)
Equity accounted OCI from associate	16	—	—	(8,744)
Fair value reserve		—	—	(551)
Total other comprehensive loss		(241)	(1,175)	(29,934)

Total comprehensive loss attributable to the equity holders of the Company		(55,343)	(35,812)	(258,895)
Loss per share attributable to equity owners (cents)
Basic and diluted loss per share	12	(0.09)	(0.07)	(0.48)

ARGO BLOCKCHAIN PLC

GROUP STATEMENT OF FINANCIAL POSITION

		As at	As at	As at
		31 December	31 December	31 December
(U.S. dollars in thousands)	Note	2024	2023	2022

ASSETS
Non-current assets
Investments at fair value through income or loss	15	300	400	414
Investments accounted for using the equity method	15	—	—	2,863
Intangible fixed assets	17	176	888	2,103
Property, plant and equipment	18	7,071	59,728	76,991
Right of use assets		—	—	525
Total non-current assets		7,547	61,016	82,896
Current assets
Trade and other receivables	19	2,451	2,480	823
Prepaids	19	628	1,355	5,979
Intangible fixed assets	17	6	385	443
Cash and cash equivalents		8,626	7,443	20,092
		11,711	11,663	27,337
Assets held for sale	14	—	3,261	—
Total current assets		11,711	14,924	27,337
Total assets		19,258	75,940	110,233
EQUITY AND LIABILITIES
Equity
Common Stock	22	938	712	634
Additional paid-in capital	22	232,257	209,779	202,103
Share based payment reserve	23	15,162	12,166	8,528
Currency translation reserve	23	(30,766)	(30,525)	(29,350)
Accumulated loss	23	(247,076)	(191,974)	(157,337)
Total equity (deficit)		(29,485)	158	24,578
Current liabilities
Trade and other payables	24	8,184	11,175	9,780
Income Tax		398	—	—
Loans and Borrowings	25	857	14,320	11,605
Lease liability		—	—	5
		9,439	25,495	21,390
Liabilities held for sale	14	—	2,090	—
Total current liabilities		9,439	27,585	21,390
Non-current liabilities
Issued debt - bond	2	39,304	38,170	37,809
Loans	25	—	10,027	25,916
Lease liability		—	—	540
Total liabilities		48,743	75,782	85,655
Total equity and liabilities		19,258	75,940	110,233

The Group financial statements were approved by the board of directors on 9 May 2025 and authorized for issue; they are signed on its behalf by:

Justin Nolan Chief Executive Officer

The accounting policies and notes form part of the financial statements.

Registered number: 11097258

ARGO BLOCKCHAIN PLC

GROUP STATEMENT OF CHANGES IN EQUITY

				Share
		Additional	Currency	based	Accumulated
	Common	paid in	translation	payment	surplus/ (deficit)
(U.S. dollars in thousand)	Stock	Capital	reserve	reserve	reserve	Total
Balance at 1 January 2024	712	209,779	(30,525)	12,166	(191,974)	158
Total comprehensive loss for the period:
Loss for the period	—	—	—	—	(55,102)	(55,102)
Other comprehensive loss	—	—	(241)	—	—	(241)
Total comprehensive loss for the period	—	—	(241)	—	(55,102)	(55,343)
Transactions with equity owners:
Common Stock Issued	220	21,635	—	—	—	21,855
Share based compensation charge	—	—	—	3,845	—	3,845
Common stock options/warrants exercised	6	843	—	(849)	—	—
Total transactions with equity owners	226	22,478	—	2,996	—	25,700
Balance at 31 December 2024	938	232,257	(30,766)	15,162	(247,076)	(29,485)

				Share
		Additional	Currency	based	Accumulated
	Common	paid in	translation	payment	surplus/ (deficit)
	Stock	Capital	reserve	reserve	reserve	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2023	634	202,103	(29,350)	8,528	(157,337)	24,578
Total comprehensive loss for the period:
Loss for the period	—	—	—	—	(34,637)	(34,637)
Other comprehensive loss	—	—	(1,175)	—	—	(1,175)
Total comprehensive loss for the period	—	—	(1,175)	—	(34,637)	(35,812)
Transactions with equity owners:
Common Stock Issued	78	7,676	—	—	—	7,754
Share based compensation charge	—	—	—	3,892	—	3,892
Common stock options/warrants exercised	—	—	—	(254)	—	(254)
Total transactions with equity owners	78	7,676	—	3,638	—	11,392
Balance at 31 December 2023	712	209,779	(30,525)	12,166	(191,974)	158

				Share		Other
		Additional	Currency	based	Fair	comprehensive	Accumulated
	Common	paid in	translation	payment	Revaluation	income of	surplus/
(U.S. dollars in thousands)	Stock	Capital	reserve	reserve	Reserve	associates	(deficit) reserve	Total
Balance at 1 January 2022	622	196,911	(8,711)	2,531	2,419	8,744	69,756	272,272
Total comprehensive loss for the period:
Loss for the period	—	—	—	—	—	—	(228,961)	(228,961)
Other comprehensive loss	—	—	(20,639)	—	(551)	(8,744)	—	(29,934)
Total comprehensive loss for the period	—	—	(20,639)	—	(551)	(8,744)	(228,961)	(258,895)
Transfers between reserves:
Transfer from revaluation reserve	—	—	—	—	(1,868)	—	1,868	—
Transactions with equity owners:
Common Stock Issued	12	5,192	—	—	—	—	—	5,204
Share based compensation charge	—	—	—	6,096	—	—	—	6,096
Common stock options/warrants exercised	—	—	—	(99)	—	—	—	(99)
Total transactions with equity owners	12	5,192	—	5,997	—	—	—	11,201
Balance at 31 December 2022	634	202,103	(29,350)	8,528	—	—	(157,337)	24,578

ARGO BLOCKCHAIN PLC

GROUP STATEMENT OF CASHFLOWS

		Year ended	Year ended	Year ended
		December	December	December
(U.S. dollars in thousands)	Note	2024	2023	2022
Cash flows from operating activities
Loss before tax		(54,762)	(34,637)	(240,692)
Adjustments for:
Depreciation and amortisation	17,18	14,909	20,129	29,003
Foreign exchange movements		(458)	(1,914)	(21,337)
Loss on disposal of tangible assets		429	—	23,228
Finance cost	8	6,810	11,556	22,662
Loss on sale of subsidiary and investment		842	(36)	55,418
Revenue from digital assets	20	(47,017)	(50,558)	(60,172)
Impairment of intangible digital assets	17	468	654	5,548
Impairment of property, plant and equipment	18	31,498	855	55,838
Investment fair value movement		—	—	406
Write off of investment		—	2,236	—
Share of loss from associate	16	—	716	6,027
Gain/(loss) on disposal and impairment of intangible assets (current)		98	(738)	55,555
Hedging (gain)/Loss		487	—	(2,097)
Interest received		(307)	—	—
Revaluation of contingent consideration	10	—	—	(4,994)
Stock based compensation expense		3,759	3,892	6,096
Working capital changes:
(Increase)/decrease in trade and other receivables	19	756	(1,152)	(26,150)
Increase/(decrease) in trade and other payables	24	(2,310)	1,041	(5,576)
Net cash generated from operating activities		(44,798)	(47,956)	(101,237)

Investing activities
Investments at fair value through profit or loss		—	—	—
Investment in associate		—	—	—
Cash transferred on disposal of subsidiary		—	—	(1,678)
Interest received		307	—	—
Purchase of hedging instruments		(1,000)	—	—
Proceeds from sale of hedging instruments		487	—	—
Proceeds from sale of digital assets	20	47,594	51,866	114,646
Proceeds from sale of investment/subsidiary	15	6,745	50	—
Purchase of tangible fixed assets	18	—	(1,112)	(108,047)
Proceeds from disposal of tangible fixed assets		891	—	12,404
Net cash used in investing activities		55,024	50,804	17,325
Financing activities
Increase in loans	25	1,287	1,429	96,995
Lease payments	26	—	—	(93)
Loan repayments		(26,242)	(14,064)	—
Interest paid	25	(6,224)	(10,661)	(22,661)
Proceeds from issue of loan in conjunction with the disposal of subsidiary		—	—	9,936
Proceeds from debt issue		—	—	—
Proceeds from common stock issued - net of issue costs	23	21,855	7,518	—
Net cash (used in) generated from financing activities		(9,324)	(15,778)	84,177

Net (decrease) increase in cash and cash equivalents		902	(12,930)	265
Effect of foreign exchange on cash and cash equivalents		281	281	3,904
Cash and cash equivalents at beginning of period		7,443	20,092	15,923
Cash and cash equivalents at end of period		8,626	7,443	20,092

ARGO BLOCKCHAIN PLC

Material non-cash movements:

		Year ended	Year ended	Year ended
		31 December	31 December	31 December
		2024	2023	2022
Group - net debt reconciliation		$’000	$’000	$’000
Current loans and borrowings	27	(857)	(14,320)	(11,605)
Non-current issued debt – bonds	27	(39,304)	(38,170)	(37,809)
Non-current loans and borrowings	27	—	(10,027)	(25,916)
Lease Liability		—	—	(545)
Cash and cash equivalents		8,626	7,443	20,092
Total net debt		(31,535)	(55,074)	(55,783)

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

The common shares of the company are listed under the trading symbol ARB on the London Stock Exchange. The American Depositary Receipt of the company are listed under the trading symbol ARBK on Nasdaq. The company bond is listed on the Nasdaq Global Select Market under the trading symbol ARBKL.

The financial statements cover the year ended 31 December 2024.

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

Presentation Currency

The Group changed its presentational currency to U.S. dollars during 2023 due to the fact its revenues, direct costs, capital expenditures and debt obligations are predominantly denominated in U.S. dollars.

ARGO BLOCKCHAIN PLC

Going Concern

The preparation of consolidated ﬁnancial statements requires an assessment on the validity of the going concern assumption.

The Group strengthened its balance sheet during 2024 by fully repaying the $35 million Galaxy loan ahead of schedule. This repayment was made possible through equity raises, asset sales and cash flow from operations. However, at the end of 2024 Galaxy informed the Group that they would no longer host the Group’s mining machines at their Helios immersion facility. This required the Group to remove approximately 23,000 mining machines from the immersion facility and refurbish them so they could be re-hosted at air-cooled facilities. The cost of the refurbishment and the loss of mining margin during the majority of the first quarter of 2025 added additional strain to the Group’s finances. Despite the Galaxy debt repayment during 2024 and the $8.6 million cash balance at 31 December 2024 ($2.4 million at 31 March 2025), material uncertainties exist that may cast significant doubt regarding the Group’s ability to continue as a going concern and meet its liabilities as they come due. The significant uncertainties are:

1.	The Group has $40 million in unsecured bonds maturing in November 2026 that carry an interest rate of 8.75%, payable quarterly ($875,000 per quarter).
2.

The Group’s exposure to Bitcoin prices, power prices, and hashprice, each of which have shown volatility over recent years may have a significant impact on the Group’s future profitability. The Group may have difficulty meeting its liabilities if there are significant declines to the hashprice assumption or significant increases to the power price, particularly where there is a combination of both factors.. The Directors’ assessment of going concern includes forecasted scenarios drawn up to 30 June 2026 using the Group’s estimate of potential hashprices and power costs.

3.

As noted above, the refurbishment costs and loss of mining margin during the re-hosting phase in the first quarter impacted the Group’s cash balance. In addition, the sale of machines subsequent to year end has reduced the Group’s hashrate, lowering the amount of Bitcoin it will produce going forward. Depending on hashprice, the Group may not generate operating profit and/or positive cash flow despite reducing operating expenses during the first half of 2025.

Offsetting these negative impacts to the Group’s cash flow are:

1.	The Group’s cash balance of $2.4 million at 31 March 2025.
2.	The Group’s ability to dispose of assets, including unhosted mining machines and the Group’s data center in Baie Comeau, Quebec. Assets were successfully sold during 2024 to repay debt.
3.	The Group’s ability to equitize the unsecured bonds (through a tender or structured process).
4.	The Group’s ability to generate additional funds by issuing equity for cash proceeds, as it did successfully in 2023 and 2024.

Based on information from Management, as well as independent advisors, the Directors have considered the period to 30 June 2026, as a reasonable time period given the variable outlook of cryptocurrencies, cryptocurrency mining costs, competition and energy prices. Based on the above considerations, the board of directors believes it is appropriate to adopt the going concern basis in the preparation of the Financial Statements; however, the board of directors notes that the debt service requirements, lower operating margins, and the volatile economic and industry environment, indicate the existence of material uncertainties that cast significant doubt regarding the applicability of the going concern assumption and the auditors have made reference to this in their audit report.

ARGO BLOCKCHAIN PLC

Mining Revenue Recognition

The provision of hash calculation services is an output of our ordinary activities from the Company’s mining equipment. The Company has entered into arrangements with a Mining pool and has undertaken the performance obligation of providing computing power used for hashing calculations to the Mining pool in exchange for noncash consideration in the form of cryptocurrency, which is variable consideration. Providing our computing power is at the Company’s discretion and our enforceable right to compensation begins when, and continues for as long as, services are provided. The cryptocurrency earnings are calculated based on a formula which, in turn, is based on the hashrate contributed by the Company’s provided computing power used for hashing calculations allocated to the Mining pool, assessed over a 24-hour period, and distributed daily based on the Full Pay Per Share (“FPPS”) methodology. The Company assesses the estimated amount of the variable non-cash consideration to which it expects to be entitled for providing computational power used for hashing calculations at contract inception and subsequently measures if it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The uncertainties regarding the daily variable consideration to which the Company is entitled for providing its computational power used for hashing calculations are no longer constrained at 23:59:59 UTC regardless of the timing of the BTC received. The amount earned is calculated based on the Company’s computing power used for hashing calculations provided to the Mining pool and the estimated (i) block subsidies and (ii) daily average transaction fees which the Mining Pool expects to earn, less (iii) a Mining pool discount.

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

The Company is entitled to the fee from the Mining Pool as calculated above regardless of the actual performance of the Mining Pool operator. Therefore, even if the Mining Pool does not successfully add any block to the blockchain in a given contract period, the fee remains payable by the Mining Pool to the Company. Accordingly, the Company is not sharing in the earnings of the Mining pool operator. The Company’s agreements with the Mining pool operator provide the Mining pool operator and the Company with the enforceable right to terminate the contract at any time without substantively compensating the other party for the termination. Upon termination, the Mining pool operator is required to pay the Company the amount due related to previously satisfied performance obligations. As a result, the Company has determined that the duration of the contract is less than 24 hours and the contract is continuously renewed throughout the day. The Company has also determined that the Mining pool operator’s renewal right is not a material right as the terms, conditions, and compensation amounts are at then-current market rates. The cryptocurrency earned is received in full and can be paid in fractions of cryptocurrency. Revenues from providing cryptocurrency computational power used for hashing calculations are recognized upon delivery of the service over a 24-hour period, which generally coincides with the receipt of crypto assets in exchange for the provision of computational power used for hashing calculations and the contract inception date. The Company updates the estimated transaction price of the noncash consideration received at its fair market value. Management estimates fair value daily based on the quantity of cryptocurrency received multiplied by the price quoted from Coingecko on the day it was received. Management considers the prices quoted on Coingecko to be a level 1 input under IFRS 13, Fair Value Measurement.

ARGO BLOCKCHAIN PLC

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

Derivative Contracts – Hedging: In 2022, the Group used derivatives contracts in connection with some of its lending activities and its treasury management. Derivative contracts are susceptible to additional risks that can result in a loss of all or part of the investment. The Group’s derivative activities and exposure to derivative contracts are subject to interest rate risk, credit risk, foreign exchange risk, and macroeconomic risks. In addition, Argo is also subject to additional counterparty risks due to the potential inability of its counterparties to meet the terms of their contracts. There were no hedging contracts in 2024.

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

ARGO BLOCKCHAIN PLC

Business Combinations

The group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquisition and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The group recognises any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the noncontrolling interest’s proportionate share of the recognised amounts of acquiree’s identifiable net assets.

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

Segmented reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the CEO or equivalent. The directors consider that the Group has only one significant reporting segment being crypto mining which is fully earned by a Canadian and USA subsidiary for the financial year ended 31 December 2024.

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

ARGO BLOCKCHAIN PLC

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

The fair value of intangible cryptocurrencies on hand at the end of the reporting period is calculated as the quantity of cryptocurrencies on hand multiplied by price quoted on www.coinbase.com for 2024, www.coingecko.com, for 2023 and prior years, two of the leading crypto websites, as at the reporting date.

Goodwill is initially measured at cost (being the excess of the consideration transferred and the amount recognised for non- controlling interests and any previous interest held of the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the difference is recognised in profit or loss.

Tangible fixed assets

Tangible fixed assets are comprised of right of use assets, office equipment, mining and computer equipment, data centers, leasehold improvements, and electrical equipment.

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

Data centers: Depreciation on the data centers is recognized so as to write off the cost or valuation of assets less their residual values over their estimated useful lives of 25 years on a straight-line basis from when they are brought into use. Depreciation is recorded in the Income Statement within general administrative expenses once the asset is brought into use. Any land component is not depreciated.

Electrical equipment: Depreciation is recognized on a straight-line basis to write off the cost less their residual values over their estimated useful lives of 7 years.

Management assesses the useful lives based on historical experience with similar assets as well as anticipation of future events which may impact their useful life.

ARGO BLOCKCHAIN PLC

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

The Company reports cryptocurrency on hand at the end of the reporting period as intangible assets, which are classified as current assets as the Company has determined that the cryptocurrency on hand at the end of the reporting period has markets with sufficient liquidity to allow conversion within the Company’s normal operating cycle and the Company expects to realize the digital asset within twelve months after the reporting period.

Cryptocurrencies not mined by the Group are recorded as Intangible Fixed Assets.

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

ARGO BLOCKCHAIN PLC

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

ARGO BLOCKCHAIN PLC

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

ARGO BLOCKCHAIN PLC

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

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of- use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

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

ARGO BLOCKCHAIN PLC

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

ARGO BLOCKCHAIN PLC

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

4.FINANCIAL RISK FACTORS

The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group’s overall risk management program seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is undertaken by the board of directors.

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

The Group is also subject to market fluctuations in foreign exchange rates. The subsidiary (Argo Innovation Labs Inc.) is based in Canada, and transacts in CAD$, U.S. dollars and GBP. 9377-2556 Quebec Inc. and 9366-5230 Quebec Inc. are based in Canada and transact in CAD$. Argo Innovations Facilities (US) Inc., Argo Holdings US Inc. and Argo Operating US LLC are located in the United States of America and transacts in U.S. dollars. The Group bond is denominated in U.S. dollars. Cryptocurrency is primarily convertible into fiat through U.S. dollar currency pairs and through U.S. dollar denominated stable coins and is the primary method for the Group for conversion into cash. The Group maintains bank accounts in all applicable currency denominations.

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonable possible change in GBP and CAD$ exchange rates, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the fair value of monetary assets and liabilities.

Effect on profit
	Change in GBP	before tax
	rate	$’000
2024	+/-10%	+/-2

2023	+/-10%	+/-74

Effect on profit
	Change in CAD$	before tax
	rate	$’000
2024	+/-10%	+/-172

2023	+/-10%	+/-365

ARGO BLOCKCHAIN PLC

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonable possible change in interest rates on the portion of the loans and borrowings affected. With other variables held constant, the impact on the Group’s profit before tax is affected through the impact on floating rate borrowings, as follows.

Effect on
	Increase/decrease	profit before tax
	in basis points	$’000
2024	+/-180	+/-15

2023	+/-180	+/-464

Credit risk

Credit risk arises from cash and cash equivalents as well as any outstanding receivables. Management does not expect any losses from non-performance of these receivables. The amount of exposure to any individual counter party is subject to a limit, which is assessed by the board of directors.

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

The Group complied with all covenants during the year and through to the reporting date.

	Less than 1	Between 1	Between 2
	year	and 2 years	and 5 years	Over 5 years
At 31 December 2024
Loans	439	418	—	—
Issued debt - bonds	—	—	39,304	—
At December 2023
Loans	14,320	9,830	197	—
Issued debt - bonds	—	—	38,170	—

ARGO BLOCKCHAIN PLC

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

At the date of authorisation of these financial statements, the following Standards and Interpretation, which have not yet been applied in these financial statements, were in issue but not yet effective:

Standard or Interpretation	Description	Effective date for annual accounting period beginning on or after
IFRS 18	Presentation and Disclosure in Financial Statements	1 January 2027
IFRS 7/9 (amendments)	Amendments to the Classification and Measurement of Financial Instruments. Contracts referencing Nature-dependant Electricity	1 January 2026
IFRS 7 (Amendments)	Disclosures – Gain or Loss on Derecognition, Credit Risk,	1 January 2026
IFRS 10 (Amendments)	Determination of a ‘de-facto agent,’	1 January 2026
IFRS 9 (Amendments)	Derecognition of Lease Liabilities	January 2026

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

ARGO BLOCKCHAIN PLC

The company has issued restricted stock units (RSUs) and performance stock units (PSUs) to employees which have been valued based on the share price on the date of the award. The RSUs vest over three years, beginning six months after the award and then every three months thereafter. It is assumed that employees will meet each vesting period and a related expense is recorded each month. If an employee’s employment is terminated prior to a vesting date, the prior expense for that vesting period is reversed. PSUs are amortised over the vesting period based on the mostly outcome of the performance metrics.

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

7.REVENUES

	2024	2023	2022
	$’000	$’000	$’000
Crypto currency mining – worldwide	47,017	50,558	58,464
Crypto currency management fees – United States	—	—	119
Total revenue	47,017	50,558	58,583

Cryptocurrency mining revenues are recognised at a point in time.

Cryptocurrency management fees are services recognised over time.

Other Income

Argo held 2,441 Bitcoin (fair valued at $80 million as at 31 December 2022) on its Balance Sheet at the beginning of 2022. The Group used up to 1,504 Bitcoins as collateral with Galaxy Digital LP for a short-term payable on demand loan of $30 million taken out on December 23, 2022. To protect its Bitcoin holdings used as collateral for the loan and reduce overall exposure, Argo took positions in the markets which resulted in a net hedge gain of $2.1 million for 2022.

During the year, Argo generated $1.5 million in power credits (2023: $7.2 million).

ARGO BLOCKCHAIN PLC

8.EXPENSES BY NATURE

	2024	2023	2022
Administrative expenses	$’000	$’000	$’000
Salary and other employee related costs	4,517	6,430	11,887
Restructuring and transaction related costs	2,363	4,969	11,862
Insurance	1,416	2,128	7,455
Depreciation and amortisation	738	1,473	8,535
Legal, professional and regulatory fees	753	1,431	3,925
Indirect taxes	962	994	4,208
Property tax	558	919	349
Consulting fees	276	533	1,024
Repairs and maintenance	50	455	1,067
Audit fees	326	341	383
Office general expenses	708	349	3,115
Public relations and associated activities	246	255	642
Travel	80	226	839
Carbon credits	—	129	—
Foreign exchange	(458)	(1,683)	(21,234)
Total operating expenses	12,536	18,949	34,057

Finance costs – interest on borrowings and bond	6,810	11,556	22,661
Total finance costs	6,810	11,556	22,661

9.AUDITOR’S REMUNERATION

	2024	2023	2022
	$’000	$’000	$’000
In relation to statutory audit services	326	341	383
Total auditor’s remuneration	326	341	383

10.EMPLOYEES

The average monthly number of persons (including directors) employed by the group during the period was:

	2024	2023	2022
	Number	Number	Number
Directors and employees	25	30	82

	2024	2023	2022
	$’000	$’000	$’000
Wages and salaries	4,267	6,017	11,051
Social security costs	141	250	799
Pension costs	109	163	37
Share based payments	3,759	3,892	6,096
	8,276	10,322	17,983

ARGO BLOCKCHAIN PLC

11.DIRECTOR’S REMUNERATION

	2024	2023	2022
	$’000	$’000	$’000
Director’s remuneration for qualifying services	818	591	1,588
Severance	—	765	—
Share based payments	1,247	916	1,883
Total remuneration for directors and key management	2,065	2,272	3,471

Further details of Directors’ remuneration are available in note 29.

12.EARNINGS PER SHARE

The basic earnings per share are calculated by dividing the loss attributable to equity shareholders by the weighted average number of shares in issue.

	2024	2023	2022
Net loss for the period attributable to ordinary equity holders from continuing operations ($’000)	(55,102)	(34,637)	(228,961)
Finance Weighted average number of ordinary shares in issue (‘000)	607,879	503,917	473,930
Basic earnings/(loss) per share for continuing operations ($USD)	(0.09)	(0.07)	(0.48)

The diluted loss per Ordinary Share is calculated by adjusting the weighted average number of Ordinary Shares outstanding to consider the impact of options, warrants and other dilutive securities. As the effect of potential dilutive Ordinary Shares in the current and prior year would be anti-dilutive, they are not included in the above calculation of dilutive earnings per Ordinary Share for 2024 and 2023.

13.TAXATION

	2024	2023	2022
Current tax:	$’000	$’000	$’000

Current tax recovery on loss for the year	340	—	(11,731)
Total current tax	340	—	(11,731)

	2024	2023	2022
Deferred tax:	$’000	$’000	$’000

Origination and reversal of temporary differences	—	—	—
Total deferred tax liability	—	—	—
Total tax credit	340	—	(11,731)

No deferred tax has been recognised on the losses brought forward and carried forward on the UK, Canada and US losses given the uncertainty on the generation of future profits.

ARGO BLOCKCHAIN PLC

Income tax expense

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2024	2023	2024
	$’000	$’000	$’000
Profit (loss) before taxation	(54,762)	(34,637)	(240,693)
Expected tax charge (recovery) based on a weighted average of 25% (2022 - 25)% (UK, US and Canada)	(13,690)	(8,669)	(60,172)

Effect of expenses not deductible in determining taxable profit	(1,839)	851	32,662
Temporary differences	9,936	5,841	8,470
Other tax adjustments	224	18	254
Capital gains tax	449	—	—
Origination and reversal of temporary differences	—	—	(1,023)
Unutilised tax losses carried forward	5,260	1,959	8,078
Taxation charge in the financial statements	340	—	(11,731)

The group has tax losses available to be carried forward and used against trading profits arising in future periods of approximately $124,000,000 (2023 - $136,000,000).

The weighted average applicable tax rate was 25% (2023: 25%).

Income tax assessments (Canada)

For the tax years 2021 and 2022, the Company has received notices of assessment totalling $CAD 12.0 million from Canadian tax regulators denying certain tax deductions and challenging certain input tax credits. The Group, supported by tax professionals at EY, has challenged these assessments and believes it will prevail. However, in order to challenge the assessments, the Group was required to provide security to the regulators and the security provided was a CAD$ 5.0 million lien over its Baie Comeau facility. No provision has been made for these Canadian liabilities as the Group believes that its assessments will be upheld and ultimately be in a refund position with the Canadian tax regulators. However, there can be no certainty that this will be the case and an adverse outcome to the assessments will have a significant impact to the Group’s financial position.

Other tax authorities may also disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, His Majesty’s Revenue & Customs (“HMRC”), the IRS or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

ARGO BLOCKCHAIN PLC

14.INVESTMENT IN SUBSIDIARIES AND LOSS ON SALE OF SUBSIDIARY

Company

Details of the Company’s subsidiaries at 31 December 2024 are as follows:

	Country of	Ownership	Voting Power	Nature of
Name of Undertaking	Incorporation	Interest (%)	Held (%)	Business
Argo Innovation Labs Inc.	Canada	100%	100%	***
9377-2556 Quebec Inc.	Canada	100%	100%	**
Argo Holdings US Inc.	USA	100%	100%	****
Argo Operating US LLC	USA	100%	100%	*

* The provision of cryptocurrency mining services

** The provision of cryptocurrency mining sites

*** Converted from the provision of cryptocurrency mining services to cost centre in 2023

**** Holding company

	2024	2023	2022
Investment in subsidiaries	$’000	$’000	$’000
At January 1	59,050	80,067	15,067
Impairment	(32,819)	(21,017)	—
Additions	—	—	65,000
Disposals	—	—	(15,067)
At 31 December	26,231	59,050	80,067

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

15.ASSETS AND LIABLITIES HELD FOR SALE

In December 2023, the group signed an offer to purchase 9366-5230 Quebec Inc. In March 2024, a purchase and sale agreement was signed for the sale of 9366-5230 Quebec Inc. (“Mirabel”) for proceeds of $6.1 million. As a result of the sale, the material assets and liabilities of Mirabel were reclassified to be held for sale as at December 31, 2023, as follows:

2023
Non-current Assets	$’000
Tangible Fixed Assets	2,725
Right of use assets	536
Assets held for sale	3,261

2023
Non-current liabilities	$’000
Mortgage Payable	1,532
Lease Liability	558
Liabilities held for sale	2,090

16.INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	2024	2023
Non-current Group	$’000	$’000
At 1 January	400	414
Foreign exchange movement	—	—
Additions	—	—
Fair value through profit or loss	—	—
Disposals	(100)	(14)
At 31 December	300	400

ARGO BLOCKCHAIN PLC

17.INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	2024	2023
	$’000	$’000
Opening balance	—	2,863
Share of loss	—	(716)
Foreign Exchange Movement	—	89
Write Off of investment	—	(2,236)
Closing balance	—	—

Nature of investment in associates:

		% of
	Address of the	ownership	Nature of	Measurement
Name of entity	registered office	interest	relationship	method

Emergent Entertainment PLC Previously Pluto Digital plc)	Hill Dickinson LLP, 8th Floor The Broadgate Tower, 20 Primrose Street, London, United Kingdom, EC2A 2EW	19.5%	Refer below	Equity

In December 2023, Emergent Entertainment Ltd (“EEL”) announced they have engaged an insolvency advisor to place it in liquidation. On January 10, 2024, EEL appointed liquidators to voluntarily wind up the company. The Group has written off the balance of the investment in 2023.

18.INTANGIBLE FIXED ASSETS NON-CURRENT

		Digital	2024
	Goodwill	assets	Total
Group	$’000	$’000	$’000
Cost
At 1 January 2024	112	5,329	5,441
Foreign Exchange Movements	—	(60)	(60)
Disposals	(77)	(130)	(207)
At 31 December 2024	35	5,139	5,174

Amortisation and impairment
At 1 January 2024	—	4,553	4,553
Foreign exchange movement	—	(28)	(28)
Impairment	—	473	473
At 31 December 2024	—	4,998	4,998
Balance At 31 December 2024	35	141	176

ARGO BLOCKCHAIN PLC

		Digital		2023
	Goodwill	assets	Website	Total
Group	$’000	$’000	$’000	$’000
Cost
At 1 January 2023	96	5,722	873	6,691

Foreign Exchange Movements	16	334	19	369
Disposals	—	(727)	—	(727)
At 31 December 2023	112	5,329	892	6,333

Amortisation and impairment
At 1 January 2023	—	3,809	779	4,588
Foreign exchange movement	—	90	1	91
Fair value movement	—	654	—	654
Amortisation charged during the period	—	—	112	112
At 31 December 2023	—	4,553	892	5,445
Balance At 31 December 2023	112	776	—	888

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

		Fair value
Crypto asset name	Coins / tokens	$’000
Polkadot – DOT	182	1
Ethereum – ETH	211	1
USDC (stable coin – fixed to USD)	31,710	32
Other tokens, NFTs and other digital assets	N/A	107
As at 31 December 2024	—	141

		Fair value
Crypto asset name	Coins / tokens	$’000
Polkadot – DOT	16,554	135
Ethereum – ETH	4	10
USDC (stable coin – fixed to USD)	31,713	55
Other tokens, NFTs and other digital assets	N/A	576
As at 31 December 2023	—	776

ARGO BLOCKCHAIN PLC

19.TANGIBLE FIXED ASSETS

	Mining	Data
	Machines	Centers	Equipment	Total
Group	$’000	$’000	$’000	$’000
Cost
At 1 January 2024	168,150	6,280	4,034	178,464

Foreign exchange movement	—	(336)	(604)	(940)
Additions	3	—	—	3
Disposal of subsidiary	—	(5,254)	—	(5,254)
Transfers between classes	1,591	—	(1,591)	—
Disposals	(1,337)	—	—	(1,337)
At 31 December 2024	168,407	690	1,839	170,936

Depreciation and impairment
At 1 January 2024	(116,992)	(1,537)	(206)	(118,736)
Foreign exchange movement	211	847	219	1,277
Depreciation charged	(14,171)	—	(738)	(14,909)
Impairment in asset	(31,498)	—	—	(31,498)
At 30 December 2024	(162,450)	(690)	(725)	(163,865)
Carrying amount
At 1 January 2024	51,158	4,743	3,828	59,729
At 31 December 2024	5,957	—	1,114	7,071

	Mining	Data
	Machinery	Centers	Equipment	Total
Group	$’000	$’000	$’000	$’000
Cost
At 1 January 2023	162,839	8,700	5,414	176,953

Foreign Exchange Movement	108	517	569	1,195
Additions	5,203	—	27	5,230
Transfer to Assets held for sale	—	(2,937)	(1,976)	(4,913)
At 31 December 2023	168,150	6,280	4,034	178,464

Depreciation and impairment
At 1 January 2023	(97,481)	(1,924)	(31)	(99,437)
Foreign exchange movement	—	(38)	(43)	(81)
Depreciation charged during the period	(18,656)	(359)	(1,000)	(20,015)
Impairment in asset	(855)	—	—	(855)
Transfer to Assets held for sale	—	784	868	1,652
At 31 December 2023	(116,992)	(1,537)	(206)	(118,736)
Carrying amount
At 1 January 2023	65,358	6,775	5,383	77,516
At 31 December 2023	51,158	4,743	3,828	59,728

Acquisition of DPN LLC

On 8 March 2022 the Group completed the acquisition of DPN LLC to acquire 160 acres (with option to purchase a further 157 acres) of land in West Texas for the construction of a 200MW mining facility for completion mid-2023.

ARGO BLOCKCHAIN PLC

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

Property, Plant and Equipment Impairments

The Group has a single line of business, crypto mining. During 2024, the Group considered that it only had one cash generating unit (CGU) due to all mining machines being centrally managed by the Argo Blockchain Plc and all machines operating under the same business conditions.

However, due to the uncertainty of the timing of rehosting the machines at 31 December 2024, and the performance of the machines thereon, the Group considers its mining machines to be categorized into three CGU’s being: machines operating at the Group’s owned site in Quebec, machines hosted or sold subsequent to year end, previously hosted at the Helios facility, and machines not yet re-conditioned which were also previously hosted at the Helios facility. The recoverable amount of each CGU has been calculated as follows:

Machines operating in Quebec – value in use.

Re-conditioned machines hosted or sold subsequent to year-end – all measured at fair value less cost of disposal, given the uncertainty over performance and expected returns from the new hosting facilities.

Machines not yet re-conditioned - all measured at fair value less cost of disposal.

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

ARGO BLOCKCHAIN PLC

In assessing the fair value of Mining machines previously hosted at the Helios facility and Computer Equipment, the Group used recent machine sales pricing and cost of refurbishment of machines from immersion cooled to air cooled. Due to the significant deterioration in mining economics since the Bitcoin halving in April 2024, as measured by the lower hashprice, both the fair value of mining equipment and future cash flows generated from mining equipment are significantly reduced. In addition, the impairment to fair value less cost to sell is also driven by a lack of historical information available for the performance of the refurbished machines in the aforementioned hosting facilities and uncertainty of the timing of these events as at the year end. As a result of the analysis that the Group reviewed at both 30 June 2024 and 31 December 2024, a total impairment charge of $31.5 million (2023-$0.9 million) was recorded. As the majority of the mining machines were valued at their recoverable amount a 5% change in the hashprice has a minimal impact on the impairment. Similarly, a 1% change in the discount rate has a minimal impact on the impairment for the machines operating in Quebec.

Mining assets with uncertain re-hosting dates and those to be sold (22,819 machines) had a value of $4.3 million as at 31 December 2024 and were valued based on their fair value in use less cost to sell. This value was based on a level 2 fair value hierarchy of actual sales realised, less cost of refurbishment.

Mining assets held at the Baie Comeau CGU (2,200 machines) had a value of $1.4 million and were valued based on their value in use. This was based on an 18 month cash flow forecast discounted at 22.6%, the Group’s estimated cost of capital.

Subsequent to year end, the Group signed hosting agreements with Merkle Standard LLC to host 9,315 miners at Merkle’s Memphis, Tennessee location and up to 4,000 machines at its Washington State location. Approximately 1,232 units were sent to the Group’s Baie Comeau facility. A further approximately 8,000 units were sold for cash proceeds of approximately $2.0 million. The Group will continue to monitor the carrying value of its mining machines, as the machines are installed and data is available for performance in revenue generation, which may or may not result in a reversal in the impairment.

Impairment of Chips

In assessing the fair value of machine components, the Group used readily available chip set prices and management’s estimate of other components in the chip sets to determine the value of chips on hand. As a result of this analysis, an impairment of $0.6 million was recorded (2023 - $0.1 million).

Sale of Mirabel Data Centre

See assets held for sale (Note 14) for details of this disposition.

20.TRADE AND OTHER RECEIVABLES

	Group	Group
	2024	2023
	$’000	$’000
Trade and other receivables	140	1,131
Prepaids	628	1,355
Other taxation and social security	2,311	1,349
Total trade and other receivables	3,079	3,835

Within other taxation and social security is a provision against GST/QST/VAT receivable of $2.7 million in relation to ongoing matters in connection with GST Notice 324 released by the Canadian Revenue Authority, and ongoing discussions with HMRC. The Group have included the provision for prudence and upon conclusion of the matter, the Group will adjust this provision accordingly.

21.INTANGIBLE ASSETS CURRENT

The Group mined crypto assets during the period, which are recorded at fair value on the day of acquisition. Movements in fair value between acquisition (date mined) and disposal (date sold), and the movement in fair value in crypto assets held at the year end, are recorded in profit or loss.

ARGO BLOCKCHAIN PLC

All of the Group’s holding in crypto currencies other than Bitcoin are now classified as intangible assets.

At the period end, the Group held Bitcoin representing a fair value of $6k. The breakdown of which can be seen below:

	2024	2023
Group	$’000	$’000
At 1 January	385	443
Foreign Exchange Movement	—	24
Crypto assets purchased and received	—
Crypto assets mined	47,017	50,558
Total additions	47,017	50,582
Disposals
Transferred to/from intangible assets	—
Crypto assets sold	(47,302)	(51,378)
Total disposals	(47,302)	(51,378)
Fair value movements
Gain/(loss) on crypto asset sales	(94)	738
Movements on crypto assets held at the year end	—	—
Total fair value movements	(94)	738
At 31 December	6	385

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

The following table summarizes share-based compensation expense for the years ended December 31, 2024 and 2023:

	2024	2023
Stock options	1,958	3,332
Restricted stock units	1,801	560
	3,759	3,892

	Number of	Weighted
	options and	average exercise
	warrants ‘000	price £
At 1 January 2024	11,028	0.83
Granted	57,800	0.11
Exercised	—	—
Lapsed	(5,279)	0.95
Outstanding at 31 December 2024	63,549	0.17

Exercisable at 31 December 2024	5,429	0.73

ARGO BLOCKCHAIN PLC

	Number of	Weighted
	options and	average exercise
	warrants ‘000	price £
At 1 January 2023	18,698	0.78
Granted	659	0.13
Exercised	—	—
Lapsed	(8,329)	0.67
Outstanding at 31 December 2023	11,028	0.83

Exercisable at 31 December 2023	7,904	0.89

The weighted average remaining contractual life of options and warrants as at 31 December 2024 is 53 months (20232 -62 months). If the exercisable shares had been exercised on 31 December 2024 this would have represented 0.8% (2023 – 1.5%) of the enlarged share capital.

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

	2024	2023
Grant date share price £	0.115	0.14
Exercise price £	0.1125	0.13
Volatility	113%	187%
Life	5 years	10 years
Risk free rate	3.90%	3.40%
Dividend yield	0%	0%

Restricted Stock Units

In 2023, the Committee approved the grant of RSUs to employees. The RSUs vest quarterly beginning the sixth month after the grant date over a three-year period. The weighted average remaining vesting period is the period to the last vesting date.

	2024
			Weighted Average
	Number of	Weighted Average	Remaining Vesting
	Awards	Grant Date Price £	Period (months)
Outstanding at beginning of period	6,999,817	0.12	—
Granted during the period	7,273,995	0.15	—
Vested during the period	(3,162,982)	0.12	—
Forfeited during the period	(2,021,671)	0.14	—
Outstanding at the end of period	9,089,159	0.13	22

	2023
			Weighted Average
	Number of	Weighted Average	Remaining Vesting
	Awards	Grant Date Price £	Period (months)
Outstanding at beginning of period	—	—	—
Granted during the period	12,041,192	0.13	—
Vested during the period	(3,617,136)	0.13	—
Forfeited during the period	(1,424,239)	0.13	—
Outstanding at the end of period	6,999,817	0.12	28

ARGO BLOCKCHAIN PLC

Performance Stock Units (American Depository Shares)

In 2023, the Committee approved the grant of PSUs for the American Depository Shares to the CEO of the Group. The PSUs vest annually over a three-year period. The annual vesting amount may vary from 25%-100%. The weighted average remaining vesting period assumes the last vesting date is the latest vesting date possible.

	2024
			Weighted Average
	Number of	Weighted Average	Remaining Vesting
	Awards	Grant Date Price £	Period (months)
Outstanding at beginning of the period	2,850,000	1.15
Vested during the period	(237,500)	—
Forfeited during the period	—	—
Outstanding at the end of period	2,612,500	1.15	35

2023
Weighted Average
	Number of	Weighted Average	Remaining Vesting
	Awards	Grant Date Price $	Period (months)
Outstanding at beginning of the period	—	—	—
Granted during the period	2,850,000	1.15	—
Vested during the period	—	—	—
Forfeited during the period	—	—	—
Outstanding at the end of the period	2,850,000	1.15	35

23.ORDINARY SHARES

	As at 31	As at 31
	December 2024	December 2023
	$’000	$’000
Ordinary share capital
Issued and fully paid
536,963,471 Ordinary Shares of $0.001 each	712	634
Issued in the period
177,911,882 Ordinary Shares of $0.001 each	226	78
714,875,853 Ordinary Shares of $0.001 each	938	712

Share premium
At beginning of the period	209,779	202,103
Issued in the period	22,748	7,676
Issue costs	—	—
At the end of period	232,257	209,779

ARGO BLOCKCHAIN PLC

24.RESERVES

The following describes the nature and purpose of each reserve:

Reserve	Description
Ordinary Shares	Represents the nominal value of equity shares

Share Premium	Amount subscribed for share capital in excess of nominal value

Share based payment reserve	Represents the fair value of options and warrants granted less amounts transferred on exercise

Currency translation reserve

Cumulative effects of translation of opening balances on non-monetary assets between subsidiaries functional currencies (Canadian dollars and Uk Sterling) and Group presentational currency (US Dollars).

RSU/PSU reserve	Represents the fair value of restricted/performance stock units expensed less amounts transferred on vesting

Other comprehensive income of equity accounted associates	The other comprehensive income of any associates is recognised in this reserve

Accumulated surplus	Cumulative net gains and losses and other transactions with equity holders not recognised elsewhere.

25.TRADE AND OTHER PAYABLES

	Group	Group
	2024	2023
	$’000	$’000
Trade payables	1,663	2,336
Accruals and other payables	3,619	7,153
Other taxation and social security	2,902	1,686
Total trade and other creditors	8,184	11,175

The directors consider that the carrying value of trade and other payables is equal to their fair value.

Contingent consideration

In June 2022, the Company issued 8,147,831 Ordinary Shares to settle $5.0 million in contingent consideration. The remaining contingent consideration of $5.0 million was not earned and as a result was reversed into profit or loss.

26.LOANS AND BORROWINGS

	As at 31 December	As at 31 December
	2024	2023
Non-current liabilities	$’000	$’000
Issued debt - bond (a)	39,304	38,170
Galaxy loan (b)	—	9,230
Mortgage – Quebec facility (c)	—	797
Total	39,304	48,197
Current liabilities
Galaxy loan (b)	—	13,444
Mortgage- Quebec facility (c)	837	600
Other Loans	20	276
Total	857	14,320

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

(b)Galaxy and related loans

On 23 December 2021 the Group entered into a loan agreement with Galaxy Digital LP for a loan of $30 million. The proceeds of the loan were used, in conjunction with funds raised previously, to continue the build-out of the Texas data center, Helios. The short-term loan was a Bitcoin collateralized loan with an interest rate of 8% per annum. This loan was repaid during 2022 as part of the Galaxy transaction.

In March 2022, the Group entered into loan agreements with NYDIG ABL LLC for loans in the amounts of $97 million for the purchase of mining machines and Helios infrastructure, respectively. The loan was repaid during the year as part of the Galaxy transaction.

In May 2022, the Group entered into a loan agreement with Liberty Commercial Finance for a loan of $1.2 million ($1.0m) to purchase equipment. The loan is repayable over a period of 36 months with an interest rate of 11.9%. In June 2022, the loan was assigned to North Mill Equipment Finance LLC (“New Mill”). The loan was repaid during the year as part of the Galaxy transaction.

In December 2022, the Group sold Galaxy Power LLC (see note 15) and entered into a loan agreement with Galaxy Digital LLC for $35 million. Proceeds were used to pay off the Galaxy Digital LP, New Mill and NYDIG loans and working capital. The Galaxy Digital LLC loan is payable monthly based on an amortization schedule over 32 months with an interest rate of the secured overnight financing rate by the Federal Reserve Bank of New York plus 11%. The loan is secured by the Group’s property, plant and equipment.

In August 2024, the Galaxy Digital LLC loan was paid in full.

(c)Mortgage – Quebec Facility

The mortgage is secured against the property at Baie-Comeau and is repayable over 36 months at an interest rate of Lender Prime + 0.5%. (5.95% as of 31 December 2024).

ARGO BLOCKCHAIN PLC

27.FINANCIAL INSTRUMENTS

	Group	Group
	2024	2023
	$’000	$’000
Carrying amount of financial assets
Measured at amortised cost
- Trade and other receivables	141	1,131
- Cash and cash equivalents	8,626	7,443
Measured at fair value through profit or loss	300	400
Total carrying amount of financial assets	9,067	8,974

Carrying amount of financial liabilities
Measured at amortised cost
- Trade and other payables	8,184	7,501
- Short term loans	20	280
- Long term loans	837	25,599
- Issued debt - bonds	39,304	38,170
carrying amount of financial liabilities	48,345	71,550

Fair Value Estimation

Fair value measurements are disclosed according to the following fair value measurement hierarchy:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)
●	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices), or indirectly (that is, derived from prices) (Level 2)
●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3). This is the case for unlisted equity securities.

The following table presents the Group’s assets that are measured at fair value at 31 December 2024 and 31 December 2024.

	Level 1	Level 2	Level 3	Total
Assets	$’000	$’000	$’000	$’000
Financial assets at fair value through profit or loss
- Equity holdings	—	—	300	300
- Digital assets	—	6	—	6
Total at 31 December 2024	—	6	300	306

	Level 1	Level 2	Level 3	Total
Assets	$’000	$’000	$’000	$’000
Financial assets at fair value through profit or loss
- Equity holdings	—	—	400	400
- Digital assets	—	385	—	385
Total at 31 December 2023	—	385	400	785

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

28.COMMITMENTS AND CONTINGENCIES

A subsidiary has received tax assessments from Canadian tax authorities for value added taxes and income taxes (See Note13). The Company is not subject to other litigation matters in the ordinary course of business.

29.RELATED PARTY TRANSACTIONS

The compensation paid to related parties in respect of services rendered in 2024 were:

●	$135,095 (2023-$170,554) in respect of fees of Matthew Shaw (Non-executive director);
●	$129,909 (2023-$129,752) in respect of fees for Maria Perrella (Non-executive director);
●	$145,562 (2023-$135,105) in respect of fees for Raghav Chopra (Non-executive director);
●	$92,939 (2023-$27,659) to Jim MacCallum (CFO) through JMM Consulting Inc.

30.CONTROLLING PARTY

There is no controlling party of the Group.

31.POST BALANCE SHEET EVENTS

Thomas Chippas resigned as Chief Executive Officer and Director of the Company effective 28 February 2025. On 24 March 2025, the board of directors appointed Justin Nolan as Chief Executive Officer and Director of the Group.

In January 2025, the Group received a Notification Letter from Nasdaq Stock Market LLC stating that the Company is not in compliance with minimum bid price for the Company’s American Depositary Shares. The Company has until July 15, 2025 to regain compliance with the minimum bid price requirement.

The Group signed hosting agreements with Merkle Standard LLC to host 9,315 miners at Merkle’s Memphis, Tennessee location and up to 4,000 machines at its Washington State location. Approximately 1,232 units will be sent to the Group’s Baie Comeau facility. A further approximately 8,000 units were sold for cash proceeds of approximately $2.0 million.