Form 20-F
period 2025-12-31
Argo Blockchain Plc
filed 2026-04-30
CIK 1841675

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-40816

ARGO BLOCKCHAIN PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Eastcastle House 27/28 Eastcastle Street London W1W 8DH England
(Address of principal executive offices)

Charlotte Proctor Worrall, Chief Financial Officer Eastcastle House 27/28 Eastcastle Street London W1W 8DH England Telephone: +44 20 788 400 3403
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Ordinary shares, nominal value of £0.001 per share*		The Nasdaq Stock Market LLC*
American Depository Shares, each representing 2,160 ordinary shares	ARBK	The Nasdaq Stock Market LLC

* The ordinary shares are not listed for trading and are represented by the American Depositary Shares listed on The Nasdaq Stock Market LLC.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

28,857,673,160 Ordinary Shares, par value £0.001 per share, were outstanding as of December 31, 2025

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

•

CBDC:   Central bank digital currency, a digital form of a sovereign currency issued and backed by a central bank. Unlike private stablecoins, CBDCs represent a direct liability of the issuing central bank.

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

•

Ethereum:   Ethereum is a peer-to-peer blockchain network that was originally described in a 2013 white paper by Vitalik Buterin, a programmer involved with Bitcoin. The Ethereum network allows people to exchange digital assets, called Ether (“ETH”), which can be used to pay for goods and services, including computational power on the Ethereum network. Ethereum also allows users to write and implement smart contracts that are used to create digital assets other than ETH on the Ethereum network, move digital assets in accordance with conditional instructions and create markets, among other things. Smart contract operations are executed on the Ethereum network in exchange for payment of ETH. Ethereum has recently been popularly used for DeFi applications. The Ethereum network transitioned from a proof-of-work to a proof-of-stake consensus mechanism in September 2022 and is no longer mined.

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

•	mining machines: ASIC-based machines designed specifically for cryptocurrency mining.
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

Our business is subject to a number of risks of which you should be aware before making an investment decision. Among these important risks are the following:

●	Due to our limited operating history, it may be difficult to evaluate our business and future prospects, and we may not be able to achieve or maintain profitability in any given period.
●	We may be unable to raise additional capital needed to grow our business.
●	A tax authority may disagree with the tax positions that we have taken, which could result in increased tax liabilities. A tax authority may also take the position that material income tax liabilities, interest and penalties are payable by us. Income tax assessments received in Canada are currently under appeal, and if unsuccessful we will incur significant liabilities.
●	Our ability to continue as a going concern depends on continued support from our controlling shareholder
●	We have an evolving business model, which is subject to various uncertainties.
●	Our total revenue and cash flow is substantially dependent on the market value of digital assets and the volume of digital assets received from our mining efforts. If such market value or volume declines, our business, operating results and financial condition would be adversely affected.

●	There are risks related to technological obsolescence, the potential disruption of our global supply chain by climate-related issues for cryptocurrency mining hardware, and difficulty in obtaining new mining machines that may have a negative effect on our business.
●	We cannot be certain as to how future regulatory developments will impact our business and any such additional regulatory requirements, or changes in how existing requirements are interpreted and applied, may cause us to cease all or certain of our operations or change our business model.
●	We operate in a highly competitive industry, and we compete against companies with greater resources and experience.
●	We rely on a third-party custodian for the long-term holding of our digital assets, and actual or perceived security threats could result in the loss of our assets.
●	Cyberattacks and security breaches of our own or our third-party service providers or partner’s cryptocurrency operations, or those impacting underlying digital asset networks, could adversely impact our business, operating results and financial condition.
●	The facilities in which our mining operations are conducted and our mining equipment may experience damages, including damages that are not covered by insurance.
●	We rely on third-party mining pool operators to pay us mining rewards, the failure of which would have a negative impact on our operations.
●	There is a possibility of digital asset networks transitioning from proof-of-work mining algorithms to proof-of-stake validation, which could make us less competitive and ultimately adversely affect our business.
●	As a result of state, provincial and local regulations over electric distribution utilities and retail electricity suppliers, including potential changes to electricity rate structures in Québec applicable to large data centres and cryptographic use, we may not be able to obtain electricity on terms and conditions that are economic and practicable.
●	Cryptocurrency regulation, both in the United States and internationally, could adversely affect the price of cryptocurrencies and the cryptocurrency mining industry.
●	Our success depends on our ability to retain key management personnel, and to attract and retain other highly qualified personnel in the future.
●	ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
●	Our articles of association provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that the U.S. District Court for the Southern District of New York will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

Risks Related to Our Limited Operating History

Due to our limited operating history, it may be difficult to evaluate our business and future prospects, and we may not be able to achieve or maintain profitability in any given period.

We began our operations in December 2017, and since our incorporation our business model has evolved significantly. While our revenues have fluctuated over time, there is no assurance that revenues will increase in future periods and you should not rely on the performance of any given period as an indication of our future results. We may not generate sufficient revenue to achieve positive cash flow from operations or profitability in any given period, and our limited operating history and the volatile nature of our business and the cryptocurrency industry make it difficult to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties, including, but not limited to those described in this section. If we do not manage these risks successfully, our business may be adversely impacted. If our growth rate were to decline significantly or become negative, it could adversely affect our operating results and financial condition. If we are not able to achieve or maintain positive cash flow from operations, our business may be adversely impacted and we may require additional financing, which may not be available on favorable terms or at all, or which could be dilutive to our ADS holders.

We may be unable to raise additional capital needed to grow our business.

We may need to raise additional capital to fund our operations and respond to competitive pressures or unanticipated working capital requirements. Our financial condition was materially and adversely affected by the declines in value experienced by digital assets in 2022, and we were required to divest a substantial portion of our fixed assets to meet our operating and debt service needs because other sources of financing were unavailable. More recently, we experienced additional liquidity and financing challenges that resulted in a UK restructuring transaction in 2025. In the future, we may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could impair our growth and adversely affect our existing operations. If we raise additional equity financing, our ADS holders may experience significant dilution of their ownership interests, and the per ADS value of our ordinary shares could decline. Furthermore, if we incur additional debt financing, the holders of debt likely would have priority over the holders of our ADSs on order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness or to take other actions including terms that require us to maintain specified liquidity or other ratios that could otherwise not be in the interests of our investors.

Our ability to continue as a going concern depends on continued support from our controlling shareholder.

Following the completion of the recent restructuring and the additional investment and ongoing financial support from Growler Mining Tuscaloosa, LLC (“Growler”), including access to a subscription facility providing potential additional funding, management believes the Company has sufficient liquidity to continue as a going concern for at least twelve months from the date of approval of these financial statements. While the Company has historically incurred operating losses and remains exposed to volatility in cryptocurrency markets and energy costs, the restructuring and support from its controlling shareholder have materially improved its financial position and reduced going concern uncertainty.

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

As a UK incorporated and tax resident entity, we are subject to UK corporate taxation on tax-adjusted trading profits. As of December 31, 2024, we had cumulative carryforward tax losses of $17.7 million. Given we do not, and are not currently expected to, generate significant taxable profit in the UK, it is unlikely that these carryforward tax losses will be utilized against future profits to reduce future tax payments or otherwise benefit from favorable UK tax legislation.

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

The price of cryptocurrencies and digital assets and associated demand for buying, selling, and trading cryptocurrencies and digital assets have historically been subject to significant volatility. The price and trading volume of Bitcoin and other digital assets have historically been highly volatile, are subject to significant uncertainty and may fluctuate substantially over short periods of time depending on a number of factors, including:

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

For the year ended December 31, 2025 and December 31, 2024, we derived the majority of our net revenue from transaction fees and cryptocurrency rewards generated in connection with mining Bitcoin. As such, in addition to the factors impacting the broader blockchain ecosystem and the prices of digital assets described in this section, our business may be adversely affected if the market for Bitcoin deteriorates or if its price declines, including as a result of the following factors:

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

Our business strategy is substantially dependent on the market price of Bitcoin. As of January 1, 2025, Bitcoin was the largest digital asset by market capitalization and had the largest user base and the greatest amount of aggregate mining power among proof-of-work cryptocurrencies. Despite this first-mover advantage, thousands of alternative digital assets (“altcoins”) exist, many of which seek to compete with Bitcoin for user adoption, developer activity, investment capital, and market attention. While Bitcoin has historically maintained a dominant position in the digital asset ecosystem, competition from alternative digital assets, technological developments, changes in investor preferences, or shifts in regulatory treatment could reduce demand for Bitcoin, adversely affect its market price, and materially impact our results of operations and financial condition.

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

Severe weather, natural disasters and other calamities, such as pandemics (including global health emergencies) times, civil unrest, strikes, transportation interruptions, unpermitted discharges or releases of toxic or hazardous substances, other environmental risks, sabotage or terrorist attacks, could severely disrupt our operations, or our third-party manufacturers’ and suppliers’ operations, and have a material adverse effect on our business, financial condition and results of operations.

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

There has been a growing number of attempts to list on national securities exchanges the shares of funds that hold Bitcoin and other cryptocurrencies or that have exposure to Bitcoin and other cryptocurrencies through derivatives, such as Bitcoin-based exchange traded funds (“ETFs”). These investment vehicles are intended to provide institutional and retail investors with exposure to cryptocurrency markets and related products. On January 10, 2024, the SEC approved the listing and trading of ETFs that track the spot price of Bitcoin. Since their approval, spot Bitcoin ETFs have attracted substantial net inflows and contributed to increased institutional participation in the Bitcoin market. During 2024 and 2025, the market price of Bitcoin increased significantly, and the aggregate market capitalization of Bitcoin exceeded $1 trillion at various times, based on Bitcoin prices quoted on CoinGecko.com. While the price of Bitcoin remains volatile, we believe the approval of spot Bitcoin ETFs reflects increasing institutional acceptance and broader adoption of Bitcoin.

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

Disruptions in digital asset trading counterparties or market liquidity could adversely affect our business.

We may from time to time transact in digital assets through over-the-counter (“OTC”) trading desks or other market participants in order to convert digital assets to fiat currencies. Disruptions at, or withdrawal from the market by, such counterparties could adversely affect our ability to purchase or sell digital assets on favorable terms. In addition, reduced liquidity in digital asset markets, whether due to disruptions at OTC trading desks, exchanges or other market participants, could negatively impact our ability to value or liquidate our Bitcoin. If sufficient liquidity is not available, we may be required to transact at unfavorable prices or incur higher fees and associated costs, which could adversely affect our business, financial condition and results of operations.

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

We face competition in acquiring mining machines from major manufacturers, and at a given time, mining machines may only be available for pre-order months in advance. For example, the lead time for new mining hardware from our manufacturers varies from three to twelve months depending on a number of factors, including: the manufacturer, type of hardware and technology, and market conditions. When mining conditions are favorable, the lead time usually increases from all suppliers and manufacturers in the industry and tends to be between six to 12 months. If we are unable to acquire new mining machines, or if our cost for new mining machines is excessively high, we may not be able to keep up with our competitors, which may materially and adversely affect our business and results of operations. In some periods, the industry has experienced, and we expect may experience again in the future, a scarcity of advanced mining machines, as few manufacturers are capable of producing a sufficient number of mining machines of adequate quality to meet demand. We have acquired, and may continue to acquire in the future, mining machines through third-party hosting providers that have relationships with equipment suppliers. Such orders are typically in “bulk” and therefore there is no guarantee that we will receive our full allocation of mining machines if the supplier does not deliver the full order. Furthermore, as we transition to operating our own facilities, we will be required to establish and maintain relationships with mining machine manufacturers directly, and we may face competition from larger or other preferred customer relationships. As a result of intense competition for the latest generation mining machines, or if we unexpectedly need to replace our mining machines due to a faulty shipment or other failure, we may not be able to secure replacement machines at reasonable costs on a timely basis.

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

Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a proof-of-work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For Bitcoin, the reward was initially set at 50 Bitcoin currency rewards per block and was cut in half to 25 on November 28, 2012, at block 210,000, again to 12.5 on July 9, 2016, at block 420,000, and again to 6.25 on May 11, 2020, at block 630,000. The most recent halving for Bitcoin occurred on April 19, 2024, at block 840,000, when the reward was reduced to 3.125. This process will recur until the total amount of Bitcoin currency rewards issued reaches 21 million, which is expected around 2140. As of December 31, 2025, the total number of Bitcoin currency rewards issued was approximately 19.8 million.While Bitcoin has had a history of price fluctuations around the halving of its block reward, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of Bitcoin does not follow halving events, the revenue we earn from our mining operations would decrease, which could have a material adverse effect on our business, financial condition and results of operations. These halving events occur periodically and reduce the block reward earned by miners, and there can be no assurance that market prices will adjust to offset such reductions.

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

As a result of state, provincial and local regulations over electric distribution utilities and retail electricity suppliers, we may not be able to obtain electricity on terms and conditions that are economic and practicable.

To the extent that our consumption of electricity is viewed as a retail sale of electricity, then state, provincial and local authorities will have jurisdiction over such retail sale and the distribution of electricity to our retail use. Such regulation and costs as required by these authorities may not be economic or practicable for our mining operations. State, provincial and local authorities may also pursue and implement legislation and regulation that seeks to limit the amount of carbon dioxide produced from electric generation, which could affect our ability to source electricity from fossil fuel-fired electric generation in a potentially material adverse manner. There may also be other utility services required for the productive and efficient operation of the facilities in which our mining operations are conducted, such as water. Obtaining the regulatory approvals and terms of service for any needed supply of water may not be forthcoming on terms that are economic and practicable to our mining operations. The bankruptcy or insolvency of any electric distribution utility or retail electric supplier from whom we expect to obtain supply for our mining operations could also result in a curtailment or loss of supply, which would have a material adverse effect on our ability to continue mining operations.

Our operations in Québec are dependent on electricity supplied by Hydro-Québec. In 2026, Hydro-Québec proposed to the Régie de l’énergie changes to electricity rate structures applicable to large data centers and facilities engaged in cryptographic use, including blockchain mining operations. The proposal contemplates the potential implementation of new or adjusted rates for customers consuming significant electrical capacity, including rates that may be materially higher than historical pricing available to certain digital asset mining operations. While the proposal remains subject to regulatory review and approval, and transitional arrangements may apply to certain existing customers, there can be no assurance that electricity rates applicable to our Québec operations will not increase materially in future periods.

Any material increases in electricity costs, inability to secure sufficient capacity, or adverse regulatory determination could significantly increase our operating expenses, reduce operating margins, impair the economic viability of current or future mining deployments in Québec, and adversely affect our financial condition and results of operations. In such circumstances, we may be required to curtail or cease some or all of our Québec mining operations and redeploy, sell or otherwise dispose of related mining equipment, which could result in asset impairment charges, reduced revenues and additional costs, and could materially adversely affect our business, financial condition and results of operations.

We may have difficulty securing and maintaining suitable mining facilities.

We currently operate our cryptocurrency mining machines from one owned facility in Canada and two leased facilities in the United States. Certain of our prior hosting arrangements have expired, and we have transitioned, or are in the process of transitioning, a portion of our mining fleet to new locations.

Our ability to secure and maintain suitable hosting arrangements is subject to market conditions, availability of power and cost volatility. We may not be able to enter into new hosting agreements, or renew or replace existing arrangements, on acceptable terms, or at all. If we are unable to secure suitable hosting arrangements, we may be required to further relocate our mining operations, sell or redeploy mining equipment, as we have done following the expiration of certain prior hosting arrangements, or temporarily suspend operations at certain sites.

Relocating any mining operation requires the incurrence of costs to transition to a new facility, including, but not limited to, transportation expenses, insurance, downtime during which we are unable to mine, legal and administrative costs to negotiate new arrangements, de-installation at existing facilities and installation at new facilities. These costs may be substantial, and we cannot guarantee that we will be successful in transitioning our mining machines to new locations in a timely or cost-effective manner.

In addition, we may have difficulty locating sites that satisfy our operational and economic requirements, including access to sufficient electrical capacity at acceptable rates. If we are unable to secure suitable mining facilities on commercially reasonable terms, this could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

Our cryptoasset mining activities are not currently regulated activities for purposes of the UK Financial Services and Markets Act 2000, and we are not currently required to register with the UK Financial Conduct Authority under the Money Laundering Regulations 2017 because we do not operate as a cryptoasset exchange provider or custodian wallet provider. We do not offer crypto asset derivatives nor do we engage with or advertise to retail consumers. Our business is to mine crypto assets as principal, and we bear the risks and rewards of such endeavors. We have no current plans to engage in the offering of crypto asset derivatives or engage with retail consumers.

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

Due to our business activities, if laws or regulations (or their interpretation) change, we may become subject to ongoing examinations, oversight and reviews by U.S. federal and state regulators and, to the extent our activities become subject to their jurisdiction, foreign financial services regulators (including the UK Financial Conduct Authority), which would have broad discretion to audit and examine our business Adverse changes to, or our failure to comply with, any laws and regulations have had, and may continue to have, an adverse effect on our reputation and brand and our business, operating results and financial condition.

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

We operate in a relatively new industry that is not widely understood and requires highly skilled and technical personnel. We believe that our future success is highly dependent on the talents and contributions of a small number of key management personnel. We have experienced changes in the positions of Chief Executive Officer, Chief Financial Officer, and certain executive and non-executive directors in connection with a broader transition of our business. Our future success depends on our ability to attract, develop, motivate, and retain highly qualified and skilled employees and on the performance of our new senior executive team in working together to operate our business. Furthermore, if we fail to execute an effective contingency or succession plan with the loss of any member of management, the loss of such management personnel may significantly disrupt our business. Due to the nascent nature of the blockchain ecosystem, the pool of qualified talent is extremely limited, particularly with respect to executive talent, engineering, risk management, and financial regulatory expertise. We face intense competition for qualified individuals from numerous software and other technology companies. To attract and retain key personnel, we incur significant costs, including salaries and benefits and equity incentives. These costs may be further exacerbated by inflation. Even so, these measures may not be enough to attract and retain the personnel we require to operate our business effectively. The loss of even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of our business could adversely impact our operating results and impair our ability to grow.

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

Risks Related to Our ADSs and Ordinary Shares

The Company has failed to satisfy certain continued listing requirements of Nasdaq in the past and could fail to satisfy those requirements again in the future, which could negatively affect the market price of its ADSs, its liquidity and its ability to raise capital.

The Company previously did not satisfy certain continued listing requirements of the Nasdaq Global Select Market, including the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1). On July 18, 2025, the Company received a notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC indicating that the Company had not regained compliance with the minimum bid price requirement by the applicable deadline of July 15, 2025 and that Nasdaq had determined to delist the Company’s ADSs if compliance was not demonstrated.

The Company requested a hearing before a Nasdaq Hearings Panel, which stayed any suspension or delisting action pending the conclusion of the hearing process. A hearing was held on August 26, 2025, and on September 18, 2025, the Company was notified that the Panel had granted the request for continued listing, subject to the condition that the Company demonstrate compliance with all applicable listing rules on or before January 14, 2026.

On January 5, 2026, the Company was formally notified by Nasdaq that it had regained compliance with the minimum bid price requirement and satisfied all other applicable continued listing criteria, and that the previously disclosed listing matter was considered closed. Effective February 12, 2026, the Company transferred the listing of its ADSs to the Nasdaq Capital Market.

Notwithstanding the foregoing, there can be no assurance that the Company will be able to maintain compliance with Nasdaq’s continued listing standards in the future. If the Company were to fail to maintain compliance with one or more of Nasdaq’s continued listing requirements and were unable to regain compliance within applicable cure periods, its ADSs could become subject to delisting from Nasdaq. Delisting of the Company’s ADSs could materially and adversely affect the liquidity and market price of the ADSs, reduce the number of investors willing or able to hold or acquire the ADSs, negatively impact the Company’s ability to raise capital in the future, and limit the Company’s ability to use certain registration statements under U.S. securities laws to offer and sell securities in the public markets.

Our controlling shareholder owns a substantial majority of our ordinary shares and has significant control over matters requiring shareholder approval, which may limit the ability of other shareholders to influence corporate matters and could adversely affect the market price of our ADSs.

Growler currently owns approximately 88.59% of our outstanding ordinary shares. As a result, Growler has the ability to exercise substantial control over matters requiring shareholder approval, including the election and removal of directors, approval of significant corporate transactions, amendments to our articles of association, issuances of equity securities, and other matters affecting our corporate governance and strategic direction.

This concentration of ownership may have the effect of delaying, deferring or preventing a change of control or other business combination that other shareholders may view as beneficial, and may limit the ability of holders of our ADSs and ordinary shares to influence the outcome of shareholder votes. In addition, Growler’s interests may not always align with the interests of other shareholders, including with respect to decisions regarding capital raising transactions, related-party arrangements, dividend policy, or the timing and terms of strategic transactions.

The market price of our ADSs may be adversely affected as a result of Growler’s controlling ownership position, including due to reduced trading liquidity, perceived limitations on corporate governance influence by minority shareholders, or concerns regarding potential conflicts of interest. There can be no assurance that Growler will continue to support our business or provide financing or other assistance in the future, and Growler is under no obligation to do so.

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

The market price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations similar to ours as well as the fluctuation in the market price of Bitcoin and other cryptocurrencies. In addition, technology stocks have historically experienced high levels of volatility. The market price for our ADSs may be influenced by many factors, including:

●	actual or anticipated fluctuations in our financial and operating results;
●	the trading price of cryptocurrencies, in particular Bitcoin;
●	changes in the market valuations of our competitors;
●	rumors, publicity, and market speculation involving us, our management, our competitors, or our industry;
●	announcements of new investments, acquisitions, strategic partnerships, joint ventures, capital commitments, integrations or capabilities, technologies, or innovations by us or our competitors;
●	changes in financial estimates or recommendations by securities analysts;
●	changes in laws or regulations applicable to us or our industry;
●	the perception of our industry by the public, legislatures, regulators and the investment community;
●	additions or departures of key personnel;
●	potential litigation or regulatory investigations;
●	general economic, industry, political and market conditions and overall market volatility in the United States or the United Kingdom, including resulting from global health emergencies, war, incidents of terrorism, or responses to these events;
●	sales of our ADSs or ordinary shares by us, our directors and officers, holders of our ADSs or our shareholders in the future or the anticipation that such sales may occur in the future; and
●	the trading volume of our ADSs on the Nasdaq.

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

As a foreign private issuer, we are exempt from a number of requirements under U.S. securities law and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized in the United States. In particular, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as public companies organized in the United States. Accordingly, there may be less publicly available information concerning our company than there is for public companies organized in the United States.

As a foreign private issuer, we file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

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

As of the date of this annual report, a single shareholder, Growler Mining Tuscaloosa, LLC (“Growler”), beneficially owns approximately 88.59% of our outstanding ordinary shares. Depending on the residency of Growler and its beneficial owners for purposes of the Exchange Act, this concentration of ownership could cause a majority of our outstanding ordinary shares to be considered held by U.S. residents at the next applicable foreign private issuer determination date. If this occurs, and if we do not otherwise satisfy the alternative foreign private issuer tests relating to the location of our executive officers and directors, assets, and principal place of administration, we would no longer qualify as a foreign private issuer as of the applicable determination date, which is expected to be June 30, 2026.

Whether we will lose our foreign private issuer status will depend on the facts and circumstances existing as of the applicable determination date, including the residency of Growler and its beneficial owners and our satisfaction of the alternative foreign private issuer tests.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to public companies organized in the United States. If we were to lose our status as a foreign private issuer, we would be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In such event, we would generally be required to begin complying with those requirements beginning with the fiscal year following the applicable foreign private issuer determination date.

If we lose our status as a foreign private issuer, we would be required to comply with additional disclosure, reporting and corporate governance requirements under U.S. securities laws and Nasdaq listing rules, including requirements that are more detailed and extensive than those currently applicable to us as a foreign private issuer. We would also be subject to additional requirements with respect to executive compensation disclosure, proxy solicitation rules, and insider reporting and short-swing profit recovery provisions under Section 16 of the Exchange Act.

A loss of foreign private issuer status would significantly increase our legal, accounting and compliance costs and would require us to devote additional management time and resources to compliance-related activities. We may be required to make changes to our internal controls over financial reporting and disclosure controls and procedures, and we may be required to prepare our financial statements in accordance with U.S. generally accepted accounting principles. These requirements could increase our operating expenses, divert management’s attention from the operation of our business and make it more difficult and expensive to obtain director and officer liability insurance or to attract and retain qualified directors and executive officers.

If we lose our foreign private issuer status and are unable to comply in a timely manner with the reporting and disclosure requirements applicable to U.S. domestic issuers, we would not be in compliance with applicable SEC rules or Nasdaq listing requirements, which could cause investors to lose confidence in our public disclosures and could have a material adverse effect on the trading price and liquidity of our ADSs.

We have not yet determined whether our existing internal controls over financial reporting systems are compliant with Section 404 of the Sarbanes-Oxley Act, and we cannot provide any assurance that there are no material weaknesses or significant deficiencies in our existing internal controls.

As an English public company historically traded on the London Stock Exchange (“LSE”), we were not required to evaluate our internal control over financial reporting in a manner that meets the standards applicable to publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act.

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

The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the United Kingdom. Any such judgment may, subject to certain conditions, be enforceable in England as a matter of English common law, but such enforcement is subject to judicial discretion and uncertainty. In addition, uncertainty exists as to whether UK courts would entertain original actions brought in the United Kingdom against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of the United Kingdom as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary; provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement.

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

As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure, particularly where such approvals are subject to the discretion of a controlling shareholder.

English law provides that a board of directors may only allot shares (or rights to subscribe for or convert any security into shares) with the prior authorization of shareholders, such authorization stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution.

English law also generally provides shareholders with pre-emptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply pre-emptive rights. Such a disapplication of pre-emptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution but not longer than the duration of the authority to allot shares to which the disapplication relates. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years).

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

As a result, our ability to issue equity securities, disapply pre-emptive rights or repurchase shares may, in practice, depend on the consent of a single shareholder, which may not align with the interests of other shareholders or with our preferred capital-raising strategy.

Our articles of association provide that the courts of England and Wales will be the exclusive forum for the resolution of certain shareholder complaints, and the U.S. District Court for the Southern District of New York will be the exclusive forum for certain claims under the U.S. federal securities laws, which could limit shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our articles of association provide that, unless we consent in writing to the selection of an alternative forum, the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints (including any derivative action or proceeding brought on behalf of us, any action or proceeding asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees, any action or proceeding asserting a claim arising out of any provision of the Companies Act or our articles of association or otherwise related to the affairs of our company), other than claims arising under the U.S. federal securities laws.

Our articles of association further provide that the U.S. District Court for the Southern District of New York will be the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under the Securities Act. The exclusive forum provision does not apply to claims arising under the Exchange Act, for which federal courts have exclusive jurisdiction. In addition, our articles of association provide that any person or entity purchasing or otherwise acquiring any interest in our shares is deemed to have notice of and consented to these provisions.

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

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we continue to qualify as an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include, among other things, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation and exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and shareholder approval of certain compensation arrangements.

We expect to cease to qualify as an emerging growth company following the end of the fiscal year ending December 31, 2026. At such time, we will be required to comply with additional disclosure and reporting requirements applicable to non-emerging growth companies.

We cannot predict whether investors will find our ADSs less attractive as a result of our reliance on these exemptions or our transition out of emerging growth company status. If some investors find our ADSs less attractive, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile.

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

Argo Blockchain plc is the parent holding company of the Group. The Group consists of Argo Blockchain plc and the following subsidiaries of Argo Blockchain plc:

●	Argo Innovation Labs Inc. (previously Argo Blockchain Canada Holdings Inc.), a wholly owned direct subsidiary incorporated and registered in British Columbia, Canada. Argo Blockchain Canada Holdings Inc. was acquired upon its incorporation on January 12, 2018. On January 8, 2019, it changed its name to Argo Innovation Labs Inc.;
●	Argo Holdings US Inc., a wholly owned direct subsidiary, incorporated in Delaware on November 22, 2022;

●	Argo Operating US LLC, a wholly owned indirect subsidiary, incorporated in Delaware on November 22, 2022;
●	Growler USCo, Inc., a wholly owned indirect subsidiary, incorporated in Delaware on December 4, 2025, and
●	9377-2556 Quebec Inc., a wholly owned indirect subsidiary, incorporated and registered in Quebec, Canada.

Our registered office is located at Eastcastle House, 27/28 Eastcastle Street, London, England, W1W 8DH. Our principal executive offices are located at Eastcastle House, 27/28 Eastcastle Street, London, England, W1W 8DH. Our website address is https://argoblockchain.com. The inclusion of our website address in this Annual Report is an inactive textual reference. Information contained on, or that can be accessed through, our website is not incorporated by reference into this report, and you should not consider information on our website to be part of this report. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

On December 11, 2025, a restructuring plan under Part 26A of the Companies Act 2006 (the “Restructuring Plan”) with respect to the Company became effective after being sanctioned by the High Court of Justice, Business and Property Courts of England and Wales. On December 15, 2025, the Restructuring Plan was implemented, and the transactions contemplated by the Restructuring Plan were consummated (collectively, the “UK Restructuring”).

Our ordinary shares were admitted to trading on the London Stock Exchange Main Market under the ticker symbol “ARB” on August 3, 2018. Argo’s ordinary shares were delisted from the London Stock Exchange as part of its Restructuring Plan, with trading on the Main Market ending on December 11, 2025, and the delisting becoming effective on December 12, 2025

Our ordinary shares traded on the OTCQB® Venture Market under the ticker symbol “ARBKF” from January 13, 2021, until February 23, 2021, and traded on the OTCQX® Best Market from February 24, 2021, to December 31, 2022.

Our American Depositary Shares (“ADSs”) have traded on Nasdaq under the ticker symbol “ARBK” since September 24, 2021.

Our 8.75% Senior Notes due 2026 were previously listed on Nasdaq under the ticker symbol ‘ARBKL’; however, these notes were cancelled pursuant to the UK Restructuring and are no longer outstanding or traded.

Capital Expenditures and Divestitures

Historically, our capital expenditures consisted primarily of purchases of mining machines and investments in mining facilities that we owned and operated. In 2022, capital expenditures reflected this ownership model, including investments in the Helios facility, which was subsequently divested in December 2022. Following that divestiture, the Company significantly reduced its capital intensity. We did not incur any material capital expenditures in 2024 or 2025.

More Information

The SEC maintains an internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company’s SEC filings can be found there and on the Company’s website at https://argoblockchain.com/investors/financial-information/financials.

B.Business Overview

We are a company focused on mining Bitcoin and other crypto assets. We mine using purpose-built computers (or “mining machines”) to solve complex cryptographic algorithms (or “verify” or “solve” blocks) on the blockchain in exchange for rewards and fees denominated in the native asset of that blockchain network.

Our mining strategy is to cost-effectively acquire and deploy advanced mining technology solutions in North American facilities that utilize predominantly inexpensive electricity. As of December 31, 2025, we had a fleet of approximately 22,600 machines mining Bitcoin that can generate up to 2.4 exahash per second of computing power.

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

In 2025, the Group signed hosting agreements with Merkle Standard LLC to host 9,315 miners at Merkle’s Memphis, Tennessee location and up to 4,000 machines at its Washington state location. These hosting agreements ended in March and April of 2026, respectively. Approximately 1,232 units will be sent to the Group’s Baie Comeau facility. A further 8,000 units were sold for cash proceeds of approximately $2.0 million.

Throughout the year, the Company focused on three key pillars: financial discipline, operational excellence, and strategic partnerships for growth.

Financial discipline

The Company has made significant progress in reducing its cost base and strengthening its financial position over the past three years. In 2023, non-mining operating expenses were reduced by 58% compared to 2022, with further reductions of 34% achieved in 2024 as the Company continued to streamline operations and focus on cost discipline. In parallel, the Company reduced its debt by $13 million in 2023 and fully repaid its Galaxy debt in 2024 through a combination of operating cash flows, equity raises and the sale of non-core assets, while maintaining its operational capacity.

In 2025, the Company completed a comprehensive restructuring which materially repositioned its balance sheet. As part of this process, the Company’s unsecured bonds were equitized, significantly reducing debt and strengthening the Company’s capital structure. This, together with continued cost management, has improved the Company’s overall financial flexibility and liquidity position.

Operational capabilities

After selling the Mirabel facility in March 2024, Argo continues to own and operate its data center in Baie Comeau, Quebec. The Baie Comeau site is over 40,000 square feet and has 15 MW of 99% renewable power capacity sourced from the nearby Baie Comeau hydroelectric dam.Additionally, the Company has the ability to expand its capacity at Baie Comeau from 15 MW to 23 MW if the local municipality awards a contract for the expansion.

Growth and strategic partnerships

The Company continues to explore opportunities where mining can be paired with stranded or wasted energy. There is tremendous potential for energy generators to utilize mining as a balancing and optimization tool, particularly in the energy transition where limitations currently exist in the ability to store renewable energy.

Since inception, we have mined more than 10,659 Bitcoin for our own account through December 31, 2025. In 2025, 2024, and 2023, our treasury management strategy was to sell our mined Bitcoin on a weekly basis in order to fund our operating expenses and for working capital needs.

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

Utilizing third-party hosting facilities has historically allowed us to focus capital investments on mining operations without incurring the full cost of facility ownership, maintenance and operation. By contrast, owning and operating our mining machines at our facilities offers certain advantages, including access to reliable, low-cost, renewable power and potential opportunities for expansion.

As our operating model continues to evolve, including following the expiration of certain prior hosting arrangements and the redeployment or disposition of portions of our mining fleet, we may utilize a combination of owned facilities, leased sites and third-party hosting arrangements. We believe this flexible approach may enhance our ability to adapt our operations and manage costs compared to relying solely on outsourced infrastructure.

We anticipate that we will continue to evaluate opportunities to optimize and integrate our operations, including with respect to both the software utilized by our fleet and the associated hardware.

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

Mining Equipment and Suppliers

Our mining fleet primarily consists of Bitmain Antminer S19, S19 Pro, S19J Pro, MicroBT M60S, Antiminer Z11 and ePIC BlockMiners, all of which utilize advanced application –specific-integrated-circuits (“ASICs”) designed specifically for cryptocurrency mining. These ASICs machines deliver significantly greater efficiency and hashing power compared to general-purpose computing hardware. As of December 31, 2025, our active fleet consisted of 21,230 ASICs-based miners.

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

Mining Pools

We currently contribute 100% of our hash power to mining pools. We currently mine Bitcoin through third-party mining pools, including Luxor Pool. Our decision to contribute hash power to a particular mining pool is based primarily on the net payout per petahash contributed. Fees (and payouts) fluctuate and are typically less than 2% per reward earned, on average. Mining pools are subject to various risks, including but not limited to disruption, down time, and financial solvency. If a pool experiences down time or is not yielding returns, our results may be impacted. However, this is something that we monitor closely, and we are able to switch mining pools relatively quickly and easily.

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

As of December 31 of the years ended 2025, 2024 and 2023, we had 13, 22, and 32 employees, respectively, not inclusive of non-executive directors.

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

Cryptocurrencies remain a key focus for European regulators, and future measures could be introduced that have an impact on firms engaging in cryptocurrency-related businesses. In 2023, the European Union adopted the Markets in Crypto-Assets Regulation (“MiCA”), which establishes a comprehensive regulatory framework for crypto-asset issuers and certain crypto-asset service providers in the EU. While MiCA does not currently impose authorization requirements on cryptocurrency mining activities conducted as principal, its implementation may influence the broader regulatory treatment of crypto-assets and related activities in the EU and the United Kingdom. Future amendments, delegated acts, or interpretive guidance could expand the scope of MiCA or introduce additional compliance obligations that may affect our business.

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

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims that arise in the ordinary course of business. We were previously subject to a class action lawsuit, which was dismissed with prejudice and without leave to amend. The Company is currently subject to a claim brought by a former employee in connection with his termination. While the Company does not expect this matter to have a material adverse effect on its financial condition or results of operations, there can be no assurance as to the outcome. Based on our knowledge, we are not currently subject to any other material legal proceedings or claims.

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

C.Organizational Structure

Argo Blockchain plc is the parent holding company of the Group. The Group consists of Argo Blockchain plc and the following subsidiaries of Argo Blockchain plc:

●	Argo Innovation Labs Inc. (previously Argo Blockchain Canada Holdings Inc.), a wholly owned direct subsidiary incorporated and registered in British Columbia, Canada. Argo Blockchain Canada Holdings Inc. was acquired upon its incorporation on January 12, 2018. On January 8, 2019, it changed its name to Argo Innovation Labs Inc.;
●	Argo Holdings US Inc., a wholly owned direct subsidiary, incorporated in Delaware on November 22, 2022;
●	Argo Operating US LLC, a wholly owned indirect subsidiary, incorporated in Delaware on November 22, 2022;
●	Growler USCo, Inc., a wholly owned indirect subsidiary, incorporated in Delaware on December 4 2025; and
●	9377-2556 Quebec Inc., a wholly owned indirect subsidiary incorporated in Quebec, Canada.

D.Property, Plant and Equipment

During 2025, we operated our cryptocurrency mining machines from one Argo-owned facility in Canada and two hosted facilities in the United States throughout the year and at two leased Growler facilities starting in December 2025. Currently, we operate our cryptocurrency mining machines from one Argo-owned facility in Canada and two leased Growler facilities in the United States. The details of the facilities are set out below:

	OWNED OR		FACILITY	POWER
CAPACITY LOCATION	HOSTED		SIZE (FT) (1)	(MW)(2)
Quebec, Canada	Owned		40,000	15
Tennessee, United States	Hosted	(3)	20,000	45
Washington, United States	Hosted	(4)	625,000	100
Alabama, United States	Leased	(5)	25,130	7.5
Alabama, United States	Leased	(5)	12,245	6

Notes

(1)	Square footage refers to the total facility size, not the area devoted to cryptocurrency mining operations.
(2)	For owned facilities, this reflects the maximum power capacity accessible on site. For hosted facilities, this reflects the maximum anticipated power usage of our mining machines hosted at that facility. The exact power usage depends on a variety of factors.
(3)	The hosting arrangement in Tennessee began in March 2025 and ended March 2026.
(4)	The hosting arrangement in Washington began in April 2025 and ended April 2026.
(5)	The lease agreements in Alabama initiated in December 2025.

Item 4A.    Unresolved Staff Comments

None.

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

Overview

We are a company focused on mining Bitcoin and other crypto assets. We mine using purpose-built computers (or “mining machines”) to solve complex cryptographic algorithms (or “verify” or “solve” blocks) in the blockchain in exchange for rewards and fees denominated in the native token of that blockchain network.

We were founded in late 2017 and initially focused on providing our mining capacity as a service to our customers. In this initial model, customers contracted Bitcoin mining services from us for a fee, and our customers would earn the Bitcoin rewards generated from the contracted mining services directly to their cryptocurrency wallet address. Beginning in 2019, we chose to wind down our mining-as-a-service business and shifted to mining for our own account to increase our revenues and margins. In 2023, 2024 and 2025, we did not have any mining-as-a service revenue.

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

In 2023,2024 and 2025, our treasury management strategy was to sell our mined Bitcoin on a weekly basis in order to fund our operating expenses and for working capital needs. Cryptocurrency held in treasury is marked to market at the end of each of our financial reporting periods, with gains and losses reflected as changes in fair value of digital currencies in our income statement. As a result, our operating results and total assets vary in direct proportion to the value of the applicable cryptocurrencies we hold in a given period, and these variations may be substantial.

In 2023, 2024 and 2025, we mined 1,760, 755 and 150 Bitcoin, respectively, and our total revenue was $50.6 million, $47 million, and $15.5 million, respectively. In 2023, our total comprehensive loss was $35.8 million, $55.3 million in 2024 and in 2025, our total comprehensive profit was $4.6 million primarily driven by gains arising from the December 2025 restructuring, rather than underlying operating performance.

Following the completion of the UK Restructuring in December 2025 and the additional investment and ongoing financial support from our controlling shareholder, Growler, including access to a subscription facility providing potential additional funding, management believes the Company has sufficient liquidity to continue as a going concern for at least twelve months from the date of approval of these financial statements, and no material uncertainty related to going concern has been identified. While the Company has historically incurred operating losses and remains exposed to volatility in cryptocurrency markets and energy costs, the restructuring and support from its controlling shareholder have materially improved its financial position and reduced going concern uncertainty. For the year ended December 31, 2024, management identified conditions that raised substantial doubt about the Company’s ability to continue as a going concern, and our independent registered public accounting firm included an explanatory paragraph in its report in respect of that period.

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

Competition

Our competitive landscape has evolved significantly as the Bitcoin network has grown in scale and complexity. The era in which individual enthusiasts or small operators could meaningfully contribute to network hashrate has effectively ended. Competition is now driven primarily by large private miners, publicly listed mining companies, and, in some jurisdictions, government-sponsored or state-aligned mining operations. These participants operate industrial-scale facilities with access to substantial capital, long-term power contracts, and increasingly sophisticated infrastructure.

As the industry matures, we are observing consolidation among operators. Participants with access to capital, operational scale, and low-cost power are better positioned to remain competitive, while smaller or under-capitalized miners face increasing pressure. We expect this consolidation trend to continue as network difficulty increases and capital requirements rise.

In addition, Bitcoin mining facilities are increasingly competing with alternative high-density compute uses, particularly artificial intelligence (“AI”) and high-performance computing (“HPC”) data centers. These workloads often generate higher margins than Bitcoin mining and have attracted significant investment from hyperscalers, cloud service providers, and specialized AI infrastructure companies. As a result, certain mining sites and electrical infrastructure may be repurposed or redirected toward AI/HPC applications. This dynamic may reduce the pace of Bitcoin mining capacity growth over time and accelerate consolidation among operators that can continue to mine profitably at scale.

We compete with these large-scale miners and infrastructure operators for power, equipment, capital, and suitable sites. Our ability to remain competitive depends on our scale, operational efficiency, access to capital, and ability to adapt our infrastructure to evolving market conditions.

Key Indicators of Performance and Financial Condition and Non-IFRS Financial Measures

Key operating and financial metrics that we use, in addition to our IFRS consolidated financial statements, to assess the performance of our business are set forth below for the years ended December 31, 2025, 2024, and 2023, along with the most comparable IFRS measures:

	YEAR ENDED DECEMBER 31,
	2025	2024	2023
Bitcoin Mined	150	755	1,760
Gross Margin	2%	3%	8%
Mining Profit Margin	19%	33%	43%
Average Total Cost Per Bitcoin Mined	$101,560	$60,372	$26,964
Average Direct Cost Per Bitcoin Mined	$84,193	$41,594	$16,364
Net Income/(Loss) ($000s)	$5,084	$(55,102)	$(34,637)
Adjusted EBITDA ($000s)	$(3,638)	$5,956	$7,682

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

Bitcoin Mined

We measure the production of our mining activities in a given period as Bitcoin Mined. In 2025 and 2024, Bitcoin Mined included rewards and transaction fees for mining Bitcoin and other cryptocurrencies. We generally exchange forms of cryptocurrency other than Bitcoin into Bitcoin in the period in which such currency is earned. We believe that the number of Bitcoin that we mine is a useful metric for investors to measure our mining activity. The reduction in Bitcoin mined from 2023 to 2024 and 2025 was primarily driven by the impact of the April 2024 halving, which reduced block rewards, together with a reduction in the number of operational mining machines during 2025.

Mining Profit Margin

We define Mining Profit Margin as the difference between cryptocurrency mining revenue and our direct costs (excluding depreciation of mining equipment), divided by cryptocurrency mining revenue, expressed as a percentage. Mining Profit Margin includes power credits and excludes changes in cryptocurrency. We use this measure, and believe it is meaningful to investors, because it is reflective of the return on marginal investment of mining Bitcoin. In addition, because we have generally recovered the original cost of our mining machines in advance of their thirty-six to forty-eight month accounting depreciation curve, once machines are installed and operating we internally monitor Mining Profit to obtain what we believe to be an accurate reflection of the profitability of our core mining operations. Mining Profit Margin is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to gross margin determined in accordance with IFRS. The decrease in mining margin from 2023 to 2024 was driven by the halving that occurred in April 2024. The decrease in mining margin from 2024 to 2025 was driven by the halving that occurred in April 2024 and the reduction of machines.

The table below reconciles Mining Profit to gross profit, the most directly comparable IFRS measure:

	YEAR ENDED DECEMBER 31
	2025	2024	2023

(in $’000’s)
Gross profit (loss)	287	1,457	3,101
Gross margin	2%	3%	6%
Depreciation of mining equipment	2,605	14,171	18,656
Mining Profit	2,892	15,628	21,757
Mining Profit Margin	19%	33%	43%

Average Direct Cost per Bitcoin Mined.

We define the Average Direct Cost per Bitcoin Mined as the total direct costs of mining at both our owned facilities and hosted facilities (excluding depreciation of mining equipment), divided by total Bitcoin Mined over a given period. For mining at owned facilities, direct mining expenses are inclusive of power costs. For mining at hosted facilities, direct mining expenses are inclusive of the all-in hosting fee that is charged as well as any related service fees and profit share. We believe this measure is a useful complement to Mining Profit, as it reflects the average marginal direct cost of each reward earned irrespective of the value of such reward at the time it is earned. Average Direct Cost per Bitcoin Mined excludes the depreciation of mining equipment and so does not reflect the full cost of our mining operations. In addition, Average Direct Cost per Bitcoin Mined or similar non-IFRS measures are utilized by analysts in the cryptocurrency mining industry to compare results across peer companies, and accordingly we believe that excluding the depreciation of mining equipment from Average Direct Cost per Bitcoin Mined is appropriate to facilitate accurate comparisons to the financial performance of other industry participants. Average Direct Cost per Bitcoin Mined is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to IFRS measures. The increase in average cost per Bitcoin mined reflects the impact of the April 2024 halving, which reduced block rewards (resulting in lower Bitcoin production for a broadly similar power cost base), the aging and reduced efficiency of our mining fleet, and the terms of a new hosting agreement with Merkle in 2025, which included a higher profit share and is reflected within cost of production.

The table below reconciles Average Direct Cost Per Bitcoin Mined to Average Total Cost Per Bitcoin Mined, the most directly comparable IFRS measure:

	YEAR ENDED DECEMBER 31
	2025	2024	2023
Bitcoin Mined (number of Bitcoin)	150	755	1,760
Total Cost of Bitcoin Mined ($000s)	15,234	45,560	47,457
Average Total Cost Per Bitcoin Mined ($)	101,560	60,372	26,964
Depreciation of mining equipment ($000s)	(2,605)	(14,171)	(18,656)
Direct Cost of Bitcoin Mined ($000s)	12,629	31,389	28,801
Average Direct Cost Per Bitcoin Mined ($)	84,193	41,594	16,364

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

EBITDA and Adjusted EBITDA are supplemental measures of our performance that are not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to operating income/(loss) determined in accordance with IFRS. The table below reconciles Adjusted EBITDA to net income/(loss), the most directly comparable IFRS measure:

	YEAR ENDED DECEMBER 31,
	2025	2024	2023

(in $’000’s)
Net income/(loss)	5,084	(55,102)	(34,637)
Interest expense	4,202	6,810	11,556
Depreciation / amortization	3,146	15,024	20,129
Taxation	(412)	340	—
EBITDA	12,020	(32,928)	(2,952)
Impairment of tangible fixed assets	609	31,498	855
Impairment of intangible fixed assets	121	468	1,082
Gain on disposal of intangible fixed assets	(98)	98	(1,166)
Gain on sale of subsidiary and investments	—	842	(36)
Loss on sale of fixed assets	(634)	429	—
Foreign exchange	—	(458)	(1,914)
Restructuring and transaction-related fees	3,822	1,976	4,969
Share based payment charge	2,636	3,759	3,892
Equity accounted loss from associate	—	—	716
Write off of investment	—	—	2,236
Gain on extinguishment of debt	(22,414)	—	—
Investment fair value movement	300	—	—
Adjusted EBITDA	(3,638)	5,684	7,682

Supplemental Information

	YEAR ENDED DECEMBER 31,
	2025	2024	2023
(in $000’s, except “per Bitcoin” figures, Bitcoin price, and deployed miners)
Number of Bitcoin Mined	150	755	1,760

Total revenue	15,521	47,017	50,558
Non-mining revenue	—	—	—
Mining revenue	15,521	47,017	50,558
Mining revenue per Bitcoin Mined	103,473	62,303	28,726

Average Direct Cost per Bitcoin Mined (excludes depreciation of mining machines)	84,193	41,594	16,364
Average Mining Profit per Bitcoin Mined (excludes depreciation of mining machines)	19,280	20,709	12,362

Average Total Cost per Bitcoin Mined	101,560	60,372	26,964
Average Gross Profit Per Bitcoin Mined	1,913	1,931	1,762

Maximum Bitcoin price during the period ($)(1)	126,279	106,074	44,202
Minimum Bitcoin price during the period ($)(1)	74,424	39,505	16,616
Time-weighted average Bitcoin price during the period ($)(2)	101,669	42,382	28,864

Data miners deployed at the end of the period(3)	22,600	26,542	33,750

Notes

(1)	Source – Closing price of Bitcoin as reported on Coinbase.com
(2)	Calculated by taking the yearly average of the daily closing price of Bitcoin as reported on Coinbase.com
(3)	Includes all miners contained at our self-mined site at Baie Comeau, miners that were hosted at the Merkle sites and miners contained at our leased sites in Alabama.

Components of Our Results of Operations

Total revenue

Our revenues primarily consist of cryptocurrency that we mine. In 2023, 2024 and 2025, we principally focused on mining Bitcoin. We participate in mining pools, with the pool’s performance obligation being the delivery of cryptocurrency into our wallet once an algorithm has been solved by the pool. Our mining revenue consists of our share of the block reward the pool earns for solving the block, and our share of transaction fees associated with the transactions comprising the block. Our share of the block reward and related transaction fees is determined by the proportion of hash power we contribute toward the pool as a whole. The block reward is pre-determined and hard coded into the protocol governing the relevant blockchain, while the transaction fees are the aggregate fees paid by parties whose transactions are included in the block.

Power and hosting costs

Direct costs of mining revenue are comprised of power costs and the fees we pay to third parties to host, operate and maintain our mining machines.

Power credits

The hosting agreement with Galaxy allowed Argo to share in the proceeds from economic curtailment, which occurs when Helios monetizes its fixed-price PPA during periods of high-power prices, following the end of the hosting agreement with Galaxy in December 2024 no power credits were recognised.

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

Income tax expense

We are liable to pay tax in several jurisdictions, including the United Kingdom, Canada and the United States. Our effective tax rate represents the weighted average of the tax rates for which we are liable in those jurisdictions. We did not incur any income tax expense in any of the jurisdictions that we operate.

Results of Operations

The following table sets forth our results of operations for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
(in $’000’s)
Revenues	15,521	47,017	50,558
Power and hosting costs	(12,629)	(32,887)	(35,964)
Power credits	—	1,498	7,163
Depreciation of mining equipment	(2,605)	(14,171)	(18,656)
Gross profit (loss)	287	1,457	3,101
Operating expenses	(11,050)	(12,536)	(18,949)
Gain/ (Loss) on hedging	—	(487)	—
Share based payment charge	(2,636)	(3,759)	(3,892)
Operating profit (loss)	(13,399)	(15,325)	(19,740)
Gain/(loss) on sale of investments	—	(842)	36
Write off of investment	—	—	(2,236)
Loss on disposal of fixed assets	634	(429)	—
Investment fair value movement	(300)	—	—
Finance costs	(4,202)	(6,810)	(11,556)
Other income	157	708	346
Impairment of tangible fixed assets	(609)	(31,498)	(855)
Gain/ (Loss) on disposal of Intangible Assets	98	(98)	1,166
Impairment of intangible fixed assets	(121)	(468)	(1,082)
Equity accounted loss from associate	—	—	(716)
Gain on extinguishment of debt	22,414	—	—
Profit/ (Loss) before taxation	4,672	(54,762)	(34,637)
Income tax expense (recovery)	412	(340)	—
Gain/(Loss) after taxation	5,084	(55,102)	(34,637)
Other comprehensive income
Currency translation reserve	(490)	(241)	(1,175)
Total comprehensive income (loss)	4,594	(55,343)	(35,812)

Comparison below of the years ended December 31, 2025 and 2024 (in ‘000’s)

Total revenue

Total revenue decreased by $31,496 to $15,521 for the year ended December 31, 2025 from $47,017 for the year ended December 31, 2024. This decrease was primarily driven by the most recent halving for bitcoin which occurred on April 19, 2024 at block 840,000, when the reward was reduced to 3.125. In 2025 we mined 150 bitcoin and realized $103,473 per bitcoin as compared to 755 and $62,303 in 2024, respectively.

Power and hosting costs

Power and hosting costs decreased by $20,258 to $12,629 for the year ended December 31, 2025 from $32,887 for the year ended December 31, 2024. This decrease in cost is attributable to further optimizing operations at the site and a reduction in the mining fleet following the sale of machines early in 2024.

Power credits

The hosting agreement with Galaxy allowed Argo to share in the proceeds from economic curtailment, which occurred when Helios monetized its fixed - price PPA during periods of high - power prices. During the year 2024, Argo generated approximately $1.5 million in power credits. Following the end of the Galaxy hosting agreement no credits were generated in 2025.

Depreciation of mining equipment

Depreciation of mining equipment decreased by $11,566 to $2,605 for the year ended December 31, 2025 from $14,171 for the year ended December 31, 2024. This decrease was primarily driven by the lower book value of our machines in 2025 after sale of machines and accounting for impairments in 2024.

Operating expenses

Operating expenses decreased by $1,486 to $11,050 for the year ended December 31, 2025 from $12,536 for the year ended December 31, 2024. Note 8 of our consolidated financial statements details our operating expenses for 2025 and 2024. The decrease was primarily driven by a focus on reducing non-mining operating expenses; however, overall operating expenses remained broadly consistent year-on-year due to restructuring-related costs incurred during the period.

Impairment of tangible fixed assets

During 2025, we recorded a $609k impairment charge (2024 - $31,498) as a result of difficult mining economics subsequent to the Bitcoin halving in April 2024.

Share based payments

Share-based payments were $2,636 for the year ended December 31, 2025, compared to $3,759 for the year ended December 31, 2024. The year-on-year decrease reflects the reduction in workforce in 2024.

Finance costs

Interest expense decreased by $2,608 to $4,202 for the year ended December 31, 2025 from $6,810 for the year ended December 31, 2024. This decrease was primarily driven by the significant reduction of debt that occurred in 2024.

Comparison below of the years ended December 31, 2024 and 2023 (in ‘000’s)

Total revenue

Total revenue decreased by $3,541 to $47,017 for the year ended December 31, 2024 from $50,558 for the year ended December 31, 2023. This decrease was driven by the most recent halving for bitcoin which occurred on April 19, 2024 at block 840,000, when the reward was reduced to 3.125 and the sale of machines early 2025. In 2024 we mined 755 bitcoin and realized $62,303 per bitcoin as compared to 1,760 and $28,726 in 2023, respectively.

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

Since our inception, we have financed our operations primarily through cash generated by sales of cryptocurrency, sales of equity securities, issuing bonds and incurring debt. In 2023, Bitcoin mining economics improved, allowing us to significantly reduce our debt, deploy additional hashrate capacity in Quebec, and strengthen our balance sheet. Our primary requirements for capital are to finance working capital, capital expenditures and general corporate purposes. We believe that our sources of liquidity and capital resources will be sufficient to meet our existing business needs for at least the next 12 months from the date of this filing. This assessment is supported by the Company’s improved capital structure following the completion of the December 2025 restructuring and the availability of committed funding under the $5.0 million subscription facility with its controlling shareholder, of which $2.5 million has been drawn subsequent to year end. While the Company has historically incurred operating losses and remains exposed to volatility in Bitcoin prices, management has concluded that the Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the consolidated financial statements have been prepared on a going concern basis and no material uncertainty related to going concern has been identified.

For the year ended December 31, 2024, management identified conditions that raised substantial doubt about the Company’s ability to continue as a going concern, and the independent registered public accounting firm included an explanatory paragraph in its report in respect of that period.

From time to time, we may raise additional capital through the issuance of debt or equity securities or additional borrowings to the extent required, or to the extent that we believe such capital is available on favorable terms. Our primary sources of liquidity are our cash and cash equivalents.

During the course of 2025 and 2024, our treasury management strategy was to sell our mined cryptocurrency assets on a weekly basis in order to fund our operating expenses and for working capital needs.

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

During 2024, the Company sold approximately 8,000 of its mining machines for proceeds of approximately $2.0 million.

During 2025, the Company significantly strengthened its capital structure and liquidity position. During the period from March to June 2025, the Company sold 8,643 mining machines for total proceeds of approximately $2.4 million to support liquidity, in addition the Company completed a restructuring which resulted in the elimination of approximately $40.0 million of baby bond debt, the injection of approximately $3.5 million of new capital, and the conversion of certain liabilities into equity. Additional information can be found in note 21 to the financial statements.

As at December 31, 2025, the Company’s remaining debt consists of a mortgage facility, which is expected to be fully repaid by the end of 2026, after which the Company expects to be debt free. Other liabilities of approximately $1.2 million outstanding at year end were subsequently settled through the issuance of equity. Subsequent to year end, the Company further strengthened its liquidity position by entering into a $5.0 million subscription facility with its controlling shareholder, Growler Mining Tuscaloosa LLC, of which $2.5 million has been drawn as at the date of this filing.

The Company’s primary requirements for capital are to fund working capital, capital expenditures and general corporate purposes. Management believes that the Company’s current cash resources, together with expected cash flows from operations and committed funding available under the subscription facility, will be sufficient to meet its obligations and support operations for at least the next 12 months from the date of this filing. Accordingly, the consolidated financial statements have been prepared on a going concern basis and no material uncertainty related to going concern has been identified.

The Company continues to actively manage its liquidity through disciplined treasury practices, including the regular monetization of mined cryptocurrency to fund operating expenses and working capital requirements. The Company may, from time to time, seek additional capital through equity or other financing arrangements to support strategic initiatives and enhance financial flexibility, subject to market conditions.The following table summarizes our contractual obligations and other commitments (in thousands) as of December 31, 2025, and the years in which these obligations are due:

	Total	Less than 1 Year	1 – 3 Years
(in ’000’s)	$	$	$
Mortgage	438	438	—

During the periods presented, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Cash Flows

The table below summarizes our cash flows for the periods presented:

	2025	2024	2023
(in ’000’s)		$	$
Net cash flow from / (used in) operating activities.	(25,006)	(44,798)	(47,956)
Net cash from/(used in) investing activities	17,773	55,067	50,804
Net cash generated from / (used in) financing activities	1,052	(9,324)	(15,778)
Net increase / (decrease) in cash and cash equivalents	(6,329)	902	(12,930)

Operating Activities

Net cash used in operating activities of $25,006 in the year ended December 31, 2025 was comprised of our net profit before tax of $5,084, reduced by working capital changes, digital assets earned and a gain on extinguishment of debt.

Net cash used in operating activities of $44,798 in the year ended December 31, 2024 was comprised of our net loss before tax of $54,762, reduced by working capital changes, digital assets earned and impairment of tangible fixed assets.

Net cash used in operating activities of $47,956 in the year ended December 31, 2023 was comprised of our net loss before tax of $34,637 and working capital changes, reduced by non-cash addbacks for finance costs, impairments, depreciation, foreign exchange, digital assets earned and investment write offs.

Investing Activities

Net cash from investing activities in the year ended December 31, 2025 was $17,773, which was comprised principally of $15.6 million for the sale of intangible assets and $2.3 million for the sale of a fixed assets.

Net cash from investing activities in the year ended December 31, 2024 was $55,067, which was comprised principally of $47.5 million for the sale of intangible assets and $6.9 million for the sale of a subsidiary and investment.

Net cash generated from investing activities in the year ended December 31, 2023 was $50,804, which was comprised principally $51,866 for the sale of intangible assets and $1,152 for the purchase of tangible fixed assets.

Financing Activities

Net cash used in financing activities in the year ended December 31, 2025 was $1,052 and was comprised principally of $5.3 million proceeds from borrowing, $2.3 million of loan and interest payments and ($1.9) million of net proceeds from common stock issued.

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

Capital Expenditures

Historically, our capital expenditures have consisted primarily of purchasing mining machines and computer equipment and improvements to the mining facilities in which we operate. In addition to the acquisition of mining machines, our capital expenditures expanded to include acquiring and building mining facilities that we planned to own and operate. Our capital expenditures including mining machine prepayments, net of disposals was $1.1 million in 2023. There was no capital expenditure in 2024, $126k was spent on improvements to property in 2025.

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

Please refer to our disclosures set forth under Item 3.D “Risk Factors,” Item 4 “Information on the Company,” and elsewhere in this Item 5 “Operating and Financial Review and Prospects” for information regarding the material risks, business developments and strategies, factors, and trends that are most likely to affect our business and results of operations through 2026.

E.	Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as related disclosures. These estimates and underlying assumptions are based on historical experience and other factors that management believes to be reasonable under the circumstances. Although management believes its estimates to be appropriate, actual results may differ from these estimates. The Company does not consider any individual estimate to be critical in the context of its financial statements; however, estimates and assumptions are reviewed on an ongoing basis and are subject to change based on evolving market and operating conditions.

Item 6.    Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our current executive officers and directors, including their ages as of April 24th, 2026.

NAME	Age	POSITION(S)
Executive Officers
Justin Nolan	44	Chief Executive Officer and Executive Director
Charlotte Proctor-Worrall	34	Chief Financial Officer
Non-Executive Directors
Maria Perrella	60	Director and Chair
Ralfe Hickman	33	Director

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

Charlotte Proctor-Worrall has served as our Chief Financial Officer since September 22, 2025, having joined the Company in 2021 as Group Financial Controller. Prior to joining Argo, Ms. Proctor-Worrall held senior finance roles in private equity-backed and multinational organizations.

Non-Executive Directors

The following is a brief summary of the business experience of our non-executive board members.

Maria Perrella has served on our Board of Directors since July 2021 and as Chair of the Board since June 30, 2025. Ms. Perrella has over 25 years of senior leadership experience. She currently serves as Chief Financial Officer of Samuel, Son & Co., a leading metals distributor and industrial products manufacturer. Previously, she served as Chief Financial Officer of MDA, a Canadian-based international space mission partner, and spent 12 years at Automation Tooling Systems Inc. (TSX: ATA).

Through her various roles, Ms. Perrella has developed extensive expertise in financial planning, corporate governance, and compliance, and her many years as a chief financial officer have provided her with significant experience in mergers and acquisitions, capital markets, and strategic corporate finance. Ms. Perrella holds a Bachelor of Business Administration from the Schulich School of Business at York University and is a Chartered Professional Accountant in Ontario, Canada.

Ralfe Hickman has served as a Non-Executive Director of Argo Blockchain plc since December 12, 2025. Mr. Hickman is a senior executive at Pate Holdings Inc, an affiliate of Growler, Argo’s controlling shareholder, where he focuses on investment oversight, asset-level operations, and strategic value creation in digital infrastructure and energy-intensive businesses.

Mr. Hickman has extensive experience in corporate finance, restructuring, and operational turnarounds, including the evaluation and management of complex capital structures and distressed assets. He has served in senior investment and board-level roles across multiple portfolio companies and brings experience in governance, capital allocation, and stakeholder management. Mr. Hickman holds a Bachelor of Science in Consumer Science from the University of Alabama.

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

Changes to Our Executive Officers and Board of Directors

Thomas Chippas resigned from his position as Chief Executive Officer and Executive Director, effective January 21, 2025.

Effective January 21, 2025, Jim MacCallum was appointed as Interim Chief Executive Officer, in addition to his role as Chief Financial Officer.

Effective March 22, 2025, Justin Nolan was appointed as Chief Executive Officer and Executive Director.

Effective June 27, 2025, Matthew Shaw resigned from his position as Chairman and Director of the Company.

Effective August 6, 2025, Ragav Chopra resigned from his position as Director of the Company.

Effective September 12, 2025, Jim MacCallum was terminated from his position as Chief Financial Officer.

Effective September 22, 2025, Charlotte Proctor-Worrall was appointed as Chief Financial Officer.

Effective December 12, 2025, Ralfe Hickman was appointed as a Director of the Company.

B.	Compensation

Executive Officer Remuneration

The aggregate compensation paid or accrued by the Company to its directors and executive officers as a group for the year ended 31 December 2025 was approximately $1m. Compensation consisted of fixed and variable elements. During 2025, we paid our executive officers a base salary and equity in the form of Restricted Share Units.

Further described in “ - Equity Officer Service Agreements,” Mr. Chippas was entitled to certain employer matching contributions under a 401k plan maintained by the Company during 2024. Mr. Chippas participated in this plan.

Non-Executive Director Remuneration

The following table presents the individual compensation and benefits provided to our non-executive directors in their capacity as non-executive directors during the fiscal year ended December 31, 2025:

DIRECTOR FEES
NAME AND PRINCIPAL POSITION	($)
Non-Executive Directors(1)
Mathew Shaw (through June 27, 2025)	49,520
Raghav Chopra (through August 6, 2025)	90,353
Maria Perrella	141,576
Ralfe Hickman (from December 12, 2025)	—
(1)	We reimburse all reasonable expenses incurred by non-employee directors in connection with their service on our board of directors. This would include expenses incurred for attending board or committee meetings. In addition, we provide liability-related insurance and indemnification benefits to our directors.

Executive Officer Service Agreements

Justin Nolan

Effective as of March 22, 2025, we entered into an employment contract with Justin Nolan, pursuant to which Mr. Nolan serves as our Chief Executive Officer and an Executive Director (the “Nolan Employment Agreement”). Under the terms of the Nolan Employment Agreement, Mr. Nolan is entitled to receive $400,000 annually, participate in the Company’s group health benefits on a 90% subsidized basis, participate in the Company’s 401(k) plan, under which the Company provides an employer matching contribution of up to 6% of eligible compensation, and earn an annual bonus equal to up to 100% of his annual base salary, as determined by the board of directors. In addition, Mr. Nolan was awarded 22,250,000 performance share units relating to the Company’s ordinary shares, which vest over three years (with a one-year initial cliff), subject to certain performance conditions.

Under the Nolan Employment Agreement, we may terminate Mr. Nolan’s employment by providing the minimum (i) notice, or pay in lieu thereof, or some combination of the two, (ii) severance pay (if applicable), (iii) period of benefits continuation, and (iv) vacation pay, and in each case subject to payment of severance equal to 12 months’ base salary, except that we may terminate his employment at any time with immediate effect for certain reasons constituting “cause,” including misconduct or criminal offense. Mr. Nolan may terminate his employment by providing the Company with a minimum of 60 days’ notice. The Nolan Employment Agreement also contains restrictive covenants pursuant to which Mr. Nolan has agreed to refrain from competing with us or soliciting certain clients or employees of the Company for a period of 12 months following termination of his employment.

Charlotte Proctor-Worrall

Effective September 22, 2025, we entered into an employment agreement with Charlotte Proctor-Worrall, pursuant to which she serves as our Chief Financial Officer. The material terms of Ms. Proctor-Worrall’s employment agreement are consistent with market-based executive compensation arrangements for similarly situated companies and include base salary, participation in employee benefit plans and eligibility for annual incentive compensation, as determined by the board of directors.

Jim MacCallum

Effective as of April 5, 2023, we entered into an employment contract with Jim MacCallum, pursuant to which Mr. MacCallum served as our Chief Financial Officer (the “MacCallum Employment Agreement”). Under the terms of the MacCallum Employment Agreement, Mr. MacCallum was entitled to receive $307,500 annually, participate in the Company’s group health benefits on a fully subsidized basis, participate in the Company’s Canadian registered retirement savings plan, under which the Company provided an employer matching contribution of up to 6% of eligible compensation, and earn an annual bonus equal to up to 65% of his annual base salary, as determined by the board of directors. In addition, Mr. MacCallum was awarded 3,070,467 restricted share units (“RSUs”), which vested over three years.

Under the MacCallum Employment Agreement, could terminate Mr. MacCallum’s employment by providing the minimum (i) notice, or pay in lieu thereof, or some combination of the two, (ii) severance pay (if applicable), (iii) period of benefits continuation, (iv) vacation pay, and (v) other entitlements, if any, as required by the Employment Standards Act of British Columbia (the “ESA”), and in each case subject to payment of severance equal to 12 months’ base salary, except that we may terminate his employment at any time with immediate effect for reasons constituting “cause” under the ESA. Mr. MacCallum could terminate his employment by providing the Company with a minimum of 90 days’ notice. The MacCallum Employment Agreement also contained restrictive covenants pursuant to which Mr. MacCallum agreed to refrain from soliciting certain clients or employees of the Company for a period of 12 months following termination of his employment.

Effective January 21, 2025, we entered into an interim employment contract with Mr. MacCallum pursuant to which he served as our Interim Chief Executive Officer in addition to his role as Chief Financial Officer (the “2025 MacCallum Employment Agreement”). Under the terms of the 2025 MacCallum Employment Agreement, Mr. MacCallum was entitled to receive $400,000 annually during his service as Interim Chief Executive Officer and $330,000 annually when the interim role concluded and he returned to his role as Chief Financial Officer. Mr. MacCallum was entitled to continue participation in the Company’s group health benefits and Canadian registered retirement savings plan, and to earn a pro-rated annual bonus equal to up to 100% of his annual base salary for the portion of the year he served as Interim Chief Executive Officer and a pro-rated annual bonus equal to up to 65% of his annual base salary for the portion of the year he served as Chief Financial Officer, as determined by the board of directors. In addition, Mr. MacCallum was awarded 1,500,000 RSUs, which vested upon his return to his role as Chief Financial Officer.

The termination and restrictive covenant provisions of the 2025 MacCallum Employment Agreement were substantially consistent with those contained in the MacCallum Employment Agreement.

Mr. MacCallum’s employment with the Company was terminated effective September 12, 2025.

Thomas Chippas

Effective as of November 27, 2023, we entered into an employment contract with Thomas Chippas, pursuant to which Mr. Chippas served as our Chief Executive Officer and an Executive Director (the “Chippas Employment Agreement”). Under the terms of the Chippas Employment Agreement, Mr. Chippas was entitled to receive $400,000 annually, participate in the Company’s group health benefits on a 90% subsidized basis, participate in the Company’s 401(k) plan, under which the Company provided an employer matching contribution of up to 6% of eligible compensation, and earn an annual bonus equal to up to 100% of his annual base salary, as determined by the board of directors. In addition, at the time of his appointment, Mr. Chippas was awarded 2,850,000 ADSs, which were to vest over three years (with a one-year initial cliff), subject to certain performance conditions and continued employment.

Under the Chippas Employment Agreement, we could terminate Mr. Chippas’ employment by providing the minimum (i) notice, or pay in lieu thereof, or some combination of the two, (ii) severance pay (if applicable), (iii) period of benefits continuation, and (iv) vacation pay, and in each case subject to payment of severance equal to 12 months’ base salary, except that we may terminate his employment at any time with immediate effect for reasons constituting “cause.” Mr. Chippas could terminate his employment by providing the Company with a minimum of 60 days’ notice. The Chippas Employment Agreement also contains restrictive covenants pursuant to which Mr. Chippas agreed to refrain from competing with us or soliciting certain clients or employees of the Company for a period of 12 months following termination of his employment.

Mr. Chippas resigned from his positions as Chief Executive Officer and Executive Director effective January 21, 2025. Mr. Chippas did not receive a settlement in connection with his separation.

Non-Executive Director Letter Agreements

We have entered into service contracts with our directors for their services, which are subject to a three-month termination period. There are no arrangements under which any non-executive director is entitled to receive compensation upon the early termination of his or her appointment.

Equity Compensation Arrangements

We have granted, and may in the future grant, equity awards under our 2022 Equity Incentive Plan (the “2022 Plan”). We previously maintained equity incentive plans adopted in 2018 and 2021 (together, the “Legacy Plans”), including certain sub-plans established for jurisdictional or tax purposes. No new awards are granted under the Legacy Plans.

The 2022 Plan

Our board of directors adopted the 2022 Plan effective June 29, 2022, the date on which the 2022 Plan was approved by the Company’s shareholders. The 2022 Plan was amended and restated effective March 7, 2023.

Eligibility, Awards and Administration

Employees, including executive directors of the Company and its subsidiaries, are eligible to participate in the 2022 Plan. Under the 2022 Plan, our board of directors may grant non-qualified stock options, share appreciation rights, restricted share awards, restricted share unit awards, performance share awards and other equity-based awards. The 2022 Plan is intended to align the interests of award recipients with those of our shareholders, to attract and retain key personnel and to motivate participants to act in the long-term best interests of the Company.

The 2022 Plan is administered by our board of directors, which has authority to interpret the plan, adopt rules and regulations relating to its administration and make all determinations necessary for its operation. Our board of directors may delegate its authority to a subcommittee to the extent permitted by law.

Vesting, Exercise and Clawback

The vesting schedule for each award granted under the 2022 Plan is specified in the applicable award agreement. For awards granted to executive directors, vesting must be subject to the achievement of pre-set performance conditions assessed over a period of at least one year.

Awards granted under the 2022 Plan, and any cash payments or shares delivered pursuant to such awards, are subject to forfeiture, recovery or other adjustment in accordance with the terms of the applicable award agreement and any clawback or recoupment policy adopted by the Company. Circumstances in which such recoupment may apply include, without limitation, serious misconduct, material misstatement or restatement of the Company’s financial results or significant reputational harm to the Company.

Upon vesting, stock options generally remain exercisable until the tenth anniversary of the grant date, subject to earlier termination upon cessation of the optionholder’s service to the Company. Unless otherwise provided in the applicable award agreement, vested options may be exercised for a limited period following termination of service, generally ranging from 90 days to 12 months depending on the reason for termination.

Adjustments and Change in Control

In the event of an equity restructuring or similar transaction, including a share split, share consolidation, share dividend or recapitalization, appropriate equitable adjustments will be made to outstanding awards and to the number of shares available for grant under the 2022 Plan.

In the event of a change in control of the Company, the board of directors may provide for accelerated vesting, deemed satisfaction of performance conditions, equitable substitution of awards or cancellation and cash settlement of awards, in each case in accordance with the terms of the 2022 Plan and applicable award agreements.

Amendment and Termination

Our board of directors may amend or terminate the 2022 Plan at any time, subject to shareholder approval where required by applicable law, rule or regulation. No amendment may materially impair the rights of a holder of an outstanding award without such holder’s consent. The 2022 Plan will terminate on June 29, 2032, unless terminated earlier by our board of directors.

Legacy Plans

The Company previously maintained equity incentive plans adopted in 2018 and 2021, including certain sub-plans established for jurisdictional or tax purposes. No new awards are granted under these Legacy Plans. Certain options and warrants issued under the Legacy Plans remain outstanding; however, following the Company’s UK Restructuring, such awards are deeply out of the money, do not have material economic value and are not expected to be exercised. The Company does not currently operate, and does not intend to operate, any equity incentive arrangements under the Legacy Plans.

The following table summarizes the number of RSUs, PSUs, and options granted to executive officers and non-executive directors as of December 31, 2025(1):

ORDINARY
	ORDINARY	SHARES	EXERCISE PRICE		EXPIRATION
	SHARES RSUs /	UNDERLYING	PER ORDINARY		DATE (IF
NAME	PSUs	OPTIONS	SHARE (£)	GRANT DATE	APPLICABLE)
Executive officers
Justin Nolan	—	—	n/a	—	n/a
Charlotte Proctor-Worral	—	—	n/a	—	n/a

Non-executive directors
Ralfe Hickman	—	—	—	—	n/a
Maria Perella	—	500,000	1.57	9/22/2021	9/21/2031
(1)	Following the implementation of the Company’s UK Restructuring in December 2025, the Company’s outstanding RSUs, PSUs and options remain outstanding but are deeply out of the money and no longer have material economic value and are not expected to be exercised.

Pension, Retirement or Similar Benefits

As of December 31, 2025 we support the following pension related benefits: employees located in the UK receive 6% in pension contributions, employees located in Canada receive the mandatory Canada Pension Plan percentage, along with a 6% employer match for the Company Canadian registered retirement savings plan, and employees located in the U.S. receive a 6% employer match for the Company 401K plan.

C.	Board Practices

Composition of our Board of Directors

As of December 31, 2025, our board of directors was composed of three members. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have a majority of independent directors on our board of directors, provided that our audit committee satisfies the independence requirements applicable to foreign private issuers.

Our board of directors has determined that Maria Perrella qualifies as an independent director under applicable Nasdaq rules and meets the independence requirements of Rule 10A-3 under the Exchange Act. The board has not made independence determinations with respect to other directors for purposes of Nasdaq rules, as such determinations are not required given the Company’s foreign private issuer status.

Committees of our Board of Directors

Our board of directors currently maintains a single standing committee: the Audit Committee.

Following the Company’s delisting from the London Stock Exchange and in light of its status as a foreign private issuer, the board determined that it was no longer necessary or appropriate to maintain separate remuneration or nominating and corporate governance committees. Matters previously overseen by those committees are now handled directly by the full board of directors.

Audit Committee

The Company’s Audit Committee currently consists of a single independent director, Maria Perrella, who serves as Chair of the Audit Committee. The board has determined that Ms. Perrella qualifies as an “audit committee financial expert” as defined by applicable SEC rules and satisfies the financial literacy and independence requirements of Rule 10A-3 under the Exchange Act and the applicable Nasdaq listing standards for foreign private issuers.

The Audit Committee is responsible for, among other things:

●	the appointment, compensation, retention, oversight and termination of the Company’s independent registered public accounting firm;
●	pre-approving all audit and permitted non-audit services to be provided by the independent auditor;
●	evaluating the qualifications, performance and independence of the independent auditor;
●	reviewing and discussing with management and the independent auditor the Company’s financial statements and financial reporting process;
●	reviewing the adequacy and effectiveness of the Company’s internal controls over financial reporting and disclosure controls and procedures;
●	approving or ratifying related person transactions in accordance with the Company’s related person transaction policy; and
●	reviewing and recommending amendments to the Company’s Code of Business Conduct and Ethics.

The Audit Committee meets as frequently as it determines necessary to carry out its responsibilities and meets at least annually with the Company’s independent auditor without management present.

Remuneration and Nominating Matters

The Company does not maintain a separate remuneration committee or nominating and corporate governance committee. Executive compensation matters, director nominations, board composition and corporate governance matters are considered and approved by the full board of directors.

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

As of December 31 of the years ended 2025, 2024 and 2023, we had 13, 22, and 32 employees, respectively, not inclusive of non-executive directors. Below is a breakdown of employees by their departments as of December 31, 2025.

	Number of
Department	employees	% of total
Research and development and technology	2	16
Compliance, legal and finance	5	38
Business and customer support	1	8
Operations	5	38
Total	13	100%

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of 29 April, 2026 for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;
●	each of our directors and executive officers; and
●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of 29 April, 2026. Percentage ownership calculations are based on ordinary shares outstanding as of 29 April, 2026.

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

	NUMBER OF	PERCENTAGE OF
	ORDINARY SHARES	ORDINARY SHARES
	BENEFICIALLY	BENEFICIALLY
NAME OF BENEFICIAL OWNER	OWNED	OWNED
5% or Greater Shareholders:
Growler Mining Tuscaloosa, LLC	316,211,377,242	88.59%
Executive Officers and Directors:
Justin Nolan	*	*
Charlotte Proctor-Worrall	*	*
Ralfe Hickman	*	*
Maria Perrella	*	*
*	Represents beneficial ownership of less than 1%.

In accordance with our Articles of Association, the following summarizes the rights of holders of our ordinary shares:

●	each holder of our ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally;
●	each holder of the ordinary shares is entitled to receive notice of, attend, speak and vote at our general meetings; and
●	each holder of our ordinary shares is entitled to receive such dividends as are recommended by our directors and declared by our shareholders.

Restricted Stock Units

The Company has previously granted restricted stock unit (“RSU”) awards as part of its employee compensation arrangements. RSUs historically represented the right to receive the Company’s ordinary shares at a future date, subject to the satisfaction of vesting conditions, including continued service. Following the UK Restructuring, outstanding RSUs no longer have material economic value and were canceled.

Performance Stock Units

The Company has previously granted performance share unit (“PSU”) awards as part of its long-term incentive compensation arrangements. PSUs historically represented the right to receive the Company’s ordinary shares at a future date, subject to vesting conditions and the achievement of specified performance criteria over the applicable performance period. Following the UK Restructuring, outstanding PSUs no longer have material economic value and were canceled.

Options

As of December 31, 2025, certain options to purchase ordinary shares remained outstanding; however, following the UK Restructuring, such options are deeply out of the money, no longer have material economic value and are not expected to be exercised.

For a description of the Company’s equity compensation arrangements, see Item 6.B. “Equity Compensation Arrangements.”

Warrants

As of December 31, 2025, certain warrants to purchase ordinary shares remained outstanding; however, following the UK Restructuring, such warrants are deeply out of the money, no longer have material economic value and are not expected to be exercised.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

G.	Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, as amended by the Holding Foreign Insiders Accountable Act (the “HFIAA”), requires the Company’s directors and executive officers to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Pursuant to the HFIAA, these requirements became applicable to directors and executive officers of foreign private issuers effective March 18, 2026. During the fiscal year ended December 31, 2025, Section 16(a) reporting requirements were not applicable to the Company as a foreign private issuer. Following the March 18, 2026, effective date, certain initial reports on Form 3 are in the process of being filed as the Company and its directors and executive officers work to comply with the new requirements.

Item 7.    Major Shareholders and Related Party Transactions

A.	Major Shareholders

To the best of the Company’s knowledge, following the issuance of shares in March 2026 pursuant to a subscription facility agreement (the “Subscription Facility”) with Growler, as of 29 April 2026, Growler Mining Tuscaloosa, LLC (“Growler”) beneficially owns approximately 88.59% of the Company’s issued and outstanding ordinary shares. As of 29 April 2026, there were 31,611,377,242 ordinary shares of the Company issued and outstanding.

As a result of this ownership position, Growler is able to exercise significant control over matters requiring shareholder approval, including the election and removal of directors, approval of significant corporate transactions and other matters submitted to shareholders for approval.

Other than Growler, no shareholder is known by the Company to beneficially own 5% or more of the Company’s issued and outstanding ordinary shares.

The Company is not directly or indirectly owned or controlled by any foreign government. Except as described above, the Company is not aware of any arrangements that may at a subsequent date result in a change in control of the Company.

B.	Related Party Transactions

The following is a description of our related party transactions since January 1, 2022.

Certain of these related party transactions relate to former directors and members of the management team during their time with the Company.

Agreements with Board Members and Executive Officers

Executive Officer Service Agreements

The Company has entered into service agreements with certain of its current and former executive officers, including Thomas Chippas, Jim MacCallum, Justin Nolan and Charlotte Proctor-Worrall. See Item 6.B. “Executive Officer Service Agreements.”

Non-Executive Director Letter Agreements

We have entered into service contracts with our directors for their services, which are subject to a three-month termination period. There are no arrangements under which any non-executive director is entitled to receive compensation upon the early termination of his or her appointment.

Transactions with Controlling Shareholder

As disclosed elsewhere in this Annual Report, Growler Mining Tuscaloosa, LLC is our controlling shareholder. In March 2026, the Company entered into the Subscription Facility with Growler, pursuant to which Growler agreed to provide up to $5.0 million in equity financing to the Company. The Company received $2.5 million in initial proceeds upon execution of the Subscription Facility and may access up to an additional $2.5 million, subject to the terms and conditions set forth therein.

The subscription price for each drawdown under the Subscription Facility is based on the average Nasdaq Official Closing Price of the Company’s American Depositary Shares over a specified period, subject to a minimum price of $1.00 per ADS. The Subscription Facility has a term through March 2027, unless extended by mutual agreement of the parties.

The Subscription Facility also provided for the conversion into equity of certain prior payments made by or on behalf of Growler (the “True-Up Conversion”). As a result of the initial drawdown under the Subscription Facility and the True-Up Conversion, Growler increased its ownership in the Company to approximately 88.59% of the Company’s issued and outstanding ordinary shares. Each drawdown under the Subscription Facility is subject to certain conditions, including approval by the Company’s board of directors.

Related Person Transaction Policy

Our board of directors has adopted a written statement of policy regarding transactions with related persons (the “Related Person Policy”). Our Related Person Policy requires that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) promptly disclose to the board of directors any “related person transaction,” defined as any transaction or any material amendment or modification to an existing related person transaction that is not in the ordinary course of business and not on normal market terms, in which we were or are to be a participant and in which any related person has or will have a direct or indirect material interest, together with all material facts with respect thereto.

No related person transaction may be executed without the approval or ratification of our board of directors or a duly authorized committee thereof. It is our policy that directors interested in a related person transaction will recuse themselves and abstain from discussion and voting on the approval of such transaction.

C.	Interests of experts and counsels

Not applicable.

Item 8.    Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” for the annual consolidated financial statements including the notes thereto and report of its independent registered public accounting firm.

A.7.Legal Proceedings

From time to time, we may become involved in legal or regulatory proceedings, lawsuits and other claims arising in the ordinary course of business. We were previously subject to a class action lawsuit (Murphy vs. Argo Blockchain plc) which was dismissed with prejudice and without the ability to replead the case, however, we may again be the target of this type of litigation in the future. In view of the inherent difficulty of predicting the outcome of such matters, we cannot state what the eventual outcome of any other matters that we may become involved in will be. The Company is currently subject to a claim brought by a former employee in connection with his termination. While the Company does not expect this matter to have a material adverse effect on its financial condition or results of operations, there can be no assurance as to the outcome. Based on our knowledge, we are not presently a party to any other legal proceedings that, in the opinion of our management, would individually or taken together as a whole would have a material adverse effect on our business, operating results, financial condition, or cash flows. Regardless of outcome, litigation can have an adverse impact on the Company due to defense and settlement costs, diversion of management resources, negative publicity and reputational harm, and other factors.

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

Except as disclosed in this annual report on Form 20-F, no significant changes have occurred since December 31, 2025, the date of the financial statements included in this Annual Report on Form 20-F.

Item 9.    The Offer and Listing

Not applicable except for Item 9.A.4 and Item 9.C.

The Company’s American Depositary Shares (“ADSs”) are listed on the Nasdaq Capital Market under the symbol “ARBK.” The Company’s ordinary shares are not listed on any securities exchange. The Company does not have any debt securities listed on any securities exchange.

Item 10.    Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information set forth under “Articles of Association” on page 117 of the Company’s registration statement on Form F-1 (File Number 333-258926), effective September 22, 2021 is incorporated herein by reference.

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

Subject to the provisions of the Companies Act and the Articles of Association, no director or intended director is disqualified by his office from contracting with the Company either with regard to his tenure or any other office or employment, or as seller, purchaser or otherwise. No such contract, or any contract or arrangement entered into by or on behalf of the Company in which any director is in any way, whether directly or indirectly, interested, is liable to be avoided, nor is any director so contracting or being so interested obliged to account to the Company for any profit realized from any such contract or arrangement by reason of the director holding that office or of his fiduciary relationship with the Company.

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

Disclosure of Interest in Shares

Pursuant to Part 22 of the Companies Act 2006, the Company is empowered by notice in writing to require any person whom it knows or has reasonable cause to believe to be interested in its shares, or who at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to the Company particulars of that person’s interest and (so far as is within that person’s knowledge) particulars of any other interest that subsists or subsisted in those shares.

Under the Company’s articles of association, if a person defaults in supplying the required particulars in relation to the shares in question (the “default shares”) within the prescribed period, the directors may by notice direct that:

●	in respect of the default shares, the relevant shareholder shall not be entitled to vote (either in person or by representative or proxy) at any general meeting or to exercise any other right conferred by a shareholding in relation to general meetings; and
●	where the default shares represent at least 0.25% in nominal value of the issued shares of their class, (a) any dividend or other money payable in respect of the default shares shall be retained by the Company without liability to pay interest and/or (b) no transfers by the relevant shareholder of any default shares may be registered (unless the shareholder is not in default and provides a certificate, in a form satisfactory to the directors, to the effect that after due and careful enquiry the shareholder is satisfied that none of the shares to be transferred are default shares).

While the Company’s ordinary shares were admitted to trading on a regulated market in the United Kingdom, shareholders were subject to notification obligations under the Disclosure Guidance and Transparency Rules of the UK Financial Conduct Authority (the “DTRs”) upon reaching, exceeding or falling below specified voting rights thresholds, and the Company was required to make such notifications public.

Following the delisting of the Company’s ordinary shares from the London Stock Exchange, the DTRs no longer apply to the Company, and shareholders are no longer subject to the DTR notification regime in respect of their holdings in the Company’s ordinary shares. Shareholders may, however, remain subject to disclosure obligations under other applicable laws and regulations, including U.S. securities laws, depending on their status and the nature of their holdings.

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

City Code on Takeovers and Mergers

As a public company incorporated in England and Wales, we are subject to the UK City Code on Takeovers and Mergers (the “City Code”), which is issued and administered by the UK Panel on Takeovers and Mergers (the “Panel”), to the extent the Panel determines that it has jurisdiction over the Company.

Prior to the delisting of our ordinary shares from the London Stock Exchange in December 2025, the Company was subject to the City Code by virtue of its shares being admitted to trading on a UK regulated market. Following delisting, the continued application of the City Code to the Company is determined in accordance with the Panel’s jurisdictional rules, including with reference to the Company’s place of incorporation and the location of its central management and control.

Where applicable, the City Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the City Code contains certain rules in respect of mandatory offers. Under Rule 9 of the City Code, if a person, together with persons acting in concert with such person, acquires interests in shares carrying 30% or more of the voting rights of a company, or where such person already holds between 30% and 50% of the voting rights and acquires additional interests in shares, such person may be required (except with the consent of the Panel) to make a mandatory offer for all remaining shares of the company on prescribed terms.

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

All dividends received by an individual UK Holder from us or from other sources will form part of that UK Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £1,000 of taxable dividend income received by the individual UK Holder in the 2023/24 tax year. From the 2024/25 tax year, the nil rate band will be reduced to the first £500 of taxable dividend income received by the individual UK holder. Income within the nil rate band will be taken into account in determining whether income in excess of the £1,000 tax-free allowance (or £500 tax-free allowance from the 2025/26 tax year onwards) falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed at 8.75% to the extent that the excess amount falls within the basic rate tax band, 33.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band

Corporation Tax

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

Not applicable

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Market Value of Bitcoin and other Cryptocurrency Risk

Substantially all of our current business is focused on mining Bitcoin. Our revenue is primarily comprised of the value of Bitcoin rewards and transaction fees we earn by mining the blockchain, and, as of December 31, 2025, less than 2% of our total assets were represented by our holdings of Bitcoin and other cryptocurrencies in treasury. Our operating results and financial condition are affected by fluctuations and long-term trends in the value of Bitcoin and, to a lesser extent, other cryptocurrency. Each cryptocurrency has its own unique dynamic in terms of valuation, reward rates and similar factors. Any of these factors could lead to material adverse changes in the market for cryptocurrencies, which could in turn result in substantial damage to or even the failure of our business.

Bitcoin and other cryptocurrencies accounted for less than 2% of our total assets; as such, a 10% increase or decrease in Bitcoin’s or other cryptocurrencies’ value as at December 31, 2023, 2024 and 2025 would not have had a material effect on our total assets as at that date. However, given we were selling Bitcoin and other cryptocurrencies to cover operating expenses during the year, increases or decreases in the market value of these cryptocurrencies would have resulted in increased or decreased holdings of these cryptocurrencies at the end of the year. See Item 5. A. “Factors Affecting our Results of Operations — Market Value of Bitcoin and other Cryptocurrency.”

Cost of Power Risk

Mining cryptocurrency is a highly power-intensive process, with electrical power required both to operate the mining machines and to dissipate the significant amount of heat generated by operating the machines. In 2023, 2024 and 2025 the cost of power represented approximately 80% of our cryptocurrency mining revenue. See Item 5. A. “Factors Affecting our Results of Operations — Cost and Source of Power.”

Item 12.    Description of Securities Other than Equity Securities

A.	Debt Securities.

In connection with the Company’s 2025 recapitalization, the Company’s previously outstanding 8.75% Senior Notes due 2026 (formerly traded on Nasdaq under the symbol “ARBKL”) were fully equitized and cancelled, and no debt securities remain outstanding as of December 31, 2025.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

ADS Overview

We have appointed JPMorgan Chase Bank, N.A. (“JPMorgan”), as depositary. The depositary’s office is located at 383 Madison Avenue, Floor 11, New York, New York 10179. A copy of the form of deposit agreement governing the ADSs, as amended and restated from time to time, is on file with the SEC under cover of a registration statement on Form F-6. Copies of the original deposit agreement and the Amended and Restated Deposit Agreement have been filed with the SEC and are available on the SEC’s website (www.sec.gov). Please refer to registration number 333-259507 when retrieving the Form F-6, and to the Company’s Current Reports on Form 6-K for the Amended and Restated Deposit Agreement.

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

ADS Fees and Expenses

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, a fee of up to $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges may also be incurred by ADR holders and beneficial owners of ADSs, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuances pursuant to a stock dividend or stock split declared by us or an exchange of securities or a distribution of ADSs), whichever is applicable:

●	a fee of up to $0.05 per ADS held upon which any cash distribution is made pursuant to the deposit agreement, or in the case of an elective cash/stock dividend, upon which a cash distribution or an issuance of additional ADSs is made as a result of such elective dividend;
●	an aggregate fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs, which fee may be charged on a periodic basis during each calendar year and assessed against ADR holders as of the record date or record dates set by the depositary;
●	a fee for the reimbursement of fees, charges and expenses incurred by the depositary and/or any of its agents (including, without limitation, the custodian) in connection with the servicing of the shares or other deposited securities, the sale of securities (including deposited securities), the delivery of deposited securities, or compliance with applicable law, rule or regulation, which fees and charges may be assessed proportionately against ADR holders as of the applicable record date or dates and may be collected by billing ADR holders or by deducting such amounts from one or more cash dividends or other cash distributions;
●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee that would have been charged if the distributed securities had been deposited and ADSs issued in respect thereof;
●	stock transfer or other taxes and other governmental charges;
●	SWIFT, cable, telex, facsimile transmission and delivery charges incurred at holders’ request in connection with the deposit or delivery of shares, ADRs or deposited securities;
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public or private sale of securities under the deposit agreement.

PART II

Item 13.    Defaults, Dividends Arrearages and Delinquencies

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

A. – D. Material Modifications to the Rights of Security Holders.

In connection with the UK Restructuring described in Item 4.A, the rights of the Company’s security holders were materially modified, including (i) the cancellation and equitization of the Company’s outstanding 8.75% Senior Notes due 2026, (ii) the amendment and restatement of the deposit agreement with JPMorgan, including a change in the ADS ratio from 10 ordinary shares per ADS to 2,160 ordinary shares per ADS, and (iii) the delisting of the Company’s ordinary shares from the London Stock Exchange. See Item 4.A "History and Development of the Company" and the Amended and Restated Deposit Agreement filed as Exhibit 2.2 to this Annual Report.

E.	Use of Proceeds.

None.

Item 15.    Controls and Procedures

Disclosure Controls and Procedures

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report, that being as at December 31, 2025. This evaluation was carried out by our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”). Based upon that evaluation, our CEO and CFO concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2025.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Exchange Act Rules 13a-15(f) and 15d-15(f) define this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with (a) UK-adopted international accounting standards; and (b) IFRS, including interpretations issued by the IFRS Interpretations Committee.

Under the supervision of the board our CEO and CFO, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria, established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025.

Material Weakness in Internal Control Over Financial Reporting

During the year ended December 31, 2025, the Company remediated the previously identified material weakness relating to (i) the documentation of intercompany recharge policies and (ii) audit trail functionality within the consolidation software. Management has concluded that the relevant controls are designed and operating effectively as of December 31, 2025.

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

Changes In Internal Control Over Financial Reporting

During the period ended December 31, 2025, there were no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.RESERVED

Item 16A.Audit Committee Financial Expert

The Company’s Board of Directors has determined that Maria Perrella is an audit committee financial expert. Ms. Perrella is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, and her experience is disclosed in this Annual Report under Item 6.A “Directors and Senior Management.”

Item 16B.Code of Ethics

We have adopted a Code of Business Conduct and Ethics, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. This Code of Business Conduct and Ethics applies to all of our executive officers, board members and employees. We have not granted any waiver from the Code of Business Conduct and Ethics to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions during the fiscal year ended December 31, 2025.

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

	For the year ended December 31,
	2025	2024
	$ ‘000	$ ‘000
Audit fees (1)	320	326
(1)	Audit fees represent the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements.

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

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.Insider Trading Policy

The Company has adopted written insider trading policies and procedures that apply to all directors, executive officers, employees, contractors, and consultants. These policies are designed to promote compliance with applicable securities laws and prohibit the trading of Company securities while in possession of material nonpublic information. The policy also prohibits tipping, short selling, hedging, and pledging of Company securities. Members of the Company’s window group are subject to additional pre-clearance requirements. The policy includes a procedure for trades made under Rule 10b5-1 plans. A copy of the Insider Trading Policy is filed as Exhibit 11 to this Annual Report on Form 20-F.

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

2.2	*

Form of Amended and Restated Deposit Agreement, dated April 8, 2026, among Argo Blockchain plc, JPMorgan Chase Bank, N.A., as depositary, and all holders and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt

2.3	*	Form of American Depositary Receipt (included in Exhibit 2.2)

4.1		Amended and Restated 2022 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to the Registration Statement on form S-8 filed on March 8, 2023)

4.2

Additional Capital Subscription Agreement (12-Month Commitment), dated March 26, 2026, by and between Argo Blockchain plc and Growler Mining Tuscaloosa, LLC (incorporated by reference to Exhibit 5 to the Schedule 13D/A filed by Growler Mining Tuscaloosa, LLC with the SEC on April 10, 2026).

11.1	*	Insider Trading Policy

12.1	*	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Justin Nolan

12.2	*	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Charlotte Proctor-Worrall

13.1	*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

15.1	*	Differences in Corporate Law

15.2	*	Consent from PKF Littlejohn LLP.

21.1	*	List of Subsidiaries of the Registrant

97.1		Executive Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

101.INS	*	XBRL Instance Document

101.SCH	*	XBRL Taxonomy Extension Schema Document

101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document

104	*	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARGO BLOCKCHAIN PLC

/s/ Justin Nolan
Name: Justin Nolan
Title: Chief Executive Officer

Dated: 29 April, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Argo Blockchain plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Argo Blockchain plc and its subsidiaries (the “Group”) as of December 31, 2025 and 2024, and the consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter – Restructuring

As discussed in Note 21 – Restructuring plan, the Group underwent a court-sanctioned restructuring which resulted in the recapitalisation of Group. Our opinion is not modified with respect to this matter.

Basis for opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

London, England

Date: 29/04/2026

ARGO BLOCKCHAIN PLC

GROUP STATEMENT OF COMPREHENSIVE INCOME

		Year Ended	Year Ended	Year Ended
		December	December	December
		2025	2024	2023
Continuing operations	Note	$’000	$’000	$’000

Revenues	7	15,521	47,017	50,558

Power and hosting costs		(12,629)	(32,887)	(35,964)
Power Credits		—	1,498	7,163
Depreciation – mining hardware	17	(2,605)	(14,171)	(18,656)
Gross profit/(loss)		287	1,457	3,101
Operating Costs	8	(11,050)	(12,536)	(18,949)
Gain on hedging		—	(487)	—
Share based payment charge	22	(2,636)	(3,759)	(3,892)
Operating profit/(loss)		(13,399)	(15,325)	(19,740)
Gain/(loss) on sale of investments		—	(842)	36
Write off of investment	15	—	—	(2,236)
Gain/(loss) on disposal of fixed assets		634	(429)	—
Investment fair value movement		(300)	—	—
Finance costs	8	(4,202)	(6,810)	(11,556)
Other income		157	708	346
Impairment of tangible fixed assets	17	(609)	(31,498)	(855)
Gain/(Loss) on disposal of intangible assets	16	98	(98)	1,166
Impairment of intangible assets	16	(121)	(468)	(1,082)
Equity accounted loss from associate		—	—	(716)
Gain on extinguishment of debt		22,414	—	—
Profit/(loss) before taxation		4,672	(54,762)	(34,637)
Tax credit/(expense)	13	412	(340)	—
Profit/(loss) after taxation		5,084	(55,102)	(34,637)
Other comprehensive income

Currency translation reserve		(490)	(241)	(1,175)
Total other comprehensive profit/(loss)		(490)	(241)	(1,175)

Total comprehensive profit/(loss) attributable to the equity holders of the Company		4,594	(55,343)	(35,812)

Profit/(loss) per share attributable to equity owners (cents)
Basic and diluted earnings/(loss) per share	12	0.0023	(0.09)	(0.07)

ARGO BLOCKCHAIN PLC

GROUP STATEMENT OF FINANCIAL POSITION

		As at	As at	As at
		31 December	31 December	31 December
		2025	2024	2023
	Note	$’000	$’000	$’000

ASSETS
Non-current assets
Investments at fair value through income or loss	15	—	300	400
Intangible fixed assets	16	5,437	176	888
Property, plant and equipment	17	11,321	7,071	59,728
Right of use assets		1,894	—	—
Total non-current assets		18,652	7,547	61,016
Current assets
Trade and other receivables	19	645	2,451	2,480
Prepaids	19	1,187	628	1,355
Intangible fixed assets	20	42	6	385
Cash and cash equivalents		2,204	8,626	7,443
		4,078	11,711	11,663
Assets held for sale	14	—	—	3,261
Total Assets		22,730	19,258	75,940

EQUITY AND LIABILITIES
Equity
Common Stock	23	38,627	938	712
Additional paid-in capital	23	263,730	232,257	209,779
Share based payment reserve	24	16,839	15,162	12,166
Currency translation reserve	24	(31,256)	(30,766)	(30,525)
Accumulated surplus (loss)	24	(275,040)	(247,076)	(191,974)
Total equity		12,900	(29,485)	158
Current liabilities
Trade and other payables	25	6,325	8,184	11,175
Income Tax		—	398	—
Loans and Borrowings	26	1,598	857	14,320
Lease liability		133	—	—
		8,056	9,439	25,495
Liabilities held for sale	14	—	—	2,090
Total current liabilities		8,056	9,439	27,585
Non-current liabilities
Issued debt - bond	26	—	39,304	38,170
Loans	26	—	—	10,027
Lease liability		1,774	—	—
Total liabilities		9,830	48,743	75,782
Total equity and liabilities		22,730	19,258	75,940

The Group financial statements were approved by the board of directors on 24th April 2026 and authorized for issue; they are signed on its behalf by:

Justin Nolan Chief Executive Officer

The accounting policies and notes form part of the financial statements.

Registered number: 11097258

ARGO BLOCKCHAIN PLC

GROUP STATEMENT OF CHANGES IN EQUITY

				Share
		Additional	Currency	based	Accumulated
	Common	paid in	translation	payment	surplus/ (deficit)
	Stock	Capital	reserve	reserve	reserve	Total
(U.S. dollars in thousand)	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2025	938	232,257	(30,766)	15,162	(247,076)	(29,485)
Total comprehensive Profit/(loss) for the period:
Profit/(Loss) for the period	—	—	—	—	5,084	5,084
Other comprehensive Profit/(loss)	—	—	(490)	—	—	(490)
Total comprehensive Profit/(loss) for the period	—	—	(490)	—	5,084	4,594
Transactions with equity owners:
Common Stock Issued	37,681	7,533	—	—	—	45,214
Share based compensation charge	—	—	—	2,648	—	2,648
Common stock options/warrants exercised	8	963	—	(971)	—	—
Share issue costs	—	(10,071)	—	—	—	(10,071)
Transfer between reserves	—	33,048	—	—	(33,048)	—
Total transactions with equity owners	37,689	31,473	—	1,677	(33,048)	37,791
Balance at 31 December 2025	38,627	263,730	(31,256)	16,839	(275,040)	12,900

				Share
		Additional	Currency	based	Accumulated
	Common	paid in	translation	payment	surplus/ (deficit)
(U.S. dollars in thousand)	Stock	Capital	reserve	reserve	reserve	Total
Balance at 1 January 2024	712	209,779	(30,525)	12,166	(191,974)	158
Total comprehensive loss for the period:
Loss for the period	—	—	—	—	(55,102)	(55,102)
Other comprehensive loss	—	—	(241)	—	—	(241)
Total comprehensive loss for the period	—	—	(241)	—	(55,102)	(55,343)
Transactions with equity owners:
Common Stock Issued	220	21,635	—	—	—	21,855
Share based compensation charge	—	—	—	3,845	—	3,845
Common stock options/warrants exercised	6	843	—	(849)	—	—
Total transactions with equity owners	226	22,478	—	2,996	—	25,700
Balance at 31 December 2024	938	232,257	(30,766)	15,162	(247,076)	(29,485)

				Share
		Additional	Currency	based	Accumulated
	Common	paid in	translation	payment	surplus/ (deficit)
	Stock	Capital	reserve	reserve	reserve	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2023	634	202,103	(29,350)	8,528	(157,337)	24,578
Total comprehensive loss for the period:
Loss for the period	—	—	—	—	(34,637)	(34,637)
Other comprehensive loss	—	—	(1,175)	—	—	(1,175)
Total comprehensive loss for the period	—	—	(1,175)	—	(34,637)	(35,812)
Transactions with equity owners:
Common Stock Issued	78	7,676	—	—	—	7,754
Share based compensation charge	—	—	—	3,892	—	3,892
Common stock options/warrants exercised	—	—	—	(254)	—	(254)
Total transactions with equity owners	78	7,676	—	3,638	—	11,392
Balance at 31 December 2023	712	209,779	(30,525)	12,166	(191,974)	158

ARGO BLOCKCHAIN PLC

GROUP STATEMENT OF CASHFLOWS

		Year Ended	Year Ended	Year Ended
		December	December	December
(U.S. dollars in thousands)	Note	2025	2024	2023
Cash flows from operating activities
Loss before tax		4,672	(54,762)	(34,637)
Adjustments for:
Depreciation and amortisation	16,17	3,146	14,909	20,129
Foreign exchange movements		(196)	(458)	(1,914)
Loss on disposal of tangible assets		(634)	429	—
Finance cost	8	4,202	6,810	11,556
Loss on sale of subsidiary and investment		—	842	(36)
Revenue from digital assets	7	(15,521)	(47,017)	(50,558)
Impairment of intangible digital assets	16	122	468	654
Impairment of property, plant and equipment	17	610	31,498	855
Write off of investment		—	—	2,236
Share of loss from associate		—	—	716
Gain/(loss) on disposal and impairment of intangible assets (current)		(54)	98	(738)
Hedging (gain)/Loss		—	487	—
Interest received		(92)	(307)	—
Stock based compensation expense		2,648	3,759	3,892
Gain on extinguishment of debt	21	(22,413)	—	—
Gain on disposal of intangible fixed assets (non current)		(1)	—	—
Fair value movements on digital assets held		(42)	—	—
Fair value loss on investment	15	300	—	—
Working capital changes:
(Increase)/decrease in trade and other receivables	19	1,247	756	(1,152)
Increase/(decrease) in trade and other payables	25	(2,999)	(2,310)	1,041
Net cash generated from operating activities		(25,006)	(44,798)	(47,956)

Investing activities
Interest received		15	307	—
Purchase of hedging instruments		—	(1,000)	—
Proceeds from sale of hedging instruments		—	487	—
Proceeds from sale of digital assets	20	15,427	47,594	51,866
Proceeds from sale of investment/subsidiary	14	—	6,745	50
Purchase of tangible fixed assets	17	(126)	—	(1,112)
Proceeds from disposal of intangible fixed assets		31	—	—
Proceeds from disposal of tangible fixed assets		2,278	891	—
Net cash used in investing activities		17,625	55,024	50,804
Financing activities
Increase in loans	26	—	1,287	1,429
Proceeds from borrowings		5,253	—	—
Loan repayments		(399)	(26,242)	(14,064)
Interest paid		(1,889)	(6,224)	(10,661)
Proceeds from common stock issued - net of issue costs		(1,913)	21,855	7,518
Net cash (used in) generated from financing activities		1,052	(9,324)	(15,778)

Net (decrease) increase in cash and cash equivalents		(6,329)	902	(12,930)
Effect of foreign exchange on cash and cash equivalents		(93)	281	281
Cash and cash equivalents at beginning of period		8,626	7,443	20,092
Cash and cash equivalents at end of period		2,204	8,626	7,443

ARGO BLOCKCHAIN PLC

Material non-cash movements:

Year ended 31
December
2025
$’000
Recognition of right of use assets and corresponding lease liabilities	1,910
Tangible fixed assets acquired through the issue of equity	9,469
Intangible fixed assets acquired through the issue of equity	5,400
Debt equity conversion - 8.75% Senior notes	42,226
Debt equity conversion - Short term borrowings	7,781
Total Material non-cash movements	66,786

Group - net debt reconciliation

		Year ended	Year ended	Year ended
		31 December	31 December	31 December
		2025	2024	2023
Group - net debt reconciliation		$’000	$’000	$’000
Current loans and borrowings	26	1,598	(20)	(14,320)
Non-current issued debt – bonds	26	—	(39,304)	(38,170)
Non-current loans and borrowings	26	—	(837)	(10,027)
Cash and cash equivalents		2,204	8,626	7,443
Total net cash/(debt)		3,802	(31,535)	(55,074)

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

On 22 November 2022, the Group formed Argo Operating US LLC and Argo Holdings US Inc.

On 21 December 2022, Argo Innovation Facilities (US) Inc became Galaxy Power LLC. On 28 December 2022, the Group sold Galaxy Power LLC.

On 12 December 2025, as part of the Group’s restructuring plan, the company acquired 100% of the equity of Growler USCo Inc.

The principal activity of the group is that of Bitcoin mining.

As part of the restructuring completed in December 2025, the company’s ordinary shares were delisted from the London Stock Exchange, and the company’s 8.75% senior bonds were cancelled and extinguished in full. The American Depositary Receipt of the company are listed under the trading symbol ARBK on Nasdaq.

The financial statements cover the year ended 31 December 2025.

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

ARGO BLOCKCHAIN PLC

Going Concern

The preparation of the consolidated financial statements requires an assessment of the Group’s ability to continue as a going concern.

During 2025, the Group’s financial position was impacted by the cessation of the Galaxy hosting arrangement at the end of 2024, which required the removal and refurbishment of approximately 23,000 mining machines for redeployment at air-cooled facilities. The associated refurbishment costs and reduced mining output during the first quarter of 2025 placed pressure on liquidity.

On December 12, 2025, the Company completed a court-sanctioned restructuring plan which recapitalised the Group, eliminated its 8.75% senior notes due 2026, converted the Growler loan into equity and introduced additional capital. Following completion of the restructuring, Growler Mining Tuscaloosa LLC became the Company’s controlling shareholder. The restructuring significantly strengthened the Group’s balance sheet and removed near-term debt service obligations. Please see note 21 for additional information on the restructuring.

As at 31 December 2025, the Group had a cash balance of $2.2 million.

The Directors have prepared cash flow forecasts for a period of at least 12 months from the date of approval of these financial statements. Revenue forecasts are based on assumptions regarding Bitcoin price, network output and the Group’s operating hashrate. The model assumes Bitcoin prices increase from an average of $68,869 in February 2026 to $145,281 by December 2027, based on a 3.85% compound monthly growth rate derived from historical trends. Network output assumptions reflect a decline consistent with observed post-halving difficulty increases, and production is based on expected fleet hashrate and deployment.

Power costs are forecast based on contracted and estimated rates across operating sites. Where mining economics are unfavourable, the Group assumes curtailment of operations to minimum contracted levels, including approximately 5 MW in Canada and 2 MW per site in Alabama. In addition, operational flexibility in Alabama allows for reduced uptime during peak summer pricing periods, reducing exposure to elevated power costs.

The forecasts demonstrate that the Group is expected to maintain sufficient liquidity and meet its obligations as they fall due throughout the assessment period. The Directors have also considered reasonably possible downside scenarios, including reductions in Bitcoin price and increases in power costs, and have taken into account the Group’s ability to curtail operations, manage discretionary expenditure and optimise fleet deployment in response to changing market conditions.

In addition, the Group has access to funding from its controlling shareholder, including a subscription facility of up to $5.0 million. A non-binding letter of support from the controlling shareholder has also been obtained by the Group in respect of certain liabilities, should the need arise. Tha facility has been drawn down on subsequent to year end and $2.5m remains available to the Group to provide additional liquidity support if required.

Based on these forecasts and available mitigating actions, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for a period of at least 12 months from the date of approval of these financial statements. Accordingly, the financial statements have been prepared on a going concern basis and no material uncertainty has been identified.

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

ARGO BLOCKCHAIN PLC

Power Credits- Power credits are credits we received in Texas when we curtailed our mining production and sold the power back to the grid. The hosting agreement with Galaxy allowed Argo to share in the proceeds from those curtailments, which occured when the Helios facility monetized its fixed-price PPA during periods of high power prices. The Company records power credits in the period they are earned provided they are estimable and recoverable.

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

The group consists of Argo Blockchain plc and its wholly owned subsidiaries Growler USco Inc, Argo Innovation Labs Inc, Argo Operating US LLC and Argo Holdings US Inc and 9377-2556 and Argo Innovation Labs Ltd. Argo Innovation Labs Ltd has been dormant since incorporation.

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

ARGO BLOCKCHAIN PLC

Segmented reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the CEO or equivalent. The directors consider that the Group has only one significant reporting segment being crypto mining which is fully earned by USA subsidiary for the financial year ended 31 December 2025.

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

Intangible assets non-current

Intangible fixed assets comprise of the Group’s website and digital assets and power supply contracts. The Group’s website is recognised at cost and is amortised over its useful life. Amortisation is recorded within administration expenses. Digital assets not mined by the group are accounted for as intangible fixed assets under IAS 38, these assets are initially measured at cost and subsequently measured at fair value.

Increases in the carrying amount arising on revaluation of digital assets are recognised in other comprehensive income and shown as other reserves in shareholders’ equity. Decreases that offset previous increases of the same asset are charged in other comprehensive income and debited against the fair value reserve directly in equity; all other decreases are charged to the income statement.

The fair value of intangible cryptocurrencies on hand at the end of the reporting period is calculated as the quantity of cryptocurrencies on hand multiplied by price quoted on www.coinbase.com for 2025 and 2024, www.coingecko.com, for 2023 and prior years, two of the leading crypto websites, as at the reporting date.

Goodwill is initially measured at cost (being the excess of the consideration transferred and the amount recognised for non- controlling interests and any previous interest held of the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the difference is recognised in profit or loss.

As part of the Group’s restructuring completed in December 2025, the Group acquired power supply contracts which are recognised as intangible assets. These contracts represent the right to access electricity at specified rates and are critical to the Group’s cryptocurrency mining operations. The power contracts are initially recognised at cost, being their fair value at the date of acquisition.

Power supply contracts are amortised on a straight-line basis over the term of the underlying agreements, reflecting the period over which the economic benefits are expected to be consumed. The useful lives are reviewed at each reporting date. Where indicators of impairment exist, the carrying value of the contracts is assessed in accordance with the Group’s impairment policy.

Tangible fixed assets

Tangible fixed assets are comprised of right of use assets, office equipment, mining and computer equipment, data centers, leasehold improvements, and electrical equipment.

ARGO BLOCKCHAIN PLC

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

Intangible assets current

Historically, the Group accounted for cryptocurrency mined and held at the reporting date in accordance with IAS 38 Intangible Assets. Cryptocurrency mined by the Group was initially recognized as an intangible asset with an indefinite useful life and measured at the fair value of the cryptocurrency at the date of receipt. Subsequent measurement was performed under the revaluation model. Under this model, increases in the carrying amount arising on revaluation were recognized in other comprehensive income and accumulated in equity within a revaluation surplus, except to the extent that the increase reversed a revaluation decrease previously recognized in profit or loss. Decreases in the carrying amount were recognized in profit or loss, except to the extent that the decrease reversed a previous revaluation increase recognized in other comprehensive income. Upon disposal of cryptocurrency, any related revaluation surplus was transferred directly to retained earnings.

ARGO BLOCKCHAIN PLC

The Group revalued its cryptocurrency holdings on a monthly basis and following any significant fluctuations in fair value. Fair value was determined by reference to quoted prices from active markets, using observable prices available from established cryptocurrency pricing platforms at the reporting date. Cryptocurrency on hand at the end of the reporting period was presented as an intangible asset classified as a current asset, based on management’s expectation that the asset would be realized within twelve months and that the market for the cryptocurrency was sufficiently liquid.

Following developments in regulatory and accounting guidance applicable to SEC-registered entities, including the introduction of mandatory fair value accounting for crypto-assets under US GAAP and increased regulatory emphasis on comparability and fair value transparency, management reassessed the appropriateness of applying the IAS 38 revaluation model to the Group’s cryptocurrency holdings.

As a result of this reassessment, the Group has changed its accounting policy and now measures cryptocurrencies at fair value through profit or loss, as this approach better reflects the economic substance of holding cryptocurrency as a highly liquid, actively traded asset and provides more relevant and transparent financial information to users of the financial statements.

Under the revised policy, cryptocurrencies held by the Group are measured at fair value at each reporting date in accordance with IFRS 13 Fair Value Measurement, with all changes in fair value recognized directly in profit or loss in the period in which they arise. Fair value is determined using quoted prices in an active market, based on observable prices from established cryptocurrency exchanges or pricing platforms at the reporting date. Cryptocurrencies are presented as current assets, as the Group expects to realize these assets within its normal operating cycle. Upon disposal of cryptocurrency, the difference between the carrying amount and the proceeds received is recognized in profit or loss. This change eliminates the use of a revaluation reserve and aligns the accounting treatment of cryptocurrency more closely with its liquidity, volatility, and trading characteristics.

Management believes the revised policy enhances comparability with other SEC-registered entities, provides more decision-useful information by reflecting fair value movements in earnings as they arise, and better aligns the financial statement presentation with the economic characteristics of cryptocurrency.

The change in accounting policy has been applied in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Prior-period comparative information has not been restated, as the impact of applying the revised accounting policy retrospectively was assessed to be immaterial.

Digital assets not mined by the Group are recorded as Intangible Fixed Assets.

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

ARGO BLOCKCHAIN PLC

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

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses the 10-year US Government Bond Yield as the discount rate, which is not materially different to the Group’s incremental borrowing rate.

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

The Group is also subject to market fluctuations in foreign exchange rates. The subsidiary (Argo Innovation Labs Inc.) is based in Canada, and transacts in CAD$, U.S. dollars and GBP. 9377-2556 Quebec Inc. and 9366-5230 Quebec Inc. are based in Canada and transact in CAD$. Argo Holdings US Inc., Argo Operating US LLC and Growler USCo Inc are located in the United States of America and transacts in U.S. dollars. The Group bond is denominated in U.S. dollars. Cryptocurrency is primarily convertible into fiat through U.S. dollar currency pairs and through U.S. dollar denominated stable coins and is the primary method for the Group for conversion into cash. The Group maintains bank accounts in all applicable currency denominations.

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonable possible change in GBP and CAD$ exchange rates, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the fair value of monetary assets and liabilities.

Effect on profit
	Change in GBP	before tax
	rate	$’000
2025	+/-10%	+/-218

2024	+/-10%	+/-2

Effect on profit
	Change in CAD$	before tax
	rate	$’000
2025	+/-10%	+/-368

2024	+/-10%	+/-172

ARGO BLOCKCHAIN PLC

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonable possible change in interest rates on the portion of the loans and borrowings affected. With other variables held constant, the impact on the Group’s profit before tax is affected through the impact on floating rate borrowings, as follows.

Effect on
	Increase/decrease	profit before tax
	in basis points	$’000
2025	+/-180	+/-5

2024	+/-180	+/-15

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

The Group complied with all covenants during the year and through to the reporting date.

	Less than 1	Between 1	Between 2
	year	and 2 years	and 5 years	Over 5 years
At 31 December 2025
Loans	1,598	—	—	—
Issued debt - bonds	—	—	—	—
At December 2024
Loans	439	418	—	—
Issued debt - bonds	—	—	39,304	—

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

At the date of authorisation of these financial statements, the following Standards and Interpretation, which have not yet been applied in these financial statements, were in issue but not yet effective:

Standard or Interpretation	Description	Effective date for annual accounting period beginning on or after
IFRS 18	Presentation and Disclosure in Financial Statements	1 January 2027
IFRS 7/9 (amendments)	Amendments to the Classification and Measurement of Financial Instruments. Contracts referencing Nature-dependant Electricity	1 January 2026
IFRS 7 (Amendments)	Disclosures – Gain or Loss on Derecognition, Credit Risk,	1 January 2026
IFRS 10 (Amendments)	Determination of a ‘de-facto agent,’	1 January 2026
IFRS 9 (Amendments)	Derecognition of Lease Liabilities	1 January 2026

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

Valuation of tangible fixed assets- Note 17

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

ARGO BLOCKCHAIN PLC

The company has issued restricted stock units (RSUs) and performance stock units (PSUs) to employees which have been valued based on the share price on the date of the award. The RSUs were scheduled to vest over three years, beginning six months after the award and then every three months thereafter. It was assumed that employees would meet each vesting period and a related expense was recorded each month. If an employee’s employment was terminated prior to a vesting date, the prior expense for that vesting period was reversed. PSUs are amortised over the vesting period based on the most likely outcome of the performance metrics.

Following the company’s de-listing from the London Stock Exchange as part of the restructuring, all outstanding RSUs and PSUs were cancelled.

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

7.REVENUES

	2025	2024	2023
	$’000	$’000	$’000
Crypto currency mining – worldwide	15,521	47,017	50,558
Total revenue	15,521	47,017	50,558

Cryptocurrency mining revenues are recognised at a point in time.

Other Income

In 2024, Argo generated $1.5 million in power credits (2023: $7.2 million).

ARGO BLOCKCHAIN PLC

8.EXPENSES BY NATURE

	2025	2024	2023
Administrative expenses	$’000	$’000	$’000
Salary and other employee related costs	3,568	4,517	6,430
Restructuring and transaction related costs	3,822	2,363	4,969
Insurance	1,048	1,416	2,128
Depreciation and amortisation	541	738	1,473
Legal, professional and regulatory fees	1,408	1,080	1,772
Indirect taxes	—	962	994
Property tax	70	558	919
Consulting fees	53	276	533
Repairs and maintenance	95	50	455
Office general expenses	373	708	349
Public relations and associated activities	170	246	255
Travel	99	80	226
Carbon credits	—	—	129
Foreign exchange	(196)	(458)	(1,683)
Total operating expenses	11,050	12,536	18,949

Finance costs – interest on borrowings and bond	4,202	6,810	11,556
Total finance costs	4,202	6,810	11,556

9.AUDITOR’S REMUNERATION

	2025	2024	2023
	$’000	$’000	$’000
In relation to statutory audit services	437	326	341

The total group audit fee for the period amounted to $316,000 (2024: $331,000).

10.EMPLOYEES

The average monthly number of persons (including directors) employed by the group during the period was:

	2025	2024	2023
	Number	Number	Number
Directors and employees	20	25	30

	2025	2024	2023
	$’000	$’000	$’000
Wages and salaries	3,393	4,267	6,017
Social security costs	98	141	250
Pension costs	77	109	163
Share based payments	2,636	3,759	3,892
	6,204	8,276	10,322

ARGO BLOCKCHAIN PLC

11.DIRECTOR’S REMUNERATION

	2025	2024	2023
	$’000	$’000	$’000
Director’s remuneration for qualifying services	663	818	591
Severance	—	—	765
Share based payments	37	1,247	916
Total remuneration for directors and key management	700	2,065	2,272

Further details of Directors’ remuneration are available in note 29.

12.EARNINGS PER SHARE

The basic earnings per share are calculated by dividing the loss attributable to equity shareholders by the weighted average number of shares in issue.

	2025	2024	2023
Net Profit/(loss) for the period attributable to ordinary equity holders from continuing operations ($’000)	5,084	(55,102)	(34,637)
Finance Weighted average number of ordinary shares in issue (‘000)	2,188,075	607,879	503,917
Basic earnings/(loss) per share for continuing operations ($USD)	0.0023	(0.09)	(0.07)

The diluted loss per Ordinary Share is calculated by adjusting the weighted average number of Ordinary Shares outstanding to consider the impact of options, warrants and other dilutive securities. As the effect of potential dilutive Ordinary Shares in the current and prior year would be anti-dilutive, they are not included in the above calculation of dilutive earnings per Ordinary Share.

13.TAXATION

	2025	2024	2023
Current tax:	$’000	$’000	$’000

Current tax recovery on loss for the year	(412)	340	—
Total current tax	(412)	340	—

	2025	2024	2023
Deferred tax:	$’000	$’000	$’000

Origination and reversal of temporary differences	—	—	—
Total deferred tax liability	—	—	—
Total tax credit	(412)	340	—

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

ARGO BLOCKCHAIN PLC

Income tax expense

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2025	2024	2023
	$’000	$’000	$’000
Profit (loss) before taxation	4,672	(54,762)	(34,637)
Expected tax charge (recovery) based on a weighted average of 25% (2022 - 25)% (UK, US and Canada)	1,168	(13,690)	(8,669)

Effect of expenses not deductible in determining taxable profit	(4,223)	(1,839)	851
Temporary differences	2,044	9,936	5,841
Other tax adjustments	(70)	224	18
Capital gains tax	(143)	449	—
Origination and reversal of temporary differences	(412)	—	—
Unutilised tax losses carried forward	1,224	5,260	1,959
Taxation charge in the financial statements	(412)	340	—

In its financial statements for the year ended December 31, 2025, the Group reported a tax benefit of $412 thousand (December 31, 2024: tax charge of $340 thousand), related to a reversal of the 2024 income tax provision.

A deferred income tax asset is recognized for unused tax losses, tax credits, and deductible temporary differences, provided it is probable that these benefits will be realized. Deferred income tax assets are reviewed at each reporting date and reduced if it is no longer probable that the tax benefits will be realized. As of December 31, 2025, the Group has tax losses available to offset against future trading profits totaling approximately USD 148.3 million. No deferred tax asset has been recognized on the losses carried forward in the US, Canada, or UK due to uncertainty regarding the Group’s capacity to generate future taxable profits. The Group’s weighted average applicable tax rate for the year ended December 31, 2025, was 25% (year ended December 31, 2024: 25%).

Tax disputes (Canada)

Canadian entities within the Group are subject to routine audits of their tax filings by the Canada Revenue Agency (“CRA”) and Revenue Quebec (“RQ”). In January 2025, the RQ issued notices of re-assessment to Argo Innovation Labs (the Company) for the 2020, 2021 and 2022 taxation years, totaling USD 7,021,587 in corporate income tax liability and USD 1,868,672 in interest, following the denial of certain expenses and loss carry forwards. In April 2025, the Company filed objections to 2021 and 2022 reassessments, in November 2025 – in relation to 2020 reassessment and is contesting them with RQ. To challenge the reassessment, the Group provided security to regulators amounting to CAD 5,000,000. In November 2025 the Company has also filed a request with Revenue Quebec for determination of losses in respect of its 2019 and 2022 taxation years. The Company has not recorded provisions for the potential tax liabilities. On August 29, 2025, the CRA issued notices of assessment for the tax years ended December 31, 2021, and December 31, 2022, totaling USD 19,155,412 in tax liability and USD 5,485,205 in interest. Management disagreed with the CRA’s assessment filed a Notice of Objection in December 2025. Supported by external tax counsel, management maintains that its tax positions are in accordance with applicable tax law requirements.

In applying IAS 12 AND IFRIC 23, the Group has concluded that it is probable that the principal uncertain tax treatments will be accepted by the relevant taxation authorities and, accordingly no material liability has been recognized in respect of these matters. This assessment reflects management’s judgement regarding the interpretation of tax law, the status of objections filed, the supporting documentation available, consultation with external tax counsel and the anticipated utilization of available tax losses.

ARGO BLOCKCHAIN PLC

Tax Contingency (other jurisdictions)

Other tax authorities may dispute tax positions taken by the Group, potentially resulting in increased tax liabilities. For instance, His Majesty’s Revenue & Customs (“HMRC”), the IRS, or other authorities may contest the Group’s allocation of income among tax jurisdictions or intercompany transactions, such as transfer pricing and intellectual property payments. Additionally, a tax authority could assert that the Group is liable for taxes in a jurisdiction where the Group has not established a taxable presence; such assertions, if upheld, may increase tax liabilities across one or more jurisdictions.

14.INVESTMENT IN SUBSIDIARIES AND LOSS ON SALE OF SUBSIDIARY

Company

Details of the Company’s subsidiaries at 31 December 2025 are as follows:

	Country of	Ownership	Voting Power	Nature of
Name of Undertaking	Incorporation	Interest (%)	Held (%)	Business
Argo Innovation Labs Inc.	Canada	100%	100%	***
9377-2556 Quebec Inc.	Canada	100%	100%	**
Argo Holdings US Inc.	USA	100%	100%	****
Argo Operating US LLC	USA	100%	100%	*
Growler USCo Inc	USA	100%	100%	*

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

Growler USCo Inc was incorporated in December 2025 as part of the Group’s restructuring and is the entity through which crypto mining assets contributed by Growler Mining Tuscaloosa LLC are held.

15.INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	2025	2024
Non-current Group	$’000	$’000
At 1 January	300	400
Foreign exchange movement	—	—
Additions	—	—
Impairment	(300)	—
Disposals	—	(100)
At 31 December	—	300

ARGO BLOCKCHAIN PLC

16.INTANGIBLE FIXED ASSETS NON-CURRENT

		Digital	Power	2025
	Goodwill	assets	Contract	Total
Group	$’000	$’000	$’000	$’000
Cost
At 1 January 2025	35	5,139	—	5,174
Additions	—	—	5,400	5,400
Disposals	—	(31)	—	(31)
Foreign exchange movement	2	—	—	—
At 31 December 2025	37	5,108	5,400	10,543

Amortisation and impairment
At 1 January 2025	—	4,998	—	4,998
Foreign exchange movement	—	(6)	—	(8)
Impairment	—	116	—	116
At 31 December 2025	—	5,108	—	5,106
Balance At 31 December 2025	37	—	5,400	5,437

		Digital	2024
	Goodwill	assets	Total
Group	$’000	$’000	$’000
Cost
At 1 January 2024	112	5,329	5,441
Foreign Exchange Movements	—	(60)	(60)
Disposals	(77)	(130)	(207)
At 31 December 2024	35	5,139	5,174

Amortisation and impairment
At 1 January 2024	—	4,553	4,553
Foreign exchange movement	—	(28)	(28)
Impairment	—	473	473
At 31 December 2024	—	4,998	4,998
Balance At 31 December 2024	35	141	176

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

ARGO BLOCKCHAIN PLC

The digital assets held below are held in Argo Labs (a division of the Group) as discussed above. The assets are all held in secure custodian wallets controlled by the Group team and not by individuals within the Argo Labs team. The assets detailed below are not accessible and illiquid in nature.

		Fair value
Crypto asset name	Coins / tokens	$’000
Polkadot – DOT	182	—
NFT	211	—
Other tokens and other digital assets	N/A	—
As at 31 December 2025	—	—

		Fair value
Crypto asset name	Coins / tokens	$’000
Polkadot – DOT	182	1
NFT	211	1
USDC (stable coin – fixed to USD)	31,710	32
Other tokens and other digital assets	N/A	107
As at 31 December 2024	—	141

17.TANGIBLE FIXED ASSETS

	Mining	Data
	Machines	Centres	Equipment	Total
Group	$’000	$’000	$’000	$’000
Cost
At 1 January 2025	168,407	690	1,839	170,936

Additions	5,269	126	4,200	9,595
Disposals	(40,299)	—	—	(40,299)
Foreign Exchange movement	27	1	160	173
At 31 December 2025	133,404	817	6,199	140,420

Depreciation and impairment
At 1 January 2025	(162,450)	(690)	(725)	(163,865)
Foreign exchange movement	(1)	—	(133)	(134)
Depreciation charged	(2,605)	(4)	(537)	(3,146)
Disposals	38,655	—	—	38,655
Impairment in asset	(609)	—	—	(609)
At 31 December 2025	(127,010)	(694)	(1,395)	(129,099)
Carrying amount
At 1 January 2025	5,957	—	1,114	7,071
At 31 December 2025	6,394	123	4,804	11,321

ARGO BLOCKCHAIN PLC

	Mining	Data
	Machines	Centers	Equipment	Total
Group	$’000	$’000	$’000	$’000
Cost
At 1 January 2024	168,150	6,280	4,034	178,464

Foreign exchange movement	—	(336)	(604)	(940)
Additions	3	—	—	3
Disposal of subsidiary	—	(5,254)	—	(5,254)
Transfers between classes	1,591	—	(1,591)	—
Disposals	(1,337)	—	—	(1,337)
At 31 December 2024	168,407	690	1,839	170,936

Depreciation and impairment
At 1 January 2024	(116,992)	(1,537)	(206)	(118,736)
Foreign exchange movement	211	847	219	1,277
Depreciation charged	(14,171)	—	(738)	(14,909)
Impairment in asset	(31,498)	—	—	(31,498)
At 30 December 2024	(162,450)	(690)	(725)	(163,865)

Carrying amount
At 1 January 2024	51,158	4,743	3,828	59,729
At 31 December 2024	5,957	—	1,114	7,071

Property, Plant and Equipment Impairments

The Group has a single line of business, crypto mining. During 2025, the Group considers its mining machines to be categorized into five cash generating units (CGU’s) being: The Group operates a single line of business, cryptocurrency mining. For the purposes of impairment assessment, the Group has identified five cash-generating units (“CGUs”), being:

●	Mining Operations at the Group’s owned site in Quebec
●	Mining operations that were hosted at the Merkle Washington Facility
●	Mining Operations that were hosted at the Merkle Tennessee Facility
●	Mining Operations at the Alabama leased facility 1351
●	Mining Operations at the Alabama leased facility 1301

These CGUs represent the five separate locations at which the group hosts it’s mining machines and is the lowest level at which largely independent cash inflows are generated.

In the prior period, the group identified three CGUs, these being: mining operations at the Group’s owned site in Quebec, machines with uncertain re-hosting dates (formally hosted at the Helios facility) and inoperable machines not yet reconditioned (formally hosted at the Helios facility). During 2025, those machines grouped under the latter two CGUs were subsequently sold or re-hosted at the Merkle Washington Facility, the Merkle Tennessee Facility or the Group’s owned site in Quebec. There are two wholly new CGUs in the period arising from the mining machines and other ancillary assets acquired under the restructuring (see Note 21).

Quebec and Alabama CGUs – fair value less costs of disposal (“FVLCD”)

Merkle hosted CGUs –value in use (“VIU”)

ARGO BLOCKCHAIN PLC

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

In determining the FVLCD of mining equipment, management has used observable market data, including recent sales prices for comparable machines, adjusted for estimated costs of disposal, including transportation.

During 2025, mining economics deteriorated significantly following the Bitcoin halving in April 2024, as reflected in reduced hashprice and secondary market pricing for mining equipment. As a result, the recoverable amount of the Alabama CGU (site 1301) was assessed to be below its carrying value, and an impairment charge of $0.3 million was recognised. No impairment was identified in respect of the Alabama CGU (site 1351).

Mining equipment held at the Baie-Comeau CGU (4,162 machines) had a carrying value of $0.8 million at 31 December 2025 and was measured based on FVLCD using recent market transactions.

Mining equipment held at the Merkle CGUs (12,843 machines) had a carrying value of $1.7 million and was assessed based on value in use. The VIU calculation was derived from a 12-month cash flow forecast, discounted at 11.84%, representing the Group’s estimated cost of capital. Key assumptions underlying the forecast include Bitcoin price, network difficulty, hashprice and operating costs.

Impairment of Chips

In assessing the fair value of machine components, the Group used readily available chip set prices and management’s estimate of other components in the chip sets to determine the value of chips on hand. As a result of this analysis, an impairment of $87k was recorded (2024 - $0.6 million).

Right of Use Assets

	Leasehold
	property	Total
Group	$'000	$'000
Cost
At 01 January 2025	—	—
Additions	1,910	1,910
At 31 December 2025	1,910	1,910
Depreciation and impairment
At 01 January 2025	—	—
Depreciation charged	(16)	(16)
At 31 December 2025	(16)	(16)
Net book amount
At 31 December 2025	1,894	1,894

Right-of-use assets represent the Group’s right to use leased properties under lease arrangements accounted for in accordance with IFRS 16 Leases. They are initially recognised at cost, equal to the corresponding lease liability adjusted for any initial direct costs and prepaid lease payments, and are subsequently depreciated over the lease term. The balance at year end primarily relates to property leases associated with the Group’s Alabama mining operations.

ARGO BLOCKCHAIN PLC

18.LEASE LIABILITY

	Leasehold
	property	Total
	$	$
At 01 January 2025	—	—
Additions	1,910	1,910
Interest expense	7	7
Lease payments	(10)	(10)
FX	—	—
At 31 December 2025	1,907	1,907

Maturity Analysis

	12/31/2025	12/31/2024
Total
Current	133	—
Non - Current	1,774	—
MVal	1,907	—

Reconciliation of minimum lease payments and present value

31-Dec
2025
$
Within 1 year	211
Later than 1 year and less than 5 years	907
After 5 years	1,234
Total including interest cash flows	2,352
Less: interest cash flows	(445)
Total principal cash flows	1,907

Lease liabilities represent the present value of future lease payments under the Group’s lease arrangements, discounted at the applicable incremental borrowing rate on initial recognition. The liability is subsequently accreted for interest and reduced by lease payments, with the year-end balance primarily relating to the Group’s Alabama property leases.

19.TRADE AND OTHER RECEIVABLES

	Group	Group
	2025	2024
	$’000	$’000
Trade and other receivables	645	140
Prepaids	1,187	628
Other taxation and social security	—	2,311
Total trade and other receivables	1,832	3,079

Within other taxation and social security for 2024 is a provision against GST/QST/VAT receivable of $2.3 million in relation to ongoing matters in connection with GST Notice 324 released by the Canadian Revenue Authority, and ongoing discussions with HMRC. The Group have included the provision for prudence and upon conclusion of the matter, the Group will adjust this provision accordingly.

ARGO BLOCKCHAIN PLC

20.INTANGIBLE ASSETS CURRENT

The Group mined crypto assets during the period, which are recorded at fair value on the day of acquisition. Movements in fair value between acquisition (date mined) and disposal (date sold), and the movement in fair value in crypto assets held at the year end, are recorded in profit or loss.

All of the Group’s holding in crypto currencies other than Bitcoin are now classified as intangible assets.

At the period end, the Group held Bitcoin representing a fair value of $42k. The breakdown of which can be seen below:

	2025	2024
Group	$’000	$’000
At 1 January	6	385
Foreign Exchange Movement	—	—
Crypto assets purchased and received	3,500	—
Crypto assets mined	15,521	47,017
Total additions	19,021	47,017
Disposals
Impairment	—	—
Crypto assets sold	(18,927)	(47,302)
Total disposals	(18,927)	(47,302)
Fair value movements
Gain/(loss) on crypto asset sales	(58)	(94)
Movements on crypto assets held at the year end	—	—
Total fair value movements	(58)	(94)
At 31 December	42	6

21.RESTRUCTURING PLAN

On December 10, 2025, the High Court of Justice in England and Wales sanctioned the Company’s restructuring plan, which became effective on December 12, 2025. The restructuring involved a series of transactions intended to recapitalize the Company, reduce its debt obligations and provide additional liquidity. As part of the restructuring, Growler Mining Tuscaloosa LLC (“Growler”) contributed certain mining assets, provided additional capital funding and converted an existing loan into equity. In addition, the Company issued ordinary shares to holders of its 8.75% senior notes due 2026 in exchange for the cancellation of those notes. Following completion of the restructuring, Growler became the Company’s controlling shareholder.

The accounting treatment applied to each component of the restructuring is described below.

Asset acquisition - mining assets

The Company acquired the equity of Growler USCo LLC, which held certain mining machines, non - energized electrical infrastructure, power contracts and related leases. Management determined that the acquired entity did not meet the definition of a business under IFRS 3 as it did not include an organized workforce or substantive processes. Accordingly, the transaction was accounted for as an asset acquisition.

Consideration for the assets was settled through the issuance of equity instruments and accounted for as a share - based payment transaction under IFRS 2. Identifiable net assets acquired were recognized at their fair value. In accordance with IFRS 2, this amount has been recognised as an increase in equity, measured directly at the fair value of the goods or services received.

ARGO BLOCKCHAIN PLC

Senior notes cancellation

Ordinary shares were issued to holders of the Company’s 8.75% senior notes due 2026 in exchange for cancellation of the outstanding debt. This transaction was accounted for as a debt - for - equity exchange in accordance with IFRS 9 and IFRIC 19. The difference between the carrying value of the financial liability and the fair value of the equity instruments issued was recognized as a gain in profit or loss.

In the UK, the amount to be credited to share capital and share premium on an issue of shares is a matter of law and does not depend on the accounting for the transaction. Any apparent conflict between the accounting treatment and legal analysis can be resolved by transfers between the components of equity.

When shares are issued, the amount to be credited to share premium is based on the value of the consideration received for the issue of the shares. When the consideration is the release from a liability, its value for this purpose is the liquidated sum which is usually the face value of the liability (i.e., its redemption amount). This value may be different from both the carrying amount of the liability at the transaction date and its fair value (being the value credited to equity under IFRIC 19).

The effect of the distinction between the accounting and legal analysis is that a gain recognised under the requirements of IFRIC 19 is likely to be treated as capital for UK company law purposes and, as such, the overall effect is that the company’s reserves available for distribution are not increased. This has been disclosed in the Group Statement of Changes in Equity as a transfer between Additional paid in Capital and Accumulated surplus/(deficit) reserve.

Conversion of Growler loan facility

The loan facility provided by Growler was converted into equity as part of the restructuring. Consistent with IFRIC 19, the carrying amount of the loan was derecognized and replaced with equity instruments issued. The difference between the carrying value of the loan and the fair value of shares issued was recognized in profit or loss.

To financially support the Group through the restructuring process, Growler provided a $7.5m secured loan facility to the Group. The headline terms of this facility were as follows:

●	Interest charged at the higher of 10% and SOFR + 6%
●	Repayable 12 months from issue being 9th September 2026

Exit capital

The Company issued additional ordinary shares to Growler in exchange for $3.5 million of additional capital funding. The consideration was received in Bitcoin and immediately converted to cash. This transaction was accounted for as an equity issuance in accordance with IAS 32.

ARGO BLOCKCHAIN PLC

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

The following table summarizes share-based compensation expense for the years ended December 31, 2025 and 2024:

	2025	2024
Stock options	156	1,958
Restricted stock units	2,480	1,801
	2,636	3,759

	Number of	Weighted
	options and	average exercise
	warrants ‘000	price £
At 1 January 2025	63,549	0.17
Granted	—	—
Exercised	—	—
Lapsed	(1,681)	0.54
Outstanding at 31 December 2025	61,868	0.16

Exercisable at 31 December 2025	61,868	0.16

The weighted average remaining contractual life of options and warrants as at 31 December 2025 is 50 months (2024 -53 months). If the exercisable shares had been exercised on 31 December 2025 this would have represented 8% (2024 – 0.8%) of the enlarged share capital.

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

	2025	2024
Grant date share price £	—	0.115
Exercise price £	—	0.1125
Volatility	—%	113%
Life	—	5 years
Risk free rate	—%	3.9%
Dividend yield	—%	—%

ARGO BLOCKCHAIN PLC

Restricted Stock Units

In 2023, the Committee approved the grant of RSUs to employees. The RSUs vest quarterly beginning the sixth month after the grant date over a three-year period. The weighted average remaining vesting period is the period to the last vesting date.

	2025
			Weighted Average
	Number of	Weighted Average	Remaining Vesting
	Awards	Grant Date Price £	Period (months)
Outstanding at beginning of period	8,789	0.13	—
Granted during the period	—	—	—
Vested during the period	(4,192)	0.13	—
Forfeited during the period	(4,597)	0.13	—
Outstanding at the end of period	—	—	—

	2024
			Weighted Average
	Number of	Weighted Average	Remaining Vesting
	Awards ‘000’s	Grant Date Price £	Period (months)
Outstanding at beginning of period	6,700	0.12	—
Granted during the period	7,274	0.15	—
Vested during the period	(3,163)	0.12	—
Forfeited during the period	(2,022)	0.14	—
Outstanding at the end of period	8,789	0.13	22

Performance Stock Units (American Depository Shares)

In 2023, the Committee approved the grant of PSUs over American Depository Shares to the Chief Executive Officer of the Group, which were scheduled to vest annually over a three-year period, with annual vesting ranging from 25% to 100% subject to performance conditions. The Chief Executive Officer resigned in January 2025 and, in accordance with the terms of the award, all outstanding PSUs were cancelled.

Following the appointment of a new Chief Executive Officer, the Company granted 22,250,000 PSUs in accordance with its remuneration policy. These awards were subject to performance conditions and scheduled to vest over a three - year period, with vesting in equal tranches after 12, 24 and 36 months, subject to continued employment and satisfaction of the applicable performance conditions.

ARGO BLOCKCHAIN PLC

As part of the Company’s restructuring and delisting from the London Stock Exchange, all outstanding PSUs granted to the new Chief Executive Officer were cancelled.

	2025
			Weighted Average
	Number of	Weighted Average	Remaining Vesting
American Depository Shares	Awards ‘000	Grant Date Price $	Period (months)
Outstanding at beginning of the period	2,850	1.15	23
Granted during the period
Forfeited during the period	(2,850)	1.15	21
Outstanding at the end of period	—	—	—

			Weighted Average
	Number of	Weighted Average	Remaining Vesting
Ordinary Shares	Awards ‘000	Grant Date Price £	Period (months)
Outstanding at beginning of the period	—	—	—
Granted during the period	22,250	0.03	36
Forfeited during the period	(22,250)	0.03	27
Outstanding at the end of period	—	—	—

	2024
			Weighted Average
	Number of	Weighted Average	Remaining Vesting
	Awards	Grant Date Price £	Period (months)
Outstanding at beginning of the period	2,850,000	1.15
Vested during the period	(237,500)	—
Forfeited during the period	—	—
Outstanding at the end of period	2,612,500	1.15	35

23.ORDINARY SHARES

	As at 31	As at 31
	December 2025	December 2024
	$’000	$’000
Ordinary share capital
Issued and fully paid
Opening share capital	938	712
Issued in the period
Ordinary Shares of $0.001 each	37,689	226
Closing Share Capital	38,627	938

Share premium
At beginning of the period	232,257	209,779
Issued in the period	45,144	22,748
Issue costs	(10,071)	—
At the end of period	263,730	232,257

ARGO BLOCKCHAIN PLC

24.RESERVES

The following describes the nature and purpose of each reserve:

Reserve	Description
Ordinary Shares	Represents the nominal value of equity shares

Share Premium	Amount subscribed for share capital in excess of nominal value

Share based payment reserve	Represents the fair value of options and warrants granted less amounts transferred on exercise

Currency translation reserve

Cumulative effects of translation of opening balances on non-monetary assets between subsidiaries functional currencies (Canadian dollars and Uk Sterling) and Group presentational currency (US Dollars).

RSU/PSU reserve	Represents the fair value of restricted/performance stock units expensed less amounts transferred on vesting

Other comprehensive income of equity accounted associates	The other comprehensive income of any associates is recognised in this reserve

Accumulated surplus	Cumulative net gains and losses and other transactions with equity holders not recognised elsewhere.

25.TRADE AND OTHER PAYABLES

	Group	Group
	2025	2024
	$’000	$’000
Trade payables	3,808	1,663
Accruals and other payables	2,517	3,619
Other taxation and social security	—	2,902
Total trade and other creditors	6,325	8,184

The directors consider that the carrying value of trade and other payables is equal to their fair value.

26.LOANS AND BORROWINGS

	As at 31 December	As at 31 December
	2025	2024
Non-current liabilities	$’000	$’000
Issued debt - bond (a)	—	39,304
Total	—	39,304
Current liabilities
Mortgage - Quebec Facility (b)	438	837
Other Loans (c)	1,160	20
Total	1,598	857

ARGO BLOCKCHAIN PLC

(a)Unsecured Bonds:

In November 2021, the Group issued an unsecured 5-year bond with an interest rate of 8.75%. The bonds were due to mature on 30 November 2026. The bonds could be redeemed for cash in whole or in part at the Group’s option (i) on or after 30 November 2023 and prior to 30 November 2024, at a price equal to 102% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after 30 November 2024 and prior to 30 November 2025, at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iii) on or after 30 November 2025 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption. The Group could also redeem the bonds, in whole, but not in part, at any time at its option, at a redemption price equal to 100.5% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption, upon the occurrence of certain change of control events. The bonds were listed on the Nasdaq Global Select Market under the symbol ARBKL.

As part of the restructuring completed in December 2025, the outstanding bonds were cancelled and extinguished in full in exchange for the issuance of new ordinary shares in the Company. The transaction was accounted for as a debt - for - equity exchange in accordance with IFRS 9 and IFRIC 19, with the difference between the carrying value of the bonds and the fair value of the equity instruments issued recognised in profit or loss. Following the restructuring, no amounts remain outstanding under the bonds.

(b)Mortgage – Quebec Facility

The mortgage is secured against the property at Baie-Comeau and is repayable over 36 months at an interest rate of Lender Prime + 0.5%. (4.95% as of 31 December 2025).

(c)Other Loans

Amounts totaling $1,159,298 advanced by Growler Mining Tuscaloosa, LLC between December 8, 2025 and December 31, 2025 supporting IAS 24.18 the Group’s restructuring, namely the settlement of professional fees directly attributable to the restructuring were recognized as a shareholder loan at year-end. These amounts were subsequently converted into equity on March 26, 2026.

27.FINANCIAL INSTRUMENTS

	Group	Group
	2025	2024
	$’000	$’000
Carrying amount of financial assets
Measured at amortised cost
- Trade and other receivables	645	2,451
- Cash and cash equivalents	2,204	8,626
Measured at fair value through profit or loss	—	300
Total carrying amount of financial assets	2,849	11,377

Carrying amount of financial liabilities
Measured at amortised cost
- Trade and other payables	6,325	8,184
- Short term loans	1,598	20
- Long term loans	—	837
- Issued debt - bonds	—	39,304
Carrying amount of financial liabilities	7,923	48,345

ARGO BLOCKCHAIN PLC

Fair Value Estimation

Fair value measurements are disclosed according to the following fair value measurement hierarchy:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)
●	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices), or indirectly (that is, derived from prices) (Level 2)
●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3). This is the case for unlisted equity securities.

The following table presents the Group’s assets that are measured at fair value at 31 December 2025 and 31 December 2024.

	Level 1	Level 2	Level 3	Total
Assets	$’000	$’000	$’000	$’000
Financial assets at fair value through profit or loss
- Equity holdings	—	—	—	—
- Digital assets	—	42	—	—
Total at 31 December 2025	—	42	—	—

	Level 1	Level 2	Level 3	Total
Assets	$’000	$’000	$’000	$’000
Financial assets at fair value through profit or loss
- Equity holdings	—	—	300	300
- Digital assets	—	6	—	6
Total at 31 December 2024	—	6	300	306

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

ARGO BLOCKCHAIN PLC

28.COMMITMENTS AND CONTINGENCIES

A subsidiary has received tax assessments from Canadian tax authorities for value added taxes and income taxes (See Note 13). The Company is involved in legal proceedings with a third party; in line with IAS 37 paragraph 92, the information required under IAS 37 paragraphs 84-91 have not been disclosed as management consider that such disclosures could seriously prejudice the position of the company.

29.RELATED PARTY TRANSACTIONS

The compensation paid to related parties in respect of services rendered in 2025 were:

●	$48,520 (2024-$135,095) in respect of fees of Matthew Shaw (Non-executive director);
●	$141,576 (2024-$129,909) in respect of fees for Maria Perrella (Non-executive director);
●	$90,353 (2023-$145,562) in respect of fees for Raghav Chopra (Non-executive director);

Following the restructuring completed on December 12, 2025, Growler Mining Tuscaloosa LLC became the Company’s controlling shareholder and is therefore a related party. Please see note 21 and 31 for details of transactions with Growler Mining Tuscaloosa LLC.

At 31 December 2025, the Group had right-of-use assets and corresponding lease liabilities recognized in respect of lease arrangements with entities under common control within the wider Growler group. These comprise one lease for the Group’s operating facilities in Alabama with a term of 10 years at a cost of $17,500 per month, and two rented facilities for the storage of assets on rolling monthly terms at a cost of $3,000 per month each.

30.CONTROLLING PARTY

As a result of the restructuring completed on December 12, 2025, Growler Mining Tuscaloosa LLC became the Company’s controlling shareholder, holding approximately 88.6% of the Company’s issued share capital. Accordingly, the Company is controlled by Growler Mining Tuscaloosa LLC.

31.POST BALANCE SHEET EVENTS

Subsequent to 31 December 2025, the Company entered into a subscription facility agreement with its controlling shareholder, Growler Mining Tuscaloosa, LLC. Under the terms of the Facility, the Company may draw up to $5,000,000 to support its operations, working capital requirements and strategic initiatives.

As at the date of approval of these financial statements, the Company has drawn $2,500,000 under the Facility. The proceeds have been used to support ongoing operations and liquidity requirements.

Additionally, prior payments totaling $1,259,297.68 made by or on behalf of Growler between December 8, 2025 and January 15, 2026, which were recognized as a liability at December 31, 2025, were converted into equity concurrently with the initial $2.5 million tranche, with no additional cash consideration.